Filed by Newbelco SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

Commission File No. 001-34455

NEWBELCO SA/NV

Admission to listing and trading of ordinary shares on Euronext Brussels

This is a Prospectus relating to the admission to listing and trading of 1,693,242,156 New Ordinary Shares without nominal value in the capital of Newbelco SA/NV on Euronext Brussels, the regulated market operated by Euronext Brussels SA/NV. Depending on the number of UK Scheme Shareholders other than Altria and BEVCO that elect for the Partial Share Alternative, this relates to between approximately 83.86% and 84.23% of Newbelco’s expected outstanding share capital immediately following the Belgian Merger. The remainder of Newbelco’s expected outstanding share capital immediately following the Belgian Merger will be represented by Restricted Newbelco Shares, for which no admission to listing and trading will be sought.

Unless otherwise stated, capitalised terms used in this Prospectus have the meaning set out in Part XIII (Glossary of selected terms).

The New Ordinary Shares will be issued by Newbelco SA/NV in connection with the proposed business combination between SABMiller plc and Anheuser-Busch InBev SA/NV. As set out in the joint announcement by AB InBev and SABMiller on 11 November 2015, the proposed combination will be implemented through a series of steps, including the final step in which AB InBev will merge into Newbelco, a company formed for the purpose of effecting the Transaction, through a merger by absorption of AB InBev under the Belgian Companies Code (referred to as the Belgian Merger). Following completion of the Belgian Merger, AB InBev Shareholders will become shareholders in Newbelco and Newbelco will be the surviving entity and holding company for the Combined Group.

Pursuant to the Belgian Merger:

•	AB InBev Shareholders will receive one New Ordinary Share for each AB InBev Share they hold at the record date for the Belgian Merger; and

•	upon the exchange of the AB InBev Shares for New Ordinary Shares, the AB InBev ADSs, each currently representing one AB InBev Share, will instead each represent one New Ordinary Share, thereby becoming Newbelco ADSs.

Please refer to Part V (Overview of the Transaction) of this Prospectus for a description of the Transaction and the Proposed Structure.

The Transaction (including the Belgian Merger) is conditional upon the satisfaction of certain conditions as further detailed in this Prospectus. Further, in order to approve the Transaction, shareholders’ meetings of AB InBev, Newbelco and SABMiller will be convened for the purpose of considering and, if thought fit, approving any resolutions as are necessary to approve, implement and effect the requisite steps of the Transaction, including the approval of any relevant documents. The Transaction is currently expected to complete on or around 10 October 2016.

The number of Restricted Newbelco Shares that will be outstanding following Completion depends on the number of UK Scheme Shares for which the Partial Share Alternative is elected. For example, based on the number of AB InBev Shares (including the number of AB InBev Shares that are represented by AB InBev ADSs) in issue as at the date of this Prospectus, the capital of Newbelco will upon Completion consist of:

•	2,010,241,851 shares without nominal value, comprised of 1,693,242,156 New Ordinary Shares and 316,999,695 Restricted Newbelco Shares, assuming the Partial Share Alternative is elected for only by Altria and BEVCO, SABMiller’s largest shareholders, in accordance with the irrevocable undertakings described under sections 11.1.1.6 (Altria Irrevocable) and 11.1.1.7 (BEVCO Irrevocable) of Part VI of this Prospectus; or

•	2,019,242,156 shares without nominal value, comprised of 1,693,242,156 New Ordinary Shares and 326,000,000 Restricted Newbelco Shares, assuming all UK Scheme Shareholders (including Altria and BEVCO) elect for the Partial Share Alternative.

The AB InBev Shares are listed on the regulated market of Euronext Brussels, with secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. The AB InBev ADSs are listed on the New York Stock Exchange.

An application has been made for the admission to listing and trading of the New Ordinary Shares on Euronext Brussels, the regulated market operated by Euronext Brussels SA/NV, a regulated market within the meaning of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC (MiFID). It is expected that the Listing will occur on or about the first Business Day following the effective date of the Belgian Merger. Newbelco and Euronext Brussels do not accept any responsibility or liability with respect to any person as a result of the withdrawal of the Listing or the (related) annulment of any transaction in the New Ordinary Shares on the regulated market of Euronext Brussels.

Newbelco will apply for listing of the Newbelco ADSs on the NYSE, and will also apply for secondary listings of the New Ordinary Shares on the Bolsa Mexicana de Valores and on the Johannesburg Stock Exchange.

This Prospectus constitutes a listing prospectus for the purpose of Article 3, §3 of the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended, including by Directive 2010/73/EU and has been prepared in accordance with Article 20 of the Law of 16 June 2006 on the public offering of securities and the admission of securities to trading on a regulated market, as amended. This Prospectus was approved by the Belgian Financial Services and Markets Authority (FSMA) on 25 August 2016. Apart from the FSMA, no other authority in any other jurisdiction has approved this Prospectus.

This Prospectus serves as a prospectus for the purpose of Article 20 of the Prospectus Law only and no shares are being offered or sold pursuant to this Prospectus. This Prospectus is not published in connection with, may not be used for and does not constitute an offer of transferable securities to the public, an offer to sell, or the solicitation of an offer to buy, any of the New Ordinary Shares or any other securities issued by Newbelco.

The New Ordinary Shares have not been approved or disapproved by the SEC, any other federal or state securities commission in the U.S. or any other U.S. regulatory authority, nor has any such authority passed upon, confirmed the accuracy of or determined the adequacy of this Prospectus. Any representation to the contrary is a criminal offense in the U.S.

Investing in shares involves substantial risks and uncertainties. Investors must be able to bear the economic risk of an investment in shares and should be able to sustain a partial or total loss of their investment.

Before any investment in shares, investors should carefully review and consider the entire Prospectus, including all information incorporated by reference into this Prospectus, and should give particular attention to the risk factors set forth in Part II (Risk Factors) beginning on page 28 of this Prospectus, in particular the risk factors relating to the Transaction (see Part II: Risk Factors – 1. Risks relating to the Transaction), and more generally the risk factors relating to the Combined Group’s business (see Part II: Risk Factors – 2. Risks relating to the business of the Combined Group), the risk factors relating to the New Ordinary Shares (see Part II: Risk Factors – 3. Risks relating to the New Ordinary Shares) and the risk factors relating to taxation (see Part II: Risk Factors – 4. Risks relating to Taxation). All of these risk factors must be considered before investing in the New Ordinary Shares.

Distribution of this Prospectus may, in certain jurisdictions, be subject to specific regulations or restrictions. Persons in possession of this Prospectus are urged to inform themselves of any such regulations or restrictions which may apply in their jurisdiction and to observe them. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Newbelco disclaims all responsibility for any violation of such restrictions by any person.

Prospectus dated 25 August 2016

ANNEXES

ANNEX 1: STAND-ALONE FINANCIAL INFORMATION IN RESPECT OF NEWBELCO	F-1
PART A: BALANCE SHEET AS OF 3 MARCH 2016 AND EXPLANATORY NOTES	F-1
PART B: AUDITOR’S REPORT	F-2
ANNEX 2: PRO FORMA FINANCIAL INFORMATION AND ASSURANCE REPORT	F-3
PART A: PRO FORMA FINANCIAL INFORMATION	F-3
PART B: AUDITOR’S ASSURANCE REPORT	F-23
ANNEX 3: OPERATING AND FINANCIAL REVIEW OF AB INBEV AND SABMILLER	F-24
PART A: OPERATING AND FINANCIAL REVIEW OF AB INBEV	F-24
PART B: OPERATING AND FINANCIAL REVIEW OF SABMILLER	F-71

CAUTIONARY STATEMENTS

IMPORTANT NOTICE

Important: You must read the following disclaimer before reading this Prospectus. The following disclaimer applies to this Prospectus and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of this Prospectus. In accessing the attached Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from Newbelco.

No public offering

This Prospectus has been approved only for the purposes of the admission to listing and trading of the New Ordinary Shares on the regulated market of Euronext Brussels and does not constitute an offer of transferable securities to the public, an offer to sell or the solicitation of an offer to buy any New Ordinary Shares. This Prospectus can be distributed in Belgium, where it has been approved by the FSMA in accordance with the Prospectus Law.

The distribution of this Prospectus in any country other than Belgium may be restricted by law. Newbelco does not represent that this Prospectus may be lawfully distributed in compliance with any applicable registration or other requirements in any jurisdiction other than Belgium, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Newbelco which is intended to permit a public offering of any shares or distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no New Ordinary Shares may be offered or sold, directly and indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons in whose possession this Prospectus or any shares may come must inform themselves about, and observe, any such restrictions on the distribution of this Prospectus. Any person that, for any reason whatsoever, circulates or allows circulation of this Prospectus, must draw the addressee’s attention to the provisions of this section.

Members of the European Economic Area

No actions have been or will be made, in any Member State of the EEA that has implemented the Prospectus Directive (each a “Relevant Member State”), to make an offer to the public of the New Ordinary Shares that requires the publication of a prospectus in such Relevant Member State.

For the purposes of this provision, the expression “make an offer to the public” of the New Ordinary Shares in any Relevant Member State shall mean the communication in any form and by any means of sufficient information on the New Ordinary Shares so as to enable an investor to decide to purchase New Ordinary Shares, as that definition may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

United States of America

The New Ordinary Shares to be issued in connection with the Transaction outside the United States to non-U.S. persons (as defined in Regulation S under the Securities Act) have not been and will not be registered under the Securities Act. Subject to certain exceptions, such New Ordinary Shares may not be offered, held or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

Financial promotion

This Prospectus and its contents are not a financial promotion and do not constitute an invitation or inducement to engage in investment activity. If and to the extent that this Prospectus or any of its contents are deemed to be a financial promotion, Newbelco is relying on the exemptions provided by Articles 62 and 68 of the UK Financial Services and Markets Act 2000 (Financial Promotions) Order 2005/1529 in respect of section 21 of the UK Financial Services and Markets Act 2000.

Warning

Investors must form their own opinions about Newbelco, the New Ordinary Shares, the other shares in Newbelco and the associated benefits and risks. The summaries and descriptions of legal provisions, taxation, accounting principles or comparisons of such principles, legal company forms or contractual relationships reported in the Prospectus may in no circumstances be interpreted as investment, legal or tax advice for potential investors. Investors are urged to consult their own advisor, bookkeeper, accountant, or other advisors concerning the legal, tax, economic, financial and other aspects associated with the New Ordinary Shares. In case of doubt about the contents and/or the meaning of the information in this Prospectus, investors should seek the advice of an authorised person or a person specialised in advice relating to the acquisition of financial securities. The New Ordinary Shares have not been recommended by any federal or local authority in Belgium or abroad. Investors are solely responsible for analysing and assessing the benefits and risks associated with an investment in the New Ordinary Shares.

IMPORTANT INFORMATION

Responsibility statements

In accordance with Article 61, §1 and §2 of the Prospectus Law, Newbelco, represented by its board of directors, assumes responsibility for the information contained in this Prospectus. To the best of the knowledge of Newbelco and the directors of Newbelco (having taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts, is not misleading and is true, accurate and complete, and does not omit anything likely to affect the import of such information. Any information from third parties identified in this Prospectus as such, has been accurately reproduced and as far as Newbelco is aware and is able to ascertain from the information published by a third party, does not omit any facts which would render the reproduced information inaccurate or misleading.

Without prejudice to the preceding paragraph, all information relating to AB InBev, Newbelco, SABMiller and their subsidiaries contained in this Prospectus has been provided by representatives of AB InBev, it being understood that, insofar as information relating to SABMiller and its subsidiaries is concerned, such information has been obtained from documents disclosed or made available by SABMiller. AB InBev, represented by its board of directors, assumes responsibility for the information relating to AB InBev, Newbelco, SABMiller and their subsidiaries contained in this Prospectus and has represented to Newbelco that to the best of the knowledge of AB InBev and the directors of AB InBev (having taken all reasonable care to ensure that such is the case and taking into account that, with respect to information relating to SABMiller and its subsidiaries contained in this Prospectus, such information is based solely on documents disclosed or made available by SABMiller), such information is in accordance with the facts, is not misleading and is true, accurate and complete, and does not omit anything likely to affect the import of such information.

Newbelco, represented by its board of directors, assumes responsibility for the translation of the Prospectus into French and Dutch. Newbelco is responsible for the consistency between the English, French and Dutch versions of the Prospectus. In case of discrepancies between the different language versions, the English version will prevail.

The information contained in this Prospectus is up to date as of the date hereof unless expressly stated otherwise, and may be subject to subsequent change, completion and amendment without notice. The publication and delivery of this Prospectus shall not, under any circumstances, imply that there has been or will be no changes in the business or affairs of Newbelco, AB InBev and/or SABMiller, or that the information contained herein is correct as of any time, subsequent to the date of this Prospectus. In accordance with article 34 of the Prospectus Law, a supplement to the Prospectus will be published in the event of any significant new factor, material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of the New Ordinary Shares and which arises or is noted between the time when this Prospectus is approved and the trading of the New Ordinary Shares on Euronext Brussels begins. Any supplement is subject to approval by the FSMA, in the same manner as this Prospectus and must be made public in the same manner as this Prospectus.

The contents of this Prospectus should not be construed as providing legal, business, accounting or tax advice. Each prospective investor should consult its own legal, business, accounting and tax advisers prior to making a decision to invest in the shares of Newbelco.

Approval of the Prospectus

This Prospectus has been prepared in the form of a single document and approved on 25 August 2016 by the FSMA in its capacity as competent authority under the Prospectus Law.

The approval of the Prospectus by the FSMA does not constitute an appreciation of the soundness of the transaction proposed to investors and the FSMA assumes no responsibility as to the economic and financial soundness of the transaction and the quality or solvency of Newbelco.

Capitalised terms

Unless otherwise stated, capitalised terms used in this Prospectus have the meaning set out in Part XIII (Glossary of selected terms) of this Prospectus.

Available information

This Prospectus is available in English and a translation of the Prospectus will be available in French and Dutch shortly before Completion. The Prospectus will be made available to investors at no cost at AB InBev’s principal place of business, located at Brouwerijplein 1, 3000 Leuven, Belgium. The Prospectus is also available, subject to certain conditions, on AB InBev’s website (www.ab-inbev.com). The posting of the Prospectus and its Summary on the internet does not constitute an offer to sell or a solicitation of an offer to buy any of the New Ordinary Shares to or from any person. The electronic version of this Prospectus may not be copied, made available or printed for distribution. Except as set out in Part XIV (Documents incorporated by reference) of this Prospectus, other information on AB InBev’s website (www.ab-inbev.com) or any other website should not be considered part of or in any way incorporated by reference into this Prospectus.

Further information

Newbelco has filed its deed of incorporation, and must file its restated articles of association and all other deeds that are to be published in the Annexes to the Belgian State Gazette (Moniteur Belge / Belgisch Staatsblad), with the clerk’s office of the commercial court of Brussels, where they are available to the public. Newbelco is registered with the register of legal entities (registre des personnes morales (RPM) / rechtspersonenregister (RPR)) (Brussels) under enterprise number 0649.641.563. The Newbelco Articles are available on AB InBev’s website (www.ab-inbev.com) and will, upon or shortly after Completion, be available on Newbelco’s website. The Newbelco Governance Charter will be available on Newbelco’s website once adopted by the Newbelco Board.

In accordance with Belgian law, Newbelco must also prepare audited annual statutory and consolidated financial statements. The annual statutory financial statements, together with the reports of the board of directors and the auditors of Newbelco as well as the consolidated financial statements, together with the report of the board of directors and the audit report of the auditors, will be filed with the National Bank of Belgium, where they will be available to the public. Furthermore, as a listed company, Newbelco will be required to publish an annual financial report (comprised of the financial information to be filed with the National Bank of Belgium and a responsibility statement), and a semi-annual financial report (composed of condensed consolidated financial statements, the report of the auditors, if audited or reviewed, and a responsibility statement). These reports will be made publicly available on Newbelco’s website and on STORI, the Belgian central storage mechanism, which is operated by the FSMA and can be accessed via www.fsma.be.

As a listed company, Newbelco will be required to also disclose price sensitive information, information about the shareholder structure and certain other information to the public. In accordance with the Belgian Royal Decree of 4 November 2007 relating to the obligations of issuers of financial instruments admitted to trading on a Belgian regulated market (Arrêté royal relatif aux obligations des émetteurs d’instruments financiers admis aux négociations sur un marché réglementé / Koninklijk besluit betreffende de verplichtingen van emittenten van financiele instrumenten die zijn toegelaten tot de verhandeling op een Belgische gereglementeerde markt), such information and documentation will be made available through press releases, the financial press in Belgium, Newbelco’s website, the communication channels of Euronext Brussels or a combination of these media.

As a result of the filing of a registration statement on Form F-4 with regard to certain of the New Ordinary Shares and the listing of the Newbelco ADSs on the NYSE, which is expected to be effected simultaneously with the listing of the New Ordinary Shares on the regulated market of Euronext Brussels, Newbelco will be subject to the information reporting obligations under the Exchange Act. Pursuant to the Exchange Act, Newbelco is required to file or furnish with the SEC, among other things, annual reports on Form 20-F and periodic reports on Form 6-K disclosing material information about Newbelco and other information that Newbelco is required to make public or distributed to shareholders in accordance with Belgian law and the rules of Euronext Brussels. Any such information that will be filed with the SEC in addition to Newbelco’s information obligations under Belgian law, will simultaneously to such filing be published on Newbelco’s website. In any event, substantially the same level of information will be published on both markets.

As a result of the listing of the New Ordinary Shares on the Johannesburg Stock Exchange, which is expected to be effected simultaneously with the listing of the New Ordinary Shares on Euronext Brussels, Newbelco will be subject to the information reporting obligations under the JSE Listings Requirements. In accordance with the JSE Listings Requirements, Newbelco will be required to disclose price sensitive information and certain other information prescribed in terms of the JSE Listings Requirements to the public. Such information will be made available through the SENS. In particular, pursuant to the JSE Listings Requirements, when Newbelco wishes to release any information on another exchange, it must ensure that such information is also released on SENS and that such release takes place no later than the equivalent release on any other exchange provided that, if the Johannesburg Stock Exchange is not open for business, it must ensure that such information is released through SENS at the commencement of business on the next business day.

Upon registration of the New Ordinary Shares with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores (CNBV)) and listing of the New Ordinary Shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores), which is expected to be effected promptly after the listing of the New Ordinary Shares on Euronext Brussels, Newbelco will be subject to the information reporting obligations under the Mexican Securities Law and its regulations (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores) (jointly, the “Mexican Securities Regulations”). Pursuant to the Mexican Securities Regulations, Newbelco will be required to publicly disclose in Mexico through the Mexican Stock Exchange and furnish to the CNBV, among other things, annual reports, quarterly reports and other reports disclosing material information about Newbelco and its subsidiaries, as well as other information that Newbelco will be required to make public or distribute to shareholders in accordance with the Mexican Securities Regulations. All reports and information published by Newbelco in other markets shall be furnished and made publicly available simultaneously in Mexico in its original language. A Spanish translation of all such reports and information shall also be furnished and made publicly available in Mexico within specific periods set forth in the Mexican Securities Regulations. All reports and information published by Newbelco through the Mexican Stock Exchange must also be published on Newbelco’s website.

NOTE ON PRESENTATION

All references to “USD”, “dollars”, “U.S. dollars”, “$” and “cents” are to the lawful currency of the United States. All references to “pounds sterling”, “sterling”, “GBP” and “£” are to the lawful currency of the United Kingdom. All references to “Argentine pesos” are to the lawful currency of Argentina. All references to “Colombian pesos” are to the lawful currency of Colombia. All references to “Mexican pesos” are to the lawful currency of Mexico. All references to “South African rand” and “ZAR” are to the lawful currency of the Republic of South Africa. All references to “Peruvian nuevos soles” are to the lawful currency of Peru. All references to “euro”, “Euro” “€” and “EUR” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. All references to “Australian dollars” and “AUD” are to the lawful currency of the Commonwealth of Australia. All references to “Canadian dollars” are to the lawful currency of Canada. All references to “Russian rubles” and “RUB” are to the lawful currency of the Russian Federation. All references to “Ukrainian hryvnia” and “UAH” are to the lawful currency of Ukraine. References to “GAAP” mean generally accepted accounting principles.

Presentation of SABMiller financial information

This Prospectus incorporates by reference the audited consolidated financial statements of SABMiller as at and for the years ended 31 March 2014, 2015 and 2016 as contained within SABMiller’s annual reports for the years ended 31 March 2014, 2015 and 2016. Such financial information was prepared in accordance with IFRS. See Part XIV (Documents incorporated by reference) of this Prospectus for a comprehensive list of documents incorporated by reference in this Prospectus.

The reporting currency of the SABMiller Group is U.S. dollars.

Non-GAAP Financial Measures

This Prospectus contains information in relation to SABMiller Group Net Producer Revenue (referred to hereafter as the SABMiller Group NPR) (on a SABMiller Group-wide basis and in relation to the SABMiller Group’s segments), EBITA, as defined (on a SABMiller Group-wide basis and in relation to the SABMiller Group’s segments) and net debt. SABMiller Group NPR comprises revenue together with the SABMiller Group’s share of revenue from associates and joint ventures less excise duties and other similar taxes, together with the SABMiller Group’s share of excise duties and other similar taxes from associates and joint ventures. EBITA, as defined, comprises operating profit before exceptional items and amortisation of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. Net debt comprises gross debt (including borrowings, financing derivative financial instruments, overdrafts and finance leases) net of cash and cash equivalents (excluding overdrafts).

SABMiller Group NPR and EBITA, as defined, are non-GAAP financial measures, which SABMiller has historically used to evaluate performance and allocate resources between segments by SABMiller’s executive directors, being the chief operating decision makers. The segmental disclosures accord with the manner in which the SABMiller Group is managed. Segmental performance is reported after the specific apportionment of attributable head office service costs. Certain of these measures are commonly reported and widely used by investors in comparing performances with regard to amortisation and certain other items, which can vary significantly depending upon accounting methods, interest expense or taxation, or non-operating factors. SABMiller Group NPR and EBITA, as defined, have been disclosed in this Prospectus to permit a more complete and comprehensive analysis of the SABMiller Group’s operating performance. Net debt is also a non-GAAP financial measure, which SABMiller has historically used to evaluate its liquidity position and its progress towards deleveraging.

SABMiller Group NPR, EBITA, as defined, and net debt are not measurements of performance or financial position under IFRS. They should not be considered as an alternative to (a) revenue (as determined in accordance with GAAP), (b) operating profit (as determined in accordance with GAAP), or as a measure of the SABMiller Group’s operating performance, (c) cash flows from operating activities (as determined in accordance with GAAP), or as a measure of the SABMiller Group’s ability to meet cash needs, or (d) any other measures of performance or financial position under GAAP. SABMiller Group NPR, EBITA, as defined, and net debt may not be indicative of the SABMiller Group’s historical operating results or financial position, nor are they meant to be projections or forecasts of future results or financial position. In addition, because companies do not calculate these financial measures identically, the SABMiller Group’s presentation of these measures may not be comparable to similarly titled measures.

For a reconciliation of SABMiller Group NPR to revenue and a reconciliation of EBITA, as defined, to operating profit on a SABMiller Group-wide basis, see Annex 3, Part B (Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Results of Operations) of this Prospectus. For a reconciliation of SABMiller Group NPR to revenue and a reconciliation of EBITA, as defined, to operating profit on a segmental basis, see Annex 3, Part B (Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Segmental Analysis) of this Prospectus. For a reconciliation of net debt to interest bearing loans and borrowings, see Annex 3, Part B (Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Liquidity and Capital Resources—Net Debt and Equity) of this Prospectus. You should review such reconciliations and not rely on any single financial measure to evaluate the SABMiller Group’s business.

Volume Measurements

Unless otherwise stated, volume measurements as used in this Prospectus in relation to SABMiller are stated in hectolitres (“hl”). References to the SABMiller Group’s lager, soft drinks and other alcoholic beverages volumes include 100% of the volumes of all consolidated subsidiaries and the SABMiller Group’s share of volumes of all associated undertakings and joint ventures.

Presentation of AB InBev financial information

This Prospectus incorporates by reference the audited consolidated financial statements of AB InBev as at and for the years ended 31 December 2013, 2014 and 2015 as contained within AB InBev’s annual reports for the years ended 31 December 2013, 2014 and 2015, and the unaudited condensed consolidated interim financial statements of AB InBev as at and for the six-month periods ended 30 June 2016 and 2015 as contained within AB InBev’s 2016 half-year financial report. Such financial information was prepared in accordance with IFRS. See Part XIV (Documents incorporated by reference) of this Prospectus for a comprehensive list of documents incorporated by reference in this Prospectus.

Unless otherwise specified, the AB InBev financial information and analysis presented elsewhere in, or incorporated by reference into, this Prospectus is based on such consolidated financial statements. Unless otherwise specified, all AB InBev financial information included or incorporated by reference in this Prospectus has been stated in U.S. dollars.

Volume measurements

Unless otherwise specified, volumes, as used in this Prospectus in relation to AB InBev, include beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, AB InBev’s volumes include not only brands that it owns or licences, but also third-party brands that it brews or otherwise produces as a subcontractor, and third-party products that it sells through its distribution network, particularly in Western Europe. AB InBev’s volume figures in this Prospectus reflect 100% of the volumes of entities that it fully consolidates in its financial reporting and a proportionate share of the volumes of entities that it proportionately consolidates in its financial reporting, but do not include volumes of its associates or non-consolidated entities.

Rounding

Certain monetary amounts and other figures included in this Prospectus have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Exchange rate information

Fluctuations in the exchange rate between the euro, the U.S. dollar, the South African rand and the Mexican peso will affect the U.S. dollar, South African rand and/or Mexican peso amounts received by owners of New Ordinary Shares or Newbelco ADSs on conversion of dividends, if any, paid in euro on the New Ordinary Shares.

U.S. Dollar

The table below sets forth period end, average, high and low exchange rates of U.S. dollars per Euro for each year indicated regarding the daily reference exchange rates published by the European Central Bank (the “ECB Daily Reference Rate”) for the Euro and the U.S. Dollar.

	U.S. dollars per EUR 1.00
Year	Period End	Average(1)	High	Low
2013	1.3791	1.3281	1.3814	1.2768
2014	1.2141	1.3285	1.3953	1.2141
2015	1.0887	1.1095	1.2043	1.0552
2016 (through 30 June 2016)	1.1102	1.1159	1.1569	1.0742

(1)	The average of the ECB Daily Reference Rates on each business day during the relevant period.

South African rand

The table below sets forth period end, average, high and low exchange rates of South African rand per Euro for each year indicated regarding the ECB Daily Reference Rate for the Euro and the South African rand.

	South African rand per EUR 1.00
Year	Period End	Average(1)	High	Low
2013	14.5660	12.8330	14.5660	11.2074
2014	14.0353	14.4037	15.2836	13.5636
2015	16.9530	14.1723	17.3954	12.7006
2016 (through 30 June 2016)	16.4461	17.1983	18.2896	16.0999

(1)	The average of the ECB Daily Reference Rates on each business day during the relevant period.

Mexican peso

The table below sets forth period end, average, high and low exchange rates of Mexican peso per Euro for each year indicated regarding the ECB Daily Reference Rate for the Euro and the Mexican peso.

	Mexican peso per EUR 1.00
Year	Period End	Average(1)	High	Low
2013	18.0731	16.9641	18.1236	15.6385
2014	17.8679	17.6550	18.5391	16.8044
2015	18.9145	17.6157	19.6875	16.0487
2016 (through 30 June 2016)	20.6347	20.1731	21.6852	18.5798

(1)	The average of the ECB Daily Reference Rates on each business day during the relevant period.

MARKET AND INDUSTRY INFORMATION

SABMiller

Certain information in this Prospectus relating to the SABMiller Group has been extracted from third-party sources, as such sources were disclosed by SABMiller in public documents. Such information has been accurately reproduced and no facts have been omitted which would render the reproduced information inaccurate or misleading.

The information includes statements contained in this Prospectus relating to the market positions and market shares of the SABMiller Group and other companies in individual markets and the respective consumption figures and rates of growth in those markets. Unless otherwise stated, these statements are SABMiller management estimates, based, where available, on the most recent available beer industry reports relevant to those markets published on a worldwide or country basis. Other sources of information include IRi-Aztec (Australia) Pty Ltd (for Australia), Canadean Limited (for China, India, South Africa and Russia), the Czech Beer and Malt Association (for the Czech Republic), Nielsen Consumer (for Colombia, El Salvador, Honduras, Panama, Poland, Romania, South Africa, the Netherlands, Turkey, Kazakhstan and Pakistan), CCR Audit (for Peru), Frontline Market Research (for Tanzania, Mozambique, Uganda, Zambia, Botswana, Swaziland and Zimbabwe), the Central Statistical Office of Poland (for Poland), Ipsos Retail Performance (for Azerbaijan, Kyrgyzstan and Turkmenistan), Mardis Cia. Ltda (for Ecuador), the National Bureau of Statistics of China (for China), Retail Zoom (for Iraq) and SymphonyIRI Group (for Italy).

AB InBev

Market information (including market share, market position and industry data for the AB InBev Group’s operating activities and those of its subsidiaries or of companies acquired by it) or other statements presented in this Prospectus regarding the AB InBev Group’s position (or that of companies acquired by it) relative to its competitors largely reflect the best estimates of AB InBev’s management. These estimates are based upon information obtained from customers, trade or business organisations and associations, other contacts within the industries in which the AB InBev Group operates and, in some cases, upon published statistical data or information from independent third parties.

Except as otherwise stated, the AB InBev Group’s market share data, as well as its management’s assessment of its comparative competitive position, has been derived by comparing the AB InBev Group’s sales figures for the relevant period to its management’s estimates of its competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which the AB InBev Group sells its products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as internal estimations based on data from the Beer Institute and IRI (for the United States), the Brewers Association of Canada (for Canada), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Chile, Dominican Republic, Guatemala, Paraguay, Russia, Ukraine and Uruguay), Cámara Nacional de la Industria de la Cerveca y de la Malta (for Mexico), Belgian Brewers Association (for Belgium), German Brewers Association (for Germany), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France and IRI (for France), Plato Logic Limited (for Italy), the Korean International Trade Association (for South Korea) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

There are statements in this Prospectus, such as statements that include the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “anticipate”, “estimate”, “project”, “may”, “might”, “could”, “believe”, “expect”, “plan”, “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also Part II (Risk Factors) for further discussion of risks and uncertainties that could impact the business of the Combined Group.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside Newbelco’s or the Combined Group’s control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of Newbelco’s or the Combined Group’s key markets, and the impact they may have on Newbelco or the Combined Group and Newbelco’s or the Combined Group’s customers, and Newbelco’s or the Combined Group’s assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, Newbelco’s or the Combined Group’s reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of Newbelco’s or the Combined Group’s key markets;

•	changes in government policies and currency controls;

•	continued availability of financing and Newbelco’s or the Combined Group’s ability to achieve its targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which Newbelco or the Combined Group operates, including the laws and regulations governing Newbelco’s or the Combined Group’s operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on Newbelco’s or the Combined Group’s ability to contain costs and expenses;

•	Newbelco’s or the Combined Group’s expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	Newbelco’s or the Combined Group’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which Newbelco or the Combined Group operates, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganisations or divestiture plans, and Newbelco’s or the Combined Group’s ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets Newbelco or the Combined Group have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this Prospectus that are not historical; and

•	Newbelco’s or the Combined Group’s success in managing the risks involved in the foregoing.

The forward-looking statements contained in this Prospectus, including in documents that are incorporated by reference herein, include statements relating to the Transaction, the Transaction-related Divestitures and the financing of the Transaction, including the expected effects of the Transaction on the AB InBev Group and/or the SABMiller Group and the expected timing of the Transaction. These forward-looking statements may include statements relating to: the expected characteristics of the Combined Group; expected ownership of Newbelco by AB InBev Shareholders and UK Scheme Shareholders; expected customer reach of the Combined Group; the expected benefits of the proposed Transaction; and the financing of the Transaction and the Combined Group.

All statements regarding the Transaction, the Transaction-related Divestitures, the financing of the Transaction and the Combined Group, other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of management, are subject to numerous risks and uncertainties about the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group and are dependent on many factors, some of which are outside of Newbelco’s or the Combined Group’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the Transaction; the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; any failure to complete the Transaction or any disruption to the businesses of AB InBev and SABMiller resulting from management’s focus on the Transaction; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and resulting from the AB InBev Group’s increased level of debt; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller or their respective subsidiaries, associates and/or joint ventures is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer markets, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations to which it is subject and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of the AB InBev Group, Newbelco and/or the Combined Group in managing the risks involved in the foregoing.

Statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Newbelco cautions that the forward-looking statements in this Prospectus are further qualified by the risk factors disclosed in Part II (Risk Factors) that could cause actual results to differ materially from those in the forward-looking statements. Subject to their obligations under applicable law in relation to disclosure and ongoing information, Newbelco, AB InBev and SABMiller disclaim any intent or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

PART I: SUMMARY

Summaries are made up of disclosure requirements known as “Elements”. These elements are numbered in Sections A — E (A.1 — E.7).

This summary contains all the Elements required to be included in a summary for this type of securities and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention of “Not applicable”.

All capitalised terms used in this summary have the meaning set out in Part XIII (Glossary of selected terms).

Section A – Introduction and warnings

Element	Disclosure requirement
A.1	Introduction and warnings

This summary should be read as an introduction to the Prospectus.

Any decision to invest in the New Ordinary Shares should be based on consideration of the Prospectus as a whole by the investor.

Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the Member States, have to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area, no civil liability attaches to the persons responsible for this summary in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or it does not provide, when read together with the other parts of the Prospectus, key information in order to aid investors when considering whether to invest in the New Ordinary Shares.

A.2	Consent to subsequent resale or final placement

Not applicable. This Prospectus does not constitute an offer to buy, subscribe or sell the New Ordinary Shares and consequently no consent is granted by Newbelco to the use of the Prospectus for subsequent resale or final placement of the New Ordinary Shares.

Section B – Company

Element	Disclosure requirement
B.1	Name of the issuer

Newbelco SA/NV. Newbelco is expected to be renamed on or prior to Completion.

B.2	General information on the issuer

Newbelco is a limited liability company incorporated in the form of a société anonyme / naamloze vennootschap under the laws of Belgium. Newbelco is registered with the legal entities register (Brussels) under number 0649.641.563. Newbelco’s registered office is located at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels (Belgium).

B.3	Current operations and principal activities of Newbelco and the principal markets in which it competes

The combination of the AB InBev Group and the SABMiller Group will create a truly global brewer and one of the world’s leading consumer products companies. As a consumer-centric, sales-driven group, the Combined Group will produce, market, distribute and sell a strong and balanced portfolio of well over 400 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden, Castle Lager (except in the United States), Castle Lite (except in the United States), and Redd’s (except in the United States); and brands primarily distributed to local markets such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Franziskaner in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China, Cass in South Korea, Carling Black Label and Hansa Pilsener in South Africa, Aguila and Poker in Colombia, Hero in Nigeria, Cristal and Pilsen Callao in Peru, Victoria Bitter and Carlton Draught in Australia and Safari and Kilimanjaro in Tanzania. The Combined Group will also produce and distribute soft drinks, particularly in Central and South America and Africa, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and Mexico, and MixxTail in China, Argentina and other countries.

The Combined Group will inherit a long brewing tradition of more than 600 years, stretching back to the founding of the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, USA since 1852, and the history of the South African Breweries (SAB), with its origins in Johannesburg in 1895.

The Combined Group will maintain a global footprint with a balanced exposure to developed and developing markets and production facilities spread across the regions in which it operates.

The Combined Group will have brewing operations within the developed markets in North America and in Europe. The Combined Group will also have exposure to key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America.

B.4a	Significant recent trends affecting Newbelco and the industries in which it operates

From the date of its incorporation until the date of this Prospectus, Newbelco’s activities have been solely focused on the preparation of the Transaction. Newbelco has not conducted any activities other than those incidental to its formation, the execution of documents in connection with the Transaction, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the Transaction, the preparation and filing of this Prospectus and certain other related activities. Accordingly, there are currently no significant recent trends affecting Newbelco and the industries in which it operates. An overview of the significant trends affecting AB InBev and SABMiller and the industries in which they operate is referred to in the Prospectus for information purposes.

B.5	Description of the Combined Group and Newbelco’s position within the Combined Group

Upon Completion, Newbelco will be the Combined Group’s holding company, without material direct business operations, and will operate through a number of direct and indirect subsidiaries. The principal assets of Newbelco will be the equity interests it will hold (directly or indirectly) in its operating subsidiaries.

Element	Disclosure requirement
B.6	Relationship with major shareholders

Assuming Altria and BEVCO elect for the Partial Share Alternative in respect of the entire capital of SABMiller beneficially owned by them in accordance with the irrevocable undertakings entered into by each of them with AB InBev, that all other UK Scheme Shareholders elect for the Cash Consideration, and that no additional shares in AB InBev are issued after the date of this Prospectus, the following persons are expected to hold more than 3% of the voting rights attached to Newbelco Shares upon Completion, alone or together with any party acting in concert with them:

Major shareholders	% of voting rights attached to Newbelco Shares upon Completion
Holders of New Ordinary Shares
AB InBev Reference Shareholder, a stichting incorporated under Dutch law	34.45%
EPS Participations, a company incorporated under Luxembourg law, affiliated to EPS SA, its parent company	6.77%
EPS SA, a company incorporated under Luxembourg law, affiliated to the AB InBev Reference Shareholder that it jointly controls with BRC	<0.01%
Rayvax, a company incorporated under Belgian law	0.03%
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax, its parent company	<0.01%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0.00%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0.00%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it	0.29%
BRC, a company incorporated under Luxembourg law, affiliated to the AB InBev Reference Shareholder that it jointly controls with EPS SA	1.95%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Takeover Law	0.19%

LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, §2 of the Takeover Law

<0.01%
Holders of Restricted Newbelco Shares
Altria	10.81%
BEVCO	5.66%

Upon Completion, it is expected that the first twelve entities mentioned in the table will act in concert (it being understood that it is expected that (i) the first ten entities will act in concert within the meaning of Article 3, §1, 13º of the Transparency Law, and (ii) the eleventh and twelfth entities will act in concert with the first ten entities within the meaning of Article 3, §2 of the Takeover Law) and will hold, in aggregate, 847,648,483 New Ordinary Shares, representing 44.04% of the voting rights attached to the Newbelco Shares expected to be outstanding following Completion, based on the assumptions set out in the preceding paragraph.

Upon Completion, the AB InBev Reference Shareholder will be largest shareholder of the Combined Group holding a controlling interest. The AB InBev Reference Shareholder represents an important part of the interests of the founding families of AB InBev (mainly represented by EPS SA and EPS Participations) and the interests of the Brazilian families, previously shareholders of Ambev (represented by BRC).

B.7

Selected historical key financial information

Not applicable. Newbelco was incorporated on 3 March 2016 for the purposes of effecting the Transaction and being the holding company of the Combined Group following Completion.

Element	Disclosure requirement
B.8	Selected key unaudited pro forma financial information

	Selected unaudited pro forma condensed combined income statement data
		Six months ended 30 June 2016	Year ended 31 December 2015
	(In USD millions, except for per share data)	(Unaudited Pro Forma Combined)
	Revenue	26,284	55,456
	Gross Profit	16,053	33,931
	Profit from operations	7,418	17,033
	Profit	3,966	10,473
	Profit attributable to equity holders of the parent	3,313	8,649
	Earnings per share - Basic	1.69	4.42
	Earnings per share - Diluted	1.67	4.36
	Selected unaudited pro forma condensed combined balance sheet data
	(In USD millions)	As of 30 June 2016 (Unaudited Pro Forma Combined)
	Total assets	269,234
	Total liabilities	180,585
	Equity	88,649
	Equity attributable to equity holders of the parent	79,786

B.9	Profit forecast or estimate

	Not applicable. No profit forecast or estimate is made.

B.10	A description of the nature of any qualifications in the audit report on the historical financial information

Not applicable.

The auditors of Newbelco have not qualified their report on the financial information of Newbelco included in this Prospectus.

The auditors of AB InBev have not qualified their reports on the historical financial information of AB InBev incorporated by reference in this Prospectus.

The auditors of SABMiller have not qualified their reports on the historical financial information of SABMiller incorporated by reference in this Prospectus.

B.11	Working capital statement

	In the opinion of Newbelco, taking into account the bank and other facilities available to the Combined Group, the Combined Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this Prospectus.

Section C – Securities

Element	Disclosure requirement
C.1	Type and class of securities being offered and admitted to trading

The New Ordinary Shares to be issued in the context of the Transaction will be ordinary shares without nominal value in the capital of Newbelco and will be issued in registered or dematerialised form under Belgian law. The New Ordinary Shares are not being offered or sold pursuant to this Prospectus.

The New Ordinary Shares are expected to be listed on the regulated market of Euronext Brussels under ISIN Code BE0974293251.

C.2	Currency of the securities

The New Ordinary Shares to be issued in the context of the Transaction, upon Completion, will be denominated in euro.

C.3	Number of securities issued

The Prospectus relates to the admission to listing and trading on the regulated market of Euronext Brussels of 1,693,242,156 New Ordinary Shares. Depending on the number of UK Scheme Shareholders other than Altria and BEVCO that elect for the Partial Share Alternative, this relates to between approximately 83.86% and 84.23% of Newbelco’s expected outstanding share capital immediately following the Belgian Merger. The remainder of Newbelco’s expected outstanding share capital immediately following the Belgian Merger will be represented by Restricted Newbelco Shares, for which no admission to listing and trading will be sought.

As at the date of this Prospectus, the capital of Newbelco is represented by 6,150,000 Incorporation Shares. All such shares are fully paid up. Each of the Incorporation Shares represents an equal amount in the capital of Newbelco, i.e. EUR 0.01 (accounting par value). The Incorporation Shares will be cancelled in the context of the Transaction.

The number of Restricted Newbelco Shares that will be outstanding following Completion depends on the number of UK Scheme Shares for which the Partial Share Alternative is elected. For example, assuming Altria and BEVCO elect for the Partial Share Alternative in respect of the entire capital of SABMiller beneficially owned by them in accordance with the irrevocable undertakings entered into by each of them with AB InBev, that all other UK Scheme Shareholders elect for the Cash Consideration, and no additional shares in AB InBev are issued after the date of this Prospectus, the capital of Newbelco will, upon Completion, consist of 2,010,241,851 shares, comprised of 1,693,242,156 New Ordinary Shares and 316,999,695 Restricted Newbelco Shares. Conversely, assuming that all UK Scheme Shareholders (including Altria and BEVCO) elect for the Partial Share Alternative, and no additional shares in AB InBev are issued after the date of this Prospectus, the capital of Newbelco will, upon Completion, consist of 2,019,242,156 shares, comprised of 1,693,242,156 New Ordinary Shares and 326,000,000 Restricted Newbelco Shares.

C.4	Rights attached to the securities

All New Ordinary Shares will bear equal shareholder rights in all respects upon Completion. Upon Completion, the following rights will apply to the Newbelco Shares:

Dividend rights

All shares participate equally in Newbelco’s profits. The New Ordinary Shares and Restricted Newbelco Shares will have the same rights in relation to dividends and other distributions.

The Belgian Companies Code provides that dividends can only be paid up to an amount equal to the excess of Newbelco’s shareholders’ equity over the sum of (i) paid-up or called-up share capital, and (ii) reserves not available for distribution pursuant to law or the Newbelco Articles. Under Belgian law and the Newbelco Articles, the company must allocate an amount of 5% of its annual net profit on an unconsolidated basis to a legal reserve in its unconsolidated financial statements until such reserve equals 10% of Newbelco’s share capital.

In general, Newbelco may only pay dividends with the approval of the shareholders’ meeting. The annual dividend payment (if any) will be approved by Newbelco’s shareholders at the ordinary shareholders’ meeting of Newbelco and will be paid on the dates and the places determined by the Newbelco Board. In addition, the Newbelco Board may declare interim dividends without shareholder

Element	Disclosure requirement

approval, in accordance with the provisions of the Belgian Companies Code and article 44 of the Newbelco Articles. It is expected that the Newbelco Board will decide the payment of dividends on a semi-annual basis. For more information on the dividend policy of Newbelco, see section C.7 of this summary below (A description of dividend policy).

Preference right and anti-dilution

In the event of a share capital increase by way of the issue of new shares, or in the event of an issue of Equity Interests, all Newbelco Shareholders will have a Preference Right to subscribe for any such Equity Interests as set out in and in accordance with article 592 of the Belgian Companies Code.

The Preference Right shall entitle each Newbelco Shareholder to subscribe for any new Equity Interests, in each case pro rata to the proportion of Newbelco’s existing share capital that it holds immediately prior to such issue. Each Newbelco Shareholder may exercise its respective Preference Right in whole or in part.

The shareholders’ meeting may restrict or cancel the Preference Right, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in the best interests of Newbelco, provided however that if the Preference Right is restricted or cancelled with respect to any issuance in which any Newbelco Shareholder acquires any such Equity Interests, all Newbelco Shareholders shall be given the same right and be treated in the same way. This requirement shall not apply when the Preference Right is restricted or cancelled with respect to issuances of Equity Interests issued solely pursuant to stock option plans or other compensation plans in the ordinary course of business. Where a shareholders’ meeting has granted an authorisation to the Newbelco Board to effect a capital increase in the framework of the authorised capital and such authorisation allows the Newbelco Board to do so, the Newbelco Board may likewise restrict or cancel the Preference Right applying the same principles as set out in this paragraph.

Any decision to restrict or cancel the Preference Right will require a quorum at the first meeting of shareholders holding at least 50% of the share capital and, in any event, approval by a qualified majority of at least 75% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 75% of the votes cast at the meeting.

If any Restricted Newbelco Shareholder exercises its Preference Right in respect of its holding of Restricted Newbelco Shares, Newbelco shall issue, at the election of the Restricted Newbelco Shareholder, either Restricted Newbelco Shares or New Ordinary Shares (or a combination thereof) to such Restricted Newbelco Shareholder. No Restricted Newbelco Shares shall be issued other than to a Restricted Newbelco Shareholder exercising its preferential subscription right. In case of any event referred to in article 8.1 of the Newbelco Articles, Restricted Newbelco Shareholders shall only be entitled or required to receive Restricted Newbelco Shares in respect of the Restricted Newbelco Shares held by them.

Attendance at shareholders’ meetings

All Newbelco Shareholders are entitled to attend shareholders’ meetings of Newbelco, take part in the deliberations and, within the limits prescribed by the Belgian Companies Code and the Newbelco Articles, vote, provided they have complied with the formalities for admission set out in the Newbelco Articles.

The right to participate in and vote at a shareholders’ meeting of Newbelco will require shareholders to:

(i)      have the ownership of their shares recorded in their name on the fourteenth calendar day preceding the date of the meeting (such date, the “Record Date”) either through registration in the register of the registered shares of Newbelco, for holders of registered shares; or through book-entry in the accounts of an authorised account holder or clearing organisation, for holders of dematerialised shares; and

(ii)     notify Newbelco (or a person designated by Newbelco) at the latest on the sixth calendar day preceding the day of the meeting, of their intention to participate in the meeting, indicating the number of shares in respect of which they intend to do so. In addition, the holders of dematerialised shares must, at the latest on the same day, provide Newbelco (or a person designated by Newbelco) with an original certificate issued by an authorised account holder or a clearing organisation certifying the number of shares owned on the Record Date by the relevant shareholder and for which it has notified its intention to participate in the meeting.

Element	Disclosure requirement

Voting rights

Each Newbelco Share will be entitled to one vote except for shares owned by Newbelco, or by any of its subsidiaries, the voting rights of which will be suspended. The shares held by Newbelco’s principal shareholders will not entitle such shareholders to different voting rights.

Rights regarding liquidation

In the event of the dissolution and liquidation of Newbelco, the assets remaining after payment of all debts and liquidation expenses shall be distributed to the holders of shares of Newbelco, each receiving a sum proportional to the number of Newbelco Shares held by them. The New Ordinary Shares and the Restricted Newbelco Shares will have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up of Newbelco.

C.5	Restrictions on the free transferability of the securities

The New Ordinary Shares will be freely transferable. The Restricted Newbelco Shares will be subject to restrictions on transferability prior to their conversion into New Ordinary Shares, which can take place on a one-for-one basis at the earliest on the fifth anniversary of Completion (save for certain limited exceptions).

C.6	Application for admission to trading on a regulated market and identity of all the regulated markets where the securities are or are to be traded

Application has been made for the admission to listing and trading of the New Ordinary Shares on Euronext Brussels, the regulated market operated by Euronext Brussels NV/SA, a regulated market within the meaning of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC (MiFID). It is expected that the Listing will occur on or about the first Business Day following the effective date of the Belgian Merger.

Newbelco will apply for listing of the Newbelco ADSs on the NYSE, and will also apply for secondary listings of the New Ordinary Shares on the Mexican stock exchange (Bolsa Mexicana de Valores) and on the Johannesburg Stock Exchange.

C.7

Dividend policy

It is expected that Newbelco’s dividend policy will be to declare a dividend representing in aggregate at least 25% of its consolidated profit attributable to its equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit.

Any matter relating to Newbelco’s dividend pay-out policy will be within the jurisdiction of Newbelco’s shareholders’ meetings in accordance with the Belgian Companies Code.

The dividends payable by Newbelco are expected to be paid on a semi-annual basis (i.e. dividends for any given fiscal year are expected to be paid in November of such year and in May of the following year). The dividend payable in November will be an advance amount decided by the Newbelco Board in the form of an interim dividend. The dividend payable in May of the following year will be decided by Newbelco Shareholders at a shareholders’ meeting and will supplement the amount already distributed in November. In both cases, the dividends will be paid on the dates and at the places communicated by the Newbelco Board. It is expected that such semi-annual dividend payment will allow Newbelco to manage its cash flow efficiently throughout the year by matching dividend payments closely with operating cash flow generation.

Section D – Risks

Element	Disclosure requirement
D.1

Key risks relating to the Transaction

The implementation of the Transaction gives rise to the following material risks, in addition to other risks that are mentioned in Part II (Risk Factors):

•      The Transaction remains subject to the review and authorisation of various regulatory authorities which could impose conditions that could have an unfavourable impact on the Combined Group.

•      In addition to regulatory authorisations, the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of other conditions.

•      Change of control, prohibition on merger or other restrictive provisions in agreements and instruments to which members of the AB InBev Group and/or the SABMiller Group are a party may be triggered upon Completion and may lead to adverse consequences for the Combined Group, including the loss of significant contractual rights and benefits, the possible termination of material agreements or the requirement to repay outstanding indebtedness.

•      AB InBev intends for the Transaction to be implemented through a complex cross-border structure and failure to implement the Transaction in this manner may result in significant costs to the Combined Group.

•      The AB InBev Group may not be able to successfully integrate the SABMiller Group or realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant fees and other costs the AB InBev Group incurs in connection with the Transaction.

•      Disruption from the Transaction may make it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the Combined Group will operate.

•      The Transaction is, and may in the future be, subject to litigation attempting to enjoin Completion.

Key risks relating to the business of the Combined Group

Upon Completion, the Combined Group will be subject to the following material risks, in addition to the other risks that are mentioned in Part II (Risk Factors):

•      The Combined Group will be exposed to the risks of an economic recession, credit and capital market volatility and economic and financial crisis, which could adversely affect the demand for its products and adversely affect the market price of the Newbelco Shares.

•      The results of operations of the Combined Group could be affected by fluctuations in exchange rates.

•      Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on the Combined Group’s results of operations.

•      The Combined Group may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt (including as a result of the Transaction), uncertain market conditions and as a result of the potential downgrading of its credit ratings.

•      The Combined Group’s results could be negatively affected by increasing interest rates.

•      Competition could lead to a reduction in the Combined Group’s margins, increase costs and adversely affect its profitability.

•      An inability to reduce costs could affect profitability.

•      The Combined Group will be exposed to developing market risks, including the risks of devaluation, nationalisation and inflation.

•      Economic and political events in Argentina may adversely affect the Combined Group’s Argentine operations.

Element	Disclosure requirement

•      Political events in Ukraine, related sanctions adopted by the European Union and the United States targeting Russia and economic events in Russia may adversely affect the Combined Group’s operations in Ukraine, Russia and elsewhere in the region.

•      The size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may decrease the Combined Group’s ability to successfully carry out further acquisitions and business integrations.

•      An impairment of goodwill or other intangible assets would adversely affect the Combined Group’s financial condition and results of operation.

•      Negative publicity, perceived health risks and associated government regulation may harm the Combined Group’s business.

•      Demand for the Combined Group’s products may be adversely affected by changes in consumer preferences and tastes.

•      Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for the Combined Group’s products.

•      Climate change, or legal, regulatory or market measures to address climate change, may negatively affect the Combined Group’s business or operations, and water scarcity or poor quality could negatively impact its production costs and capacity.

•      If any of the Combined Group’s products is defective or found to contain contaminants, the Combined Group may be subject to product recalls or other liabilities.

•      The Combined Group will rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect the Combined Group’s business.

•      The Combined Group could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern the Combined Group’s operations.

•      If the Combined Group does not successfully comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, it could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause its reputation, its sales or its profitability to suffer.

•      AB InBev’s failure to satisfy its obligations under the Grupo Modelo settlement agreement could adversely affect the Combined Group’s financial condition and results of operations.

•      The unaudited pro forma financial information reflecting the Transaction may not be representative of the AB InBev Group’s and the SABMiller Group’s actual results as a Combined Group, and accordingly, there is limited financial information on which to evaluate the Combined Group.

D.3	Key risks relating to the New Ordinary Shares

The New Ordinary Shares are subject to the following material risks, in addition to other risks that are mentioned in Part II (Risk Factors):

•      The market price of New Ordinary Shares may be volatile.

•      The Combined Group’s largest shareholder may use its significant interest to take actions not supported by the Combined Group’s other shareholders.

•      The market price of the New Ordinary Shares may be negatively affected by actual or anticipated sales of substantial numbers of New Ordinary Shares.

•      Newbelco may be unable to pay dividends.

•      Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding New Ordinary Shares.

•      Future equity issuances may dilute the holdings of current shareholders and could materially affect the market price of New Ordinary Shares.

Element	Disclosure requirement

•      Investors may suffer dilution if they are not able to participate in equity offerings.

•      Certain provisions of Belgian legislation and of the Newbelco Articles can have an impact on potential takeover attempts and the stock market price of the New Ordinary Shares.

Key risks relating to taxation

•      Newbelco Shareholders residing in countries other than Belgium may be subject to double taxation with respect to dividends or other distributions made by Newbelco.

•      Any sale, purchase or exchange of New Ordinary Shares may become subject to the financial transaction tax.

•      Speculation tax may affect the liquidity of the New Ordinary Shares.

•      If it was determined that Newbelco was a Passive Foreign Investment Company under U.S. federal income tax laws, certain U.S. shareholders could be subject to adverse tax consequences.

Section E – Offer

Element	Disclosure requirement
This Prospectus does not constitute an offer to buy, subscribe or sell the New Ordinary Shares. This Prospectus serves as a prospectus for the purposes of Article 20 of the Prospectus Law only and no securities are being offered or sold pursuant to this Prospectus.

E.1	Net proceeds and expenses of the issue/offer

No funds will be raised in connection with the listing of the New Ordinary Shares and the admission to trading on the regulated market of Euronext Brussels.

The transaction costs incurred in connection with the Transaction, which include transaction taxes, advisory, legal, audit, valuation and other fees and costs (including, without limitation, costs and expenses relating to the issue of the New Ordinary Shares and the Listing), will amount to approximately USD 1.0 billion. In addition AB InBev expects to incur approximately USD 0.7 billion of costs in connection with the Transaction-related financing arrangements.

E.2a	Reasons for the issue

The Transaction will be implemented through the Proposed Structure which involves three principal steps as follows:

•      First, the acquisition of SABMiller by Newbelco through the UK Scheme, a UK law court-sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the UK Companies Act 2006, pursuant to which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares in consideration for each of its UK Scheme Shares.

•      Second, the Belgian Offer, a voluntary cash takeover offer made by AB InBev pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares, pursuant to which:

(i)      UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration will tender all their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the Cash Consideration; and

(ii)     UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative will tender some of their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share, in order to receive the cash element of the Partial Share Alternative, and will retain the relevant proportion of their Initial Newbelco Shares which will become Restricted Newbelco Shares as a result of the subsequent Reclassification and Consolidation.

Element	Disclosure requirement

•      Third, the Belgian Merger, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group.

Under the terms of the Transaction, each UK Scheme Shareholder will have the option to elect for:

•      the Cash Consideration, i.e. cash proceeds in an amount of £45.00 in respect of each UK Scheme Share it owns; or

•      the Partial Share Alternative, i.e. cash proceeds in an amount of £4.6588 as well as 0.483969 Restricted Newbelco Shares in respect of each UK Scheme Share it owns.

E.3	Terms and conditions of the issue

The Transaction is subject to a certain number of pre-conditions and conditions. In addition, each of the three steps of the Transaction is conditional on completion of the preceding step. AB InBev confirmed on 29 July 2016 that all pre-conditions to the Transaction had been satisfied. The paragraphs below describe the outstanding conditions of the Transaction.

The UK Scheme

SABMiller proposed to the UK Court that Altria and BEVCO (and their nominees, if any) should constitute a separate class for the purposes of the UK Scheme Court Meeting and, on 23 August 2016, the UK Court agreed to the convening of the UK Scheme Court Meeting on this basis.

To become effective, the UK Scheme therefore requires approval at the UK Scheme Court Meeting from a majority in number of those holders of UK Scheme Shares (other than Altria and BEVCO (and their nominees, if any), who will separately undertake to be bound by the UK Scheme) as at the Voting Record Time who are present and voting at the meeting, either in person or by proxy, and who represent not less than 75% in value of the UK Scheme Shares voted by them.

It is currently intended that the UK Scheme Court Meeting will be held on or around 28 September 2016. Implementation of the Transaction will also require the passing of the SABMiller Resolution at the SABMiller General Meeting, which is expected to be held immediately after the UK Scheme Court Meeting. The SABMiller Shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.

Implementation of the UK Scheme will furthermore require the Newbelco Shareholders (i.e. at the time the approval will be sought, the holders of the Incorporation Shares) to have approved the Capital Increase. It is currently intended that the Newbelco General Meeting to approve such matters will be held on or around 28 September 2016.

Following the UK Scheme Court Meeting and the SABMiller General Meeting, the UK Scheme will need to be sanctioned by the UK Court. The UK Scheme Court Sanction Hearing is currently intended to be held on or around 4 October 2016.

The UK Scheme will only become effective once a copy of the UK Scheme Court Order is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all UK Scheme Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting.

Following the UK Scheme becoming effective, it is currently expected that the Capital Increase will complete on or around 6 October 2016 (assuming that the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco will be completed within one Business Day of the UK Scheme becoming effective).

In addition to the shareholder approval requirements and sanction by the UK Court, as described above, the UK Scheme is subject to a number of other outstanding conditions and further terms. Such conditions include (i) obtaining certain regulatory clearances, and (ii) the passing of the AB InBev Resolutions and the Newbelco Resolutions. In addition, all conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural conditions) must be satisfied in order for the UK Scheme to become effective.

The Belgian Offer

The Belgian Offer is conditional on:

•      the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

Element	Disclosure requirement

•      the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel and as the UK Court may approve, if such approval(s) is or are required);

•      the UK Scheme Shares being registered in the name of Newbelco; and

•      the Initial Newbelco Shares being issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

The Belgian Merger

The Belgian Merger is conditional on:

•      the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

•      the Newbelco Resolutions being passed by the requisite majority of holders of Incorporation Shares at the Newbelco General Meeting;

•      the Belgian Offer completing in accordance with its terms;

•      the Initial Newbelco Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the Final Notarial Deed (or such later date as AB InBev may determine); and

•      the passing of the Final Notarial Deed.

E.4	Material interests to the issue

Not applicable. There are no natural or legal persons with an interest, including conflicting ones, that is material to the issue.

E.5	Selling shareholder and lock-ups

Not applicable. No New Ordinary Shares will be offered or sold. No lock-up agreements are or will be entered into in respect of the New Ordinary Shares.

E.6	Dilution

Depending on the number of UK Scheme Shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative, and assuming no additional AB InBev Shares are issued after the date of this Prospectus, former AB InBev Shareholders and/or former holders of AB InBev ADSs are expected to own approximately between 83.14% and 83.53% of Newbelco’s share capital immediately following the Belgian Merger and UK Scheme Shareholders are expected to own approximately between 16.47% and 16.86% of Newbelco’s share capital immediately following the Belgian Merger. Accordingly, the dilution that will arise for holders of AB InBev Shares upon completion of the Belgian Merger is expected to be approximately between 16.47% and 16.86%.

E.7	Estimated expenses charged to the investor

No expenses are charged to the investor. Newbelco will bear the expenses related to the Listing.

PART II: RISK FACTORS

Existing shareholders and prospective shareholders of Newbelco should carefully consider the risk factors described below and the other information contained in this Prospectus. Any of the following risks, individually or together, could adversely affect the Combined Group and the Combined Group’s business, financial condition and results of operations and, accordingly, the value of the New Ordinary Shares.

The risks and uncertainties described below are those relating to the Combined Group and its business and activities as if the Transaction had been completed.

The risks and uncertainties described below are those that Newbelco believes are material, but these risks and uncertainties may not be the only ones that the Combined Group faces. Additional risks and uncertainties, being those that Newbelco currently does not know about or deems immaterial may also result in decreased revenues, assets and cash inflows, increased expenses, liabilities or cash outflows, or other events that could result in a decline in the value of the New Ordinary Shares or which could have a material adverse effect on the Combined Group’s business, financial condition, results of operations and future prospects.

Risks relating to the Transaction

The Transaction remains subject to the review and authorisation of various regulatory authorities which could impose conditions that could have an unfavourable impact on the Combined Group.

Completion is subject to a number of conditions, including receipt of regulatory clearances in certain jurisdictions. On the same day that AB InBev announced the Transaction, AB InBev announced the sale of SABMiller’s interest in MillerCoors and SABMiller’s portfolio of Miller brands outside the U.S. and Puerto Rico to Molson Coors (the “MillerCoors Divestiture”). On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow (the “CR Snow Divestiture”). On 19 April 2016, AB InBev announced that it had accepted a binding offer from Asahi Group Holdings, Ltd. to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.) and on 29 April 2016, AB InBev announced that it had offered the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture, subject to certain third party rights (together, the “European Divestitures”). AB InBev has also agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited (the “Distell Divestiture”, and, together with the MillerCoors Divestiture, the CR Snow Divestiture and the European Divestitures, the “Transaction-related Divestitures”). In each case, these divestitures are with the goal of proactively addressing potential regulatory considerations regarding the Transaction and are conditional on the successful Completion.

The terms and conditions of any authorisations, approvals and/or clearances to be obtained, or any other action taken by a regulatory authority following the closing of the Transaction may require, among other things, the divestiture of assets or businesses of either the AB InBev Group or the SABMiller Group to third parties, changes to operations in connection with Completion, restrictions on the ability of the Combined Group to operate in certain jurisdictions following the Completion, restrictions on the AB InBev Group and the SABMiller Group combining their operations in certain jurisdictions or other commitments to regulatory authorities regarding ongoing operations.

Any such actions could have a material adverse effect on the business of the Combined Group and diminish substantially the synergies and the advantages which AB InBev expects to achieve from the Transaction. Furthermore, AB InBev may not be able to effect any divestitures or other commitments at the time intended, or at all, or at the desired price, especially in challenging market conditions. Any event that prevents or delays the integration of the AB InBev Group and the SABMiller Group businesses and operations in any jurisdiction could have a material adverse effect on the AB InBev Group and/or the Combined Group and their results of operations.

In addition, divestitures and other commitments made in order to obtain regulatory approvals, if any, may have an adverse effect on the Combined Group’s business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also could have the effect of delaying Completion, reducing the anticipated benefits of the Transaction, reducing the price AB InBev is able to obtain for such disposals or imposing additional costs on or limiting the Combined Group’s revenues following Completion, any of which might have a material adverse effect on the Combined Group following Completion.

On 29 July 2016, AB InBev announced that the regulatory pre-conditions (including regulatory clearance in the United States, the EU, China and South Africa) to the Transaction had been satisfied. Ultimately, however, there is no guarantee that the outstanding conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the regulatory conditions may result in the Transaction not being completed, and, in certain circumstances, including if any condition is not satisfied or waived by the date that is fourteen days prior to the Long Stop Date, AB InBev may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion. See section 11.1.1.2 (Co-operation Agreement) of Part VI of this Prospectus.

In addition to regulatory authorisations, the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of other conditions.

In addition to the outstanding conditions relating to regulatory authorities described above, the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of other conditions as described in the Rule 2.7 Announcement. These include the acquisition of SABMiller by Newbelco through a UK law court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller under Part 26 of the UK Companies Act 2006; the completion of AB InBev’s voluntary cash takeover offer pursuant to the Takeover Law and the Takeover Royal Decree for all of the shares of Newbelco issued to the shareholders of SABMiller and the completion of the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Law of 7 May 1999, setting out the Companies Code, pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the Combined Group; necessary shareholder resolutions of SABMiller, AB InBev and Newbelco being passed by the requisite majority of shareholders; the New Ordinary Shares having been approved for admission to listing and trading in Belgium, South Africa and Mexico; and the approval for the admission to trading of Newbelco ADSs on the NYSE.

There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Transaction not being completed, and, in certain circumstances, AB InBev may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion, including if specified AB InBev shareholder resolutions are not passed by the relevant date or AB InBev’s board withdraws its recommendation to AB InBev’s shareholders to vote in favour of the specified AB InBev shareholder resolutions and is permitted to withdraw from the Transaction. See section 11.1.1.2 (Co-operation Agreement) of Part VI of this Prospectus.

Any resolution proposed at the meeting of the relevant shareholders of SABMiller convened by the UK Court to approve the UK Scheme must be approved by a majority in number of shareholders of SABMiller (other than Altria and BEVCO (and their nominees, if any)) who are present and voting at the meeting, either in person or by proxy, and who represent not less than 75% of the relevant SABMiller Shares voted at such meeting. There is no guarantee that the required level of shareholder support will be achieved.

Furthermore, even if AB InBev desired to invoke a condition to prevent Completion, under the UK City Code AB InBev is only able to invoke such conditions if the UK Panel is satisfied that the circumstances giving rise to such conditions not being satisfied are of material significance to AB InBev in the context of the Transaction (subject to limited exceptions). The UK Panel has historically determined that this is a high threshold, so even if some event were to occur which AB InBev believes means that a condition is not satisfied (such as a material adverse change affecting the SABMiller Group), AB InBev may not be permitted to invoke such condition and may be required to proceed with Completion in any event.

Change of control, prohibition on merger or other restrictive provisions in agreements and instruments to which members of the AB InBev Group and/or the SABMiller Group are a party may be triggered upon Completion and may lead to adverse consequences for the Combined Group, including the loss of significant contractual rights and benefits, the possible termination of material agreements or the requirement to repay outstanding indebtedness.

Members of both the AB InBev Group and the SABMiller Group are parties to joint ventures, distribution and other agreements, guarantees and instruments which may contain change of control or other restrictive provisions that may be triggered (or be alleged to be triggered) upon Completion. Some of these agreements may be material and some may contain change of control provisions which provide for or permit, or which may be alleged to provide for or permit, the termination of the agreement or other remedies upon the occurrence of a change of control of one of the parties or, in the case of certain debt instruments, entitle holders to require repayment of all outstanding indebtedness owed to them. In addition, the AB InBev Group and the SABMiller Group have each issued debt instruments and are party to other agreements that may contain restrictions on the merger of, or cessation of business or dissolution of, members of the AB InBev Group and/or the SABMiller Group. Certain of these provisions may be triggered (or be alleged to be triggered) upon consummation of the Transaction and the Transaction-related Divestitures.

If, upon review of these agreements, AB InBev and SABMiller determine that such provisions can be waived by the relevant counterparties, they may decide to seek such waivers. In the absence of such waivers, the operation of the change of control or other restrictive provisions, if any, could result in the loss of material contractual rights and benefits, the termination of the relevant agreements or the requirement to repay outstanding indebtedness or to make certain other payments. Alternatively, in respect of certain debt instruments, the parties may decide to seek to effect certain restructuring transactions or redeem the instruments in accordance with their terms. Both of these approaches may be subject to uncertainty and may result in significant costs to the Combined Group.

In addition, various compensation and benefit programs with members of SABMiller senior management and directors and other SABMiller Group employees contain change of control provisions providing for vesting of stock options and other share-based awards, accelerated payouts under certain pension and bonus plans and tax gross-ups to be paid following Completion. AB InBev has taken into account potential payments arising from the operation of change of control provisions, including compensation arising from change of control provisions in employment agreements, but such payments may exceed AB InBev’s expectations.

AB InBev intends for the Transaction to be implemented through a complex cross-border structure and failure to implement the Transaction in this manner may result in significant costs to the Combined Group.

It is intended that the Transaction will be implemented by way of a three-stage process involving (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006, (ii) a Belgian law voluntary cash takeover offer pursuant to the Takeover Law and the Takeover Royal Decree, and (iii) a Belgian law reverse merger under the Belgian Companies Code (which is a merger in accordance with Belgian law whereby the holding company is merged into its subsidiary, with the subsidiary being the surviving company). See Part V (Overview of the Transaction) of this Prospectus.

This complex structure will involve a series of steps, in multiple legal jurisdictions. The implementation of the Proposed Structure is dependent on the actions and approval of a number of third parties, including governmental and regulatory bodies, which are beyond AB InBev’s control, and on regulations and legislation in force as at the date of publication of the Rule 2.7 Announcement. It may eventually not be possible, whether as a result of a change in law or otherwise, to implement the Transaction as currently intended. However, AB InBev may be required to complete the Transaction in any event.

On 11 November 2015, AB InBev entered into a Tax Matters Agreement with Altria, pursuant to which it (and, after Completion, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction. If certain of these representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, AB InBev (and, after Completion, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction.

The AB InBev Group may not be able to successfully integrate the SABMiller Group or realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant fees and other costs the AB InBev Group incurs in connection with the Transaction.

Achieving the advantages of the Transaction will depend partly on the rapid and efficient combination of the AB InBev Group’s activities with the SABMiller Group, two groups of considerable size which functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process involves inherent costs and uncertainties. These uncertainties are exacerbated because the SABMiller Group is active in new or developing markets in which the AB InBev Group does not have significant operations, and because AB InBev had little opportunity to perform detailed due diligence on the SABMiller Group prior to or after the announcement of the proposed Transaction. As compared to the AB InBev Group, the Combined Group may face increased exposure to certain risks as a result of the Transaction. For example:

•	the SABMiller Group has entered into important strategic partnerships in a number of Eurasian and African countries. The Combined Group may face challenges in continuing to develop collaborative relationships with these partners in order to ensure that decisions are taken in such partnerships which promote the strategic and business objectives of the Combined Group; and

•	the SABMiller Group operates its business and markets its products in developing markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. The SABMiller Group is not subject to the same laws relating to corruption that the AB InBev Group is subject to, and there is a risk that improper actions taken by its employees or representatives of its subsidiaries, affiliates, associates, joint ventures or other business interests may expose the Combined Group to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with such misconduct, even if unwarranted or baseless, could damage the reputation and sales of the Combined Group.

Furthermore, there is no assurance that the Transaction will achieve the benefits AB InBev anticipates from the integration. AB InBev believes that the consideration expected to be paid is justified, in part, by the procurement and engineering savings, brewery and distribution efficiency gains, best practice sharing and other cost savings, synergies and benefits that AB InBev expects to achieve by combining the SABMiller Group’s operations with the AB InBev Group’s own. However, these expected savings, gains, synergies and other benefits may not be achieved, and the assumptions upon which AB InBev determined the consideration paid to former SABMiller shareholders in connection with the Belgian Offer may prove to be incorrect. The implementation of the Transaction and the successful integration of the SABMiller Group’s operations into the AB InBev Group’s will also require a significant amount of management time and, thus, may affect or impair management’s ability to run the businesses effectively during the period prior to Completion and the integration of the businesses thereafter.

In addition, the AB InBev Group and the SABMiller Group have incurred, and will continue to incur, significant transaction fees and other costs associated with the Transaction. These fees and costs are substantial and include financing, financial advisory, legal and accounting fees and expenses. In addition, the Combined Group may face additional unanticipated costs as a result of the integration of the AB InBev Group and the SABMiller Group which would offset any realised synergy benefits resulting from the Transaction.

Finally, the Tax Matters Agreement AB InBev has entered into with Altria imposes some limits on the ability of the Combined Group to effect some group reorganisations after Completion which may limit Newbelco’s capacity to integrate the SABMiller Group’s operations into those of the AB InBev Group.

Disruption from the Transaction may make it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the Combined Group will operate.

The uncertainty regarding the effect of the Transaction and any related asset divestitures could cause disruptions to the businesses of the AB InBev Group and the SABMiller Group. These uncertainties may materially and adversely affect the AB InBev Group’s or the SABMiller Group’s businesses and their operations and could cause customers, distributors, other business partners and other parties that have business relationships with the AB InBev Group or the SABMiller Group to defer the consummation of other transactions or other decisions concerning the AB InBev Group’s or the SABMiller Group’s businesses, or to seek to change existing business relationships with these companies.

The success of the Combined Group will depend, among other things, on its capacity to retain certain key employees of the AB InBev Group and the SABMiller Group. The key employees of either the AB InBev Group or the SABMiller Group could leave their employment because of the uncertainties about their roles in the Combined Group, difficulties related to the Transaction, or because of a general desire not to remain with the Combined Group. Moreover, the Combined Group will have to address issues inherent in the management of a greater number of employees in some very diverse geographic areas. Therefore, it is not certain that the Combined Group will be able to attract or retain its key employees and successfully manage them, which could disrupt its business and have an unfavourable material effect on its financial position, its income from operations and on the competitive position of the Combined Group.

The Transaction is, and may in the future be, subject to litigation attempting to enjoin Completion.

Members of the AB InBev Group are now and may in the future be party to legal proceedings and claims related to the Transaction. For example, certain private parties have brought a legal challenge to the Transaction, and the court in this private action could enjoin the parties from completing the Transaction or could delay it. AB InBev believes the claims in the current litigation are without merit and AB InBev intends to defend vigorously against current and any future legal proceedings.

Risks relating to the business of the Combined Group

The Combined Group will be exposed to the risks of an economic recession, credit and capital market volatility and economic and financial crisis, which could adversely affect the demand for its products and adversely affect the market price of the Newbelco Shares.

The Combined Group will be exposed to the risk of a global recession or a recession in one or more of its key markets, credit and capital market volatility and an economic or financial crisis, which could result in lower revenue and reduced profit.

Beer, other alcoholic beverage and soft drink consumption in many of the jurisdictions in which the Combined Group will operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of the Combined Group’s products.

Besides moving in concert with changes in per capita income, beer and other alcoholic beverage consumption also increases or decreases in accordance with changes in disposable income.

Currently, disposable income is low in many of the developing countries in which the Combined Group will operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer. Moreover, because a significant portion of the Combined Group’s brand portfolio will consist of premium beers, the Combined Group’s volumes and revenue may be impacted to a greater degree than those of some of its competitors, as some consumers may choose to purchase value or discount brands rather than premium or core brands.

Capital and credit market volatility, such as that experienced recently (for example, resulting from the June 2016 referendum in favour of the United Kingdom leaving the European Union), may result in downward pressure on stock prices and the credit capacity of issuers. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Combined Group’s ability to access capital, on its business, results of operations and financial condition, and on the market price of the Newbelco Shares.

The results of operations of the Combined Group could be affected by fluctuations in exchange rates.

Although AB InBev reports its consolidated results in U.S. dollars, in 2015, it derived approximately 66% of its revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). After taking into account the effects of the Transaction-related Divestitures, the SABMiller Group derives the vast majority of its revenues from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company).

The Combined Group will report its consolidated results in U.S. dollars. After Completion, AB InBev and SABMiller expect that over 70% of the revenues of the Combined Group (not accounting for any possible divestitures other than the Transaction-related Divestitures) will be derived from operating companies that have non-U.S. dollar functional currencies. Consequently, any change in exchange rates between such operating companies’ functional currencies and the U.S. dollar will affect the consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes of the Combined Group, as translational exposures cannot be hedged. Decreases in the value of the Combined Group’s operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to the Combined Group’s financial condition and results of operations.

During 2014 and 2015, several currencies, such as the Argentine peso, Mexican peso, the Brazilian real, the Canadian dollar, the Russian ruble, the euro and the South African rand, underwent significant depreciations compared to the U.S. dollar. Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts the Combined Group records for its foreign assets, liabilities, revenues and expenses, and could have a negative effect on its results of operations and profitability.

For example, AB InBev’s total consolidated revenue was USD 43.6 billion for the year ended 31 December 2015, a decrease of USD 3.5 billion compared to the year ended 31 December 2014. The negative impact of unfavourable currency translation effects on its consolidated revenue in the year ended 31 December 2015 was USD 6.0 billion, primarily as a result of the impact of the currencies listed above (other than the South African rand). In the six-month period ended 30 June 2016, currency translation effects negatively impacted AB InBev’s consolidated revenue by USD 2.0 billion, mainly arising from currency translation effects in Latin America North, Latin America South, Mexico and Asia Pacific.

More than half of the unfavourable currency translation impact described above resulted from negative currency translation effects in AB InBev’s Latin America North zone, predominately as the result of a depreciation in the Brazilian real relative to the U.S. dollar. AB InBev’s 2015 annual results in Brazilian real were translated at an average rate of 3.26 Brazilian real per U.S. dollar, compared to its 2014 results, which were translated at a rate of 2.35 Brazilian real per U.S. dollar, representing a devaluation of 27.9% year over year.

Several currencies continue to undergo further significant depreciations. As an example, the Brazilian real reached an exchange rate of 3.90 Brazilian real per U.S. dollar on 31 December 2015, though by 30 June 2016 this rate had improved somewhat to 3.21 Brazilian real per U.S. dollar, and in December 2015, the Argentine peso underwent a severe depreciation and reached 13.00 Argentine pesos per U.S. dollar by 31 December 2015 (compared to an average translation rate of 9.11 Argentine pesos per U.S. dollar in 2015 and 8.12 Argentine pesos per U.S. dollar in 2014). In the first half of 2016, the Argentine peso continued to depreciate against the U.S. dollar. Consequently, AB InBev’s results in Argentine pesos for the six-month period ended 30 June 2016 were translated at an average rate of 14.13 Argentine pesos per U.S. dollar. In addition, there has been considerable volatility in the exchange rate between the British pound sterling and the U.S. dollar (and to a lesser extent, between the euro and the U.S. dollar) following the June 2016 referendum in favour of the United Kingdom leaving the European Union.

In addition to currency translation risk, the Combined Group will incur currency transaction risks whenever one of its operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although the Combined Group may opt to have hedging policies in place to manage commodity price and foreign currency risks to protect its exposure to currencies other than its operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long term.

In addition, AB InBev is committed to paying the Cash Consideration and the cash element of the Partial Share Alternative to holders of Initial Newbelco Shares in connection with the Belgian Offer in British pound sterling (and, for former SABMiller Shareholders registered on SABMiller’s South African register who hold their

SABMiller Shares in certificated form and for underlying holders of SABMiller Shares held in uncertificated form in the STRATE System, in South African rand), but the committed debt facilities AB InBev entered into are denominated in U.S. dollars and AB InBev expects that as of Completion, a significant majority of the AB InBev Group’s debt will be denominated in U.S. dollars. The AB InBev Group has entered into, and may in the future enter into, financial transactions to mitigate exchange risk between U.S. dollars and British pound sterling, but these financial transactions and any other efforts taken to better hedge the AB InBev Group’s exposure to the British pound sterling may result in increased costs.

As of 30 June 2016, AB InBev has economically hedged GBP 46.0 billion of the purchase price for the Transaction at an average fixed exchange rate of USD 1.5276 per British pound sterling. Although these derivative contracts are considered to be economic hedges, only a portion of such derivatives qualifies for hedge accounting under IFRS rules, as AB InBev’s functional currency is the euro. As of 30 June 2016, a cumulative USD 9.0 billion negative mark-to-market adjustment related to such hedging has been recognised since the inception of the derivative contracts in 2015 (of which USD 5.9 billion has been recognised in changes in equity and USD 3.1 billion in the income statement), in part as a result of the movement in the exchange rate between the British pound sterling and the U.S. dollar following the June 2016 referendum in favour of the United Kingdom leaving the European Union. Furthermore, the majority of the AB InBev Group’s U.S. dollar denominated debt will be borne by AB InBev, a euro functional currency company and the resulting currency mismatch may result in a material exchange impact on the AB InBev Group’s and, following Completion, the Combined Group’s results of operations.

Moreover, much of the Combined Group’s debt will be denominated in U.S. dollars, while a significant portion of its cash flows are expected to be denominated in currencies other than the U.S. dollar. From time to time the Combined Group may enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of its liabilities to its cash flows could result in increased costs.

See note 27 to AB InBev’s audited consolidated financial statements as at and for the year ended 31 December 2015, incorporated by reference in this Prospectus, for further details on AB InBev’s approach to hedging commodity price and foreign currency risk. See note 21 to SABMiller’s audited consolidated financial statements as at and for the year ended 31 March 2016, incorporated by reference in this Prospectus, for further details on SABMiller’s approach to hedging foreign currency risk.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on the Combined Group’s results of operations.

A significant portion of the Combined Group’s operating expenses will be related to raw materials and commodities, such as malted barley, wheat, corn grits, corn syrup, rice, hops, flavoured concentrate, fruit concentrate, sugar, sweetener, water, glass, polyethylene terephthalate (PET) and aluminium bottles, aluminium or steel cans and kegs, aluminium can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The supply and price of raw materials and commodities used for the production of the Combined Group’s products could be affected by a number of factors beyond its control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, natural disasters, economic factors affecting growth decisions, political developments, various plant diseases and pests.

It is not possible to predict future availability or prices of the raw materials or commodities required for the Combined Group’s products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that the Combined Group may use to manufacture its products, as well as the cans and bottles in which its products are packaged. The Combined Group may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income. To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. To the extent the Combined Group fails to adequately manage the risks inherent in such volatility, including if its hedging and derivative arrangements do not effectively or completely hedge against changes in commodity prices, its results of operations may be adversely impacted. In addition, it is possible that the hedging and derivative instruments the Combined Group may use to establish the purchase price for commodities in advance of the time of delivery may lock the Combined Group into prices that are ultimately higher than actual market prices at the time of delivery.

The production and distribution of the Combined Group’s products may require material amounts of energy, including the consumption of oil-based products, natural gas, biomass, coal and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge the Combined Group’s profitability in certain markets. There is no guarantee that the Combined Group will be able to pass along increased energy costs to its customers in every case.

The production of the Combined Group’s products will also require large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect the Combined Group’s water supply and, as a result, its physical operations. Water may also be subject to price increases in certain areas and changes in water taxation and regulation in certain geographies may result in a negative effect on operating income which could potentially challenge the Combined Group’s profitability in certain markets. There is no guarantee that the Combined Group will be able to pass along increased water costs to its customers in every case.

The Combined Group may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt (including as a result of the Transaction), uncertain market conditions and as a result of the potential downgrading of its credit ratings.

The Combined Group may be required to raise additional funds for its future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all.

AB InBev has obtained financing for the Transaction under the 2015 Senior Facilities Agreement. These facilities comprised a USD 10.0 billion “Disposals Bridge Facility”, a USD 15.0 billion “Cash/DCM Bridge Facility A”, a USD 15.0 billion “Cash/DCM Bridge Facility B”, a USD 25.0 billion “Term Facility A” and a USD 10.0 billion “Term Facility B”.

In January 2016, AB InBev’s subsidiary ABIFI issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion. As a result, AB InBev was required to cancel the two USD 15.0 billion bridge facilities under the 2015 Senior Facilities Agreement and in addition, AB InBev elected to cancel USD 12.5 billion of Term Facility A.

In March 2016, AB InBev issued bonds in a debt capital markets offering under its Euro Medium-Term Note Programme resulting in aggregate net proceeds of approximately EUR 13.1 billion. As a result, AB InBev elected to cancel the remaining USD 12.5 billion of Term Facility A.

Accordingly, as of the date of this Prospectus, the total committed amount under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under Term Facility B and USD 10.0 billion under the Disposals Bridge Facility.

Subject to certain exceptions, AB InBev is required to apply the entirety of the proceeds from any asset disposal in excess of USD 1.0 billion to cancel or repay the commitments or outstanding loans under the Disposals Bridge Facility. Upon or shortly following Completion, it is expected that the net proceeds of certain of the Transaction-related Divestitures will repay the Disposals Bridge Facility in full. If any such Transaction-related Divestitures fail to complete, however, then the remainder of the Disposals Bridge Facility will be required to be repaid from the proceeds of certain asset divestitures and/or debt capital markets offerings. Failure to complete the anticipated asset divestitures and debt capital markets offerings would constrain AB InBev’s ability to refinance this indebtedness and require it to seek alternative refinancing sources, which may be unavailable or only available on unattractive terms resulting in higher costs. Whether or not AB InBev is able to refinance the indebtedness incurred in connection with the Transaction through asset disposals, the portion of its consolidated balance sheet that will be represented by debt will increase substantially as compared to its historical position.

The terms of the 2015 Senior Facilities Agreement are described in section 11.1.1.1(a) (2015 Senior Facilities Agreement) of Part VI of this Prospectus.

AB InBev expects the portion of its consolidated balance sheet represented by debt to remain significantly higher as compared to its historical position. A continued increased level of debt could have significant consequences, including:

•	increasing the Combined Group’s vulnerability to general adverse economic and industry conditions;

•	limiting the Combined Group’s ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realise the value of its assets and opportunities fully;

•	limiting the Combined Group’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	impairing the Combined Group’s ability to obtain additional financing in the future, or requiring it to obtain financing involving restrictive covenants;

•	requiring the Combined Group to issue additional equity (possibly under unfavourable conditions), which could dilute its existing shareholders’ equity; and

•	placing the Combined Group at a competitive disadvantage compared to its competitors that have less debt.

In addition, ratings agencies may downgrade the Combined Group’s credit ratings below AB InBev’s current levels, including as a result of the incurrence of the financial indebtedness related to the Transaction. Prior to 15 September 2015, the date on which renewed public speculation relating to the possible business combination between AB InBev and SABMiller began, AB InBev had been assigned a rating of A (stable outlook) by S&P Global Ratings (formerly Standard & Poor’s Ratings Services) and A2 (positive outlook) by Moody’s Investors Service. Since 15 September 2015, S&P Global Ratings (formerly Standard & Poor’s Ratings Services) downgraded its rating for AB InBev’s long-term debt obligations to A- with stable outlook. In September 2015, Moody’s Investors Service changed AB InBev’s outlook to “Developing”, citing downward rating pressure if the Transaction completes due to higher leverage and certain integration risks, and stating that, if the Transaction does not complete, the rating could be affirmed or even raised. In May 2016, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of A3 (stable outlook) to AB InBev’s long-term debt obligations. As of the date of this Prospectus, AB InBev’s credit rating from S&P Global Ratings (formerly Standard & Poor’s Ratings Services) was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and its credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Any further downgrading of AB InBev’s credit ratings would result in an increase to the interest rate applicable to each of the outstanding facilities under the 2015 Senior Facilities Agreement and may result in the need to refinance some of the outstanding indebtedness of SABMiller which provides holders with redemption rights at a premium when a change of control is accompanied by a rating downgrade below investment grade. Any credit rating downgrade could materially adversely affect the Combined Group’s ability to finance its ongoing operations and its ability to refinance the debt incurred to fund the Transaction, including by increasing the Combined Group’s cost of borrowing and significantly harming its financial condition, results of operations and profitability, including its ability to refinance its other existing indebtedness.

In recent years, AB InBev has given priority to deleveraging, with surplus free cash flow being used to reduce the level of outstanding debt. In light of the increased debt that would result from Completion, deleveraging will remain a priority and may restrict the amount of dividends the Combined Group is able to pay.

The Combined Group’s ability to repay and renegotiate its outstanding indebtedness will depend upon market conditions. In recent years, the global credit markets experienced significant price volatility, dislocations and liquidity disruptions that caused the cost of debt financing to fluctuate considerably. The markets also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced and, in some cases, ceased to provide funding to borrowers. If such uncertain conditions persist, the Combined Group’s costs could increase beyond what is anticipated. Such costs could have a material adverse impact on the Combined Group’s cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realise proceeds from asset sales when needed, would have a material adverse effect on the Combined Group’s financial condition and results of operations.

The Combined Group’s results could be negatively affected by increasing interest rates.

The AB InBev Group uses issuances of debt and bank borrowings as a source of funding and it carries a significant level of debt. Nevertheless, pursuant to its capital structure policy, AB InBev aims to optimise shareholder value through cash flow distribution to it from its subsidiaries, while maintaining an investment-grade rating and minimising cash and investments with a return below its weighted average cost of capital. There can be no assurance that the Combined Group will be able to pursue a similar capital structure policy.

Some of the debt instruments that the AB InBev Group and the SABMiller Group have issued or incurred were issued or incurred at variable interest rates, which will expose the Combined Group to changes in such interest rates. As of 31 December 2015, after certain hedging and fair value adjustments, USD 6.1 billion, or 12.4%, of the AB InBev Group’s interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 43.3 billion, or 87.6%, bore a fixed interest rate. As at 31 March 2016, after taking into account interest rate derivatives, 40% of the SABMiller Group’s net debt bore a fixed rate and the remainder bore a variable rate. Moreover, a significant part of the AB InBev Group’s and the SABMiller Group’s external debt is denominated in non-U.S. dollar currencies, including, with respect to the AB InBev Group, the euro, the pound sterling, the Brazilian real and the Canadian dollar and, with respect to the SABMiller Group, the Australian dollar, the euro and the South African rand. Although the AB InBev Group and the SABMiller Group enter into interest rate swap agreements to manage their interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both their foreign currency risk and interest-rate risk on interest-bearing financial liabilities and the Combined Group may do the same following Completion, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See note 27 to AB InBev’s audited consolidated financial statements as at and for the year ended 31 December 2015, incorporated by reference in this Prospectus, for further details on AB InBev’s approach to foreign currency and interest rate risk. See also note 21 to SABMiller’s audited consolidated financial statements as at and for the year ended 31 March 2016, incorporated by reference in this Prospectus, for further details on SABMiller’s approach to foreign currency and interest rate risk.

Certain of the Combined Group’s operations will depend on independent distributors or wholesalers to sell its products.

Certain of the Combined Group’s operations will be dependent on government-controlled or privately owned but independent wholesale distributors for distribution of its products for resale to retail outlets. There can be no assurance as to the financial affairs of such distributors or that these distributors, who will often act both for the Combined Group and its competitors, will not give the Combined Group’s competitors’ products higher priority, thereby reducing their efforts to sell the Combined Group’s products.

In the United States, for instance, the AB InBev Group sells substantially all of its beer to independent wholesalers for distribution to retailers and ultimately consumers. As independent companies, wholesalers make their own business decisions that may not always align themselves with the AB InBev Group’s, or the Combined Group’s, interests. If the Combined Group’s wholesalers do not effectively distribute its products, its financial results could be adversely affected.

In addition, contractual restrictions and the regulatory environment of many markets may make it very difficult to change distributors in a number of markets. In certain cases, poor performance by a distributor or wholesaler is not a sufficient reason for replacement. The Combined Group’s inability to replace unproductive or inefficient distributors could adversely impact its business, results of operations and financial condition.

There may be changes in legislation or interpretation of legislation by regulators or courts that may prohibit or reduce the ability of brewers to own wholesalers and distributors.

In certain countries the Combined Group will have interests in wholesalers and distributors, and such interests may be prohibited if legislation or interpretation of legislation changes. As a condition to receiving regulatory clearance for the Transaction in the United States, AB InBev and the U.S. Department of Justice entered into a consent decree on 20 July 2016, pursuant to which AB InBev’s U.S. subsidiary, Anheuser-Busch Companies LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through AB InBev-controlled distributorships in the U.S. This and any other such limitation imposed on the Combined Group’s ability to purchase or own any interest in distributors could adversely impact its business, results of operations and financial condition.

Competition could lead to a reduction in the Combined Group’s margins, increase costs and adversely affect its profitability.

The Combined Group will compete with both brewers and other drinks companies and its products will compete with other beverages. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of the Combined Group’s competitors in some of the markets in which it will operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues. Consolidation activity has also increased along distribution channels—in the case of both on-trade points of sale, such as pub companies, and off-trade retailers, such as supermarkets. Such consolidation could increase the purchasing power of players in the Combined Group’s distribution channels.

In addition to competition among brewers, the Combined Group will compete against alternative beverages on the basis of factors over which the Combined Group will have little or no control, which may result in fluctuations in demand for the Combined Group’s products. Such factors include variation and perceptions in health consciousness, changes in prevailing economic conditions, changes in the demographic make-up of target consumers, changing social trends and attitudes regarding alcoholic beverages and changes in consumer preferences for beverages. Consumer tastes and behaviours are constantly evolving, and at an increasingly rapid rate. Competition in the beverage industry is expanding and becoming more fragmented, complex and sophisticated.

Competition with brewers and producers of alternative beverages in the Combined Group’s various markets and an increase in the purchasing power of players in its distribution channels could cause it to reduce pricing, increase capital investment, increase marketing and other expenditures, and/or prevent it from increasing prices to recover higher costs, thereby causing it to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on the Combined Group’s business, financial condition and results of operations. Innovation faces inherent risks, and the new products the AB InBev Group and the SABMiller Group have introduced and the new products the Combined Group may introduce may not be successful, while competitors may be able to respond more quickly than the Combined Group to emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

Additionally, the absence of level playing fields in some markets and the lack of transparency, or even certain unfair or illegal practices, such as tax evasion and corruption, may skew the competitive environment in favour of the Combined Group’s competitors, which could have a material adverse effect on the Combined Group’s profitability or ability to operate.

An inability to reduce costs could affect profitability.

The Combined Group’s future success and earnings growth depend in part on its ability to be efficient in producing, advertising and selling its products and services. The SABMiller Group is in the process of executing a major cost saving and efficiency programme and the AB InBev Group is pursuing a number of initiatives to improve operational efficiency. If the SABMiller Group, the AB InBev Group and/or the Combined Group fail for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realisation, disruption to the business, reputational damage or a reduced competitive advantage in the medium term. Failure to generate significant cost savings and margin improvement through these initiatives could adversely affect the Combined Group’s profitability and its ability to achieve its financial goals.

The Combined Group will be exposed to developing market risks, including the risks of devaluation, nationalisation and inflation.

A substantial proportion of the Combined Group’s operations will be carried out in developing markets, which may include Argentina, Bolivia, Brazil, China, Colombia, Ecuador, El Salvador, Honduras, India, Mexico, Paraguay, Peru, Russia, South Africa, South Korea, Ukraine and several other African countries. The AB InBev Group also has equity investments in brewers in China.

The Combined Group’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labour conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalisation or expropriation, empowerment legislation and policy, crime and lack of law enforcement. Such factors could affect the Combined Group’s results by causing interruptions to its operations or by increasing the costs of operating in those countries or by limiting its ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil, Argentina, Turkey and Russia have periodically experienced extremely high rates of inflation), devaluation (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have devalued frequently during the last several decades), price volatility, currency convertibility and country default.

These various factors could adversely impact the Combined Group’s business, results of operations and financial condition. Moreover, the economies of developing countries are often affected by developments in other developing market countries and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which the Combined Group will operate. Due to the Combined Group’s expected geographic mix, these factors could affect the Combined Group more than its competitors with less exposure to developing markets, and any general decline in developing markets as a whole could impact the Combined Group disproportionately compared to its competitors.

Economic and political events in Argentina may adversely affect the Combined Group’s Argentine operations.

AB InBev’s subsidiary, Ambev, indirectly owns 100% of the issued share capital of a holding company with operating subsidiaries in Argentina and other South American countries. Net revenues from these operating subsidiaries in Argentina corresponded to 4.8% of AB InBev’s total revenue and 5.4% of its EBITDA, as defined, for the year ended 31 December 2015. For AB InBev’s definition of EBITDA, as defined, see Annex 3, Part A (Operating and Financial Review of AB InBev—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—EBITDA, as defined) of this Prospectus. In addition, SABMiller indirectly owns 100% of the issued share capital of Cervecería Argentina SA Isenbeck, a brewer located in Argentina. In the past, the Argentine economic, social and political situation has deteriorated and may continue to do so. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation, Argentina’s selective default on its restructured debt in July 2014 and deteriorating macroeconomic conditions in Argentina could have a material adverse effect on the Combined Group’s Latin American operations, its financial condition and its results.

During recent years, the Argentine government has increased its direct intervention in the Argentine economy, including the establishment of currency controls. However, on 16 December 2015, the Argentine government announced that it was lifting these currency controls, which led to a 26.5% devaluation against the U.S. dollar on 17 December 2015. Since December 2015, the Argentine peso has continued to depreciate against the U.S. dollar and the devaluation may lead to further unpredictable consequences for the value of the Argentine peso, including possible further depreciation. Further devaluations in the future, if any, may decrease the AB InBev Group’s, the SABMiller Group’s and/or the Combined Group’s net assets in Argentina, with a balancing entry in their equity.

If the economic or political situation in Argentina further deteriorates, the Combined Group’s Latin American operations may be subject to additional restrictions under new foreign exchange, export repatriation or expropriation regimes that could adversely affect its liquidity and operations, and its ability to access funds from Argentina.

Political events in Ukraine, related sanctions adopted by the European Union and the United States targeting Russia and economic events in Russia may adversely affect the Combined Group’s operations in Ukraine, Russia and elsewhere in the region.

As of 31 December 2015, AB InBev indirectly owned 98.1% of the issued share capital of PJSC SUN InBev Ukraine in Ukraine, the net revenues of which accounted for less than 1% of its total revenues in 2015. The AB InBev Group also owns and operates beer production facilities in Ukraine. In addition, as of 31 December 2015 it indirectly owned 99.8% of the issued share capital of SUN InBev OJSC in Russia, the net revenues of which accounted for less than 2% of AB InBev’s total revenues in 2015.

SABMiller has a strategic alliance with Anadolu Efes Biracılık ve Malt Sanayii AŞ (“Anadolu Efes”) relating to brewing, soft drinks and export operations in Turkey, Russia and Ukraine through an indirect 24% effective interest in Anadolu Efes. SABMiller’s ownership interest in Anadolu Efes is carried as an asset on SABMiller’s balance sheet. In addition, Anadolu Efes purchases lager from SABMiller and pays royalties to SABMiller in connection with licences provided to it by SABMiller. As a result of its ownership interest, SABMiller receives dividends from Anadolu Efes (for the year ended 31 March 2016: USD 24.0 million, for the year ended 31 March 2015: USD nil). For the year ended 31 March 2015, SABMiller recorded a USD 63.0 million exceptional charge as a result of its share of Anadolu Efes’ impairment charge relating to its beer businesses in Russia and Ukraine.

Severe political instability threatens Ukraine following civilian riots, which began in November 2013, the ousting of the Ukrainian President in February 2014, and subsequent military action in the destabilised country operating under a temporary government. As a result of ongoing conflict in the region, the United States and the European Union have imposed sanctions on certain individuals and companies in Ukraine and Russia. These sanctions are targeted at persons threatening the peace and security of Ukraine, senior officials of the Government of the Russian Federation and the energy, defence and financial services sectors of Russia, but they have had macroeconomic consequences beyond those persons and industries. In response, Russia instituted a set of reciprocal sanctions, and in August 2014 it imposed a one-year import ban on certain agricultural products, food and raw materials from countries that have imposed sanctions against Russia.

In December 2014, the United States imposed further sanctions aimed at blocking new investment in the Crimea region of Ukraine and trade between the United States or U.S. persons and Crimea. These sanctions also authorised the United States government to impose sanctions on any persons determined to be operating in the Crimea region of Ukraine. Both the United States and the European Union sanctions remain in place as of the date of this prospectus. SUN InBev OJSC conducts, and in the past PJSC SUN InBev Ukraine has conducted, limited selling and distribution activities in the Crimea region. AB InBev continues to monitor its subsidiaries’ activities in light of the restrictions imposed by these and any future sanctions.

Political instability in the region has combined with low worldwide oil prices to significantly devalue the Russian ruble and may continue to have a negative impact on the Russian economy. In addition, the Ukrainian hryvnia has also experienced significant devaluation since the beginning of 2014. The possibility of additional sanctions implemented by the United States and/or the European Union against Russia or vice versa, continued political instability, civil strife, deteriorating macroeconomic conditions and actual or threatened military action in the region may result in serious economic challenges in Ukraine, Russia and the surrounding areas. This could have a material adverse effect on the Combined Group’s operations in the region and on the results of operations of its Europe segment, and may result in impairment charges on goodwill or other intangible assets.

The size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may decrease the Combined Group’s ability to successfully carry out further acquisitions and business integrations.

In the past, the AB InBev Group and the SABMiller Group have made acquisitions of, investments in and joint ventures and similar arrangements with, other companies and businesses. Much of the AB InBev Group’s growth in recent years is attributable to such transactions, including the combination of Interbrew SA and Ambev in 2004, the combination of InBev and Anheuser-Busch in 2008 and the combination of AB InBev and Grupo Modelo, S. de R.L. de C.V. in 2013.

The Combined Group may be unsuccessful in the implementation of future acquisitions, investments or joint ventures or alliances.

The Combined Group will need to identify suitable acquisition targets and agree on the terms with them if it is to make further acquisitions. The size of the Combined Group and its position in the markets in which it operates may make it harder to identify suitable targets, including because it may be harder for the Combined Group to obtain regulatory approval for future transactions. If appropriate opportunities do become available, the Combined Group may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

In addition, after completion of any transaction in the future, the Combined Group may be required to integrate the acquired companies, businesses or operations into its existing operations. Such transactions may also involve the assumption of certain actual or potential, known or unknown liabilities, which may have a potential impact on its financial risk profile. These risks and limitations may limit the Combined Group’s ability to implement its global strategy and its ability to achieve future business growth.

An impairment of goodwill or other intangible assets would adversely affect the Combined Group’s financial condition and results of operation.

AB InBev has recognised significant goodwill on its balance sheet through acquisitions. For example, as a result of the combination with Grupo Modelo in 2013, AB InBev recognised USD 19.6 billion of goodwill on its balance sheet and recorded several brands from the Grupo Modelo business (including brands in the Corona brand family among others) as intangible assets with indefinite useful lives with a fair value of USD 4.7 billion. Similarly, as a result of the 2008 Anheuser-Busch acquisition, AB InBev recognised USD 32.9 billion of goodwill on its balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family among others) as intangible assets with indefinite useful lives with a fair value of USD 21.4 billion.

Additionally, upon completion of the Transaction, the Combined Group will recognise a significant amount of incremental goodwill on its balance sheet. AB InBev’s current estimate of this amount is USD 89.5 billion (as reflected in, and subject to the uncertainties described above regarding, the Combined Group’s pro forma financial information).

AB InBev’s accounting policy (and that of the Combined Group) considers brands and distribution rights for AB InBev’s own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortised. After Completion, AB InBev will record brands and other intangibles from the SABMiller business as intangible assets with indefinite useful lives. AB InBev’s current estimate of the fair value of such brands and other intangibles is USD 17.3 billion.

As of 31 December 2015, AB InBev’s goodwill amounted to USD 65.1 billion and intangible assets with indefinite useful lives amounted to USD 27.7 billion, while as at 31 March 2016, SABMiller’s goodwill amounted to USD 14.3 billion. If the combination of AB InBev’s and SABMiller’s businesses meets with unexpected difficulties or if the Combined Group’s business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on the Combined Group’s results of operations and financial condition.

The Combined Group will rely on the reputation of its brands.

The Combined Group’s success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favourable image and reputation for new products. The image and reputation of its products may be reduced in the future and concerns about product quality, even when unfounded, could tarnish the image and reputation of its products. An event, or series of events, that materially damages the reputation of one or more of the Combined Group’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of the Combined Group’s products may be costly and may not be possible.

Moreover, the Combined Group’s marketing efforts will be subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcoholic beverage products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain the Combined Group’s brand building potential and thus reduce the value of its brands and related revenues.

Negative publicity, perceived health risks and associated government regulation may harm the Combined Group’s business.

Media coverage, and publicity generally, can exert significant influence on consumer behaviour and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of the Combined Group’s products could decrease materially. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of health concerns related to the harmful use of alcohol, including drink driving, excessive, abusive and underage drinking and drinking while pregnant, as well as health concerns such as obesity and diabetes related to the overconsumption of food and soft drinks. Negative publicity regarding beer, other alcoholic beverage or soft drink consumption, publication of studies that indicate a significant health risk from the consumption of beer, other alcoholic beverages or soft drinks, or changes in consumer perceptions in relation to beer, other alcoholic beverages or soft drinks generally could adversely affect the sale and consumption of the Combined Group’s products and could harm its business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

For example, in May 2013, the World Health Assembly endorsed the World Health Organisation’s Global Action Plan for the Prevention and Control of Noncommunicable Diseases (NCDs) 2013–2020. The harmful use of alcohol has been cited as a risk factor for NCDs. The action plan for NCDs calls for at least a 10% relative reduction in the harmful use of alcohol, as appropriate, within national contexts.

As a further example, the Russian authorities have adopted legislative changes linked to concerns about the harmful use of alcohol. In 2012, Russia adopted bans on the sale of beer in kiosks and the sale of beer between the hours of 11:00 p.m. and 8:00 a.m., a ban on beer advertisements on television, internet, printed media, radio and outdoor beer advertisements and a further increase in excise taxes on beer. Between 2009 and 2016, the beer excise rate increased ten times – from RUB 3/litre to RUB 20/litre. Russia has also adopted prohibitions on the production of plastic beer bottles larger than 1.5 litres effective 1 January 2017. Sales of beer in plastic bottles of that size will be prohibited effective 1 June 2017. Other legislative proposals discussed in Russia include the imposition of production and turnover licensing requirements and a requirement that companies that engage in the production and marketing of beer and other malt beverages register under the Unified State Automated Information System. In addition, effective 1 January 2015, Russia now imposes a levy on manufacturers and importers that do not meet certain waste recycling targets.

Similarly, in Ukraine, from 2013 to 2014, the beer excise tax rate increased 42.5% to UAH 1.24/litre in 2014 and as of 1 January 2016, the excise tax rate for beer doubled to UAH 2.48/litre. At the end of December 2014, the Ukrainian Parliament significantly changed the regulatory environment for beer, making it legally equivalent to spirits. As of July 2015, beer cannot be advertised in printed media, by indoor or outdoor advertisement, on the metro and other public transportation, nor on radio and television between the hours of 6:00 p.m. and 11:00 a.m. In addition, production, wholesale and retail licensing requirements and wholesale, import and export certifications have been imposed. Effective 1 January 2015, Ukraine has also implemented a new excise tax of 5% for retailers on certain products, including beer and other alcoholic beverages.

Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing the Combined Group’s marketing and other commercial practices.

Key brand names will be used by the Combined Group, its subsidiaries, associates and joint ventures, and are licensed to third-party brewers. To the extent that the Combined Group or one of its subsidiaries, associates, joint ventures or licensees is subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition. As a significant portion of the Combined Group’s operations will occur in developing and growth markets, there is a greater risk that the Combined Group may be subject to negative publicity, in particular in relation to labour rights and local work conditions. Negative publicity that materially damages the reputation of one or more of the Combined Group’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact the Combined Group’s business, results of operations, cash flows and financial condition.

Demand for the Combined Group’s products may be adversely affected by changes in consumer preferences and tastes.

The Combined Group will depend on its ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health and wellness, concerns about obesity or alcohol consumption, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against the AB InBev Group, the SABMiller Group, the Combined Group or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products in the category. Failure by the Combined Group to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact the Combined Group’s business, results of operations and financial condition.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for the Combined Group’s products.

Seasonal consumption cycles and adverse weather conditions in the markets in which the Combined Group will operate may have an impact on its operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes. Demand for beer is normally more depressed in major markets in the Northern Hemisphere during the first and fourth quarters of each year, and the Combined Group’s consolidated net revenue from those markets will therefore normally be lower during this time. Although this risk is somewhat mitigated by the Combined Group’s relatively balanced footprint in both hemispheres, the Combined Group will continue to be relatively more exposed to the markets in the Northern Hemisphere than to the markets in the Southern Hemisphere, which could adversely impact its business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect the Combined Group’s business or operations, and water scarcity or poor quality could negatively impact its production costs and capacity.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, the Combined Group may be subject to decreased availability or less favourable pricing for certain agricultural commodities that are necessary for its products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require the Combined Group to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on the Combined Group’s business and results of operations.

The Combined Group will also face water scarcity and quality risks. Clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, over-exploitation, increasing pollution, and poor water management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, the Combined Group may be affected by increasing production costs or capacity constraints, which could adversely affect its business and results of operations.

The Combined Group is required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the EU Emissions Trading Scheme. If the Combined Group is unable to measure, track and disclose information accurately and in a timely manner, it could be subject to civil penalties for non-compliance in the various EU member jurisdictions in which it will operate. In addition, the need for the Combined Group to comply with the EU Emissions Trading Scheme could result in increased operational costs if the Combined Group is unable to meet its compliance obligations and exceeds its emission allocations. There is also a risk of new environmental regulation in many geographies where the Combined Group will operate, including the EU, U.S. and China, among others. For example, in May 2014, the State Council of the People’s Republic of China issued a plan that sets compulsory reduction goals related to pollutant emissions, energy consumption and carbon emissions that could require additional investment, business capabilities or operational changes.

If any of the Combined Group’s products is defective or found to contain contaminants, the Combined Group may be subject to product recalls or other liabilities.

The AB InBev Group and the SABMiller Group take, and the Combined Group will take, precautions to ensure that their beverage products and their associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality-control programs and various technologies for primary materials, the production process and their final products. The AB InBev Group and the SABMiller Group have established procedures to correct issues or concerns that are detected and the Combined Group will continue to implement those procedures.

In the event that contamination or a defect does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on the Combined Group’s business, reputation, prospects, financial condition and results of operations.

Although the AB InBev Group and the SABMiller Group maintain, and the Combined Group will maintain, insurance policies against certain product liability (but not product recall) risks, the AB InBev Group, the SABMiller Group and/or the Combined Group may not be able to enforce their rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that the AB InBev Group, the SABMiller Group and/or the Combined Group recover may not be sufficient to offset any damage they may suffer, which could adversely impact their business, results of operations and financial condition.

The Combined Group may not be able to protect its intellectual property rights.

The Combined Group’s future success depends significantly on its ability to protect its current and future brands and products and to defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. The AB InBev Group and the SABMiller Group have been granted numerous trademark registrations covering their brands and products and have filed, and expect the Combined Group to continue to file, trademark and patent applications seeking to protect newly developed brands and products. The AB InBev Group, the SABMiller Group and/or the Combined Group cannot be sure that trademark and patent registrations will be issued with respect to any of their applications. There is also a risk that the AB InBev Group, the SABMiller Group and/or the Combined Group could, by omission, fail to renew a trademark or patent on a timely basis or that their competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, them.

Although the AB InBev Group and the SABMiller Group have taken appropriate action to protect their portfolio of intellectual property rights (including trademark registration and domain names), they cannot be certain that the steps they have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. Moreover, some of the countries in which the Combined Group will operate offer less efficient intellectual property protection than is available in Europe or the United States. If the Combined Group is unable to protect its proprietary rights against infringement or misappropriation, it could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition, and in particular, on its ability to develop its business.

The Combined Group will rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect the Combined Group’s business.

The Combined Group will rely on third-party suppliers for a range of raw materials for its beer and non-beer products, such as malted barley, corn grits, corn syrup, rice, hops, water, flavoured concentrate, fruit concentrate, sugar and sweeteners, and for packaging material, such as glass, PET and aluminium bottles, aluminium or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The Combined Group may seek to limit its exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. The Combined Group may have a limited number of suppliers of aluminium cans and glass bottles. Consolidation of the aluminium can industry and glass bottle industry in certain markets in which the Combined Group will operate has reduced local supply alternatives and increased the risk of disruption to aluminium can and glass bottle supplies. Although the Combined Group will generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet the contractual obligations it owes to the Combined Group or otherwise deliver materials consistent with current usage would or may require the Combined Group to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with that supplier and this could have a material impact on its production, distribution and sale of beer, other alcoholic beverages and soft drinks and have a material adverse effect on its business, results of operations, cash flows or financial condition.

A number of the Combined Group’s key brand names will be both licensed to third-party brewers and used by companies over which the Combined Group will not have control. If the Combined Group is unable to maintain these arrangements on favourable terms, this could have a material adverse effect on its business, results of operations, cash flows or financial condition.

The Combined Group will monitor brewing quality to ensure its high standards, but, to the extent that one of these key licensed brand names is subject to negative publicity, it could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition.

For certain packaging supplies and raw materials, the Combined Group will rely on a small number of important suppliers. In addition, certain companies within the Combined Group may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of, or temporary discontinuity of, supply from any of these suppliers without sufficient time to develop an alternative source could cause the Combined Group to spend increased amounts on such supplies in the future. If these suppliers became unable to continue to meet the Combined Group’s requirements, and the Combined Group is unable to develop alternative sources of supply, the Combined Group’s operations and financial results could be adversely affected.

The consolidation of retailers may adversely affect the Combined Group.

The retail industry in Europe and in many countries in which the Combined Group will operate continues to consolidate. Large retailers may seek to improve profitability and sales by asking for lower prices or increased trade spending. The efforts of retailers could result in reduced profitability for the beer industry as a whole and indirectly adversely affect the Combined Group’s financial results.

The Combined Group could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern the Combined Group’s operations.

The Combined Group’s business will be highly regulated in many of the countries in which the Combined Group or its licensed third parties will operate. The regulations adopted by the authorities in these countries govern many parts of the Combined Group’s future operations, including brewing, marketing and advertising (in particular to ensure the Combined Group’s advertising is directed to individuals of legal drinking age), environmental protection, transportation, distributor relationships and sales. The Combined Group may be subject to claims that it has not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licences. The Combined Group will also routinely be subject to new or modified laws and regulations with which it must comply in order to avoid claims, fines and other penalties, which could adversely impact the Combined Group’s business, results of operations and financial condition. The Combined Group may also be subject to laws and regulations aimed at reducing the availability of beer and other alcoholic beverage products in some of the Combined Group’s markets to address alcohol abuse and other social issues. There can be no assurance that the Combined Group will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with the Combined Group’s beer, other alcoholic beverage and soft drinks businesses.

Certain U.S. states and various countries have adopted laws and regulations that require deposits on beverages or establish refillable bottle systems. Such laws generally increase beer prices above the costs of deposit and may result in sales declines. Lawmakers in various jurisdictions in which the Combined Group will operate continue to consider similar legislation, the adoption of which would impose higher operating costs on the Combined Group while depressing sales volume.

The level of regulation to which the Combined Group’s businesses will be subject can be affected by changes in the public perception of beer, other alcoholic beverage and soft drink consumption. In recent years, there has been increased social and political attention in certain countries directed at the beer, other alcoholic beverage and soft drink industries, and governmental bodies may respond to any public criticism by implementing further regulatory restrictions on advertising, opening hours, drinking ages or marketing activities (including the marketing or selling of beer at sporting events). Such public concern and any resulting restrictions may cause the social acceptability of beer, other alcoholic beverages or soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on the Combined Group’s business, financial condition and results of operations. For further detail regarding common regulations and restrictions on the AB InBev Group and the SABMiller Group, see Annex 3, Part A (Operating and Financial Review of AB InBev —A. Key Factors Affecting Results of Operations—Governmental Regulations) of this Prospectus. See also Annex 3, Part B (Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Key Factors Affecting Results of Operations— Governmental Regulations and Excise Taxes) of this Prospectus.

If the Combined Group does not successfully comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, it could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause its reputation, its sales or its profitability to suffer.

The Combined Group will operate its business and market its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although the Combined Group will be committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees or representatives of the Combined Group’s subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and Brazilian Law No. 12,846/13 (an anti-bribery statute that was enacted in January 2014). Such actions could expose the Combined Group to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage the Combined Group’s reputation and sales.

In respect of the U.S. Foreign Corrupt Practices Act, AB InBev has been cooperating with the SEC and the U.S. Department of Justice in connection with their investigations into the relationships of the AB InBev Group’s current and former affiliates in India, including its former non-consolidated Indian joint venture, which AB InBev exited during 2015. See section 10.1 (Legal and Arbitration Proceedings – AB InBev) of Part VI of this Prospectus. On 8 June 2016, the U.S. Department of Justice notified AB InBev that it was closing its investigation and would not be pursuing enforcement action in this matter. AB InBev is continuing to cooperate in the SEC’s ongoing investigation and is in discussions with the SEC to resolve this matter.

In Brazil, governmental authorities are currently investigating consulting services provided by a firm part-owned by a former elected government official who has been subject to prosecution. AB InBev’s subsidiary, Ambev, has, in the past, hired the services of this consulting firm. AB InBev has reviewed its internal controls and compliance procedures in relation to these services and has not identified any evidence of misconduct.

The Combined Group will be exposed to the risk of litigation.

The AB InBev Group and the SABMiller Group are now, and the Combined Group may in the future be, party to legal proceedings and claims and significant damages may be asserted against them. See section 10.1 (Legal and Arbitration Proceedings – AB InBev) of Part VI of this Prospectus, Annex 3, Part A (Operating and Financial Review of AB InBev —H. Contractual Obligations and Contingencies—Contingencies) of this Prospectus, as well as note 30 to AB InBev’s audited financial statements as at and for the year ended 31 December 2015, incorporated by reference in this Prospectus, for a description of certain material contingencies which AB InBev believes are reasonably possible (but not probable) to be realised. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Contractual Obligations and Contingencies”, attached as Annex 3, Part B of this Prospectus, and note 24 to SABMiller’s audited consolidated financial statements as at and for the year ended 31 March 2016, incorporated by reference in this Prospectus, for a description of certain material contingencies for which SABMiller has stated that it believes it is probable that a transfer of economic benefits will be required to settle an obligation. Given the inherent uncertainty of litigation, it is possible that the AB InBev Group, the SABMiller Group and/or the Combined Group might incur liabilities as a consequence of the proceedings and claims brought against them, including those that are not currently believed by the AB InBev Group or the SABMiller Group to be reasonably possible.

Moreover, companies in the alcoholic beverage industry and soft drink industry are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage to the AB InBev Group, the SABMiller Group and/or the Combined Group or its brands, this could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial position. See section 10 (Legal and Arbitration Proceedings) of Part VI of this Prospectus for additional information on litigation matters.

AB InBev’s failure to satisfy its obligations under the Grupo Modelo settlement agreement could adversely affect the Combined Group’s financial condition and results of operations.

The settlement agreement AB InBev reached with the U.S. Department of Justice in relation to the combination of the AB InBev Group with Grupo Modelo includes a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam. AB InBev’s and, following Completion, the Combined Group’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. If either AB InBev or the Combined Group fails to fulfil its obligations under the settlement, whether intentionally or inadvertently, it could be subject to monetary fines. See section 11.1.5 (Grupo Modelo settlement agreement) of Part VI of this Prospectus.

The beer and beverage industry may be subject to adverse changes in taxation.

Taxation on beer, other alcoholic beverage and soft drink products in the countries in which the Combined Group will operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as VAT). In many jurisdictions, excise and other indirect taxes and duties, including additional duties resulting from legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to the Combined Group’s products either on an absolute basis or relative to the levels applicable to other beverages will tend to adversely affect the Combined Group’s revenue or margins, both by reducing overall consumption of the Combined Group’s products and by encouraging consumers to switch to other categories of beverages. These increases may also adversely affect the affordability of the Combined Group’s products and its profitability. In 2014, Russia, Ukraine, Australia, South Africa, Egypt and Singapore, among others, increased beer excise taxes.

In Russia, between 2009 and 2016, the beer excise rate increased ten times—from RUB 3/litre to RUB 20/litre. Similarly, in Ukraine, from 2013 to 2014, the beer excise tax rate increased 42.5% to UAH 1.24/litre in 2014 and in 2015 an additional 5% excise tax was imposed on retailers of certain products, including beer and other alcoholic beverages. As of 1 January 2016, the beer excise tax in Ukraine doubled to UAH 2.48/litre. These tax increases have resulted in significant price increases in both countries, and continue to reduce sales of beer by the AB InBev Group and the SABMiller Group and their respective associates. See “Negative publicity, perceived health risks and associated government regulation may harm the Combined Group’s business” above.

In the United States, the brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 litres) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and in the future these taxes could increase. Increases in excise taxes on alcohol could adversely affect the Combined Group’s United States business and its profitability.

Minimum pricing is another form of fiscal regulation that could affect the Combined Group’s profitability. In 2012, the Scottish Government legislated to introduce a minimum unit price for alcoholic beverages (although its implementation was blocked by a decision of the Court of Justice of the European Union in December 2015). In November 2012, the UK Government published for consultation its own proposal to introduce a minimum unit price for alcoholic beverages; following the consultation, in July 2013, the UK government decided not to pursue minimum unit pricing. In October 2013, Northern Ireland and the Republic of Ireland decided to implement a cross-border minimum unit price for alcoholic beverages calculated on a sale price per gram of alcohol, although the question of legality under EU law remains to be determined.

Proposals to increase excise or other indirect taxes, including legislation regarding minimum alcohol pricing, may result from the current economic climate and may also be influenced by changes in the public perception regarding the consumption of beer, other alcoholic beverages and soft drinks. To the extent that the effect of the tax reforms described above or other proposed changes to excise and other indirect duties in the countries in which the Combined Group will operate is to increase the total burden of indirect taxation on the Combined Group’s products, the results of the Combined Group’s operations in those countries could be adversely affected.

In addition to excise and other indirect duties, the Combined Group will be subject to income and other taxes in the countries in which it operates. There can be no assurance that the operations of the Combined Group’s breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities or that the Combined Group and its subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements.

For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalisation of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. Any such increases or changes in taxation would tend to adversely impact the Combined Group’s results of operations.

The Combined Group will be exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws.

The Combined Group will be subject to antitrust and competition laws in the jurisdictions in which it operates, and in a number of jurisdictions where the Combined Group will produce and/or sell a significant portion of the beer consumed. Consequently, the Combined Group may be subject to regulatory scrutiny in certain of these jurisdictions and in June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev (see section 10.1 (Legal and Arbitration Proceedings – AB InBev – European Commission investigation) of Part VI of this Prospectus). For instance, AB InBev’s Brazilian listed subsidiary, Ambev, has been subject to monitoring by antitrust authorities in Brazil (see section 10.1 (Legal and Arbitration Proceedings – AB InBev – Ambev and its Subsidiaries – Antitrust Matters) of Part VI of this Prospectus). There can be no assurance that the introduction of new competition laws in the jurisdictions in which the Combined Group will operate, the interpretation of existing antitrust or competition laws or the enforcement of existing antitrust or competition laws, or any agreements with antitrust or competition authorities, against the Combined Group or its subsidiaries, including Ambev, will not affect the Combined Group’s business or the businesses of its subsidiaries in the future.

The Combined Group’s operations will be subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

The Combined Group’s operations will be subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability that might adversely affect the Combined Group’s operations. The environmental regulatory climate in the markets in which the AB InBev Group and the SABMiller Group operate and in which the Combined Group will operate is becoming stricter, with a greater emphasis on enforcement.

While the AB InBev Group and the SABMiller Group have continuously invested in reducing their environmental risks and budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that they and/or the Combined Group will not incur substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

AB InBev’s subsidiary, Ambev, operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and the AB InBev Group’s operations in Cuba may adversely affect the Combined Group’s reputation and the liquidity and value of its securities.

On 28 January 2014, a subsidiary of AB InBev’s subsidiary Ambev acquired from AB InBev a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, AB InBev indirectly owns, through its subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cervecería Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of AB InBev’s non-U.S. subsidiaries. In 2015, Cervecería Bucanero S.A. sold 1.5 million hectolitres, representing about 0.3% of the AB InBev Group’s global volume of 457 million hectolitres for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

The U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba. Although the AB InBev Group’s operations in Cuba through its subsidiary Ambev are quantitatively immaterial, the Combined Group’s overall business reputation may suffer or it may face additional regulatory scrutiny as a result of the AB InBev Group’s activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorises private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorises the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, AB InBev received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cervecería Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by AB InBev through its former ownership and management of Cervecería Bucanero S.A. Although AB InBev has attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, it is currently unable to express a view as to the validity of such claim, or as to the claimants’ standing to pursue it.

The Combined Group may not be able to recruit or retain key personnel.

In order to develop, support and market its products, the Combined Group must hire and retain skilled employees with particular expertise. The implementation of the Combined Group’s strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

The Combined Group will face various challenges inherent in the management of a large number of employees across diverse geographical regions. It is not certain that the Combined Group will be able to attract or retain key employees and successfully manage them, which could disrupt its business and have an unfavourable material effect on its financial position, income from operations and competitive position.

The Combined Group will be exposed to labour strikes and disputes that could lead to a negative impact on its costs and production level.

The Combined Group’s success depends on maintaining good relations with its workforce. In several of its operations, a majority of the Combined Group’s workforce will be unionised. For instance, a majority of the hourly employees at the AB InBev Group’s and the SABMiller Group’s breweries in several key countries in different geographies are represented by unions. The Combined Group’s production may be affected by work stoppages or slowdowns as a result of disputes under existing collective labour agreements with labour unions. The Combined Group may not be able to satisfactorily renegotiate its collective labour agreements when they expire and may face tougher negotiations or higher wage and benefit demands. Furthermore, a work stoppage or slowdown at the Combined Group’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on the Combined Group’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labour force have been resolved, including as a result of negative publicity.

The Combined Group’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labour agreements with labour unions, in connection with negotiations of new collective labour agreements, as a result of supplier financial distress, or for other reasons.

A strike, work stoppage or slowdown within the Combined Group’s operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason (including but not limited to financial distress, natural disaster, or difficulties affecting a supplier) could have a material adverse effect on the Combined Group’s earnings, financial condition and ability to operate its business.

Information technology failures could disrupt the Combined Group’s operations.

The Combined Group will rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between its personnel, customers, and suppliers will depend on information technology. As with all large systems, the Combined Group’s information systems may be vulnerable to a variety of interruptions due to events beyond its control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues.

The Combined Group will depend on information technology to enable it to operate efficiently and interface with customers, as well as to maintain in-house management and control. The Combined Group will also enter into various information technology services agreements pursuant to which its information technology infrastructure is outsourced to leading vendors.

In addition, the concentration of processes in shared services centres means that any technology disruption could impact a large portion of the Combined Group’s business within the operating zones served. If it does not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, the Combined Group could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, the Combined Group’s system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.

The Combined Group will take various actions with the aim of minimising potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing disaster recovery plans and reviewing risk management processes. Notwithstanding these efforts, technology disruptions could disrupt the Combined Group’s business. For example, if outside parties gained access to confidential data or strategic information and appropriated such information or made such information public, this could harm the Combined Group’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on the Combined Group’s business, results of operations, cash flows or financial condition.

While the Combined Group will continue to invest in new technology monitoring and cyber-attack prevention systems, it nonetheless may experience attempted breaches of its technology systems and networks from time to time. In 2015, as in previous years, the AB InBev Group experienced attempted breaches of its technology systems and networks. None of the attempted breaches of the AB InBev Group’s systems (as a result of cyber-attacks, security breaches or similar events) had a material impact on its business or operations or resulted in material unauthorised access to its data or its customers’ data.

Natural and other disasters could disrupt the Combined Group’s operations.

The Combined Group’s business and operating results could be negatively impacted by natural, social, technical or physical risks, such as a widespread health emergency (or concerns over the possibility of such an emergency), earthquakes, hurricanes, flooding, fire, water scarcity, power loss, loss of water supply, telecommunications and information technology system failures, cyber-attacks, labour disputes, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

The Combined Group’s insurance coverage may not be sufficient.

The AB InBev Group purchases insurance for director and officer liability and other coverage where required by law or contract or where considered to be in the best interest of the company. Under the Co-operation Agreement, AB InBev will procure the provision of directors’ and officers’ insurance for current and former directors and officers of SABMiller for a period of six years following Completion. Even though it maintains, and the Combined Group will maintain, these insurance policies, it self-insures, and the Combined Group will self-insure, most of its insurable risk. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact the Combined Group’s business, results of operations and financial condition.

The unaudited pro forma financial information reflecting the Transaction may not be representative of the AB InBev Group’s and the SABMiller Group’s actual results as a Combined Group, and accordingly, there is limited financial information on which to evaluate the Combined Group.

The pro forma financial information relating to the Transaction contained in Annex 2 to this Prospectus is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Transaction been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the Combined Group.

The pro forma financial information relating to the Transaction is based in part on certain assumptions regarding the Transaction that AB InBev believes are reasonable under the circumstances. The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of its publication. For example, the estimated purchase price allocation included in the pro forma financial information is preliminary and may be materially different once AB InBev obtains access to further information. In addition, the London Inter-Bank Offered Rate (LIBOR) interest rate and AB InBev’s credit rating (each of which impacts on AB InBev’s cost of financing), AB InBev’s share price and exchange rates at the time of the closing of the Transaction would all have a material impact on the total acquisition price and the accuracy of the pro forma financial information. Furthermore, the pro forma financial information does not reflect future exceptional charges resulting from the Transaction or future events that may occur, including divestment or restructuring activities or other costs related to the integration of the SABMiller Group, and does not consider potential impacts of current market conditions on the results of operations.

In addition, AB InBev may consider other asset or business divestitures in connection with the Transaction which may be material to the Combined Group. The effects of any such divestitures (other than the Transaction-related Divestitures) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals, AB InBev may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on the Combined Group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

As a result, investors should not place any undue reliance on the pro forma financial information.

The Combined Group may be unable to influence its strategic partnerships.

A portion of the Combined Group’s global portfolio will consist of strategic partnerships in new or developing markets such as China, Turkey, countries in the Commonwealth of Independent States and a number of countries in Africa. There are challenges in influencing these diverse cultures to ensure that the Combined Group integrates these business interests successfully into its wider global portfolio. There can be challenges in ensuring that decisions are taken in such partnerships which promote the strategic and business objectives of the Combined Group.

The ability of the Combined Group’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Newbelco will be organised as a holding company and its operations will be carried out through subsidiaries. The Combined Group’s domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet the Combined Group’s financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 32.8% (USD 14.3 billion) of AB InBev’s total revenue of USD 43.6 billion in 2015 came from its Brazilian listed subsidiary Ambev, which is not wholly-owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. In addition to the above, some of the subsidiaries of AB InBev and SABMiller are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If the Combined Group is unable to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies, this could adversely impact its ability to pay dividends, and otherwise negatively impact its business, results of operations and financial condition. See Annex 3, Part A (Operating and Financial Review of AB InBev—G. Liquidity and Capital Resources—Transfers from Subsidiaries) and Annex 3, Part B (Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller—Liquidity and Capital Resources—Restrictions on Transfers from Subsidiaries) of this Prospectus, for further information in this respect.

Risks relating to New Ordinary Shares

The market price of New Ordinary Shares may be volatile.

The market price of New Ordinary Shares may be volatile as a result of various factors, many of which are beyond the control of the Combined Group. These factors include, but are not limited to, the following:

•	market expectations for the Combined Group’s financial performance;

•	actual or anticipated fluctuations in the Combined Group’s results of operations and financial condition;

•	changes in the estimates of the Combined Group’s results of operations by securities analysts;

•	investor perception of the impact of the Transaction on the Combined Group and the holders of New Ordinary Shares;

•	the conversion of Restricted Newbelco Shares into New Ordinary Shares;

•	potential or actual sales of blocks of New Ordinary Shares in the market by any shareholder or short selling of New Ordinary Shares. Any such transaction could occur at any time or from time to time, with or without notice;

•	the entry of new competitors or new products in the markets in which the Combined Group will operate;

•	volatility in the market as a whole or investor perception of the beverage industry or of the Combined Group competitors; and

•	the occurrence of any of the matters discussed in the risk factors mentioned in this section.

The market price of New Ordinary Shares may be adversely affected by any of the preceding or other factors regardless of the Combined Group’s actual results of operations and financial condition.

In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which have not always been related to the performance of the specific companies whose shares are traded, and which, as well as general economic and political conditions, could have an adverse effect on the market price of New Ordinary Shares.

The Combined Group’s largest shareholder may use its significant interest to take actions not supported by the Combined Group’s other shareholders.

Upon Completion, the AB InBev Reference Shareholder will remain the largest shareholder of Newbelco and will have the ability to effectively control the election of a majority of the Newbelco Board, as a result of which, under Belgian law, it will have control of Newbelco. It will also be able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going private transactions and other extraordinary items. See section 4 (Description of rights and benefits attached to the Newbelco Shares) of Part VII of this Prospectus for further information in this respect.

Depending on the number of UK Scheme Shareholders that elect for the Partial Share Alternative, it is expected that the AB InBev Reference Shareholder will hold between 34.29% and 34.45% of the voting rights attached to Newbelco Shares following Completion. Furthermore, the shareholders’ agreement and the voting agreement (or successors thereto) described under section 5.1.2 (Reference shareholder and shareholders and voting arrangements) of Part VI of this Prospectus will continue to apply in respect of New Ordinary Shares upon Completion. The AB InBev Reference Shareholder and such other entities acting in concert with it (as described under section 5.1.1 (Shareholding structure) of Part VI of this Prospectus) would hold on the same basis, in aggregate, between 43.84% and 44.04% of the voting rights attached to Newbelco Shares following Completion. See section 5.1 (Major shareholders of Newbelco following Completion) of Part VI for further details.

The interests and time horizons of the AB InBev Reference Shareholder may differ from those of other shareholders. As a result of its influence on the Combined Group’s business, the AB InBev Reference Shareholder could prevent the Combined Group from making certain decisions or taking certain actions that would protect the interests of the Combined Group’s other shareholders. For example, this concentration of ownership may delay or prevent a change of control of the Combined Group even in the event that this change of control may benefit other shareholders generally. Similarly, the AB InBev Reference Shareholder could prevent the Combined Group from taking certain actions that would dilute its percentage interest in the Combined Group’s shares, even if such actions would generally be beneficial to the Combined Group and/or to other shareholders. These and other factors related to the AB InBev Reference Shareholder’s holding of a significant interest in the Combined Group’s shares may reduce the liquidity of the Combined Group’s shares and their attractiveness to investors.

The market price of the New Ordinary Shares may be negatively affected by actual or anticipated sales of substantial numbers of New Ordinary Shares.

A sale of a significant number of New Ordinary Shares, or the perception that such sale will occur, may adversely affect the market price of the New Ordinary Shares. Newbelco cannot make any predictions as to the effect of such sale or perception on the market price of the New Ordinary Shares.

Newbelco may be unable to pay dividends.

As a general matter, Newbelco cannot guarantee that it will pay dividends in the future. The payment of dividends will depend on factors such as Newbelco’s business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate and other factors, including tax and other regulatory considerations. In particular, in light of the increased debt that would result from Completion, deleveraging will remain a priority and may restrict the amount of dividends the Combined Group is able to pay. In addition, Newbelco must, under Belgian law and its articles of association, before it proceeds with any dividend payment, allocate an amount equal to 5% of its annual net profit on an unconsolidated basis to a legal reserve in its unconsolidated financial statements until the reserve reaches 10% of Newbelco’s share capital, in accordance with Belgian accounting principles.

Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding New Ordinary Shares.

Application has been made for the New Ordinary Shares to trade on Euronext Brussels in euros, and application will be made for the New Ordinary Shares to trade on the Johannesburg Stock Exchange in South African rand and on the Bolsa Mexicana de Valores in Mexican pesos. Application will also be made for Newbelco ADSs to trade on the NYSE in U.S. dollars. Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of New Ordinary Shares trading in different currencies and between the value of New Ordinary Shares and Newbelco ADSs, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States, Mexico, South Africa and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of New Ordinary Shares.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar, the euro, the South African rand and the Mexican peso, the U.S. dollar, South African rand, Mexican peso, or other currency, equivalent of any cash dividends paid in euros on New Ordinary Shares or received in connection with any sale of New Ordinary Shares could be adversely affected by the depreciation of the euro against these other currencies.

Future equity issuances may dilute the holdings of current shareholders and could materially affect the market price of New Ordinary Shares.

Newbelco may in the future decide to offer additional equity to raise capital or for other purposes, in compliance with applicable Belgian legislation. Any such additional offering could reduce the proportionate ownership and voting interests of holders of New Ordinary Shares, as well as its earnings per share and net asset value per share, and any offerings by Newbelco or its main shareholders could have an adverse effect on the market price of New Ordinary Shares.

Investors may suffer dilution if they are not able to participate in equity offerings.

Newbelco’s constitutional documents will provide for preference rights to be granted to its existing shareholders unless such rights are disapplied by resolution of its shareholders or the board of directors. Newbelco shareholders or its board of directors may disapply such rights in future equity offerings, while no preference rights apply to capital increases through contributions in kind. In addition, certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. In particular, there can be no assurance that Newbelco will be able to establish an exemption from registration under the Securities Act, and Newbelco is under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavour to have a registration statement declared effective under the Securities Act. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that Newbelco may conduct in the future.

Certain provisions of Belgian legislation and of the Newbelco Articles can have an impact on potential takeover attempts and the stock market price of the New Ordinary Shares.

There are several provisions of Belgian company law, and certain other provisions of Belgian law and of the Newbelco Articles, such as those in connection with the obligation to disclose major shareholdings, merger control and the authorised capital, which may be applicable to Newbelco and which may make it more difficult to succeed with a takeover bid, merger, change in management or change in control. Please see section 3 (Share capital and shares) of Part VII of this Prospectus. These provisions could discourage potential takeover attempts that may be regarded by other shareholders as being in their best interest, and could negatively affect the market price of the New Ordinary Shares. These provisions may also have the consequence that the shareholders will be deprived of the opportunity to sell their shares.

As a Belgian company, Newbelco is not subject to certain corporate governance rules applicable to other companies.

As a Belgian limited liability company, Newbelco follows Belgian corporate law, the Belgian Companies Code and the Belgian Corporate Governance Code, which may differ in significant respects from the corporate governance requirements applicable to other companies, including U.S. companies listed on the NYSE.

Shareholders rights will be governed by Belgian law which differ in some respects from the rights of shareholders under the laws of other countries.

Newbelco is a limited liability company (société anonyme / naamloze vennootschap) organised under the laws of Belgium. The rights of Newbelco Shareholders are governed by Belgian law and by Newbelco’s articles of association. These rights may differ in material respects from the rights of shareholders in companies organised outside of Belgium.

Investment and trading in general is subject to risks.

All securities investments involve the risk of loss of capital. There can be no assurance that Newbelco’s investment objectives will be met. Newbelco’s results may fluctuate in the future. For this reason, Newbelco’s results may not meet the expectations analysts have predicted.

Investors may not be able to recover damages in civil proceedings or to enforce in Belgium judgments of foreign courts of civil liabilities predicated solely upon foreign securities laws.

Newbelco’s directors and members of senior management may not be resident in the jurisdiction of investors and Newbelco’s assets and the assets of its directors and senior management may be located outside the jurisdiction of investors. As a result, it may be difficult for investors to prevail in a claim against Newbelco or to enforce liabilities predicated upon the securities laws of jurisdictions outside of Belgium and, in general, for investors outside of Belgium to serve process on or enforce foreign judgments against Newbelco, its directors or its senior management. In addition, there is uncertainty as to the enforceability in Belgium of original actions or of actions for enforcement of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States.

Risks relating to taxation

Newbelco Shareholders residing in countries other than Belgium may be subject to double taxation with respect to dividends or other distributions made by Newbelco.

Any dividends or other distributions made by Newbelco to Newbelco Shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 27%, except for shareholders which (i) qualify for an exemption from withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the EU Parent-Subsidiary Directive, (ii) qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty, or (iii) qualify for the reduced Belgian withholding tax of 1.6995% on dividends paid or attributed to certain qualifying non-resident companies holding a participation in Newbelco with an acquisition value of at least EUR 2,500,000, but not reaching the threshold for exemption under the EU Parent-Subsidiary Directive. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by Newbelco. Newbelco Shareholders subject to tax in countries other than Belgium may not be able to credit the amount of such withholding tax against any tax due on such dividends or other distributions outside Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Any sale, purchase or exchange of New Ordinary Shares may become subject to the financial transaction tax.

On 14 February 2013, the EU Commission adopted the FTT Draft Directive on a common FTT. The intention was for the FTT to be implemented via an enhanced co-operation procedure in eleven EU Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Spain, Slovakia and Slovenia, together, the “Participating Member States”). However, Estonia has since stated that it will not participate.

Pursuant to the FTT Draft Directive, the FTT will be payable on financial transactions provided at least one party to the financial transaction is established or deemed established in a Participating Member State and there is a financial institution established or deemed established in a Participating Member State which is a party to the financial transaction, or is acting in the name of a party to the transaction. Deemed establishment may occur in a broad range of circumstances, including any case where the security which is the subject of the transaction is issued in a Participating Member State. The FTT shall, however, not apply to (inter alia) primary market transactions referred to in Article 5(c) of Regulation (EC) No 1287/2006, including the activity of underwriting and subsequent allocation of financial instruments in the framework of their issue.

The rates of the FTT shall be fixed by each Participating Member State but for transactions involving financial instruments other than derivatives shall amount to at least 0.1% of the taxable amount. The taxable amount for such transactions shall in general be determined by reference to the consideration paid or owed in return for the transfer, from the counterparty or a third party. The FTT shall be payable by each financial institution established or deemed established in a Participating Member State which is either a party to the transaction, or acting in the name of a party to the transaction or where the transaction has been carried out on its account. Where the FTT due has not been paid within the applicable time limits, each party to the transaction, including persons other than financial institutions, shall be jointly and severally liable for the payment of the FTT due.

Investors should therefore note, in particular, that, once the FTT enters into force, any sale, purchase or exchange of shares may become subject to the FTT at a minimum rate of 0.1% provided the abovementioned prerequisites are met. Investors may become liable to pay this charge or reimburse a financial institution for the charge, and/or the charge may affect the value of New Ordinary Shares. The issuance of new shares should not be subject to the FTT.

However, the FTT Draft Directive is still subject to negotiation among the Participating Member States and therefore may be changed at any time. Moreover, once the FTT Draft Directive has been adopted, it will need to be implemented into the respective domestic laws of the Participating Member States and the domestic provisions implementing the final Directive might deviate from the final Directive itself.

Investors should consult their own tax advisors in relation to the consequences of the FTT associated with subscribing for, purchasing, holding and disposing of New Ordinary Shares.

Speculation tax may affect the liquidity of the New Ordinary Shares.

For shares acquired as of 1 January 2016, a Belgian ‘speculation tax’ may be withheld on capital gains on such shares realised by Belgian resident and non-resident individuals within six months from the date of acquisition of the shares. The introduction of this speculation tax may deter certain investors from actively trading the New Ordinary Shares and ultimately result in a reduction of the liquidity of the New Ordinary Shares.

If it was determined that Newbelco was a Passive Foreign Investment Company under U.S. federal income tax laws, certain U.S. shareholders could be subject to adverse tax consequences.

While Newbelco has determined that it is not a passive foreign investment company (PFIC) under U.S. federal income tax laws, it has not sought an advance ruling from the U.S. Internal Revenue Service (IRS) or an opinion of counsel that it is not a PFIC. Such determinations are inherently factual and must be made annually based on an analysis of asset values and earnings. If it was determined that Newbelco was a PFIC, then a U.S. holder of Newbelco Shares and/or Newbelco ADSs could be subject to adverse tax consequences. See section 2 (U.S. Taxation) of Part X of this Prospectus for further details.

PART III: EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out expected dates for the implementation of the principal events of the Transaction, the issuance of the New Ordinary Shares and the Listing.

All references to times are to Brussels time unless otherwise stated. The dates and times given are indicative only and are based on Newbelco’s current expectations and may be subject to change.

Event	Time and/or date (1)

Approval by Euronext Brussels of the application for the admission to listing of the New Ordinary Shares (conditional upon, among other things, the issue of such shares)	8 August 2016

Approval of this Prospectus by the FSMA	25 August 2016

Publication of this Prospectus and other Transaction documents	26 August 2016

Voting Record Time	7.30 p.m. (Brussels time) on 26 September 2016 (2)

AB InBev General Meeting	9.00 a.m. (Brussels time) on 28 September 2016

UK Scheme Court Meeting	10.00 a.m. (Brussels time) on 28 September 2016

SABMiller General Meeting	10.15 a.m. (Brussels time) on 28 September 2016 (3)

Newbelco General Meeting	11.00 a.m. (Brussels time) on 28 September 2016

Suspension of listing of SABMiller Shares on the Johannesburg Stock Exchange	Before opening of markets on 30 September 2016

UK Scheme Court Sanction Hearing	4 October 2016 (4)

UK Scheme Record Time	7.00 p.m. (Brussels time) on 4 October 2016

Expected UK Scheme Effective Time	7.15 p.m. (Brussels time) on 4 October 2016

Delisting of SABMiller Shares on the London Stock Exchange and on the Johannesburg Stock Exchange	by 8.00 a.m. (London time) on 5 October 2016

Capital Increase, issue of Initial Newbelco Shares to SABMiller Shareholders and re-registration of SABMiller as a private limited company	6 October 2016

Last day of trading in AB InBev Shares on the Johannesburg Stock Exchange	7 October 2016

Belgian Offer opens	9.00 a.m. (Brussels time) on 7 October 2016

Latest time for conversion of AB InBev Shares (registered to dematerialised form, and vice versa)	2.00 p.m. (Brussels time) on 7 October 2016 (5)

Latest time for lodging, changing/amending the Form of Election or for making an Electronic Election	7.00 p.m. (Brussels time) on 7 October 2016

Belgian Offer closes	7.00 p.m. (Brussels time) on 7 October 2016

Event	Time and/or date (1)

Reclassification and Consolidation	By 12.00 pm (Brussels time) on 8 October 2016

Suspension of listing of AB InBev Shares on the Johannesburg Stock Exchange	By 8.00 a.m. (South African standard time) on 10 October 2016

Last day of trading in AB InBev Shares on Euronext Brussels	10 October 2016

Suspension of trading of AB InBev Shares on the Mexico Stock Exchange	11.00 a.m. (Mexico time) on 10 October 2016

Belgian Merger (between AB InBev and Newbelco) becomes effective	8.00 p.m. (Brussels time) on 10 October 2016

Issue of New Ordinary Shares to AB InBev Shareholders and registration in Newbelco’s share register	On or around 8.00 p.m. (Brussels time) on 10 October 2016

Delivery of the New Ordinary Shares	As from 11 October 2016 (5)

Delisting of AB InBev Shares on Euronext Brussels and the Mexico Stock Exchange	Before opening of markets on 11 October 2016

New Ordinary Shares listed and commencement of dealings in the New Ordinary Shares on Euronext Brussels, the Johannesburg Stock Exchange and the Mexico Stock Exchange, and listing of Newbelco ADSs on the NYSE	At opening of markets on 11 October 2016

Expected date of despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE System accounts for cash proceeds due under the Belgian Offer	11 October 2016

Last date for despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE System accounts for cash proceeds due under the Belgian Offer	13 October 2016

Delisting of AB InBev Shares on the Johannesburg Stock Exchange	By 8.00 a.m. (South African standard time) on 13 October 2016

Long Stop Date	11 May 2017 (6)

Notes:

(1)	The dates and times given are indicative only and are based on Newbelco’s current expectations and may be subject to change.
(2)	If either SABMiller Meeting is adjourned, the Voting Record Time for the adjourned SABMiller Meeting will be 6.30 p.m. (London time) on the date which is two days before the date set for the adjourned SABMiller Meeting.
(3)	To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the UK Scheme Court Meeting.
(4)	Or, if later, not later than 30 Business Days after the satisfaction or waiver of all of the Conditions other than the Post Scheme Sanction Conditions (both as defined in the UK Scheme Document) and the Condition set out in paragraph (a)(iii) of Part (A) of Part V of the UK Scheme Document (or such later date as SABMiller and AB InBev may agree and the UK Court may allow). In such event, the events in this timetable which are scheduled to occur after the UK Scheme Court Sanction Hearing will be postponed accordingly.
(5)	Please refer to section 2 (Form of the New Ordinary Shares and delivery) of Part IX of this Prospectus for further details in respect of the deadline for conversion of the AB InBev Shares and the delivery of the New Ordinary Shares.
(6)	This is the latest date by which the Transaction must become effective unless SABMiller and AB InBev agree, and (if required) the UK Court and the UK Panel allow, a later date.

PART IV: OVERVIEW OF AB INBEV, SABMILLER AND NEWBELCO PRIOR TO COMPLETION

The overviews referred to or set out in this Part IV are as at the date(s) specified or as at the date of this Prospectus (i.e. before Completion), as relevant. Please refer to Part VI (Information about Newbelco and its business upon Completion) and Part VII (Description of Newbelco’s shares, articles of association and certain governance matters upon Completion) of this Prospectus for an overview of the Combined Group, its business and certain governance matters upon Completion.

1.    OVERVIEW OF AB INBEV

1.1    The business of AB InBev

The overview of the business of AB InBev is set out in item 4.B (Information on the Company – Business overview) of AB InBev’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the SEC on 14 March 2016 and is available on AB InBev’s website (www.ab-inbev.com).

1.2    AB InBev historical and interim financial statements

1.2.1    Audited consolidated historical financial statements and unaudited condensed consolidated interim financial statements

The audited consolidated financial statements of AB InBev as at and for the years ended 31 December 2013, 2014 and 2015 as contained within AB InBev’s annual reports for the years ended 31 December 2013, 2014 and 2015, are incorporated by reference in this Prospectus. See Part XIV (Documents incorporated by reference) of this Prospectus.

The unaudited condensed consolidated interim financial statements of AB InBev for the six-month period ended 30 June 2016 as contained within AB InBev’s 2016 Half-Year Financial Report, are incorporated by reference in this Prospectus. See Part XIV (Documents incorporated by reference) of this Prospectus.

1.2.2    Non-controlling interests

As of 31 December 2015, 2014 and 2013 and for the three years ended 31 December 2015, material non-controlling interests related to AB InBev’s 62% ownership of Ambev, a Brazilian listed subsidiary of AB InBev.

The tables below provide summarised information of Ambev’s audited consolidated financial statements in Brazilian real as of as of 31 December 2015, 2014 and 2013 and for the three years ended 31 December 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Summarised balance sheet	As at 31 December
in millions of Brazilian real	2015	2014	2013
Current assets	28,315	20,729	20,809
Non-current assets	61,862	51,415	48,276

Total assets	90,176	72,143	69,085
Current liabilities	30,142	21,825	17,353
Non-current liabilities	9,701	6,674	7,508

Total liabilities	39,843	28,499	24,861
Equity attributable to equity holders	48,332	42,222	42,993
Non-controlling interests	2,002	1,423	1,232

Total equity	50,334	43,645	44,225

Summarised statement of comprehensive income	Year ended 31 December
in millions of Brazilian real	2015	2014	2013
Revenue	46,720	38,080	35,079
Net income	12,879	12,362	11,399
Attributable to:
Equity holders	12,424	12,066	9,557
Non-controlling interests	455	297	1,842
Net income	12,879	12,362	11,399
Other comprehensive income	4,054	578	553

Total comprehensive income	16,934	12,940	11,952
Attributable to:
Equity holders	16,087	12,522	9,987
Non-controlling interests	847	418	1,965

Summarised cash flows	Year ended 31 December
in millions of Brazilian real	2015	2014	2013
Cash flows from operating activities	23,581	15,896	15,315
Cash flows from investing activities	(5,997)	(4,768)	(3,811)
Cash flows from financing activities	(15,328)	(13,144)	(9,507)

Net increase/(decrease) in cash and cash equivalents	2,256	(2,016)	1,997

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 4.5 billion Brazilian real, 4.7 billion Brazilian real and 2.9 billion Brazilian real for 2015, 2014 and 2013, respectively.

2.    OVERVIEW OF SABMILLER

2.1    The business of SABMiller

The overview of the business of SABMiller is set out in the section entitled “The Business of SABMiller” in the F-4 Registration Statement, which is available on AB InBev’s website (www.ab-inbev.com).

2.2    SABMiller historical financial statements

The audited consolidated financial statements of SABMiller as at and for the years ended 31 March 2014, 2015 and 2016 as contained within SABMiller’s annual reports for the years ended 31 March 2014, 2015 and 2016, are incorporated by reference in this Prospectus. See Part XIV (Documents incorporated by reference) of this Prospectus.

3.    OVERVIEW OF NEWBELCO

3.1    General

Newbelco was incorporated in Belgium on 3 March 2016 as a limited liability company (société anonyme / naamloze vennootschap) under Belgian law. The legal name of Newbelco is Newbelco SA/NV, and its place of registration is Brussels. Newbelco is registered with the register of legal entities (registre des personnes morales (RPM) / rechtspersonenregister (RPR)) (Brussels) under registration number 0649.641.563. Newbelco has been incorporated for an unlimited period of time. Newbelco will be renamed on or prior to Completion. It is expected that the new name of Newbelco will be announced at the occasion of the AB InBev General Meeting and the Newbelco General Meeting to be held on or about 28 September 2016.

Newbelco’s registered office is situated at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels (Belgium). The telephone number at its principal place of business is +32 (0)2 209 22 00. It is expected that the Newbelco General Meeting will decide to relocate Newbelco’s registered office to Grand’Place/Grote Markt 1, 1000 Brussels (Belgium).

3.2    History

Newbelco was formed for the purposes of effecting the Transaction and becoming the holding company of the Combined Group following Completion.

From the date of its incorporation until the date of this Prospectus, Newbelco’s activities have been solely focused on the preparation of the Transaction. Newbelco has not conducted any activities other than those incidental to its formation, the execution of documents in connection with the Transaction, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the Transaction, the preparation and filing of this Prospectus and certain other related activities.

3.3    Share capital and main shareholders

At the date of this Prospectus, Newbelco’s share capital amounts to EUR 61,500, divided into 6,150,000 Incorporation Shares. The Incorporation Shares are issued in registered form, are freely transferable and are fully paid-up. Newbelco has only one class of Incorporation Shares. Each Incorporation Share entitles its holder to one vote at Newbelco’s shareholders’ meetings.

Newbelco has been incorporated by two shareholders: SABMiller International B.V., having its registered office located at Brouwerslaan 1, 7548XA, Enschede (the Netherlands) and Phidias Management S.A., a wholly-owned subsidiary of Intertrust, having its registered office at 97 Rue Royale/Koningsstraat, 1000 Brussels. SABMiller International B.V. is acting in a capacity as founder of Newbelco.

The shareholding structure of Newbelco has remained unchanged since its incorporation so that as at the date of this Prospectus, SABMiller International B.V. holds 6,149,999 Incorporation Shares and Phidias Management S.A. holds 1 Incorporation Share.

Name	Amount of Incorporation Shares held

SABMiller International B.V.	6,149,999 Incorporation Shares

Phidias Management S.A.	1 Incorporation Share

3.4    Corporate purpose

Newbelco’s corporate purpose is identical to the corporate purpose of AB InBev, and is set out in article 3 of its articles of association. Please refer to section 2 (Corporate purpose) of Part VII of this Prospectus for an overview of Newbelco’s corporate purpose as will be effective upon Completion.

3.5    Board of directors and management

The Newbelco Board is vested with the power to perform all acts that are necessary or useful for the realisation of Newbelco’s purpose, except for those actions that are specifically reserved by law or the articles of association to the shareholders’ meeting or other management bodies.

In accordance with article 14 of Newbelco’s articles of association, the Newbelco Board consists of a minimum of three directors, unless there are only two shareholders, in which case two directors are sufficient.

As of the date of this Prospectus, the Newbelco Board and management of Newbelco is comprised of three directors associated with Phidias Management S.A., a company appointed to provide various corporate services and a wholly-owned subsidiary of Intertrust: Christophe Tans, Irène Florescu and Wouter Vanmechelen.

Name	Position	Date of appointment	Expiry of mandate
Christophe Tans	Director	3 March 2016	2017
Irène Florescu	Director	3 March 2016	2017
Wouter Vanmechelen	Director	3 March 2016	2017

Christophe Tans is the Managing Director of Intertrust (Belgium) NV/SA. He first joined Intertrust in 2006 after a career of more than three years as a tax lawyer and six years as a tax adviser in a leading audit and consulting firm. Mr. Tans first joined the management board of Intertrust (Belgium) in 2006, and in August 2010 he took up the position of Managing Director. He holds a Master’s degree in Law from the University of Leuven and two masters in Tax Law from the University of Liège and Groep T. Leuven.

Irène Florescu is the Director of Finance at Intertrust (Belgium) NV/SA, and since 2003, she has been a member of the management board. Previously, she was a specialised accountant in Brussels and for several years worked for an international telecom company. She holds a Master’s degree in Economics from the University of Bucharest.

Wouter Vanmechelen joined Intertrust in January 2016, where he leads the legal team as the Business Unit Manager for Legal. Previously, he worked for seven years as an international tax manager at a leading audit and consulting firm. He holds a Master’s degree in Law from the University of Leuven and a Masters in Tax Law from HUB.

The business address of the above directors is Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels (Belgium).

3.6    Newbelco’s opening balance sheet

Newbelco’s stand-alone financial information as at the date of its incorporation (i.e. 3 March 2016), prepared in accordance with IFRS, is set out in Part A of Annex 1 of this Prospectus.

Newbelco’s stand-alone financial information as of 3 March 2016 has been audited by Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL, its auditor (represented by Mr. Joël Brehmen, auditor). Deloitte’s audit report on Newbelco’s opening balance sheet is set out in Part B of Annex 1 of this Prospectus.

PART V: OVERVIEW OF THE TRANSACTION

1.    CONTEXT AND OVERVIEW

1.1    Announcement and Co-operation Agreement

On 11 November 2015, the AB InBev Board and the SABMiller Board announced in the Rule 2.7 Announcement that they had reached agreement on the terms of the Transaction.

On the same date, AB InBev and SABMiller entered into the Co-operation Agreement, pursuant to which AB InBev agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the pre-conditions and regulatory conditions of the Transaction.

In the Co-operation Agreement, AB InBev and SABMiller agreed, amongst other things, to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller also agreed to provide each other with certain information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of certain other official authorisations or regulatory clearances required in relation to the implementation of the Transaction.

On 26 July 2016, AB InBev announced revised and final terms of the Transaction and on 29 July 2016, SABMiller announced that the SABMiller Board intends to recommend unanimously the Cash Consideration and that SABMiller Shareholders vote in favour of the UK Scheme at the UK Scheme Court Meeting and in favour of the SABMiller Resolution to be proposed at the SABMiller General Meeting.

1.2    Conditions to the Transaction

The Transaction is subject to several pre-conditions and conditions that are described in detail in the Rule 2.7 Announcement.

Such pre-conditions and conditions include amongst others:

•	the obtaining of regulatory approvals from applicable antitrust or competition law authorities in the European Union, the United States, China, South Africa and other relevant jurisdictions; and

•	the approval of the relevant aspects of the Transaction by the AB InBev Shareholders, the Newbelco Shareholders and the SABMiller Shareholders.

As at the date of this Prospectus, the Transaction has already been approved by a number of antitrust or competition law authorities, including the European Commission, the U.S. Federal Trade Commission, the Ministry of Commerce of the People’s Republic of China and the Competition Tribunal of South Africa and the Financial Surveillance Department of the South African Reserve Bank. Accordingly, AB InBev confirmed on 29 July 2016 that all pre-conditions of the Transaction had been satisfied. In the remaining jurisdictions where regulatory clearance is still pending, AB InBev will continue to engage proactively with the relevant authorities to address their concerns in order to obtain the necessary clearances as quickly as possible.

The AB InBev General Meeting, the Newbelco General Meeting (composed of the holders of the Incorporation Shares) and the SABMiller General Meeting are each expected to be held on or around 28 September 2016 to vote on the aspects of the Transaction requiring shareholders’ approval.

Please refer to section 3 (Conditions precedent) below for more detail on the conditions to the Transaction.

2.    STRUCTURE OF THE TRANSACTION

2.1    Description and schematic overview

2.1.1    Summary description

Under the terms of the Transaction, each UK Scheme Shareholder will have the option to elect for:

•	the Cash Consideration, i.e. cash proceeds in an amount of £45.00 in respect of each UK Scheme Share it owns; or

•	the Partial Share Alternative, i.e. cash proceeds in an amount of £4.6588 as well as 0.483969 Restricted Newbelco Shares in respect of each UK Scheme Share it owns.

2.1.2    Schematic overview of Transaction structure

2.1.2.1    Current simplified structure

The diagram below sets out the current simplified shareholder structures of AB InBev, SABMiller and Newbelco:

Notes:

•	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in section 5.1.1 (Shareholding structure) of Part VI of this Prospectus.
•	For purposes of the diagram above, “Free Float (other AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
•	The percentage numbers in the diagram above exclude any AB InBev Shares, SABMiller Shares or Newbelco Shares held in treasury.

2.1.2.2    Envisaged simplified structure post-Completion

The diagram below sets out the envisaged simplified shareholder structure of Newbelco upon Completion:

Notes:

•	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in section 5.1.1 (Shareholding structure) of Part VI of this Prospectus.
•	For purposes of the diagram above, “Free Float (former AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
•	The percentage numbers in the diagram above (i) refer to the expected percentage of voting rights attached to, as applicable, New Ordinary Shares and Restricted Newbelco Shares upon Completion, on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (ii) exclude any Newbelco Shares expected to be held in treasury.

2.1.2.3    Three-stage Transaction structure summary

The Transaction will be implemented through the Proposed Structure which involves three principal steps as follows:

Step 1: the UK Scheme

First, the acquisition of SABMiller by Newbelco through the UK Scheme, a UK law court-sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the UK Companies Act 2006, pursuant to which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares in consideration for each of its UK Scheme Shares.

Notes:

•	The percentage numbers in the diagram above exclude the Deferred Shares, which will be held by SABMiller in treasury.
•	The Incorporation Shares held by Phidias Management SA and SABMiller International BV will be cancelled with effect simultaneously with the completion of the Capital Increase and are therefore not included in the diagram above.

Step 2: the Belgian Offer

Second, the Belgian Offer, a voluntary cash takeover offer made by AB InBev pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares, pursuant to which:

(i)	UK Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration will tender all their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the Cash Consideration; and

(ii)	UK Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative will tender some of their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share, in order to receive the cash element of the Partial Share Alternative, and will retain the relevant proportion of their Initial Newbelco Shares which will become Restricted Newbelco Shares as a result of the subsequent Reclassification and Consolidation.

Notes:

•	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in section 5.1.1 (Shareholding structure) of Part VI of this Prospectus.
•	For purposes of the diagram above, “Free Float (other AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
•	The percentage numbers and absolute share numbers in the diagram above (i) exclude any AB InBev Shares, SABMiller Shares or Newbelco Shares held in treasury, (ii) refer to the expected holdings of Newbelco Shares after closing of the Belgian Offer on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (iii) take into account the Reclassification and Consolidation.
•	The number of 577,690,210 New Ordinary Shares mentioned in the diagram above (i) assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 SABMiller Shares in issue (see footnote 1 below for details on the basis on which this number is calculated), and (ii) is calculated taking 1,657,262,457 SABMiller Shares multiplied by 100 and divided by the Consolidation Factor (185.233168056448) less 316,999,695 (which assumes that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO).

Step 3: the Belgian Merger

Third, the Belgian Merger, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group.

Notes:

•	For purposes of the diagram above, “AB InBev Reference Shareholders” includes the AB InBev Reference Shareholder and the entities acting in concert with it, as set out in section 5.1.1 (Shareholding structure) of Part VI of this Prospectus.
•	For purposes of the diagram above, “Free Float (former AB InBev Shareholders)” excludes the AB InBev Reference Shareholder and the entities acting in concert with it.
•	The percentage numbers in the diagram above (i) refer to the expected percentage of voting rights attached to, as applicable, New Ordinary Shares and Restricted Newbelco Shares upon Completion on the assumption that the Partial Share Alternative is elected for in respect of 655,000,000 SABMiller Shares, representing the irrevocable undertakings of Altria and BEVCO, and (ii) exclude any Newbelco Shares expected to be held in treasury.

2.2    Three-stage Transaction structure

2.2.1    Step 1: the UK Scheme

It is intended that, on or around 26 August 2016, the UK Scheme Document will be despatched to SABMiller Shareholders. The UK Scheme Document will, among other things, incorporate a notice convening a meeting of SABMiller Shareholders for the purpose of approving the UK Scheme.

Under the terms of the UK Scheme:

•	each UK Scheme Shareholder will transfer its UK Scheme Shares to Newbelco in consideration for which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares for each UK Scheme Share it owns, thereby becoming a Newbelco Shareholder;

•	no UK Scheme Shareholder shall be entitled to transfer any Initial Newbelco Shares, other than transfers made pursuant to the Belgian Offer for a period of 72 hours after the Capital Increase;

•	each UK Scheme Shareholder will (subject to limited exceptions in relation to Restricted Overseas Shareholders) have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election;

•	UK Scheme Shareholders (other than Nominee Shareholders) will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of UK Scheme Shares and not part only;

•	Nominee Shareholders who hold UK Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of UK Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided certain conditions are met. In particular, a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of UK Scheme Shares it holds on behalf of an Underlying Shareholder if such Election is (i) in accordance with the instructions communicated to it by the Underlying Shareholder, and (ii) in respect of all of the UK Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder;

•	UK Scheme Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make any Election at all shall be deemed to have elected for the Cash Consideration in respect of their entire holding of UK Scheme Shares (or, in the case of a Nominee Shareholder, all of its UK Scheme Shares in respect of which no valid Election has been made). No UK Scheme Shareholder will, however, be deemed to have elected for the Cash Consideration in respect of any of its UK Scheme Shares (or, in the case of a Nominee Shareholder, in respect of any UK Scheme Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if it would be inconsistent with any contractual undertaking given to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant UK Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of the UK Scheme Shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking;

•	each UK Scheme Shareholder, in respect of all Initial Newbelco Shares issued to it under the UK Scheme, appoints the UK Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election) and the provisions of the UK Scheme:

•	UK Scheme Shareholders (other than Nominee Shareholders) who (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, will appoint the UK Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

•	Nominee Shareholders, to the extent that they (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, in respect of all or part of their holding of UK Scheme Shares, will appoint the UK Agent in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

•	UK Scheme Shareholders (other than Nominee Shareholders) who validly elect or are deemed to elect for the Partial Share Alternative will appoint the UK Agent to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such UK Scheme Shareholders to be retained by the relevant UK Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

•	Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of UK Scheme Shares (with such UK Scheme Shares constituting all of the UK Scheme Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative or in respect of whose UK Scheme Shares the Nominee Shareholder is deemed to have elected for the Partial Share Alternative), will appoint the UK Agent, in respect of all the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders to be retained by the relevant Nominee Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

•	UK Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five U.S. Business Days before the UK Scheme Record Time, and become holders of UK Scheme Shares prior to the UK Scheme Record Time, and make a valid Election for the Partial Share Alternative as described above.

Nominee Shareholders will be responsible for ensuring that Elections made by them are consistent with the instructions they have received (whether through the STRATE System or otherwise) from the relevant Underlying Shareholders and are validly completed (including as regards the giving of the representations and warranties described in the UK Scheme Document). None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholders or is validly completed by the Nominee Shareholder, or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid. In accordance with the terms and conditions of the Belgian Offer (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly, (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations, and (c) none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation in relation to the application of the monies so paid to the Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares will be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares will be held by) Nominee Shareholders, rather than Underlying Shareholders and none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, which will be available in respect of approximately 40.65% of SABMiller’s issued ordinary share capital1. To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the UK Scheme Shareholders who have made such Elections will be deemed to have elected for Cash Consideration in respect of the balance of the UK Scheme Shares held by them.

Initial Newbelco Shares will not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares. As only whole numbers of

[1]

This percentage calculation assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. This number is calculated on the basis of (i) SABMiller’s issued ordinary share capital as at the close of business on 30 June 2016 of 1,622,117,877 ordinary shares (excluding 57,976,623 treasury shares); and (ii) 46,228,377 SABMiller Shares which may be issued on or after 1 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 51,645 cash settled options and stock appreciation rights), netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016. For the avoidance of doubt, the exact number of UK Scheme Shares in issue as at the UK Scheme Record Time may end up being higher or lower than 1,657,262,457 shares. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares may need to be issued (or transferred out of treasury).

Initial Newbelco Shares will be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by (i) first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (taking into account any pro rata scaling back and minor adjustments as described below) by the Consolidation Factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number. Any remaining Initial Newbelco Shares held by such UK Scheme Shareholders will be tendered into the Belgian Offer for cash.

Minor adjustments to the entitlements of UK Scheme Shareholders pursuant to Elections in respect of the Partial Share Alternative may be made by the SABMiller Registrars with the prior consent of SABMiller and AB InBev on such terms as SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements (subject to scale back and rounding as described above) pursuant to the Elections for the Partial Share Alternative as nearly as may be practicable. Such adjustments shall be final and binding on all UK Scheme Shareholders.

Where Nominee Shareholders have made aggregate Elections on behalf of Underlying Shareholders, such scale back, rounding and minor adjustments will be applied at the level of the Nominee Shareholder (as the UK Scheme Shareholder) and will not take account of the underlying instructions of Underlying Shareholders.

As a result, UK Scheme Shareholders who make a valid Election (or are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Newbelco Shares, or the exact amount of cash, they will receive pursuant to the Transaction until the settlement of consideration for the Transaction.

AB InBev has received irrevocable undertakings from Altria and BEVCO and a supplemental irrevocable undertaking from BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.38% of SABMiller’s issued ordinary share capital2. Please refer to sections 11.1.1.6 (Altria Irrevocable) and 11.1.1.7 (BEVCO Irrevocable) of Part VI of this Prospectus for a description of such irrevocable undertakings. If Elections for the Partial Share Alternative are scaled back as described above, the Election made by or on behalf of Altria and BEVCO will be scaled back on the same basis as each other UK Scheme Shareholder.

It is currently intended that the UK Scheme will become effective on or around 4 October 2016. Upon the UK Scheme becoming effective, it will be binding on all UK Scheme Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting. Following the UK Scheme becoming effective, Newbelco will cancel all of the Incorporation Shares with effect simultaneously with the completion of the Capital Increase, such that the UK Scheme Shareholders will own the entire issued and outstanding share capital of Newbelco in the form of Initial Newbelco Shares following completion of the Capital Increase. Assuming that the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco will be completed within one Business Day of the UK Scheme becoming effective, it is currently expected that the Capital Increase will occur on or around 6 October 2016.

It is expected that, as soon as reasonably practicable after the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, SABMiller will be re-registered as a private company under the relevant provisions of the UK Companies Act 2006.

2.2.2    Step 2: the Belgian Offer

After completion of the Capital Increase, AB InBev will make the Belgian Offer, a voluntary cash takeover offer pursuant to the Takeover Law and the Takeover Royal Decree for all of the Initial Newbelco Shares issued to the UK Scheme Shareholders as a result of the UK Scheme. The FSMA has granted, at AB InBev’s request, certain derogations in the context of the Belgian Offer, including in respect of the duration of the Belgian Offer which will be open for one day only. Please refer to sections 7.2 (Cash confirmation) and 9.1 (Acceptance period) of Part VII of the Belgian Offer Prospectus for more details. It is currently intended that the Belgian Offer will be made on the day following the date on which the Capital Increase occurs (i.e. on or around 7 October 2016) or as soon as reasonably practicable thereafter.

Under the Belgian Offer, AB InBev will offer to purchase the Initial Newbelco Shares held by UK Scheme Shareholders immediately after the Capital Increase for cash consideration of £0.45 per Initial Newbelco Share.

Acceptances by the UK Scheme Shareholders in respect of the Belgian Offer will be made by the UK Agent acting on behalf of the UK Scheme Shareholders on the basis of the Elections (or deemed Elections) made by such UK Scheme Shareholders and the number of Initial Newbelco Shares to be tendered by each UK Scheme Shareholder will depend on their Election (or deemed Elections) as follows:

[2]	As at 30 June 2016 and excluding any shares held in treasury.

•	in respect of UK Scheme Shareholders who have validly elected (or are deemed to have elected) for the Cash Consideration, AB InBev will purchase all of the Initial Newbelco Shares held by such UK Scheme Shareholders (or, in the case of Nominee Shareholders, all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of UK Scheme Shares in respect of which the Nominee Shareholders have validly elected (or are deemed to have elected) for the Cash Consideration); and

•	in respect of UK Scheme Shareholders who have validly elected (or are deemed to have elected) for the Partial Share Alternative, in order to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described above), AB InBev will purchase the number of Initial Newbelco Shares equal to:

(A)	the total number of Initial Newbelco Shares issued to each such UK Scheme Shareholder in consideration for the transfer of UK Scheme Shares in respect of which it validly elected (or is deemed to have elected) for the Partial Share Alternative (being: (i) in the case of UK Scheme Shareholders other than Nominee Shareholders, all of the Initial Newbelco Shares held by such UK Scheme Shareholders; or (ii) in the case of Nominee Shareholders, all of the Initial Newbelco Shares held by such Nominee Shareholders on behalf of the relevant Underlying Shareholders), minus

(B)	the number of Initial Newbelco Shares (rounded up to the nearest whole number of Initial Newbelco Shares) that will be retained by such UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares. As it is only possible for whole numbers of Initial Newbelco Shares to be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by:

(i)	first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (being (a) the number of UK Scheme Shares in respect of which such UK Scheme Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, multiplied by (b) 0.483969, taking into account any pro rata scaling back and minor adjustments as described above) by the Consolidation Factor of 185.233168056448; and

(ii)	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number.

The Belgian Offer is expected to be open for one day only, which is currently expected to be the day following that on which the Capital Increase occurs, or as soon as reasonably practicable thereafter.

UK Scheme Shareholders will, however, have had the opportunity to make an Election for the Cash Consideration or the Partial Share Alternative (and withdraw or revise that Election) and instruct the UK Agent during the UK Scheme process accordingly (from the time the UK Scheme Document is despatched or made available to them).

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, UK Scheme Shareholders registered on the South African Register will, as required, receive any cash proceeds due to them under the terms of the Transaction in South African rand.

Upon the passing of the notarial deed acknowledging the closing of the Belgian Offer, pursuant to the Reclassification and Consolidation, the Initial Newbelco Shares will be reclassified and consolidated as follows:

•	all Initial Newbelco Shares retained by the former UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will be reclassified and consolidated into Restricted Newbelco Shares on the basis of a ratio of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares retained (and the number of Restricted Newbelco Shares resulting from such reclassification and consolidation will be rounded down to the nearest whole number);

•	as a result, the UK Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will hold between 316,999,695 and 326,000,000 Restricted Newbelco Shares, depending on the number of UK Scheme Shareholders who elect for the Partial Share Alternative;

•	all Initial Newbelco Shares acquired by AB InBev pursuant to the Belgian Offer will be consolidated into New Ordinary Shares on the same ratio, on the basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held by AB InBev (and the number of New Ordinary Shares resulting from such consolidation will be rounded down to the nearest whole number); and

•	as a result, AB InBev will hold between 568,689,906 and 577,690,210 New Ordinary Shares (depending on the number of UK Scheme Shareholders who elect for the Partial Share Alternative).[3]

Following the closing of the Belgian Offer, and completion of the Reclassification and Consolidation, and pending Completion, the shareholders of Newbelco will be (i) AB InBev, and (ii) the holders of the Restricted Newbelco Shares (being the UK Scheme Shareholders who validly elected or are deemed to have elected for the Partial Share Alternative).

2.2.3    Step 3: the Belgian Merger

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which AB InBev Shareholders and holders of AB InBev ADSs will become Newbelco Shareholders and holders of Newbelco ADSs, respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group.

The Belgian Merger will be submitted to a vote of the AB InBev Shareholders at the AB InBev General Meeting and to a vote of the Newbelco Shareholders (i.e. at the time the approval will be sought, the holders of the Incorporation Shares) at the Newbelco General Meeting, both of which are scheduled to take place on 28 September 2016. If approved, it is currently expected that the Belgian Merger will become effective on or around 10 October 2016. AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS Participations and BRC, who collectively held approximately 51.68% of the voting rights attached to AB InBev’s shares outstanding as at 30 June 2016, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting.

As a consequence of the Belgian Merger, Newbelco will acquire all New Ordinary Shares held by AB InBev after the Belgian Offer and the Reclassification and Consolidation. Upon Completion, all such New Ordinary Shares will be cancelled, except for 85,000,000 of such New Ordinary Shares, which will be retained by Newbelco and held as treasury shares after Completion.

Pursuant to the Belgian Merger:

•	AB InBev Shareholders will receive one New Ordinary Share for each AB InBev Share they hold at the record date for the Belgian Merger; and

•	upon the exchange of AB InBev Shares for New Ordinary Shares, the AB InBev ADSs, each currently representing one AB InBev Share, will instead each represent one New Ordinary Share, thereby becoming Newbelco ADSs.

Upon Completion, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon Completion, AB InBev will be dissolved by operation of Belgian law.

2.2.4    Resulting capital structure and listings

Pursuant to the Proposed Structure:

•	Newbelco will become the holder of the entire issued and to be issued share capital of SABMiller after the UK Scheme has become effective, as well as of all of the assets and liabilities of AB InBev upon Completion and will therefore become the new holding company for the Combined Group; and

•	the shareholders of Newbelco upon Completion will be (i) the AB InBev Shareholders, and (ii) those UK Scheme Shareholders who will hold Restricted Newbelco Shares after the Reclassification and Consolidation[4].

[3]	The number of shares mentioned in this paragraph assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. See footnote 1 for the calculation of the number of 1,657,262,457 UK Scheme Shares.
[4]	Except for Newbelco and former AB InBev subsidiaries that will hold Newbelco Shares in treasury.

Subject to Completion, Newbelco currently expects that the New Ordinary Shares will be admitted to listing (as primary listing) on Euronext Brussels, with the listing intended to occur on or about the first Business Day following Completion. It is also intended that the New Ordinary Shares will, at the same time, be listed (as secondary listings) on the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores and that the Newbelco ADSs (each representing one New Ordinary Share) will be listed on the NYSE.

The Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. Restricted Newbelco Shares may also be subject to conversion earlier in certain specific limited circumstances detailed in the Newbelco Articles. From Completion, such Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights.

Depending on the number of UK Scheme Shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative, and assuming no additional AB InBev Shares are issued after the date of this Prospectus, former AB InBev Shareholders and/or former holders of AB InBev ADSs are expected to own approximately between 83.14% and 83.53% of Newbelco’s share capital immediately following the Belgian Merger and UK Scheme Shareholders are expected to own approximately between 16.47% and 16.86% of Newbelco’s share capital immediately following the Belgian Merger. Accordingly, the dilution that will arise for holders of AB InBev Shares upon completion of the Belgian Merger is expected to be approximately between 16.47% and 16.86%5. See section 5.1 (Major shareholders of Newbelco following Completion) of Part VI of this Prospectus for further information in respect of the expected ownership of former AB InBev Shareholders and UK Scheme Shareholders following the Belgian Merger.

2.2.5    Value Reduction

Under the terms of the Transaction, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after 11 November 2015 and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of any such excess, in the case of a Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any Value Reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of such Value Reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. London time on the same date).

In the event of any Value Reduction, the price of the Belgian Offer shall be automatically reduced accordingly.

The Final Dividend was approved by SABMiller’s annual general meeting on 21 July 2016 and was paid on 12 August 2016. Both the Final Dividend and the interim dividend of USD 0.2825 declared by the SABMiller Board for the six-month period ended 30 September 2015 and paid on 4 December 2015 are Permitted Dividends within the terms set out above and their payment does not impact the Cash Consideration or the Partial Share Alternative.

3.    CONDITIONS PRECEDENT

The Transaction is subject to a certain number of pre-conditions and conditions. In addition, each of the three steps of the Transaction is conditional on completion of the preceding step. As noted above, AB InBev confirmed on 29 July 2016 that all pre-conditions to the Transaction had been satisfied. The paragraphs below describe the outstanding conditions of the Transaction.

3.1    The UK Scheme

SABMiller proposed to the UK Court that Altria and BEVCO (and their nominees, if any) should constitute a separate class for the purposes of the UK Scheme Court Meeting and, on 23 August 2016, the UK Court agreed to the convening of the UK Scheme Court Meeting on this basis.

To become effective, the UK Scheme therefore requires approval at the UK Scheme Court Meeting from a majority in number of those holders of UK Scheme Shares (other than Altria and BEVCO (and their nominees, if any), who will separately undertake to be bound by the UK Scheme) as at the Voting Record Time who are present and voting at the meeting, either in person or by proxy, and who represent not less than 75% in value of the UK Scheme Shares voted by them.

[5]

The percentage calculations in this paragraph exclude treasury shares and are based on the number of AB InBev Shares outstanding as at 30 June 2016, excluding the treasury shares held by AB InBev and its subsidiaries Brandbrew S.A., Brandbev S.à r.l. and Mexbrew S.à r.l.

It is currently intended that the UK Scheme Court Meeting will be held on or around 28 September 2016. Implementation of the Transaction will also require the passing of the SABMiller Resolution at the SABMiller General Meeting, which is expected to be held immediately after the UK Scheme Court Meeting. The SABMiller Shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.

Implementation of the UK Scheme will furthermore require the Newbelco Shareholders (i.e. at the time the approval will be sought, the holders of the Incorporation Shares) to have approved the Capital Increase. It is currently intended that the Newbelco General Meeting to approve such matters will be held on or around 28 September 2016.

Following the UK Scheme Court Meeting and the SABMiller General Meeting, the UK Scheme will need to be sanctioned by the UK Court. The UK Scheme Court Sanction Hearing is currently intended to be held on or around 4 October 2016.

The UK Scheme will only become effective once a copy of the UK Scheme Court Order is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all UK Scheme Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting.

Following the UK Scheme becoming effective, it is currently expected that the Capital Increase will complete on or around 6 October 2016 (assuming that the legal transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco will be completed within one Business Day of the UK Scheme becoming effective).

In addition to the shareholder approval requirements and sanction by the UK Court, as described above, the UK Scheme is subject to a number of other outstanding conditions and further terms. Such conditions include (i) obtaining certain regulatory clearances, and (ii) the passing of the AB InBev Resolutions and the Newbelco Resolutions. In addition, all conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural conditions) must be satisfied in order for the UK Scheme to become effective.

3.2    The Belgian Offer

The Belgian Offer is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

•	the UK Scheme becoming effective no later than 11 May 2017 or such later date agreed upon between SABMiller and AB InBev (with the approval of the UK Panel and as the UK Court may approve, if such approval(s) is or are required);

•	the UK Scheme Shares being registered in the name of Newbelco; and

•	the Initial Newbelco Shares being issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

3.3    The Belgian Merger

The Belgian Merger is conditional on:

•	the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting;

•	the Newbelco Resolutions being passed by the requisite majority of holders of Incorporation Shares at the Newbelco General Meeting;

•	the Belgian Offer completing in accordance with its terms;

•	the Initial Newbelco Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the Final Notarial Deed (or such later date as AB InBev may determine); and

•	the passing of the Final Notarial Deed.

PART VI: INFORMATION ABOUT NEWBELCO AND ITS BUSINESS UPON COMPLETION

This Part VI contains information about Newbelco and the Combined Group following Completion, including without limitation information about the business expected to be carried out by the Combined Group following Completion, Newbelco’s board and management structure following Completion and Newbelco’s expected major shareholders following Completion.

Because Newbelco was incorporated in March 2016 for the purposes of effecting the Transaction and becoming the holding company of the Combined Group following Completion, no information can be provided in respect of Newbelco for historical periods. In such case, information has been provided separately for AB InBev and SABMiller, for instance in sections 5.2 (Related party transactions), 6 (Employees), 7 (Property, plant and equipment), 8 (Intellectual property, research and development, investments), 9 (Information on trends), 10 (Legal and arbitration proceedings) and 11 (Material contracts).

1.    GENERAL INFORMATION

1.1    History and development

Newbelco was incorporated on 3 March 2016 for the purposes of effecting the Transaction. Upon Completion, Newbelco will be the holding company of the Combined Group.

Please refer to section 3 (Overview of Newbelco) of Part IV of this Prospectus for further information in relation to Newbelco’s incorporation, place of registration, registration number, domicile and legal form and address at the date of this Prospectus. Upon Completion, it is expected that Newbelco’s registered office will be situated at Grand’Place/Grote Markt 1, 1000 Brussels (Belgium) and that its principal place of business will be located at Brouwerijplein 1, 3000 Leuven (Belgium).

1.2    Group structure

1.2.1    Organisation chart

The following diagram illustrates in simplified terms the expected structure of Newbelco and the Combined Group following Completion.

1.2.2    Information on subsidiaries

The following table presents Newbelco’s expected significant subsidiaries upon Completion, together with the level of participation (in percentage) expected to be held, directly or indirectly, by Newbelco in these subsidiaries as well as the jurisdiction of incorporation of these subsidiaries.

Name of subsidiary	Jurisdiction of incorporation or residence	Proportion of ownership interest expected to be held by Newbelco	Proportion of voting rights expected to be held by Newbelco
Former AB InBev subsidiary companies
Cerveceria y Malteria Quilmes Saica y G	Argentina	61.83%	61.83%
Brasserie de l’Abbaye de Leffe S.A.	Belgium	98.54%	98.54%
Brouwerij van Hoegaarden N.V.	Belgium	100.00%	100.00%
Cobrew N.V.	Belgium	100.00%	100.00%
InBev Belgium N.V.	Belgium	100.00%	100.00%
Cerveceria Boliviana Nacional S.A.	Bolivia	53.63%	53.63%
Ambev S.A.	Brazil	61.98%	61.98%
Labatt Brewing Company Limited	Canada	61.98%	61.98%
Cerveceria Chile S.A.	Chile	61.98%	61.98%
Anheuser-Busch InBev (Wuhan) Brewing Company Limited	China	97.06%	97.06%
Anheuser-Busch InBev (Harbin) Sales Company Ltd.	China	100.00%	100.00%
Anheuser-Busch InBev (Zhoushan) Brewery Co. Ltd.	China	100.00%	100.00%
InBev Baisha (Hunan) Brewery Co. Ltd.	China	100.00%	100.00%
InBev Double Deer Brewing Group Co. Ltd.	China	55.00%	55.00%
InBev Jinlongquan (Hubei) Brewery Co. Ltd.	China	60.00%	60.00%
InBev Jinlongquan (Xiaogan) Brewery Co. Ltd.	China	60.00%	60.00%
InBev Kk (Ningbo) Brewery Co Ltd.	China	100.00%	100.00%
Anheuser-Busch InBev Sedrin Brewery Co. Ltd.	China	100.00%	100.00%
Anheuser-Busch InBev (Taizhou) Brewery Co. Ltd.	China	100.00%	100.00%
Anheuser-Busch InBev (Ningbo) Brewery Co. Ltd.	China	100.00%	100.00%
Anheuser-Busch InBev (Nanjing) Brewery Co. Ltd.	China	100.00%	100.00%
Siping Ginsber Draft Beer Co Ltd	China	100.00%	100.00%
Anheuser-Busch InBev Big Boss (Jiangsu) Brewery Co. Ltd.	China	100.00%	100.00%
Anheuser-Busch InBev Big Boss (Yancheng) Brewery Co. Ltd.	China	100.00%	100.00%
Anheuser-Busch InBev Big Boss (Suzhou) Brewery Co. Ltd.	China	100.00%	100.00%
Bogota Beer Company Bbc S.A.S.	Colombia	61.98%	61.98%
Pivovar Samson a.s.	Czech Republic	100.00%	100.00%
Cerveceria Nacional Dominicana S.A.	Dominican Republic	34.09%	34.09%
Compañia Cervecera Ambev Ecuador S.A.	Ecuador	61.98%	61.98%
AB InBev France S.A.S.	France	100.00%	100.00%
Brauerei Beck GmbH & CO. KG	Germany	100.00%	100.00%
Brauerei Diebels GmbH & CO.KG	Germany	100.00%	100.00%
Brauergilde Hannover AG	Germany	100.00%	100.00%
Haake-Beck Brauerei GmbH & Co. KG	Germany	99.96%	99.96%
Hasseröder Brauerei GmbH	Germany	100.00%	100.00%
Anheuser-Busch InBev Germany Holding GmbH	Germany	100.00%	100.00%
Spaten—Franziskaner—Bräu GmbH	Germany	100.00%	100.00%
Brasserie De Luxembourg Mousel – Diekirch	Grand Duchy of Luxembourg	95.82%	95.82%
Crown Beers India Limited	India	100.00%	100.00%
Oriental Brewery Co., Ltd	South Korea	100.00%	100.00%
Grupo Modelo, S. de R.L. de C.V.	Mexico	100.00%	100.00%
Cerveceria Paraguaya S.A.	Paraguay	54.15%	54.15%
Compania Cervecera Ambev Peru S.A.C.	Peru	61.98%	61.98%
OJSC Sun InBev	Russia	99.95%	99.89%
InBev Nederland N.V.	Netherlands	100.00%	100.00%
Interbrew International B.V.	Netherlands	100.00%	100.00%
Sun InBev Ukraine PJSC	Ukraine	98.29%	98.29%
Anheuser-Busch Companies, LLC	United States	100.00%	100.00%
Anheuser-Busch International, Inc.	United States	100.00%	100.00%
Anheuser-Busch Packaging Group, Inc.	United States	100.00%	100.00%
Bass Beers Worldwide Limited	United Kingdom	100.00%	100.00%
AB InBev Uk Ltd	United Kingdom	100.00%	100.00%
Cerveceria Y Malteria Paysandu S.A.	Uruguay	61.94%	61.94%
Anheuser-Busch InBev Vietnam Brewery Company Limited	Vietnam	100.00%	100.00%
Former SABMiller subsidiary companies
Foster’s Group Pty Ltd	Australia	100%	100%

Name of subsidiary	Jurisdiction of incorporation or residence	Proportion of ownership interest expected to be held by Newbelco	Proportion of voting rights expected to be held by Newbelco
CUB Pty Ltd	Australia	100%	100%
FBG Finance Pty Ltd	Australia	100%	100%
FBG Treasury (Aust) Pty Ltd	Australia	100%	100%
Kgalagadi Breweries (Pty) Ltd	Botswana	31%	35%
Bavaria SA	Colombia	99%	99%
Cervecería Nacional (CN) SA	Ecuador	96%	96%
Industrias La Constancia, SA de CV	El Salvador	100%	100%
Accra Brewery Ltd	Ghana	60%	60%
Cervecería Hondureña, SA de CV	Honduras	99%	99%
SABMiller Breweries Private Ltd	India	100%	100%
Cervejas de Moçambique SA	Mozambique	49%	49%
SABMiller Africa BV	Netherlands	62%	62%
SABMiller Botswana BV	Netherlands	62%	62%
Intafact Beverages Ltd	Nigeria	38%	38%
International Breweries plc	Nigeria	36%	36%
Cervecería Nacional SA	Panama	97%	97%
Unión de Cervecerías Peruanas Backus y Johnston SAA	Peru	94%	99%
SABSA Holdings Ltd	South Africa	100%	100%
The South African Breweries (Pty) Ltd	South Africa	100%	92%
Coca-Cola Beverages Africa (Pty) Ltd	South Africa	54%	51%
SABMiller Procurement GmbH	Switzerland	100%	100%
Tanzania Breweries Ltd	Tanzania	36%	36%
Nile Breweries Ltd	Uganda	62%	62%
SABMiller Holdings Ltd	United Kingdom	100%	100%
SABMiller International Brands Ltd	United Kingdom	100%	100%
SABMiller Holdings Inc	USA	100%	100%
Zambian Breweries plc	Zambia	54%	54%

The entities listed in the table above have been sourced from (i) note 33 AB InBev’s audited consolidated financial statements as at and for the year ended 31 December 2015, incorporated by reference in this Prospectus, and (ii) except for Coca-Cola Beverages Africa (Pty) Ltd which was formed pursuant to a transaction which completed on 2 July 2016, note 33 to SABMiller’s audited consolidated financial statements as at and for the year ended 31 March 2016, both incorporated by reference in this Prospectus, provided however that the entities which have been, or are expected to be, disposed of in the context of the Transaction have not been reproduced in the table.

2.     BUSINESS OVERVIEW OF THE COMBINED GROUP

This section contains a general overview of the business expected to be carried out by the Combined Group following Completion. The statements set forth in this section 2 are forward-looking statements. Please refer to page 14 of this Prospectus for a cautionary note regarding forward-looking statements.

2.1     General description

The combination of the AB InBev Group and the SABMiller Group will create a truly global brewer and one of the world’s leading consumer products companies. As a consumer-centric, sales-driven group, the Combined Group will produce, market, distribute and sell a strong and balanced portfolio of well over 400 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden, Castle Lager (except in the United States), Castle Lite (except in the United States), and Redd’s (except in the United States); and brands primarily distributed to local markets such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Franziskaner in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China, Cass in South Korea, Carling Black Label and Hansa Pilsener in South Africa, Aguila and Poker in Colombia, Hero in Nigeria, Cristal and Pilsen Callao in Peru, Victoria Bitter and Carlton Draught in Australia and Safari and Kilimanjaro in Tanzania. The Combined Group will also produce and distribute soft drinks, particularly in Central and South America and Africa, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and Mexico, and MixxTail in China, Argentina and other countries.

The Combined Group will inherit a long brewing tradition of more than 600 years, stretching back to the founding of the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, USA since 1852, and the history of the South African Breweries (SAB), with its origins in Johannesburg in 1895.

The Combined Group will maintain a global footprint with a balanced exposure to developed and developing markets and production facilities spread across the regions in which it operates. For an overview of the AB InBev Group’s and the SABMiller Group’s employees in these regions, see section 6 (Employees) of Part VI.

The Combined Group will have brewing operations within the developed markets in North America and in Europe. The Combined Group will also have exposure to key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America.

2.2     Strengths and strategy

2.2.1     Strengths

A compelling opportunity

Given the largely complementary geographical footprints and brand portfolios of the AB InBev Group and the SABMiller Group, the Combined Group will have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America.

AB InBev believes that the Transaction is in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve.

Combination to generate significant growth opportunities, benefiting stakeholders around the world

AB InBev believes that further significant growth opportunities will arise from marketing the Combined Group’s joint brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the new organisation.

Strong brand building experience and success in developing global brands, national icons and local brands have been critical success factors for both the AB InBev Group and the SABMiller Group. AB InBev believes that the Combined Group’s portfolio of complementary global and local brands will provide more choices for beer drinkers in new and existing markets. In addition, AB InBev believes that bringing together the capabilities of both companies will lead to further product and service innovations for its consumers around the globe.

Africa will play a unique role in the Combined Group

AB InBev believes that Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of global beer industry by volumes by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa being expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025.

AB InBev does not currently have any significant operations in Africa and believes that the continent will play a vital role in the future of the Combined Group, building upon the strong history and success of the SABMiller Group in the region dating back to the 19th century.

On 14 April 2016 AB InBev announced that it had entered into an agreement with the South African Government in terms of which AB InBev made commitments to contribute to South Africa (the “EDD Agreement”).

The commitments to South Africa made by AB InBev in the EDD Agreement relate to employment, agricultural development, enterprise development, local production and procurement, the maintenance of the Zenzele Scheme, the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in Johannesburg. Please see section 3.5.2.1 (Zenzele Broad-Based Black Economic Empowerment Scheme (Zenzele Scheme)) of Part VII of this Prospectus for further details on the Zenzele Scheme.

AB InBev will make available over a five-year period commencing on Completion, through direct investments and through a fund to be established by AB InBev, an aggregate amount of ZAR 1.0 billion for investment in the programmes in South Africa contemplated by the EDD Agreement.

As a sign of its commitment to South Africa, in January 2016, AB InBev completed a secondary (inward) listing of its ordinary shares on the Johannesburg Stock Exchange. It is intended that, upon or shortly after Completion, the New Ordinary Shares will be listed on the Johannesburg Stock Exchange, through a secondary listing, which will replace AB InBev’s existing secondary listing.

AB InBev has also announced a partnership with the City of Johannesburg. The goal of the partnership will be to reduce the harmful use of alcohol and promote enterprise development and it is intended that the partnership will be subject to Completion. As part of this partnership, AB InBev intends to commit to an investment of ZAR 50 million over five years.

AB InBev will establish an African board in South Africa, on which Jabu Mabuza, chairman of the board of Telkom SA, Sphere Holdings and Business Unity South Africa, has agreed to serve as chairman. In the coming months, Jabu Mabuza and Carlos Brito, who will also join the African board, will work together to finalise the governance and constitution of the African board.

Building a Better World Together

Both the AB InBev Group and the SABMiller Group strive to have a positive impact on the communities in which they work and live by providing opportunities all along the supply chain—from farmers to brew masters to truck drivers to customers—as well as by aspiring to the highest standards of corporate social responsibility. AB InBev believes the Transaction will allow the two companies to benefit from, and build upon, each other’s successes.

With the launch of the UN Sustainable Development Goals in September 2015, an expectation was set that business will play its part in addressing the world’s challenges. Both companies have strong programmes that partner with stakeholders to encourage the responsible enjoyment of their products, to reduce the impact on the environment with a focus on water, energy, and recycling, and to improve the communities where they live and work. The Combined Group will consolidate these programmes and set stretching targets for its direct operations, in particular to reduce water use and carbon emissions. AB InBev also recognises the importance of looking beyond direct operations to the value chain and broader society.

The AB InBev Group and the SABMiller Group operate in many communities that face major social and environmental challenges, and they know that long-term business growth and success depends on the prosperity and resilience of these communities. Both companies have set global priorities around sustainable development, but also take a local approach to understanding how these challenges affect local communities. They have developed strong partnerships to benefit communities and the environment, and grow business value by helping to tackle these challenges.

For example, in order to accelerate growth and social development through its value chains, the SABMiller Group has committed to support hundreds of thousands of small-scale farmers, retailers and entrepreneurs to prosper, in particular women-owned businesses. It works to identify value opportunities from reducing waste and carbon emissions, for example creating new employment in recycling businesses; and to ensure that locally sourced brewing crops are grown in a way that boosts farmer incomes and improves food and resource security. Through its Better Barley Better Beer programme in South Africa, the SABMiller Group is working with the World Wildlife Fund (WWF) to improve the economic, environmental and social sustainability of barley production, and through Go Farming, the SABMiller Group has pioneered brewing with crops such as sorghum and cassava across Africa, driving growth through new affordable brands while creating new incomes for smallholder farmers.

Similarly, the AB InBev Group is supporting local barley growers through its SmartBarley program, which provides a platform for exchanging malt barley best practices that helps growers improve their productivity, profitability and natural resource efficiency. It also invests in key partnerships in the areas of education, economic development, responsible drinking and environmental protection to support its local communities.

Both the AB InBev Group and the SABMiller Group have invested in understanding local water risks and establishing solutions based on collective action and partnerships, in order to secure water resources for all users, including local communities.

It is AB InBev’s intention that following Completion, the Combined Group will consolidate these programmes where applicable, identify best practices and leverage the capabilities of both the AB InBev Group and the SABMiller Group.

Building the best global talent pool

The Combined Group will have deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality.

AB InBev believes that the Combined Group can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

The AB InBev Group and the SABMiller Group are truly international organisations, with over 30 nationalities represented in the most senior management positions. The management teams have extensive market expertise offering management experience in complementary regions worldwide.

Generating attractive synergies and creating additional shareholder value

The Combined Group will generate attractive synergies and create additional shareholder value. The constituent elements of synergies, which are expected to originate from the cost bases of both the AB InBev Group and the SABMiller Group and are in addition to savings initiatives already underway at the SABMiller Group, will comprise:

•	procurement and engineering savings expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and re-engineering of associated processes across the Combined Group’s cost base;

•	brewery and distribution efficiency gains expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•	sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

•	administrative costs savings expected to be generated from the realignment of corporate headquarters and overlapping regional headquarters across the Combined Group.

AB InBev also believes that significant further value could be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both the AB InBev Group and the SABMiller Group.

2.2.2     Strategy

Global platform with strong market positions in key markets and geographic diversification

AB InBev believes the combination of the AB InBev Group and the SABMiller Group will create a geographically diversified global platform, balancing the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the southern and northern hemispheres, AB InBev expects the Combined Group to benefit from the natural hedge against local or regional market, economic and seasonal volatility.

The AB InBev Group is the world’s largest brewer, holding leading positions in the majority of the markets where it has chosen to operate. As at the date of this Prospectus, the AB InBev Group holds the number one position in terms of total market share of beer by volume, based on its estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. The AB InBev Group estimates that in China, the world’s largest beer market by volume, it holds the number three position in total market share of beer by volume and the number one position by volume in the fast-growing premium beer category as at the date of this Prospectus.

AB InBev believes the SABMiller Group is also well placed. AB InBev believes the SABMiller Group has the greatest exposure to developing markets of any international brewer, holding directly, or through its associates, the number one or two positions in terms of total market share of beer by volume in many countries across Africa and Latin America. In these developing markets AB InBev believes beer is seen as aspirational, with the primary growth drivers being affordability and availability of largely core brands. As these economies grow in future years, and disposable incomes rise, AB InBev expects the demand for beer will also grow, initially through local brands, but over time, through global and international premium brands.

The global distribution network of the Combined Group will, depending on the location, be operated either by the Combined Group or through strong partnerships with wholesalers and local distributors. AB InBev believes that the expanded reach of the Combined Group will provide a strong platform to grow its global and multi-country brands, while developing local brands tailored to regional tastes and trends.

Strong brand portfolio with global, multi-country and local brands

The Combined Group’s brands will be its foundation and the cornerstone of its relationships with consumers.

The Combined Group will manage a portfolio of well over 400 brands of beer and non-beer, consisting of premium or high-end brands, core brands and value, discount or sub-premium brands, differentiated by quality and price.

The combined portfolio will comprise three brand categories:

•	Global brands: Three global brands, Budweiser, Corona and Stella Artois, will capitalize on common consumer values and experiences across borders, and have the strength to be marketed worldwide;

•	Multi-country brands: These are brands with a strong consumer base in their home country, but which resonate with consumers in other selected markets. They include, for example, Beck’s, Castle Lager, Castle Lite, Hoegaarden and Leffe; and

•	Local brands: Offering locally popular tastes, local brands such as Aguila, Bud Light, Cristal, Victoria, Skol, Victoria Bitter, Cass and Harbin connect particularly well with consumers in their home markets.

The Combined Group will focus its attention on its core to premium brands, using a ‘Focus Brands’ strategy. Focus Brands are brands which AB InBev believes have the best long-term growth potential, and in which the Combined Group will invest the majority of its resources (money, people and attention). These brands include the three global brands, the multi-country brands and selected local brands.

As a result of this approach, the Combined Group will make clear brand choices and invest in those brands that build deep connections with consumers and meet their needs. From time to time, the Combined Group may also seek to dispose of certain brands which it determines no longer fit within the ‘Focus Brands’ strategy. The Combined Group will seek to replicate its successful brand initiatives, market programs and best practices across multiple geographic markets, where relevant and applicable.

The Combined Group will invest in its brands to create a long-term and sustainable competitive advantage, by aiming to meet the various needs and expectations of consumers and develop leading brand positions around the globe. This investment will aim to reinvigorate the Combined Group’s core brands so they remain relevant for today’s millennial consumers, and to broaden beer’s appeal so that it is the drink of choice for more people on an increasing number of occasions.

Please see section 2.3 (Principal activities and products) below for further details on the Combined Group’s brand portfolio, including information on the Combined Group’s near beer, no alcohol beer and lower alcohol beer (NABLAB), soft drinks and other alcoholic beverages categories.

Strong insights-driven brand development capabilities, and commercial excellence programs

As a consumer insights-driven company, the Combined Group will strive to understand the values, lifestyles and preferences of its consumers. AB InBev expects this will help to ensure its offerings remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. The Combined Group’s approach to innovation will be disciplined, and aimed at reinvigorating the beer category.

The Combined Group will continue to develop the close relationship which exists between its insight and innovation teams, in order to enhance its understanding of current and expected market trends, drive consumer research processes, and trigger innovation concepts. Successful examples of products recently developed as a result of the AB InBev Group’s insights work include Skol Beats Senses and Brahma 0.0 (Brazil), the Rita family of products and a re-closeable 16-ounce aluminium bottle (United States), MixxTail (Argentina and China), Cubanisto (United Kingdom and France) and Budweiser Supreme (China).

In order to ensure the consumer gets the right brand on the right occasion, it is important to have coherent execution throughout the commercial process. The Combined Group will therefore seek to continue to develop and enhance its integrated marketing and sales excellence programs, and aim to continuously improve the quality of its sales and marketing capabilities and processes, ensure they are fully understood by all relevant employees, and consistently followed.

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, the management of the AB InBev Group, including the management of its predecessor companies, has executed a number of combination transactions of varying size, with acquired businesses being successfully and smoothly integrated into the AB InBev Group’s operations, realising significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev. More recent examples include the combination with Anheuser-Busch in November 2008, the combination with Grupo Modelo in June 2013, and the reacquisition of Oriental Brewery, the leading brewer in South Korea, in April 2014.

The AB InBev Group’s strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into its global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

The management team of the SABMiller Group also has a solid track record of successful integrations, including the Miller Brewing Company in 2002, Bavaria in 2005 and Foster’s in 2011.

The Combined Group will utilise these skills and experiences with the goal of completing the integration of the two companies in a timely fashion, with minimal disruption to the business, and maximising the capture of cost synergies.

Combined Group strategy built on a clear and consistent business model

The business model for the Combined Group will be focused on organic revenue growth ahead of the industry, coupled with tight management of costs, which, if achieved, would lead to EBITDA margin expansion and long term, sustainable value creation for its shareholders and stakeholders. This business model will be supported by strict financial discipline regarding the generation and use of cash, and underpinned by the AB InBev Group’s powerful Dream, People, Culture platform.

AB InBev believes and intends the following:

Dream, People, Culture

The Dream is to be “the Best Beer Company Bringing People Together for a Better World”.

The “Best Beer Company” element relates primarily to the Combined Group’s aim of building and maintaining highly profitable operations, with leading brands wherever it chooses to operate.

With its strong brand portfolio, the Combined Group will be “Bringing People Together” in ways that few others can. By building common ground, strengthening human connections and helping its consumers share unique experiences, the Combined Group will be able to achieve something together that cannot be accomplished alone.

The term “Better World” articulates the belief that all stakeholders will benefit from good corporate citizenship, finding expression in the Combined Group’s work to promote responsible enjoyment of its products, protecting the environment and giving back to the communities in which the Combined Group will operate. The Combined Group will discourage consumers from excessive or underage drinking, and drinking and driving. It will achieve this through marketing campaigns and program initiatives, including the AB InBev Group’s Smart Drinking Goals, often in partnership with governments, other private sector companies and community organisations, as well as ensuring that its marketing is directed to legal age consumers, as outlined in the AB InBev Group’s Responsible Marketing and Communications Code.

AB InBev believes that People will be one of the greatest strengths of the Combined Group, and that its leaders should be judged by the quality of the teams they build. The Combined Group will seek to continue to recruit, develop and retain great people, give them the development opportunities and challenges to grow at the pace of their talent, and reward them accordingly. A strong target-related variable payment program will be an important element in the Combined Group’s compensation structure.

The Culture of the Combined Group will be based on an ownership mind set. AB InBev believes that owners take results personally. Owners are never completely satisfied with their results, and are always looking for continuous improvement. Owners recognise that consumers are at the centre of everything the Combined Group will do and that the Combined Group will need to offer them brand experiences that play a relevant and meaningful role in their lives, and always in a responsible way. Owners manage costs tightly in order to free up resources to support sustainable and profitable top line growth. Owners lead by example and never ask their people to do things they would not do themselves. Finally, owners believe in common sense and simplicity, rather than unnecessary sophistication and complexity, and never take shortcuts. AB InBev believes that an ownership mind set, coupled with informality, meritocracy, integrity, hard work, quality and responsibility, will be key to the long term success of the Combined Group.

Organic revenue growth

The Combined Group will aim to grow revenue organically ahead of the benchmark of industry volume growth plus inflation, on a country-by-country basis. To achieve this goal the Combined Group will build on the work by the AB InBev Group and the SABMiller Group in developing a deep understanding of both consumers’ needs and the occasions when they enjoy beer and other alcohol beverages. Some of the AB InBev Group’s insights from this work include the following:

•	consumers around the world are more similar than different;

•	the Combined Group’s brands must remain relevant to existing consumers, be capable of winning new consumers, and secure their long-term brand loyalty. The Combined Group should continue to invest to drive strong consumer preference for its brands and continued premiumisation of its brand portfolio;

•	opportunities exist to develop brands and offerings to gain share of alcohol on non-traditional beer occasions. The Combined Group should further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal;

•	the Combined Group should seek to build connections with its consumers at the point-of-sale, in partnership with distributors, off-trade retailers and on-trade points-of-sale, by further improving the quality of the consumer’s shopping experience and consumption occasions; and

•	the Combined Group must leverage social and digital media platforms to reach out to existing and potential consumers and build connections with its brands.

These insights will enable the Combined Group to better understand the key moments of consumption, and to focus its sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. AB InBev believes that, by understanding, embracing and enriching consumption moments and occasions, the Combined Group will have the opportunity to accelerate revenue growth and deliver increased shareholder value.

The insights the AB InBev Group has gained have led to the identification of four global commercial priorities for the Combined Group:

•	growing its global brands;

•	premiumising and invigorating beer;

•	elevating the core; and

•	developing the near beer segment.

Cost management and efficiency

The Combined Group will strive to continuously improve efficiency by unlocking the potential for variable and fixed-cost savings by seeking to:

•	maintain long-term cost increases below inflation, benefiting from the application of cost efficiency programs such as Zero-Based Budgeting and Voyager Plant Optimization, internal and external benchmarking, as well as from the Combined Group’s scale;

•	leverage the Global Procurement Center, to generate further cost efficiencies, and build on the Combined Group’s supplier relationships to bring new ideas and innovation to its business; and

•	continue to share best practices across all functions, as well as benchmark performance externally against other leading companies. AB InBev believes that cost management and efficiency will be part of an ongoing process, and fuelled by an ownership mind set.

Financial discipline and capital allocation

AB InBev intends that the Combined Group will exercise strict financial discipline in the generation and use of cash. This will include the goal of generating significant operating cash flow from growth in the Combined Group’s operating activities, tight working capital management and a disciplined approach to capital expenditure. AB InBev expects that the sharing of working capital best practices between the AB InBev Group and the SABMiller Group will generate additional cash flow benefits which have not been quantified at this stage.

AB InBev believes that the Combined Group should target an optimised capital structure reflected in a long-term goal of achieving a Net Debt/EBITDA ratio of approximately 2 times. AB InBev intends for the priorities for capital allocation to be as follows:

•	investing in the organic growth of the Combined Group’s business;

•	deleveraging to around the 2 times level; and

•	investing in non-organic external growth. Non-organic external growth is a core competency and the Combined Group will continue to consider suitable opportunities as and when they arise, subject to its strict financial discipline.

AB InBev intends that the Combined Group’s goal will be for dividends to grow in line with the non-cyclical nature of its business. Dividend yield, earnings pay-out and free cash flow pay-out, in comparison to other consumer products companies, will be an input to the decision on dividend payments. In light of the increased debt that would result from Completion, the deleveraging will, however, remain a priority and may restrict the amount of dividends the Combined Group is able to pay.

2.3 Principal activities and products

The Combined Group will produce, market, distribute and sell a strong portfolio of well over 400 beer and malt beverage brands. It will have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across the regions in which it operates.

The production and distribution facilities and other assets of the Combined Group are predominantly located in the same geographical areas as its consumers. The Combined Group will set up local production when it believes that there is substantial potential for local sales that cannot be addressed in a cost-efficient manner through exports or third-party distribution into the relevant country.

The table below sets out the main brands the Combined Group expects to sell in the markets listed below at the date of Completion. The Combined Group expects that significant growth opportunities will arise from marketing the AB InBev Group’s and the SABMiller Group’s combined brand portfolio through a largely complementary distribution network, and applying the best practices of both groups across the new organisation.

Country by region	Brands
Africa
Botswana

Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Flying Fish, Hansa Pilsener, Redd’s, St. Louis family

Non-Beer: Appletiser, Bonaqua, Chibuku, Coca-Cola family, Fanta, Minute Maid, Powerade, Schweppes, Sprite, Tab

Ethiopia	Non-Beer: Ambo water
Ghana	Beer: Castle Milk Stout, Club Premium Lager, Club Shandy, Eagle, Stone Lager Non-Beer: Chibuku, Beta Malt,Voltic water
Kenya	Beer: Castle Lager, Castle Lite, Castle Milk Stout, Crown Lager, Nile Special, Redd’s Non-Beer: Keringet water, Konyagi
Lesotho

Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s

Non-Beer: Bonaqua, Coca-Cola family, Fanta, Minute Maid, Powerade, Sprite

Malawi	Beer: Castle Lager, Carling Black Label Non-Beer: Chibuku, Chibuku Super, Maheu
Mayotte/Comores	Non-Beer: Coca-Cola family, Fanta, Minute Maid, O’Jiva, Orangina, Sprite,
Mozambique	Beer: 2M, Carling Black Label, Castle Lite, Flying Fish, Hansa Pilsener, Impala, Laurentina family, Manica, Redd’s Non-beer: Chibuku, Chibuku Super, Dom Barril, Maheu, Paradise, Tentacao
Namibia	Beer: Carling Black Label, Castle Lager, Castle Lite, Flying Fish
Nigeria	Beer: Castle Lager, Castle Milk Stout, Eagle, Grand Lager, Hero, Redd’s, Trophy Non-Beer: 1960 Rootz, Beta Malt, Chibuku, Grand Malt, Maheu, Royal Eagle spirits,Voltic water,
South Africa

Beer: Brutal Fruit, Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Marzen Gold, Hansa Pilsener, No 3 Fransen Street, Redd’s family, Sarita

Non-Beer: Appletiser, Bonaqua, Coca-Cola family, Fanta, Fuze, Glaceau, Grapetiser, Just Juice, Peartiser, Play, Powerade, Rani, Schweppes, Sprite, Sparletta, Stoney, Tab, Twist, Valpre

South Sudan	Beer: Castle Lite, Club Pilsener, Nile Non-beer: Club minerals, Konyagi
Swaziland	Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout,

Country by region	Brands
Flying Fish, Hansa Pilsener, Sibebe
Non-beer: Appletiser, Bonaqua, Chibuku, Coca-Cola family, Fanta, Grapetiser, Imphilo, Imvelo, Minute Maid, Powerade, Schweppes, Sprite, Sparletta, Tab, Twist
Tanzania	Beer: Balimi, Bingwa, Castle Lager, Castle Lite, Castle Milk Stout, Eagle, Kilimanjaro, Ndovu Special Malt, Redd’s, Safari Non-beer: Chibuku, Chibuku Super, Grand Malt, Konyagi, Nzagamba
Uganda	Beer: Chairman’s ESB, Castle Lite, Castle Milk Stout, Club Pilsener, Eagle family, Flying Fish, Nile family, Redd’s Non-beer: Chibuku, Rwenzori water
Zambia

Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite Eagle, Flying Fish, Mosi, Redd’s, Rhino

Non-beer: Chibiku, Chibuku Super, Coca-Cola family, Fanta, Minute Maid, Schweppes, Sprite, Super Maheu, Twist

Asia
China	Beer: Beck’s, Big Boss, Budweiser, Corona, Ginsber, Harbin, Hoegaarden, Leffe, MixxTail, Sedrin, Stella Artois
India	Beer: Black Partridge, Budweiser, Foster’s, Haywards 2000, Haywards 5000, Knock Out, Royal Challenge
South Korea	Beer: Budweiser, Cass, Corona, Hoegaarden, OB, Stella Artois, Victoria Bitter
Vietnam	Beer: Budweiser, Zima, Zorok
Australia
Australia

Beer: Abbotsford Invalid Stout, Aguila, Alpha Pale Ale, Beck’s, Beez Neez, Budweiser, Carlton family, Carlton Dry family, Cascade family, Corona, Crown Lager, Dogbolter, Yak family, Foster’s family, Great Northern Brewing Co family, Helga, Hoegaarden, Leffe, Matilda Bay family, Melbourne Bitter, Minimum Chips, NT Draught, Pacific Radler, Powers Gold, Pure Blonde family, Redback, Redd’s, Reschs, Sheaf Stout, Stella Artois, Victoria Bitter

Non-beer: Black Douglas spirits, Bulmers family, Cougar spirits, Dirty Granny, Kopparberg family, Mercury family, Strongbow family

Central America
Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona, Hoegaarden, Leffe, Presidente, Stella Artois, The One Non-beer: 7UP, Pepsi, Red Rock
El Salvador

Beer: Barena, Camagua, Cantina, Golden Light, Pilsener family, Regia Extra, Suprema

Non-beer: ActiMalta, Coca-Cola family, Cristal water, Fanta, Fresca, Jugos del Valle juices, Nestea, Oasis, Powerade, Sprite, Tropical

Guatemala	Beer: Beck’s, Brahva, Bud Light, Budweiser, Corona, Hoegaarden, Leffe, Modelo Especial, Stella Artois
Honduras	Beer: Barena, Corona, Imperial, Port Royal, SalvaVida Non-beer: ActiMalta, Canada Dry, Coca-Cola family, Fanta, Fresca, Fuze tea, Jugos del Valle juices, Powerade, Sprite, Tropical family, Vital
Panama	Beer: 507, Atlas, Balboa family Non-beer: 7UP, Agua Brisa, Canada Dry, Malta Alfa, Malta Vigor, Mirinda, Orange Crush, Pepsi family, Pony Malta, Schweppes family, Squirt
Europe
Belgium	Beer: Beck’s, Belle-Vue, Budweiser, Hoegaarden, Jupiler, Leffe, Stella Artois, Vieux Temps
France	Beer: Beck’s, Belle-Vue, Boomerang, Budweiser, Corona, Hoegaarden, Leffe, Loburg, Stella Artois
Germany	Beer: Beck’s, Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten
Italy	Beer: Beck’s, Budweiser, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Spaten, Stella Artois
Luxembourg	Beer: Beck’s, Diekirch, Hoegaarden, Jupiler, Leffe, Mousel, Stella Artois
Netherlands	Beer: Beck’s, Corona, Dommelsch, Hertog Jan, Hoegaarden, Jupiler, Leffe, Stella Artois
Russia	Beer: Bagbier, Brahma, Bud, Corona, Franziskaner, Hoegaarden, Klinskoye, Leffe, Löwenbräu, Sibirskaya Korona, Spaten, Stella Artois,

Country by region	Brands
T, Tolstiak
Spain	Beer: Beck’s, Corona, Dorada family, Estrella Canaria, Franziskaner, Kelson, Leffe, Saturday, Stella Artois, Tropical family Non-beer: Appletiser
Ukraine	Beer: Beck’s, Bud, Chernigivske, Corona, Hoegaarden, Leffe, Rogan, Stella Artois, Yantar
United Kingdom	Beer: Bass, Beck’s, Boddingtons, Brahma, Budweiser, Camden Town, Corona, Cubanisto, Hoegaarden, Leffe, Mackeson, Stella Artois
North America
Canada	Beer: Alexander Keith’s, Bass, Beck’s, Bud Light, Budweiser, Corona, Hoegaarden, Kokanee, Labatt Blue, Labatt Blue Light, Lakeport, Leffe, Lucky, Mike’s Hard Lemonade, Mill Street, Okanagan, Oland, Palm Bay, Stanley Park, Stella Artois
Mexico	Beer: Barrilito, Bud Light, Budweiser, Corona, Day of the Dead, Estrella, Ideal, Leon, Mexicali, Modelo Ambar, Modelo Especial, Modelo Light, Montejo, Negra Modelo, Pacifico, Stella Artois, Tijuana, Tropical, Victoria
United States	Beer: 10 Barrel, Bass, Beck’s, Best Damn, Blue Point, Breckenridge, Bud Light, Bud Light Lime, Budweiser, Busch, Busch Light, Elysian, Four Peaks, Golden Road, Goose Island, Hoegaarden, Leffe, Lime-A-Rita Family, Michelob Ultra, MixxTail, Natural Light, Oculto, Rolling Rock, Shock Top, Stella Artois
South America
Argentina

Beer: Andes, Beck’s, Brahma, Budweiser, Corona, Diosa Tropical, Franziskaner, Hoegaarden, Iguana, Isenbeck, Leffe, Löwenbräu, MixxTail, Negra Modelo, Norte, Patagonia, Pilsen, Quilmes, Stella Artois

Non-beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi, Tropicana

Bolivia	Beer: Corona, Huari, Mixxtail, Paceña, Stella Artois, Taquiña Non-beer: 7UP, Pepsi
Brazil	Beer: Antarctica, Bohemia, Brahma, Budweiser, Colorado, Corona, Hoegaarden, Leffe, Skol, Stella Artois Non-beer: Guaraná Antarctica, Pepsi
Chile	Beer: Baltica, Becker, Brahma, Budweiser, Corona, Stella Artois
Colombia

Beer: Bahia, Barena, Aguila family, Bogota Beer Company, Bud Light, Budweiser, Club Colombia family, Cola y Pola, Corona, Costeña family, Modelo Especial, Pilsen family, Poker family, Redd’s, Stella Artois

Non-beer: Pony Malta

Ecuador	Beer: Budweiser, Club, Conquer, Pilsener family Non-beer : Manantial water, Pony Malta
Paraguay	Beer: Baviera, Brahma, Budweiser, Corona, Mixxtail, Ouro Fino, Pilsen, Stella Artois
Peru

Beer: Arequipeña, Backus Ice, Barena, Brahma, Budweiser, Corona, Cristal, Cusqueña family, Fiesta Real, Löwenbräu, Pilsen Callao, Pilsen Polar, Pilsen Trujillo, San Juan

Non-beer: Agua Tonica Backus, Cristalina Backus, Guarana Backus, Maltin Power, San Mateo water, Viva Backus

Uruguay	Beer: Pilsen, Norteña, Patricia, Zillertal Non-beer: 7UP, H2OH!, Pepsi

2.3.1    Beer

The Combined Group will manage a portfolio of well over 400 brands of beer. The Combined Group’s brands will be its foundation and the cornerstone of its relationships with consumers. The Combined Group will invest in its brands to create a long-term and sustainable competitive advantage, by meeting the various needs and expectations of consumers and by developing leading brand positions around the globe.

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium or high-end brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

The Combined Group’s brands will be positioned across all of these categories. For example, a brand like Stella Artois generally targets the premium category across the globe, while a brand like Natural Light targets the sub-premium category in the United States. In the United States, Bud Light targets the premium light or mainstream category, which is equivalent to the core category in other markets. The Combined Group will have a particular focus on core to premium categories but will also be present in the value category if the market structure in a particular country necessitates this presence.

The Combined Group’s portfolio will include:

International Distribution

•	Beck’s, the world’s number one German beer, is renowned for uncompromising quality. It is brewed today, just as it was in 1873, with a rigorous brewing process and a recipe using only four natural ingredients. Beck’s adheres to the strictest quality standards of the German Reinheitsgebot (Purity Law). Beck’s is brewed in various countries, including the United States.

•	Budweiser is one of the highest selling beers in the United States. Globally, Budweiser volumes have grown every year since 2010, including growth of 6.9% in 2015. Budweiser sales outside the United States represented over 63.9% of global Budweiser volume in 2015, driven by strong growth in China and Brazil. Budweiser was a sponsor of the 2014 FIFA World Cup™ and has confirmed its sponsorship of the 2018 and 2022 FIFA World Cups™.

•	Castle Lager is popularly described as South Africa’s national beer, first brewed in Johannesburg in 1895, using local hops, creating a somewhat dry taste with bitterness and undertones of malt. Castle Lager is the official sponsor to several South African sporting associations, including the national football and cricket teams.

•	Castle Lite was first brewed in South Africa in 1994 with a mission to provide the coldest and most refreshing beer on the South African market. Today, it is an Africa-wide premium brand enjoyed in 11 countries and continues to innovate brewing techniques to keep its beer “extra cold”.

•	Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 120 countries. In 2015, it was ranked number six in the Brandz™ list of most valuable beer brands worldwide. The AB InBev Group granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo brands in 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

•	Hoegaarden, a high-end Belgian wheat (or “white”) beer. Based on its brewing tradition dating back to 1445, Hoegaarden is top fermented and then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in the Combined Group’s beer portfolio and is available in over 70 countries worldwide.

•	Redd’s was originally launched in South Africa as a bold, crisp apple ale in 1996. It led South African Breweries’ efforts to compete in the cider category in South Africa. As SABMiller expanded, Redd’s has since launched in surrounding southern African countries, the United States, Poland, Russia, Romania, Colombia, and Australia. Flavour and alcohol by volume (ABV) extensions have characterised launches beyond South Africa.

•	Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited. Stella Artois is distributed in over 90 countries worldwide and has strong global potential. Stella Artois is a premium lager with a heritage dating back as early as 1366. The top three markets for Stella Artois are the United Kingdom, the United States and Argentina. Building upon the strength of this brand in the United Kingdom, the AB InBev Group launched Stella Artois Cidre in 2011, Stella Artois Cidre Pear in 2012 and Stella Artois Cidre Raspberry in 2014. In the United States, Stella Artois Cidre was launched in 2013.

North America

•	Bud Light is the best-selling beer in the United States and the leader in the premium light category. It is the official sponsor of the NFL (National Football League) with a six-year sponsorship agreement, which has recently been extended by six years to 2022. In the United States, its share of the premium light category in 2015 was approximately 44.6%, more than the combined share of the next two largest core brands (based on IRI estimates).

•	Michelob Ultra was rolled out nationally in the United States in 2002 and is estimated to be the number nine brand in the United States according to Beer Marketer’s Insights. Michelob Ultra was the fastest growing beer brand in the United States in 2015, according to IRI.

Central America

•	Modelo Especial is a full-flavoured pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to be a “model” beer for all of Mexico and stands for pride and authenticity.

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. Victoria was produced for the first time in 1865, making Victoria Mexico’s oldest beer brand.

South America

•	Aguila is a classic Colombian beer and was first brewed in 1913.

•	Antarctica is the third-most consumed beer in Brazil according to Plato Logic Limited.

•	Brahma is the second-most consumed beer in Brazil according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2014 FIFA World Cup™ in Brazil.

•	Cristal is Peru’s leading beer. Brewed since 1922, it combines a light-bodied taste with strong Andean imagery.

•	Pilsen Callao, a native Peruvian beer, is a pale lager with a traditional taste and a balanced level of bitterness.

•	Poker is a pale lager which has been enjoyed by Colombians since 1929 for its traditional, bitter sweet taste.

•	Quilmes is the leading beer in Argentina, according to Nielsen, and a national icon with its striped light blue and white label linked to the colours of the Argentine national flag and football team.

•	Skol is the leading beer brand in the Brazilian market according to Plato Logic Limited. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends, especially with entertainment initiatives such as music festivals.

Europe

•	Chernigivske is the best-selling brand of beer in Ukraine and the sponsor of the Ukrainian national football team.

•	Jupiler is the market leader in Belgium and the official sponsor of the most important Belgian professional football league, the Jupiler League. It is also the sponsor of the Belgian national football team.

•	Klinskoye, which will be the Combined Group’s largest brand in Russia, originated near Moscow.

•	Sibirskaya Korona, first established as a local Siberian brand with proud Siberian values, has grown into a national premium brand sold throughout Russia.

Asia

•	Cass is the market leader in South Korea.

•	Harbin is a national brand with its roots in the northeast of China. Harbin was the 11th largest beer brand in the world in 2014 according to Plato Logic.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

Africa

•	Carling Black Label is a pale lager brewed in South Africa with a distinctive banana aroma.

•	Hero, a Nigerian beer brewed using local sorghum and malted barley, reached sales of 1 million hectolitres within two years of launch.

•	Hansa Pilsener is brewed in true pilsener style, using Saaz hops which are responsible for the brand’s unique hoppy aroma.

•	Kilimanjaro is a beer balanced by both malt and maize, reflecting its Tanzanian origins. Light in colour, it is a refreshing and light drinking beer.

•	Safari is a full-flavoured, full-bodied beer brewed in Tanzania with a rich golden colour and taste.

Australia

•	Carlton Draught is a traditional, full-strength lager and one of Australia’s most popular selling tap beers.

•	Victoria Bitter was first brewed in the 1850s by the founder of Victoria Brewery. Today, it is brewed with a unique combination of ingredients, including Australian pale malt, the brewery’s own special yeast and “Pride of Ringwood” hops grown in Victoria and Tasmania.

In certain markets, the Combined Group will also distribute products of other brewers under licences, such as Kirin in the United States. Within Europe, Compañía Cerveçera de Canarias (in the Canary Islands) brews Carlsberg under license. Additionally Compañía Cerveçera de Canarias has an agreement to distribute Guinness in the Canary Islands. Compañía Cerveçera de Canarias will be a member of the Combined Group.

CASA Isenbeck in Argentina, which will be a member of the Combined Group, produces and distributes the Warsteiner brand under a long-term license agreement.

The Combined Group will also have an agreement for the long-term licensing of the family-owned Kopparberg cider products in selected markets where Kopparberg does not have an existing interest.

2.3.2    Near beer

Some of AB InBev’s recent innovations have stretched beyond typical beer occasions, such as the Best Damn and Lime-A-Rita families in the United States, and MixxTail in China and Argentina. These innovations are designed to grow the near beer category and to improve the Combined Group’s share of the total alcohol market, by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting beverages with higher alcohol content.

2.3.3    No alcohol beer and lower alcohol beer (NABLAB)

The Combined Group will also empower consumers to make smart drinking choices by expanding its product portfolio with the goal of ensuring that its no- and lower- alcohol beer products represent at least 20% of its global beer volume by the end of 2025.

In the United States, Anheuser-Busch produces no alcohol malt beverage products, including O’Doul’s, O’Doul’s Amber and related products. In addition, in 2015, Brahma 0.0% became the number one no alcohol beer in Brazil, reaching 71.9% market share in the category according to AC Nielsen. SABMiller produces a number of no alcohol beers including Aguila Cero in Colombia.

2.3.4    Non beer

Soft drinks

While its core business will be beer, the Combined Group will also have an important presence in the soft drink market. SABMiller currently has soft drinks operations in Africa and Latin America, and Ambev has soft drinks operations in South America and the Caribbean. Soft drinks include both carbonated and non-carbonated soft drinks.

As at 31 March 2016, the SABMiller Group bottled and distributed Coca-Cola products in Honduras, El Salvador, South Africa, Botswana, Comores, Lesotho, Mayotte, Swaziland and Zambia.

On 2 July 2016, the SABMiller Group completed a transaction with The Coca-Cola Company and Gutsche Family Investments to combine the bottling operations of their non-alcoholic ready-to-drink beverages businesses in southern and east Africa, to form Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”). CCBA is Africa’s largest bottler, initially serving 10 countries. In addition, in a related transaction on 2 July 2016, the SABMiller Group’s Appletiser brands were sold to The Coca-Cola Company and a further nine non-alcoholic ready to drink brands in Africa were acquired by, or perpetually licensed to, The Coca-Cola Company.

All of the CCBA businesses conduct essentially all of their business under five-year renewable franchise agreements with The Coca-Cola Company. This relationship with The Coca-Cola Company is fundamental to CCBA’s business and has been enhanced by the recent transaction and The Coca-Cola Company’s resultant 12% economic interest in CCBA. Each of the current franchise agreements in place between CCBA subsidiaries and The Coca-Cola Company expires on 1 July 2021. Please see section 11.2.9 (Pan-African Coke bottling transaction implementation agreement) of Part VI of this Prospectus for further details on CCBA.

In Panama, the SABMiller Group also produces and bottles PepsiCo soft drinks under an exclusive bottling agreement and also bottles Schweppes soft drinks under license.

Ambev’s soft drinks business includes both its own brands, such as Guaraná Antarctica, as well as arrangements with PepsiCo related to bottling and distribution of PepsiCo brands such as Pepsi, 7UP and Gatorade. Ambev has long-term agreements with PepsiCo whereby Ambev has the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of carbonated and non-carbonated soft drinks in Brazil, Argentina, Bolivia and the Dominican Republic. For example, the Brazil agreements will expire on 31 December 2017 and are automatically extended for an additional ten-year term subject to the satisfaction of certain conditions. Ambev is also a Pepsi bottler in Uruguay.

The Combined Group will also have interests in certain water bottling and distribution businesses in Mexico, Argentina, Brazil, Ecuador, El Salvador, Honduras, Panama, Peru and throughout Africa.

The Combined Group will additionally produce non-alcoholic malt beverages throughout Africa, Central America and South America under brand names including Beta Malt, Grand Malt, ActiMalta, Malta Vigor, Maltin Power and Pony Malta.

Other alcoholic beverages

The Combined Group will also have operations throughout Africa that produce relatively short-life traditional beer, brewed using sorghum under various brand names including Chibuku, Chibuku Super, Imvelo and Nzagamba.

The Combined Group will further have interests in wines and spirits operations and distribution businesses in Australia, Kenya, Mozambique, Nigeria and Tanzania.

2.4    Main markets and Zone structure

The Combined Group will be a global brewer, with sales across the globe in the markets listed in section 2.3 (Principal activities and products) above.

The last two decades have been characterised by rapid growth in fast-growing developing markets, notably in regions in Africa, Asia, and Central and South America, where the AB InBev Group and the SABMiller Group have had significant sales.

Each market in which the Combined Group will operate will have its own dynamics and consumer preferences and trends. Given the breadth of its brand portfolio, AB InBev believes the Combined Group will be well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

To maximise growth opportunities and build on the strengths of both the SABMiller Group and the AB InBev Group in their respective markets, from Completion, the Combined Group will be organised into nine geographical “Zones”. This design has been carefully thought out to allow for focus on organic growth while positioning the Combined Group to be able to capture synergies from the Transaction.

The Zones and their corresponding countries will be:

•	North America (headquartered in St. Louis): United States and Canada;

•	Middle Americas (headquartered in Mexico City): Mexico, El Salvador and Honduras;

•	Latin America North (headquartered in São Paulo): Brazil, the Dominican Republic, Guatemala, Panama, St. Vincent, Cuba, Puerto Rico, Barbados, Dominica and the Caribbean;

•	Latin America South (headquartered in Buenos Aires): Argentina, Uruguay, Chile, Paraguay and Bolivia;

•	Latin America COPEC (headquartered in Bogotá): Colombia, Peru and Ecuador;

•	Europe (headquartered in Leuven): UK, Ireland, France, Italy, Spain, Germany, Belgium, Luxembourg, the Netherlands, Switzerland, Austria, Ukraine, Russia and Export Europe and Middle East (EEME);

•	Asia Pacific North (headquartered in Shanghai): China, South Korea and Japan;

•	Asia Pacific South (headquartered in Melbourne): Australia, New Zealand, India, Vietnam and other South and Southeast Asian countries; and

•	Africa (headquartered in Johannesburg): South Africa, Botswana, Swaziland, Mozambique, Malawi, Namibia, Zambia, Lesotho, Uganda, Ethiopia, African Islands, Tanzania, South Sudan, Kenya, Nigeria and Ghana.

2.5    Competition

AB InBev believes the Combined Group’s largest competitors will be Heineken, Carlsberg, China Resources Snow Breweries, Tsingtao (Group) and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2014 (published in December 2015).

2.6    Weather and seasonality

For information on how weather will affect consumption of the Combined Group’s products and the seasonality of its business, see Annex 3, Part A (Operating and Financial Review of AB InBev – A. Key Factors affecting Results of Operations – Weather and Seasonality) of this Prospectus.

2.7    Brewing process; raw materials and packaging; production facilities; logistics

2.7.1    Brewing process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control. The most important stages are brewing and fermentation, followed by maturation, filtering and packaging. Although malted barley (malt) is the primary ingredient, other grains such as unmalted barley, corn, rice or wheat are sometimes added to produce different beer flavours. The proportion and choice of other raw materials varies according to regional taste preferences and the type of beer.

2.7.2    Raw materials and packaging

The main raw materials to be used in the Combined Group’s beer and other alcoholic malt beverage production are malted barley, corn grits, corn syrup, rice, hops and water. For non-beer production (mainly carbonated soft drinks) the main ingredients will be flavoured concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into the Combined Group’s products, delivery of its products to consumers will require extensive use of packaging materials such as glass, PET and aluminium bottles, aluminium or steel cans and kegs, aluminium can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

Prices and sources of raw materials are determined by, among other factors:

•	the level of crop production;

•	weather conditions;

•	export demand; and

•	governmental taxes and regulations.

2.7.3    Production facilities

See section 7 (Property, plant and equipment) of this Part VI for further information on the production facilities of AB InBev and SABMiller.

2.7.4    Logistics

The Combined Group’s logistics organisation will be composed of (i) a first tier, which will comprise all inbound flows into the plants of raw materials and packaging materials and all the outbound flows from the plants into the second drop point in the chain (for example, distribution centres, warehouses, wholesalers or key accounts), and (ii) a second tier, which will comprise all distribution flows from the second drop point into the customer delivery tier (for example, pubs or retailers).

The transportation mechanics of the Combined Group will vary by market depending on economic and strategic considerations. The Combined Group may outsource transportation to third-party contractors, retain such capability in-house, or implement owner-driver programmes, among other options.

Some of the Combined Group’s breweries will have a warehouse that is attached to its production facilities. In places where its warehouse capacity is limited, external warehouses may be rented and some plants may share warehouse and other facilities with each other.

2.8    Distribution of products

The distribution of beer, other alcoholic beverages and non-beer drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets, brewers distribute directly to customers (for example, in Belgium). In other markets, wholesalers may play an important role in distributing a significant proportion of beer to customers either for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), or because of historical market practice (for example, in China, Russia and Argentina). In some instances, third-party distributors may help the Combined Group self-distribute its products, for example, in Brazil and Mexico.

The Combined Group generally will distribute its products through (i) own distribution, in which it will deliver to points of sale directly, and (ii) third-party distribution networks, in which delivery to points of sale will occur through wholesalers and independent distributors. In certain cases, the Combined Group may own or have an ownership stake in a wholesaler. Third-party distribution networks may be exclusive or non-exclusive, and in certain countries, the Combined Group may enter into exclusive importer arrangements and may depend on its counterparties to these arrangements to market and distribute its products to points of sale. In certain markets, the Combined Group may also distribute the products of other brewers.

The Combined Group will seek to provide media advertising, point-of-sale advertising, and sales promotion programmes to promote its brands. Where relevant, the Combined Group will complement national brand strategies with geographic marketing teams focused on delivering relevant programming addressing local interests and opportunities.

2.9    Licensing

In markets where the Combined Group will have no local affiliate, it may choose to enter into license agreements or, alternatively, international distribution and/or importation agreements, depending on the best strategic fit for each particular market. License agreements, to which the Combined Group will be a party, grant the right to third-party licensees to manufacture, package, sell and market one or several of its brands in a particular assigned territory under strict rules and technical requirements. In the case of international distribution and/or importation agreements, the Combined Group may produce and package the products itself while the third party distributes, markets and sells the brands in the local market.

Stella Artois is licensed to third parties in various countries including Algeria, Australia, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Israel, Kosovo, Montenegro, New Zealand, Romania, Serbia and Slovakia while Beck’s is licensed to third parties in Algeria, Australia, Bosnia and Herzegovina, Bulgaria, Croatia, Hungary, Kosovo, Montenegro, New Zealand, Romania, Serbia, Slovakia, Tunisia and Turkey.

Budweiser is brewed and sold in Japan through license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Diageo Ireland to brew and sell Budweiser and Bud Light in the Republic of Ireland and Northern Ireland. Budweiser is also brewed under license and sold by brewers in Spain (Sociedad Anonima Damm) and Panama (Heineken).

Corona is perpetually licensed to Constellation Brands, Inc. for production in Mexico and marketing and sales in 50 states of the United States, the District of Columbia and Guam. Corona is also distributed either through the Combined Group’s own network or by third parties in over 120 other countries worldwide.

Molson Coors Brewing Company has rights to brew and/or distribute, under license, Beck’s, Hoegaarden, Leffe, Löwenbräu, Spaten and Stella Artois, in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Kosovo, Macedonia, Moldova, Montenegro, Romania, Serbia, Slovakia and Slovenia. The Combined Group will retain rights to brew and distribute Staropramen in Ukraine and Russia.

Aguila, Castle Lager, Castle Lite, Sheaf Stout, Victoria Bitter, Crown Lager, Pure Blonde, Carlton Draught, Carlton Dry, Cusqueña, Cristal, Foster’s, Redd’s, Cascade Brewery Company products, Matilda Bay Brewing Company products and certain other brands will be perpetually licensed to Molson Coors Brewing Company in the 50 states of the United States, the District of Columbia and Puerto Rico. The Combined Group will retain rights to brew and distribute these beers outside of the United States, the District of Columbia and Puerto Rico.

Certain members of the Anadolu Efes group have the right to brew and/or distribute Redd’s under licence in countries such as Russia, Ukraine, Kazakhstan, Moldova and Belarus.

Ambev also has a license agreement with AB InBev allowing it to exclusively produce, distribute and market Budweiser and Stella Artois in Brazil and Canada. Ambev also distributes Budweiser in Chile, Paraguay, Uruguay, Guatemala, the Dominican Republic, El Salvador and Nicaragua and Corona in Argentina, Paraguay, Bolivia, Uruguay, Chile, Guatemala, El Salvador, Panama, Nicaragua and Canada.

For further information about the Combined Group’s beer licensing arrangements, see section 2.3.1 (Principal Activities and Products – Beer) above.

For information about the Combined Group’s soft drink licensing arrangements, see section 2.3.4 (Principal Activities and Products – Non-Beer) above.

2.10    Regulations affecting the Combined Group’s business

The Combined Group’s worldwide operations will be subject to extensive regulatory requirements regarding, among other things, production, distribution, importation, marketing, promotion, labelling, advertising, labour, pensions and public health, consumer protection and environmental issues. For example, in the United States, federal and state laws regulate most aspects of the brewing, sale, marketing, labelling and wholesaling of alcoholic beverage products. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department oversees the industry, and each state in which the Combined Group will sell or produce products, and some local authorities in jurisdictions in which it will sell products, also have regulations that affect its business and other brewers and wholesalers. It will be the policy of the Combined Group to abide by the laws and regulations around the world that apply to it or to its business. The Combined Group will rely on legal and operational compliance programmes, as well as local in-house and external counsel, to guide its businesses in complying with applicable laws and regulations of the countries in which it operates.

See Part II (Risk Factors—Risks relating to the business of the Combined Group—Certain of the Combined Group’s operations depend on independent distributors or wholesalers to sell its products) (Risk Factors—Risks relating to the business of the Combined Group—Negative publicity, perceived health risks and associated governmental regulation may harm the Combined Group’s business) (Risk Factors—Risks relating to the business of the Combined Group—The Combined Group could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern the Combined Group’s operations) (Risk Factors—Risks relating to the business of the Combined Group—The Combined Group’s operations will be subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues) and (Risk Factors—Risks relating to the business of the Combined Group—AB InBev’s subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and the AB InBev Group’s operations in Cuba may adversely affect the Combined Group’s reputation and the liquidity and value of its securities).

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world, often based on health considerations related to the misuse or harmful use of alcohol. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcohol products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain the Combined Group’s brand building potential. Labelling of the Combined Group’s products will also be regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of drinking alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (that is, beer purchased at a retail outlet for consumption at home or another location). AB InBev believes that the regulatory environment in most countries in which the Combined Group will operate is becoming increasingly strict with respect to health issues and expects this trend to continue in the future.

The distribution of beer and other alcoholic beverage products by the Combined Group may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in many countries (for example, in much of the European Union). In the United States, states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that the Combined Group will usually work with licensed third-party distributors to distribute its products to the points of sale.

In the United States, both federal and state laws generally will prohibit the Combined Group from providing anything of value to retailers, including paying slotting fees or (subject to exceptions) holding ownership interests in retailers. Some states will prohibit the Combined Group from being licensed as a wholesaler for its products. State laws will also regulate the interactions among the Combined Group, its wholesalers and consumers by, for example, limiting merchandise that can be provided to consumers or limiting promotional activities that can be held at retail premises. If the Combined Group were found to have violated applicable federal or state alcoholic beverage laws, it could be subject to a variety of sanctions, including fines, equitable relief and suspension or permanent revocation of its licences to brew or sell its products.

Governments in most of the countries in which the Combined Group will operate also establish minimum legal drinking ages, which generally vary from 16 to 21 years, impose minimum prices on alcohol products or impose other restrictions on sales, which affect demand for its products. Moreover, governments may respond to public pressure to curtail alcohol consumption by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. The Combined Group will work both independently and together with other brewers and alcoholic beverage companies to limit the negative consequences of inappropriate use of alcohol products and actively promote responsible sales and consumption.

Similarly, the Combined Group may need to respond to new legislation curtailing soft drink consumption at schools and other government-owned facilities via sugar taxation and point of sale and advertising restrictions.

The Combined Group will be subject to antitrust and competition laws in the jurisdictions in which it operates and may be subject to regulatory scrutiny in certain of these jurisdictions. See Part II (Risk Factors—Risks relating to the business of the Combined Group—The Combined Group will be exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws).

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to consumers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 litres) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. In the past few years, Argentina, Belgium, Mexico, Bolivia, Ecuador, Panama, Brazil, Peru, Chile, Australia, Vietnam, Singapore, the Netherlands, Russia and Ukraine, among others, have all adopted proposals to increase beer excise taxes. Rising excise duties could drive up the Combined Group’s pricing to the consumer, which in turn could have a negative impact on its results of operations. See Part II (Risk Factors—Risks relating to the business of the Combined Group—The beer and beverage industry may be subject to adverse changes in taxation).

In most of the emerging world countries, high excise rates and lack of effective controls have generated illicit alcohol markets; these markets represent a significant public health risk and a source of fiscal leakage.

The Combined Group’s products will generally be sold in glass or PET bottles or aluminium or steel cans or stainless steel kegs. Legal requirements apply in various jurisdictions in which the Combined Group will operate, requiring that deposits or certain eco-taxes or fees are charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage-container-related deposit, recycling, eco-tax and/or extended producer responsibility statutes and regulations also apply in various jurisdictions in which the Combined Group will operate.

The Combined Group will be subject to different environmental legislation and controls in each of the countries in which it operates. Environmental laws in the countries in which the Combined Group will operate mostly relate to (i) the conformity of its operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of packaging, and (iii) noise levels. AB InBev believes that the regulatory climate in most countries in which the Combined Group will operate is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which the Combined Group will operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

The amount of dividends that will be payable to the Combined Group by its operating subsidiaries will, in certain countries, be subject to exchange control restrictions of the respective jurisdictions where those subsidiaries will be organised and operate. See also Part II (Risk Factors).

3.    FINANCIAL INFORMATION CONCERNING NEWBELCO’S ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFITS AND LOSSES

3.1    Selected unaudited pro forma financial information

The following selected unaudited pro forma financial data (the “selected pro forma data”) give effect to the Transaction, the Transaction-related financing and the Transaction-related Divestitures. The selected pro forma data have been prepared using the acquisition method of accounting in accordance with IFRS, under which the assets and liabilities of the SABMiller Group will be recorded by AB InBev at their respective fair values as of the date the Transaction is completed. The unaudited pro forma condensed combined income statements for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 assume that the Transaction was completed on 1 January 2015. The unaudited pro forma condensed combined balance sheet as of 30 June 2016 is based on the assumption that the Transaction was completed on that date. Pro forma adjustments reflected in the pro forma financial information are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures. The unaudited pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be derived in future periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal year ends differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 and financial information for SABMiller for the fiscal year ended 31 March 2016 and the six months ended 31 March 2016 have been used in preparation of the 2015 pro forma income statement and the half year 2016 pro forma income statement, respectively. The financial information for SABMiller for the six months ended 31 March 2016 was calculated by taking the audited consolidated income statement of SABMiller for the fiscal year ended 31 March 2016 and subtracting the unaudited consolidated income statement for the six months ended 30 September 2015. Financial information for AB InBev as of 30 June 2016 and financial information of SABMiller as of 31 March 2016 have been used in the preparation of the pro forma balance sheet.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed Pro Forma Financial Information and the accompanying notes thereto, contained in Part A of Annex 2 to this Prospectus. In addition, the Pro Forma Financial Information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of both AB InBev and SABMiller for the applicable periods, incorporated by reference in this Prospectus. The selected pro forma data have been presented for informational purposes only and are not necessarily indicative of what the Combined Group’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of the Combined Group. Also, as explained in more detail in the accompanying notes to the Pro Forma Financial Information, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data are subject to adjustment and may vary significantly from the fair values that will be recorded upon Completion.

Selected unaudited pro forma condensed combined income statement data

(In USD millions, except for per share data)	Six months ended 30 June 2016	Year ended 31 December 2015
	(Unaudited Pro Forma Combined)
Revenue	26,284	55,456
Gross profit	16,053	33,931
Profit from operations	7,418	17,033
Profit	3,966	10,473
Profit attributable to equity holders of the parent	3,313	8,649
Earnings per share—Basic	1.69	4.42
Earnings per share—Diluted	1.67	4.36

Selected unaudited pro forma condensed combined balance sheet data

(In USD millions)	As of 30 June 2016 (Unaudited Pro Forma Combined)
Total assets	269,234
Total liabilities	180,585
Equity	88,649
Equity attributable to equity holders of the parent	79,786

3.2    Significant changes in financial or trading position

3.2.1    Significant changes in Newbelco’s financial or trading position since the date of its incorporation

Other than as a result of any activities required in connection with the Transaction or in satisfaction of any of the conditions to which the Transaction is subject, there have been no significant changes in Newbelco’s financial or trading position since the date of its incorporation (3 March 2016).

3.2..2    Significant changes in AB InBev’s financial or trading position since 30 June 2016

There have been no significant changes in AB InBev’s financial or trading position since 30 June 2016.

3.2..3    Significant changes in SABMiller’s financial or trading position since 31 March 2016

There have been no significant changes in SABMiller’s financial or trading position since 31 March 2016.

3.3    Working capital

In the opinion of Newbelco, taking into account the bank and other facilities available to the Combined Group, the Combined Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this Prospectus.

3.4    Capitalisation and indebtedness

The following table sets forth Newbelco’s consolidated (unaudited) pro forma capitalisation and indebtedness as at 30 June 2016. The capitalisation information and the indebtedness information give effect to the Transaction, the Transaction-related Divestitures and the financing of the Transaction. Please refer to section 3.1 (Selected unaudited pro forma financial information) above and Annex 2 (Pro Forma Financial Information and Assurance Report) of this Prospectus for further information in respect of the Pro Forma Financial Information.

The information set forth in the table below should be read in conjunction with the information contained in AB InBev’s and SABMiller’s consolidated financial statements incorporated by reference in this Prospectus (see Part XIV (Documents incorporated by reference)), as well as with the information contained in Part VIII (Operating and financial review) and in Annexes 2 (Pro Forma Financial Information and Assurance Report) and 3 (Operating and financial review of AB InBev and SABMiller) of this Prospectus.

Pro forma capitalisation and indebtedness

30 June 2016
(USD million, unaudited)
Total current debt (1)	10,156
Guaranteed by Newbelco and/or its subsidiaries post-Completion (2)	8,915
Secured	347
Unguaranteed/Unsecured	894
Total non-current debt (1)	120,260
Guaranteed by Newbelco and/or its subsidiaries post-Completion(2)	117,915
Secured	354
Unguaranteed/Unsecured	1,991
Equity attributable to equity holders of Newbelco	79,786
Capital	1,736
Share premium	17,620
Reserves	28,643
Retained earnings	31,787
Total	210,202

(1)	Financial information of SABMiller as of 30 June 2016 was used for the preparation of this capitalisation and indebtedness table (in line with EU Regulation 809/2004 implementing the Prospectus Directive which requires the statement of capitalisation and indebtedness to be prepared as of a date no earlier than 90 days prior to the date of the Prospectus), whereas financial information of SABMiller as of 31 March 2016 was used for the preparation of the Pro Forma Financial Information contained in Annex 2 to this Prospectus.
(2)	This line item refers to indebtedness which, as at the date of this Prospectus, is guaranteed by entities of the AB InBev Group (in respect of indebtedness of AB InBev) or entities of the SABMiller Group (in respect of indebtedness of SABMiller).

The different components of indebtedness of AB InBev are described in Part A of Annex 3 (Operating and financial review of AB InBev). The different components of indebtedness of SABMiller are described in Part B of Annex 3 (Management’s discussion and analysis of financial condition and results of operations of SABMiller).

Pro forma net indebtedness

30 June 2016
(USD million, unaudited)
A. Cash and cash equivalents	15,734
B. Short-term debt securities	1,476
C. Liquidity (A)+(B)	17,210
D. Current Financial Receivable (1)	—
E. Current bank debt	1,262
F. Current portion of non-current debt	6,758
G. Other current financial debt (2)	2,136
H. Current Financial Debt (E)+(F)+(G)	10,156
I. Net current Financial Liquidity (C)+(D)-(H)	7,054
J. Non-current bank loans	10,607
K. Bonds issued	109,452
L. Other non-current loans	201
M. Non-current Financial Indebtedness (J)+(K)+(L)	120,260
N. Net Financial Indebtedness (M)-(I) (3)	113,206

(1)	Interest bearing loans granted
(2)	Commercial papers and finance lease liabilities
(3)	Financial information of SABMiller as of 30 June 2016 was used for the preparation of this capitalisation and indebtedness table (in line with EU Regulation 809/2004 implementing the Prospectus Directive which requires the statement of capitalisation and indebtedness to be prepared as of a date no earlier than 90 days prior to the date of the Prospectus), whereas financial information of SABMiller as of 31 March 2016 was used for the preparation of the Pro Forma Financial Information contained in Annex 2 to this Prospectus.

As of 30 June 2016, there was no material indirect indebtedness.

4.    BOARD AND MANAGEMENT OF NEWBELCO

4.1    Overview

This section 4 summarises the rules and principles according to which Newbelco’s board and management structure will be organised as from Completion, once the Newbelco Articles and the Newbelco Governance Charter will be effective. The Newbelco Articles will be adopted by the Newbelco General Meeting (composed of the holders of the Incorporation Shares) expected to be held on or around 28 September 2016 and will become effective subject to closing of the Belgian Offer. It is expected that the Newbelco Governance Charter will be adopted by the Newbelco Board shortly after Completion. The Newbelco Articles are available on AB InBev’s website (www.ab-inbev.com) and will, upon or shortly after Completion, be available on Newbelco’s website. The Newbelco Governance Charter will be available on Newbelco’s website once adopted by the Newbelco Board.

The management structure of Newbelco will be a “one-tier” governance structure comprised of the board of directors. The Newbelco Board will be in charge of approving Newbelco’s strategy, overseeing Newbelco’s principal objectives, and assuming ultimate responsibility for the oversight of Newbelco’s activities. The executive management will be entrusted with the CEO who will be assisted by the Newbelco EBM and be responsible for the day-to-day management. The Newbelco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

4.2    Newbelco board of directors

4.2.1    Role and responsibilities of the Newbelco Board

The Newbelco Board will be the ultimate decision-making body, except for the powers reserved to Newbelco Shareholders exercisable at shareholders’ meetings by law, or as specified in the Newbelco Articles.

Pursuant to the powers granted to it by law and the Newbelco Articles, the Newbelco Board will have the following exclusive powers and responsibilities:

1.	to approve Newbelco’s strategy, as recommended by the CEO and to oversee Newbelco’s principal objectives;

2.	to appoint and dismiss the CEO and the company secretary;

3.	to appoint and dismiss the members and the chairmen of the Newbelco Board Committees, and to monitor and review the effectiveness of the Newbelco Board Committees;

4.	to nominate independent director candidates for approval by the shareholders at the shareholders’ meeting, upon recommendation of the Nomination Committee;

5.	to assume ultimate responsibility for the oversight of Newbelco’s activities, and to work with the Audit Committee to ensure that the Newbelco EBM develops appropriate, adequate and cost-effective internal control and risk management mechanisms;

6.	to review and approve the annual, six-monthly, and if required quarterly, financial and consolidated statements, examine the financial position of any subsidiary of Newbelco if needed, and present at the ordinary shareholders’ meeting a clear and complete evaluation of Newbelco’s financial condition as prepared by the CEO;

7.	to review and approve all significant judgments concerning the application of International Financial Reporting Standards (IFRS) in the preparation of Newbelco’s financial statements upon the recommendation of the Audit Committee;

8.	to convene the shareholders’ meetings and determine any resolutions to be submitted for approval, including, among other matters, resolutions relating to the allocation of annual corporate financial results, and requests to discharge the Newbelco Board; and

9.	to establish Newbelco’s policy with respect to corporate communications and oversee all external means of communication, it being understood that communication on behalf of Newbelco to the outside world (after Newbelco Board approval) is reserved to the Chairman of the Newbelco Board and the CEO, with the right of delegation.

The Newbelco Board will also be vested with the following powers and responsibilities that it will exercise upon recommendation from the CEO:

1.	to determine the general corporate structure of the company;

2.	to appoint and dismiss the members of the Newbelco EBM;

3.	for key subsidiaries and affiliates, for strategic partnerships, and for companies in which Newbelco holds a strategic minority interest, to nominate the statutory auditors and directors subject to the approval by the shareholders at the shareholders’ meeting of the company concerned;

4.	to approve the annual budget and investment plans, approve the annual plan for capital expenditure, and approve all non-planned capital expenditure exceeding USD 75.0 million, in the aggregate, in any year, it being understood that the Newbelco Board may delegate this responsibility to the Finance Committee;

5.	to approve the acquisition or disposal of trademarks other than in the ordinary course of business;

6.	to approve finance transactions and financial commitments which exceed in the aggregate USD 150 million, in notional amount, in any year and which are not intra-group transactions, it being understood that the Newbelco Board may delegate this responsibility, in whole or in part, to the Finance Committee;

7.	to approve the opening, closing or transfer of facilities, registered offices or operating sites, either in whole or in part, other than in the ordinary course of business;

8.	to approve capital contributions, acquisitions, divestments, transfers/pledging of equity interests, or related guarantees, which exceed USD 75.0 million in value;

9.	to approve acquisitions, divestitures, transfers or mortgaging of rights in real property, or long-term leases (baux emphytéotiques/erfpachten), which exceed USD 75.0 million in value; and

10.	to approve all political contributions and gifts having a value exceeding EUR 10,000, to the extent permitted by law.

The role and responsibilities of the Newbelco Board will be described in detail in the Newbelco Governance Charter.

4.2.2    Structure and composition of the Newbelco Board

4.2.2.1 General

(i)    Newbelco Board composition

Pursuant to article 19.1 of the Newbelco Articles, Newbelco will be managed by a board of directors comprising a minimum of three and a maximum of fifteen directors. The appointment and renewal of all directors will be subject to approval by Newbelco’s shareholders’ meeting. Pursuant to the Newbelco Articles, the directors may be natural persons or legal entities who may but need not be shareholders and are appointed by the shareholders’ meeting and are dismissible by it at any time. The Newbelco Governance Charter will provide that members of the Newbelco Board will be expected to be natural persons.

Except in cases of resignation, dismissal, revocation or other vacancy, it is expected that the Newbelco Board will be comprised of fifteen directors. When comprising fifteen directors, the Newbelco Board will be composed as follows:

•	three independent directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Newbelco Board; and

•	so long as the AB InBev Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates own in aggregate more than 30% of the shares with voting rights in the share capital of Newbelco, nine directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the AB InBev Reference Shareholder (and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates); and

•	so long as the holders of Restricted Newbelco Shares, together with their Affiliates and/or any of their Successors and/or Successors’ Affiliates, own in aggregate:

•	more than 13.5% of the shares with voting rights in the share capital of Newbelco, three Restricted Newbelco Share Directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders;

•	more than 9% but not more than 13.5% of the shares with voting rights in the share capital of Newbelco, two Restricted Newbelco Share Directors will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders;

•	more than 4.5% but not more than 9% of the shares with voting rights in the share capital of Newbelco, one Restricted Newbelco Share Director will be appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders; and

•	4.5% or less than 4.5% of the shares with voting rights in the share capital of Newbelco, they will no longer have the right to propose any candidate for appointment as a member of the Newbelco Board and no Restricted Newbelco Share Directors will be appointed.

Please refer to articles 19.3, 20 and 21 of the Newbelco Articles for details of the mechanisms for calculating the number of Newbelco directors to be proposed by the AB InBev Reference Shareholder and/or the Restricted Newbelco Shareholders, the nomination of candidates for Restricted Newbelco Share Directors and voting on Restricted Newbelco Share Director candidates.

As an exception to the above, the composition of the first Newbelco Board that will be in place immediately following the closing of the Belgian Offer will be comprised of the following twelve members:

•	nine directors proposed by the AB InBev Reference Shareholder (all of which are existing members of the AB InBev Board): Mr. Grégoire de Spoelberch; Mr. Alexandre Van Damme; Mr. Carlos Alberto da Veiga Sicupira; Mr. Marcel Herrmann Telles; Mr. Stéfan Descheemaeker; Mr. Paul Cornet de Ways Ruart; Mr. Paulo Alberto Lemann; Mr. Alexandre Behring; and Ms. Maria Asuncion Aramburuzabala; and

•	three independent directors (all of which are existing independent directors of the AB InBev Board): Mr. Olivier Goudet; Ms. Michele Burns; and Mr. Elio Leoni Sceti.

The Newbelco General Meeting will be requested to approve the appointment of the nine directors proposed by the AB InBev Reference Shareholder and the three independent directors, with such appointments becoming effective upon closing of the Belgian Offer.

It is expected that (i) the nine directors proposed by the AB InBev Reference Shareholder will be appointed by the Newbelco General Meeting for a period of slightly less than two years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2018, while (ii) the three independent directors will be appointed by the Newbelco General Meeting for a period of slightly less than four years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2020.

Name	Principal function (expected)	Nature of directorship (expected)	Start of mandate (expected)	Expiry of term (expected)
María Asuncion Aramburuzabala	Director	Non-executive	8 October 2016	2018
Alexandre Behring	Director	Non-executive	8 October 2016	2018
M. Michele Burns	Independent director	Non-executive	8 October 2016	2020
Paul Cornet de Ways Ruart	Director	Non-executive	8 October 2016	2018
Stéfan Descheemaeker	Director	Non-executive	8 October 2016	2018
Olivier Goudet	Independent director, Chairman of the Board	Non-executive	8 October 2016	2020
Paulo Alberto Lemann	Director	Non-executive	8 October 2016	2018
Elio Leoni Sceti	Independent director	Non-executive	8 October 2016	2020
Carlos Alberto Sicupira	Director	Non-executive	8 October 2016	2018
Grégoire de Spoelberch	Director	Non-executive	8 October 2016	2018
Marcel Herrmann Telles	Director	Non-executive	8 October 2016	2018
Alexandre Van Damme	Director	Non-executive	8 October 2016	2018

Ms. Aramburuzabala will be a non-executive member of the Newbelco Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnologico Autonomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently chairman of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Consejo Mexicano de Negocios, Fresnillio plc, Calidad de Vida, Progreso y Desarrollo para la Ciudad de México and El Universal, Compania Periodistica Nacional, and is an Advisory Board member of ITAM School of Business.

Mr. Behring is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in 1967, he is a Brazilian citizen and received a BS in Electrical Engineering from Pontificia Universidade Catolica in Rio de Janeiro and an MBA from Harvard Business School, having graduated as a Baker Scholar and Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served as Chairman of Restaurant Brands International since 3G Capital’s acquisition of Burger King in October 2010 and following Burger King’s subsequent acquisition of Tim Hortons in December 2014. Mr. Behring also serves as Chairman of the Kraft Heinz Company following the acquisition of H.J. Heinz Company by Berkshire Hathaway and 3G Capital in June 2013 and subsequent combination with Kraft Foods Group in July 2015. Additionally, Mr. Behring formerly served as a Director of CSX Corporation, a leading U.S. rail-based transportation company, from 2008 to 2011. Previously, Mr. Behring spent approximately ten years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 through 2004, as a Director and CEO of one of Latin America’s largest railroads, ALL (America Latina Logistica).

Ms. Burns will be an independent member of the Newbelco Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Risk Committee, Alexion Pharmaceuticals, where she chairs the Strategy and Risk Committee, Cisco Systems, Etsy, where she chairs the Audit Committee and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores, where she chaired the Compensation and Nominating Committee and the Strategic Planning and Finance Committee. She also serves as the Center Fellow and Strategic Advisor to the Stanford Center on Longevity at Stanford University. Ms. Burns is on the Executive Board of the Elton John Aids Foundation, where she serves as Treasurer. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Mr. Cornet de Ways Ruart is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the Board of Directors of Bunge Limited, EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Descheemaeker is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1960, he is a Belgian citizen and graduated from Solvay Business School. He is the CEO of Nomad Food, a leader in the European frozen food sector. He joined Interbrew in 1996 as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, first in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe and eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at AB InBev and joined the AB InBev Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in January 2009 and served as Chief Executive Officer of Delhaize Europe from January 2012 until October 2013. He is a professor in Business Strategy at the Solvay Business School.

Mr. Goudet will be an independent member of the Newbelco Board. Born in 1964, he is a French citizen, holds a degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of JAB Holding Company, LLC, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions, including Group Finance Director. In 1998 he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to become the Executive Vice President as well as CFO. Between June 2012 and November 2015 he served as an Advisor to the Board of Mars. Mr. Goudet is also a Board member of Jacobs Douwe Egberts, the world’s leading pure play FMCG coffee and tea company; a Board member of Keurig Green Mountain, a leader in single-serve coffee and beverage technologies; Chairman of Peet’s Coffee & Tea, a premier specialty coffee and tea company and of Caribou Einstein, a premium coffee and bagel restaurant chain; a Board member of Coty Inc., a global leader in beauty; a Board member of Espresso House, the largest branded coffee shop chain in Scandinavia; and a Board member of Jimmy Choo PLC, a luxury leather goods company.

Mr. Lemann is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. In May 2005, Mr. Lemann founded Pollux Capital and is currently the Portfolio Manager there. Mr. Lemann is a board member of Lojas Americanas, the Lemann Foundation and Ambev.

Mr. Leoni Sceti will be an independent member of the Newbelco Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 25 years’ experience in the fast-moving consumer goods and media sectors. He was CEO of Iglo Group, a European food business whose brands are Birds Eye, Findus & Iglo. Iglo group was sold in May 2015 to Nomad Foods. He previously served as CEO of EMI Music from 2008 to 2010. Prior to EMI, Mr. Leoni Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt Benckiser. Mr. Leoni Sceti is a private early investor in Media & Tech, the Chairman of London based LSG holdings and a Counsellor and Trustee at One Young World.

Mr. Sicupira is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in 1948, he is a Brazilian citizen and received a Bachelor of Business Administration from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He has been Chairman of Lojas Americanas since 1981, where he also served as Chief Executive Officer until 1992. He is a member of the Board of Directors of Restaurant Brands International Inc. and the Harvard Business School’s Board of Dean’s Advisors and a co-founder and Board member of Fundação Estudar, a non-profit organisation that provides scholarships for Brazilians.

Mr. de Spoelberch is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Mr. Telles is a representative of the AB InBev Reference Shareholder (nominated by class B holders of certificates in the AB InBev Reference Shareholder). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and has been a member of the Board of Directors of Ambev since 2000. He served as member of the Board of Directors of H.J. Heinz Company and now serves as member of the Board of Directors of the Kraft Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organisation that provides scholarships for Brazilians and a founder and Chairman of Ismart, a non-profit organisation that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organisation that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the AB InBev Reference Shareholder (nominated by class A holders of certificates in the AB InBev Reference Shareholder). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) and Jacobs Douwe Egberts (JDE) and Keurig Green Mountain (KGM). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements, as well as a director of the charitable, non-profit organisation DKMS, the largest bone marrow donor centre in the world.

With respect to the appointment of the Restricted Newbelco Share Directors, given the irrevocable undertakings of Altria and BEVCO to elect for the Partial Share Alternative (see sections 11.1.1.6 (Altria Irrevocable) and 11.1.1.7 (BEVCO Irrevocable) below), it is certain that, upon Completion, the holders of the Restricted Newbelco Shares will hold more than 13.5% of the shares with voting rights in the share capital of Newbelco, thereby allowing such holders to propose three directors for appointment to the Newbelco Board. Assuming Altria and BEVCO elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings and that all other UK Scheme Shareholders elect for the Cash Consideration, Altria and BEVCO will be able to effectively control the nomination of these three Restricted Newbelco Share Directors. Conversely, if all UK Scheme Shareholders, including Altria and BEVCO, elect for the Partial Share Alternative, Altria and BEVCO will hold only 40.38% of the Restricted Newbelco Shares following Completion and will not be able to effectively control the nomination of the three Restricted Newbelco Share Directors. On the date of the Newbelco General Meeting, the results of the Belgian Offer (and hence the number and identity of the holders of Restricted Newbelco Shares) will not yet be known. The Newbelco Shareholders will therefore not be in a position to appoint such remaining three directors on the date of the Newbelco General Meeting.

Provided all resolutions submitted to the Newbelco General Meeting, the AB InBev General Meeting and the SABMiller Meetings in connection with the Transaction are approved with the required quorum and majority, it is expected that SABMiller will cause the three Initial Newbelco Directors to resign shortly after the date of the Newbelco General Meeting, subject to and with effect from closing of the Belgian Offer, creating three vacant seats on the Newbelco Board. Once the results of the Belgian Offer and the identities of the holders of the Restricted Newbelco Shares are known, such holders will be able to nominate three candidate directors. If all three candidate directors are nominated by such holders on the day following the Belgian Offer, it is expected that all three candidates will be appointed on such day by co-optation by the Newbelco Board (which, at that point in time, will be comprised of the twelve individuals described above) to fill those vacancies. If less than three candidate directors are nominated by the holders of the Restricted Newbelco Shares on such day, it is expected that the Newbelco Board will proceed to the co-optation of such candidate directors on such day and organise a meeting of the holders of Restricted Newbelco Shares in order to seek the nomination of the other candidate directors by the holders of the Restricted Newbelco Shares so that all three Restricted Newbelco Share Directors are appointed as soon as possible after Completion.

Under Belgian law and pursuant to the Newbelco Articles, the appointment of the three Restricted Newbelco Share Directors by way of co-optation will (i) be subject to confirmation at the next shareholders’ meeting of Newbelco unless the holders of Restricted Newbelco Shares propose alternative candidates for appointment at such shareholders’ meeting, and (ii) assuming their appointment is confirmed at the next shareholders’ meeting of Newbelco, be for a term equal to the remainder of the original term of the three Initial Newbelco Directors (i.e. expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2017).

As at the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as directors of Newbelco following the closing of the Belgian Offer has not yet been effected. Accordingly, the persons who will serve as directors of Newbelco following the closing of the Belgian Offer may differ from the persons currently expected to serve in such capacity.

The business address of the members of the Newbelco Board will be Brouwerijplein 1, 3000 Leuven, Belgium.

(ii)    Term of office

As a general principle, the term of office of all directors of Newbelco, except the Restricted Newbelco Share Directors, will be four years and terminate immediately after the closing of the fourth ordinary shareholders’ meeting following the date of their appointment, unless the shareholders’ meeting sets a shorter term. As an exception to this general principle, it is expected that the nine directors proposed by the AB InBev Reference Shareholder will be appointed by the Newbelco General Meeting for a period of slightly less than two years expiring at the ordinary shareholders’ meeting of Newbelco to be held in 2018, as set out in sub-paragraph (i) (Newbelco Board composition) above.

As far as the Restricted Newbelco Share Directors are concerned, their term of office will be one year and terminate immediately after the closing of the next ordinary shareholders’ meeting following the date of their appointment.

All directors will be eligible for re-election.

(iii)    Vacancy during a director’s term

When a position on the Newbelco Board becomes vacant, the remaining directors shall have the right to temporarily fill the vacancy by appointing a candidate proposed by (i) the Newbelco Board in the case of a vacancy relating to an independent director, (ii) the AB InBev Reference Shareholder in the case of a vacancy relating to a director appointed upon proposal of the AB InBev Reference Shareholder, or (iii) in the case of a vacancy relating to a Restricted Newbelco Share Director, the Proposing Holder (if such Proposing Holder then holds a Sufficient Restricted Shareholding), a Requisite Majority of Restricted Shareholders acting by written resolutions, or a Restricted Shareholders’ Meeting, as further set out in the Newbelco Articles.

Any such temporary appointment shall (i) be subject to confirmation at the next shareholders’ meeting unless the Newbelco Board, the AB InBev Reference Shareholder or the Restricted Shareholders’ Meeting (or a Requisite Majority of Restricted Shareholders) propose an alternative candidate, and (ii) subject to such confirmation, be for a term equal to the remainder of the original term of the director who held office prior to such vacancy arising.

The following capitalised terms used in this sub-section (iii) (Vacancy during a director’s term) have the meanings given to them in the Newbelco Articles: “Proposing Holder”, “Requisite Majority of Restricted Shareholders”, “Restricted Shareholders’ Meeting” and “Sufficient Restricted Shareholding”.

(iv)    Provision of information to directors

All Newbelco directors will be provided with all information that the Newbelco Board considers necessary for the performance of its duties and all information that the Newbelco Board considers is material to Newbelco.

4.2.2.2    Chairman of the Newbelco Board

The Newbelco Board will elect the Chairman from amongst its members who meet the criteria for an independent director. The initial Chairman is expected to be the existing chairman of the AB InBev Board, i.e. Mr. Olivier Goudet.

The Chairman will be responsible for the proper and efficient functioning of the Newbelco Board. He will determine the calendar of the Newbelco Board and committee meetings and the agenda of the Newbelco Board after consultation with the CEO and will chair the meetings of the Newbelco Board. The Chairman will represent the Newbelco Board from a public relations standpoint to shareholders and the public at large and will chair the shareholders’ meetings. The Chairman will also serve as interface between the Newbelco Board and major shareholders of Newbelco on matters of corporate governance.

4.2.2.3    Company secretary

The company secretary of Newbelco will ensure that Newbelco Board procedures are complied with and that the Newbelco Board acts in accordance with its statutory obligations and its obligations under the Newbelco Articles. He/she will advise the Newbelco Board on all governance matters and will assist the Chairman in fulfilling his duties as detailed above, as well as in the logistics associated with the affairs of the Newbelco Board (information, agenda, etc.).

The initial company secretary of the Newbelco Board is expected to be the existing secretary of AB InBev, i.e. Ms. Sabine Chalmers.

4.2.2.4    Independent directors

Independent directors on the Newbelco Board will be required to meet specific requirements of independence that will be set out in the Newbelco Governance Charter. Such requirements are derived from, but not fully identical to, the requirements set out in the Belgian Companies Code and the Belgian Corporate Governance Code of March 2009 (when legally required, the criteria of independence provided by Belgian company law shall be applied by Newbelco). The requirements of independence contained in the Newbelco Governance Charter will be the following:

•	the director is not an executive or managing director of Newbelco or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on the Newbelco Board, or for a total term of more than 12 years;

•	the director is not an employee of Newbelco or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from Newbelco or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•	the director does not have or has not had within the financial reported year a significant business relationship with Newbelco or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of Newbelco’s external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the Newbelco Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the Newbelco Board considers that his independence as a director is preserved.

Independent directors on the Newbelco Board who serve on the Audit Committee will also be required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

4.2.2.5    General information on the directors

In relation to each of the twelve individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer and whose identities are known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board composition) above), Newbelco is not aware of (i) any convictions in relation to fraudulent offences in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

It is expected that none of the twelve individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer and whose identities are known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board composition) above) will have upon Completion:

•	any conflicts of interest within the meaning of the Belgian Companies Code between any duties he/she owes to Newbelco and any private interests and/or other duties; or

•	a family relationship with any other member of the Newbelco Board whose identity is known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board composition) above) or any member of the Newbelco EBM listed in section 4.3.1.2 (Executive board of management) below.

Over the five years preceding the date of this Prospectus, the twelve individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer and whose identities are known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board composition) above) hold or have held the following main directorships (apart from directorships they have held with AB InBev and its subsidiaries, or SABMiller and its subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past

María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Consejo Mexicano de Negocios, Fresnillo, plc, El Universal, Compania Periodistica Nacional, Calidad de Vida Progreso y Desarrollo para la Ciudad de México and Instituto Tecnológico Autónomo de México (ITAM) School of Business	Grupo Financiero Banamex, LLC, Banco Nacional de México,Telmex, América Móvil, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council and Médica Sur

Alexandre Behring	3G Capital Partners., Restaurant Brands International and The Kraft Heinz Company	CSX Corporation

Michèle Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Alexion Pharmaceuticals Inc., Etsy Inc., Circle Internet Financial	Wal-Mart Stores Inc.

Paul Cornet de Ways Ruart	Bunge Ltd, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A and the AB InBev Reference Shareholder	Sparflex

Stéfan Descheemaeker	Nomad Foods, Eugénie Patri Sébastien S.A. and the AB InBev Reference Shareholder	Telenet Group Holding NV, Delhaize Group

Olivier Goudet	JAB Holding Company, Peet’s Coffee & Tea Inc., Coty Inc., Jacobs Douwe Egberts (JDE) BV, Acorn Holdings B.V., Jimmy Choo PLC, Espresso House Holding AB, Keurig Green Mountain Inc. and Caribou Coffee Company Inc.	Mars Inc., Wm. Wrigley Jr. Company, Agence Française des Investissements Internationaux and the Washington Performing Arts Society

Paulo Alberto Lemann	Pollux Capital, Lojas Americanas S.A., Lemann Foundation and Ambev, Lone Pine Capital LLC

Elio Leoni Sceti	LSG Holdings	EMI Music, Iglo Group, Beamly Ltd and Nomad Foods

Carlos Alberto Sicupira	Restaurant Brands International, Lojas Americanas S.A., 3G Capital Partners, Instituto de Desenvolvimento Gerencial—INDG, Fundaçao Estudar and the AB InBev Reference Shareholder	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A, Movimento Brasil Competitivo—MBC, ALL América Latina Logística S.A. and GP Investimentos

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the AB InBev Reference Shareholder, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Midi Developpement,(1) Solferino Holding S.A., Navarin S.A., Zencar S.A., Clearvolt S.A. and Fonds InBev Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1)

Marcel Herrmann Telles	3G Capital Partners, The Kraft Heinz Company, Instituto de Desenvolvimento Gerencial—INDG, Fundação Estudar, Instituto Social María Telles, Ambev and the AB InBev Reference Shareholder	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo, Burger King Worldwide Holdings, Inc., Itau/Unibanco International and Harvard Business School’s Board of Dean’s Advisors

Alexandre Van Damme	Jacobs Douwe Egberts (JDE), Restaurant Brands International, the AB InBev Reference Shareholder, Eugénie Patri Sébastien S.A. and Keurig Green Mountain (KGM)	UCB S.A.

(1) As	permanent representative

4.2.3    Newbelco Board meetings

The Newbelco Board will meet as frequently as the interests of Newbelco may require. In addition, special meetings of the Newbelco Board may be called and held at any time upon the call of either the Chairman or at least two directors, by notice to each director at least three business days before the meeting. Where duly justified by emergency and by the corporate interest of Newbelco, this three business day notice period will be able to be waived by the unanimous consent of the directors expressed in writing.

The Newbelco Board will be able to meet by a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Moreover, where duly justified by emergency and by the corporate interest of Newbelco, decisions may be adopted, without a meeting, by the unanimous written consent of the directors. However, this procedure may not be used for the approval of the annual accounts and the use of the authorised capital.

Newbelco Board meetings will be based on a detailed agenda specifying the items for decision and those for information.

Each director will be authorised to appoint another member of the Newbelco Board to represent him and vote in his name. One director shall not represent more than one other director. Except in cases of force majeure, the Newbelco Board will only be able to deliberate if the majority of its members are present or represented. Newbelco Board decisions will be made by a simple majority of the votes cast.

At the CEO’s request, any member of the Newbelco EBM may be invited to attend the whole or any part of a Newbelco Board meeting.

The company secretary of the Newbelco Board will draft minutes of each meeting reflecting the issues which were discussed, the decisions which were taken and the reservations (if any) which were voiced by dissenting directors. The minutes will be signed by the majority of the directors present at the meeting.

4.2.4    Conflicts of interest and related party transactions

Newbelco directors will be required to arrange their personal and business affairs so as to avoid conflicts of interest with Newbelco within the meaning of article 523 of the Belgian Companies Code.

Any director with a conflicting financial interest on any matter before the Newbelco Board will be required to bring it to the attention of both the statutory auditor and fellow directors, will not take part in any deliberation and vote related thereto, and will not be taken into account for the purpose of calculating the quorum for the vote by the Newbelco Board on such matter. Conflicts of interest within the meaning of article 523 of the Belgian Companies Code will be disclosed in accordance with the relevant legal provisions.

Any proposed related party transaction or arrangement falling within the scope of article 524 of the Belgian Companies Code shall be submitted to a committee of three independent directors in accordance with such article and shall only be entered into after review by such committee.

4.2.5    Newbelco Board committees

The Newbelco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

The existence of the Newbelco Board Committees will not decrease the responsibility of the Newbelco Board as a whole. Newbelco Board Committees will meet to prepare matters for consideration by the Newbelco Board. By exception to this principle (i) the Remuneration Committee may make decisions on individual remuneration packages, other than with respect to the CEO and the Newbelco EBM, and on performance against targets, to the extent that these matters have been specifically delegated to it by the Newbelco Board, and (ii) the Finance Committee will be empowered to make decisions on matters specifically delegated to it by the Newbelco Board, in each case without having to refer to an additional decision of the Newbelco Board.

4.2.5.1    Audit Committee

The Audit Committee will consist of a minimum of three members. The Audit Committee’s chairman and the Audit Committee members will be appointed by the Newbelco Board from among the independent non-executive directors. The chairman of the Audit Committee will not be the Chairman of the Newbelco Board. The CEO, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer will be invited to the meetings of the Audit Committee, unless the chairman of the Audit Committee or a majority of the members decide to meet in closed session.

The Audit Committee will assist the Newbelco Board in its responsibility for oversight of (i) the integrity of Newbelco’s financial statements, (ii) its compliance with legal and regulatory requirements and the environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and the internal audit function.

The Audit Committee will be entitled to review information on any point it wishes to verify, and is authorised to acquire such information from any of Newbelco’s employees. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the statutory auditor (save to the extent that such matters are subject to the exclusive competence of a general shareholder’s meeting in accordance with Belgian law). It will also establish procedures for confidential complaints regarding questionable accounting or auditing matters. It will also be authorised to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It will be entitled to call on the resources that will be needed for this task. It will be entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve Newbelco’s control processes.

The Audit Committee shall hold as many meetings as necessary with a minimum of four per year.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Audit Committee:

•	Ms. Michèle Burns, Chair

•	Mr. Olivier Goudet, member

•	Mr. Elio Leoni Sceti, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Audit Committee has not been effected; accordingly, the persons who will serve as members of the Audit Committee following Completion may differ from the persons currently expected to serve in such capacity.

4.2.5.2    Finance Committee

The Finance Committee will consist of at least three, but no more than six, members appointed by the Newbelco Board, all of whom will be non-executive directors. The Newbelco Board will appoint a chairman and, if deemed appropriate, a vice-chairman from among the Finance Committee members. The CEO and the Chief Financial and Technology Officer will be invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees will be invited on an ad hoc basis as deemed useful.

The Finance Committee will meet at least four times a year and as often as deemed necessary by its chairman or at least two of its members.

The Finance Committee will assist the Newbelco Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Finance Committee:

•	Mr. Alexandre Van Damme, Chairman

•	Mr. Alex Behring, member

•	Ms. Michèle Burns, member

•	Mr. Stéfan Descheemaeker, member

•	Mr. Paulo Lemann, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Finance Committee has not been effected; accordingly, the persons who will serve as members of the Finance Committee following Completion may differ from the persons currently expected to serve in such capacity.

4.2.5.3 Remuneration	Committee

The Remuneration Committee will consist of three members appointed by the Newbelco Board, all of whom will be non-executive directors. The chairman of the Remuneration Committee will be a representative of the AB InBev Reference Shareholder and the other two members will meet the requirements of independence as set out in the Newbelco Governance Charter and in the Belgian Companies Code. The CEO and the Chief People Officer will be invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The Remuneration Committee shall meet at least four times a year and more often if required, and shall be convened by its chairman or at the request of at least two of its members.

The Remuneration Committee’s principal role will be to guide the Newbelco Board with respect to all its decisions relating to the remuneration policies for the Newbelco Board, the CEO and the Newbelco EBM and on their individual remuneration packages. The Remuneration Committee will ensure that the CEO and members of the Newbelco EBM are incentivised to achieve, and are compensated for, exceptional performance. The Remuneration Committee will also ensure the maintenance and continuous improvement of Newbelco’s compensation policy which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Remuneration Committee:

•	Mr. Marcel Herrmann Telles, Chairman

•	Mr. Olivier Goudet, member

•	Mr. Elio Leoni Sceti, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Remuneration Committee has not been effected; accordingly, the persons who will serve as members of the Remuneration Committee following Completion may differ from the persons currently expected to serve in such capacity.

4.2.5.4 Nomination	Committee

The Nomination Committee will consist of five members appointed by the Newbelco Board, all of whom will be non-executive directors. The five members will include the Chairman of the Newbelco Board and the chairman of the Remuneration Committee. Four of the five Nomination Committee members will be representatives of the AB InBev Reference Shareholder. The CEO, the Chief People Officer and the Chief Legal and Corporate Affairs Officer will be invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The Nomination Committee’s principal role will be to guide the Newbelco Board appointment process. The Nomination Committee will (i) identify candidates qualified to become independent directors, (ii) review candidate directors proposed by the AB InBev Reference Shareholder and the Restricted Newbelco Shareholders, and (iii) make recommendations in view of the appointment of directors at the shareholders’ meeting. The Nomination Committee will also guide the Newbelco Board with respect to all its decisions relating to the appointment and retention of key talent within Newbelco.

The Nomination Committee shall meet at least two times a year, and more, if required.

Upon Completion, it is expected that the Newbelco Board will appoint the following persons as members of the Nomination Committee:

•	Mr. Marcel Herrmann Telles, Chairman

•	Mr. Grégoire de Spoelberch, member

•	Mr. Olivier Goudet, member

•	Mr. Carlos Alberto da Veiga Sicupira, member

•	Mr. Alexandre Van Damme, member

It should be noted however that, as of the date of this Prospectus, the requisite corporate action to appoint the persons who will serve as members of the Nomination Committee has not been effected; accordingly, the persons who will serve as members of the Nomination Committee following Completion may differ from the persons currently expected to serve in such capacity.

4.3    Executive management

4.3.1    Role and responsibilities, composition, structure and organisation

4.3.1.1 CEO

The Newbelco Board will appoint and remove the CEO.

The CEO will be responsible for the day-to-day management of Newbelco and will oversee the organisation and efficient day-to-day management of subsidiaries, affiliates and joint ventures. The CEO will report to the Newbelco Board. The CEO will be responsible for the execution and management of all Newbelco Board decisions.

Upon Completion Mr. Carlos Brito, the existing chief executive officer of AB InBev, will serve as CEO of Newbelco.

4.3.1.2	Executive board of management

The CEO will be supported by the Newbelco EBM which will report to the CEO. The Newbelco EBM will be comprised of the CEO, functional heads (or ‘chiefs’) and zone presidents. The Newbelco EBM will perform such duties as may be assigned to it from time to time by the CEO or the Newbelco Board.

Directors may not hold executive roles in Newbelco (be it as members of the Newbelco EBM or otherwise) or be employees of Newbelco.

The Newbelco EBM will be composed as follows:

Carlos Brito CEO
Functional heads (chiefs)		Zone presidents
Sabine Chalmers	Chief Legal & Corporate Affairs Officer	Jan Craps	Asia Pacific South
Michel Doukeris	Chief Sales Officer (effective January 2017) (1)	Jean Jereissati	Asia Pacific North (effective January 2017) (2)
Felipe Dutra	Chief Financial & Technology Officer	Mauricio Leyva	Middle Americas
Pedro Earp	Chief Disruptive Growth Officer	Carlos Lisboa	Latin America South (effective January 2017) (3)
Claudio Garcia	Chief People Officer	Stuart MacFarlane	Europe
Peter Kraemer	Chief Supply Officer	Ricardo Moreira	Latin America COPEC
Tony Milikin	Chief Procurement Officer	João Castro Neves	North America
Miguel Patricio	Chief Marketing Officer	Bernardo Pinto Paiva	Latin America North
Transitional roles:		Ricardo Tadeu	Africa
David Almeida	Chief Integration Officer
Claudio Braz Ferro	Chief Supply Integration Officer

Notes:

(1)	Until January 2017, Luiz Fernando Edmond will be Newbelco’s Chief Sales Officer. Michel Doukeris will replace Luiz Fernando Edmond as Newbelco’s Chief Sales Officer as from January 2017.
(2)	Until January 2017, Michel Doukeris will be Newbelco’s Zone President Asia Pacific North. Jean Jereissati will replace Michel Doukeris as Newbelco’s Zone President Asia Pacific North as from January 2017.
(3)	Until January 2017, Marcio Froes will be Newbelco’s Zone President Latin America South. Carlos Lisboa will replace Marcio Froes as Newbelco’s Zone President Latin America South as from January 2017.

Carlos Brito will be Newbelco’s CEO. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. He held positions at Shell Oil and Daimler Benz prior to joining Ambev in 1989. At Ambev he had roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is also a member of the board of directors of Ambev and of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

Sabine Chalmers will be Newbelco’s Chief Legal and Corporate Affairs Officer and Secretary to the board of directors. Born in 1965, Ms. Chalmers is a U.S. citizen of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. Ms. Chalmers joined AB InBev in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as General Counsel of the Latin American and North American businesses. Prior to Diageo, she was an associate at the law firm of Lovells in London, specialising in mergers and acquisitions. Ms. Chalmers is a member of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors. She also serves on several professional councils and not-for-profit boards, including the Association of Corporate Counsel and Legal Momentum, the United States’ oldest legal defence and education fund dedicated to advancing the rights of women and girls.

Michel Doukeris will be Newbelco’s Chief Sales Officer (effective January 2017). Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held sales positions of increasing responsibility before becoming Vice President, Soft Drinks for AB InBev’s Latin America North zone in 2008. He was appointed President, AB InBev China in January 2010 and currently serves as Zone President, Asia Pacific of AB InBev, a position he has held since January 2013.

Luiz Fernando Edmond will be Newbelco’s Chief Sales Officer (until January 2017). Born in 1966, he is a Brazilian citizen and holds a Degree in Production Engineering from the Universidade Federal do Rio de Janeiro. Mr. Edmond joined Brahma, which later became Ambev, in 1990 as part of its first Management Trainee Program. At Ambev, he held various positions in the commercial, supply and distribution areas. He was appointed Zone President, Latin America North and Ambev’s Chief Executive Officer in January 2005 and held the position of Zone President, North America from November 2008 to December 2014. He was also a member of the board of directors of Ambev until December 2014. Effective 1 January 2015, he became AB InBev’s Chief Sales Officer.

Felipe Dutra will be Newbelco’s Chief Financial and Technology Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of AB InBev’s subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and he became AB InBev’s Chief Financial Officer in January 2005. In 2014, Mr. Dutra became AB InBev’s Chief Financial and Technology Officer. He is also a member of the board of directors of Ambev and of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

Pedro Earp will be Newbelco’s Chief Disruptive Growth Officer. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Financial Economics from the London School of Economics. Mr. Earp joined AB InBev in 2000 as a Global Management Trainee in AB InBev’s Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to AB InBev’s global headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed VP, Strategic Planning in Canada in 2006, Global VP, Insights and Innovation in 2007, Global VP, M&A in 2009 and VP, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer of AB InBev in February 2015.

Claudio Garcia will be Newbelco’s Chief People Officer. Born in 1968, he is a Brazilian citizen and holds a degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined Ambev as a management trainee in 1991 and thereafter held various positions in Finance and Operations before being appointed Information Technology and Shared Services Director in 2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. To ensure a greater focus on building the best people pipeline globally, Mr. Garcia was appointed AB InBev’s Chief People Officer in 2014 focusing on AB InBev’s People organisation globally. This includes the Global Management Trainee Program, Global MBA recruitment, executive education and training and engagement initiatives.

Peter Kraemer will be Newbelco’s Chief Supply Officer. Born in 1965, he is a U.S. Citizen. A fifth-generation Brewmaster and a native of St. Louis, Peter holds a Master’s degree in Business Administration from St. Louis University and a Bachelor’s degree in Chemical Engineering from Purdue University. He joined AB InBev 27 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Peter became VP, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

Tony Milikin will be Newbelco’s Chief Procurement Officer. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Mr. Milikin joined AB InBev in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Miguel Patricio will be Newbelco’s Chief Marketing Officer. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President, Marketing before being appointed Vice President, Marketing of InBev’s North American zone based in Toronto in January 2005. In January 2006, he was promoted to Zone President, North America, and in January 2008 he moved to Shanghai to take on the role of Zone President, Asia Pacific. He became AB InBev’s Chief Marketing Officer in July 2012.

David Almeida will be Newbelco’s Chief Integration Officer (transitional role). Born in 1976, David is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Vice President, U.S. Sales, a role he took on in 2011, having previously held the position of Vice President, Finance for the North American organisation. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining InBev in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Claudio Braz Ferro will be Newbelco’s Chief Supply Integration Officer (transitional role). Born in 1955, Mr. Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa María, RS, and has studied Brewing Science at the Catholic University of Leuven. Mr. Ferro joined Ambev in 1977, where he held several key positions, including plant manager of the Skol brewery, Industrial Director of Brahma operations in Brazil and later VP Operations at Ambev in Latin America. Mr. Ferro also played a key role in structuring the supply organisation when Brahma and Antarctica combined to form Ambev in 2000. He was appointed Chief Supply Officer of AB InBev in January 2007 and then Chief Supply Integration Officer of AB InBev in March 2016.

Jan Craps will be Newbelco’s Zone President Pacific South. Born in 1977, Jan is a Belgian citizen and received a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, both in Belgium. Jan joined InBev in 2002 following two years as an associate consultant with McKinsey & Company and subsequently acquired a range of international experience in a number of senior marketing and sales executive positions in France and Belgium. In 2011, he relocated to Canada to lead AB InBev’s Quebec Sales Region and was then appointed Head of Sales for Canada followed by his appointment as Business Unit President in 2014.

Jean Jereissati will be Newbelco’s Zone President Asia Pacific North (effective January 2017). Born in 1974, Jean is a Brazilian citizen and earned a Bachelor’s degree in Business Administration from Fundação Getúlio Vargas in Brazil. Jean joined Ambev in 1998 in the commercial area. Prior to his current appointment as AB InBev’s Business Unit President China in 2013, he served as Business Unit President Hispanic Latin America during which time he led the integration of Cerveceria Nacional Dominicana. Jean also integrated Corona and Modelo Especial into AB InBev’s portfolio in Guatemala.

Mauricio Leyva will be Newbelco’s Zone President Middle Americas. Born in 1970, Mauricio is a Colombian citizen and received a Bachelor’s Degree in Business Administration from Universidad de Los Andes in Colombia and an International Management Diploma from ICN Postgraduate Business School, University de Nancy in France. Mauricio joined SABMiller Colombia in January 2005 as Commercial Vice President. His background includes senior roles in Sales and Marketing. In 2009, he was appointed President of SABMiller Honduras and later moved to Peru as the President and CEO. In 2013 he was named Chairman and Managing Director for South Africa, which position he currently holds.

Carlos Lisboa will be Newbelco’s Zone President Latin America South (effective January 2017). Born in 1969, Carlos is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Carlos joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin America North Zone. Carlos then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands.

Marcio Froes will be Newbelco’s Zone President, Latin America South (until January 2017). Born in 1968, he is a Brazilian citizen and received a Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and a Master’s Degree in Brewing from the University of Madrid, Spain, in Industrial Technology. He joined Ambev in 1993 as a Management Trainee and has held roles in Supply, People and Sales, before being appointed Vice President, People for AB InBev’s Canadian business in 2006. In Canada, he also served as Vice President, Supply and Sales prior to being appointed Business Unit President from 2008 to 2009. Most recently, he was Vice President, Supply in Latin America North and was appointed Zone President, Latin America South of AB InBev in January 2014.

Stuart MacFarlane will be Newbelco’s Zone President Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined AB InBev in 1992 and since then has held senior roles in Finance, Marketing and Sales and was Managing Director for AB InBev’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and, in January 2012, became AB InBev’s Zone President, Central & Eastern Europe. In January 2014, he was appointed as Zone President, Europe to lead AB InBev’s new single European zone.

Ricardo Moreira will be Newbelco’s Zone President Latin America COPEC. Born in 1971, Ricardo is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialisation in Management from Chicago University in the U.S. Ricardo joined Ambev in 1995 and held various positions in the Sales and Finance organisations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Ricardo moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organisations and lead the commercial integration of Grupo Modelo. Ricardo Moreira is currently AB InBev’s Marketing Vice President for the Mexico Zone.

João Castro Neves will be Newbelco’s Zone President North America. Born in 1967, Mr. Castro Neves is a Brazilian citizen and holds a Degree in Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. He joined Ambev in 1996 and has held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. He was Ambev’s Chief Financial Officer and Investor Relations Officer before being appointed Zone President Latin America South in January 2007. He took on the role of Zone President Latin America North and CEO of Ambev in January 2009 and was appointed Zone President North America of AB InBev effective 1 January 2015. He is also a member of the board of directors of Ambev.

Bernardo Pinto Paiva will be Newbelco’s Zone President, Latin America North. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at AB InBev has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President, North America in January 2008 and Zone President, Latin America South in January 2009 before becoming Chief Sales Officer in January 2012. Effective 1 January 2015, he became Zone President, Latin America North and CEO of Ambev.

Ricardo Tadeu will be Newbelco’s Zone President Africa. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He joined AB InBev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for AB InBev’s operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He is also a member of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

The business address for all the executives listed above will be Brouwerijplein 1, 3000 Leuven, Belgium.

4.3.2    General information on the members of Newbelco EBM

In relation to each of the individuals listed in section 4.3.1.2 (Executive board of management) above, other than as set out above, Newbelco is not aware of (i) any convictions in relation to fraudulent offences in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

It is expected that none of these executives will have upon Completion:

•	any conflicts of interest within the meaning of the Belgian Companies Code between any duties owed to Newbelco and any private interests and/or other duties; or

•	a family relationship with any member of the Newbelco Board whose identity is known at the date of this Prospectus (see section 4.2.2.1(i) (Newbelco Board composition) above) or with any other member of the Newbelco EBM listed in section 4.3.1.2 (Executive board of management) above.

Over the five years preceding the date of this Prospectus, the individuals listed in section 4.3.1.2 (Executive board of management) above hold or have held the following main directorships (apart from directorships they have held with AB InBev and its subsidiaries, or SABMiller and its subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Carlos Brito

Member of the Board of Trustees and Finance Committee of the Greenwich Academy, Inc;

Member of the Advisory Board of the Tsinghua University School of Economics and Management; Chairman of the CEO Group at the International Alliance for Responsible Drinking (IARD); Member of the Global Brewers Initiative (GBI)

Advisory Council Member of Stanford Graduate School of Business; IAB Council Member of the China Europe International Business School (CEIBS)
Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Legal Momentum	—
Michel Doukeris	—	—
Luiz Fernando Edmond	—	—
Felipe Dutra	—	Director of Whitby School
Pedro Earp	—	Voxus
Claudio Garcia	Director of Lojas Americanas	—
Peter Kraemer	—	American Malting and Barley Association Inc.
Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council
Miguel Patricio	—	—
David Almeida	—	—
Claudio Braz Ferro	Member of the Board of Touch Foundation	—
Jan Craps	—	—
Jean Jereissati	—	—
Mauricio Leyva	—	—
Marcio Froes	—	—
Carlos Lisboa	—	—
Stuart MacFarlane	—	—

Name	Current	Past
Ricardo Moreira	—	—
João Castro Neves	—	Director of Fundaçao Antonio e Helena Zerrenner
Bernardo Pinto Paiva	Director of Fundaçao Antonio e Helena Zerrenner	—
Ricardo Tadeu	—	—

4.4 Compensation of Newbelco directors and members of the Newbelco EBM

4.4.1    Compensation of Newbelco directors

4.4.1.1 General

The Newbelco Board will be comprised of fifteen members, as set out in section 4.2.2.1(i) (Newbelco Board composition) above. Among these members, twelve are expected to be existing members of the AB InBev Board while three members of the Newbelco Board will be Restricted Newbelco Share Directors (whose identities are not known at the date of this Prospectus).

Section 4.4.1.2 below provides details on the remuneration and benefits paid in the last financial year by AB InBev to the twelve members of the AB InBev Board who will sit on the Newbelco Board upon closing of the Belgian Offer.

Unless otherwise specified, all compensation amounts in this section 4.4.1 are gross of tax.

4.4.1.2 Compensation of the existing members of the AB InBev board

(i)    AB InBev remuneration policy

The current AB InBev directors receive fixed compensation in the form of annual fees and supplemental fees for physical attendance at board committee meetings or supplemental board meetings, and variable compensation in the form of long-term incentive (LTI) stock options. AB InBev’s remuneration committee recommends the level of remuneration for directors, including the chairman of the board. These recommendations are subject to approval by the AB InBev Board and, subsequently, by AB InBev Shareholders at the annual shareholders’ meeting. The remuneration committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, the AB InBev Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the board committees and the rules for reimbursement of directors’ business-related out-of-pocket expenses.

(ii)     Compensation paid by AB InBev in 2015

The base annual fee for the AB InBev directors in 2015 amounted to EUR 75,000 based on attendance at ten board meetings. The base supplement for each additional physical board meeting or for each committee meeting attended amounted to EUR 1,500. The fees received by the chairman of the AB InBev Board in 2015 were double the respective base amounts. The annual shareholders’ meeting of AB InBev on 29 April 2015 decided to increase the fixed annual fee for the chairman of the audit committee to an amount which is 70% higher than the fixed annual fee for the other directors (previously, the fixed annual fee for the chairman of the audit committee was 30% higher than the fixed annual fee for the other directors). In practice, this means that the fixed annual remuneration of the chairman of the audit committee increased from EUR 97,500 to EUR 127,500 as of 1 May 2015. The increase was motivated by the importance of the role, its risk exposure and the increasing responsibilities entrusted to the chairman of the audit committee.

All other directors received the base amount of fees. AB InBev does not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

On 29 April 2015, the annual shareholders’ meeting of AB InBev granted each director 15,000 LTI stock options. The chairman of the board of directors was granted 30,000 LTI stock options and the chairman of the audit committee was granted 25,500 LTI stock options. The LTI stock options have an exercise price of EUR 113.10 per share, which is the closing price of AB InBev’s share on the day preceding the grant date, i.e. on 28 April 2015. The LTI stock options have a lifetime of ten years and cliff vest after five years, i.e. on 29 April 2020.

The table below provides an overview of the fixed and variable compensation that the twelve members of the AB InBev Board who will sit on the Newbelco Board upon closing of the Belgian Offer, received in 2015:

Name	Number of AB InBev Board meetings attended	Annual fee for AB InBev Board meetings	Fees for AB InBev Committee meetings	Total fee	Number of AB InBev stock options granted(1)
		(EUR)	(EUR)	(EUR)
María Asuncion Aramburuzabala	10	75,000	0	75,000	15,000
Alexandre Behring	13	75,000	6,000	81,000	15,000
M. Michele Burns (as of 29 April 2015)	9	85,000	22,500	107,500	0
Paul Cornet de Ways Ruart	13	75,000	0	75,000	15,000
Stéfan Descheemaeker	13	75,000	6,000	81,000	15,000
Olivier Goudet (Chairman as of 29 April 2015)	13	132,500	33,000	165,500	25,500
Paulo Alberto Lemann	13	75,000	6,000	81,000	15,000
Elio Leoni Sceti	13	75,000	6,000	81,000	15,000
Carlos Alberto da Veiga Sicupira	13	75,000	6,000	81,000	15,000
Grégoire de Spoelberch	13	75,000	6,000	81,000	15,000
Marcel Herrmann Telles	13	75,000	27,000	102,000	15,000
Alexandre Van Damme	13	75,000	24,000	99,000	15,000

Total	—	967,500	142,500	1,110,000	175,500

Note:

(1)	Stock options were granted under the LTI Stock Option Plan Directors on 29 April 2015. The stock options have an exercise price of EUR 113.10 (USD 125.79) per share, have a term of ten years and cliff vest after five years.

The table below sets forth, for each of the twelve members of the AB InBev Board who will sit on the Newbelco Board upon closing of the Belgian Offer, the number of LTI stock options they owned as of 31 December 2015: (1)(3)

	LTI 23(2)	LTI 22(1)(3)	LTI 21	LTI 20	LTI 19(3)	LTI 18(3)	LTI 17	Rights-Offering Compensation	LTI 14(3)	LTI 13(3)	Total options
Grant date	29 April 2015	30 April 2014	24 April 2013	26 April 2012	26 April 2011	27 April 2010	28 April 2009	28 April 2009	25 April 2006	26 April 2005
Expiry date	28 April 2025	29 April 2024	23 April 2018	25 April 2017	25 April 2016	26 April 2015	27 April 2014	27 April 2014	24 April 2016	25 April 2015
María Asuncion Aramburuzabala	15,000	0	0	0	0	0	0	0	0	0	15,000
Alexandre Behring	15,000	0	0	0	0	0	0	0	0	0	15,000
M. Michele Burns	0	0	0	0	0	0	0	0	0	0	0
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Stéfan Descheemaeker	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Olivier Goudet	25,500	20,000	20,000	15,000	0	0	0	0	0	0	80,500
Paulo Alberto Lemann	15,000	0	0	0	0	0	0	0	0	0	15,000
Elio Leoni Sceti	15,000	0	0	0	0	0	0	0	0	0	15,000
Marcel Herrmann Telles	15,000	15,000	15,000	15,000	15,000	0	0	0	8,269	0	83,269
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	0	0	0	0	0	0	60,000
Carlos Alberto da Veiga Sicupira	15,000	15,000	15,000	15,000	15,000	0	0	0	8,269	0	83,269

Strike price (EUR)	113.10	80.83	76.20	54.51	40.92	37.51	21.72	21.72	38.70	27.08	—

Notes:

(1)	At the annual shareholders’ meeting of AB InBev of 30 April 2014, all outstanding LTI warrants under AB InBev’s LTI Warrant Plan were converted into LTI stock options, i.e. the right to purchase existing ordinary shares of AB InBev instead of the right to subscribe to newly issued ordinary shares of AB InBev. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged.
(2)	Stock options were granted under the LTI Stock Option Plan Directors in April 2015. The stock options have an exercise price of EUR 113.10 (USD 125.79) per share, have a term of ten years and cliff vest after five years.
(3)	In January 2015, Stéfan Descheemaeker exercised 15,000 options of the LTI 19 Series. In April 2015, Carlos Sicupira and Marcel Telles each exercised 15,000 options of the LTI 18 Series and 9,364 options of the LTI 13 Series, which both expired in April 2015. In April 2015, Grégoire de Spoelberch exercised 15,000 options of the LTI 19 Series. In December 2015, Alexandre Van Damme exercised 8,269 options of the LTI 14 Series and 15,000 options of the LTI 19 Series.

(iii)     Directors’ share ownership in AB InBev

The table below sets forth the number of AB InBev Shares owned by the twelve members of the AB InBev Board who will sit on the Newbelco Board upon closing of the Belgian Offer, as of 30 June 2016:

Name	Number of AB InBev Shares held	% of AB InBev outstanding shares
María Asuncion Aramburuzabala	(*)	(*)
Alexandre Behring	(*)	(*)
M. Michele Burns	(*)	(*)
Paul Cornet de Ways Ruart	(*)	(*)
Stéfan Descheemaeker	(*)	(*)
Olivier Goudet	(*)	(*)
Paulo Alberto Lemann	(*)	(*)
Elio Leoni Sceti	(*)	(*)
Grégoire de Spoelberch	(*)	(*)
Marcel Herrmann Telles	(*)	(*)
Alexandre Van Damme	(*)	(*)
Carlos Alberto da Veiga Sicupira	(*)	(*)

TOTAL	(*)5,436,680	<1%

(*)	Each director owns less than 1% of AB InBev’s outstanding shares as of 30 June 2016.

Please refer to section 2.2.3 (Step 3: the Belgian Merger) of Part V of this Prospectus for a description of the exchange of AB InBev Shares into New Ordinary Shares in the context of the Transaction.

(iv)    Directors’ share ownership in SABMiller

As at 30 June 2016, none of the twelve members of the AB InBev Board who will sit on the Newbelco Board upon closing of the Belgian Offer, held shares in SABMiller.

4.4.2    Compensation of members of the Newbelco EBM 6

4.4.2.1 General

The Newbelco EBM will comprise some of the members of AB InBev’s current executive board of management, as set out in section 4.3 (Executive management) above. Section 4.4.2.2 below provides details on the remuneration and benefits paid by AB InBev to the members of its executive board of management (some of which will become members of the Newbelco EBM upon Completion) in the last financial year.

It is expected that upon Completion Newbelco will adopt a remuneration policy that is, in all material respects, identical to the current remuneration policy of AB InBev.

Unless otherwise specified, all compensation amounts in this section 4.4.2 are gross of tax.

4.4.2.2	Compensation of the members of the executive board of management of AB InBev

(i)    AB InBev remuneration policy

The main elements of the AB InBev executive remuneration are (i) a fixed base salary, (ii) variable performance-related compensation, (iii) long-term incentive stock options, (iv) post-employment benefits, and (v) other compensation.

AB InBev’s executive compensation and reward programs are overseen by AB InBev’s remuneration committee. It submits recommendations on the compensation of AB InBev’s chief executive officer to the AB InBev Board for approval. Upon the recommendation of AB InBev’s chief executive officer, the remuneration committee also submits recommendations on the compensation of the other members of the executive board of management to the board of directors for approval. Such submissions to the AB InBev Board include recommendations on the annual

[6]

Figures in this section may differ from the figures in the notes to the AB InBev consolidated financial statements (incorporated by reference in this Prospectus) for the following reasons: (i) figures in this section are figures gross of tax, while figures in the notes to the AB InBev consolidated financial statements are reported as “cost for the Company”; (ii) the split “short-term employee benefits” vs. “share-based compensation” in the notes to the AB InBev consolidated financial statements does not necessarily correspond to the split “base salary” vs. “variable compensation” in this section. Short-term employee benefits in the notes to the AB InBev consolidated financial statements include the base salary and the portion of the variable compensation paid in cash. Share-based compensation includes the portion of the variable compensation paid in shares and certain non-cash elements, such as the fair value of the options granted, which is based on financial pricing models; and (iii) the scope for the reporting is different as the figures in the notes to the AB InBev consolidated financial statements also contain the remuneration of executives who left during the year, while figures in this section only contain the remuneration of executives who were in service at the end of the reporting year.

targets and corresponding variable compensation scheme. Further, in certain exceptional circumstances, the remuneration committee or its appointed designees may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date. The nomination committee of AB InBev approves the targets and individual annual targets and the remuneration committee approves the target achievement and corresponding annual and long-term incentives of members of AB InBev’s executive board of management. The remuneration policy and any schemes that grant shares or rights to acquire shares are submitted to AB InBev’s annual shareholders’ meeting for approval.

AB InBev’s compensation system is designed to support its high-performance culture and the creation of long-term sustainable value for its shareholders. The goal of the system is to reward executives with market-leading compensation, which is conditional upon both AB InBev’s overall success and individual performance. It ensures alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company and enables AB InBev to attract and retain the industry’s best talent at global levels.

Through AB InBev’s Share-Based Compensation Plan, executives who demonstrate personal financial commitment to the company by investing (all or part of) their annual variable compensation in AB InBev Shares will be rewarded with the potential for significantly higher long-term compensation.

(ii)    Compensation paid by AB InBev in 2015

Base salary

In order to ensure alignment with market practice, base salaries of the members of the executive board of management of AB InBev are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of Fast Moving Consumer Goods peer companies (Peer Group) is used when available. The Peer Group consists, among others, of British American Tobacco, Cargill Europe, Coca Cola Enterprises, Kimberly Clark, PepsiCo International, Phillip Morris and Unilever. If Peer Group data are not available for a given level in certain geographies, data from Fortune 100 companies are used. AB InBev’s executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation is intended to be 10% above the 3rd quartile.

In 2015, based on his employment contract, the chief executive officer of AB InBev earned a fixed salary of EUR 1.47 million (USD 1.64 million). The other members of AB InBev’s executive board of management earned an aggregate base salary of EUR 9.92 million (USD 11.04 million).

Variable performance-related compensation

The variable performance-related compensation element of remuneration for members of AB InBev’s executive board of management is aimed at rewarding executives for driving its short- and long-term performance. The target variable compensation is expressed as a percentage of the annual market reference salary applicable to the executive based on Peer Group or other data (as described above). The effective pay-out of variable compensation is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics. Total company and business unit targets are based on four key performance metrics which focus on top-line growth, profitability and value creation. For 2015, these key performance metrics are market share, total revenue growth, EBITDA and cash flow.

Below a hurdle of achievement for total company and business unit targets, no bonus is earned. In addition, the final individual bonus pay-out percentage also depends on each executive’s personal achievement of their individual performance targets. Individual performance targets of AB InBev’s chief executive officer and the executive board of management may consist of financial and non-financial targets, such as sustainability and other elements of corporate social responsibility as well as compliance-and ethics-related targets. Typical performance measures in this area can relate to employee management, talent pipeline, “Better World” goals and compliance dashboards, among other metrics that are also important for sustainable financial performance. Targets achievement is assessed by AB InBev’s remuneration committee on the basis of accounting and financial data.

Variable compensation is generally paid annually in arrears after publication of AB InBev’s full-year results. The variable compensation may be paid out semi-annually at the discretion of the AB InBev Board based on the achievement of semi-annual targets. In such cases, the first half of the variable compensation is paid immediately after publication of the half-year results, and the second half of the variable compensation is paid after publication of the full-year results. In 2015, in order to align the U.S. organisation against the delivery of specific targets for this market, the board of directors decided to apply semi-annual targets which resulted in a semi-annual payment of 50% of the annual incentive in August 2015 and in March 2016, respectively. The variable compensation for the remainder of executives will be paid in arrears after publication of AB InBev’s full-year results in or around March 2016.

For the full year 2015, the chief executive officer of AB InBev earned variable compensation of EUR 2.96 million (USD 3.29 million). The other members of the executive board of management of AB InBev earned aggregate variable compensation of EUR 13.19 million (USD 14.67 million).

The amount of variable compensation is based on AB InBev’s performance during the year 2015 and the executives’ individual target achievement. The variable compensation was paid in March 2016. No variable compensation was paid to members of the executive board of management in August 2015 for performance in the first half of 2015.

Long-term incentive stock options

The following table sets forth information regarding the number of stock options granted in 2015 under AB InBev’s 2009 Long-Term Incentive Stock-Option Plan to the chief executive officer of AB InBev and the other members of the executive board of management of AB InBev at that point in time.

Except where indicated otherwise in the table below, the options were granted on 22 December 2015, have an exercise price of EUR 113.00 (USD 125.68) and become exercisable after five years:

Name (1)	Long-Term Incentive options granted
Carlos Brito – CEO	487,804
David Almeida(3)	12,977
Miguel Patricio	55,005
Sabine Chalmers	68,756
Michel Doukeris	45,837
Felipe Dutra	123,761
Pedro Earp	18,335
Luiz Fernando Edmond	82,507
Claudio Braz Ferro	45,837
Marcio Froes(2)	0
Claudio Garcia	32,086
Stuart MacFarlane	36,670
Tony Milikin	22,918
João Castro Neves	82,507
Bernardo Pinto Paiva(2)	0
Ricardo Tadeu	34,378

Notes:

(1)	Peter Kraemer is not mentioned in this table as he was not yet a member of the executive board of management of AB InBev at the time the stock options were granted.
(2)	Bernardo Pinto Paiva, AB InBev’s Zone President Latin America North, and Marcio Froes, AB InBev’s Zone President Latin America South, participated in 2015 in the incentive plans of Ambev that are disclosed separately by Ambev.
(3)	The options were granted to David Almeida on 1 December 2015, have an exercise price of EUR 121.95 (USD 135.63 ) and become exercisable after five years.

Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

In 2015, in accordance with the decision of AB InBev’s remuneration committee to approve a variant of AB InBev’s Exchange Program and to allow the early release of the vesting conditions of the Series B Options granted under AB InBev’s November 2008 Exceptional Grant for executives who are relocated, e.g. to the United States, Pedro Earp, a member of the executive board of management of AB InBev, has exercised 0.30 million Series B Options. The AB InBev Shares that resulted from the exercise of these options will remain blocked until 31 December 2023.

Post-employment benefits

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 23 “Employee benefits” to AB InBev’s audited consolidated financial statements as at and for the year ended 31 December 2015, incorporated by reference in this Prospectus, for further details on AB InBev’s employee benefits.

AB InBev’s executives participate in its pension schemes in either Belgium or their home country. These schemes are in line with predominant market practices in the respective geographic environments.

AB InBev’s chief executive officer participates in a defined contribution plan. AB InBev’s annual contribution to his plan in 2015 amounted to approximately USD 0.21 million. The total amount AB InBev had set aside to provide pension, retirement or similar benefits for members of its executive board of management in the aggregate was USD 2.0 million as of both 31 December 2015 and 31 December 2014. See note 31 “Related parties” to AB InBev’s audited consolidated financial statements as at and for the year ended 31 December 2015, incorporated by reference in this Prospectus.

Other compensation

AB InBev also provides its executives with life and medical insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In addition to life and medical insurance, AB InBev’s chief executive officer enjoys a schooling allowance in accordance with local market practice for a limited period of time.

Employment agreements and termination arrangements

Terms of hiring of AB InBev’s executive board of management are included in individual employment agreements. Executives are also required to comply with AB InBev’s policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations.

The employment agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of corporate and individual targets to be set by AB InBev. The specific conditions and modalities of the variable compensation are fixed by AB InBev in a separate plan which is approved by AB InBev’s remuneration committee.

Termination arrangements are in line with legal requirements and/or jurisprudential practice. The termination arrangements for the members of AB InBev’s executive board of management provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if AB InBev decides to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months.

During the year 2015, Jo Van Biesbroeck, former Chief Strategy Officer, retired from the AB InBev Group. No termination indemnity was granted.

Carlos Brito was appointed to serve as AB InBev’s chief executive officer starting as of 1 March 2006. In the event of termination of his employment other than on the grounds of serious cause, he is entitled to a termination indemnity of 12 months of remuneration including variable compensation as described above. There is no “claw-back” provision in case of misstated financial statements.

(iii)    Options owned by AB InBev executives

The table below sets forth the number of LTI stock options and matching options owned by the members of AB InBev’s executive board of management in aggregate as of 31 December 2015 under the LTI Stock-Option Plan Executives, the Share-Based Compensation Plans and the 2008 Exceptional Grant. Members of AB InBev’s executive board of management do not hold any warrants or stock options relating to AB InBev Shares under AB InBev’s other incentive plans.

Program	Options held in aggregate by AB InBev’s executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Stock-Option Plan 2009	457,467	35.90	18 December 2009	17 December 2019
LTI Stock-Option Plan 2009	838,215	42.41	30 November 2010	29 November 2020
LTI Stock-Option Plan 2009	897,430	44.00	30 November 2011	29 November 2021
LTI Stock-Option Plan 2009	1,129,639	66.56	30 November 2012	29 November 2022
LTI Stock-Option Plan 2009	903,782	75.15	2 December 2013	1 December 2023
LTI Stock Option Plan 2009	717,679	94.46	1 December 2014	30 November 2024
LTI Stock Option Plan 2009	12,977	121.95	1 December 2015	30 November 2025
LTI Stock Option Plan 2009	1,136,401	113.00	22 December 2015	21 December 2025
Matching options 2007	0	33.59	2 April 2007	1 April 2017
Matching options 2008	61,974	34.34	3 March 2008	2 March 2018
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2009	414,431	27.06	14 August 2009	13 August 2019
Matching options 2010	15,296	36.52	5 March 2010	4 March 2020
November 2008 Exceptional Grant Options Series A	361,484	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	542,226	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(1)	0	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	1,265,194	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	4,337,809	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(1)	2,635,349	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11(1)	243,901	40.35	11 July 2011	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 13(1)	286,977	75.82	15 May 2013	24 November 2023
Matching options 2007 – Dividend Waiver 09(1)	0	33.24	1 December 2009	1 April 2017
Matching options 2008 – Dividend Waiver 09(1)	0	33.24	1 December 2009	2 March 2018
Matching options 2008 – Dividend Waiver 13(1)	49,468	75.82	15 May 2013	2 March 2018
Matching options 2009 – Dividend Waiver 13(1)	74,869	75.82	15 May 2013	5 March 2019
Matching options 2009 – Dividend Waiver 13(1)	37,131	75.82	15 May 2013	13 August 2019

(1)	Options granted under the dividend waiver program.

Please refer to section 3.5 (Share-based payment plans) of Part VII for a description of how the AB InBev stock option plans will be treated upon Completion.

(iv)    Management’s share ownership in AB InBev

The table below sets forth the number of AB InBev Shares owned by the members of the executive board of management of AB InBev as of 30 June 2016.

Name	Number of AB InBev shares held	% of AB InBev outstanding shares
Carlos Brito	(*)	(*)
David Almeida	(*)	(*)
João Castro Neves	(*)	(*)
Sabine Chalmers	(*)	(*)
Michel Doukeris	(*)	(*)
Felipe Dutra	(*)	(*)
Pedro Earp	(*)	(*)
Luiz Fernando Edmond	(*)	(*)
Claudio Braz Ferro	(*)	(*)
Peter Kraemer	(*)	(*)
Marcio Froes	(*)	(*)
Claudio Garcia	(*)	(*)
Stuart MacFarlane	(*)	(*)
Tony Milikin	(*)	(*)
Miguel Patricio	(*)	(*)
Bernardo Pinto Paiva	(*)	(*)
Ricardo Tadeu	(*)	(*)
TOTAL	16,781,148	1.04%

(*)	Each member of AB InBev’s executive board of management owns less than 1% of AB InBev outstanding shares as of 30 June 2016.

Please refer to section 2.2.3 (Step 3: the Belgian Merger) of Part V for a description of the exchange of AB InBev Shares into New Ordinary Shares in the context of the Transaction.

(v)    Management’s share ownership in SABMiller

As at 30 June 2016, none of the current members of the executive board of management of AB InBev held shares in SABMiller.

4.5    Certain transactions and other contractual relationships

As at the date of this Prospectus, Newbelco is not aware of any potential conflicts of interests between any duties to Newbelco of any individuals who are expected to be members of the Newbelco Board upon closing of the Belgian Offer (and whose identities are known at the date of this Prospectus, see section 4.2.2.1(i) (Newbelco Board composition) above) and of any individuals listed in section 4.3.1.2 (Executive board of management) above, and their private interests and/or other duties.

Newbelco will be prohibited from making loans to members of the Newbelco Board and members of the Newbelco EBM, whether for the purpose of exercising options or for any other purpose.

5.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

5.1    Major shareholders of Newbelco following Completion

5.1.1    Shareholding structure

The following tables set forth certain information, as of 30 June 2016, regarding the expected holding of voting rights in Newbelco, after giving effect to the proposed Transaction, by each person who, based on current ownership of AB InBev Shares or SABMiller Shares or otherwise, is expected to be a holder of more than 3% of the voting rights attached to Newbelco Shares, alone or together with any party acting in concert with them.

The number of Restricted Newbelco Shares that will be outstanding following Completion depends on the number of UK Scheme Shareholders who elect for the Partial Share Alternative. AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares, respectively, representing in aggregate approximately 40.38% of SABMiller’s issued ordinary share capital as at 30 June 2016 (and excluding any shares held in treasury). See sections 11.1.1.6 (Altria Irrevocable) and 11.1.1.7 (BEVCO Irrevocable) of this Part VI for a description of such irrevocable undertakings. If only Altria and BEVCO elect the Partial Share Alternative, 316,999,695 Restricted Newbelco Shares will be outstanding, which is the minimum amount of Restricted Newbelco Shares expected to be outstanding following Completion.

Conversely, the Partial Share Alternative is limited to 326,000,000 Restricted Newbelco Shares. As a result, if the Partial Share Alternative is elected by UK Scheme Shareholders (other than Altria and BEVCO) in respect of approximately 18.6 million UK Scheme Shares (or more), then the maximum amount of 326,000,000 Restricted Newbelco Shares will be outstanding upon Completion. To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable), and the balance of the consideration due to UK Scheme Shareholders who elected for the Partial Share Alternative will be satisfied in cash in accordance with the terms of the Transaction. See section 2.2.1 (Step 1: the UK Scheme) of Part V of this Prospectus for further information in respect of the terms of the Transaction.

5.1.1.1	Assuming only Altria and BEVCO elect for the Partial Share Alternative

The table below assumes that Altria and BEVCO will elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings, but that all other UK Scheme Shareholders elect for the Cash Consideration. As a result, the percentage of voting rights held (as set out in the table below) is based on 1,924,701,459 Newbelco Shares, calculated as follows:

•	2,010,241,851 Newbelco Shares expected to be outstanding immediately following the Belgian Merger (comprised of 1,693,242,156 New Ordinary Shares and 316,999,695 Restricted Newbelco Shares);

minus

•	85,540,392 New Ordinary Shares expected to be held in treasury by Newbelco and its subsidiaries immediately following the Belgian Merger, the voting rights of which will be suspended. Such number of treasury shares is calculated based on (i) the number of AB InBev Shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (540,392 AB InBev Shares) plus (ii) the number of New Ordinary Shares expected to be kept as treasury shares by Newbelco after completion of the Belgian Merger (85,000,000 New Ordinary Shares). Please refer to section 3.1.1 (History and form of share capital) of Part VII of this Prospectus for further details.

Upon Completion, it is expected that the first twelve entities mentioned in the table will act in concert (it being understood that it is expected that (i) the first ten entities will act in concert within the meaning of Article 3, §1, 13º of the Transparency Law, and (ii) the eleventh and twelfth entities will act in concert with the first ten entities within the meaning of Article 3, §2 of the Takeover Law) and will hold, in aggregate, 847,648,483 New Ordinary Shares, representing 44.04% of the voting rights attached to the Newbelco Shares expected to be outstanding following Completion, based on the assumptions set out in the preceding paragraph. On the same basis, all other former AB InBev Shareholders not included in the table below are expected to hold 760,053,281 New Ordinary Shares, representing 39.49% of the voting rights attached to the Newbelco Shares expected to be outstanding following Completion.

Major shareholders	Number of SABMiller Shares	Number of AB InBev Shares	Number of Newbelco Shares after the Transaction	% of voting rights attached to Newbelco Shares after the Belgian Merger(5)(6)
Holders of New Ordinary Shares
AB InBev Reference Shareholder, a stichting incorporated under Dutch law	—	663,074,832	663,074,832	34.45%
EPS Participations, a company incorporated under Luxembourg law, affiliated to EPS SA, its parent company(1)	—	130,257,459	130,257,459	6.77%
EPS SA, a company incorporated under Luxembourg law, affiliated to the AB InBev Reference Shareholder that it jointly controls with BRC(1)	—	99,999	99,999	<0.01%
Rayvax, a company incorporated under Belgian law	—	484,794	484,794	0.03%
Sébastien Holding NV/SA, a company incorporated under Belgian law, affiliated to Rayvax, its parent company	—	10	10	<0.01%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	—	0	0	0.00%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	—	6,997,665	6,997,665	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	—	0	0	0.00%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it(2)	—	5,485,415	5,485,415	0.29%
BRC, a company incorporated under Luxembourg law, affiliated to the AB InBev Reference Shareholder that it jointly controls with EPS SA	—	37,598,236	37,598,236	1.95%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Takeover Law	—	3,645,605	3,645,605	0.19%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, §2 of the Takeover Law	—	4,468	4,468	<0.01%
Holders of Restricted Newbelco Shares
Altria (3)	430,000,000	—	208,106,670	10.81%
BEVCO (4)	225,000,000	—	108,893,025	5.66%

Notes:

(1)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the AB InBev Reference Shareholder and the shares it held directly in AB InBev, except for 100,000 shares. On 16 January 2015, EPS transferred one AB InBev Share to the AB InBev Reference Shareholder for certification by the latter, so that on 16 January 2015 EPS held 99,999 AB InBev Shares.
(2)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.
(3)	Represents ownership of 208,106,670 Restricted Newbelco Shares that will be convertible into New Ordinary Shares subject to the terms and conditions described elsewhere in this Prospectus.
(4)	Represents ownership of 108,893,025 Restricted Newbelco Shares that will be convertible into New Ordinary Shares subject to the terms and conditions described elsewhere in this Prospectus.
(5)	The percentage of Newbelco voting rights held is calculated based on 1,924,701,459 Newbelco Shares, as set out above. This also assumes that Altria and BEVCO will elect for the Partial Share Alternative in respect of the entire share capital of SABMiller beneficially owned by them in accordance with their irrevocable undertakings and that all other UK Scheme Shareholders elect for the Cash Consideration.
(6)	Each New Ordinary Share and each Restricted Newbelco Share will be entitled to one vote at Newbelco’s shareholders’ meetings except for shares owned by Newbelco or by any of its subsidiaries, the voting rights of which will be suspended. The shares held by Newbelco’s principal shareholders will not entitle such shareholders to different voting rights.

5.1.1.2 Assuming all SABMiller Shareholders elect for the Partial Share Alternative

For the sake of comparison, the table below assumes that all UK Scheme Shareholders (including Altria and BEVCO) elect for the Partial Share Alternative. As a result, the percentage of voting rights in Newbelco held (as set out in the table below) is based on 1,933,701,764 Newbelco Shares, calculated as follows:

•	2,019,242,156 Newbelco Shares expected to be outstanding immediately following the Belgian Merger (comprised of 1,693,242,156 New Ordinary Shares and 326,000,000 Restricted Newbelco Shares7);

minus

•	85,540,392 New Ordinary Shares expected to be held in treasury by Newbelco and its subsidiaries immediately following the Belgian Merger, the voting rights of which will be suspended. Such number of treasury shares is calculated based on (i) the number of AB InBev Shares expected to be held in treasury by certain of AB InBev’s subsidiaries on the date of the Belgian Merger (540,392 AB InBev Shares) plus (ii) the number of New Ordinary Shares expected to be kept as treasury shares by Newbelco after completion of the Belgian Merger (85,000,000 New Ordinary Shares). Please refer to section 3.1.1 (History and form of share capital) of Part VII of this Prospectus for further details.

	Number of SABMiller Shares	Number of AB InBev Shares	Number of Newbelco Shares after the Transaction		% of voting rights attached to Newbelco Shares after the Belgian Merger(3)
Holders of New Ordinary Shares
AB InBev Reference Shareholder and the eleven entities that act in concert with it within the meaning of Article 3, §1, 13º of Transparency Law and Article 3, §2 of the Takeover Law(1)	—	847,648,483	847,648,483		43.84%
Other former AB InBev Shareholders	—	760,053,281	760,053,281		39.31%
Holders of Restricted Newbelco Shares
Altria	430,000,000	—	84,585,274	(2)(4)	4.37%
BEVCO	225,000,000	—	44,259,736	(2)(4)	2.29%
Other former SABMiller Shareholders(2)	1,002,262,457	—	197,154,988	(2)(4)	10.20%

Notes:

(1)	Comprises the first twelve entities listed in the table under section 5.1.1.1 above. On this basis, the AB InBev Reference Shareholder would hold 34.29% of the voting rights attached to Newbelco Shares following Completion.
(2)	Based on the fully diluted share capital of SABMiller of 1,657,262,457 shares, calculated on the basis of:
(A)	SABMiller’s issued share capital as of the close of business on 30 June 2016 of 1,622,117,877 SABMiller ordinary shares (excluding 57,976,623 treasury shares); and
(B)	46,228,377 SABMiller ordinary shares (excluding 51,645 awards that will be settled in cash) which may be issued prior to completion of the Transaction on the exercise of options or vesting of awards under the SABMiller Share Award Plan and the SABMiller Share Option Plans, offset by 11,083,797 SABMiller ordinary shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016.
(3)	The percentage of Newbelco voting rights held is calculated based on 1,933,701,764 Newbelco Shares, as set out above. This also assumes that all UK Scheme Shareholders (including Altria and BEVCO) elect for the Partial Share Alternative for the entire share capital of SABMiller beneficially owned by them and that no holders of UK Scheme Shares elect for the Cash Consideration.
(4)	Persons electing for the Partial Share Alternative will have their entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of shares. As a result, the aggregate number of Restricted Newbelco Shares issued may sum to less than 326,000,000.

[7]	Persons electing for the Partial Share Alternative will have their entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of shares. As a result, the aggregate number of Restricted Newbelco Shares issued may sum to less than 326,000,000.

5.1.2    Reference shareholder and shareholders and voting arrangements

5.1.2.1	Reference shareholder

Upon Completion, the AB InBev Reference Shareholder will be the largest shareholder of the Combined Group holding a controlling interest. The AB InBev Reference Shareholder represents an important part of the interests of the founding families of AB InBev (mainly represented by EPS SA and EPS Participations) and the interests of the Brazilian families, previously shareholders of Ambev (represented by BRC).

Assuming no further issuances of AB InBev Shares after the date of this Prospectus and Newbelco issues 316,999,695 Restricted Newbelco Shares, it is expected that upon Completion the AB InBev Reference Shareholder will own 663,074,832 New Ordinary Shares, representing 34.45% of the voting rights attached to the Newbelco Shares expected to be outstanding upon Completion (see section 5.1.1.1 (Assuming only Altria and BEVCO elect for the Partial Share Alternative) above).

5.1.2.2	Shareholders’ agreement with the AB InBev Reference Shareholder

In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS SA, Rayvax and the AB InBev Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS SA to hold their interests in AB InBev through the AB InBev Reference Shareholder (except for approximately 130 million AB InBev Shares held directly or indirectly by EPS SA and approximately 37 million AB InBev Shares held directly by BRC as of 31 December 2015). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS SA contributed to EPS Participations its certificates in the AB InBev Reference Shareholder and the ordinary shares it held in AB InBev except for 100,000 ordinary shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS SA, Rayvax and the AB InBev Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the AB InBev Reference Shareholder, EPS SA, EPS Participations, BRC and Rayvax entered into a new shareholders’ agreement (the “2014 Shareholders’ Agreement”) that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into the 2016 Shareholders’ Agreement.

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the AB InBev Reference Shareholder, as well as (i) the transfer of the AB InBev Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the AB InBev Shares and the circumstances in which the AB InBev Shares held by the AB InBev Reference Shareholder may be de-certified and/or pledged at the request of BRC, EPS SA and EPS Participations. Providing the Belgian Offer and the Belgian Merger complete by 31 December 2017, references to AB InBev in the paragraphs below shall be construed as including and referring to Newbelco.

The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS SA/EPS Participations to transfer their AB InBev Reference Shareholder certificates.

Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS SA/EPS Participations jointly and equally exercise control over the AB InBev Reference Shareholder and the AB InBev Shares held by the AB InBev Reference Shareholder. The AB InBev Reference Shareholder is managed by an eight-member board of directors and each of BRC and EPS SA/EPS Participations have the right to appoint four directors to the AB InBev Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight AB InBev Reference Shareholder directors must be present or represented in order to constitute a quorum of the AB InBev Reference Shareholder board, and any action to be taken by the AB InBev Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS SA/EPS Participations. Subject to certain exceptions, all decisions of the AB InBev Reference Shareholder with respect to the AB InBev Shares it holds, including how such shares will be voted at AB InBev shareholders’ meetings, will be made by the AB InBev Reference Shareholder board of directors.

The 2016 Shareholders’ Agreement requires the AB InBev Reference Shareholder board of directors to meet prior to each AB InBev shareholders’ meeting to determine how the AB InBev Shares held by the AB InBev Reference Shareholder are to be voted. In addition, if Completion occurs by 31 December 2017, then, following Completion, prior to each meeting of the Newbelco Board at which certain key matters are considered, the AB InBev Reference Shareholder board of directors will meet to determine how the eight members of the Newbelco Board nominated exclusively by BRC and EPS SA/EPS Participations should vote.

The 2016 Shareholders’ Agreement requires EPS SA, EPS Participations, BRC and Rayvax, as well as any holder of certificates issued by the AB InBev Reference Shareholder, to vote their AB InBev Shares in the same manner as the AB InBev Shares held by the AB InBev Reference Shareholder. The parties agree to effect any free transfers of their AB InBev Shares in an orderly manner of disposal that does not disrupt the market for AB InBev Shares and in accordance with any conditions established by AB InBev to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS SA, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 Shareholders’ Agreement, prior to Completion, the AB InBev Reference Shareholder board of directors nominates and proposes to AB InBev’s shareholders’ meeting eight candidates for appointment to AB InBev’s board of directors, amongst which each of BRC and EPS SA/EPS Participations has the right to nominate four candidates. In addition, the AB InBev Reference Shareholder board of directors proposes to AB InBev shareholders’ meetings three to six candidates for appointment to AB InBev’s board who are independent of AB InBev’s shareholders. This mechanism (which is provided under the 2014 Shareholders Agreement) shall remain applicable if the Transaction does not complete by 31 December 2017.

Pursuant to the 2016 Shareholders’ Agreement, if Completion occurs by 31 December 2017, the AB InBev Reference Shareholder board of directors will, following Completion, propose to Newbelco’s shareholders’ meeting nine candidates for appointment to the Newbelco Board (instead of eight candidates under the 2014 Shareholders’ Agreement), among which each of BRC and EPS SA/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the AB InBev Reference Shareholder board of directors. The chairman of the Newbelco Board will be required not to be directly or indirectly related to EPS SA or BRC.

Subject to Completion by 31 December 2017, the 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. If the Transaction does not complete prior to 31 December 2017, the initial term of the 2016 Shareholders’ Agreement will remain 27 August 2024 (which is the initial term in effect under the 2014 Shareholders’ Agreement). In either case, the 2016 Shareholders’ Agreement will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.

5.1.2.3	Voting agreement between the AB InBev Reference Shareholder and the foundations

In addition, the AB InBev Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose. This agreement provides for consultations between the three bodies before any of AB InBev’s shareholders’ meetings to decide how they will exercise the voting rights attached to AB InBev Shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of AB InBev’s shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose will vote their shares in the same manner as the AB InBev Reference Shareholder. This agreement was most recently extended to 1 November 2034. Providing the Belgian Offer and the Belgian Merger complete by 31 December 2017, references to AB InBev in this paragraph shall be construed as including and referring to Newbelco.

5.1.2.4     Voting agreement with the Restricted Newbelco Shareholders

Pursuant to the terms of the UK Scheme, each Restricted Newbelco Shareholder holding more than 1% of Newbelco’s total share capital will be required to enter into an agreement on Completion with the AB InBev Reference Shareholder, under which:

•	the AB InBev Reference Shareholder would be required to exercise the voting rights attached to its New Ordinary Shares to give effect to the terms of section 4.2 (Newbelco board of directors) of this Part VI in relation to the appointment and resignation of directors;

•	each Restricted Newbelco Shareholder would be required to exercise the voting rights attached to their New Ordinary Shares and Restricted Newbelco Shares, as applicable, to give effect to the terms of section 4.2 (Newbelco board of directors) of this Part VI in relation to the appointment and resignation of directors; and

•	each Restricted Newbelco Shareholder would be required to exercise the voting rights attached to their New Ordinary Shares and Restricted Newbelco Shares, as applicable, in relation to any resolutions which would be proposed to modify the rights attached to Restricted Newbelco Shares, in accordance with the vote of a qualified majority of at least 75% of the Restricted Newbelco Shares and the New Ordinary Shares resulting from the conversion of Restricted Newbelco Shares previously held by Restricted Newbelco Shareholders.

5.2    Related party transactions

5.2.1    AB InBev related party transactions

In addition to this section 5.2.1, please also refer to note 21 “Related parties” to AB InBev’s unaudited condensed consolidated interim financial statements for the six-month period ended 30 June 2016, incorporated by reference in this Prospectus, for material changes to AB InBev’s related party transactions during the first six months of 2016.

5.2.1.1	AB InBev Group and consolidated entities

AB InBev engages in various transactions with affiliated entities which form part of the consolidated AB InBev Group. These transactions include, but are not limited to (i) the purchase and sale of raw materials with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees, with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch imports AB InBev’s European brands into the United States, and (v) royalty agreements with affiliated entities, such as AB InBev’s royalty agreement with one of its United Kingdom subsidiaries related to the production and sale of its Stella Artois brand in the United Kingdom. Such transactions between AB InBev and its subsidiaries are not disclosed in AB InBev’s consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of AB InBev’s principal subsidiaries is shown in note 33 to AB InBev’s audited consolidated financial statements as at and for the year ended 31 December 2015, incorporated by reference in this Prospectus.

Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of AB InBev’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

5.2.1.2	Transactions with directors and executive board of management members (Key Management Personnel)

Total compensation of AB InBev’s directors and executive board of management included in AB InBev’s income statement for 2015 set out below can be detailed as follows:

	Year ended 31 December 2015
	Directors	Executive Board of Management
	(USD million)
Short-term employee benefits	3	25
Post-employment benefits	—	2
Other long-term employee benefits	—	—
Share-based payments	2	65

Total	5	91

In addition to short-term employee benefits (primarily salaries), AB InBev’s executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 23 “Employee benefits” and note 31 “Related parties” to AB InBev’s audited consolidated financial statements as at and for the year ended 31 December 2015, incorporated by reference in this Prospectus. In addition, key management personnel are eligible for AB InBev’s Share-Based Payment Plan and/or AB InBev’s exchange of share ownership program. See also section 3.5 (Share-based payment plans) of Part VII of this Prospectus and note 24 “Share-based payments” to AB InBev’s audited consolidated financial statements as at and for the year ended 31 December 2015, incorporated by reference in this Prospectus.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with AB InBev. During 2015, no payments were made to key management personnel except in the transactions listed below.

Deferred share entitlements

In a transaction related to the combination with Grupo Modelo, two Grupo Modelo shareholders, María Asuncion Aramburuzabala and Valentín Diez Morodo purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev Shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. María Asuncion Aramburuzabala and Valentín Diez Morodo have agreed to serve on the AB InBev Board for a term of at least four years. They have also agreed to a non-competition provision for three years following the completion of the combination with Grupo Modelo.

Other transactions

Grupo Modelo paid MXN 67.3 million (USD 4.3 million) to a company of which María Asuncion Aramburuzabala, a member of the AB InBev Board, is chairman of the board. The payments were made for information technology infrastructure services provided by that company to Grupo Modelo in 2015.

On 7 April 2014, Valentín Diez Morodo, also a member of the AB InBev Board, purchased real estate located in Toluca, Mexico from Modelo Museum of Technology, a non-consolidated, non-profit affiliate of Grupo Modelo for USD 28 million, a price corresponding to the average of two independent external valuation reports. Mr. Diez has agreed to lease part of the premises back to another affiliate of Grupo Modelo pursuant to a sublease contract entered into in June 2015 at a rate of MXN 6 million (USD 0.4 million) per year. In addition, in 2015, Grupo Modelo entered into a sponsorship agreement with a sports team owned by Mr. Diez. The sponsorship agreement provides for payments of MXN 66.7 million (USD 4.2 million) per year for three years.

5.2.1.3 Jointly controlled entities

Significant interests AB InBev holds in joint ventures include two distribution entities in Canada, two entities in Brazil, two in China, one in Mexico and one in the United Kingdom. None of these joint ventures are material to AB InBev. Aggregate amounts of AB InBev’s interests in such entities are as follows:

As of 31 December 2015
(USD million)
Non-current assets	2
Current assets	5
Non-current liabilities	2
Current liabilities	5
Result from operations	(1)
Profit attributable to equity holders	—

5.2.1.4 Transactions with associates

AB InBev’s transactions with associates were as follows:

Year ended 31 December 2015
(USD million)
Gross profit	(77)
Current assets	2
Current liabilities	25

AB InBev’s transactions with associates primarily consist of sales to distributors in which AB InBev has a non-controlling interest.

5.2.1.5 Transactions with pension plans

AB InBev’s transactions with pension plans mainly consisted of USD 12.0 million other income from pension plans in the United States and USD 1.0 million other income from pension plans in Brazil.

5.2.1.6 Transactions with government-related entities

AB InBev has no material transactions with government-related entities.

5.2.1.7	Ambev special goodwill reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortisation of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM (Comissão de Valores Mobiliários), the Brazilian Securities Commission. Such amortisation will be carried out within the ten years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between AB InBev, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortisation of the tax goodwill derived from the merger, would be capitalised in Ambev to the benefit of AB InBev, with the remaining 30% being capitalised in Ambev without the issuance of new shares to the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalisation of the goodwill premium reserve. Accordingly, two wholly-owned subsidiaries of Anheuser-Busch InBev (which hold AB InBev’s interest in Ambev) have annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalised without issuance of new shares to the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that AB InBev shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

In December 2011, Ambev received a tax assessment from the Secretaria da Receita Federal do Brasil related to the goodwill amortisation resulting from InBev Brasil’s merger referred to above. See section 10.1 (Legal and Arbitration Proceedings – AB InBev – Ambev and its Subsidiaries – Special Goodwill Reserve) of this Part VI for further information. Effective 21 December 2011, AB InBev entered into an agreement with Ambev formalising the arrangement whereby AB InBev shall reimburse Ambev the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the respective costs.

5.2.1.8 Ambev stock swap merger

On 7 December 2012, Companhia de Bebidas das Américas—Ambev (hereafter, “Companhia de Bebidas”), a majority-owned subsidiary of AB InBev, announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting, a corporate restructuring to combine Companhia de Bebidas’s dual-class capital structure comprised of voting common and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed corporate restructuring is to simplify Companhia de Bebidas’s corporate structure and improve its corporate governance with a view to increasing liquidity to all Companhia de Bebidas shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of Companhia de Bebidas’s capital structure.

The extraordinary general shareholders’ meeting was held on 30 July 2013, and the proposed corporate restructuring was approved. The restructuring has been implemented by means of a stock swap merger under the Brazilian Corporate Law (incorporação de ações) of Companhia de Bebidas with Ambev. As a result of this stock swap merger, Companhia de Bebidas became a wholly-owned subsidiary of Ambev and the Companhia de Bebidas shareholders received five Ambev common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of Companhia de Bebidas received five Ambev ADRs in exchange for each Companhia de Bebidas ADR.

On 30 October 2013, the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) granted Ambev’s registration as a publicly held company and its shares and ADRs began to be traded, respectively, on the BM&FBOVESPA and on the NYSE on 11 November 2013. The shares issued by Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA since 8 November 2013.

On 2 January 2014, the Ambev shareholders approved the merger of Companhia de Bebidas into Ambev. Thereafter, AB InBev retained an unchanged 61.8% economic interest in Ambev, which will continue the Companhia de Bebidas operations, and AB InBev’s voting interest in Ambev was reduced to 61.8%.

5.2.1.9 Ambev Business Exchange

Please refer to section 11.1.1.11 (e) (Ambev Business Exchange) of this Part VI below.

5.2.2    SABMiller related party transactions

5.2.2.1 SABMiller Group and consolidated entities

SABMiller engages in various transactions with affiliated entities which form part of the consolidated SABMiller Group. These transactions include, but are not limited to (i) the purchase and sale of raw material and finished products between affiliated entities, (ii) distribution, cross-licensing, transfer pricing, indemnification, service and other charges between affiliated entities, (iii) intercompany loans, equity investments, guarantees and interest charges between affiliated entities, (iv) royalty charges between affiliated entities, and (v) dividend payments. Such transactions between SABMiller and its subsidiaries are not disclosed in SABMiller’s consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of SABMiller’s principal subsidiaries is shown in note 33 to SABMiller’s audited consolidated financial statements as at and for the year ended 31 March 2016, incorporated by reference in this Prospectus.

Transactions with associates and joint ventures are discussed further below.

5.2.2.2 Transactions with directors and executive committee (key management)

Total compensation of SABMiller’s key management included in SABMiller’s income statement for the financial year ended 31 March 2016 set out below can be detailed as follows:

Year ended 31 March 2016
(USD million)
Salaries and short-term employee benefits	28
Post-employment benefits	2
Share-based payments	53

Total	83

In addition to salaries and short-term employee benefits (primarily salaries), SABMiller’s executive directors and executive committee members are entitled to post-employment benefits. More particularly, they participate in defined contribution retirement arrangements. See also note 6 and note 31 to SABMiller’s audited consolidated financial statements as at and for the year ended 31 March 2016, incorporated by reference in this Prospectus. In addition, executive directors and executive committee members are eligible for long-term incentives under SABMiller’s share incentive plans. See also note 25 to SABMiller’s audited consolidated financial statements as at and for the year ended 31 March 2016, incorporated by reference in this Prospectus.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with SABMiller as at 31 March 2016.

The following changes were made to key management during the period:

•	Alan Clark was appointed as Chief Executive Officer on 23 April 2013.

•	Guy Elliott was appointed as an independent non-executive director on 1 July 2013.

•	Cyril Ramaphosa retired as an independent non-executive director on 25 July 2013.

•	Graham Mackay served as a director and Executive Chairman up to 23 April 2013 and as a director from that date until his death on 18 December 2013.

•	Norman Adami retired as a member of the group’s executive committee with effect from 31 July 2014.

•	Miles Morland retired as an independent non-executive director on 24 July 2014.

•	Jan du Plessis was appointed as an independent non-executive director on 1 September 2014.

•	Catherine May ceased to be the group’s Director of Corporate Affairs and a member of the group’s executive committee with effect from 31 October 2014.

•	Jamie Wilson resigned as Chief Financial Officer and as a director with effect from 18 February 2015.

•	Trevor Manuel was appointed as an independent non-executive director on 1 March 2015.

•	Jan du Plessis succeeded John Manser as Chairman, Domenic De Lorenzo was appointed as Chief Financial Officer and as a director, Javier Ferrán was elected as an independent non-executive director, John Manser and John Manzoni both retired from the board, and David Beran was elected as a director to replace Howard Willard as a nominee of Altria on the board, all of which occurred at the conclusion of the annual general meeting on 23 July 2015.

•	Johann Nel was appointed as Group Human Resources Director and as a member of the group’s executive committee with effect from 14 September 2015.

•	Javier Ferrán retired as an independent non-executive director on 21 July 2016.

5.2.2.3 Associates and joint ventures

Details relating to transactions with associates and joint ventures of SABMiller are analysed below.

	Year ended 31 March
	2016	2015	2014
	(USD million)
Purchases from associates(1)	(165)	(173)	(168)
Purchases from joint ventures(2)	(103)	(88)	(93)
Sales to associates(3)	38	9	9
Sales to joint ventures(4)	19	21	23
Dividends receivable from associates(5)	253	423	224
Dividends received from joint ventures(6)	998	976	903
Royalties received from associates(7)	16	18	25
Royalties received from joint ventures(8)	14	1	2
Management fees, guarantee fees and other recoveries received from associates(9)	14	14	11
Marketing fees paid to associates(10)	(1)	(1)	—
Management fees paid to joint ventures(11)	(2)	(2)	(2)
Management fees received from joint ventures(12)	1	—	—

Notes:

(1)	The group purchased canned Coca-Cola products for resale from Coca-Cola Canners of Southern Africa (Pty) Limited (Coca-Cola Canners); inventory from Distell Group Ltd (Distell), Associated Fruit Processors (Pty) Ltd (AFP) and Delta Corporation Ltd (Delta); and in 2015 and 2014 accommodation from Tsogo Sun Holdings Ltd (Tsogo Sun).
(2)	The group purchased lager from MillerCoors LLC (MillerCoors).
(3)	The group made sales of lager to Delta, Anadolu Efes Biracılık ve Malt Sanayii AŞ (Anadolu Efes), International Trade and Supply Ltd (ITSL), Distell and in 2015 and 2014 Tsogo Sun.
(4)	The group made sales to MillerCoors.
(5)	The group had dividends receivable from China Resources Snow Breweries Ltd (CR Snow) of USD 71.0 million (2015: USD 228.0 million; 2014: USD nil), Castel of USD 89.0 million (2015: USD 108.0 million; 2014: USD 97.0 million), Coca-Cola Canners of USD 10.0 million (2015: USD 5.0 million; 2014: USD 5.0 million), Distell of USD 15.0 million (2015: USD 18.0 million; 2014: USD 20.0 million), Tsogo Sun of USD nil (2015: USD 24.0 million; 2014: USD 34.0 million), Delta of USD 19.0 million (2015: USD 18.0 million; 2014: USD 17.0 million), ITSL of USD 24.0 million (2015: USD 21.0 million; 2014: USD 18.0 million), Grolsch (UK) Ltd of USD 1.0 million (2015: USD 1.0 million; 2014: USD 1.0 million), and Anadolu Efes of USD 24.0 million (2015: USD nil; 2014: USD 32.0 million).
(6)	The group received dividends from MillerCoors.
(7)	The group received royalties from Delta and Anadolu Efes.
(8)	The group received royalties from MillerCoors.
(9)	The group received management fees from Delta and Anadolu Efes and other recoveries from AFP.
(10)	The group paid marketing fees to ITSL.
(11)	The group paid management fees to MillerCoors.
(12)	The group received management fees from MillerCoors.

	As of 31 March
	2016	2015	2014
	(USD million)
Amounts owed by associates (1)	15	28	42
Amounts owed by joint ventures(2)	8	4	5
Amounts owed to associates(3)	(36)	(38)	(39)
Amounts owed to joint ventures(4)	(14)	(18)	(16)

Notes:

(1)	Amounts owed by AFP, Delta, Coca-Cola Canners, Castel, ITSL and Anadolu Efes.
(2)	Amounts owed by MillerCoors.
(3)	Amounts owed to AFP and Castel.
(4)	Amounts owed to MillerCoors.

See also note 31 to SABMiller’s audited consolidated financial statements as at and for the year ended 31 March 2016, incorporated by reference in this Prospectus.

5.2.2.4 Parties with significant influence over the group: Altria and the Santo Domingo Group (SDG)

Altria is considered to be a related party of the SABMiller Group by virtue of its 26.5% equity shareholding in SABMiller. There were no transactions with Altria during the year ended 31 March 2016 nor during the years ended 31 March 2015 and 31 March 2014.

SDG is considered to be a related party of the SABMiller Group by virtue of its 13.9% equity shareholding in SABMiller. During the year ended 31 March 2016 the SABMiller Group made purchases of logistics services and natural gas from SDG companies totalling USD 5.0 million. During the year ended 31 March 2015 there were no transactions with SDG. During the year ended 31 March 2014 Bavaria SA and its subsidiaries made donations of USD 14.0 million to the Fundación Mario Santo Domingo, pursuant to the contractual arrangements entered into at the time of the Bavaria transaction in 2005, under which it was agreed that the proceeds of the sale of surplus non-operating property assets owned by Bavaria SA and its subsidiaries would be donated to various charities, including the Fundación Mario Santo Domingo. At 31 March 2016 USD 1.0 million was owing to SDG companies. There were no balances owing to the SDG at 31 March 2015 and 31 March 2014.

5.2.2.5 Transactions with government-related entities

Except as set out in section 11.2.4 (CRSB shareholders’ agreement) of Part VI of this Prospectus, SABMiller has no material transactions with government-related entities.

6. EMPLOYEES

6.1 AB InBev employees

6.1.1    Overview of employees

As of 31 December 2015, AB InBev employed more than 150,000 people.

The table below sets out the number of full-time employees at the end of each relevant period in AB InBev’s business segments.

	As of 31 December
	2015	2014	2013
North America(1)	16,844	15,348	16,852
Mexico(2)	31,034	30,927	34,203
Latin America North(3)	39,359	38,381	38,338
Latin America South	10,782	10,872	10,482
Europe(3)(4)	11,749	13,865	15,096
Asia Pacific	40,101	42,727	37,680
Global Export & Holding Companies	2,454	1,910	1,936

Total	152,321	154,029	154,587

Notes:

(1)	Effective 1 January 2014, AB InBev ceased the proportional consolidation of certain operations it has in Canada and started to apply equity reporting as of that date without a material impact on AB InBev’s audited consolidated financial statements as of 31 December 2014.
(2)	Mexico became a separate business segment on 4 June 2013 upon completion of the combination with Grupo Modelo.
(3)	As part of the creation of a single Europe zone, AB InBev’s interest in a joint venture in Cuba through its subsidiary Ambev was moved from the Western Europe zone to the Latin America North zone. The figures for both Zones reflect this allocation from 1 January 2014.
(4)	Effective 1 January 2014, AB InBev created a single Europe zone by combining two pre-existing Zones: Western Europe and Central & Eastern Europe.

6.1.2    Employee compensation and benefits

To support AB InBev’s culture that recognises and values results, AB InBev offers employees competitive salaries benchmarked to fixed mid-market local salaries, combined with variable incentive schemes based on individual performance and performance of the business entity in which they work. Senior employees above a certain level are eligible for the Share-Based Compensation Plan. See section 3.5.1.1(ii) (Share-Based Compensation Plan) of Part VII and section 4.4 (Compensation of Newbelco directors and members of the Newbelco EBM) of Part VI of this Prospectus. Depending on local practices, AB InBev offers employees and their family members pension plans, life insurance, medical, dental and optical insurance, death-in-service insurance and illness and disability insurance. In some countries, AB InBev offers tuition reimbursement plans and employee assistance programs to employees.

6.1.3    Labour unions

Many of AB InBev’s hourly employees across its business segments are represented by unions. Generally, relationships between AB InBev and the unions that represent its employees are good.

In Europe, collective bargaining occurs at the local and/or national level in all countries with union representation for AB InBev’s employees. The degree of membership in unions varies from country to country, with a low proportion of membership in the United Kingdom and the Netherlands, and a high proportion of membership in Belgium and Germany. A European workers council has been established since 1996 to promote social dialogue and to exchange opinions at a European level.

In Mexico, approximately half of AB InBev’s employees are union members. AB InBev’s collective bargaining agreements are negotiated and executed separately for each facility or distribution centre. They are periodically reviewed with the unions as mandated by Mexican labour law (i.e. yearly revisions of salary, benefits and salary revisions every two years).

All of AB InBev’s employees in Brazil are represented by labour unions, but less than 5% of AB InBev’s employees in Brazil are actually members of labour unions. The number of administrative and distribution employees who are members of labour unions is not significant. Salary negotiations are conducted annually between the workers’ unions and AB InBev. Collective bargaining agreements are negotiated separately for each facility or distribution centre. AB InBev’s Brazilian collective bargaining agreements have a term of one or two years, and AB InBev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements.

In Canada, nearly two-thirds of the total workforce within brewery operations, logistics, office administration and sales is unionised with collective bargaining agreements ranging in duration from three to seven years.

AB InBev’s United States organisation has approximately 5,500 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between AB InBev and the Teamsters, which expire on 28 February 2019. Approximately 2,000 hourly employees at certain company-owned distributorships and packaging plants also are represented by the Teamsters and other unions, with local bargaining agreements ranging in distribution from three to five years.

6.2 SABMiller employees

6.2.1 Overview of employees

For the year ended 31 March 2016, SABMiller employed more than 70,000 people.

The average monthly number of employees is shown in the table below on a full-time equivalent basis, excluding employees of associated and joint venture undertakings and including executive directors:

	Year ended 31 March
	2016	2015	2014
Latin America	28,632	28,162	29,296
Africa	25,669	24,802	24,403
Asia Pacific	4,692	5,048	5,113
Europe	9,971	9,810	10,174
North America	186	124	97
Corporate	939	862	864

Total	70,089	68,808	69,947

6.2.2 Employee compensation and benefits

The company’s remuneration philosophy is to ensure that all employees are rewarded fairly and appropriately for their contribution. In setting remuneration levels, the company’s remuneration committee takes into account appropriate market benchmarks, while also ensuring an emphasis on pay for performance. This approach helps to attract, retain and motivate individuals of the necessary calibre, while ensuring employees’ behaviours remain consistent with SABMiller’s values. Total remuneration comprises fixed pay and variable performance-related pay, which is further divided into short-term incentives (with a one-year performance period) and long-term incentives (with three, four and five-year performance periods).

Depending on local practices, SABMiller may also provide a company car or car allowance, fuel card, family medical and dental insurance, long-term disability insurance, life insurance, accompanied travel, occasional overnight accommodation, legal and professional fees relevant to duties, club subscriptions, and a beer allowance. In addition, employees may also participate in employee discount programs and all-employee share plans.

The company operates in a number of different locations with employees paid by reference to applicable market rates, and base pay reviewed annually. The ratio between fixed and variable pay for employees differs by level, geographic location and business unit. Variable performance-related pay and share plans operate across the group but may differ in terms of structure, award levels and performance measures. Long-term incentives may be granted to executive directors, to the other executive committee members, and to around 1,700 other employees in the group. Employment conditions and benefits are determined according to the local market to enable high standards of health and safety and employee wellbeing. Certain components of remuneration (for example, car allowance and long-term incentives) are paid only to certain levels of employees. There may be other variances depending on geographic location and local market practice, but the general approach is consistent across the group.

The SABMiller Group operates a number of pension plans throughout the world. These plans have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit plans. The SABMiller Group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa, the Netherlands and Latin America.

The employee costs of the SABMiller Group are shown in the following table:

	Year ended 31 March
	2016 USDm	2015 USDm	2014 USDm
Wages and salaries	1,858	2,085	2,063
Share-based payments	90	117	154
Social security costs	175	164	160
Pension costs	107	117	117
Post-retirement benefits other than pensions	5	8	7

Total	2,235	2,491	2,501

6.2.3 Labour unions

44.1% of SABMiller’s employees are union members. Many of SABMiller’s businesses have developed productive partnerships with trade unions on collective bargaining and other issues.

Australia

In Australia, approximately 70% of Carlton & United Breweries’ production site-based employees are employed under union-negotiated enterprise agreements. There are separate enterprise agreements in place for each production facility which must be approved by the Fair Work Commission (the main industrial relations supervision agency in Australia). Each enterprise agreement has a term of between two and three years and involves negotiations with a number of unions at a national and state level.

Europe

In Europe, collective bargaining occurs at the local and/or national level where unions formally represent SABMiller employees. This is all countries except Switzerland, SABMiller Brands Europe markets and the UK. At a regional level, there is an effective European Works Council (EWC) relationship which promotes social dialogue and the exchange of opinions. A new EWC constitution was agreed in 2012.

South Africa

In South Africa, SABMiller has approximately 5,050 employees. Of these, 2,736 (54%) make up the bargaining unit. SABMiller recognises the Food and Allied Workers Union which has 71% membership in the bargaining unit. The Food and Allied Workers Union has represented the majority of employees in the bargaining unit in SABMiller for at least the past 10 years.

Latin America

In Ecuador, Cerveceria Nacional CN S.A. has an employee association called CRECER, which was incorporated on 21 October 2015. It has 1,136 members representing 69% of the total number of employees of Cerveceria Nacional CN S.A. DINADEC S.A. has an employee association named PROSPERAR which was also incorporated on 21 October 2015. It has 190 members representing 67% of the total number of employees. Ecuador does not have any labour unions, there are only associations.

In Argentina, there are two major labour unions with representation in Cervecería Argentina S.A. Isenbeck (i) Federación Argentina de Trabajadores Cerveceros y Afines (FATCA) has 306 members (59%), and (ii) Sindicato de Camioneros has 28 members (5%). Salary negotiations are conducted annually between the workers’ unions and the company. Sindicato del Personal Jerárquico de la Industria Cervecera (SIPEJIC) had 46 members (9%)

until June 2016. SIPEJIC never achieved union status. It was dissolved and has no further representation in the company as of June 2016.

In Peru, 28% of all SABMiller workers have labour union affiliation. However, the level of membership varies depending on whether workers are operators or employees (employees are less unionised (8%) and historically the majority of operators are unionised (82%)). Collective agreements have been entered into for a three year term with four of the five labour unions in the country. Such agreements were negotiated separately and through a direct agreement. After the agreements, a scheme of periodical meetings between the unions and the company has been in place to reinforce SABMiller’s business policies and to promote improvement opportunities in a proactive and progressive way. In 2017, there will be negotiations with three labour unions.

In Panama, 42,6 % of SABMiller’s employees are members of one of two labour unions. The majority union is a company union while the minority union is an industry union with most of its membership employed by SABMiller’s competitor FEMSA – a Coca-Cola bottler. The collective bargaining agreement is negotiated with the majority union and executed for all facilities and distribution centers. This agreement was issued by an arbitration tribunal and it’s effective from May 2016 until 30 April 2019. SABMiller usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements.

In Honduras, two of the three SABMiller companies have employees under collective agreement, representing approximately 60% of total headcount. In Cervecería Hondureña (CHSA), unionised employees represent 55% working at operational level in distribution and manufacture. They are affiliated to Stibys, a beverage industry union. The sugar subsidiary, Azunosa, has direct and indirect employees, and 80% are affiliated to two different industry unions. Relationships with all unions are good and collective agreements are negotiated every three years, including working conditions, salary increases and compensations benefits.

In El Salvador, there are no labour unions or associations.

In Colombia, approximately 26.5% of employees are represented by seven unions (1,326 out of 5,010 total headcount are eligible to be union members). Most unionised employees are hourly rated employees and the current affiliation percentage in each company is approximately as follows: Bavaria: 21%, Cervunión: 65%, Transport TEV: 18%, Cervalle: 31%, Impresur: 19% and Malteria Tropical: 15%. Collective agreements have commonly been valid for two years for all companies except for Cervunion, where agreements have been signed for four years. Between December 2015 and June 2016, agreements were signed in respect of Bavaria, Cervalle, Cervunion, Impresur and Malteria Tropical representing 91.5% of total headcount for the country. The negotiation process for Transport TEV is currently in progress.

7.    PROPERTY, PLANT AND EQUIPMENT

7.1    AB InBev

AB InBev’s production facilities are spread across its zones, giving it a balanced geographical footprint in terms of production and allowing it to efficiently meet consumer demand across the globe. AB InBev manages its production capacity across its zones, countries and plants. It typically owns its production facilities free of any major encumbrances. AB InBev also leases a number of warehouses and other commercial buildings from third parties.

In addition to production facilities, AB InBev also maintains a geographical footprint in key markets through sales offices and distribution centres. Such offices and centres are opened as needs in the various markets arise.

7.1.1    Beverage production facilities

AB InBev’s beverage production facilities comprised 156 breweries and/or non-beer plants as of 31 December 2015 spread across its zones. Of these 156 plants, 127 produced only beer and other alcoholic malt beverages, 12 produced only soft drinks and 17 produced beer, other alcoholic malt beverages and soft drinks. Except in limited cases (for example, the Hoegaarden brewery in Belgium), AB InBev’s breweries are not dedicated to one single brand of beer. This allows it to allocate production capacity efficiently within its group.

The table below sets out, for each of AB InBev’s zones in 2015, the number of its beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity and shipment volumes.

		2015 volumes(1)(4)		Annual engineering capacity as of 31 December 2015(4)
Zone	Number of plants(4)	Beer (khl)(2)	Non- Beer(3) (khl)	Beer (khl)(2)	Non- Beer(3) (khl)
North America	25	118,151	0	135,912	0
Mexico	9	41,629	0	64,232	0
Latin America North	35	92,366	31,102	144,781	56,998
Latin America South	22	23,229	12,756	31,296	20,489
Europe	23	42,955	0	75,235	0
Asia Pacific	42	88,218	0	156,260	0

Total(5)	156	406,548	43,858	607,717	77,487

Notes:

(1)	Reported volumes.
(2)	For purposes of this table, the beer category includes near beer beverages, such as the Rita family of beverages and MixxTail.
(3)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.
(4)	Excludes AB InBev’s joint ventures.
(5)	Excludes Global Export & Holding Companies with 2015 beer volumes of 6.911 million hectolitres.

7.1.2    Non-beverage production facilities

AB InBev’s beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for its beverages. The table below provides additional detail on these facilities as of 31 December 2015.

Type of plant / facility	Number of plants/facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	14	Argentina, Brazil, Mexico, Russia, South Korea, United States, Uruguay
Rice mill	1	United States
Corn grits	5	Argentina, Bolivia, Brazil
Hop farms	2	Germany, United States
Hop pellet plant	1	Argentina
Guaraná farm	1	Brazil
Glass bottle plants	6	Brazil, Mexico, Paraguay, United States
Bottle cap plants	3	Argentina, Brazil, Mexico
Label plant	1	Brazil
Can plants	7	Bolivia, Mexico, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Syrup plant	2	Brazil
Sand quarries	1	Mexico

(1)	Excludes plants and facilities owned by joint ventures.

7.1.3    Capacity expansion

AB InBev continually assesses whether its production footprint is optimised to support future customer demand. Through footprint optimisation, adding new capabilities (such as plants, packaging lines or distribution centres) to its portfolio not only allows AB InBev to boost production capacity, but the strategic location often also reduces distribution time and costs so that its products reach consumers rapidly, efficiently and at a lower total cost. Conversely, footprint optimisation can lead to divesting of some assets, such as reducing some production and distribution capabilities as needed to maintain the most optimal operational network.

For example, in 2015 in China, AB InBev closed four older breweries, while opening three new breweries in the Heilongjiang, Yunnan and Jiangxi provinces. Additionally, AB InBev expanded further three existing breweries and continues scoping requirements for capacity additions and expansions to support this growing market. AB InBev also invested in additional brewing, packaging and distribution capacities in Brazil, Mexico, the U.S., Uruguay and Belgium to meet its future demand expectations in these countries.

AB InBev’s capital expenditures are primarily funded through cash from operating activities and are for production facilities, logistics, administrative capabilities improvements, hardware and software.

AB InBev may also outsource, to a limited extent, the production of items which it is either unable to produce in its own production network (for example, due to a lack of capacity during seasonal peaks) or for which it does not yet want to invest in new production facilities (for example, to launch a new product without incurring the full associated start-up costs). Such outsourcing mainly relates to secondary repackaging materials that AB InBev cannot practicably produce on its own, in which case its products are sent to external companies for repackaging (for example, gift packs with different types of beers).

7.1.4    Environmental regulation affecting AB InBev’s facilities

AB InBev is subject to different environmental legislation and controls in each of the countries in which it operates. Environmental laws in the countries in which AB InBev operates mostly relate to (i) the conformity of its operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of one-way (that is, non-returnable) packaging, and (iii) noise levels. AB InBev believes that the regulatory climate in most countries in which it operates is becoming increasingly strict with respect to environmental issues and expects this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which AB InBev operates have laws and regulations that require polluters or site owners or occupants to clean up contamination.

7.2    SABMiller

SABMiller’s production facilities are spread across its regions, giving it a balanced geographical footprint in terms of production and allowing it to efficiently meet consumer demand. It typically owns its production facilities free of any material encumbrances. SABMiller also leases a number of warehouses and other commercial buildings from third parties. In addition to production facilities, SABMiller also maintains a geographical footprint in key markets through sales offices and distribution centres. Such offices and centres are opened as needed.

7.2.1    Production facilities

As at 31 March 2016 SABMiller’s beverage production facilities comprised 81 lager breweries, 41 soft drink bottling plants and 18 sorghum breweries spread across its regions.

The table below sets out, for each of SABMiller’s regions as at 31 March 2016, the number of its breweries and soft drinks bottling plants, as well as each region’s lager and soft drinks sales volumes for the year ended 31 March 2016.

Region	Number of breweries(1)	Total lager volume (hl m) for year ended 31 March 2016(2)	Number of soft drinks bottling plants(1)	Total soft drinks volume (hl m) for year ended 31 March 2016(2)
Latin America	17	46.6	15	20.6
Africa	28	50.8	26	37.8
Asia Pacific	18	70.3	—	—
Europe	18	43.1	—	15.8
North America	—	38.0	—	—

Total	81	248.8	41	74.2

Notes:

(1)	Breweries and soft drinks bottling plants relate to subsidiaries only: excludes sorghum breweries but includes water and maheu plants.
(2)	Includes 100% of subsidiaries’ volumes and the SABMiller Group’s share of associates’ and joint ventures’ volumes.

7.2.2    Non-beverage production facilities

Type of plant / facility	Number of plants/facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	12	Tanzania, Uganda, Italy, Czech Republic, Slovakia, Peru, Colombia, Ecuador, South Africa
Barley farms	1	South Africa
Sugar mills	1	Honduras
Hop farms	1	South Africa
Plastic recycling	1	Uganda
PET manufacture	1	Honduras
Label plant	1	Colombia
Crown and closure liner material plant	2	Colombia, South Africa

(1)	Excludes plants and facilities owned by associates and joint ventures.

7.2.3    Environmental regulation affecting SABMiller’s facilities

SABMiller is subject to different environmental legislation and controls in each of the countries in which it operates. Environmental laws in the countries in which SABMiller operates mostly relate to (i) the conformity of its operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of one-way (that is, non-returnable) packaging, and (iii) noise levels. SABMiller believes that the regulatory climate in most countries in which it operates is becoming increasingly strict with respect to environmental issues and expects this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which SABMiller operates have laws and regulations that require polluters or site owners or occupants to clean up contamination.

8.    INTELLECTUAL PROPERTY, RESEARCH AND DEVELOPMENT, INVESTMENTS

8.1    AB InBev

8.1.1    Intellectual property; patents and licences

AB InBev’s intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyrights, know-how and domain names. This intellectual property portfolio is managed by AB InBev’s internal legal department, in collaboration with a selected network of external intellectual property advisors. AB InBev places importance on achieving close cooperation between its intellectual property team and its marketing, innovation, and technical development teams. An internal stage gate process promotes the protection of AB InBev’s intellectual property rights, the swift progress of its innovation projects and the development of products that can be launched and marketed without infringing any third-party’s intellectual property rights. A project can only move on to the next step of its development after the necessary verifications (for example, availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

AB InBev’s patent portfolio is carefully built to gain a competitive advantage and support its innovation and other intellectual assets. AB InBev currently has more than 95 pending patent families, each of which covers one or more technological inventions. This means AB InBev has or is seeking to obtain patent protection for more than 130 different technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. AB InBev’s patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavour stability, non-alcoholic beer development, filtration processes, beverage dispensing systems and devices or beer packaging.

AB InBev licences in limited technology from third parties. It also licences out certain of its intellectual property to third parties, for which it receives royalties.

8.1.2    Research and development

Given its focus on innovation, AB InBev places a high value on research and development (R&D). In 2015, AB InBev spent USD 207 million (USD 217 million in 2014 and USD 185 million in 2013) on R&D. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimisation and product development.

R&D in product innovation covers liquid, packaging and dispense innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation (that is, updates and enhancements of existing products and packages). The main goal for the innovation process is to provide consumers with better products and experiences. This includes launching new liquids, new packaging and new dispense systems that deliver better performance both for the consumer and in terms of financial results, by increasing AB InBev’s competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different beverage categories and the choice of beverages increasing, AB InBev’s R&D efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and malt beverages and developing consumer solutions (products) that better address consumer needs and deliver better experiences. This requires understanding consumer emotions and expectations. Sensory experience, premiumisation, convenience, sustainability and design are all central to AB InBev’s R&D efforts.

R&D in process optimisation is primarily aimed at quality improvement, capacity increase (plant debottlenecking and addressing volume issues, while minimising capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business Zones. Current projects range from malting to bottling of finished products.

Knowledge management and learning also make up an integral part of research and development. AB InBev seeks to continuously increase its knowledge through collaborations with universities and other industries.

AB InBev’s R&D team is briefed at least annually on AB InBev’s priorities and AB InBev’s business Zones’ priorities and approves concepts and technologies which are subsequently prioritised for development. The R&D teams invest in both short- and long-term strategic projects for future growth, with the launch time depending on complexity and prioritisation.

AB InBev’s Global Innovation and Technology Center, located in Leuven, Belgium, accommodates the Product, Packaging, Raw Material, Process, and Dispense Development teams and has facilities such as Labs, Experimental

Brewery and Sensory Analysis. In addition to the Global Innovation and Technology Center, AB InBev also has Product, Packaging and Process development teams located in each of its six geographic regions focusing on the short-term development and implementation needs of such regions.

8.1.3    Investments

Please refer to section 7.1 (Property, plant and equipment – AB InBev) above and Annex 3, Part A (Operating and Financial Review of AB InBev – G. Liquidity and Capital Resources – Capital expenditures) of this Prospectus.

8.2    SABMiller

8.2.1    Licences

Within Europe, Compañía Cerveçera de Canarias (in the Canary Islands) brews Carlsberg under license and Dreher (in Hungary) brews Hofbräu under license. Hofbräu Radler is brewed under license in Slovakia and imported by Dreher. Additionally Compañía Cerveçera de Canarias has an agreement to distribute Guinness in the Canary Islands. Also in Europe, the SABMiller Group has an agreement to distribute beer under the St Stefanus brand. In the United States, MillerCoors produces and markets under license certain of the Molson and Foster’s brands, as well as the Redd’s and George Killian’s brands. Please refer to section 11.1.1.10 (Molson Coors Purchase Agreement) of Part VI of this Prospectus for further details in relation to the MillerCoors Divestiture. Honduras, El Salvador, Coca-Cola Beverages Africa (Pty) Ltd (CCBA) and its subsidiaries and certain other businesses in Africa are reliant on franchise agreements with The Coca-Cola Company for their soft drinks businesses. The business in Panama produces and bottles PepsiCo soft drinks under an exclusive bottling agreement, and also bottles Schweppes soft drinks under license. CASA Isenbeck in Argentina produces and distributes the Warsteiner brand under a long-term license agreement. The business in Honduras distributes Corona Extra under a license agreement that is expected to terminate in 2020. The SABMiller Group also has an agreement for the long-term licensing of Kopparberg cider products in selected markets where Kopparberg does not have an existing interest.

8.2.2    Research and development

The SABMiller Group places considerable emphasis on investment in research and development to develop new products, packaging and processes, as well as new manufacturing technologies, to improve overall operational effectiveness. The SABMiller Group’s upstream scientific research continues to yield solid progress in the key areas of brewing, raw materials, flavour stability, packaging materials and energy and water saving. The aggregate amount spent by the SABMiller Group on research and development was USD 4.0 million for the year ended 31 March 2016, USD 5.0 million in the year ended 31 March 2015 and USD 4.0 million in the year ended 31 March 2014.

8.2.3    Investments

Please refer to Annex 3, Part B (Management’s discussion and analysis of financial condition and results of operation of SABMiller—Cash (used in) / generated from Investing Activities) of this Prospectus.

9.    INFORMATION ON TRENDS

9.1    AB InBev trends

Please refer to Annex 3, Part A (Operating and financial review of AB InBev —Outlook and trend information) of this Prospectus.

9.2    SABMiller trends

Please refer to Annex 3, Part B (Management’s discussion and analysis of financial condition and results of operations of SABMiller - Outlook and trend information) of this Prospectus.

10.    LEGAL AND ARBITRATION PROCEEDINGS

10.1    AB InBev

Litigation is subject to uncertainty and AB InBev and each of its subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that AB InBev has valid defences to the litigation pending against it, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. AB InBev and its subsidiaries may, however, enter into settlement discussions in particular cases if AB InBev believes it is in its best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against AB InBev or its subsidiaries of which AB InBev is aware) during a period between 1 January 2015 and the date of this Prospectus which may have, or have had in the recent past, significant effects on its financial position and profitability.

10.1.1    AB InBev

Grupo Modelo transaction

On 31 January 2013, AB InBev announced that the U.S. Department of Justice had filed an action seeking to block the combination with Grupo Modelo, and specifically, AB InBev’s proposal at that time to acquire the remaining stake in Grupo Modelo.

Thereafter, on 19 April 2013, AB InBev announced that together with Grupo Modelo and Constellation Brands, Inc., AB InBev had reached a final settlement agreement with the U.S. Department of Justice. The terms of the settlement were substantially in line with the revised transaction announced on 14 February 2013, and included binding commitments to the revised transaction, designed to ensure a prompt divestiture of assets by AB InBev to Constellation Brands, Inc., the necessary build-out of the Piedras Negras brewery by Constellation Brands, Inc., as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam.

AB InBev announced the completion of the combination with Grupo Modelo on 4 June 2013, and on 7 June 2013, AB InBev announced that in a related transaction, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment of USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014.

As part of the settlement with the U.S. Department of Justice, AB InBev completed the sale of its glass production plant and other assets on the same site in Nava, Coahuila, Mexico to Constellation Brands, Inc. in a transaction related to the Grupo Modelo combination. The sale price for all of these assets was approximately USD 300 million. Please refer to section 10.1.3 (Anheuser-Busch – Acquisition antitrust matters – United States) below.

German antitrust investigation

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anti-competitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. On 18 June 2015, the Bundeskartellamt announced that it partially concluded these proceedings and issued fines, as confirmed by a press release issued by the Bundeskartellamt on 9 May 2016. Due to its cooperation with the Bundeskartellamt, AB InBev received immunity from fines. Although the investigation of the Bundeskartellamt is partially continuing, AB InBev has reason to believe that it will not receive a fine and that AB InBev will have full immunity from fines at the end of the proceedings.

European Commission investigation

On 30 June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other EU countries to Belgium. The fact that an investigation has been initiated does not mean that the European Commission has concluded that there is an infringement. AB InBev is fully cooperating with the investigation. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the recommended combination with SABMiller.

Budweiser trademark litigation

AB InBev is involved in a longstanding trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are approximately 80 pending disputes in around 40 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to its financial position or profitability.

Starbev litigation

At the time of the 2009 sale of its Central European operations to CVC Capital Partners (CVC), AB InBev received rights under a Contingent Value Right Agreement (CVR Agreement) to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company for an aggregate consideration of EUR 2.65 billion (USD 3.50 billion). AB InBev believed that as a result of the sale to Molson, the return earned by CVC triggered AB InBev’s right to a further payment under the CVR Agreement. On 25 October 2012, CVC issued proceedings against AB InBev in the English Commercial Court in relation to the CVR Agreement and sought a declaration that the return it received following the sale to Molson did not trigger AB InBev’s right to payment. AB InBev served its defence and counterclaim on 19 December 2012. In April 2014, the English Commercial Court ruled in favour of AB InBev and found that CVC had breached certain contractual obligations under the CVR Agreement. Under the CVR Agreement, AB InBev received approximately EUR 32 million (USD 42 million) in 2013 and EUR 143 million (USD 192 million) in 2014 from CVC. In May 2016, the English Court of Appeal dismissed an appeal relating to the Commercial Court’s April 2014 judgment. No further appeals were filed and the matter is closed.

Investigations inquiring into Indian operations

AB InBev has been cooperating with the SEC and the U.S. Department of Justice in connection with their investigations into AB InBev’s current and former affiliates in India, including a non-consolidated Indian joint venture that AB InBev exited in 2015, AB InBev India Private Limited, and whether certain relationships of agents and employees were compliant with the U.S. Foreign Corrupt Practices Act (FCPA). On 8 June 2016, the U.S. Department of Justice notified AB InBev that it was closing its investigation and would not be pursuing enforcement action in this matter. AB InBev is continuing to cooperate in the SEC’s ongoing investigation and is in discussions with the SEC to resolve this matter.

Alcohol-by-volume litigation

In the first quarter of 2013, nine lawsuits were filed against AB InBev relating to the alcohol-by-volume in several of AB InBev’s beer brands. Eight of these lawsuits were filed in Federal Courts located in California, Colorado, New Jersey, Ohio, Pennsylvania and Texas. The ninth was filed in state court in Missouri. The lawsuits generally allege that such products contain lower alcohol-by-volume levels than what is stated on the labels, in violation of various federal and state laws. In June 2013, the lawsuits in federal courts were consolidated into a multi-district litigation in Ohio. In June 2014, the lawsuits in federal courts were dismissed with prejudice. Plaintiffs’ appeal of the dismissal was denied on 22 March 2016. The Missouri case was stayed pending the appeal, and AB InBev has renewed its motion to dismiss based upon the appellate ruling. The hearing is set for 19 August 2016. AB InBev will vigorously defend itself against these lawsuits.

Belgian tax matters

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities must now determine which companies have benefitted from the system and the precise amounts of incompatible aid to be recovered from each company. AB InBev has a Belgian excess profit ruling, but Belgium has not yet formally required any recovery. In addition, the European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognised tax loss carry-forwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2016.

SABMiller transaction

On 1 December 2015, a group of consumers filed an antitrust lawsuit in federal court in Oregon, seeking an injunction to block the Transaction. The court in this private litigation could enjoin the parties from completing the

Transaction, or delay its implementation. AB InBev filed a motion to dismiss the lawsuit on 3 February 2016. The Court heard oral arguments on the motion to dismiss on 14 June 2016. On 22 July 2016, the Magistrate judge entered a report recommending that the lawsuit be dismissed. On 8 August 2016, plaintiffs filed objections to the Magistrate’s findings and recommendation. AB InBev will reply to these objections within the required time periods. Plaintiffs filed a motion for preliminary injunction which was stayed pending a ruling on AB InBev’s motion to dismiss. AB InBev believes that it has strong defences to the plaintiffs’ claims and intends to continue to defend against them vigorously.

10.1.2    Ambev and its subsidiaries

Cervecería Bucanero trademark claim

In 2009, AB InBev received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cervecería Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by AB InBev through its ownership and management of this company. Although AB InBev has attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

Tax matters

As of 30 June 2016, Ambev had several tax claims pending against it, including judicial and administrative proceedings. Most of these claims relate to ICMS value-added tax, IPI excise tax, and income tax and social contributions. As of 30 June 2016, Ambev had made a provision of R$320 million (USD 100 million) in connection with those tax proceedings for which it believed there was a probable chance of loss.

Among the pending tax claims, there are claims filed by Ambev against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS value-added tax, IPI excise tax and taxes on revenues, such as the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution, and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or COFINS. As these claims are contingent on obtaining favourable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that Ambev will receive the amounts previously paid or deposited.

As of 30 June 2016, there were also tax proceedings with a total estimated possible risk of loss of R$40 billion (USD 12.5 billion). Approximately R$20 billion (USD 6.2 billion) of this figure is related to income tax and social contributions. Approximately R$11.5 billion (USD 3.6 billion) is related to ICMS value-added and IPI excise taxes, of which the most significant are discussed below.

ICMS value-added tax, IPI excise tax and taxes on net sales

Ambev has been party to legal proceedings with the state of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS value-added tax with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Brazilian Superior Court of Justice and the Brazilian Supreme Court (Supremo Tribunal Federal). In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. In October 2015 and January 2016, Ambev paid the amounts related to the state of Rio de Janeiro’s proceedings with discounts under an incentive tax payment program granted by that state in the total amount of R$271 million (USD 84 million). After these payments, Ambev management estimates the possible losses involved in these proceedings to be approximately R$514 million (USD 160 million) as of 30 June 2016. Ambev has not recorded any provisions in connection with these assessments.

In Brazil, goods manufactured within the Manaus Free Trade Zone (ZFM) intended for remittance elsewhere in Brazil are exempt from the Brazilian IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured in the Manaus Free Trade Zone. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian federal tax authorities relating to the disallowance of such presumed tax credits, which are under discussion before the Brazilian Supreme Court. In April 2016, the judgment of the leading case before the Brazilian Supreme Court (which relates to another company) was suspended after three out of the ten participant ministers of the full bench of the Supreme Court voted in favour of such company (thus favourably to the thesis argued by Ambev). Ambev management estimates the possible losses in relation to these assessments to be approximately R$2.0 billion (USD 0.6 billion) as of 30 June 2016. Ambev has not recorded any provision in connection with these assessments.

In 2014 and 2015, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax associated with remittances of manufactured goods to other related factories, with respect to which a decision from the Upper House of the Administrative Tax Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately R$1.4 billion (USD 0.4 billion) as of 30 June 2016. Ambev has not recorded any provisions in connection with these assessments.

In June 2015, Ambev received a tax assessment issued by the State of Pernambuco, relating to ICMS value-added tax differences, based on alleged non-compliance with a state tax incentive agreement, PRODEPE, related to February 2014. In September 2015, Ambev was notified of a new tax assessment related to the periods spanning from March 2014 to July 2015 based on the fact that it presented a defence against the first assessment, in the amount of approximately R$564 million (USD 176 million). In the fourth quarter of 2015, Ambev received other assessments related to the same tax incentive agreement. In March 2016, the fine applied in the first tax assessment was cancelled at the administrative court, in a definitive decision. Also, considering that the second proceeding discusses, in part, the same fine, Ambev has classified the correspondent amount as remote, considering it will probably be ruled in the same way by the administrative court. Ambev management estimates the possible losses related to this issue to be approximately R$383 million (USD 119 million) as of 30 June 2016. Ambev has not recorded any provision in connection with these assessments.

Over the years, Ambev has received tax assessments relating to ICMS value-added tax differences that some Brazilian states consider due in the tax substitution system in cases where the price of the products sold by a factory reached levels above the price table basis established by such states. Ambev is currently challenging those charges before the courts. Ambev management estimates the possible losses related to this issue to be approximately R$1.1 billion (USD 0.3 billion) as of 30 June 2016. Ambev has not recorded any provision in connection with these assessments.

Ambev profits generated abroad

During the first quarter of 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits obtained by its subsidiaries domiciled outside Brazil. In December 2008, the Administrative Tax Court handed down a decision on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favourable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Appellate Division of the Administrative Tax Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Tax Court rendered a decision favourable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to this matter. Ambev estimates its exposure to possible losses in relation to these assessments to be R$4.7 billion (USD 1.5 billion) as of 30 June 2016 and its exposure to probable losses to be R$40 million (USD 12 million) as of that date, for which Ambev has recorded a provision in the corresponding amount.

Income tax - tax loss offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forwards arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavourable to Ambev. Ambev filed a judicial proceeding and awaits for the judgment. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximatively R$472 million (USD 147 million) as of 30 June 2016. Ambev has not recorded any provision in connection with this dispute.

State tax incentives of the National Council on Fiscal Policy (Conselho Nacional de Política Fazendária or “CONFAZ”)

Many states in Brazil offer tax incentive programs to attract investments to their regions, pursuant to the rules of the CONFAZ, a council formed by all of the 27 Treasury Secretaries from each of the Brazilian states. Ambev participates in ICMS value-added tax credit programs offered by various Brazilian states which provide (i) tax credits to offset ICMS value-added tax payables, and (ii) ICMS value-added tax deferrals. In return, Ambev is required to meet certain operational requirements, including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the relevant state governments.

There is a controversy regarding whether these benefits are constitutional when granted without the prior approval of every Brazilian state participating in the CONFAZ. Some states and public prosecutors have filed direct actions of unconstitutionality (Ação Direta de Inconstitucionalidade) before the Brazilian Supreme Court to challenge the constitutionality of certain state laws granting tax incentive programs unilaterally, without the prior approval of the CONFAZ.

Since 2007, Ambev has received tax assessments from the states of São Paulo, Rio de Janeiro, Minas Gerais and other states in the aggregate amount of R$1.7 billion (USD 0.5 billion) as of 30 June 2016, challenging the legality of tax credits arising from existing tax incentives received by Ambev in other states. Ambev has treated these proceedings as a possible (but not probable) loss. Such estimate is based on Ambev management assessments, but should Ambev lose such proceedings, the expected net impact on its income statement would be an expense for this amount. Moreover, Ambev cannot rule out the possibility of other Brazilian states issuing similar tax assessments relating to other of Ambev’s state tax incentives. In 2011, the Brazilian Supreme Court ruled 14 Brazilian state laws granting tax incentives without the prior approval of the CONFAZ to be unconstitutional, including one granting incentives to Ambev in the federal district, which Ambev has ceased to benefit from since such decision. In a meeting held on 30 September 2011, the CONFAZ issued a resolution suspending the right of the states to claim the return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional. There are a number of other lawsuits before the Brazilian Supreme Court challenging the constitutionality of incentives laws offered by some states without the prior approval of the CONFAZ, which may impact Ambev’s state tax incentives.

In 2012, the Brazilian Supreme Court issued a binding precedent proposal (Proposta de Súmula Vinculante No. 69/2012), which would automatically declare as unconstitutional all tax incentives granted without prior unanimous approval of the CONFAZ. In order to become effective, such proposal must be approved by two-thirds of the members of the Brazilian Supreme Court. Ambev does not expect that the Brazilian Supreme Court will vote on this matter before the Brazilian Congress votes a bill of law aimed at regulating this issue. There are currently a number of different proposals before the Brazilian Congress, which generally provide for (i) existing tax incentives to be grandfathered for a number of years, (ii) new tax incentives to be approved by a majority of the Brazilian states (rather than unanimously), and (iii) a reduction on interstate ICMS value-added taxes in order to decrease the effect of tax benefits on interstate transactions. However, no assurance can be given that the Brazilian Supreme Court will not vote on the binding precedent proposal before the matter is ultimately legislated by the Brazilian Congress.

Tax amnesty and refinancing program

In December 2013, pursuant to Law No. 12,865/2013, which allowed the inclusion of additional disputed tax amounts in a tax amnesty and refinancing plan (hereafter, the “2013 Tax Amnesty and Refinancing Program”) with the same characteristics of a 2009 tax refinancing program in which AB InBev had participated. Ambev included in the 2013 Tax Amnesty and Refinancing Program certain disputed tax amounts that had been previously litigated by Ambev and agreed to pay R$188.7 million (USD 59 million). In August 2014, Law No. 12,996/14 was issued, which allowed the inclusion of additional disputed tax amounts in a new Tax Amnesty and Refinancing Program (hereafter, the “2014 Tax Amnesty and Refinancing Program”) and Ambev agreed to pay R$52.6 million (USD 20 million). In November 2014, Ambev paid the debts enrolled in the amnesty related to the 2013 Tax Amnesty and Refinancing Program, as well as the additional debts enrolled in the 2014 Tax Amnesty and Refinancing Program, in the amount of R$201 million (USD 63 million), which included R$83 million (USD 26 million) in cash, and R$119 million (USD 37 million) using tax losses of related companies. As of 31 December 2014, Ambev paid the total amounts due under both the 2013 and 2014 Tax Amnesty and Refinancing Programs and awaits for homologation from the Brazilian federal tax authorities.

Special goodwill reserve

In December 2011, Ambev received a tax assessment from the Brazilian federal tax authorities related to the goodwill amortisation resulting from InBev Brasil’s merger with Ambev referred to section 5.2.1.7 (Ambev special goodwill reserve) of Part VI of this Prospectus. In June 2012, Ambev filed an appeal against the unfavourable first-level administrative decision. In November 2014 the Lower Administrative Tax Court concluded the judgment. The decision was partly favourable. Ambev was notified in August 2015 and presented an appeal to the Upper House of the Administrative Tax Court. No ruling has yet been issued on that appeal. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortisation and will file a defence at the legal term. Ambev has not recorded any provisions for this matter and its management estimates possible losses in relation to this assessment to be approximately R$7.4 billion (USD 2.3 billion) as of 30 June 2016. In the event that Ambev is required to pay these amounts, AB InBev will reimburse Ambev the amount proportional to the benefit received by it pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortisation resulting from the merger of Beverage Associate Holding into Ambev. Ambev filed its defence in November 2013 and in November 2014 the Lower Administrative Tax Court published a decision unfavourable to Ambev. Ambev filed an appeal on 2 December 2014 and has been awaiting the decision of the Appeals Administrative Tax Court. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.4 billion (USD 0.4 billion) as of 30 June 2016. Ambev has not recorded any provision in connection with this assessment.

Disallowance of expenses and deductibility of losses

In December 2014, Ambev received a tax assessment from the Brazilian federal tax authorities related to disallowance of alleged non-deductible expenses and certain loss deductions, mainly associated with financial investments and loans. Ambev’s defence was presented on 28 January 2015. In July 2016, Ambev was notified of the unfavourable first level administrative decision and will file an appeal to the Upper House of the Administrative Tax Court at the legal term. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.4 billion (USD 0.4 billion) as of 30 June 2016. Ambev has not recorded any provision in connection with this assessment.

In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$351 million (USD 109 million) as of 30 June 2016. Ambev has not recorded any provision in connection with this assessment.

Disallowance of taxes paid abroad

During 2014 and in the first quarter of 2015, Ambev received tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Tax Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately R$2.5 billion (USD 0.8 billion) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

Social Contributions

In December 2015, Ambev received a tax assessment issued by the Brazilian federal tax authorities, relating to amounts allegedly due under “Integration Programme / Social Security Financing Levy” (PIS/COFINS) over bonus products granted to its customers in the first quarter of 2011. In March and June 2016, Ambev received new assessments related to the same issue, so that the total amount considered as possible loss was increased to R$ 862.4 million (USD 269 million) as of 30 June 2016. Ambev filed defences against these assessments and currently awaits judgment by the Administrative Court. No related provision has been made.

Labour matters

Ambev is involved in more than 23,000 labour claims. Most of the labour claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 30 June 2016, Ambev has made provisions totalling R$177.4 million (USD 55 million) in connection with approximately a fifth of the above labour claims involving former and current employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

Civil claims

As of 30 June 2016, Ambev was involved in more than 7,425 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totalling R$38 million (USD 12 million) reflecting applicable adjustments such as accrued interest, as of 30 June 2016 in connection with civil claims.

Subscription warrants

In 2002, Ambev decided to request a ruling from the CVM (Comissao de Valores Mobiliarios, the Securities and Exchange Commission of Brazil) in connection with a dispute between Ambev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain Ambev warrants. In March and April 2003, the CVM ruled that the criteria used by Ambev to calculate the strike price were correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by Ambev under its then-existing stock ownership program, as well as for the strike price of other warrants issued in 1993 by Brahma.

Ambev has knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. Two of them were ruled favourably to Ambev by the appellate court of the State of São Paulo. A third one was settled. Of the four other claims, all originated from the State of Rio de Janeiro, Ambev received a favourable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the state of Rio de Janeiro ruled against Ambev in another three claims. Ambev has appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro. The Superior Court of Justice decided one of the Rio de Janeiro cases in favour of Ambev, but the decision is subject to appeal. The other three appeals are still pending judgment before the Superior Court of Justice.

The warrant holders of both claims that were denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The Superior Court of Justice decided in favour of Ambev in both claims. Both decisions were disputed by the plaintiffs and in both cases appeals are pending judgment by the Special Court of the Superior Court of Justice.

In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants which are the object of those six proceedings represented, on 30 June 2016, 172,831,574 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$690 million (USD 215 million) as of 30 June 2016.

Ambev believes, based on its management assessments, that its chances of receiving unfavourable final decisions in this matter are either possible or remote, and therefore it has not established a provision for this litigation in its audited consolidated financial statements. As these disputes are based on whether Ambev should receive as a subscription price a lower price than the price that it considers correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Antitrust matters

Ambev had, in the past, a series of ongoing antitrust matters before the Conselho Administrativo de Defesa Economica (CADE) and Brazilian courts. In July 2015, Ambev settled its last material antitrust case, which dealt with its “Tô Contigo” customer loyalty program, which was discontinued several years ago. The controversy initiated in 2004 with an investigation conducted by the CADE and was being litigated in Brazilian federal court until its settlement in 2015. Pursuant to the terms of the in-court settlement, all legal actions against Ambev relating to this program have been terminated in exchange for Ambev’s payment of a R$229 million (USD 77 million) contribution in five instalments.

Ambev currently has no antitrust matters pending against it before Brazilian antitrust authorities and Brazilian courts.

Environmental matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbours residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 corporate entities (including Cervecería y Malteria Quilmes S.A.) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River. In this complaint, the Argentine Supreme Court of Justice ruled that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168, would be responsible for the implementation of a remediation plan for the Riachuelo Basin. The Argentine Supreme Court of Justice has not yet decided on the issue of liability for environmental damages but has already decided that each party shall bear its own trial expenses.

Lawsuit against the Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 0.9 billion) (of which approximately R$2.1 billion (USD 0.7 billion) are claimed against Ambev). The public prosecutor alleges that (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil, (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising, and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.7 billion) (therefore, it doubles the initial amount involved). The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the lower Court Judge dismissed the case in May 2016, rejecting all claims filed by the Federal Prosecutor’s Office.

The lower Court decision is subject to appeal and Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

Class action Canada (Brewers Retail Inc. litigation)

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or TBS) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000, (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc.

conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS, and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding CAD $1.4 billion (USD 1.1 billion), as well as, punitive, exemplary and aggravated damages of CAD $5 million (USD 4 million) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith.

10.1.3    Anheuser-Busch

Dispositions pension litigation

On 1 December 2009, AB InBev, Anheuser-Busch Companies, LLC and the Anheuser-Busch Companies Pension Plan were sued in the United States District Court for the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. Anheuser-Busch InBev SA/NV, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to certify a class action and represent certain employees of any other subsidiary of Anheuser-Busch Companies, LLC that has been divested or may be divested during the three-year period from the date of the Anheuser-Busch acquisition, 18 November 2008 through 17 November 2011. Among other things, the lawsuit claimed that AB InBev failed to provide him and the other class members (if certified) with certain enhanced benefits, and breached AB InBev’s fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. On 16 July 2010, the court dismissed the plaintiff’s lawsuit. The court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The court also found that the plaintiff did not exhaust all of his administrative remedies, which he must first do before filing a lawsuit. On 9 August 2010, the plaintiff filed an appeal of this decision to the Eighth Circuit Court of Appeals, which was denied on 22 July 2011. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in the Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev, et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies Salaried Employees’ Pension Plan (hereafter, the Plan) who had been employed by subsidiaries of Anheuser-Busch Companies, LLC that had been divested during the period of 18 November 2008 through 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit, namely, that by failing to provide plaintiffs with these enhanced benefits, AB InBev breached AB InBev’s fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. AB InBev filed a Motion to Dismiss and obtained dismissal of the breach of fiduciary duty claims in April 2011, leaving only the claims for benefits remaining. On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested Metal Container Corporation operations. On 9 January 2013, the Court granted AB InBev’s Motion for Judgment on the Administrative Record. The plaintiffs appealed the decision on 5 February 2013. On 11 July 2014, the Sixth Circuit Court of Appeals reversed the lower court and remanded the case for judgment. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the district court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefits to members of the certified class. AB InBev believes the total amount of the enhanced benefits is approximately USD 7.7 million.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. On 11 March 2013 the court consolidated the case with the Knowlton case mentioned below. A three-count consolidated complaint was filed on 19 April 2013. On 30 October 2013, the court dismissed Counts II and III, including the breach of fiduciary claims, but granted plaintiff leave to amend. On 19 November 2013, the plaintiff filed an amended Count III. AB InBev filed an Answer to amended Count III on 30 May 2014. On 16 May 2014, the Court granted the plaintiff’s class certification motion on Count I, which certified a class of divested employees of Busch Entertainment Corporation.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plan Administrative Committee by Brian Knowlton and several other former Busch Entertainment Corporation Employees. It was filed in Federal Court in the Southern District of California, and was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excluded the divested Metal Container Corporation facilities that were included in the Adams class action. On 11 March 2013 the court consolidated the case with the Nancy Anderson case mentioned above. A consolidated complaint was filed on 19 April 2013. On 30 October 2013, the court dismissed Counts II and III, including the breach of fiduciary claims, but granted plaintiff leave to amend. On 19 November 2013, the plaintiff filed an amended Count III. AB InBev filed an Answer to amended Count III on 30 May 2014. On 16 May 2014, the court granted the plaintiff’s class certification motion on Count I, which certified a class of divested employees of Busch Entertainment Corporation. On 10 November 2014, the plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the court issued an order of partial judgment on the pleadings, holding that the employees of Busch Entertainment Corporation were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 order, however, was not a final appealable order. On 21 August 2015, AB InBev filed a motion seeking entry of a final, appealable order as well as a stay pending appeal, both of which were granted on 9 October 2015. AB InBev subsequently appealed; that appeal remains pending. AB InBev believes that the total amount of enhanced pension benefit at issue in this case is approximately USD 66 million.

Tax matters

In early 2014, Anheuser-Busch InBev Worldwide Inc., an indirectly wholly-owned subsidiary of AB InBev, received a net proposed tax assessment from the U.S. Internal Revenue Service (IRS) of USD 306 million, predominately involving certain inter-company transactions related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of USD 133 million for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has contested the proposed assessments for the 2008 to 2011 tax years with the IRS and intends to vigorously defend its position.

Acquisition antitrust matters

The combination with Grupo Modelo was subject to, and required approvals or notifications pursuant to, various antitrust laws, including under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”).

United States

Under the Hart-Scott-Rodino Act, before the combination with Grupo Modelo could be completed, Grupo Modelo and AB InBev were each required to file a notification and report form and to wait until the applicable waiting period had expired or been terminated. In July 2012, AB InBev and Grupo Modelo filed notification and report forms under the Hart-Scott-Rodino Act with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. The initial 30-day waiting period was extended on 17 August 2012 for a period of time necessary for AB InBev and Grupo Modelo to respond to requests for additional information AB InBev and Grupo Modelo received from the U.S. Department of Justice, plus an additional 30 days for the relevant U.S. authorities to review after both parties substantially complied with the requests.

On 31 January 2013, the U.S. Department of Justice filed suit in the U.S. District Court for the District of Columbia challenging the proposed combination with Grupo Modelo and seeking an injunction to block the transaction.

Thereafter, on 19 April 2013, AB InBev announced that together with Grupo Modelo and Constellation Brands, Inc., AB InBev had reached a final settlement agreement with the U.S. Department of Justice. The terms of the settlement were substantially in line with the revised transaction announced on 14 February 2013, and included binding commitments to the revised transaction, designed to ensure a prompt divestiture of assets by AB InBev to Constellation Brands, Inc., the necessary build-out of the Piedras Negras brewery by Constellation Brands, Inc., as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam.

AB InBev announced the completion of the combination with Grupo Modelo on 4 June 2013, and on 7 June 2013, AB InBev announced that in a related transaction, Grupo Modelo completed the sale of AB InBev’s business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. The transaction included the sale of Grupo Modelo’s 50% stake in Crown Imports and the sale of the Grupo Modelo’s Piedras Negras brewery and perpetual rights to certain of Grupo Modelo’s brands in the United States.

As part of the settlement with the U.S. Department of Justice, AB InBev completed the sale of its glass production plant and other assets on the same site in Nava, Coahuila, Mexico to Constellation Brands, Inc. in a transaction related to the Grupo Modelo combination. The sale price for all of these assets was approximately USD 300 million.

Mexico

The Mexican Antitrust Commission approved the combination with Grupo Modelo without any condition by resolution dated on 8 November 2012. The term of the Mexican Antitrust Commission’s approval was extended on 19 February 2013 for an additional period of six months, effective until 19 August 2013. The combination with Grupo Modelo was completed on 4 June 2013.

On 7 June 2013, in a transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment of USD 558 million, which was paid by Constellation Brands, Inc. on 6  June 2014.

10.2    SABMiller

The SABMiller Group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of its directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the SABMiller Group’s financial position, except insofar as already provided in SABMiller’s audited consolidated financial statements as at and for the year ended 31 March 2016, incorporated by reference in this Prospectus.

Other than as set forth below, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened against SABMiller of which SABMiller is aware) which may have, or has had in the recent past, significant effects on SABMiller’s financial position or profitability.

10.2.1    Demerged entities

During the year ended 31 March 1998, the SABMiller Group recognised a provision of USD 73 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2016 USD 1.0 million (years ended 31 March 2015 and 31 March 2014: each USD 1.0 million) of this provision was utilised in regard to costs associated with SAB Ltd’s previously disposed of remaining retail interests. The residual balance of USD 4.0 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in the SABMiller Group’s audited consolidated financial statements, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd.

10.2.2    Taxation

The SABMiller Group has recognised various provisions in relation to taxation exposures it believes may arise. The provisions principally relate to non-corporate taxation and interest and penalties on corporate taxation in respect of a number of SABMiller Group companies. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

11.    MATERIAL CONTRACTS AND ARRANGEMENTS

11.1    Material contracts and arrangements of AB InBev

The following contracts and arrangements have been entered into by AB InBev within the two years immediately preceding the date of this Prospectus or contain provisions under which AB InBev or another member of its group has an obligation or entitlement which is material to the AB InBev Group.

11.1.1    Material contracts and arrangements relating to the Transaction

11.1.1.1 Financing relating to the Transaction

(a)    2015 Senior Facilities Agreement

On 28 October 2015, AB InBev entered into an unsecured USD 75.0 billion senior facilities agreement with a syndicate of banks in connection with the Transaction. The 2015 Senior Facilities Agreement made the following five facilities available to AB InBev and its wholly-owned subsidiaries, subject to certain conditions (i) “Cash/DCM (‘debt capital markets’) Bridge Facility A”, a 364-day bridge facility for up to USD 15.0 billion principal amount available, (ii) “Cash/DCM Bridge Facility B”, a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available, (iii) “Disposals Bridge Facility”, a 364-day bridge facility for up to USD 10.0 billion principal amount available, (iv) “Term Facility A”, a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available, and (v) “Term Facility B”, a five-year term facility for up to USD 10.0 billion principal amount available. The facilities are to be drawn in USD, except that a portion of each facility may be drawn in euro at AB InBev’s option.

On 27 January 2016, AB InBev cancelled USD 42.5 billion of commitments available under the 2015 Senior Facilities Agreement following the issuance of the January 2016 Notes, in which it received approximately USD 47.0 billion of net proceeds. Following the receipt of the proceeds from the issuance of the January 2016 U.S. Notes, AB InBev was required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory cancellation and prepayment provisions described below. In addition, AB InBev elected to cancel USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement. On 4 April 2016, AB InBev cancelled the remaining USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement, as a result of the bond issuance of 29 March 2016. Please refer to section 11.1.1.1(b) (Replacement bond financing) of this Part VI for further details on AB InBev’s debt capital markets issuances.

Accordingly, as of the date of this Prospectus, the total committed amount under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under Term Facility B and USD 10.0 billion under the Disposals Bridge Facility. AB InBev intends to use the net proceeds from the Transaction-related Divestitures to pay down and cancel the Disposals Bridge Facility in due course.

Each outstanding facility is available to be drawn until the earlier of (i) 28 October 2016, subject to an extension up to 28 April 2017, at AB InBev’s option, (ii) two months after the settlement date of the Belgian Offer, and (iii) the date on which the UK Scheme or the Belgian Offer permanently lapses, terminates, is withdrawn or (in the case of the UK Scheme) is rejected by the UK Court without being implemented or, if the reason for such lapse, termination or withdrawal of the UK Scheme is a decision by AB InBev to proceed with the Transaction by way of a UK Offer, the date falling four weeks after the UK Scheme lapse or termination date or the date on which AB InBev presents the 2015 Senior Facilities Syndicate with an amendment consent request in relation to such UK Offer. For so long as the facilities are available to be drawn, the commitments under those facilities will be available on a certain funds basis, subject to certain customary limitations.

The 2015 Senior Facilities Agreement contains customary representations, covenants and events of default. Among other things and subject to certain thresholds and limitations, an event of default is triggered if any of AB InBev’s or AB InBev’s subsidiaries’ financial indebtedness is accelerated following an event of default. AB InBev’s obligations as borrower under the 2015 Senior Facilities Agreement will be jointly and severally guaranteed by AB InBev itself (in the event an additional borrower is added at a later date), Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., Brandbrew S.A., Brandbev S.à r.l. and Cobrew SA/NV. Within six months of the settlement date of the Belgian Offer, to the extent such entities remain obligors under SABMiller’s existing publicly held debt securities (and subject to certain other conditions, including the absence of financial assistance, general statutory limitations, corporate benefit considerations, the absence of fraudulent preference or similar principles that may affect the ability of entities to provide a guarantee), SABMiller and certain of its key subsidiaries are required to accede as guarantors to the 2015 Senior Facilities Agreement.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to the Belgian Offer, the settlement of any options of the SABMiller Share Plans exercised upon Completion and, following the settlement date of the Belgian Offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

The availability of funds under the 2015 Senior Facilities Agreement is subject to the satisfaction of customary conditions precedent. In addition to these conditions, the utilisations under the 2015 Senior Facilities Agreement also require that no major default is continuing or would result from the proposed utilisations and that certain representations made by the borrower and each guarantor remain true in all material respects.

The interest rates applicable under the 2015 Senior Facilities Agreement are equal to LIBOR (or EURIBOR, for euro-denominated loans) plus the applicable margin on each facility, based on ratings assigned by rating agencies to AB InBev’s long-term debt. For Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B, the margin ranges between 0.85% per annum and 1.30% per annum, which margin would have increased in fixed increments of 0.20% per annum from the date falling three months after the settlement date of the Belgian Offer and on the last business day of each successive three-month period thereafter. For the Disposals Bridge Facility, the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility A, the margin ranges between 0.90% per annum and 1.35% per annum. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum, which margin will increase in fixed increments of 0.0625% per annum from the date falling thirty-six months after the settlement date of the Belgian Offer and on the last business day of each successive three-month period thereafter.

Prior to 15 September 2015, the date on which renewed public speculation relating to the possible business combination between AB InBev and SABMiller began, AB InBev had been assigned a rating of A (stable outlook) by S&P Global Ratings (formerly Standard & Poor’s Ratings Services) and A2 (positive outlook) by Moody’s Investors Service. Since 15 September 2015, S&P Global Ratings (formerly Standard & Poor’s Ratings Services) downgraded its rating for AB InBev’s long-term debt obligations to A- with stable outlook. In September 2015, Moody’s Investors Service changed AB InBev’s outlook to “Developing”, citing downward rating pressure if the Transaction completes due to higher leverage and certain integration risks, and stating that, if the Transaction does not complete, the rating could be affirmed or even raised. Moody’s Investors Service also assigned a provisional rating of (P)A3 to AB InBev’s January 2016 Notes at the time of issuance. The March 2016 Notes were assigned a rating of A- (stable outlook) by S&P Global Ratings (formerly Standard & Poor’s Ratings Services) and A2 Developing by Moody’s Investors Service. In May 2016, Moody’s Investors Service concluded its ratings review and assigned a rating of A3 (stable outlook) to AB InBev’s long-term debt obligations, the January 2016 Notes and the March 2016 Notes. Based on AB InBev’s ratings as of the date of this Prospectus, the applicable margins for each facility were (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, 1.00% per annum, (ii) for Term Facility A, 1.10% per annum, and (iii) for Term Facility B, 1.25% per annum. Customary ticking fees are payable on any undrawn but available funds under the facilities.

Mandatory prepayments are not required to be made under the 2015 Senior Facilities Agreement, except in certain limited circumstances, including (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, an amount equal to (a) the net proceeds of any disposal made by SABMiller or its subsidiaries or AB InBev or its subsidiaries, and (b) 80% of the net proceeds received by AB InBev or its subsidiaries from funds raised in any public or private loan or debt capital markets, in each case subject to certain exceptions, and (ii) for all facilities, where a person or a group of persons acting in concert (other than the AB InBev Reference Shareholder or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of AB InBev.

Under the terms of the 2015 Senior Facilities Agreement, once borrowed, prepayments of the facilities are applied as follows:

•	voluntary prepayments will be applied first to prepay the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled, then to Term Facility A until it repaid in full and cancelled and finally to Term Facility B until it is repaid in full and cancelled;

•	the net cash proceeds from disposals (subject to certain exceptions) will be applied first to prepay the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled and finally to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled; and

•

80% of the net cash proceeds from funds raised in any public or private loan or debt capital markets offerings will (subject to certain exceptions) be applied first to prepay the Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to Cash/DCM Bridge Facility B until it is repaid in full and cancelled. On 27 January 2016, AB InBev cancelled the commitments under Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B.

On 26 July 2016, AB InBev issued the Revised Announcement setting out the terms of a revised and final offer on the terms described in this Prospectus. In connection with the Revised Announcement, AB InBev obtained the consent of the majority lenders under the 2015 Senior Facilities Agreement to waive the requirement under the 2015 Senior Facilities Agreement that any increase in the Cash Consideration or the cash element of the Partial Share Alternative be funded from the proceeds of an equity raising.

(b)    Replacement bond financing

January 2016 issuances

On 25 January 2016, AB InBev’s subsidiary ABIFI issued USD 46.0 billion aggregate principal amount of bonds guaranteed by AB InBev and certain other subsidiaries. The bonds comprise the following series (collectively, the “January 2016 U.S. Notes”):

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	USD 4 billion	USD 7.5 billion	USD 6 billion	USD 11 billion	USD 6 billion	USD 11 billion	USD 500 million

Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021

Public offering price:	99.729% of the principal	99.687% of the principal	99.621% of the principal	99.833% of the principal	99.166% of the principal	99.765% of the principal	100.00% of the principal

Interest payment dates:	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016

Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three-month LIBOR plus 126 bps

Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make-whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make- whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make- whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make-whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make-whole call at treasury rate plus 35 bps; par call at any time thereafter	None

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the Transaction is not consummated on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction. The January 2016 U.S. Notes were admitted to listing and trading on the NYSE effective 26 January 2016.

In addition, on 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (the “January 2016 Taiwan Notes”, and together with the January 2016 U.S. Notes, the “January 2016 Notes”). The January 2016 Taiwan Notes were offered and sold in Taiwan to “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. The January 2016 Taiwan Notes were admitted to listing and trading on the Taipei Exchange on 29 January 2016.

The January 2016 Notes are fully, unconditionally and irrevocably guaranteed by AB InBev, Brandbrew S.A., Brandbev S.à r.l., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC. The January 2016 Notes are senior unsecured obligations of ABIFI and rank equally with all other existing and future unsecured and unsubordinated debt obligations of ABIFI. The January 2016 Notes are denominated in U.S. dollars, and both principal and interest will be paid in U.S. dollars.

Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration under the Belgian Offer. The remainder of the net proceeds will be used for general corporate purposes.

March 2016 issuances

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium-Term Note Programme (the “March 2016 Notes”). The March 2016 Notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount sold:	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000

Maturity date:	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020

Interest payment dates:	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Quarterly on 17 March, 17 June, 17 September and 17 December, Commencing 17 June 2016 up to and including the Maturity Date

Interest Rate:	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The March 2016 Notes are fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies LLC, Anheuser-Busch InBev Worldwide Inc., ABIFI, Brandbev S.a r.l, Brandbrew S.A. and Cobrew NV. The March 2016 Notes are senior unsecured obligations of AB InBev and rank equally with all other existing and future unsecured and unsubordinated debt obligations of AB InBev.

The 2020 fixed and floating rate notes, the 2022 notes and the 2025 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such notes, together, if appropriate, with interest accrued to, but excluding the special mandatory redemption date if the Transaction is not completed on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction.

The proceeds of the offering will be applied for the realisation of the strategy of AB InBev, including to fund a portion of the cash consideration to be paid by AB InBev for each Initial Newbelco Share tendered into the Belgian Offer (as described in section 3.2 (Cash Consideration) of Part VII of the Belgian Offer Prospectus) and for general corporate purposes. The notes were issued by AB InBev under its Euro Medium Term Note Programme base prospectus published on 13 January 2016, as supplemented by a first supplemental prospectus dated 22 January 2016 and a second supplemental prospectus dated 15 March 2016.

As of 30 June 2016, AB InBev has economically hedged GBP 46 billion of the purchase price for the Transaction at an average fixed exchange rate of USD 1.5276 per British pound sterling.

Impact of the January and March 2016 issuances on the 2015 Senior Facilities Agreement

As a result of the debt capital markets issuances described above, on 27 January 2016, AB InBev cancelled USD 42.5 billion of available commitments under the 2015 Senior Facilities Agreement and on 4 April 2016, AB InBev cancelled a further USD 12.5 billion of the commitments available. Accordingly, as of the date of this Prospectus, the total committed amount under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under a five-year term facility and USD 10.0 billion under a disposals bridge facility, which is expected to be repaid in full from the proceeds of the Transaction-related Divestitures.

11.1.1.2 Co-operation Agreement

(a)    Covenants and agreements in the Co-operation Agreement

On 11 November 2015, AB InBev and SABMiller entered into a Co-operation Agreement, pursuant to which AB InBev has agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the pre-conditions and regulatory conditions to the Transaction, as set out in Appendix 1 and Appendix 2 to the Rule 2.7 Announcement.

AB InBev and SABMiller have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller have also agreed to provide each other with certain information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of certain other official authorisations or regulatory clearances required in relation to the implementation of the Transaction. AB InBev has agreed that if any clearance remains outstanding by the Long Stop Date, AB InBev will use its best endeavours to enter into any arrangements which may be necessary with the relevant regulatory authorities to maintain the relevant regulatory authorities’ ability to obtain an effective remedy under the relevant merger control provisions including any conditions, undertakings or hold-separate arrangements.

AB InBev and SABMiller have agreed to work together in good faith to develop a proposal in relation to each of the participants in SABMiller’s Zenzele Scheme as soon as reasonably practicable following the date of the Co-operation Agreement (and will provide each other with reasonable assistance to do so). For six months following the date of the Co-operation Agreement (or such longer period that SABMiller and AB InBev agree, each acting reasonably and in good faith) and, if applicable, from the date of agreement between AB InBev and SABMiller on any such proposals, SABMiller will not cause or give notice of an acceleration of the expiry of the Zenzele Scheme or any proposal without AB InBev’s consent. Agreement has been reached on a proposal to amend the Zenzele Scheme, the key terms of which are set out in section 3.5.2.1 (Zenzele Broad-Based Black Economic Empowerment Scheme (Zenzele Scheme)) of Part VII of this Prospectus.

AB InBev has agreed to indemnify and hold harmless SABMiller (and each member of the SABMiller Group) from losses, liabilities, and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller (or any member of the SABMiller Group) arising from actions taken by the SABMiller Group prior to the termination of the Co-operation Agreement in compliance with specific obligations under the Co-operation Agreement, including pursuant to any indemnification arrangements between the SABMiller Group and Intertrust, such as the Intertrust Engagement Letter.

AB InBev and SABMiller have also agreed in the Co-operation Agreement to certain retention and other arrangements for SABMiller employees (excluding executive directors and members of the executive committee). The Co-operation Agreement also contains provisions in relation to the SABMiller Share Plans. Information about the SABMiller Share Plans is set out in section 3.5.2 (Treatment of SABMiller stock options and awards) of Part VII of this Prospectus.

On 1 July 2016, AB InBev and SABMiller entered into a Deed of Amendment amending the Co-operation Agreement so as to clarify that the retention and other arrangements for SABMiller employees set out in Part B of Schedule 1 of the Co-operation Agreement shall not apply to employees of the CCBA group, other than those individuals who were employees of a member of the SABMiller Group immediately before completion of the CCBA transaction.

On 17 August 2016, AB InBev and SABMiller entered into a further deed of amendment amending the Co-operation Agreement in order to modify the transitional bonus arrangements for SABMiller employees in respect of the period following Completion to take account of the impact on bonus targets of the planned divestments of various SABMiller businesses by AB InBev on and following Completion. The deed of amendment provides that:

•	for those SABMiller employees (other than executive directors of SABMiller) who remain in employment after Completion, if completion occurs before 31 December 2016, bonuses for the nine-month period to 31 December 2016 (or to the date of termination of their employment, if earlier) will be calculated on a pro rata basis as follows:

(i)	any part of a bonus dependent on business unit (including country) performance, where such performance is measureable for the period ending 31 December 2016, shall be determined by reference to the existing applicable performance targets pro-rated and adjusted for the shortened period, and

(ii)	any part of a bonus dependent on SABMiller regional performance and SABMiller group performance, and business unit (including country) performance where such performance is not measurable for the period ending 31 December 2016, shall be at 75% of the maximum bonus opportunity, and such bonus payments shall be multiplied by 1.2, provided that business unit performance targets are met; and

•

for those employees of the SABMiller Group (other than the SABMiller executive directors and members of the executive committee) who remain in employment on 1 January 2017 (or, if later, Completion), bonuses for the calendar year starting on that date will be determined by reference to targets set by AB InBev, and subject to a multiplier of 1.2 where company performance targets are achieved, provided that for those employees whose employment is terminated prior to 31 December 2017, bonus payments will be calculated on a pro rata basis to the date of termination.

(b)    Termination of the Co-operation Agreement

Subject to the following, the Co-operation Agreement shall terminate with immediate effect and all rights and obligations of the parties under the Co-operation Agreement shall cease forthwith, as follows:

•	if agreed in writing between the parties;

•	upon service of written notice by AB InBev to SABMiller, if one or more of the following occurs:

•	the relevant SABMiller Directors withdraw, adversely modify or adversely qualify the SABMiller board recommendation in respect of the Transaction or fail to publicly reaffirm such unanimous and unconditional recommendation within five business days of AB InBev’s reasonable request to do so (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration); or

•	subject to certain limitations, if the Transaction is being implemented by way of the UK Scheme and the UK Scheme Court Meeting, the SABMiller General Meeting, the Newbelco General Meeting and the UK Scheme Court Sanction Hearing are not held by the specified dates;

•	upon service of written notice by either party to the other, following a Break Payment Event (as defined under item (c) below);

•	upon service of written notice by AB InBev to SABMiller prior to the Long Stop Date, stating that either:

•	any pre-condition or condition which has not been waived is (or has become) considered by AB InBev incapable of satisfaction by the Long Stop Date and, notwithstanding that AB InBev has the right to waive such pre-condition or condition, AB InBev will not do so; or

•	any pre-condition or condition which is incapable of waiver is considered by AB InBev incapable of satisfaction by the Long Stop Date,

in each case in circumstances where the invocation of the relevant pre-condition or condition (or confirmation that the pre-condition or condition is incapable of satisfaction, as appropriate) is permitted by the UK Panel;

•	upon service of written notice by AB InBev to SABMiller if (i) the UK Scheme is not approved at the UK Scheme Court Meeting or the SABMiller Resolution is not passed at the SABMiller General Meeting, or (ii) the Newbelco Resolutions are not passed at the Newbelco General Meeting;

•	upon service of written notice by AB InBev to SABMiller, if a competing proposal (i) is recommended in whole or part by the relevant SABMiller Directors, or (ii) completes, becomes effective or is declared or becomes unconditional in all respects;

•	if the Transaction is, with the permission of the UK Panel and, when applicable, the FSMA, withdrawn or lapses in accordance with its terms prior to the Long Stop Date (other than where (i) such lapse or withdrawal is as a result of the exercise of AB InBev’s right to effect a switch from the UK Scheme to a UK Offer, or (ii) it is otherwise to be followed within five business days by an announcement under Rule 2.7 of the UK City Code made by AB InBev or a person acting in concert with AB InBev to implement the Transaction by a different offer or scheme on substantially the same or improved terms); or

•	if Completion has not occurred by the Long Stop Date.

Termination of the Co-operation Agreement shall be without prejudice to the rights of any of the parties which have arisen at or prior to termination. Certain customary provisions of the Co-operation Agreement shall survive termination.

(c)    Break Payment

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event (as defined below), AB InBev has agreed to pay or procure the payment to SABMiller of USD 3.0 billion if prior to the termination of the Co-operation Agreement:

•	those shareholder resolutions of AB InBev which are necessary to approve, implement and effect the Belgian Merger, the Belgian Offer and the Transaction, including to the extent necessary for the approval of any relevant AB InBev Transaction Documents, are not passed by a specified date;

•	at or before the start of the AB InBev General Meeting (i) the AB InBev Board withdraws, adversely modifies or adversely qualifies the AB InBev Board recommendation in respect of the Transaction or fails to reaffirm or reissue the AB InBev Board recommendation within five business days of SABMiller’s reasonable request to do so, and (ii) within ten business days, SABMiller confirms to AB InBev that it no longer intends to proceed with the Transaction (and the UK Panel and the FSMA, if applicable, confirm that AB InBev is no longer required to proceed with the Transaction); or

•	any pre-condition and/or regulatory condition to the Transaction (as set out in the Rule 2.7 Announcement) has not been satisfied or waived by 11:59 p.m. on the date which is 14 days prior to the Long Stop Date, or AB InBev invokes (and is permitted by the UK Panel to invoke) any pre-condition and/or regulatory condition on or prior to the Long Stop Date,

(each a “Break Payment Event”).

In the event that a Break Payment Event occurs and AB InBev has paid the break payment (except with respect to (i) any amount payable by AB InBev pursuant to certain specific indemnity provisions in the Co-operation Agreement, and (ii) fraud), SABMiller’s receipt of the break payment shall be the sole and exclusive remedy of the SABMiller Group in respect of any and all costs and expenses incurred by the SABMiller Group arising out of or in connection with the Co-operation Agreement, certain related agreements, and the Transaction, and for any and all losses and damages suffered arising out of or in connection with the Co-operation Agreement, certain related agreements or the Transaction (the “Break Payment Limitation”).

11.1.1.3 Deed of Indemnity

It is expected that AB InBev and SABMiller will enter into a deed of indemnity on or about the date of this Prospectus (the “Deed of Indemnity”), pursuant to which, in consideration for SABMiller:

•	providing selected financial and commercial information and representation letters to AB InBev for various purposes, including certain regulatory filings made in connection with AB InBev’s bond financing arrangements (described in further detail in section 11.1.1.1(b) (Replacement bond financing) above), assessments by certain ratings agencies of the potential credit rating of a new entity to be carved out of SABMiller in the event of completion of the Transaction under a range of different scenarios, the preparation of certain reports by Ernst & Young LLP at the instruction of AB InBev relating to the Peroni, Grolsch and Meantime brands and their associated businesses in Italy, the Netherlands and the UK (the “PGM Business”), and for information purposes in connection with the proposed sale of the PGM Business;

•	agreeing to consider and/or conduct a bondholder consent solicitation process with regard to SABMiller’s USD 300,000,000 6.625% guaranteed notes due 2033;

•	entering into an engagement letter with and agreeing to indemnify the UK Agent and hold it and its connected persons harmless against any liabilities (other than those that are finally judicially determined to have arisen out of the gross negligence or wilful misconduct of the UK Agent) which arise out of matters contemplated by or consequent upon the UK Agent’s engagement in relation to the Transaction,

It is expected that AB InBev will agree to indemnify and hold SABMiller and its connected persons harmless from and against any losses, liabilities and claims made against SABMiller and its connected persons (and any costs and expenses stemming from such claims) in connection with the items mentioned above other than when finally judicially determined to have arisen from the gross negligence, wilful misconduct, bad faith or fraud by SABMiller or its connected persons, as well as to reimburse SABMiller for any expenses incurred in connection with the bondholder consent solicitation process. It is expected that SABMiller will consent to the ongoing inclusion and/or provision of such information and letters in certain places and/or situations.

It is expected that AB InBev will acknowledge and agree that any amounts payable in connection with the Deed of Indemnity shall be excluded for the purposes of the Break Payment Limitation and that the Deed of Indemnity shall survive the Co-operation Agreement.

11.1.1.4 Information rights agreement

On 11 November 2015, AB InBev and Altria entered into an information rights agreement, pursuant to which Newbelco will share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in Newbelco. Upon Completion, this information rights agreement will replace the existing relationship agreement that is in place between Altria and SABMiller (see section 11.2.3 (Altria agreement) below).

Under the terms of the Transaction, as stated in the Rule 2.7 Announcement, any UK Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newbelco on substantially the same terms as the Information Rights Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newbelco Board that it meets the following criteria:

(i)	it will be the sole legal and beneficial holder of no less than 10% of the share capital of Newbelco in issue from time to time;

(ii)	for the purposes of its financial reporting it accounts for its shareholding in Newbelco on the basis of the equity method of accounting in accordance with U.S. GAAP; and

(iii)	it is a U.S. listed company subject to the reporting requirements under the Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

11.1.1.5	Tax Matters Agreement

On 11 November 2015, AB InBev entered into a Tax Matters Agreement with Altria, pursuant to which AB InBev (and, after Completion, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction.

In particular, AB InBev gives certain representations as to the structure and implementation of the Transaction that support the giving of opinions by Altria’s U.S. counsel that (i) the “Reorganization”, as defined in the Tax Matters Agreement (being collectively the transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco, the issue of the Initial Newbelco Shares to the UK Scheme Shareholders, the registration of the UK Scheme Shareholders as Newbelco Shareholders in the share register of Newbelco, the re-registration of SABMiller as a private limited company and the CTB Election), and (ii) the reclassification and consolidation of Initial Newbelco Shares into Restricted Newbelco Shares, will qualify as tax-free reorganisations for U.S. Federal income tax purposes (the “Tax Opinions”).

If Altria is unable to obtain the Tax Opinions from its U.S. counsel as a result of a change in law or an action taken by SABMiller, in certain circumstances an alternative set of representations may be given by AB InBev, which support the characterisation of the transfer of the UK Scheme Shares from the UK Scheme Shareholders to Newbelco and the issue of the Initial Newbelco Shares to the UK Scheme Shareholders (without the CTB Election) and the Belgian Merger (together) as a transaction that will qualify for non-recognition of gain and loss for U.S. Federal income tax purposes under section 351 of the United States Internal Revenue Code.

If certain of AB InBev’s representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, AB InBev (and, after Completion, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction.

The Tax Matters Agreement sets out the framework for ongoing co-operation between AB InBev and Altria after Completion in relation to certain matters that are relevant to Altria under U.S. tax legislation. The Tax Matters Agreement provides that, upon Completion, the existing tax matters agreement in place between Altria and SABMiller will be terminated (see section 11.2.1 (Tax matters agreement) below).

It is expected that on or around the date of this Prospectus, AB InBev and Altria will enter into an amended and restated Tax Matters Agreement, in order to make certain adjustments to the representations as to the structure and implementation of the Transaction to reflect additional details that have developed since 11 November 2015.

Under the terms of the Transaction, as stated in the Rule 2.7 Announcement, any UK Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newbelco on substantially the same terms as the Tax Matters Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newbelco Board that it meets the following criteria:

(i)	it is a United States corporation;

(ii)	it owns (or is deemed to own for U.S. Federal income tax purposes) no less than 5% of the UK Scheme Shares; and

(iii)	it owns (or is deemed to own for U.S. Federal income tax purposes) no less than 10% of the Restricted Newbelco Shares at Completion.

11.1.1.6	Altria Irrevocable

On 11 November 2015, AB InBev entered into the Altria Irrevocable with Altria, pursuant to which Altria has irrevocably undertaken to vote in favour of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller Shares.

Pursuant to the terms of the Altria Irrevocable, Altria is permitted to pledge its holding of SABMiller Shares in the period prior to Completion provided that the relevant pledgee (meaning, the beneficiary of a pledge) provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the Altria Irrevocable (or such other form as AB InBev may agree). In addition, pursuant to the terms of a letter of consent between AB InBev and Altria dated 11 November 2015, entered into in connection with the Altria Irrevocable, AB InBev has given its prior consent to Altria creating pledges (at any time and from time to time prior to the fifth anniversary of Completion) over any Restricted Newbelco Shares held by Altria after Completion, such consent being binding on Newbelco.

The Altria Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	18 months from the date of the Altria Irrevocable (or such later date as may be agreed by Altria);

•	if AB InBev publicly announces (with the consent of the UK Panel) that it does not intend to proceed with the Transaction and no new, revised or replacement UK Scheme to which the Altria Irrevocable applies is publicly announced at the same time;

•	if the UK Scheme is withdrawn or lapses in accordance with its terms and no new, revised or replacement UK Scheme to which the Altria Irrevocable applies is publicly announced in its place or at the same time;

•	if the Newbelco Resolution to adopt the Newbelco Articles with effect from the closing of the Belgian Offer is not passed, or is amended or revoked prior to the UK Scheme becoming Effective;

•	if there is an increase in the Cash Consideration and Altria has not given its consent to such increase in circumstances where the cash element of the Partial Share Alternative is not increased by an equal (or greater) amount;

•	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

•	on written notice from Altria, if (i) changes are made to the Proposed Structure (including the provisions set out in paragraphs 10, 11, 12 and 14 of the Rule 2.7 Announcement and Appendix 6 of the Rule 2.7 Announcement or Schedule 3 of the Co-operation Agreement), or (ii) AB InBev agrees to, permits or in any way facilitates any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the UK City Code with respect to the Transaction, in each case other than with the consent of Altria and which would be reasonably expected to have certain material adverse effects on Altria; or

•	on written notice from Altria, if AB InBev fails to deliver six business days prior to the UK Scheme Court Meeting and SABMiller General Meeting the certification it is required to deliver on such dates pursuant to the Tax Matters Agreement.

In the event that the Altria Irrevocable ceases to be binding in accordance with the last two paragraphs above, Altria is required to vote against the UK Scheme and the SABMiller Resolution in respect of its entire beneficial holding of SABMiller Shares. As a result of Altria’s holding of SABMiller Shares, this requirement would be expected to result in the UK Scheme not becoming Effective.

In the event that AB InBev elects to implement the Transaction by way of a UK Offer (rather than the UK Scheme) and Altria has consented to such election, the provisions of the Altria Irrevocable will apply to such UK Offer mutatis mutandis.

On 25 July 2016, Altria and AB InBev entered into a deed confirming Altria’s consent and agreement to (i) the increase in the amount of the Cash Consideration, (ii) the increase in the amount of the cash element of the Partial Share Alternative and (iii) the Altria Irrevocable remaining in full force and effect.

11.1.1.7	BEVCO Irrevocable

On 11 November 2015, AB InBev entered into the BEVCO Irrevocable with BEVCO, pursuant to which BEVCO has irrevocably undertaken to vote in favour of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller Shares.

BEVCO had 83,288,000 SABMiller Shares pledged as at the date of the BEVCO Irrevocable. Pursuant to the terms of the BEVCO Irrevocable, BEVCO is permitted to pledge additional SABMiller Shares in the period prior to Completion provided that the relevant pledgee provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the BEVCO Irrevocable (or such other form as AB InBev may agree). In addition, pursuant to the terms of a letter of consent between AB InBev and BEVCO dated 11 November 2015, entered into in connection with the BEVCO Irrevocable, AB InBev has given its prior consent to BEVCO or any of its Affiliates creating pledges over any Restricted Newbelco Shares held by BEVCO or any of its Affiliates from closing of the Belgian Offer, such consent being binding on Newbelco.

The BEVCO Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	in respect of the Pledged Shares (as defined in the BEVCO Irrevocable) and in relation to certain undertakings in the BEVCO Irrevocable only, in the event of a foreclosure event;

•	if the UK Scheme does not become Effective by the date falling eighteen months from the date of the BEVCO Irrevocable (or such later date as may be agreed by BEVCO);

•	if AB InBev publicly announces (with the consent of the UK Panel) that it does not intend to proceed with the Transaction (and no new, revised or replacement UK Scheme (to which the BEVCO Irrevocable applies) is publicly announced at the same time);

•	if the UK Scheme is withdrawn or lapses in accordance with its terms (and no new, revised or replacement UK Scheme (to which the BEVCO Irrevocable applies) is publicly announced in its place or at the same time);

•	on written notice from BEVCO, if the Altria Irrevocable:

•	lapses in accordance with its terms; or

•	is varied or waived such that (in aggregate) there are commitments in force from or on behalf of holders of SABMiller Shares or Initial Newbelco Shares (excluding BEVCO’s holding of SABMiller Shares or Initial Newbelco Shares) to elect for the Partial Share Alternative in respect of less than 400,000,000 SABMiller Shares;

•	on written notice from BEVCO, if a relevant change to the structure of the Transaction (as set out in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Rule 2.7 Announcement and Schedule 3 of the Co-operation Agreement) is publicly announced or published in any Transaction Document (as defined in the BEVCO Irrevocable) and BEVCO provides AB InBev with written notice (countersigned or accompanied by notices from relevant Secured Parties (as defined in the BEVCO Irrevocable)) confirming that there has been or that it is expected there would be a Material Pledge Enforcement Event (as defined in the BEVCO Irrevocable) as a result of the proposed structure change if the Transaction were to be implemented in the manner contemplated by the proposed structure change (any such change to the structure of the Transaction, whether or not required by applicable law, regulation or any applicable regulatory authority, being a “Relevant Structure Change”) and the Relevant Structure Change is not required by applicable law, regulation (including the UK City Code) or any applicable regulatory authority (including the UK Panel or the FSMA); or

•	on written notice from BEVCO, if a Relevant Structure Change is required by applicable law, regulation (including the UK City Code) or any applicable regulatory authority (including the UK Panel or the FSMA)), provided that (other than in respect of the Current Pledged Shares (as defined in the BEVCO Irrevocable)), the obligation to elect for the Partial Share Alternative (and certain other obligations, but not the undertaking to vote in favour of the SABMiller Resolution) will remain binding.

In the event that AB InBev elects to implement the Transaction by way of a UK Offer (rather than the UK Scheme) and BEVCO has consented to such election, the provisions of the BEVCO Irrevocable will apply to such UK Offer mutatis mutandis.

On 26 July 2016, BEVCO and AB InBev entered into a deed confirming BEVCO’s consent and agreement to (i) the increase in amount of the Cash Consideration, (ii) the increase in the amount of the cash element of the Partial Share Alternative and (iii) the BEVCO Irrevocable remaining in full force and effect.

On 5 August 2016, AB InBev entered into a supplemental irrevocable undertaking with BEVCO (the “BEVCO Supplemental Irrevocable”) pursuant to which, in respect of the undertakings in the BEVCO Irrevocable that will cease to be binding upon the occurrence of an event entitling Deutsche Bank to take an Enforcement Action (as defined below), equivalent undertakings have been provided by BEVCO in respect of the Deutsche Bank Pledged Shares (as defined below) covering the period from the occurrence of an event entitling Deutsche Bank to take an Enforcement Action (as defined below) until the occurrence of an Enforcement Action (as defined below). The undertakings and obligations contained in the BEVCO Irrevocable remain in full force and effect.

The BEVCO Supplemental Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	if the BEVCO Irrevocable lapses or ceases to be effective in accordance with its terms;

•	in respect of the Existing Deutsche Bank Pledged Shares (as defined below), if there is an Applicable Structure Change (as defined below); or

•	in respect of the Further Deutsche Bank Pledged Shares (as defined below) and in relation to the undertaking to vote in favour of the Transaction (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an Applicable Structure Change.

11.1.1.8	Deutsche Bank

As at 11 November 2015, BEVCO had pledged 18,000,000 SABMiller Shares to Deutsche Bank (the “Existing Deutsche Bank Pledged Shares”).

On 5 August 2016, in connection with the pledge by BEVCO of an additional 10,000,000 SABMiller Shares to Deutsche Bank (the “Further Deutsche Bank Pledged Shares” and together with the Existing Deutsche Bank Pledged Shares, the “Deutsche Bank Pledged Shares”), AB InBev entered into an irrevocable undertaking with Deutsche Bank (the “Deutsche Bank Irrevocable”) pursuant to which Deutsche Bank has irrevocably undertaken to vote in favour of the Transaction and to elect for the Partial Share Alternative in respect of the Deutsche Bank Pledged Shares following the taking of any enforcement action by Deutsche Bank under the pledge arrangements relating to the Deutsche Bank Pledged Shares (any such action, an “Enforcement Action”).

The Deutsche Bank Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

•	if AB InBev publicly announces that it does not intend to proceed with the Transaction (and no new, revised or replacement UK Scheme (to which the Deutsche Bank Irrevocable applies) is publicly announced at the same time);

•	if the UK Scheme is withdrawn or lapses in accordance with its terms (and no new, revised or replacement UK Scheme (to which the Deutsche Bank Irrevocable applies) is publicly announced in its place or at the same time);

•	if the BEVCO Irrevocable or the BEVCO Supplemental Irrevocable lapse or cease to be effective in accordance with their respective terms;

•	on Completion;

•	if the UK Scheme does not become Effective by the date falling eighteen months from the date of the Rule 2.7 Announcement (or such later date as may be agreed by AB InBev, SABMiller and BEVCO);

•	in respect of the Existing Deutsche Bank Pledged Shares, if (a) a relevant change is made to the structure of the Transaction (as set out in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Rule 2.7 Announcement (as supplemented by the Revised Announcement) and Schedule 3 of the Co-operation Agreement); (b) the change is required by applicable law, regulation (including the UK City Code) or applicable regulatory authority (including the UK Panel or FSMA); and (c) BEVCO provides AB InBev with written notice (countersigned or accompanied by notices from relevant Secured Parties (as defined in the BEVCO Irrevocable)) confirming that there has been or that it is expected there would be a Material Pledge Enforcement Event (as defined in the BEVCO Irrevocable) as a result of the proposed structure change if the Transaction were to be implemented in the manner contemplated by the proposed structure change (any such change in accordance with (a), (b) and (c) above, an “Applicable Structure Change”);

•	in respect of the Further Deutsche Bank Pledged Shares and in relation to the undertaking to vote in favour of the Transaction (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an Applicable Structure Change;

•	in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are released from the relevant security arrangement in favour of Deutsche Bank;

•	in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are prior to the completion of the Transaction transferred to an Acceptable Transferee (as defined in the Deutsche Bank Irrevocable) in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favour of AB InBev to vote in favour of the Transaction at the relevant court and shareholder meetings and to elect for the Partial Share Alternative in respect of the relevant Deutsche Bank Pledged Shares it acquires in the form set out as an appendix to the Deutsche Bank Irrevocable; or

•

in respect of any Deutsche Bank Pledged Shares to the extent that Deutsche Bank transfers prior to the completion of the Transaction all or part of its interest in the loan facility secured by the Deutsche Bank Pledged Shares and simultaneously transfers its security interest in such Deutsche Bank Pledged Shares to an Acceptable Transferee in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favour of AB InBev in substantially the same form as the Deutsche Bank Irrevocable.

In the event that AB InBev elects to implement the Transaction by way of a UK Offer (rather than the UK Scheme) and BEVCO has consented to such election, the provisions of the Deutsche Bank Irrevocable will apply to such UK Offer mutatis mutandis.

11.1.1.9	AB InBev Shareholder Irrevocables

On 11 November 2015, AB InBev and SABMiller received irrevocable undertakings from each of the AB InBev Reference Shareholder, EPS Participations and BRC, who as at 30 June 2016 collectively held the voting rights in respect of approximately 51.68% of the issued share capital of AB InBev, to vote in favour of such shareholder resolutions of AB InBev as are necessary to approve the Belgian Offer and the Belgian Merger. The irrevocable undertakings from EPS Participations and BRC do not prevent them from disposing of their voting rights in AB InBev. As at 30 June 2016, EPS Participations and BRC collectively held the voting rights in respect of approximately 10.44% of AB InBev’s issued share capital. See section 5.1.1 (Shareholding Structure) of Part VI for further details on the shareholdings of the AB InBev Reference Shareholder, EPS Participations and BRC.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding (a) 18 months from the date of the Rule 2.7 Announcement (or such later date as may be agreed by the AB InBev Reference Shareholder, EPS Participations or BRC (as applicable)), (b) on the date on which the UK Scheme lapses or is withdrawn in accordance with its terms and no new, revised or replacement UK Scheme has been announced in its place or at the same time, (c) fourteen days following the date of the successful implementation of the Transaction in accordance with its terms, (d) if the Newbelco Resolutions to (i) adopt the Newbelco Articles, or (ii) appoint the Newbelco Board, are not passed, or (e) if the Newbelco Resolutions described in item (d) are revoked or amended prior to the UK Scheme becoming Effective.

11.1.1.10	Molson Coors Purchase Agreement

On 11 November 2015, AB InBev and Molson Coors entered into the Molson Coors Purchase Agreement pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors, and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement. Following the closing of the MillerCoors Divestiture, Molson Coors will directly or indirectly own 100% of the outstanding equity interests of MillerCoors. The MillerCoors Divestiture is conditional upon, and will take effect shortly after, Completion.

On 20 July 2016, the U.S. Department of Justice approved the Transaction. As part of the U.S. Department of Justice’s consent decree, AB InBev agreed to the MillerCoors Divestiture subject to the successful closing of the Transaction. The terms of the consent decree formalise prior commitments made by AB InBev’s subsidiary Anheuser-Busch Companies LLC, including that Anheuser-Busch Companies LLC (i) will not acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through AB InBev-controlled distributorships in the U.S., and (ii) will not terminate any wholesalers as a result of the combination with SABMiller. In addition, certain aspects of AB InBev’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree.

The completion of the MillerCoors Divestiture is subject to the following closing conditions:

•	the absence of any applicable and material law or government order prohibiting the consummation of the MillerCoors Divestiture or making it illegal; and

•	Completion.

AB InBev and Molson Coors have agreed to use reasonable best efforts to consummate and make effective the MillerCoors Divestiture, including with respect to obtaining regulatory consents and approvals as described in the Molson Coors Purchase Agreement. AB InBev’s obligation to use such efforts is subject to the limitations set forth in the Co-operation Agreement, and Molson Coors’ obligation to agree to divestitures or other remedies to obtain regulatory consents and approvals is subject to certain limitations set forth in the Molson Coors Purchase Agreement.

Molson Coors has arranged committed debt financing to fund its acquisition of SABMiller’s interest in MillerCoors and the related fees and expenses. Pursuant to the Molson Coors Purchase Agreement, Molson Coors has agreed to customary covenants to obtain its financing, and AB InBev has agreed to use its reasonable best efforts to cause SABMiller to provide reasonable co-operation with Molson Coors in Molson Coors’ efforts to obtain its financing. There is no financing condition to the MillerCoors Divestiture.

The Molson Coors Purchase Agreement may be terminated by the mutual written consent of Molson Coors and AB InBev or by either party if the MillerCoors Divestiture has not closed before 11 November 2016, subject to an automatic extension for six months if all regulatory approvals necessary to consummate the MillerCoors Divestiture and the Transaction have not been obtained. The Molson Coors Purchase Agreement will automatically terminate if the Transaction has been withdrawn or has lapsed, except for certain withdrawals or lapses in connection with a change in the structure of the Transaction. In the event that the Molson Coors Purchase Agreement is terminated as a result of the Transaction having been withdrawn or lapsed as described in the Molson Coors Purchase Agreement, AB InBev has agreed to reimburse Molson Coors for certain out-of-pocket expenses incurred in connection with the MillerCoors Divestiture.

AB InBev has agreed to indemnify Molson Coors for losses arising out of (i) certain breaches of representations, warranties, covenants and agreements of AB InBev contained in the Molson Coors Purchase Agreement, (ii) all liabilities of AB InBev, SABMiller and any of their respective affiliates that are not expressly assumed by Molson Coors in the MillerCoors Divestiture, and (iii) certain other liabilities (including in connection with actions required to be taken by Molson Coors to obtain necessary regulatory consents and approvals). AB InBev’s indemnification obligations arising from breaches of its representations and warranties in the Molson Coors Purchase Agreement survive for twenty-four months after closing of the MillerCoors Divestiture and are subject to a USD 5.0 million deductible and a USD 750 million cap.

AB InBev has agreed to provide certain transition services to Molson Coors, including producing certain Miller-branded products in specified countries outside the U.S. for three years and providing certain other transition services for one year following the closing of the MillerCoors Divestiture. AB InBev has also agreed to enter into amendments to certain existing agreements between SABMiller and its affiliates and MillerCoors in respect of the license and/or supply of certain brands owned by SABMiller and distributed by MillerCoors in the U.S. and Puerto Rico, including granting perpetual licences to such brands to MillerCoors and committing to supply product to MillerCoors under those brands for three years (plus two one-year extensions at Molson Coors’ election).

The Molson Coors Purchase Agreement also contains other customary representations, warranties and covenants by each party that are subject, in some cases, to specified exceptions and qualifications contained in the Molson Coors Purchase Agreement.

On 25 March 2016, AB InBev and Molson Coors entered into Amendment No. 1 to the Molson Coors Purchase Agreement, pursuant to which AB InBev and Molson Coors (i) agreed to include in the MillerCoors Divestiture certain rights and assets relating to MillerCoors and SABMiller’s business operations in the U.S. that were intended to be included in the MillerCoors Divestiture but were unintentionally omitted from the Molson Coors Purchase Agreement, (ii) clarified the process by which AB InBev and Molson Coors will seek certain third-party consents, approvals and assignments in connection with the MillerCoors Divestiture, (iii) clarified the inapplicability of certain restrictions on SABMiller’s portfolio of Miller brands outside of the U.S., and (iv) made certain acknowledgements to each other with respect to their respective pre-closing undertakings. In addition, in Amendment No. 1, Molson Coors irrevocably waived (i) its right prior to closing to require AB InBev to provide certain audited financial statements for SABMiller’s portfolio of Miller brands, subject to certain exceptions, and (ii) its right to elect not to acquire the assets primarily related to SABMiller’s portfolio of Miller brands outside the US.

On 18 May 2016, AB InBev, SABMiller and Molson Coors entered into an employee side letter which sets out certain procedures and restrictions for employee-related matters in connection with the MillerCoors Divestiture.

11.1.1.11	Other Transaction-related agreements and arrangements

(a)     Irrevocable undertakings by the SABMiller directors

The SABMiller Directors who have interests in SABMiller Shares have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the UK Scheme and the SABMiller Resolution in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested totalling 663,336 SABMiller Shares, representing approximately 0.0409% of SABMiller’s issued ordinary share capital at the close of business on 31 July 2016.

The irrevocable undertaking from Alan Clark has been provided in respect of the SABMiller Shares held by The Clark Family Trust. Alan Clark has agreed to use reasonable endeavours to procure that the trustee of The Clark Family Trust complies with the provisions of the irrevocable undertaking, it being acknowledged that Alan Clark has no power to direct or control any actions by the trustee.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but will cease to be binding if and on the date on which the Transaction is withdrawn or lapses in accordance with its terms.

(b)    Confidentiality agreements

On 14 October 2015, AB InBev and SABMiller entered into a mutual confidentiality agreement, amended by a deed of amendment dated 15 June 2016, pursuant to which each of AB InBev and SABMiller has undertaken, among other things, to keep certain information relating to the Transaction and the other party confidential and not to disclose it to third parties (other than to authorised recipients) unless required by law or regulation. These confidentiality obligations will remain in force following Completion.

AB InBev and SABMiller have also entered into a regulatory clean team confidentiality agreement dated 10 November 2015, which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared for the purposes of merger control and any other competition law and regulatory clearance matters in connection with the Transaction.

In addition, AB InBev and SABMiller have entered into a common-interest, confidentiality and joint defense agreement dated 11 November 2015, the purpose of which is to ensure that the exchange and disclosure of certain materials relating to the parties and between their respective legal counsel preserves the confidentiality of such materials and does not result in a waiver of any privilege, right or immunity that might otherwise be available.

AB InBev and SABMiller have also entered into a disposals clean team confidentiality agreement dated 26 November 2015, which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared for the purposes of scoping and organising disposals required or pertinent for the regulatory clearances in connection with the Transaction.

In addition, AB InBev and SABMiller have entered into a convergence planning clean team agreement dated 29 February 2016, which sets out measures, safeguards and an information sharing protocol to ensure compliance of the integration process with applicable competition laws.

AB InBev and SABMiller also entered into a separation clean team agreement on 8 March 2016, for the purpose of setting up an antitrust-compliant process for accessing commercially sensitive information in respect of the Peroni, Grolsch and Meantime brand families and associated businesses. A related confidentiality agreement was executed on 30 March 2016 between SABMiller, AB InBev and Asahi for the purpose of setting up an antitrust-compliant process for providing Asahi with access to commercially sensitive information in respect of the Peroni, Grolsch and Meantime brand families and associated businesses.

AB InBev and Molson Coors have also entered into a confidentiality agreement dated 18 October 2015 pursuant to which AB InBev has undertaken, among other things, to keep certain information related to the MillerCoors Divestiture confidential and not to disclose it to third parties (other than to authorised representatives) unless required by law or regulation. These confidentiality obligations will remain in force for two years from the date the confidentiality agreement was signed.

In addition, AB InBev and Molson Coors have entered into a clean team confidentiality agreement dated 27 October 2015, which sets out how competitively sensitive and highly confidential information can be disclosed, used or shared for the purpose of performing due diligence and valuation work for the MillerCoors Divestiture.

AB InBev, SABMiller and Molson Coors have also entered into a clean team confidentiality agreement dated 9 February 2016, which sets out how competitively sensitive and confidential information can be disclosed, used or shared for the purpose of planning for certain transitional services and documenting commercial agreements in connection with the Transaction and the MillerCoors Divestiture. Asahi has entered into a joinder to this clean team confidentiality agreement dated 15 March 2016 which adds Asahi to the clean team confidentiality agreement for the purpose of documenting certain commercial agreements in connection with the acquisition by Asahi of the Peroni, Grolsch and Meantime brand families and associated businesses and the MillerCoors Divestiture.

In addition, AB InBev, SABMiller and Molson Coors have entered into a clean team confidentiality agreement dated 19 April 2016, which sets out how competitively sensitive and confidential information can be disclosed, used or shared for the purpose of documenting certain transitional services and conducting integration planning in connection with the Transaction and the MillerCoors Divestiture.

AB InBev, SABMiller and Deloitte have entered into a clean team confidentiality agreement dated 8 August 2016 which sets out how confidential information can be disclosed, shared or used for the purpose of Deloitte reporting publicly and privately on the AB InBev Quantified Financial Benefits Statement (as defined in the UK Scheme Document).

(c)    Intertrust engagement letter

On 19 April 2016 AB InBev and SABMiller International B.V., a subsidiary of SABMiller, entered into an agreement with Intertrust (the “Intertrust Engagement Letter”), pursuant to which Intertrust will provide certain incorporation and corporate services in relation to Newbelco.

Intertrust will ensure that Newbelco undertakes, among others, certain corporate actions in accordance with the timetable proposed by SABMiller International B.V. and agreed with AB InBev, including approving, signing or filing certain documents in the form agreed between SABMiller and AB InBev. In addition, Intertrust may not, without the prior written consent of both AB InBev and SABMiller International B.V. (i) provide any service that is not set out in the Intertrust Engagement Letter, or (ii) provide a service in a manner that is inconsistent with the terms of the Intertrust Engagement Letter. SABMiller International B.V. reserves the right (exercisable only with AB InBev’s consent) to make any reasonable variation or addition to Intertrust’s obligations under the Intertrust Engagement Letter which is necessary for the purposes of implementing the Transaction.

SABMiller International B.V. is principally responsible for paying Intertrust’s fees and expenses in connection with the services. Depending on the service in question, Intertrust’s fees are charged at a fixed rate or at a variable rate calculated on an hourly basis.

SABMiller International B.V. must indemnify and hold Intertrust and the directors procured by Intertrust harmless from and against any claims, proceedings, demands, liabilities, damages, losses, taxes, fines, costs, expenses and legal fees that Intertrust may incur directly or indirectly in connection with the services.

SABMiller International B.V. agrees to indemnify and hold harmless both Intertrust and the directors procured by Intertrust from and against any claims relating to:

(a)	responsibility or liability of Newbelco and/or its directors which results from a director, other than a director procured by Intertrust, failing to properly perform his duties or any other act or omission of that director;

(b)	untimely or improper bookkeeping, to the extent that Intertrust is not responsible for Newbelco’s bookkeeping; or

(c)	non-compliance with statutory obligations.

Intertrust shall not be liable for any error of judgment or damage, loss, claims, proceedings, demands, liabilities, costs or expenses incurred by SABMiller International B.V., any of its group members or any other person as a result of or in connection with the Intertrust Engagement Letter or the provision of the services, unless caused by, resulting from or contributed to, by the actual fraud, gross negligence or wilful default by Intertrust.

Either SABMiller International B.V. or Intertrust may terminate the Intertrust Engagement Letter at the end of any calendar month by giving three months’ prior written notice to the other. Intertrust agrees not to exercise this right to terminate the Intertrust Engagement Letter for an initial period of 18 months commencing on 19 April 2016.

(d)    Transaction-related Divestitures; Regulatory approvals and conditions

MillerCoors Divestiture

On 11 November 2015, AB InBev and Molson Coors entered into the Molson Coors Purchase Agreement pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors, and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments described in the Molson Coors Purchase Agreement. Following the closing of the MillerCoors Divestiture, Molson Coors will directly or indirectly own 100% of the outstanding equity interests of MillerCoors. Please refer to section 11.1.1.10 (Molson Coors Purchase Agreement) above for further details on the Molson Coors Purchase Agreement, including the conditions to which the MillerCoors Divestiture is subject.

On 20 July 2016, the U.S. Department of Justice approved the Transaction. As part of the U.S. Department of Justice’s consent decree, AB InBev agreed to the MillerCoors Divestiture subject to the successful closing of the Transaction. The terms of the consent decree formalise prior commitments made by AB InBev’s subsidiary Anheuser-Busch Companies LLC, including that Anheuser-Busch Companies LLC (i) will not acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through AB InBev-controlled distributorships in the U.S., and (ii) will not terminate any wholesalers as a result of the combination with SABMiller. In addition, certain aspects of AB InBev’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree.

CR Snow Divestiture

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional upon, and will take effect shortly after, Completion.

On 29 July 2016, the Ministry of Commerce of the People’s Republic of China approved the Transaction conditional upon the CR Snow Divestiture.

European Divestitures

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional upon, and will take effect shortly after, Completion. On 24 May 2016, the European Commission approved Asahi as a suitable purchaser of the Peroni, Grolsch and Meantime brand families and related businesses.

In addition, on 29 April 2016, AB InBev announced that it had submitted an updated package of commitments to the European Commission, in line with its approach to proactively address potential regulatory considerations in the context of the Transaction. AB InBev has offered the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland), subject to certain third party rights, for divestiture. The divestment of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and, subject to Completion having occurred, is expected to take place after Completion.

On 24 May 2016, the European Commission approved the Transaction in Phase I of the EU merger review process conditional upon compliance with the proposed commitments described above.

Distell Divestiture

AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is expected to take place after Completion in accordance with the approval (with conditions) given by the Competition Tribunal of South Africa.

(e) Ambev Business Exchange

On 13 May 2016, AB InBev announced that it had entered into an agreement with its subsidiary, Ambev, pursuant to which AB InBev has agreed to transfer SABMiller’s Panamanian business to Ambev, in exchange for which Ambev has agreed to transfer to AB InBev its businesses in Colombia, Peru and Ecuador. The business transfers are conditional upon, and will take effect shortly after, Completion.

(f) Public interest commitments in South Africa

On 14 April 2016 AB InBev announced that it had entered into an agreement with the South African Government in terms of which AB InBev made commitments to contribute to South Africa (the “EDD Agreement”).

The commitments to South Africa made by AB InBev in the EDD Agreement relate to employment, agricultural development, enterprise development, local production and procurement, the maintenance of the Zenzele Scheme, the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in Johannesburg. Please see section 3.5.2.1 (Zenzele Broad-Based Black Economic Empowerment Scheme (Zenzele Scheme)) of Part VII of this Prospectus for further details on the Zenzele Scheme.

AB InBev will make available over a five-year period commencing on Completion, through direct investments and through a fund to be established by AB InBev, an aggregate amount of ZAR 1.0 billion for investment in the programmes in South Africa contemplated by the EDD Agreement.

As a sign of its commitment to South Africa, in January 2016, AB InBev completed a secondary (inward) listing of its ordinary shares on the Johannesburg Stock Exchange. It is intended that, upon or shortly after Completion, the New Ordinary Shares will be listed on the Johannesburg Stock Exchange, through a secondary listing, which will replace AB InBev’s existing secondary listing.

AB InBev has also announced a partnership with the City of Johannesburg. The goal of the partnership will be to reduce the harmful use of alcohol and promote enterprise development and it is intended that the partnership will be subject to Completion. As part of this partnership, AB InBev intends to commit to an investment of ZAR 50 million over five years.

AB InBev will establish an African board in South Africa, on which Jabu Mabuza, chairman of the board of Telkom SA, Sphere Holdings and Business Unity South Africa, has agreed to serve as chairman. In the coming months, Jabu Mabuza and Carlos Brito, who will also join the African board, will work together to finalise the governance and constitution of the African board.

11.1.2    Revolving facility

On 26 February 2010, AB InBev entered into the 2010 Senior Facilities Agreement with a syndicate of 13 banks, and two term facilities totalling USD 4.2 billion, enabling AB InBev to fully refinance a previous senior facilities agreement related to its Anheuser-Busch merger in 2008. These facilities extended AB InBev’s debt maturities while building additional liquidity, thus enhancing AB InBev’s credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants or mandatory prepayment provisions (except in the context of a change in control). The two term facilities totalling USD 4.2 billion were cancelled on 31 March 2010 before being drawn.

The 2010 Senior Facilities Agreement made the following two senior facilities available to AB InBev and its subsidiary, Anheuser-Busch InBev Worldwide Inc. (i) the term facility, a three-year term loan facility for up to USD 5.0 billion principal amount available to be drawn in USD, and (ii) the “Revolving Facility,” a five-year multi-currency revolving credit facility for up to USD 8.0 billion principal amount, which is also available to Cobrew NV and Brandbrew S.A.

The Revolving Facility contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of AB InBev’s or its subsidiaries’ financial indebtedness. The obligations of the borrowers under the 2010 Senior Facilities Agreement are jointly and severally guaranteed by the other borrowers, Anheuser-Busch InBev Finance Inc., Anheuser-Busch Companies, LLC and Brandbev S.à r.l.

Mandatory prepayments are required to be made under the 2010 Senior Facilities Agreement in circumstances where a person or a group of persons acting in concert (other than AB InBev’s controlling shareholder, the AB InBev Reference Shareholder or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of AB InBev, in which case individual lenders are accorded rights to require prepayment in full of their respective portions of the outstanding utilisations.

Effective 25 July 2011, AB InBev amended the Revolving Facility under the 2010 Senior Facilities Agreement. The termination date of the Revolving Facility was amended to 25 July 2016. On 5 July 2011, in connection with the amendment, AB InBev fully prepaid and terminated the term facility under the 2010 Senior Facilities Agreement. Effective 20 August 2013, AB InBev amended the terms of the USD 8.0 billion five-year Revolving Facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. Effective 28 August 2015, AB InBev amended the terms of its Revolving Facility to increase the total commitment to USD 9.0 billion and to extend the maturity to August 2020.

AB InBev borrows under the Revolving Facility at an interest rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus a margin of 0.2250% per annum based upon the ratings assigned by rating agencies to AB InBev’s long-term debt as of the date of this Prospectus. These margins may change to the extent that the ratings assigned to AB InBev’s long-term debt are modified, ranging between 0.175% per annum and 0.70% per annum. A commitment fee of 35% of the applicable margin is applied to any undrawn but available funds under the Revolving Facility. A utilisation fee of up to 0.3% per annum is payable, dependent on the amount drawn under the Revolving Facility.

As of 31 December 2015, the Revolving Facility had been fully repaid and remained undrawn, with USD 9.0 billion remaining available to be drawn.

11.1.3    Grupo Modelo Transaction Agreement

On 28 June 2012, AB InBev, Anheuser-Busch International Holdings, Inc., a Delaware corporation and predecessor of Anheuser-Busch International Holdings, LLC, Anheuser-Busch México Holding, S. de R.L. de C.V., a Mexican corporation and Grupo Modelo and Diblo, S.A. de C.V., then a subsidiary of Grupo Modelo, entered into a transaction agreement.

In a transaction related to, and following the settlement of, the tender offer for Grupo Modelo contemplated by the transaction agreement, two Grupo Modelo shareholders, María Asuncion Aramburuzabala and Valentín Diez Morodo, purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev Shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. María Asuncion Aramburuzabala and Valentín Diez Morodo were appointed to the AB InBev Board in accordance with the terms of the Grupo Modelo combination with AB InBev. They have also agreed to a non-competition provision for three years following the completion of the tender offer for Grupo Modelo.

11.1.4    Crown Imports membership interest purchase agreement and Brewery sale and purchase agreement

In a sale related to the completion of the combination with Grupo Modelo, AB InBev, Grupo Modelo and Constellation Brands, Inc. announced on 29 June 2012 that Grupo Modelo would sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the 50 states of the United States, the District of Columbia and Guam, to Constellation Brands, Inc. for USD 1.85 billion, giving Constellation Brands, Inc. 100% ownership and control of Crown Imports.

Thereafter, on 14 February 2013, AB InBev, Grupo Modelo and Constellation Brands, Inc. announced a revised agreement that establishes Crown Imports as a fully owned entity of Constellation Brands, Inc., and provides Constellation Brands, Inc. with independent brewing operations, Grupo Modelo’s full profit stream from all sales in the 50 states of the United States, the District of Columbia and Guam, and rights in perpetuity to certain of Grupo Modelo’s brands in the United States. In addition, on 14 February 2013, AB InBev entered into an agreement to sell Compañía Cervecera de Coahuila, Grupo Modelo’s state-of-the-art brewery in Piedras Negras, Mexico, and grant perpetual brand licences to Constellation Brands, Inc. for USD 2.9 billion, subject to a post-closing adjustment. Upon closing, AB InBev and Constellation Brands, Inc. also entered into a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery, which is fully self-sufficient, utilises top-of-the-line technology and was built to be readily expanded to increase production capacity.

On 4 June 2013 AB InBev announced the completion of the combination with Grupo Modelo, and on 7 June 2013, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment of USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014.

11.1.5    Grupo Modelo settlement agreement

On 19 April 2013 AB InBev, Grupo Modelo, Constellation Brands, Inc. and Crown Imports LLC, reached a final agreement with the U.S. Department of Justice on the terms of a settlement of the Department of Justice’s litigation challenging AB InBev’s acquisition of Grupo Modelo. The settlement required the divestiture to Constellation Brands, Inc. of Grupo Modelo’s brewery in Piedras Negras, Mexico and Grupo Modelo’s 50% stake in Crown Imports LLC, as well as the grant of perpetual brand licences to Constellation Brands, Inc. The final judgment was approved by the Court in October 2013.

Under the terms of the stipulation order and final judgment (i) Constellation Brands, Inc. was joined as a party to the action for the purposes of settlement and for the entry of a final judgment, (ii) AB InBev and Grupo Modelo agreed to the prompt and certain divestiture of certain rights and assets held by them, (iii) AB InBev and Constellation Brands, Inc. agreed to amend certain agreements that were executed in connection with the acquisition of the equity interest in Crown Imports LLC and the brewery, (iv) Constellation Brands, Inc. is obligated to build out and expand the Brewery to a nominal capacity of at least 20 million hectolitres of packaged beer annually by 31 December 2016, and to use its best efforts to achieve certain construction milestones by specified dates, (v) the United States has approval rights, in its sole discretion, for amendments or modifications to the agreements between AB InBev and Constellation Brands, Inc., and (vi) the United States has a right of approval, in its sole discretion, of any extension beyond three years of the term of the interim supply agreement, which was executed by AB InBev and Constellation Brands, Inc. at the closing of the acquisition.

As part of the settlement with the U.S. Department of Justice, AB InBev completed the sale of its glass production plant and other assets on the same site in Nava, Coahuila, Mexico to Constellation Brands, Inc. in a transaction related to the Grupo Modelo combination. The sale price for all of these assets was approximately USD 300 million. AB InBev’s transition services agreement and interim supply agreement with Constellation Brands, Inc. were amended as part of this sale and in 2015, the interim supply agreement was extended for an additional year.

11.2    Material contracts of SABMiller

In addition to the agreements to which SABMiller is a party referred to above under section 11.1 (Material contracts and arrangements of AB InBev) the following contracts have been entered into by SABMiller within the two years immediately preceding the date of this Prospectus or contain provisions under which SABMiller or another member of its group has an obligation or entitlement which is material to the SABMiller Group.

11.2.1    Tax matters agreement

On 30 May 2002, SABMiller and Altria entered into a tax matters agreement to regulate the conduct of tax matters between them with regard to the acquisition of the Miller group of companies and to allocate responsibility for contingent tax costs. SABMiller agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the tax matters agreement, subject to certain exceptions. This agreement will be terminated upon Completion. See also section 11.1.1.5 (Tax Matters Agreement) above for details of the new Tax Matters Agreement entered into between AB InBev and Altria.

11.2.2    BEVCO agreements

On 12 October 2005, upon completion of a transaction which resulted in SABMiller holding a controlling interest in Bavaria S.A. (“Bavaria”), SABMiller and BEVCO LLC entered into a relationship agreement to regulate certain aspects of the relationship between SABMiller and BEVCO. Under this agreement, BEVCO has the right to nominate two representatives as non-executive directors of SABMiller, subject to the level of its economic interest in SABMiller. The agreement has no fixed term but ceases to apply if BEVCO no longer has the right to nominate any representatives as non-executive directors of SABMiller. This agreement will terminate upon Completion.

11.2.3    Altria agreement

Also on 12 October 2005, the pre-existing relationship agreement between SABMiller and Altria was amended, pursuant to an amended and restated Altria relationship agreement, which granted Altria the right to nominate the same number of representatives for appointment as non-executive directors of SABMiller at the same levels of economic interest as BEVCO, and ensured a degree of equality of treatment between Altria and BEVCO as significant non-portfolio shareholders of SABMiller. Under this agreement, Altria has the right to nominate three representatives as non-executive directors of SABMiller, subject to the level of its economic interest in SABMiller, and any disposals of shares in SABMiller are subject to orderly market arrangements. The relationship agreement has no fixed term but ceases to apply if Altria no longer has the right to nominate any representatives as non-executive directors of SABMiller. This agreement will terminate upon Completion.

11.2.4    CRSB shareholders’ agreement

Members of the SABMiller Group are parties to a shareholders’ agreement with China Resources Beer (Holdings) Company Limited (previously known as China Resources Enterprise, Limited) and CR Snow in relation to the holding of shares in CR Snow. The agreement is CR Snow’s primary operating document and contains understandings and agreements of the parties reflecting the governance and operations of CR Snow. The agreement contains provisions regulating a shareholder’s sale of shares in CR Snow to a third party. The agreement also contains provisions relating to deadlock resolution, confidentiality, non-competition and non-solicitation and other provisions that are customary for an agreement of this nature. The shareholder agreement runs for an indefinite period of time, but can be terminated upon the occurrence of certain events. See section 11.1.1.11(d) (Transaction-related Divestitures; Regulatory approvals and conditions – CR Snow Divestiture) above for the contemplated divestiture of CR Snow.

11.2.5    Shareholders’ agreement with Castel

Members of the SABMiller Group are parties to a shareholders’ agreement with various entities in the Castel group (Castel) in relation to their alcoholic brewery, alcopop, soft drink, mineral water interests, and ancillary businesses, in certain countries in Africa. The agreement contains provisions relating to the management of the relevant businesses, deadlock resolution, pre-emptive rights, confidentiality, and other provisions that are customary for an agreement of this nature.

11.2.6    MillerCoors agreements

On 1 July 2008, SABMiller, Miller Brewing Company, Molson Coors Brewing Company and Coors Brewing Company entered into the MillerCoors LLC Operating Agreement (the “Operating Agreement”). The Operating Agreement is MillerCoors’ primary operating document and contains understandings and agreements of the parties reflecting the governance and operations of MillerCoors following the closing of the MillerCoors transaction. The Operating Agreement contains a list of approval rights reserved solely for the board of MillerCoors, including approval of strategic, operating, integration and synergy plans; material changes to brands; changes to the name or headquarters location of MillerCoors; appointment and removal of the Chief Executive Officer; mergers acquisitions or dispositions; alteration of brand rights including licensing, sales or royalties; and material agreements related to intellectual property or trade secrets. The Operating Agreement contains provisions relating to the management of MillerCoors and the appointment of the chairman, vice chairman and senior executives of MillerCoors as well as provisions relating to deadlock resolution, capital structure and pre-emptive rights, confidentiality, non-compete and non-solicitation and other provisions that are customary for an agreement of this nature. Pursuant to the Operating Agreement, certain rights of first refusal will apply to any assignment of SABMiller’s or Molson Coors Brewing Company’s interests in MillerCoors. Both SABMiller and Molson Coors Brewing Company have entered into appropriate contract brewing and service arrangements with MillerCoors. See section 11.1.1.10 (Molson Coors Purchase Agreement) above for the contemplated divestiture of MillerCoors.

11.2.7    Financing documents

For a description of the 2003 SABMiller Bonds, 2006 Commercial Paper Programme, 2008 SABMiller Bonds, 2012 SABMiller Holdings Inc Bonds, 2012 Domestic Medium Term Note Programme and 2013 SABSA Holdings Limited Bonds, Foster’s Guaranteed Medium Term Note Programme and Bonds, 2013 SABMiller Holdings Inc Bonds, 2013 SABMiller Holdings Inc Commercial Paper Programme and Group Syndicated Loan Facilities: See Annex 3, Part B (Management’s discussion and analysis of financial condition and results of operation of SABMiller) of this Prospectus.

11.2.8    Anadolu agreements

In January 2012, SABMiller entered into a definitive transaction agreement with Anadolu Endüstri Holding A. Ş.,Yazicilar Holding A.Ş., and Özilhan Sinai Yatirim A.Ş. (collectively, the “Anadolu Group”) and Anadolu Efes for the establishment of a strategic alliance in Turkey, Russia, the CIS, Central Asia and the Middle East. The strategic alliance was completed on 6 March 2012. Pursuant to the agreement, SABMiller transferred its Russian and Ukrainian beer business to Anadolu Efes in return for a 24% stake in the enlarged issued share capital of Anadolu Efes. Customary representations, warranties and indemnities were given by the parties. Pursuant to a relationship agreement entered into at completion, the Anadolu Group continues to exercise majority control over Anadolu Efes, while SABMiller is represented on the Anadolu Efes Board and on its committees, has customary minority investment protection rights and is represented on the board of the combined business in Russia. In addition, each of SABMiller and the Anadolu Group must provide rights of first offer to the other at fair market value if it wishes to sell any shares in Anadolu Efes.

11.2.9    Pan-African Coke bottling transaction implementation agreement

On 27 November 2014, SABMiller entered into a transaction implementation agreement (as amended on 1 July 2016, the “TIA”) with The Coca-Cola Company (TCCC) and Gutsche Family Investments Proprietary Limited, to set out the basis on which each of those parties agreed to consolidate certain of their respective non-alcohol ready to drink beverage (NARTD) bottling businesses in Africa under a company called Coca-Cola Beverages Africa (Pty) Ltd (CCBA), in which SABMiller has a controlling interest. The TIA sets out the steps in terms of which the CCBA transaction was implemented, as well as the warranties and indemnities given by each party in respect of the businesses that it is contributing to CCBA.

The TIA also sets out the various conditions to completion of the transaction, which have now been fulfilled and the transaction accordingly completed on and with effect from 2 July 2016.

Under a separate but inter-conditional asset sale agreement entered into contemporaneously with the TIA, SABMiller agreed to sell to TCCC certain NARTD brands, including certain water brands and SABMiller’s Appletiser and related brands. This transaction also completed on and with effect from 2 July 2016. These brands, along with the various TCCC brands, are bottled by CCBA following completion of the CCBA transaction.

The relationship between the shareholders of CCBA is governed by a shareholders agreement that came into effect on 2 July 2016. The shareholders’ agreement contains customary provisions including provisions relating to governance matters, economic rights and share transfers, as well as certain rights in the event of a change of control of SABMiller or TCCC. SABMiller was, at completion of the CCBA transaction, and remains as of the date hereof, the controlling shareholder of CCBA, subject to various minority protections.

PART VII: DESCRIPTION OF NEWBELCO’S SHARES, ARTICLES OF ASSOCIATION AND

CERTAIN CORPORATE GOVERNANCE MATTERS UPON COMPLETION

1.    GENERAL

This Part VII sets out Newbelco’s corporate purpose as it will be from Completion, and summarises certain matters relating to (the holding of) Newbelco Shares, certain rights of Newbelco Shareholders under Belgian law and the Newbelco Articles, as well as certain other matters relating to Belgian law, in each case as they will apply to Newbelco upon Completion.

Unless otherwise indicated, the descriptions in this Part VII do not reflect the current articles of association of Newbelco in force as at the date of this Prospectus but reflect the Newbelco Articles, which will be adopted by the Newbelco General Meeting (composed of the holders of the Incorporation Shares) expected to be held on or about 28 September 2016 and which will be effective subject to closing of the Belgian Offer. The statements in this Part VII are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Newbelco Articles.

The description provided hereafter is only a summary and does not purport to give a complete overview of the Newbelco Articles, nor of all relevant provisions of Belgian law, nor should it be considered as legal advice regarding these matters. The Newbelco Articles are available on AB InBev’s website (www.ab-inbev.com) and will, upon or shortly after Completion, be available on Newbelco’s website.

2.    CORPORATE PURPOSE

The corporate purpose of Newbelco will be contained in article 4 of the Newbelco Articles and will be as follows:

a)	to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

b)	to purchase, construct, convert, sell, let and sublet, lease, license and operate in any form whatsoever all real property and real property rights and all businesses, movable property and movable property rights connected with its activities;

c)	to acquire and manage participating interests and shares in companies or undertakings having a corporate purpose similar or related to, or likely to promote the attainment of, any of the foregoing corporate purposes, and in financial companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; to take part in the management of the aforesaid companies through membership of the Board of Directors or any similar governing body;

d)	to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

It may, within the scope of its corporate purpose, engage in all civil, commercial, industrial and financial transactions either in or outside Belgium.

It may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all undertakings companies or associations having a corporate purpose similar or related to or likely to promote the furtherance of its corporate purpose.

3.    SHARE CAPITAL AND SHARES

3.1    History and form of share capital, and transferability of the shares

3.1.1    History and form of share capital

At the date of this Prospectus, Newbelco’s share capital amounts to EUR 61,500, divided into 6,150,000 Incorporation Shares. The Incorporation Shares are issued in registered form, are freely transferable and are fully paid-up. Newbelco has only one class of Incorporation Shares.

After the UK Scheme has become effective, all of the Incorporation Shares will be cancelled with effect from and simultaneously with the completion of the Capital Increase. Immediately following the Capital Increase, the UK Scheme Shareholders will own all of the Initial Newbelco Shares, being all of the issued and outstanding shares of Newbelco at that point in time.

Through the Belgian Offer (prior to the Belgian Merger completing), AB InBev will acquire all of the Initial Newbelco Shares tendered into the Belgian Offer. All such Initial Newbelco Shares acquired by AB InBev in the context of the Belgian Offer will be consolidated into New Ordinary Shares. The remaining Initial Newbelco Shares (held by UK Scheme Shareholders who validly elected for the Partial Share Alternative) will be reclassified and consolidated as Restricted Newbelco Shares.

Upon Completion, (i) Newbelco will issue 1,608,242,156 New Ordinary Shares to the AB InBev Shareholders, and (ii) the New Ordinary Shares held by AB InBev further to the Belgian Offer, which will all have been acquired by Newbelco as a consequence of the Belgian Merger, will be cancelled except 85,000,000 of such New Ordinary Shares which will be kept as treasury shares by Newbelco.

The cancellation of the New Ordinary Shares acquired by Newbelco as a consequence of the Belgian Merger (except for the 85,000,000 New Ordinary Shares which will be kept in treasury by Newbelco after Completion) will entirely be allocated to the issue premium of Newbelco qualifying as fiscal paid-up capital pursuant to article 184 BITC. In respect of the 85,000,000 New Ordinary Shares which will be kept in treasury by Newbelco after Completion, an unavailable reserve will feature on Newbelco’s balance sheet after the Belgian Merger. Such reserve will also be created through a reduction of the issue premium qualifying as fiscal paid-up capital pursuant to article 184 BITC.

As a result of the above transactions, it is anticipated that the share capital of Newbelco will be allocated as follows upon Completion:

•	1,608,242,156 New Ordinary Shares will be allocated to the then existing AB InBev Shareholders and 85,000,000 New Ordinary Shares will be kept as treasury shares by Newbelco; and

•	100% of the Restricted Newbelco Shares will be allocated to UK Scheme Shareholders that validly elect for the Partial Share Alternative.

The number of Restricted Newbelco Shares that will be outstanding following Completion depends on the number of UK Scheme Shares for which the Partial Share Alternative is elected. For example, based on the number of AB InBev Shares in issue as at the date of this Prospectus, the share capital of Newbelco will upon Completion consist of:

•	2,010,241,851 shares without nominal value, comprised of 1,693,242,156 New Ordinary Shares and 316,999,695 Restricted Newbelco Shares, assuming Altria and BEVCO elect for the Partial Share Alternative in respect of the entire share capital of SABMiller beneficially owned by them (in accordance with the irrevocable undertakings described under sections 11.1.1.6 (Altria Irrevocable) and 11.1.1.7 (BEVCO Irrevocable) of Part VI of this Prospectus) and all other UK Scheme Shareholders elect for the Cash Consideration only; or

•	2,019,242,156 shares without nominal value, comprised of 1,693,242,156 New Ordinary Shares and 326,000,000 Restricted Newbelco Shares[8], assuming all UK Scheme Shareholders (including Altria and BEVCO) elect for the Partial Share Alternative.

[8]	Persons electing for the Partial Share Alternative will have their entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of shares. As a result, the aggregate number of Restricted Newbelco Shares issued may sum to less than 326,000,000.

Upon Completion, in addition to the 85,000,000 New Ordinary Shares which Newbelco will hold in treasury, subsidiaries of Newbelco are expected to hold 540,392 New Ordinary Shares in treasury (based on the number of AB InBev Shares expected to be held in treasury by AB InBev’s subsidiaries Brandbrew S.A., Brandbev S.à r.l. and Mexbrew S.à r.l. as of Completion).

The Restricted Newbelco Shares and the New Ordinary Shares will have the same rights and benefits, except as set out in this section 3. In particular, the New Ordinary Shares will be freely transferable, whereas the Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. See section 3.1.2 (Transfer and conversion of shares) below.

Restricted Newbelco Shares will, at all times, be and remain in registered form, while New Ordinary Shares will be in dematerialised form or in registered form. New Ordinary Shares in dematerialised form will be represented by an entry on a personal account of the owner or holder, with a recognised account holder or clearing settlement institution. Holders of New Ordinary Shares may elect, at any time, at their own cost, to have their registered shares converted into dematerialised shares, and vice versa, as provided in the Newbelco Articles.

At the time of Completion, the New Ordinary Shares and the Restricted Newbelco Shares will be fully paid-up.

3.1.2    Transfer and conversion of shares

3.1.2.1    New Ordinary Shares

New Ordinary Shares will be freely transferable.

3.1.2.2    Restricted Newbelco Shares – Transfer

No Restricted Newbelco Shareholder will be able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Newbelco Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, for a period of five years from Completion, save as provided in this section 3.1.2 (Transfer and conversion of shares).

As an exception to this rule, any Restricted Newbelco Shareholder may, in each case directly or indirectly, transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant a lien or any security interest on, or enter into any form of hedging arrangement with respect to, its Restricted Newbelco Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, to or for the benefit of any person that is an Affiliate, a Successor and/or a Successor’s Affiliate, provided that if any such transferee ceases to be a member of the Restricted Shareholder Group (as defined in the Newbelco Articles) of the Restricted Newbelco Shareholder that initially made the transfer (or of its Successor), all such Restricted Newbelco Shares which such transferee owns or in which it holds an interest shall be automatically transferred to such Restricted Newbelco Shareholder (or to a person which, at the time of such transfer, is its Affiliate or its Successor) and shall therefore remain Restricted Newbelco Shares.

3.1.2.3    Restricted Newbelco Shares – Conversion

Each Restricted Newbelco Shareholder will have the right to convert all or part of its holding of Restricted Newbelco Shares into New Ordinary Shares at its election (i) at any time after the fifth anniversary of Completion, and (ii) in some limited other instances, including immediately prior to or at any time after entering into an agreement or arrangement to effect any permitted transfer, as set out in section 3.1.2.5 (b) (Restricted Newbelco Shares—Pledge) below.

The Restricted Newbelco Shares shall automatically convert into New Ordinary Shares (i) upon any transfer, sale, contribution or other disposal, except in the case of permitted transfers as set out in section 3.1.2.5 (b) (Restricted Newbelco Shares—Pledge) below, provided that, in such cases, the Restricted Newbelco Shares shall automatically be converted into New Ordinary Shares upon any subsequent transfer, sale, contribution or disposal to any party which is not an Affiliate, a Successor or a Successor’s Affiliate of the Restricted Newbelco Shareholder (ii) immediately prior to the closing of a successful public takeover bid for all Newbelco Shares or the completion of a merger of Newbelco as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over Newbelco immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, Newbelco or the surviving entity following such takeover bid or merger, or (iii) upon the announcement of a squeeze-out bid for the outstanding Newbelco Shares, in accordance with article 513 of the Companies Code.

In the event that all the shares in Newbelco are acquired by a company which the shareholders of Newbelco, immediately prior to such acquisition, control or exercise joint control over, Restricted Newbelco Shareholders shall be treated in an equivalent manner to holders of New Ordinary Shares, save that there shall be equivalent differences between the rights and restrictions attaching to the shares to be issued to holders of the New Ordinary Shares and the shares to be issued to holders of Restricted Newbelco Shares to reflect the differences in rights and restrictions between the New Ordinary Shares and the Restricted Newbelco Shares.

Upon conversion, each Restricted Newbelco Share will be re-classified as one New Ordinary Share.

If at any time the New Ordinary Shares shall be changed into a different number of Newbelco Shares or a different class of Newbelco Shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, there will be an equivalent share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares or similar event with respect to the Restricted Newbelco Shares (such shares being “Revised Restricted Newbelco Shares”), provided that (i) nothing shall be deemed to permit Newbelco (including the Newbelco Board) to take any action with respect to its share capital that is otherwise prohibited by the Newbelco Articles, and (ii) if any such event would otherwise cause any Restricted Newbelco Shareholder to cease to hold at least one Revised Restricted Newbelco Share (by virtue of its entitlement, following such event, being to a fraction of less than one Revised Restricted Newbelco Share) its entitlement shall be rounded up to one Revised Restricted Newbelco Share.

3.1.2.4    Orderly disposal

Any initial holder of New Ordinary Shares resulting from the conversion of Restricted Newbelco Shares which were previously held by such holder (other than a Restricted Transferee) or any of its Affiliates who contemplates selling such New Ordinary Shares on a stock exchange on which the New Ordinary Shares are listed (other than by a block trade or overnight placement in accordance with customary market practice for dispositions of such nature) in a single transaction or series of connected transactions in an amount in excess of 1% of the total share capital within 3 months of the date of conversion shall use reasonable endeavours to effect such sale in an orderly manner of disposition that is not likely to disrupt materially the market for the Newbelco Shares and shall consult with Newbelco in advance of such sale, subject to Newbelco consenting to being made an insider for these purposes. The provisions in this paragraph do not apply to transfers to any Restricted Transferee as set out in section 3.1.2.5 (Restricted Newbelco Shares—Pledge) below.

3.1.2.5    Restricted Newbelco Shares – Pledge

Notwithstanding any restrictions on transfer in the Newbelco Articles or any provision herein to the contrary, any Restricted Newbelco Shareholder will be able:

(a)	with the prior written consent granted by the Newbelco Board (a “Pledge Consent”), to pledge, charge, assign, mortgage, or otherwise grant a lien over or grant any security interest on its Restricted Newbelco Shares or any interests therein and any rights relating thereto as security (in each case, a “Pledge”) in respect of any bona fide loans, credit facilities, notes, surety bonds (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letters of credit or any similar extensions of credit to such Restricted Newbelco Shareholder or any of its Affiliates, hedging, derivative or other financing transactions to which such Restricted Newbelco Shareholder or any of its Affiliates is a party or, in each case, in respect of which such Restricted Newbelco Shareholder or any of its Affiliates is a guarantor or security provider, or a guaranty of any of the foregoing;

(b)	to transfer, sell, contribute, offer, grant any option on, or otherwise dispose of, in each case directly or indirectly, or enter into any contract or other agreement to do any of the foregoing in respect of all or part of (or any interest in) its holding of Restricted Newbelco Shares that are the subject of a Pledge (to which a Pledge Consent has been given):

(i)	to, or as directed by or with the written consent of, the relevant pledgee, chargee, assignee, mortgagee, or other security interest holder (a “Pledgee”) or to, or as directed by or with the written consent of, a receiver, administrator or other similar official appointed in connection with an enforcement of a Pledge (a “Receiver”), simultaneously with, or at any time after, such Restricted Newbelco Shareholder, Pledgee or Receiver notifying Newbelco that such Pledgee or Receiver has enforced or commenced enforcement action with respect to such Pledge; or

(ii)	to the extent the Restricted Newbelco Shareholder determines in good faith that such transfer is the only commercially reasonable alternative available to prevent an imminent enforcement by a

Pledgee or a Receiver in respect of such Restricted Newbelco Shares (and the proceeds of the transfer are used to satisfy the underlying obligation secured by the Pledge) and has given written notice to the Newbelco Board in which the Restricted Newbelco Shareholder confirms that it has determined in good faith that such transfer is the only commercially reasonable alternative available to prevent an imminent enforcement by the relevant Pledgee or Receiver in respect of such Restricted Newbelco Shares.

Save where a Pledge Consent has previously been given (which is the case for the consent letters entered into by AB InBev with Altria and BEVCO on 11 November 2015 which constitute Pledge Consents), the Newbelco Board shall have absolute discretion as to whether to grant a Pledge Consent. The Newbelco Board shall adopt shortly after Completion a pledging policy that will set out the circumstances in which the Board of Directors will grant a Pledge Consent. Such pledging policy can be amended by the Newbelco Board from time to time.

The pledging policy to be adopted by the Newbelco Board (a copy of which is available on AB InBev’s website) provides that the Newbelco Board will grant such a Pledge Consent if a Restricted Newbelco Shareholder provides to Newbelco (i) a request for a Pledge Consent containing certain specified information in relation to any proposed Pledge, and (ii) certain specified representations and warranties, including, amongst others, that the Pledge and the underlying arrangements which it secures are bona fide and are not being entered in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Newbelco Shares. The pledging policy available on AB InBev’s website provides further details of the process for requesting a Pledge Consent, including the information and representations and warranties to be provided, as well as a copy of a Pledge Consent request form.

In the event that Restricted Newbelco Shares are converted (whether at the option of its holder after 10 October 2021 or in the other instances provided for in the Newbelco Articles), provided that the conditions set out in the Newbelco Articles are met, Newbelco will record the conversion of the Restricted Newbelco Shares into New Ordinary Shares and, if relevant, the transfer of the New Ordinary Shares resulting from the conversion of the Restricted Newbelco Shares, in Newbelco’s share register on the same Business Day (if the notice relating to this conversion or transfer is received by Newbelco before 1.00 p.m. Brussels time) or the next Business Day (if the notice relating to this conversion or transfer is received by Newbelco after 1.00 p.m. Brussels time or on a day that is not a Business Day).

From the time of conversion, the New Ordinary Shares will be freely and unconditionally transferable by (or as directed by) the Restricted Newbelco Shareholder or Restricted Transferee or any transferee or transferees of such shares, free of any lock-up or other restriction.

On the same day as the recordation of the conversion, Newbelco will send to Euronext Brussels a request for admission to listing of such New Ordinary Shares and take all such steps that are within Newbelco’s control to ensure that admission to listing occurs promptly thereafter. Neither the Restricted Newbelco Shareholder, the Restricted Transferee nor any other transferee shall be liable for any cost or expense of Newbelco or its registrar in connection with such conversion or transfer and Newbelco shall not be liable for any delay in conversion or transfer or admission to listing provided it complies with this paragraph.

3.1.2.6    Relaxation of restrictions applicable to Restricted Newbelco Shares

AB InBev and the individuals serving as directors of AB InBev as of the date of this Prospectus each intend, until the fifth anniversary of Completion (i) not to propose at any general meeting a resolution (or cause any other person to do so), and (ii) to vote against any resolution which would have the effect of:

•	removing or relaxing the transfer restrictions in relation to the Restricted Newbelco Shares set out above; or

•	allowing conversion of the Restricted Newbelco Shares into New Ordinary Shares,

in both cases prior to the fifth anniversary of the issuance of the Restricted Newbelco Shares, except under certain limited circumstances. The AB InBev Reference Shareholder also intends to procure (so far as it is able) the same. Furthermore, the statements in this paragraph are intended to be binding on Newbelco following Completion, although these intentions may be set aside in the event that (a) a tender offer is made for the whole of the issued share capital of Newbelco (excluding the Belgian Offer) and such offer becomes wholly unconditional, or (b) Newbelco implements a merger with a third party, in both cases in circumstances where the shareholders of Newbelco immediately prior to such tender offer or merger do not control (or exercise joint control over) Newbelco or the surviving entity (as applicable) following such tender offer or merger.

3.2    Changes in share capital

3.2.1    Capital increase by the shareholders’ meeting

Changes to Newbelco’s share capital will be decided by the shareholders’ meeting. The shareholders’ meeting may at any time decide to increase or decrease the share capital. Such resolution must satisfy the following quorum and majority requirements (i) a quorum of 50% of the issued share capital must be present or represented at the meeting, and (ii) the capital increase must be approved by at least 75% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened where no quorum requirement applies but where the special 75% majority requirement applies.

3.2.2    Capital increase by the Newbelco Board

Subject to the same quorum and majority requirements, the shareholders’ meeting may authorise the Newbelco Board, within certain limits, to increase the share capital of Newbelco without any further approval of shareholders by way of authorised capital. This authorisation needs to be limited in time (i.e. it can only be granted for a renewable period of a maximum of five years) and in scope (i.e. the increase by way of authorised capital may not exceed the amount of the share capital at the time of the authorisation).

It is expected that, if an authorisation to increase the capital is granted by the shareholders’ meeting, such authorisation will be limited to an amount up to 3% of the capital of Newbelco.

3.23    Preference right and anti-dilution

In the event of a share capital increase by way of the issue of new shares, or in the event of an issue of Equity Interests, all Newbelco Shareholders will have a Preference Right to subscribe for any such Equity Interests as set out in and in accordance with article 592 of the Belgian Companies Code.

The Preference Right shall entitle each Newbelco Shareholder to subscribe for any new Equity Interests, in each case pro rata to the proportion of Newbelco’s existing share capital that it holds immediately prior to such issue. Each Newbelco Shareholder may exercise its respective Preference Right in whole or in part.

The shareholders’ meeting may restrict or cancel the Preference Right, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in the best interests of Newbelco, provided however that if the Preference Right is restricted or cancelled with respect to any issuance in which any Newbelco Shareholder acquires any such Equity Interests, all Newbelco Shareholders shall be given the same right and be treated in the same way. This requirement shall not apply when the Preference Right is restricted or cancelled with respect to issuances of Equity Interests issued solely pursuant to stock option plans or other compensation plans in the ordinary course of business. Where a shareholders’ meeting has granted an authorisation to the Newbelco Board to effect a capital increase in the framework of the authorised capital and such authorisation allows the Newbelco Board to do so, the Newbelco Board may likewise restrict or cancel the Preference Right applying the same principles as set out in this paragraph.

Any decision to restrict or cancel the Preference Right will require a quorum at the first meeting of shareholders holding at least 50% of the share capital and, in any event, approval by a qualified majority of at least 75% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 75% of the votes cast at the meeting.

If any Restricted Newbelco Shareholder exercises its Preference Right in respect of its holding of Restricted Newbelco Shares, Newbelco shall issue, at the election of the Restricted Newbelco Shareholder, either Restricted Newbelco Shares or New Ordinary Shares (or a combination thereof) to such Restricted Newbelco Shareholder. No Restricted Newbelco Shares shall be issued other than to a Restricted Newbelco Shareholder exercising its preferential subscription right. In case of any event referred to in article 8.1 of the Newbelco Articles, Restricted Newbelco Shareholders shall only be entitled or required to receive Restricted Newbelco Shares in respect of the Restricted Newbelco Shares held by them.

3.3    Acquisition and disposal of own shares

Newbelco may only acquire its own shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting.

It is expected that the Newbelco General Meeting will grant an authorisation allowing Newbelco to acquire, either on or outside of the stock exchange, Newbelco Shares up to a maximum of 20% of the issued shares for a price which will not be lower than one Euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorisation would be valid for a maximum of five years.

Newbelco may only dispose of its own shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting.

It is expected that the Newbelco General Meeting will grant an authorisation allowing Newbelco to dispose, either on or off exchange, of Newbelco Shares which were acquired by Newbelco under conditions determined by the Newbelco Board. This authorisation would be valid for a maximum of five years. With respect to the Newbelco Shares acquired by Newbelco as a result of the Belgian Merger, the Newbelco Board shall be entitled to dispose of such shares only in connection with (i) any share delivery obligations undertaken by AB InBev prior to 11 November 2015, (ii) any stock option plans or other compensation plans (including the Zenzele Scheme), or (iii) any stock lending agreement or similar arrangement in respect of which Newbelco used the Newbelco Shares for the purposes set out in items (i) and (ii).

3.4    Code of dealing

A Code of Dealing will ensure that all employees, and particularly the members of the Newbelco Board or of the Newbelco EBM maintain the confidentiality of inside information that they may have or be thought to have and do not abuse, nor place themselves under suspicion of abusing such insider knowledge, especially in periods leading up to an announcement of financial results or of price-sensitive events or decisions.

In accordance with the Belgian and European regulations on the prevention of market abuse, Newbelco will establish and maintain lists of insiders. In addition, members of the Newbelco EBM and of the Newbelco Board will be required to notify all their trades to the FSMA, which will publish these notifications on its website.

3.5    Share-based payment plans

Newbelco’s share-based payment plans will be inherited from AB InBev’s existing plans, as set out in section 3.5.1 (AB InBev share-based payment plans) below. The existing stock options plans and awards of SABMiller will be treated as set out in section 3.5.2 (Treatment of SABMiller stock options and awards) below.

3.5.1    AB InBev share-based payment plans

3.5.1.1    Overview of AB InBev existing plans

AB InBev currently has three primary share-based payment plans, namely the LTI Warrant Plan, established in 1999 and replaced by the LTI Stock Option Plan Directors in 2014, the Share-Based Compensation Plan, established in 2006 (and amended as from 2010) and the LTI Stock Option Plan Executives, established in 2009.

In addition, from time to time, AB InBev makes exceptional grants to its employees and employees of its subsidiaries or grants of shares or options under plans established by AB InBev or by certain of its subsidiaries, as further set out below.

(i) LTI Warrant Plan

Before 2014, AB InBev regularly issued warrants (droits de souscription/warrants, or rights to subscribe for newly issued shares) under its LTI Warrant Plan for the benefit of its directors and, until 2006, for the benefit of members of its executive board of management and other senior employees.

Each LTI warrant gives its holder the right to subscribe for one newly issued share. Shares subscribed for upon the exercise of LTI warrants are ordinary registered AB InBev Shares. Holders of such shares have the same rights as any other registered shareholder. The exercise price of LTI warrants is equal to the average price of AB InBev

Shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) have a duration of ten years. From 2007 onwards (and in 2003), LTI warrants have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years. Except as a result of the death of the holder, LTI warrants may not be transferred. Forfeiture of a warrant occurs in certain circumstances when the holder leaves AB InBev’s employment. At the annual shareholders’ meeting of AB InBev of 30 April 2014, all outstanding LTI warrants under AB InBev’s LTI Warrant Plan were converted into LTI stock options, i.e. the right to purchase existing shares of AB InBev instead of the right to subscribe to newly issued ordinary shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

Since 2007, members of AB InBev’s executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under AB InBev’s Share-Based Compensation Plan and LTI Stock Option Plan Executives. See paragraph (ii) (Share-Based Compensation Plan) and paragraph (iii) (LTI Stock Option Plan Executives) below. Since 2014, AB InBev’s directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders’ meeting of AB InBev decided to replace the LTI Warrant Plan with the LTI Stock Option Plan Directors. As a result, grants to AB InBev’s directors now consist of LTI stock options instead of LTI warrants, i.e. the right to purchase existing shares instead of the right to subscribe to newly issued shares. Grants are made annually at AB InBev’s shareholders’ meeting on a discretionary basis upon recommendation of AB InBev’s remuneration committee.

LTI stock options have an exercise price that is set equal to the market price of AB InBev’s shares at the time of granting, with a maximum lifetime of ten years and an exercise period that starts after five years. The LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

The table below provides an overview of all of the options outstanding under AB InBev’s LTI Warrant Plan as of 31 December 2015:

LTI Plan	Issue date of Options	Expiry date of options	Number of options granted(1)(2)	Number of options outstanding(1)	Exercise price	Number of options outstanding(1)	Exercise price
				Unadjusted(3)		As adjusted as a result of rights offering(4)
			(in millions)	(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301	0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046	0	13.76	—	—
3	25 April 2000	24 April 2010	2.425	0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397	0	25.02	0	15.64
5	13 March 2001	12 March 2011	1.186	0	30.23	0	18.90
6	23 April 2001	22 April 2011	0.343	0	29.74	0	18.59
7	4 September 2001	3 September 2011	0.053	0	28.69	0	17.94
8	11 December 2001	10 December 2011	1.919	0	28.87	0	18.05
9	13 June 2002	12 June 2012	0.245	0	32.70	0	20.44
10	10 December 2002	9 December 2012	3.464	0	21.83	0	13.65
11	29 April 2003	28 April 2008	0.066	0	19.51	—	—
12	27 April 2004	26 April 2014	3.881	0	23.02	0	14.39
13	26 April 2005	25 April 2015	2.544	0	27.08	0	16.93
14	25 April 2006	24 April 2016	0.688	0.074	38.70	0.004	24.20
15	24 April 2007	23 April 2012	0.120	0	55.41	—	—
16	29 April 2008	28 April 2013	0.120	0	58.31	—	—
17	28 April 2009	27 April 2014	1.199(5)	0	21.72	—	—
18	27 April 2010	26 April 2015	0.215	0	37.51	—	—
19	26 April 2011	25 April 2016	0.215	0.095	40.92	—	—
20	27 April 2012	26 April 2017	0.200	0.180	54.71	—	—
21	24 April 2013	23 April 2018	0.185	0.185	76.20	—	—

	Total		20.812	0.534		0.004

Notes:

(1)	At the annual shareholders’ meeting of 30 April 2014, all outstanding LTI warrants under the LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e. the right to purchase existing ordinary shares instead of the right to subscribe to newly issued AB InBev Shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged.
(2)	The number of stock options granted reflects the number of warrants originally granted under the LTI Warrant Plan, plus the number of additional warrants granted to holders of those warrants as a result of the adjustment resulting from AB InBev’s rights offering in December 2008, as described in more detail below. The number of stock options remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants, which have subsequently been converted to stock options, were adjusted in connection with AB InBev’s rights offering in December 2008.

(3)	Entries in the “unadjusted” columns reflect the number of stock options outstanding, and the exercise price of such stock options, in each case that were not adjusted as a result of AB InBev’s rights offering in December 2008, as described in more detail below.
(4)	Entries in the “adjusted” columns reflect the adjusted number of stock options outstanding, and the adjusted exercise price of such stock options as a result of AB InBev’s rights offering in December 2008, as described in more detail below.
(5)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of AB InBev’s rights offering in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2015, the total number of stock options and warrants granted under the LTI Warrant Plan, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is approximately 20.8 million. As of 31 December 2015, of the 0.538 million outstanding stock options, 0.349 million were vested.

The LTI Warrant Plan terms and conditions provide that, in the event that a corporate change decided upon by AB InBev and having an impact on its capital has an unfavourable effect on the exercise price of the LTI stock options, their exercise price and/or the number of AB InBev Shares to which they give rights will be adjusted to protect the interests of their holders. AB InBev’s rights offering in December 2008 constituted such a corporate change and triggered an adjustment. Pursuant to the LTI Warrant Plan terms and conditions, AB InBev determined that the most appropriate manner to account for the impact of the rights offering on the unexercised warrants was to apply the “ratio method” as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Action Policy,” pursuant to which both the number of warrants and their exercise price were adjusted on the basis of a (P-E)/P ratio where “E” represented the theoretical value of the December 2008 rights and “P” represented the closing price of AB InBev Shares on Euronext Brussels on the day immediately preceding the beginning of the relevant rights subscription period. The unexercised warrants were adjusted on 17 December 2008, the day after the closing of the rights offering. Based on the above “ratio method,” AB InBev used an adjustment ratio of 0.6252. The adjusted exercise price of the warrants equals the original exercise price multiplied by the adjustment ratio. The adjusted number of warrants equals the original number of warrants divided by the adjustment ratio. In total, 1,615,453 new warrants were granted pursuant to the adjustment.

The adjustment was not applied to warrants owned by persons that were directors at the time the warrants were granted. In order to compensate such persons, an additional 984,203 warrants were granted under the LTI grant on 28 April 2009, as authorised by AB InBev’s 2009 shareholders’ meeting. The table above reflects the adjusted exercise price and adjusted number of warrants.

The table below provides an overview of all of the stock options outstanding under AB InBev’s new LTI Stock Option Plan Directors as of 31 December 2015:

Grant date of stock options	Expiry date of stock options	Number of options granted	Number of options outstanding	Exercise price
		(in millions)	(in millions)	(in EUR)
30 April 2014	29 April 2024	0.185	0.185	80.83
29 April 2015	28 April 2025	0.236	0.236	113.10

Total		0.421	0.421

As of 31 December 2015, the total number of stock options granted under the LTI Stock Option Plan Directors is 0.421 million. As of 31 December 2015, of the 0.421 million outstanding options, none were vested.

For additional information on the LTI stock options held by members of the AB InBev Board and members of AB InBev’s executive board of management, see section 4.4 (Compensation of Newbelco Directors and members of the Newbelco EBM) of Part VI of this Prospectus.

(ii) Share-Based Compensation Plan

Since 2006, members of AB InBev’s executive board of management and certain other senior employees have been granted variable compensation under AB InBev’s Share-Based Compensation Plan. On 5 March 2010, the general structure of the compensation under the plan was modified.

Share-Based Compensation Plan through 2009

Pursuant to the Share-Based Compensation Plan through 2009, half of each eligible employee’s variable compensation was settled in AB InBev Shares. These shares must be held for three years (that is, the shares are fully owned by the employee from the date of grant but are subject to a lock-up of three years, and failure to comply with the lock-up results in forfeiture of any matching options granted under the plan as described below).

Through 2009, pursuant to the Share-Based Compensation Plan, eligible employees could elect to receive the other half of their variable compensation in cash or invest all or half of it in AB InBev Shares. These shares must be held for five years. If an eligible employee voluntarily agreed to defer receiving part of their variable compensation by electing to invest in such shares, they would receive matching options (that is, rights to acquire existing shares) that will become vested after five years, provided that certain pre-defined financial targets are met or exceeded. These targets, which required AB InBev return on invested capital less AB InBev weighted average cost of capital over a period of three to five years to exceed certain pre-agreed thresholds, were met for all matching options granted. The number of matching options received was determined based on the proportion of the remaining 50% of the eligible employee’s variable compensation that he invested in such shares. For instance, if an eligible employee invested all of the remaining 50% of his variable compensation in AB InBev Shares, he received a number of options equal to 4.6 times the number of shares he purchased, based on the gross amount of the variable compensation invested. If the eligible employee instead chose to receive 25% of his total variable compensation in cash and invests the remaining 25% in AB InBev Shares, he would receive a number of options equal to 2.3 times the number of shares he purchased, based on the gross amount of the variable compensation invested.

The shares granted and purchased under the Share-Based Compensation Plan through 2009 were ordinary registered AB InBev Shares. Holders of such shares have the same rights as any other registered shareholder, subject, however, to a three-year or five-year lock-up period, as described above.

In addition, the shares granted and purchased under the Share-Based Compensation Plan through 2009 are:

•	entitled to dividends paid as from the date of granting; and

•	granted and purchased at the market price at the time of granting. Nevertheless, the AB InBev Board could, at its sole discretion, grant a discount on the market price.

The matching options granted under the Share-Based Compensation Plan have the following features:

•	the exercise price is set equal to the market price of AB InBev Shares at the time of granting;

•	options have a maximum life of ten years and an exercise period that starts after five years, subject to financial performance conditions to be met at the end of the second, third or fourth year following the granting;

•	upon exercise, each option entitles the option holder to purchase one share; and

•	specific restrictions or forfeiture provisions apply in case the grantee leaves AB InBev’s employment.

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2015:

Issue Date	Number of shares granted	Number of matching Options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0.005	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	0.009	33.59	1 April 2017
3 March 2008	0.42	1.66	0.105	34.34	2 March 2018
6 March 2009	0.16	0.40	0.135	20.49	5 March 2019
14 August 2009	1.10	3.76	0.787	27.06	13 August 2019
1 December 2009(2)	—	0.23	0.002	33.24	26 April 2016
1 December 2009(2)	—	0.39	0	33.24	1 April 2017
1 December 2009(2)	—	0.46	0.004	33.24	2 March 2018
1 December 2009(2)	—	0.02	0	33.24	5 March 2019
5 March 2010	0.28	0.70	0.305	36.52	4 March 2020
30 November 2010(2)	—	0.03	0	42.41	26 April 2016
30 November 2010(2)	—	0.02	0	42.41	1 April 2017
30 November 2010(2)	—	0.02	0.002	42.41	2 March 2018
30 November 2010(2)	—	0.03	0.003	42.41	13 August 2019
30 November 2010(2)	—	0.03	0.025	42.41	4 March 2020
30 November 2011(2)	—	0.01	0	44.00	26 April 2016
30 November 2011(2)	—	0.01	0	44.00	1 April 2017
30 November 2011(2)	—	0.01	0	44.00	2 March 2018
30 November 2011(2)	—	0.01	0	44.00	5 March 2019
30 November 2011(2)	—	0.03	0.002	44.00	13 August 2019
30 November 2011(2)	—	0.01	0.006	44.00	4 March 2020
25 January 2013(2)	—	0.01	0.005	67.60	2 March 2018
25 January 2013(2)	—	0.01	0.008	67.60	13 August 2019
25 January 2013(2)	—	0.01	0.009	67.60	4 March 2020
15 May 2013(2)	—	0.05	0.049	75.82	2 March 2018
15 May 2013(2)	—	0.04	0.042	75.82	5 March 2019
15 May 2013(2)	—	0.08	0.078	75.82	13 August 2019
15 May 2013(2)	—	0.01	0	75.82	4 March 2020
15 January 2014(2)	—	0.002	0.002	75.29	2 March 2018
15 January 2014(2)	—	0.005	0.003	75.29	5 March 2019
15 January 2014(2)	—	0.005	0.005	75.29	13 August 2019
15 January 2014(2)	—	0.007	0.007	75.29	4 March 2020
12 June 2014(2)	—	0.006	0.006	83.29	13 August 2019
12 June 2014(2)	—	0.002	0.002	83.29	4 March 2020
1 December 2014(2)	—	0.002	0.002	94.46	4 March 2020
Total	2.68	10.469	1.608

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79 (USD 41.02).
(2)	Further to the establishment of AB InBev’s New York functional support office, AB InBev has established a “dividend waiver” program, which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States, has been cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new matching options have been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options, are identical to the outstanding matching options for which the dividend protection feature was cancelled. The table above includes the new options.
(3)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by AB InBev and having an impact on its capital has an unfavourable effect on the exercise price of the matching options, the exercise price and/or number of AB InBev Shares to which the options relate will be adjusted to protect the interests of the option holders. AB InBev’s December 2008 rights offering constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—LTI Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

As of 31 December 2015, of the 1.61 million outstanding matching options, all were vested.

Share-Based Compensation Plan from 2010

On 5 March 2010, AB InBev modified the structure of the Share-Based Compensation Plan for certain executives, including members of its executive board of management and other senior management in its general headquarters. These executives receive their variable compensation in cash 9 but have the choice to invest some or all of the value of their variable compensation in AB InBev Shares to be held for a

[9]

Depending on local regulations, the cash element in the variable compensation may be replaced by options which are linked to a stock market index or an investment fund of listed European blue-chip companies.

five-year period, referred to as voluntary shares. Such voluntary investment leads to a 10% discount to the market price of the shares. Further, AB InBev will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The Chief Executive Officer and members of AB InBev’s executive board of management currently may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management is 40% or less. From 1 January 2011, the new plan structure applies to all other senior management.

Voluntary shares are:

•	existing AB InBev Shares;

•	entitled to dividends paid as from the date of granting;

•	subject to a lock-up period of five years; and

•	granted at market price. The discount is at the discretion of the AB InBev Board. Currently, the discount is 10%, which is delivered as restricted stock units subject to specific restrictions or forfeiture provisions in case of termination of service.

Matching shares and discounted shares are granted in the form of restricted stock units which will be vested after five years. In case of termination of service before the vesting date, special forfeiture rules will apply. No performance conditions apply to the vesting of the restricted stock units. However, restricted stock units will only be granted under the double condition that the executive:

•	has earned a bonus, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and

•	has agreed to reinvest all or part of his or her bonus in company shares that are locked for a five-year period (ownership condition).

In accordance with the authorisation granted in AB InBev’s bylaws, as amended by the general shareholders’ meeting of 26 April 2011, the variable compensation system deviates from article 520 of the Belgian Companies Code, as it allows:

1.	for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, executives are encouraged to invest some or all of their variable compensation in voluntary shares, which are blocked for five years. Such voluntary investment also leads to a grant of matching shares in the form of restricted stock units which only vest after five years, ensuring sustainable long-term performance; and

2.	for the voluntary shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, as indicated above, the voluntary shares remain blocked for five years. On the other hand, any matching shares that are granted will only vest after five years.

During 2015, AB InBev issued 0.36 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2014 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 45.41 million.

During 2015, AB InBev also issued 0.07 million of matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2015 half-year bonus for the North American Zone. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately USD 8.83 million.

(iii) LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

LTI stock options have the following features:

•	upon exercise, each LTI stock option entitles the option holder to one share. As of 2010, AB InBev has also issued LTI stock options entitling the holder to one ADS;

•	an exercise price that is set equal to the market price of AB InBev Share or AB InBev ADS at the time of granting;

•	a maximum lifetime of ten years and an exercise period that starts after five years; and

•	the LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in case of termination of service before the end of the five-year vesting period.

The table below gives an overview of the LTI stock options on AB InBev Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2015:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.54	0.80	35.90	17 December 2019
30 November 2010	2.80	1.76	42.41	29 November 2020
30 November 2011	2.85	2.29	44.00	29 November 2021
30 November 2012	2.75	2.45	66.56	29 November 2022
14 December 2012	0.22	0.18	66.88	13 December 2022
2 December 2013	2.48	2.32	75.15	1 December 2023
19 December 2013	0.37	0.34	74.49	18 December 2023
1 December 2014	2.48	2.41	94.46	30 November 2024
17 December 2014	0.53	0.53	88.53	16 December 2024
1 December 2015	1.70	1.70	121.95	30 November 2025
22 December 2015	1.90	1.90	113.00	21 December 2025
Total	19.62	16.68

The table below gives an overview of the LTI stock options on AB InBev’s American Depositary Shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2015:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.23	0.71	56.02	29 November 2020
30 November 2011	1.17	0.91	58.44	29 November 2021
30 November 2012	1.16	0.92	86.43	29 November 2022
14 December 2012	0.17	0.15	87.34	13 December 2022
2 December 2013	1.05	0.89	102.11	1 December 2023
19 December 2013	0.09	0.09	103.39	18 December 2023
1 December 2014	1.04	0.95	116.99	30 November 2024
17 December 2014	0.22	0.21	108.93	16 December 2024
1 December 2015	1.00	1.00	128.46	30 November 2025
22 December 2015	0.14	0.14	123.81	21 December 2025
Total	7.27	5.97

(iv) Long-Term Restricted Stock Unit Programs

As of 2010, AB InBev has in place three Restricted Stock Unit Programs.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of AB InBev’s Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the Matching Shares that are granted as part of the Share-Based Compensation Plan. See paragraph (ii) (Share-Based

Compensation Plan—Share-Based Compensation Plan from 2010) above. The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2015, 0.12 million restricted stock units were granted under the program to AB InBev’s senior management.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of AB InBev’s Remuneration Committee as a long-term retention incentive for AB InBev’s key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after ten years. In case of termination of service before the vesting date, specific forfeiture rules apply. In 2015, 0.21 million restricted stock units were granted under the program to AB InBev’s senior management.

Share Purchase Program: This program allows certain employees to purchase AB InBev Shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (People Bet Share Purchase Program), or (ii) for newly hired employees. A voluntary investment in AB InBev Shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2015, AB InBev employees purchased 0.01 million shares under the program.

(v) Ambev Exchange of Share-Ownership Program

The combination with Ambev in 2004 provided AB InBev with a unique opportunity to share best practices within its group and from time to time involves the transfer of certain members of Ambev’s senior management to AB InBev. As a result, the AB InBev Board approved a Program that allows for the exchange by these managers of their Ambev shares for AB InBev Shares. Under the ABI/Ambev Exchange Program, Ambev shares can be exchanged for AB InBev Shares based on the average share price of both the Ambev and AB InBev Shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period.

In total, members of AB InBev’s senior management exchanged 5.3 million Ambev shares for a total of 0.28 million of AB InBev Shares in 2015 (0.62 million in 2014 and 0.13 million in 2013). The fair value of these transactions amounted to approximately USD 5.90 million in 2015 (USD 12.01 million in 2014 and USD 2.2 million in 2013).

(vi) Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

The AB InBev Board recommended to the AB InBev Shareholders for approval two programs that are aimed at maintaining consistency of benefits granted to executives and at encouraging the international mobility of executives while complying with all legal and tax obligations, which were approved at the annual shareholders’ meeting of 27 April 2010.

The Exchange Program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant 10 and of the Options granted under the April 2009 Exceptional Grant 11 could be released, e.g. for executives who moved to the United States. These executives were then offered the opportunity to exchange their options against a number of AB InBev Shares that remain locked-up until 31 December 2018.

Because the Series A Options granted under the November 2008 Exceptional Grant and the Options granted under the April 2009 Exceptional Grant vested on 1 January 2014, the Exchange program is no longer relevant for these

[10]	The Series A Options have a duration of ten years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 12.53) or EUR 10.50 (USD 12.75), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.
[11]

The options have a duration of ten years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items) ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 26.64) or EUR 23.28 (USD 28.26), which corresponds to the fair market value of the shares at the time of the option grant.

options. Instead, the Exchange program has now become applicable to the Series B Options granted under the November 2008 Exceptional Grant. Under the extended program, executives who are relocated, e.g. to the United States, can elect to exchange their options against a number of AB InBev Shares that remain locked-up until 31 December 2023.

In 2015, no exchanges were executed under this program.

The remuneration committee of AB InBev has also approved a variant of the Exchange program, which allows the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for executives who are relocated, e.g. to the United States. The shares that result from the exercise of these options will remain blocked until 31 December 2023. In accordance with this approval, Pedro Earp, a member of the executive board of management of AB InBev, exercised 0.30 million options in 2015. Other members of the senior management have exercised approximately 0.66 million options.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2015, no new options were granted under this program.

All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was cancelled.

(vii) Exceptional Incentive Stock Options (“2020 Dream Incentive Plan”)

On 22 December 2015, approximately 4.8 million options were granted to a select group of approximately 65 members of AB InBev’s senior management, who are considered to be instrumental in helping AB InBev achieve its ambitious growth target. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is EUR 113.00, which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of ten years from granting and vest after five years. The exercise of the exceptional incentive stock options is subject to a performance test under which AB InBev must meet an absolute net revenue target by 2022 at the latest.

No exceptional incentive stock options were granted to members of the executive board of management of AB InBev.

(viii) New Performance Related Incentive Plan for Disruptive Growth Function

In 2016 AB InBev will implement a new performance related incentive plan, which will substitute the long-term incentive stock option plan for those executives in the Disruptive Growth Function. The Disruptive Growth Function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences, such as brew pubs, and is headed by Pedro Earp, Chief Disruptive Growth Officer of AB InBev.

The new incentive plan, which is inspired by compensation models in technology and start-up businesses, aims at specifically linking compensation to the value creation and success of the disruptive growth business within the AB InBev Group.

Executives will be granted performance share units whose value will depend on the internal rate of return of their business area. The units will vest after 5 years, provided a performance test is met, which is based on a minimal growth rate of the internal rate of return. At vesting, the performance share units may be settled in cash or in AB InBev Shares. Specific forfeiture rules apply if the executive leaves the AB InBev Group.

3.5.1.2    Treatment of AB InBev stock options and restricted stock units

Upon Completion, under the terms of each of the plans described in section 3.5.1.1 (Overview of AB InBev existing plans) above, the rights and obligations of AB InBev with regard to stock options and restricted stock units will be automatically transferred to Newbelco. Stock options in respect of AB InBev Shares will be converted into equivalent stock options in respect of Newbelco Shares. In accordance with the relevant rules of the plans, the number of shares to which each option will give rights and the exercise price thereof will be determined at the sole discretion of the AB InBev Board, taking into account various factors, including existing market practices, taxation and other applicable laws in the relevant jurisdictions to avoid material adverse tax implications resulting from such conversion for the holders of AB InBev stock options and restricted stock units. Additionally, the 2020 Dream Incentive Plan of AB InBev contains certain performance targets. These targets may be easier or more difficult to reach if the Transaction completes, which may affect holders of AB InBev stock options under the 2020 Dream Incentive Plan. Following the Transaction, holders of restricted stock units will no longer have the right to AB InBev Shares but will instead have the right to Newbelco Shares. The number of Newbelco Shares to which each restricted stock unit will give rights will be determined at the sole discretion of the AB InBev Board, taking into account various factors, including existing market practices, taxation and other applicable laws in the relevant jurisdictions.

3.5.2    Treatment of SABMiller stock options and awards

3.5.2.1    Zenzele Broad-Based Black Economic Empowerment Scheme (Zenzele Scheme)

In 2010, SABMiller implemented a broad-based black economic empowerment transaction in South Africa, the Zenzele Scheme, through its South African subsidiary, The South African Breweries Proprietary Limited (“SAB”).

The transaction resulted in the issue of three new classes of ordinary shares in SAB (comprising in aggregate 8.45% of SAB’s enlarged issued share capital) to three investment entities, representing the interests of employees, black retailers and historically disadvantaged communities, as follows:

•	18,532,491 E ordinary shares, representing 3.39% of SAB’s enlarged issued share capital, to The SAB Zenzele Employee Trust, a trust registered by the Master of the High Court of South Africa;

•	8,412,359 F ordinary shares, representing 1.54% of SAB’s enlarged issued share capital, to The SAB Foundation, a trust registered by the Master of the High Court of South Africa; and

•	19,228,250 R ordinary shares, representing 3.52% of SAB’s enlarged issued share capital, to SAB Zenzele Holdings (RF) Limited (“SAB Zenzele”), a public company incorporated in South Africa,

together, the “Participants”.

The E ordinary shares, F ordinary shares and R ordinary shares are together referred to as the “Zenzele Scheme Shares”.

The Zenzele Scheme was funded principally through notional funding provided by SAB to the Participants, which notional funding increases at 85% of the prime lending rate of a major South African bank and is reduced by notional dividends from SAB on the Zenzele Scheme Shares. The notional funding is to be settled at the end of the transaction term through the repurchase by SAB, for nominal consideration, of Zenzele Scheme Shares equal in value to the outstanding balance of the notional funding.

In the ordinary course, the Zenzele Scheme is a ten-year scheme terminating in 2020. Termination may, however, occur earlier as a result of a change in control in SAB or its reference parent company, SABMiller, if SABMiller elects to accelerate termination of the Zenzele Scheme rather than to develop a Value Proposal (as defined below). On termination of the Zenzele Scheme, the remaining E ordinary shares and F ordinary shares and the shares in SAB Zenzele (and thus, indirectly, the remaining R ordinary shares) are transferred to SABMiller in exchange for SABMiller Shares, listed on the Johannesburg Stock Exchange. The exchange is a value-for-value exchange based on an agreed valuation methodology which, broadly speaking, determines (a) the value of the SABMiller Shares with reference to SABMiller’s 60-day volume-weighted trading price (“VWAP”) on the Johannesburg Stock Exchange and (b) the equity value of the Zenzele Scheme Shares by (i) deriving the market capitalisation of SABMiller from its 60-day VWAP on the Johannesburg Stock Exchange (adjusted to USD), (ii) determining the enterprise value (“EV”) of SABMiller by adding the book value of minorities, preference share funding and net debt (as those terms are understood in the SABMiller accounts for the year ended 31 March 2009) to its market capitalisation, (iii) extracting SABMiller’s EBITA, as defined from its reference accounts and thus deriving an EV/EBITA, as defined multiple for SABMiller, (iv) determining the South African rand EV for SAB by applying this multiple to SAB’s EBITA, as defined, (v) determining the equity value of SAB by deducting from its EV the book value of its minorities, its preference share funding and its net debt (as those terms are understood in the SAB accounts for the year ended 31 March 2009) and adding the value of its notional funding, and (vi) dividing the aggregate equity value of SAB by the total number of SAB shares in issue (including the Zenzele Scheme Shares).

The Transaction triggers provisions contained in the Zenzele Scheme scheme documents which regulate changes in control of SABMiller or SAB. These provisions give SABMiller an election to either accelerate or not accelerate settlement of the Zenzele Scheme. In the latter case: (a) SABMiller must develop a proposal (the “Value Proposal”) which includes steps which SABMiller in its sole discretion considers necessary to ensure that the Participants enjoy a benefit at least equal to the benefit that would have accrued to them at the end of the transaction term absent the change in control (the “equal benefit test”) and (b) in order for the Value Proposal to become binding, it must be certified by an expert appointed by SAB for this purpose (the “Expert”), who must apply the equal benefit test in making the assessment in respect of certification.

As envisaged in the Co-operation Agreement, SABMiller and AB InBev worked together to develop, and SABMiller then adopted, a Value Proposal for each of the Participants (the “AB InBev Value Proposal”). Following its adoption, the AB InBev Value Proposal has been reviewed by the Expert (being FirstRand Bank Limited (acting through its Rand Merchant Bank division), a public company and registered bank incorporated in accordance with the laws of South Africa with registration number 1929/001225/06). The Expert has certified to SAB that it considers that the AB InBev Value Proposal meets the equal benefit test.

In broad commercial terms, the AB InBev Value Proposal involves, amongst others (a) the replacement of SABMiller with Newbelco under the Zenzele Scheme with effect from the completion of the legal transfer of the UK Scheme Shares from the SABMiller Shareholders to Newbelco (including as to the valuation methodology and share exchange), and (b) the following enhancements to the Zenzele Scheme upon (and subject to) Completion (i) a guaranteed minimum value for the net equity value of the Zenzele Scheme Shares, and (ii) subject to the taking of administrative steps by the Participants, an advance payment in an aggregate amount of ZAR 1.5 billion (gross of taxation) to be paid by way of special dividends to the Participants, which advance payment will be notionally vendor funded, but will not increase.

The guaranteed minimum value will be calculated by applying the existing, agreed valuation formula for the net equity value of the Zenzele Scheme Shares, but with an accounts reference date of 26 August 2016 and the market capitalisation (and thus EV/EBITA, as defined multiple) being calculated using a fixed VWAP equal to the final value in GBP of the Cash Consideration payable under the Transaction to SABMiller Shareholders in respect of each SABMiller Share and with the net equity value then reduced by the initial, gross amount of the advance payment and thereafter escalated by South African rand inflation until settlement in 2020. In broad terms, the effect is thus to give Participants a guaranteed minimum value for their net equity equivalent to that which they would have received on an acceleration of the Zenzele Scheme immediately before Completion (using March 2016 reference accounts), less the advance payment, which amount is then escalated at inflation until settlement in 2020. The guaranteed minimum value is also reduced by any cash dividends paid to Participants during the term of the Zenzele Scheme which arise from the disposal by SAB (or any of its subsidiaries) of the whole or greater part of a business or its shareholding or other interests in a business designated by Newbelco.

To the extent that, at the termination of the Zenzele Scheme, the net value of the SAB shares which are the subject of an exchange is:

•	greater than or equal to the guaranteed minimum value, the exchange will be into New Ordinary Shares, in full; or

•	lower than the guaranteed minimum value, the exchange will be into New Ordinary Shares for the actual net value and, at Newbelco’s election, in cash or New Ordinary Shares (or combination of the two) for the difference between the guaranteed minimum value and the actual net value.

In settling New Ordinary Shares under the exchange on settlement of the Zenzele Scheme, Newbelco may, in its discretion, choose to issue new New Ordinary Shares and/or procure the transfer of existing New Ordinary Shares to the Participants, or a combination of the two.

The AB InBev Value Proposal preserves the broad-based black economic empowerment of SAB, and gives expression to AB InBev’s stated commitment to continuing SABMiller’s contribution to meaningful broad-based black economic empowerment as set out in the Rule 2.7 Announcement. AB InBev believes that retaining SAB’s broad-based black economic empowerment is a key element of the regulatory framework and the promotion of sustainable economic growth and social development in South Africa.

3.5.2.2    Other SABMiller share-based payment plans

Awards granted under the SABMiller share-based payment plans (other than the Zenzele Scheme described in section 3.5.2.1 above) will be treated as described below.

Performance share awards granted under the SABMiller Share Award Plan will vest on sanction of the UK Scheme by the UK Court in accordance with the rules of the SABMiller Share Award Plan and subject to time pro-rating. In accordance with SABMiller’s previous practice, time pro-rating will be calculated over a 12-month period so that any awards granted or having a performance period beginning 12 months or more before the sanction of the UK Scheme by the UK Court will vest in full. SABMiller will satisfy all vested performance share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

Stock appreciation rights granted under the SABMiller Share Option Plans will vest and become exercisable on sanction of the UK Scheme by the UK Court in accordance with the rules of the relevant SABMiller Share Option Plans and subject to time pro-rating calculated in the same manner as for performance share awards described above. Stock appreciation rights that are exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Stock appreciation rights that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion.

Share options granted under the SABMiller Share Option Plans will vest and become exercisable on sanction of the UK Scheme by the UK Court or following Completion in accordance with the rules of the relevant SABMiller Share Option Plans and subject to time pro-rating calculated in the same manner as for performance share awards described above. Options that become exercisable on sanction of the UK Scheme by the UK Court and are exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Options that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion. Options that become exercisable and are exercised following Completion will be satisfied following Completion.

Value share awards granted under the SABMiller Share Award Plan will vest on sanction of the UK Scheme by the UK Court in accordance with the rules of the SABMiller Share Award Plan and the number of shares which vest will be calculated in accordance with the applicable performance condition shortly before the UK Court sanctions the UK Scheme. SABMiller will satisfy all vested value share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

SABMiller Shares outstanding under the SABMiller plc Employee Share Purchase Plan will vest on sanction of the UK Scheme by the UK Court in accordance with the rules of the SABMiller plc Employee Share Purchase Plan and be released in full to participants prior to the UK Scheme Record Time.

Awards which vest and options and stock appreciation rights which vest and are exercised prior to the UK Scheme Record Time will be satisfied by an allotment, issue or transfer of SABMiller Shares prior to the UK Scheme Record Time. The UK Scheme will extend to such SABMiller Shares.

Options and stock appreciation rights which are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion. Unless SABMiller and AB InBev agree otherwise, these options and stock appreciation rights will be satisfied by an allotment, issue or transfer of SABMiller Shares. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which are or first become exercisable in the period commencing with the UK Court sanctioning the UK Scheme and ending on Completion (and which are not in fact exercised and satisfied prior to the UK Scheme Record Time), will be immediately repurchased by SABMiller for £45.00 per SABMiller Share. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which first become exercisable on or after Completion will be immediately transferred to Newbelco in exchange for £45.00 per SABMiller Share. The terms of these repurchases and transfers are set out in the proposed amendments to SABMiller’s articles of association which will be put forward for approval at the SABMiller General Meeting.

No option or stock appreciation right may be exercised and no allotment, issue or transfer of SABMiller Shares will take place in the period from and including the UK Scheme Record Time to and including Completion.

As at the close of business on 30 June 2016, up to 46,228,377 additional SABMiller Shares (excluding up to 51,645 awards that will be settled in cash) may be issued or transferred from treasury on or after the date of this Prospectus and prior to the UK Scheme Record Time on the exercise of options or vesting of awards under the SABMiller Share Plans, netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares may need to be issued or transferred from treasury.

The total number of SABMiller Shares in respect of which members of SABMiller’s executive committee, two of whom are executive directors, hold unvested awards, options and stock appreciation rights under the above plans was 2,696,377 as at 30 June 2016. Such awards, options and stock appreciation rights will vest subject to time pro-rating as summarised above.

The numbers provided above assume full-vesting of value share awards under the SABMiller Share Award Plan. The actual number of SABMiller Shares released under such awards will be determined by reference to SABMiller’s total shareholder return compared against a comparator group calculated at the end of three, four and five-year performance periods.

4.    DESCRIPTION OF RIGHTS AND BENEFITS ATTACHED TO THE NEWBELCO SHARES

4.1    Right to attend and vote at Newbelco’s shareholders’ meetings

4.1.1    Shareholders’ meetings

4.1.1.1    Ordinary shareholders’ meetings

The ordinary shareholders’ meeting of Newbelco will be held on the last Wednesday of April of each year, at 11:00 a.m. Belgian time, in one of the municipalities of the Brussels-Capital Region, in Leuven or in Liège, at the place which will be mentioned in the convening notice. If this date is a legal holiday, the meeting will be held on the next business day at the same time.

At this meeting, the Newbelco Board and the statutory auditor will present a report on the management and financial situation of Newbelco at the end of the previous accounting year, which shall run from 1 January to 31 December. The shareholders will then vote on the approval of the annual accounts, the allocation of Newbelco’s profit or loss, the appointment or renewal, if necessary, of directors or statutory auditors, remuneration of the directors and the auditor and the release from liability of the directors and the statutory auditor.

4.1.1.2     Special and extraordinary shareholders’ meetings

The Newbelco Board or the statutory auditor of Newbelco (or the liquidators, if appropriate) may, whenever Newbelco’s interests so require, convene a special or extraordinary shareholders’ meeting. Such shareholders’ meeting must also be convened every time one or more of Newbelco’s shareholders holding at least one-fifth of Newbelco’s share capital so demand.

Such shareholders’ meetings of Newbelco shall be held on the day, at the hour and in the place designated by the convening notice. They may be held at locations other than Newbelco’s registered office.

4.1.2     Notices convening Newbelco shareholders’ meetings

Notices of Newbelco’s shareholders’ meetings will contain the agenda of the meeting and the recommendations of the Newbelco Board on the matters to be voted upon. Notices will be given in the form of announcements placed at least 30 days prior to the meeting in at least one Belgian newspaper and in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad). Notices will be sent 30 days prior to the date of Newbelco’s shareholders’ meeting to the holders of Newbelco’s registered shares, holders of Newbelco’s registered warrants and to Newbelco’s directors and its statutory auditor.

Notices of all Newbelco’s shareholders’ meetings and all related documents, such as specific board and auditor’s reports, will also be published on its website.

4.1.3     Admission to shareholders’ meetings

All Newbelco Shareholders are entitled to attend shareholders’ meetings of Newbelco, take part in the deliberations and, within the limits prescribed by the Belgian Companies Code and the Newbelco Articles, vote, provided they have complied with the formalities for admission set out in the Newbelco Articles.

The right to participate in and vote at a shareholders’ meeting of Newbelco will require shareholders to:

(i)	have the ownership of their shares recorded in their name on the fourteenth calendar day preceding the date of the meeting (the “Record Date”) either through registration in the register of the registered shares of Newbelco, for holders of registered shares; or through book-entry in the accounts of an authorised account holder or clearing organisation, for holders of dematerialised shares; and

(ii)	notify Newbelco (or a person designated by Newbelco) at the latest on the sixth calendar day preceding the day of the meeting, of their intention to participate in the meeting, indicating the number of shares in respect of which they intend to do so. In addition, the holders of dematerialised shares must, at the latest on the same day, provide Newbelco (or a person designated by Newbelco) with an original certificate issued by an authorised account holder or a clearing organisation certifying the number of shares owned on the Record Date by the relevant shareholder and for which it has notified its intention to participate in the meeting.

4.1.4     Voting by proxy

Any shareholder of Newbelco with the right to vote may either personally participate in the meeting or give a proxy to another person, who needs not be a shareholder, to represent him or her at the meeting. A shareholder may designate, for a given meeting, only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. The appointment of a proxy holder may take place in paper form or electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), through a form which shall be made available by Newbelco. The signed original paper or electronic form must be received by Newbelco at the latest on the sixth calendar day preceding the meeting. Any appointment of a proxy holder shall comply with relevant requirements of applicable Belgian law in terms of conflicting interests, record keeping and any other applicable requirements.

4.1.5     Remote voting in relation to the shareholders’ meetings

Any shareholder may vote remotely in relation to the shareholders’ meeting of Newbelco, by sending a paper form or, if permitted by Newbelco in the notice convening the meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law). These forms shall be made available by Newbelco. Only forms received by Newbelco at the latest on the sixth calendar day preceding the date of the meeting will be taken into account.

Shareholders voting remotely must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the admission formalities.

4.1.6     Right to request that items be added to the agenda and to ask questions at the shareholders’ meetings

One or more shareholders that together hold at least 3% of Newbelco’s share capital may request items to be added to the agenda of any convened meeting and submit proposals for resolutions with regard to existing agenda items or new items to be added to the agenda, provided that (i) they prove ownership of such shareholding as at the date of their request and record their shares representing such shareholding on the Record Date, and (ii) the additional items to be added to the agenda and/or proposed resolutions have been sent in writing (by registered mail or e-mail) by these shareholders to the registered office of Newbelco no later than the twenty-second day preceding the date of the relevant shareholders’ meeting. Such shareholdings must be proven by a certificate evidencing the registration of the relevant shares in the share register of Newbelco or by a certificate issued by the authorised account holder or the clearing organisation certifying the book-entry of the relevant number of dematerialised shares in the name of the relevant shareholder(s).

Newbelco shall acknowledge receipt of shareholders’ requests within 48 hours and, if required, publish a revised agenda of the shareholders’ meeting, at the latest on the fifteenth day preceding the date of the shareholders’ meeting. The right to request that items be added to the agenda or that proposed resolutions in relation to existing agenda items be submitted does not apply in case of a second shareholders’ meeting that must be convened because the quorum was not obtained during the first shareholders’ meeting.

Within the limits of Article 540 of the Belgian Companies Code, the directors and the auditor of Newbelco shall answer, during the shareholders’ meeting, any questions raised by shareholders. Shareholders may ask questions either during the meeting or in writing, provided that Newbelco receives the written question at the latest on the sixth day preceding the date of the shareholders’ meeting.

4.1.7     Quorum and majorities

Each Newbelco Share will be entitled to one vote except for shares owned by Newbelco, or by any of its subsidiaries, the voting rights of which will be suspended. The shares held by Newbelco’s principal shareholders will not entitle such shareholders to different voting rights.

Save as provided in the Belgian Companies Code and the Newbelco Articles, there will be no quorum requirement at Newbelco shareholders’ meetings and decisions will be taken by a simple majority vote.

Resolutions relating to amendments of the Newbelco Articles or the merger or split of Newbelco will be subject to special quorum and majority requirements. Specifically, any resolution on these matters will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital of Newbelco, and the approval of at least 75% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, the quorum requirement will not apply. However, the special majority requirement will continue to apply.

Resolutions relating to the modification of the rights attached to a particular class of Newbelco Shares will be subject to special quorum and majority requirements. Specifically, any resolution on these matters will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of Newbelco Shares and the approval of at least 75% of the votes cast at the meeting in each class of Newbelco Shares. If there is no quorum, a second meeting must be convened. At the second meeting, the quorum requirement will not apply. However, the special majority requirement will continue to apply.

Any modification of Newbelco’s corporate purpose or legal form or any authorisation to repurchase shares will require a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum will be required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting.

Pursuant to article 40 of the Newbelco Articles, any acquisition or disposal of tangible assets by Newbelco for an amount higher than the value of one-third of Newbelco’s consolidated total assets as reported in Newbelco’s most recent audited consolidated financial statements shall be within the exclusive jurisdiction of Newbelco’s shareholders’ meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented.

4.1.8     Transactions with major shareholders

Pursuant to article 41 of the Newbelco Articles, in the event of (i) a contribution in kind to Newbelco with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary of such person or entity, or (ii) a merger of Newbelco with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting of Newbelco to approve such contribution in kind or merger.

4.2     Rights of Restricted Newbelco Shares

4.2.1     Changes in Newbelco Shares

If at any time the New Ordinary Shares shall be changed into a different number of Newbelco Shares or a different class of Newbelco Shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of Newbelco Shares, or any similar event shall have occurred, there will be an equivalent share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of Newbelco Shares or similar event with respect to the Restricted Newbelco Shares, provided that (i) nothing shall be deemed to permit Newbelco (including the Newbelco Board) to take any action with respect to its share capital that is otherwise prohibited by the Newbelco Articles and (ii) if any such event would otherwise cause any Restricted Newbelco Shareholder to cease to hold at least one such revised Restricted Newbelco Share by virtue of its entitlement following such event being to a fraction of less than one such revised Restricted Newbelco Share, its entitlement shall be rounded up to one such revised Restricted Newbelco Share.

4.2.2     Modifications to the rights attached to Newbelco Shares

As long as there remain any Restricted Newbelco Shares, any modification of the rights attached to the New Ordinary Shares or the Restricted Newbelco Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.

4.2.3     Appointment or re-election of Restricted Newbelco Share Directors

In advance of any shareholders’ meeting of Newbelco where the appointment, re-election or confirmation of co-optation of a Restricted Newbelco Share Director is to be decided, unless the procedure of written resolutions foreseen in the Newbelco Articles applies or in certain instances relating to the confirmation of a co-optation, the Newbelco Board shall convene a meeting of the Restricted Newbelco Shareholders in order for Restricted Newbelco Shareholders to vote for the candidates Restricted Newbelco Share Directors to be presented at a shareholders’ meeting of Newbelco, as further set out in article 21 of the Newbelco Articles.

4.3     Dividend rights

All shares participate equally in Newbelco’s profits. The New Ordinary Shares and the Restricted Newbelco Shares will have the same rights in relation to dividends and other distributions.

The Belgian Companies Code provides that dividends can only be paid up to an amount equal to the excess of Newbelco’s shareholders’ equity over the sum of (i) paid-up or called-up share capital, and (ii) reserves not available for distribution pursuant to law or the Newbelco Articles. Under Belgian law and the Newbelco Articles, Newbelco must allocate an amount of 5% of its annual net profit on an unconsolidated basis to a legal reserve in its unconsolidated financial statements until such reserve equals 10% of Newbelco’s share capital.

In general, Newbelco may only pay dividends with the approval of the shareholders’ meeting. The annual dividend payment (if any) will be approved by Newbelco’s shareholders at the ordinary shareholders’ meeting of Newbelco and will be paid on the dates and the places determined by the Newbelco Board. In addition, the Newbelco Board may declare interim dividends without shareholder approval, in accordance with the provisions of the Belgian Companies Code and article 44 of the Newbelco Articles. It is expected that the Newbelco Board will decide the payment of dividends on a semi-annual basis. For more information on the dividend policy of Newbelco, see section 5 (Dividend and dividend policy) below.

4.4     Rights regarding liquidation

Newbelco can only be dissolved by a shareholders’ resolution passed in accordance with the conditions laid down for the amendments of the Newbelco Articles (i.e. with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented).

If, as a result of losses incurred, the ratio of Newbelco’s net assets (determined in accordance with Belgian legal and accounting rules) to share capital is less than 50%, the board of directors must convene an extraordinary shareholders’ meeting within two months as of the date upon which the board of directors discovered or should have discovered this undercapitalisation. At this shareholders’ meeting, the board of directors must propose either the dissolution of the company or the continuation of the company, in which case the board of directors must propose measures to redress the company’s financial situation. Shareholders’ resolutions relating to the dissolution of Newbelco are adopted in accordance with the conditions laid down for the amendments of the Newbelco Articles.

If, as a result of losses incurred, the ratio of Newbelco’s net assets to share capital is less than 25%, the same procedure must be followed; provided, however, that in this instance shareholders representing 25% of the votes validly cast at the relevant shareholders’ meeting can decide to dissolve the company. If the amount of Newbelco’s net assets has dropped below EUR 61,500 (the minimum amount of share capital of a Belgian limited liability company (société anonyme / naamloze vennootschap), any interested party is entitled to request the competent court to dissolve the company. The court can order the dissolution of the company or grant a grace period within which the company may remedy the situation.

In the event of the dissolution and liquidation of Newbelco, the assets remaining after payment of all debts and liquidation expenses shall be distributed to the holders of shares of Newbelco, each receiving a sum proportional to the number of Newbelco Shares held by them. The New Ordinary Shares and the Restricted Newbelco Shares will have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up of Newbelco.

5.     DIVIDEND AND DIVIDEND POLICY

5.1     Dividend policy

It is expected that Newbelco’s dividend policy will be to declare a dividend representing in aggregate at least 25% of its consolidated profit attributable to its equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit.

Any matter relating to Newbelco’s dividend pay-out policy will be within the jurisdiction of Newbelco’s shareholders’ meetings in accordance with the Belgian Companies Code.

The dividends payable by Newbelco are expected to be paid on a semi-annual basis (i.e. dividends for any given fiscal year are expected to be paid in November of such year and in May of the following year). The dividend payable in November will be an advance amount decided by the Newbelco Board in the form of an interim dividend. The dividend payable in May of the following year will be decided by Newbelco Shareholders at a shareholders’ meeting and will supplement the amount already distributed in November. In both cases, the dividends will be paid on the dates and at the places communicated by the Newbelco Board. It is expected that such semi-annual dividend payment will allow Newbelco to manage its cash flow efficiently throughout the year by matching dividend payments closely with operating cash flow generation.

Please refer to section 4.3 above (Dividend rights) for further information in relation to the right to dividends upon Completion.

5.2     Dividends

As Newbelco was incorporated on 3 March 2016, no dividend has yet been paid by Newbelco.

The table below summarises the dividends paid by AB InBev in the most recent financial years.

Financial year	Number of AB InBev Shares outstanding at end of relevant financial year	Gross amount of dividend per Share (in EUR)	Payment date(s)
2015	1,608,242,156	2.00	3 May 2016
2015	1,608,242,156	1.60	16 November 2015
2014	1,608,242,156	2.00	6 May 2015
2014	1,608,242,156	1.00	14 November 2014
2013	1,607,844,590	1.45	8 May 2014
2013	1,607,844,590	0.60	18 November 2013
2012	1,606,787,543	1.70	2 May 2013
2011	1,606,071,789	1.20	3 May 2012
2010	1,605,183,954	0.80	2 May 2011
2009	1,604,301,123	0.38	3 May 2010

6.     CORPORATE GOVERNANCE

6.1     Newbelco Governance Charter

The corporate governance practices of Newbelco upon Completion will be reflected in the Newbelco Governance Charter, which will be available on Newbelco’s website upon or shortly after Completion.

As a company incorporated under Belgian law and whose New Ordinary Shares will upon Completion be listed on Euronext Brussels, Newbelco will adhere to the principles and provisions of the Belgian Corporate Governance Code, published in March 2009 (http://www.corporategovernancecommittee.be/en/about-2009-code). However, in order to reflect Newbelco’s specific shareholding structure upon Completion and the global nature of its operations, it is expected that the Newbelco Board will adopt certain rules which will depart from the Belgian Corporate Governance Code. In summary, it is expected that these rules will be the following:

•	Principle 5.3/1 (Appendix D) of the Belgian Corporate Governance Code: “the Board should set up a nomination committee composed of a majority of independent non-executive directors”: it is expected that the Newbelco Board will appoint the chairman and members of the Nomination Committee from among the non-executive Newbelco directors, including at least one member from among the independent Newbelco directors. As the Nomination Committee will be composed exclusively of non-executive Newbelco directors who will be independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgment, Newbelco considers that the composition of the Nomination Committee upon Completion will achieve the Code’s aim of avoiding potential conflicts of interest.

•	Principle 7.7. of the Belgian Corporate Governance Code : “Non-executive directors should not be entitled to performance-related remuneration such as bonuses, stock-related, long-term incentive schemes, fringe benefits or pension benefits”: it is expected that the remuneration of the members of the Newbelco Board will be composed of a fixed fee and a limited, pre-determined number of options, which will ensure the independence of the Newbelco Board members as well as aligning the Newbelco directors’ interests with those of the shareholders. Newbelco considers it unlikely that the granting of options to the Newbelco Board members could affect their judgement as Newbelco Board members. As a consequence, Newbelco considers the principles of remuneration, as they will apply upon Completion, compatible with the recommendations of the Belgian Corporate Governance Code.

It should also be noted that, upon Completion, options may only be granted upon the recommendation of the Remuneration Committee. Any such recommendation must be subsequently approved by the Newbelco Board and then by the shareholders in a shareholders’ meeting.

Further to the filing of the F-4 Registration Statement with regard to certain of the New Ordinary Shares and the NYSE listing of Newbelco ADSs (representing ordinary shares of Newbelco) with effect from or shortly after Completion, the NYSE Corporate Governance rules for Foreign Private Issuers will be applicable to Newbelco.

Newbelco will also be subject to the U.S. Sarbanes-Oxley Act of 2002 and to certain other U.S. securities laws and regulations relating to corporate governance.

6.2     Code of business conduct and code of dealing

Newbelco will establish a Code of Business Conduct which will set out the ethical standards to which all employees are expected to adhere. It will require employees to comply with all laws, to disclose any relevant conflicts of interests, to act at all times in the best interest of the company and to conduct all their dealings in an honest and ethical manner. The Code of Business Conduct will also cover the confidentiality of information, limits on the acceptance of gifts or entertainment, and the appropriate use of the company’s property. The Code of Business Conduct will be supplemented by a global anti-corruption policy, which will define employees’ responsibilities and expected behaviour. It will state clearly that Newbelco’s employees are strictly prohibited from, either directly or indirectly, offering, promising, authorising or giving anything of value to any individual with the aim of obtaining or retaining business or influencing business or governmental decision-making in connection with Newbelco’s commercial activities.

It is further expected that Newbelco will implement a whistle-blowing system by means of a Compliance Helpline that provides employees with simple and secure ways to confidentially and, if so desired, anonymously, report activities in violation of the Code of Business Conduct based on a clear policy and applicable legislation.

Please refer to section 3.4 (Code of Dealing) above for a description of Newbelco’s Code of Dealing upon Completion.

7.     LEGISLATION AND JURISDICTION

7.1     Notification of significant shareholdings

Pursuant to the Transparency Law, a notification to Newbelco and to the FSMA will, upon admission to trading of Newbelco’s securities on Euronext Brussels, be required by all natural and legal persons in the following instances:

•	an acquisition or disposal of voting securities, voting rights or financial instruments that are treated as voting securities;

•	the holding of voting securities upon first admission of them to trading on a regulated market;

•	the passive reaching of a threshold in terms of holding of voting securities, voting rights or financial instruments that are treated as voting securities;

•	the reaching of a threshold as described in the preceding bullet by persons acting in concert or a change in the nature of an agreement to act in concert;

•	where a previous notification concerning the voting securities is updated;

•	the acquisition or disposal of the control of an entity that holds the voting securities; and

•	where Newbelco introduces additional notification thresholds in its articles of association,

in each case where the percentage of voting rights attached to the securities held by such persons reaches, exceeds or falls below the legal thresholds (set at 5% of the total voting rights, 10%, 15%, 20% and so on at intervals of 5%) or, as the case may be, the additional thresholds provided in the Newbelco Articles. Newbelco will provide for additional thresholds of 3% and 7.5% in the Newbelco Articles.

The notification must be made as soon as possible and at the latest within four trading days following the acquisition or disposal of the voting rights triggering the reaching of the threshold. If Newbelco receives a notification of information regarding the reaching of a threshold, it is required to publish such information within three trading days following receipt of the notification. No shareholder may cast a greater number of votes at a shareholders’ meeting of Newbelco than those attached to the rights or securities it has notified in accordance with the Transparency Law at least 20 days before the date of the shareholders’ meeting, subject to certain exceptions.

The form on which such notifications must be made, as well as further explanations, can be found on the website of the FSMA (www.fsma.be).

7.2	Public takeover bids

Public takeover bids on Newbelco’s shares and other securities, if any, are subject to supervision by the FSMA. Any public takeover bids must be extended to all of Newbelco’s voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus which has been approved by the FSMA prior to publication.

Belgium has implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) in the Takeover Law and the Takeover Royal Decree. The Takeover Law provides that a mandatory bid must be launched if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for its account, directly or indirectly holds more than 30% of the voting securities in a company having its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Takeover Royal Decree.

The mere fact of exceeding the relevant threshold through the acquisition of shares will give rise to a mandatory bid, irrespective of whether the price paid in the relevant transaction exceeds the current market price. The duty to launch a mandatory bid does not apply in case of an acquisition if it can be shown that a third party exercises control over Newbelco or that such third party holds a larger stake than the person holding 30% of the voting securities.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligations to disclose significant shareholdings and merger control regulations, that may apply to Newbelco and which may make an unsolicited tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that other shareholders may consider to be in their best interest and could adversely affect the market price of Newbelco’s shares. These provisions may also have the effect of depriving the shareholders of the opportunity to sell their shares at a premium.

In addition, the board of directors of Belgian companies may in certain instances, and subject to prior authorisation by the shareholders, deter or frustrate public takeover bids through dilutive issuances of equity securities (pursuant to the authorised capital) or through share buy-backs (i.e. purchase of own shares).

7.3	Squeeze-outs

Pursuant to Article 513 of the Belgian Companies Code and the regulations promulgated thereunder, a person or legal entity, or different persons or legal entities acting alone or in concert, who, together with the company, own 95% of the securities with voting rights in a public company, are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to the bidder at the end of the procedure. At the end of the squeeze-out procedure, the company is no longer deemed a public company, unless bonds issued by the company are still distributed amongst the public. The consideration for the securities must be in cash and must represent the fair value (verified by an independent expert) as to safeguard the interests of the transferring shareholders.

A squeeze-out offer is also possible upon completion of a public takeover, provided that the bidder holds 95% of the voting capital and 95% of the voting securities of the public company. In such case, the bidder may require that all remaining shareholders sell their securities to the bidder at the offer price of the takeover bid, provided that, in case of a voluntary takeover offer, the bidder has also acquired 90% of the voting capital to which the offer relates. The shares that are not voluntarily tendered in response to any such offer are deemed to be automatically transferred to the bidder at the end of the procedure. The bidder needs to reopen his/her public takeover offer within three months following the expiration of the offer period.

7.4	Sell-out rights

Within three months following the expiration of an offer period, holders of voting securities or of securities giving access to voting rights may require the offeror, acting alone or in concert, who owns 95% of the voting capital and 95% of the voting securities in a public company following a takeover bid, to buy its securities from it at the price of the bid, on the condition that, in case of a voluntary takeover offer, the offeror has acquired, through the acceptance of the bid, securities representing at least 90% of the voting capital subject to the takeover bid.

PART VIII: OPERATING AND FINANCIAL REVIEW

1. OPERATING AND FINANCIAL REVIEW OF AB INBEV

The operating and financial review of AB InBev as at 31 December 2015 and 2014 and for the three years ended 31 December 2015, is attached as Part A of Annex 3 of this Prospectus. It has been extracted from AB InBev’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the SEC on 14 March 2016 and is available on AB InBev’s website (www.ab-inbev.com).

Please refer to the introductory paragraphs of Part A of Annex 3 for an explanatory note in respect of the operating and financial review of AB InBev when read in conjunction with the audited consolidated financial statements of AB InBev incorporated by reference in this Prospectus.

2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SABMILLER

The management’s discussion and analysis of financial condition and results of operations of SABMiller as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 is attached as Part B of Annex 3 of this Prospectus. It has been extracted from the F-4 Registration Statement, which is available on AB InBev’s website (www.ab-inbev.com).

Please refer to the introductory paragraphs of Part B of Annex 3 for an explanatory note in respect of the management’s discussion and analysis of financial condition and results of operations of SABMiller when read in conjunction with the audited consolidated financial statements of SABMiller incorporated by reference in this Prospectus.

3. IMPACT OF THE COMBINED GROUP ON SABMILLER’S ACCOUNTING TREATMENT

Please refer to Note 2 to the Pro Forma Financial Information contained as Part A of Annex 2 to this Prospectus for an overview of the reclassifications and accounting policy adjustments to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev.

PART IX: LISTING AND DELIVERY OF THE SHARES

1.	LISTING AND GENERAL INFORMATION

1.1	Listing of the New Ordinary Shares

An application has been made for the listing on Euronext Brussels, upon Completion, of all New Ordinary Shares to be issued in connection with the Transaction. Depending on the number of UK Scheme Shareholders other than Altria and BEVCO that elect for the Partial Share Alternative, this relates to between approximately 83.86% and 84.23% of Newbelco’s expected outstanding share capital immediately following the Belgian Merger. The remainder of Newbelco’s expected outstanding share capital immediately following the Belgian Merger will be represented by Restricted Newbelco Shares, for which no admission to listing and trading will be sought.

The New Ordinary Shares will be listed with ISIN code BE0974293251. The symbol under which the New Ordinary Shares will be listed will be communicated once the new name of Newbelco will have been announced. See section 3.1 (General) of Part IV of this Prospectus.

It is expected that the Listing will occur on or about the first Business Day following the effective date of the Belgian Merger.

Newbelco has appointed BNP Paribas Fortis SA/NV as Listing Agent for the Listing on Euronext Brussels.

1.2	Clearing and settlement

Transactions on Euronext Brussels will be cleared and settled on a delivery versus payment basis two business days following the trade date. Trades are cleared and settled through electronic book-entry changes in the accounts of participants in Euroclear. It thereby ensures that sellers receive cash upon delivery of the securities and that buyers receive the corresponding securities upon payment, and eliminates the need for physical movement of securities.

1.3	Transaction costs

The transaction costs incurred in connection with the Transaction, which include transaction taxes, advisory, legal, audit, valuation and other fees and costs (including, without limitation, costs and expenses relating to the issue of the New Ordinary Shares and the Listing), will amount to approximately USD 1.0 billion. In addition AB InBev expects to incur approximately USD 0.7 billion of costs in connection with the Transaction-related financing arrangements.

2.	FORM OF THE NEW ORDINARY SHARES AND DELIVERY

The New Ordinary Shares to be issued to the former AB InBev Shareholders in the context of the Belgian Merger will be delivered in registered or dematerialised form as follows:

•	if the AB InBev Shares held by such shareholders were in registered form at 5.00 p.m. CET on 7 October 2016 (i.e., the Business Day immediately preceding the effective date of the Belgian Merger), the New Ordinary Shares issued to such shareholders will be delivered in registered form; and

•	if the AB InBev Shares held by such shareholders were in dematerialised form at 5.00 p.m. CET on 7 October 2016 (i.e., the Business Day immediately preceding the effective date of the Belgian Merger), the New Ordinary Shares issued to such shareholders will be delivered in dematerialised form.

AB InBev Shareholders will no longer be entitled to request the conversion of their AB InBev Shares from registered to dematerialised form, and vice versa, as from 2.00 p.m. CET on 7 October 2016 (i.e. the Business Day immediately preceding the effective date of the Belgian Merger).

The New Ordinary Shares will be issued promptly upon Completion by recordation in the share register of Newbelco and will be delivered as follows:

•	the New Ordinary Shares to be delivered in registered form will be recorded in the name of the relevant shareholders in the share register of Newbelco; and

•

the New Ordinary Shares to be delivered in dematerialised form will be recorded in the share register of Newbelco in the name of CIK SA/NV (Euroclear Belgium), the Belgian central securities depository in its capacity as settlement institution; such shares will be delivered in book-entry form free of payment to the securities accounts of the relevant shareholders via Euroclear as soon as practicable following Completion.

The above description on the issuance and delivery of the New Ordinary Shares to the former AB InBev Shareholders may be further refined or amended based on the finalisation of the practical implementation of the Transaction. Newbelco will make available any relevant additional information in due course.

Shareholders and investors who, after delivery, wish to have their dematerialised shares registered, should request that Newbelco record their shares in Newbelco’s share register. Holders of registered shares may request that their registered shares be converted into dematerialised shares and vice versa, at their own cost.

3.	SECONDARY LISTINGS AND LISTING OF ADSS

3.1	Listing of Newbelco ADSs

In addition to the Listing on Euronext Brussels of the New Ordinary Shares, Newbelco expects that, with effect from or shortly after Completion, the Newbelco ADSs will be listed on the NYSE.

Each Newbelco ADS will represent one New Ordinary Share (or a right to receive such New Ordinary Share). Investors will be able to hold Newbelco ADSs either (a) directly (i) by having an ADR, which is a certificate evidencing a specific number of Newbelco ADSs, registered in their name, or (ii) by having ADSs registered in their name in the Direct Registration System, or (b) indirectly by holding a security entitlement in ADSs through their broker or other financial institution.

3.2	Secondary listings

With effect on or about the first Business Day following the effective date of the Belgian Merger, Newbelco expects that the New Ordinary Shares will also be listed by way of secondary listings on the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange12.

[12]	In South Africa, the Transaction has been approved by the Financial Surveillance Department of the South African Reserve Bank, which included, amongst other things, approval of the:

•	de-listing of AB InBev from the Main Board of the Johannesburg Stock Exchange; and

•	secondary inward listing of Newbelco on the Main Board of the Johannesburg Stock Exchange. Accordingly, the New Ordinary Shares that are secondary inward listed on the JSE will be classified as “domestic” for exchange control purposes and South African resident investors may trade the New Ordinary Shares on the JSE without having recourse to their foreign allowances.

Approval of the Transaction by the Financial Surveillance Department of the South African Reserve Bank is subject to the condition that, inter alia, all AB InBev Shareholders whose AB InBev Shares are held and traded on the Johannesburg Stock Exchange shall receive any Newbelco Shares to which they are entitled pursuant to the Transaction on the Johannesburg Stock Exchange.

PART X: TAXATION

1.	BELGIAN TAXATION

1.1	General

The following is a summary of certain Belgian federal tax consequences relating to the acquisition, ownership and disposal of New Ordinary Shares. This summary is based on Newbelco’s understanding of the applicable laws, treaties and regulatory interpretations as in effect in Belgium on the date of this Prospectus, all of which are subject to change, including changes that could have a retroactive effect.

It should be appreciated that the eventual tax consequences may be different from what is stated below as a result of evolutions in law or practice.

This summary does not purport to address all Belgian tax consequences associated with the acquisition, ownership and disposal of New Ordinary Shares, and does not take into account the specific circumstances of any particular investor or the tax laws of any country other than Belgium. In particular, this summary deals only with investors who will hold New Ordinary Shares as capital assets and does not address the tax treatment of investors who may be subject to special rules, such as financial institutions, insurance companies, collective investment undertakings, dealers in securities or currencies or persons who hold the shares as a position in a straddle, share-repurchase transaction, conversion transaction, a synthetic security or other integrated financial transaction. This summary does not address the local taxes that may be due in connection with an investment in the New Ordinary Shares, other than the additional local taxes which generally vary from 0% to 10% of the investor’s income tax liability in Belgium.

The information set out below does not constitute binding tax advice. Investors should consult their own advisers regarding the tax consequences of an investment in the New Ordinary Shares in light of their particular situation, including the effect of any state, local or other national laws, treaties and regulatory interpretations thereof.

For the purposes of this summary, a Belgian resident is (i) an individual subject to Belgian personal income tax (that is, an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law), (ii) a company subject to Belgian corporate income tax (that is, a corporate entity that has its statutory seat, its main establishment, or its place of management in Belgium and is not exempt from corporate income tax), including an Organisation for Financing Pensions (OFP) subject to Belgian corporate income tax (that is, a qualifying pension fund incorporated under the form of an OFP), or (iii) a legal entity subject to Belgian income tax on legal entities (that is, a legal entity other than a company subject to Belgian corporate income tax, that has its statutory seat, its main establishment, or its place of management in Belgium). A Belgian non-resident is any person that is not a Belgian resident.

1.2	Dividends

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to New Ordinary Shares is generally treated as a dividend distribution. By way of exception, the repayment of statutory capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent such repayment is imputed to fiscal capital. The fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up share premiums and the cash amounts subscribed to at the time of the issuance of profit sharing certificates.

Belgian dividend withholding tax of 27% is levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.

In the event of a repurchase of New Ordinary Shares, the repurchase distribution (after deduction of the part of the fiscal capital represented by the repurchased shares) will be treated as a dividend subject to Belgian withholding tax of 27%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be due if this repurchase is carried out on Euronext Brussels or another stock exchange and meets certain conditions.

In the event of liquidation of Newbelco, any amounts distributed in excess of the fiscal capital will in principle qualify as a dividend subject to the 27% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

1.2.1 Belgian resident individuals

For Belgian resident individuals who acquire and hold New Ordinary Shares as a private investment, the Belgian dividend withholding tax is the final tax in Belgium on their dividend income. They may nevertheless elect to report the dividends in their personal income tax return. Where the beneficiary opts to report them, dividends will be taxable at the lower of the generally applicable 27% tax rate on dividends and the progressive personal income tax rates applicable to the taxpayer’s overall declared income. If the beneficiary reports the dividends, the income tax due on such dividends is not increased by local surcharges. In addition, if the dividends are reported, the dividend withholding tax levied at source can, in both cases, be credited against the personal income tax due and is reimbursable to the extent it exceeds the personal income tax due, provided that the dividend distribution does not result in a reduction in value of or capital loss on New Ordinary Shares. The latter condition is not applicable if the individual proves that it has held the New Ordinary Shares in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

For Belgian resident individual investors who acquire and hold New Ordinary Shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and are, in such an event, taxable at the investor’s personal income tax rate increased with local surcharges. Belgian withholding tax levied at source can be credited against the personal income tax due and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the shares in full legal ownership at the time the dividends are paid or attributed, and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if the investor proves that he has held the full legal ownership of the shares for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

1.2.2 Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend withholding tax does not fully discharge corporate income tax liability. The gross dividend income (including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 33.99% (including at 3% crisis surcharge), unless the reduced corporate income tax rates apply.

Belgian resident companies can generally (although subject to certain limitations) deduct up to 95% of the gross dividend received from their taxable income (the “Dividend Received Deduction”), provided that at the time of a dividend payment or attribution: (i) the Belgian resident company holds shares representing at least 10% of the share capital of Newbelco or a participation in Newbelco with an acquisition value of at least EUR 2,500,000; (ii) the New Ordinary Shares have been or will be held in full ownership for an uninterrupted period of at least one year; and (iii) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Belgian Income Tax Code (the “Article 203 ITC Taxation Condition”) are met (together, the “conditions for the application of the Dividend Received Deduction regime”). Under certain circumstances the conditions referred to under (i) and (ii) do not need to be fulfilled in order for the Dividend Received Deduction to apply.

The conditions for the application of the Dividend Received Deduction regime depend on a factual analysis and the availability of this regime should thus be verified upon each dividend distribution.

The Belgian dividend withholding tax levied at source can be credited against the mainstream corporate income tax and is reimbursable to the extent it exceeds such corporate income tax, subject to two conditions: (i) the taxpayer must own the New Ordinary Shares in full legal ownership at the time the dividends are paid or attributed and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the New Ordinary Shares. The latter condition is not applicable if: (i) the taxpayer can demonstrate that it has held the shares in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (ii) during that period, the shares never belonged to a taxpayer other than a Belgian resident company or a non-resident company that has, in an uninterrupted manner, invested the shares in a permanent establishment in Belgium.

Withholding tax

Dividends distributed to a Belgian resident company will be exempt from Belgian withholding tax provided that the Belgian resident company holds, upon payment or attribution of the dividends, at least 10% of Newbelco’s share capital and such minimum participation is or will be held for an uninterrupted period of at least one year.

In order to benefit from this exemption, the investor must provide Newbelco or its paying agent with a certificate confirming its qualifying status and the fact that it satisfies the two conditions set out above. If the investor holds a qualifying participation for less than one uninterrupted year, at the time the dividends are paid or attributed, Newbelco will levy the withholding tax but not transfer it to the Belgian Treasury provided the investor certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the qualifying participation for an uninterrupted period of at least one year. The investor must also inform Newbelco or its paying agent when the one-year period expires or if its shareholding will drop below 10% of Newbelco’s share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the levied dividend withholding tax will be refunded to the investor.

1.2.3 Organisations for financing pensions

For OFPs, the dividend income is generally tax-exempt. Although there is no specific exemption from dividend withholding tax at source for dividends paid or attributed to OFPs, subject to certain limitations, the Belgian dividend withholding tax can be credited against an OFPs’ corporate income tax and is reimbursable to the extent it exceeds the corporate income tax due.

1.2.4 Other taxable legal entities

For taxpayers subject to Belgian income tax on legal entities, Belgian dividend withholding tax in principle fully discharges their income tax liability.

1.2.5 Belgian non-resident individuals and companies

Non-resident income tax

For non-resident individuals and companies, dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds New Ordinary Shares in connection with a business conducted in Belgium through a Belgian establishment.

If New Ordinary Shares are acquired by a non-resident investor in connection with a business in Belgium, the investor must report any dividends received, which will be subject to non-resident individual or corporate income tax. Any Belgian withholding tax levied at source can be credited against the non-resident individual or corporate income tax and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the New Ordinary Shares in full legal ownership at the time the dividends are paid or attributed and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if (i) the non-resident individual or the non-resident company can demonstrate that the shares were held in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (ii) with regard to non-resident companies only, if, during the said period, the shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the shares in a Belgian permanent establishment.

Non-resident companies that have invested their New Ordinary Shares in a Belgian establishment can deduct up to 95% of the gross dividends included in their taxable profits if, at the date dividends are paid or attributed, the conditions for the application of the Dividend Received Deduction regime are satisfied. See “Belgian resident companies”. Application of the Dividend Received Deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

Belgian dividend withholding tax relief for non-residents

No Belgian dividend withholding tax is due on dividends paid to a foreign pension fund which: (i) qualifies as a legal entity that does not have its registered office, its principal establishment or its seat of management in Belgium; (ii) whose corporate purpose solely consists in the management and investment of funds collected in order to pay legal or complementary pensions; (iii) whose activity is restricted to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) provided it has no contractual obligation to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares, nor an obligation to pay a manufactured dividend with respect to the shares under a securities lending transaction, unless the ultimate beneficiary itself qualifies as a pension fund that can benefit from this exemption, or qualifies as a parent company that can benefit from an exemption from withholding tax. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the shares and that the above conditions are satisfied. The foreign pension fund must then forward that certificate to Newbelco or its paying agent.

Dividends distributed to non-resident parent companies established in a Member State of the EU or in a non-EU country with which Belgium has entered into a bilateral tax treaty and provided this bilateral tax treaty or any other treaty allows for the exchange of information necessary to execute the national laws of the contracting states, are exempt from Belgian dividend withholding tax provided the New Ordinary Shares held by the non-resident parent company, upon payment or attribution of the dividends, amount to at least 10% of Newbelco’s share capital and such minimum participation is or will be held for an uninterrupted period of at least one year. A company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EC), as amended by Directive 2003/123/EC of 22 December 2003, or, for companies established in a non-EU country with which Belgium has entered into a qualifying bilateral tax treaty it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident of the country where it is established according to the tax laws of and the bilateral tax treaties entered into by such country; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.

In order to benefit from this exemption, the investor must provide Newbelco or its paying agent with a certificate confirming its qualifying status and the fact that it meets the three abovementioned conditions.

If the investor holds a qualifying participation for less than one year, at the time the dividends are paid or attributed, Newbelco will levy the withholding tax but not transfer it to the Belgian Treasury provided that the investor certifies its qualifying status, the date from which it has held such qualifying participation, and commits itself to hold the qualifying participation for an uninterrupted period of at least one year. The investor must also inform Newbelco or its paying agent when the one year holding period expires or if its shareholding will drop below 10% of Newbelco’s share capital before the end of the one year holding period. Upon satisfying the one-year shareholding requirement, the levied dividend withholding tax will be refunded to the investor.

Council Directive 2015/121/EU of 27 January 2015 amending the EU Parent-Subsidiary Directive, states that Member States shall not grant the withholding tax exemption to an arrangement or a series of arrangements which, having been put into place for the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the directive, are not genuine having regard to all relevant facts and circumstances. Belgium was obliged to bring into force the laws necessary to comply with this obligation by 31 December 2015.

A reduced Belgian withholding tax of 1.6995% applies to dividends paid or attributed to non-resident parent companies that hold a participation in Newbelco with an acquisition value of at least EUR 2,500,000 (but not reaching the 10 % participation threshold under the EU Parent–Subsidiary Directive) and that are established in a member state of the EEA other than Belgium or in a country with which Belgium has entered into a bilateral tax treaty, provided this bilateral tax treaty or any other treaty with Belgium allows for the exchange of information necessary to execute the national laws of the contracting states. This regime is also subject to the condition that (i) the parent company has a legal form as listed in the Annex I, Part A, to the Council Directive 2011/96/EU of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by Directive 2014/86/EU of 8 July 2014 or, for companies established in a (non-EU) country, has a legal form considered similar to the ones listed in such annex; (ii) the participation is or will be held for at least one year without interruption; and (iii) the parent company cannot obtain a credit or a reimbursement for Belgian withholding tax.

In order to benefit from this reduced withholding tax, the investor must provide Newbelco or its paying agent with a certificate confirming that it fulfils the above mentioned conditions and indicating to which extent the withholding tax is in principle creditable or reimbursable on the basis of the law as applicable on 31 December of the year preceding the one during which the dividend is paid or attributed.

If there is no exemption applicable under Belgian domestic law, the Belgian dividend withholding tax is potentially subject to relief as may be available under applicable tax treaty provisions. Belgium has entered into bilateral tax treaties with over 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities.

Prospective holders should consult their own tax advisors as to whether they qualify for any reduction of Belgian dividend withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

1.3	Capital gains and losses

1.3.1 Belgian resident individuals

In principle, Belgian resident individuals acquiring New Ordinary Shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the shares; capital losses are not tax deductible.

However, a ‘speculation tax’ of 33% applies to capital gains realised on New Ordinary Shares by Belgian resident individuals within six months from the date of acquisition of New Ordinary Shares held other than for professional purposes (the “Speculation Tax”).

The Speculation Tax applies to the disposal (including short sales) of New Ordinary Shares, profit certificates, warrants, call and put options and other derivatives over New Ordinary Shares.

Capital gains realised on New Ordinary Shares, options or warrants acquired in the framework of the professional activity of the Belgian resident individual and whereby the acquisition has been taxed as professional income fall outside the scope of the Speculation Tax. This is also the case for capital gains that are realised on the occasion of so-called mandatory transactions (e.g., squeeze-outs, mergers, splits or spin-offs). The Belgian Merger should qualify as a mandatory transaction pursuant to Article 96/1, 2º Belgian Income Tax Code (“BITC”). A Belgian advance decision pursuant to article 20 of the Law of 24 December 2002 from the Belgian ruling commission confirms the application of such exemption at the occasion of the Belgian Merger.

The ‘last in first out’ method is used to compute the six month period. The computation is made on a share per share basis with the same ISIN code.

If the roll-over relief of Articles 95 and 96 BITC is applied on the exchange of shares upon the Belgian Merger, the Newbelco Shares are considered to have been acquired on the date on which the exchanged AB InBev Shares were acquired by the relevant AB InBev Shareholder, for purposes of calculating the six month period of the Speculation Tax. If the Belgian resident individual applies the roll-over relief provided for in articles 95 and 96 BITC, the individual must add to his/her Belgian income tax returns following the year of the Belgian Merger, proof that the New Ordinary Shares received in exchange for the Belgian Merger are still part of his/her estate and have not been repaid in full or in part. It is at present unclear how this requirement needs to be met for the application of relief for the Speculation Tax because the New Ordinary Shares may be sold, without any Speculation Tax being due, as soon as the six months holding period has been met. Also, if a Belgian resident individual were to sell its New Ordinary Shares within six months following their delivery upon the Belgian Merger, Belgian banks and other intermediaries are likely to withhold the Speculation Tax unless they would accept on the basis of the information made available to them that no Speculation Tax should be due. If the Speculation Tax is withheld in such cases, the investor will need to reclaim the Speculation Tax from the Belgian tax authorities and demonstrate that it qualifies for the exemption because the roll-over in holding period pursuant to articles 95 and 96 BITC applies. Also in case of such reclaim it is at present unclear, as set out above, in which manner the investor will need to demonstrate that it qualifies for an exemption from Speculation Tax on the basis of the roll-over provision pursuant to articles 95 and 96 BITC.

The taxable basis of Speculation Tax is equal to the difference between (i) the price received upon disposal of the New Ordinary Shares reduced by the Tax on Stock Exchange Transactions (as defined below) (if any) and (ii) the acquisition price of the New Ordinary Shares increased by the Tax on Stock Exchange Transactions (if any). Capital losses are in principle not deductible. The only situation where capital losses are taken into account is where there is a realisation – in a single transaction – of a number of New Ordinary Shares or other qualifying instruments with the same ISIN number but acquired via successive acquisitions (at different acquisition prices), within the last six months before the transaction. In such case, the capital gains will be set off by the capital losses and only the net amount (which cannot be less than zero) will be subject to Speculation Tax.

The Speculation Tax takes the form of a withholding tax levied at source by the intervening intermediary located in Belgium that fully discharges a Belgian resident individual from its liability for Speculation Tax. In case the withholding tax of 33% is not applied, the capital gain needs to be reported in the personal income tax return and is subject to personal income tax at a specific rate of 33%, not increased by local surcharges.

Capital gains realised by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realised outside the scope of the normal management of the individual’s private estate. Capital losses are not tax deductible.

Capital gains realised by Belgian resident individuals on the disposal of the shares to a non-resident company (or body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the European Economic Area, are taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in Newbelco (i.e. a shareholding of more than 25% in Newbelco).

Gains realised by Belgian resident individuals upon the repurchase of New Ordinary Shares or upon the liquidation of Newbelco are generally taxable as a dividend. See “Dividends – Belgian resident individuals”.

Belgian resident individuals who hold New Ordinary Shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realised upon the disposal of the shares, except for shares held for more than five years, which are taxable at a flat rate of 16.5% (plus local surcharges). Capital losses on the shares incurred by Belgian resident individuals who hold the shares for professional purposes are in principle tax deductible.

1.3.2 Belgian resident companies

Belgian resident companies (other than small companies within the meaning of Article 15, §1 to §6 of the Belgian Companies Code (“SMEs”)) are subject to Belgian capital gains taxation at a flat rate of 0.412% on gains realised upon the disposal of New Ordinary Shares provided that: (i) the Article 203 ITC Taxation Condition is satisfied and (ii) the shares have been held in full legal ownership for an uninterrupted period of at least one year. The 0.412% flat capital gains tax rate cannot be off-set by any tax assets (such as tax losses) or tax credits.

Belgian resident companies qualifying as SMEs are not subject to Belgian capital gains taxation on gains realised upon the disposal of the shares provided that (i) the Article 203 ITC Taxation Condition is satisfied and (ii) the shares have been held in full legal ownership for an uninterrupted period of at least one year.

If the one-year minimum holding condition is not satisfied (but the Article 203 ITC Taxation Condition is) the capital gains realised upon the disposal of shares by a Belgian resident company (non-SME or SME) are taxable at a rate of 25.75%.

Capital losses on shares incurred by resident companies (both non-SMEs and SMEs) are not tax deductible.

Shares held in the trading portfolio (portefeuille commercial / handelsportefeuille) of qualifying credit institutions, investment firms and management companies of collective investment undertakings which are subject to the Royal Decree of 23 September 1992 on the annual accounts of credit institutions, investment firms and management companies of collective investment undertakings (comptes annuels des établissements de crédit, des entreprises d’investissement et des sociétés de gestion d’organismes de placement / jaarrekening van de kredietinstellingen, de beleggingsondernemingen en de beheervennootschappen van instellingen voor collectieve belegging) are subject to a different regime. The capital gains on such shares are taxable at the ordinary corporate income tax rate of 33.99% and the capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realisation.

Capital gains realised by Belgian resident companies (both non-SMEs and SMEs and both ordinary Belgian resident companies and qualifying credit institutions, investment firms and management companies of collective investment undertakings) upon the repurchase of shares by Newbelco or upon the liquidation of Newbelco are, in principle, subject to the same taxation regime as dividends. See section 1.2 (Dividends) above.

1.3.3 Organisations for financing pensions

OFPs within the meaning of article 8 of the Belgian Act of 27 October 2006 are, in principle, not subject to Belgian capital gains taxation realised upon the disposal of the shares, and capital losses are not tax deductible.

1.3.4 Other taxable legal entities

Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of shares.

Capital gains realised by Belgian resident legal entities upon the repurchase of shares or upon the liquidation of Newbelco are in principle taxed as dividends. See section 1.2 (Dividends) above.

Capital losses on New Ordinary Shares incurred by Belgian resident legal entities are not tax deductible.

Belgian non-resident individuals and companies

Non-resident individuals or companies are, in principle, not subject to Belgian income tax on capital gains realised upon disposal of the shares, unless such shares are held as part of a business conducted in Belgium through a Belgian establishment. In such a case, the same principles apply as described with regard to Belgian individuals (holding the shares for professional purposes) or Belgian companies.

Non-resident individuals who do not use the shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the New Ordinary Shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are beyond the normal management of one’s private estate. See “Taxation of capital gains and losses on shares—Belgian resident individuals”. Such non-resident individuals might therefore also be obliged to file a tax return and should consult their own tax adviser.

According to a strict reading of Article 228, §3 BITC, capital gains realised on the shares by Belgian non-residents are subject to tax in Belgium in the form of a payroll withholding tax if they are sold to a Belgian tax resident, provided that (i) the capital gains would have been taxable if the non-resident were a Belgian resident, and (ii) the capital gains are taxable in Belgium pursuant to the applicable income tax treaty, or, if no such treaty applies, the non-resident fails to submit proof that the capital gains are effectively taxed in its country of residence. The legislative history and the formal guidance of the Belgian tax authorities indicate that this provision should not be applicable to capital gains realised on shares. However, it is not to be excluded that a court would rule that this provision is applicable, based on a strict reading of it.

The Speculation Tax (see “Taxation of capital gains and losses on shares—Belgian resident individuals”) is also applicable to non-resident individuals with respect to capital gains realised in Belgium, which is the case if a Belgian intermediate (broker or bank) is involved, provided that Belgium is not barred from charging tax under the applicable bilateral tax treaty.

Capital gains realised by non-resident individuals or non-resident companies upon repurchase of the shares or upon liquidation of Newbelco will, in principle, be subject to the same taxation regime as dividends.

1.4	Tax on Stock Exchange Transactions

The purchase and the sale as well as any other acquisition or transfer for consideration of shares (secondary market) in Belgium through a professional intermediary is subject to the tax on stock exchange transactions (taxe sur les opérations de bourse / taks op de beursverrichtingen) of 0.27% of the purchase price, capped at EUR 800 per transaction and per party (the “Tax on Stock Exchange Transactions”). A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. Upon the issue of the New Ordinary Shares (primary market), no Tax on Stock Exchange Transactions is due.

No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Law of 2 August 2002; (ii) insurance companies described in Article 2, §1 of the Belgian Law of 9 July 1975; (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Law of 27 October 2006 concerning the supervision on institutions for occupational pension; (iv) collective investment institutions; and (v) Belgian non-residents under the condition that their financial intermediary in Belgium has a certificate in which they confirm their non-resident status.

As stated under Part II (Risk Factors - 4. Risks relating to Taxation), on 14 February 2013 the EU Commission adopted the FTT Draft Directive. The FTT Draft Directive currently stipulates that once the FTT enters into effect, the Participating Member States shall not maintain or introduce any taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax). For Belgium, the Tax on Stock Exchange Transactions should thus be abolished once the FTT enters into effect. The FTT Draft Directive is still subject to negotiation between the Participating Member States and may, therefore, be further amended at any time.

2.	U.S. TAXATION

General

The following discussion addresses the material U.S. federal income tax consequences for investors relating to the acquisition, ownership and disposal of the New Ordinary Shares. It applies to you only if you hold your New Ordinary Shares as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a tax-exempt organisation;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that owns or has owned directly, indirectly or constructively, 10% or more of the voting stock of Newbelco;

•	a person who owns directly, indirectly or constructively, 5% or more of the New Ordinary Shares;

•	a person that holds New Ordinary Shares as part of a straddle or a hedging or conversion transaction;

•	a person that acquires or sells New Ordinary Shares as part of a wash sale for tax purposes;

•	a person that acquires New Ordinary Shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as the Convention between the United States and the Kingdom of Belgium (the Treaty). These laws are subject to change, possibly on a retroactive basis.

You are a U.S. holder if you are a beneficial owner of New Ordinary Shares and you are for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a U.S. domestic corporation;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorised to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of New Ordinary Shares that is not a U.S. person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds New Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in New Ordinary Shares is urged to consult his, her or its own tax advisor.

This section addresses only U.S. federal income taxation.

2.1	Taxation of dividends

2.1.1 U.S. Holders

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend Newbelco pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends Newbelco pays with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States.

You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made, determined at the spot conversion rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. However, Newbelco does not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions Newbelco makes as dividends.

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, if you are eligible under the Treaty for a lower rate of Belgian withholding tax on a distribution with respect to the shares, yet you do not claim such lower rate and as a result, you are subject to a greater Belgian withholding tax on the distribution than you could have obtained by claiming benefits under the Treaty, such additional Belgian withholding tax would likely not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States and, depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

2.1.2 Non-U.S. Holders

If you are a non-U.S. holder, dividends paid to you in respect of shares will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

2.2	Taxation of capital gains

2.2.1 U.S. Holders

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your New Ordinary Shares, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realise and your tax basis, determined in U.S. dollars, in your New Ordinary Shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

2.2.2 Non-U.S. Holders

If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognised on the sale or other disposition of your New Ordinary Shares unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognise may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

2.3	Medicare tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between USD 125,000 and USD 250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of New Ordinary Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the New Ordinary Shares.

2.4	PFIC rules

AB InBev believes that New Ordinary Shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If Newbelco were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the New Ordinary Shares or makes a “qualified electing fund” (“QEF”) election the first taxable year in which Newbelco is treated as a PFIC, gain realised on the sale or other disposition of your New Ordinary Shares would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realised such gain and certain excess distributions ratably over your holding period for the New Ordinary Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your New Ordinary Shares will be treated as stock in a PFIC if Newbelco were a PFIC at any time during your holding period in your New Ordinary Shares. Dividends that you receive from Newbelco will not be eligible for the special tax rates applicable to qualified dividend income if Newbelco is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon Newbelco furnishing you annually with certain tax information. Newbelco may not take the action necessary for a U.S. shareholder to make a QEF election in the event Newbelco is determined to be a PFIC.

2.5	Information with respect to foreign financial assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the New Ordinary Shares.

2.6	Backup withholding and information reporting

If you are a noncorporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of New Ordinary Shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by Newbelco or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of New Ordinary Shares effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of New Ordinary Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

3.	SOUTH-AFRICAN TAXATION

The following is a summary of the South African tax considerations which are relevant for investors which are to acquire, hold and dispose of New Ordinary Shares. This summary is based on Newbelco’s understanding of the applicable laws, treaties and regulatory interpretations in effect in South Africa on the date of this Prospectus, all of which are subject to change, including changes that could have a retrospective effect.

This summary does not purport to address all tax consequences associated with the acquisition, ownership and disposal of the New Ordinary Shares, and does not take into account the specific circumstances of any particular investor or the tax laws of any country other than South Africa.

The summary of South African income tax consequences set out below is for general information only. All shareholders should consult their tax advisers regarding the particular tax consequences applicable to them in relation to New Ordinary Shares, including the applicability and effect of other tax laws and possible changes in tax law.

The South African income tax system is a residence based system of taxation, in terms of which South African tax residents are subject to tax in South Africa on their worldwide income. Persons that are non-resident for South African tax purposes are subject to tax on income derived from a South African source. This summary is based on the assumption that an investor is resident in South Africa for tax purposes, and that Newbelco is not resident in South Africa for tax purposes.

A natural person is a South African tax resident if he or she is “ordinarily resident” in South Africa or, if not “ordinarily resident” in South Africa, was physically present in South Africa for certain prescribed periods within a continuous six year period. These periods require a physical presence in South Africa of more than 91 days in each of the six years and more than 915 during the first five years.

A person other than a natural person (i.e. a juristic person or a trust) is a South African tax resident if it is incorporated, established or formed in South Africa or if its place of effective management is located in South Africa.

The definition of a resident specifically excludes any person who is deemed to be exclusively a resident of another country for purposes of an applicable agreement for the avoidance of double taxation entered into between South Africa and the other relevant jurisdiction. Prospective purchasers with questions regarding their tax residency should consult their tax advisers.

3.1	Distributions

A monetary amount paid by Newbelco to a South African tax resident shareholder, in respect of a New Ordinary Share, will comprise of either a ‘foreign dividend’ or a ‘foreign return of capital’ for South African income tax purposes. The determination of which form the amount comprises is made with reference to the treatment of the amount according to Belgian tax law relating to companies (or in the absence of tax law, Belgian company law). In essence, an amount will comprise of a foreign dividend if treated as a dividend for purposes of Belgian tax laws applicable to companies. An amount will comprise of a foreign return of capital if it does not comprise of a foreign dividend (i.e. if treated as another form of distribution or similar payment for purposes of Belgian tax laws applicable to companies). The taxation of foreign dividends and foreign returns of capital differs and is set out below.

3.1.1 Foreign dividend

It is understood that distributions made in respect of the New Ordinary Shares will generally comprise of dividends for Belgian income tax purposes, and will accordingly generally comprise of foreign dividends for South African income tax purposes.

A foreign dividend which is received or which accrues in respect of a share listed on the South African exchange is exempt from South African income tax. Any foreign dividend which is received or which accrues to a South African shareholder in respect of a New Ordinary Share will accordingly be exempt from South African income tax. The exemption from income tax is applicable to all persons (i.e. natural persons and juristic persons).

South Africa imposes a 15% withholding tax on dividends (“Dividends Tax”) paid in respect of shares in foreign companies if the shares are listed on a South African exchange. All dividends declared to South African shareholders (which hold their shares on the South African share register) by Newbelco will accordingly be subject to Dividends Tax, unless the recipient of the dividend qualifies for an exemption. A foreign dividend will be exempt from Dividends Tax if the beneficial owner is inter alia a company which is a South African tax resident, a public benefit organisation, a pension fund, a pension preservation fund, a provident fund, a provident preservation fund, a retirement annuity fund, a benefit fund and a collective investment scheme in securities. Natural persons do not qualify for an exemption from Dividends Tax.

Dividends Tax must be withheld by Newbelco or by the appropriate broker or transfer secretary unless the recipient of the dividend qualifies for an exemption. Certain prescribed legal formalities must be complied with by the beneficial owner of a dividend in order to facilitate the process whereby no Dividends Tax will be withheld (with the beneficial owners essentially being required to, by a date determined by Newbelco or, if Newbelco has not determined a date, by the date of payment of the dividend, submitted a declaration that the dividend is exempt from Dividends Tax and a written undertaking to inform Newbelco in writing should the circumstances affecting the change or should the beneficial owner cease to be the beneficial owner).

A South African shareholder who receives a foreign dividend which is subject to Dividends Tax may claim a rebate if any foreign taxes are imposed on the payment by the government of another country. The rebate shall be limited to the amount of Dividends Tax payable. A South African shareholder may also avail of the tax treaty between South Africa and Belgium for purposes of reducing Belgian withholding taxes (see section 1 (Belgian Taxation) of this Part X).

3.1.2 Foreign return of capital

Please see the discussion below for more information regarding the taxation of a foreign return of capital.

3.2	Disposals

Persons which are tax resident in South Africa may be subject to capital gains tax (“CGT”) upon the disposal of New Ordinary Shares, if they hold the New Ordinary Shares as capital assets. The determination of whether shares are held as capital assets is generally a question of fact and depends primarily upon the intention with which the shares were acquired and held. It is assumed that New Ordinary Shares will generally be acquired and held as capital assets.

The South African income tax legislation does include certain safe harbour provisions, however, which treat certain amounts (excluding dividends) received by or accruing to a shareholder from the disposal of shares to be of a capital nature and therefore subject to CGT, if the shareholder held those shares for a continuous period of at least three years immediately preceding the date of disposal. If the safe harbour provisions do not apply, the capital or revenue nature of the proceeds arising in respect of the disposal will be determined by applying South African common law principles.

3.2.1 Capital gains tax

Upon a disposal of New Ordinary Shares, a South African shareholder may realise a capital gain or capital loss for South African tax purposes, depending on whether the proceeds from the disposal exceed the shareholder’s base cost in the New Ordinary Shares. In general, the base cost of an asset will be the acquisition cost of the asset in question (i.e. the subscription price in the event that a person subscribed for shares or the purchase price paid in the event of an acquisition of shares).

A prescribed portion (ranging from 40% (in the case of a natural person) to 80% (in the case of a company or a trust)) of a net capital gain realised by a South African tax resident investor will be included in normal taxable income and subject to tax at the applicable rates. The effective tax rates applicable are 16.4% in the case of a natural person, 22.4% in the case of a company and 32.8% in the case of a trust.

Capital losses may only be set off against other capital gains realised in the same or any subsequent tax year. In the case of South African shareholders who are natural persons, an annual exclusion amount of R40,000 is deducted from any capital gain realised in any tax year.

In circumstances where a person receives a foreign return of capital (and receives such amount prior to the disposal of its New Ordinary Shares), such person must reduce their base cost for capital gains tax purposes by the amount received. If the amount received exceeds the base cost of the New Ordinary Shares, the excess portion will be treated as a capital gain in the hands of a holder of the New Ordinary Shares for the year of assessment in which the foreign return of capital is received by or accrues to the holder of the New Ordinary Shares and will be subject to CGT.

3.2.2 Income tax

South African tax residents will be subject to income tax on the proceeds arising upon the disposal of New Ordinary Shares, if the New Ordinary Shares are held for speculative purposes (i.e. as trading stock as opposed to capital assets) and disposed of pursuant to a scheme of profit making.

3.3	Securities transfer tax

Securities Transfer Tax (“STT”) is a tax levied on, inter alia, a transfer of beneficial ownership of a security issued by a company which is listed in South Africa (i.e. a disposal of a New Ordinary Shares). There is no STT payable on the issue of a share by a company.

STT will accordingly be payable upon a transfer of beneficial ownership of New Ordinary Shares.

In the context of listed shares, STT is normally payable by inter alia brokers and transfer secretaries (and recoverable from the transferee).

4.	MEXICAN TAXATION

The following summary contains a description of the main tax consequences in relation to income tax in Mexico derived from the purchase, ownership, and sale of the New Ordinary Shares through the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV), on behalf of an individual or legal entity residing in Mexico, as well as abroad; however, it is not intended to be a detailed description of all the tax considerations that may be relevant for these cases.

This summary is based on the tax laws in Mexico in force as of the date of this Prospectus, which may be subject to future modifications. The Holders of New Ordinary Shares shall consult with their own tax advisors in regards to the tax consequences for the acquisition, ownership and sale of New Ordinary Shares, including, particularly, the effects of any tax law, state or local.

4.1	Capital earnings

4.1.1 Individuals residing in Mexico

In general terms, the individuals residing in Mexico who own New Ordinary Shares are obliged to pay income tax (“ISR”) at a rate of 10% of any earnings obtained for the sale of said shares if the shares are sold in the stock markets under concession in terms of the Securities Market Law, including the New Ordinary Shares issued by Newbelco through the BMV in this regime.

Financial intermediaries intervening in the operation of the sale of New Ordinary Shares shall make the calculation of the earnings or loss for the period and deliver the corresponding information to the individuals residing in Mexico.

Individuals shall make payment of the corresponding ISR for the sale of the New Ordinary Shares jointly with their annual ISR tax return.

The previously mentioned regime for the sale of shares through stock markets will not be applicable, and as a consequence ISR will have to be paid according to the general sale of assets regime contained in the Income Tax Law (“LISR”), in the case of a sale of New Ordinary Shares that are not considered as placed amongst the investing public and the acquisition is not made in recognised markets.

Notwithstanding the above, the 10% particular regime will be applicable in the case of a sale of New Ordinary Shares which were not acquired in recognised markets, if such shares are sold in authorised stock markets and the sale does not represent more than 1% of the outstanding shares of Newbelco, sold by way of one or various, simultaneous or successive, transactions in a period of 24 months.

By means of regulation 3.2.12. of the Tax Miscellaneous Resolution (Resolución Miscelánea Fiscal) in force for 2016 it is stated that shares or titles acquired by those who were already shareholders or partners of the relevant issuer at the moment of its inscription in the National Securities Registry (Registro Nacional de Valores) will not be considered as shares or titles placed amongst the investing public, regardless of whether after said acquisition they had been transferred by inheritance, bequest or donation, except for such cases in which the shares or titles had been acquired as a consequence of any shares or titles plan for the benefit of employees of legal entities or related parties of the latter, whose shares are traded on stock exchange markets under concession.

Additionally, the 10% particular regime will not be applicable when a person or group of persons perform the sale of more than 10% of the shares outstanding of the share capital of Newbelco or the sale of control of it, by means of one or various simultaneous or successive transactions in a period of 24 months, even when the transferred shares had been acquired in the abovementioned stock markets. For these purposes, control and group of persons are the ones defined as such in article 2 of the Securities Market Law.

Section III of article 2 of the Securities Market Law provides that control will be understood as the capacity of a person or group of persons to: i) impose, directly or indirectly, decisions in general shareholders’, partners’ or equivalent bodies’ meetings, or appoint or remove the majority of the directors, managers or their equivalents, of a legal entity; ii) maintain the ownership of rights that allow, directly or indirectly, voting with respect of more than 50% of the share capital of a legal entity; and iii) conduct, directly or indirectly, the management, strategy or main policies of a legal entity, whether through the ownership of securities, through an agreement or in any other way.

Furthermore, section IX of article 2 of the Securities Market Law provides that the term group of persons will be understood as those persons who have agreements, of any nature, to make decisions in the same regard. Unless proven otherwise, a group of persons is presumed as: i) the persons who are related by consanguinity or affinity to the fourth civil degree, spouses, the concubine and the concubinary; and ii) the companies that are part of the same corporate group or consortium and the person or group of persons having control of such companies.

Also, the abovementioned particular regime of transfer of shares in the stock markets will not be applicable when the transfer of the shares is made out of the stock market, the ones carried out in it as register operations or protected crossings or with any other title that prevent the persons making the transfers to accept more competitive offers from the ones they receive before and during the period in which they are offered for sale, even when the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) has given them the treatment of transactions completed in the stock market. The particular regime of transfer of shares in the stock markets will also not be applicable in the case of mergers or spin-offs (de-mergers or “escisiones”) of companies, for the shares transferred and that had been obtained from the exchange of the shares of the merged or spun-off companies if the shares of the latter are in any of the abovementioned categories.

In case the particular regime of transfer of shares in stock markets is not applicable, and consequently the general regime of transfer of shares considered in the LISR becomes applicable, the individuals shall include and accumulate the obtained earnings in the annual ISR tax return corresponding to the period in which the transfer was made and may credit against the ISR resulting in such statement the ISR that could have been declared as provisional payment. Specific provisions and regulations apply for the purposes of determining the applicable provisional payment.

4.1.2 Residents abroad

The first paragraph of article 161 of the LISR provides that, in the case of the sale of shares or securities representing the property of goods, the source of wealth shall be regarded as located in the national territory when the person that issued them is a resident in Mexico or when more than 50% of the book value of such shares or securities derives directly or indirectly from real estate located in the country.

The tenth paragraph of article 161 of the LISR states that in the case of income from the sale of shares issued by Mexican companies through the stock exchange markets granted in concession or derivatives’ markets recognised in terms of the Securities Market Law, and provided that such shares are from the ones placed among the investing public pursuant to the said general rules, or shares issued by foreign companies listed on these stock exchange markets or derivatives’ markets, the income tax will be paid by means of a withholding made by the financial intermediary, applying the 10% rate on the earnings derived from the transfer of such shares.

Notwithstanding the above, the 10% rate on earnings will not be applicable and, consequently either a 25% tax rate over the gross income or a 35% rate over the earnings obtained will be applicable, when the transfer operation falls within any of the exceptions to the application of the particular regime of transfer of shares in the stock market mentioned in section 4.1.1 (Individuals residing in Mexico) above.

Payment of income tax will not be mandatory on the sale of shares through stock markets when the taxpayer is resident in a country which has a treaty to avoid double taxation with Mexico in force and a written statement under oath is delivered to a financial intermediary by means of which the person declares that he is a resident for treaty purposes and provides his registration number or tax identification number issued by the competent tax authority.

By means of regulation 3.2.21. of the Tax Miscellaneous Resolution (Resolución Miscelánea Fiscal) in force for 2016 it is expected that the intermediary will be relieved from its obligation to withhold the corresponding income tax when it gets a notification signed by the account holder, where there is a statement under oath that he is resident in a country with which Mexico has concluded a treaty to avoid double taxation.

4.1.3 Legal entities residing in Mexico

With regards to the transfer of New Ordinary Shares by legal entities residing in Mexico for tax purposes, the income derived from the transfer will be considered as ordinary taxable income, including for the purposes of its provisional payment.

4.2	Dividends

4.2.1 Individuals residing in Mexico

Individuals must accumulate dividends paid by foreign companies with their other income, and are able to credit the income tax which, if any, they had paid abroad, against their annual tax. It shall be verified with the tax advisors in Belgium if Newbelco would be obliged to make a withholding of income tax in Belgium for the dividends it may pay. Under the Tax Treaty executed between Belgium and Mexico for the avoidance of double taxation, income derived from dividends may be subject to a withholding rate of 15%, provided they meet the necessary requirements to apply the benefits of the Tax Treaty.

Through regulatory article 7 of the Regulations of the Income Tax Law it is indicated that in order for residents in Mexico receiving income from dividends of shares issued abroad listed on the BMV to prove the income tax withheld by the depositary of the shares, even if he resides abroad, it shall be deemed as sufficient if the latter issues an individualised record of such withholding, in which it will report to the Institute for the Deposit of Securities (Instituto para el Depósito de Valores) (“Indeval”) the data identifying the taxpayer, including the name and Federal Taxpayers Registry number, as they have been supplied to the tax authority of the foreign country through the depositary, the income earned and the effected withholdings, on the same terms indicated in the record of perceptions and withholdings. The certification issued by the depositary abroad does not require the signature of the legal representative of the payer of the dividend nor the name of the legal representative of the depositary.

The LISR in force in 2016 sets a 10% tax on shareholders who are individuals residing in Mexico receiving dividends paid by foreign companies, among others. The profits subject to this tax also include the distributed profits that, if any, result from a capital reduction. The payment of this tax is definitive and consequently is not subject to further credits; this tax should be declared no later than the 17th day of the month following that in which the dividend is received.

By means of regulations 3.1.7. and 3.11.9. of the Tax Miscellaneous Resolution (Resolución Miscelánea Fiscal) in force for 2016 it is indicated that for the cases of dividends or profits distributed by companies residing abroad with shares listed in the BMV, the financial intermediaries shall withhold and declare the corresponding tax on behalf of the taxpayer for the dividends received, for which they will have to issue a certification proving such withholding for the individual residing in Mexico.

Regulation 3.22.2. provides that the payment of the 10% tax on dividends will not be applicable in the case of dividend distributions made by foreign companies that do not reside in Mexico for tax purposes, if the dividend or profit effectively distributed corresponds to 2013 or prior years, to the extent the Mexican individual has and maintains documentary evidence that proves the year of origin of the distributed dividend or profit.

4.2.2 Legal entities residing in Mexico

Legal entities residing in Mexico for tax purposes shall accumulate the dividends paid by foreign companies and are able to credit the income tax which, if any, they had paid abroad (as a direct credit) against their annual tax.

Likewise, the LISR contemplates the possibility that, subject to certain specific requirements, the corporate income tax paid abroad by the company distributing the dividend and its direct subsidiaries (two corporate levels considering the issuer and its subsidiaries) may be credited (as an indirect credit). Newbelco estimates that these requirements would not be fulfilled and therefore said indirect accreditation would not be applicable.

Through regulatory article 7 of the Regulations of the Income Tax Law it is indicated that in order for residents in Mexico receiving incomes from dividends of shares issued abroad listed on the BMV to prove the income tax withheld by the depositary of the shares, even if it resides abroad, it shall be deemed as sufficient if the latter issues an individualised record of such withholding, in which it will report to the Indeval the data identifying the taxpayer, including the name and Federal Taxpayers Registry number, as they have been supplied to the tax authority of the foreign country through the depositary, the income earned and the effected withholdings, on the same terms indicated in the record of perceptions and withholdings. The certification issued by the depositary abroad does not require the signature of the legal representative of the payer of the dividend nor the name of the legal representative of the depositary.

It shall be verified with the tax advisors in Belgium if Newbelco would be obliged to make a withholding of income tax in Belgium for the dividends it may pay. Under the Tax Treaty executed between Belgium and Mexico for the avoidance of double taxation, income derived from dividends may be subject to a withholding rate which may be of 5% if the effective beneficiary is a company directly or indirectly holding at least 25% of the company’s capital, or 15% in all the other cases, provided they meet the necessary requirements to apply the benefits of the Tax Treaty.

Further details on Belgian dividend withholding tax relief are included in section 1.2.5 (Belgian non-resident individuals and companies) above, under the heading “Belgian dividend withholding tax relief for non-residents”.

4.2.3 Residents abroad

The first paragraph of article 164 of the LISR contained in Title V of the LISR, which applies to residents abroad with income from a source of wealth located in the national territory, indicates that, regarding income derived from dividends or profits, and in general for the profits distributed by legal entities, the source of wealth will be deemed as located in the national territory where the person distributing them resides in the country. For the particular case of Newbelco, it is a company residing in Belgium for tax purposes.

PART XI: INDEPENDENT AUDITORS

1.	AUDIT OF FINANCIAL INFORMATION

The financial information of the companies involved in the Transaction and included or incorporated by reference in this Prospectus has been audited or reported on as follows:

AB InBev

•	The historical financial information for the years ended 31 December 2013, 2014 and 2015 has been audited by PwC Bedrijfsrevisoren BCVBA (member of the Instituut van de Bedrijfsrevisoren/Institut des Réviseurs d’Entreprises), whose address is Woluwedal 18, 1932 Sint-Stevens-Woluwe (Belgium).

SABMiller

•	The historical financial information for the years ended 31 March 2014, 2015 and 2016 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors, whose address is 1 Embankment Place, London WC2N 6RH (United Kingdom).

Newbelco

•	the financial information as at 3 March 2016 has been audited by Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL (member of the Instituut van de Bedrijfsrevisoren/Institut des Réviseurs d’Entreprises), whose address is Berkenlaan 8b, B-1831 Diegem (Belgium).

•	the Pro Forma Financial Information has been reported on by Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL (member of the Instituut van de Bedrijfsrevisoren/Institut des Réviseurs d’Entreprises), whose address is Berkenlaan 8b, B-1831 Diegem (Belgium).

2.	STATUTORY AUDITORS OF NEWBELCO

The statutory auditor of Newbelco is Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL, with registered office at Berkenlaan 8B, 1831 Diegem, Belgium, represented by Mr Joël Brehmen, auditor. Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL was appointed on 3 March 2016 as Newbelco’s statutory auditor for a term of three years expiring after Newbelco’s ordinary shareholders’ meeting of 2019.

PART XII: LEGAL MATTERS

Certain legal matters in connection with the Transaction will be advised upon for Newbelco by Freshfields Bruckhaus Deringer LLP with respect to the laws of Belgium and the United Kingdom, by Sullivan & Cromwell LLP with respect to the laws of the United States, by Webber Wentzel with respect to the laws of South Africa and by Galicia Abogados S.C. with respect to the laws of Mexico.

PART XIII: GLOSSARY OF SELECTED TERMS

The following explanations are intended to assist the general reader to understand certain terms used in this Prospectus. The definitions set out below apply throughout this Prospectus, unless the context requires otherwise.

2010 Senior Facilities Agreement	the USD 17.2 billion of senior credit agreements, comprising a USD 13 billion senior facilities agreement and two term facilities totalling USD 4.2 billion, entered into by AB InBev on 26 February 2010

2014 Shareholders’ Agreement	the shareholders’ agreement between the AB InBev Reference Shareholder, EPS SA, EPS Participations, BRC and Rayvax dated 18 December 2014

2015 Senior Facilities Agreement	the USD 75.0 billion senior facilities agreement entered into by AB InBev on 28 October 2015

2015 Senior Facilities Syndicate	(i) Australia and New Zealand Banking Group Limited; (ii) Bank of America, N.A.; (iii) The Bank of New York Mellon; (iv) Barclays Bank PLC; (v) BNP Paribas Fortis SA/NV; (vi) BNP Paribas SA; (vii) The Bank of Tokyo-Mitsubishi UFJ, Ltd.; (viii) Citibank, N.A.; (ix) Commerzbank Aktiengesellschaft, Filiale Luxemburg; (x) Deutsche Bank AG Filiale Luxemburg; (xi) HSBC Bank USA, N.A.; (xi) HSBC Bank plc; (xii) ING Belgium SA/NV; (xiii) ING Bank NV; (xiv) Intesa Sanpaolo S.p.A; (xv) Mizuho Bank, Ltd.; (xvi) Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. “Rabobank Nederland”, New York Branch; (xvii) The Royal Bank of Scotland plc; (xviii) Banco Santander, S.A.; (xix) Santander Bank, N.A.; (xx) Société Générale, London Branch; (xxi) Sumitomo Mitsui Banking Corporation; (xxii) The Toronto-Dominion Bank; (xxiii) TD Bank, N.A.; (xxiv) UniCredit Bank AG; and (xxv) Wells Fargo Bank, N A.

2016 Shareholders’ Agreement	the Amended and Restated New Shareholders’ Agreement dated 11 April 2016 between the AB InBev Reference Shareholder, EPS SA, EPS Participations, BRC and Rayvax, amending the 2014 Shareholders’ Agreement

ABIFI	AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc.

AB InBev	Anheuser-Busch InBev SA/NV, a limited liability company (société anonyme / naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place/Grote Markt 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

AB InBev ADSs	American Depositary Shares of AB InBev

AB InBev Board	the board of directors of AB InBev

AB InBev General Meeting	the general meeting of AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Offer, the Belgian Merger and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions

AB InBev Group	AB InBev and the group of companies owned and/or controlled by AB InBev

AB InBev Listing Documents	such documentation as is required to be prepared by AB InBev and/or Newbelco in relation to (i) the listing of the New Ordinary Shares on Euronext Brussels (including this Prospectus), (ii) the secondary listing of ADSs (each representing one New Ordinary Share) on the NYSE, (iii) the JSE Secondary Listing, and (iv) the Mexican Secondary Listing

AB InBev Reference Shareholder	Stichting Anheuser-Busch InBev or any Successor thereof

AB InBev Resolutions	any resolutions to be taken by the AB InBev General Meeting as are necessary or useful to approve, implement and effect (i) the Belgian Offer, (ii) the Belgian Merger, and (iii) any other step of the Transaction

AB InBev Shareholders	holders of AB InBev Shares and/or AB InBev ADSs from time to time

AB InBev Shares	AB InBev ordinary shares

AB InBev Transaction Documents	the Belgian Offer Documents, the South African Offer Prospectus, the Belgian Merger Documents, the Belgian Merger US Documents (including the F-4 Registration Statement), the AB InBev Listing Documents, the Belgian Share Issue Documents, the notice of the AB InBev General Meeting, for each of which AB InBev and the AB InBev directors and/or Newbelco and the Newbelco directors (as applicable) are responsible and which are available on AB InBev’s website (www.ab-inbev.com) and at www.globalbrewer.com

Acceptance Form	the acceptance form to be attached to the Belgian Offer Prospectus

Acceptance Period	the acceptance period to be indicated in the Belgian Offer Prospectus

ADR	American Depositary Receipt

ADS	American Depositary Share

Affiliate	an affiliate within the meaning of Article 11 of the Belgian Companies Code

Altria	Altria Group, Inc.

Altria Irrevocable	the irrevocable undertaking entered into by AB InBev with Altria on 11 November 2015

Amendment No. 1	the amendment entered into on 25 March 2016 to the Molson Coors Purchase Agreement

Ambev	Ambev S.A.

Asahi	Asahi Group Holdings, Ltd.

Audit Committee	the audit committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

Belgian Companies Code	the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time

Belgian Corporate Governance Code	the Belgian Code on Corporate Governance of 12 March 2009

Belgian Merger	the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group

Belgian Merger Documents	the Belgian documentation to be drawn up and made available to AB InBev Shareholders and Newbelco Shareholders (i.e. the holders of the Incorporation Shares at the time of consideration of the Newbelco Resolutions) in relation to the Belgian Merger in accordance with the Belgian Companies Code

Belgian Merger US Documents	the U.S. legal documentation to be drawn up and made available to AB InBev Shareholders, including the F-4 Registration Statement

Belgian Offer	the voluntary cash takeover offer to be made by AB InBev for all of the Initial Newbelco Shares pursuant to the Takeover Law and the Takeover Royal Decree

Belgian Offer Documents	the Belgian documentation to be drawn up in connection with the Belgian Offer, including, without limitation, the Belgian Offer Prospectus and the Belgian Offer Response Memorandum

Belgian Offer Prospectus	the prospectus relating to the Belgian Offer and made available to Newbelco Shareholders, drawn up pursuant to the Takeover Law and the Takeover Royal Decree and to be approved by the FSMA

Belgian Offer Response Memorandum	the response memorandum to be adopted by Newbelco in the context of the Belgian Offer Prospectus

Belgian Share Issue Documents	the Belgian legal documentation to be drawn up in connection with the Capital Increase (including relevant board and auditor reports)

BEVCO	BEVCO Ltd.

BEVCO Irrevocable	the irrevocable undertaking entered into by AB InBev with BEVCO on 11 November 2015

BEVCO Supplemental Irrevocable	the supplemental irrevocable undertaking entered into by AB InBev with BEVCO on 5 August 2016

BITC	Belgian Income Tax Code

BRC	BRC S.à r.l.

Business Day or business day	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in each of London, Brussels, Johannesburg and New York

Capital Increase	the capital increase of Newbelco against the contribution in kind by the UK Scheme Shareholders of their UK Scheme Shares and the issue of Initial Newbelco Shares to such UK Scheme Shareholders in exchange for such contribution, to be approved by the Newbelco General Meeting in connection with the implementation of the UK Scheme

Cash Consideration	the cash proceeds to be received by the UK Scheme Shareholders who do not elect (and are not deemed to elect) for the Partial Share Alternative under and subject to the terms of the Transaction and as further described in section 2.1.1 (Summary description) of Part V of this Prospectus

CCBA	Coca-Cola Beverages Africa (Pty) Ltd

certificated or in certificated form	not in uncertificated form (that is, not in CREST or the STRATE System)

CEO	the Chief Executive Officer of Newbelco upon Completion

Chairman	the chairman of the Newbelco Board upon Completion

Combined Group	the enlarged group following the Transaction, comprising the AB InBev Group, the SABMiller Group and Newbelco

Completion	completion of the Belgian Merger (which will not occur until after (i) the UK Scheme has become Effective, and (ii) the subsequent closing of the Belgian Offer)

Consolidation Factor	185.233168056448

Co-operation Agreement	the agreement dated 11 November 2015 between AB InBev and SABMiller and relating, among other things, to the implementation of the Transaction, as amended from time to time

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the UK Uncertificated Securities Regulations 2001 (as amended)

CR Snow	China Resources Snow Breweries Ltd.

CR Snow Divestiture	the sale of SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow

CSDP	central securities depository participant, a participant as defined in the South African Financial Markets Act, 19 of 2012 (as amended)

CTB Election	the entity classification election filed by SABMiller to be disregarded as an entity separate from Newbelco for U.S. Federal income Tax purposes under Section 7701 of the Code and Treasury Regulation Sections 301.7701-1 through 301.7701-3

Deferred Shares	the 50,000 deferred shares of £1.00 each issued by SABMiller, which will be repurchased and held in treasury by SABMiller prior to the UK Scheme Record Time in consideration of the payment of £1 for all such shares

Deloitte	Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL (member of the Instituut van de Bedrijfsrevisoren/Institut des Réviseurs d’Entreprises), with registered office at Berkenlaan 8B, 1831 Diegem, Belgium

Distell Divestiture	the envisaged sale of SABMiller’s 26.5% shareholding in Distell Group

Limited by AB InBev in the context of the Transaction

EBITA, as defined (and as it relates to the SABMiller Group or any SABMiller sub-groups)	comprises operating profit before exceptional items and amortisation of intangible assets (excluding computer software) and includes the relevant group’s share of associates’ and joint ventures’ operating profit on a similar basis

EBITDA, as defined (and as it relates to AB InBev and/or the AB InBev Group)	has the meaning given in Annex 3, Part A (Operating and Financial Review of AB InBev—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—EBITDA, as defined) of this Prospectus

EDD Agreement	the agreement entered into between AB InBev and the South African Government in terms of which AB InBev made commitments to contribute to South Africa, announced on 14 April 2016

EEA	the European Economic Area

Effective

in the context of the Transaction:

(a) if the Transaction is implemented by way of the UK Scheme, the UK Scheme having become effective pursuant to its terms; or

(b) if the Transaction is implemented by way of a UK Offer, such UK Offer having been declared and become unconditional in all respects in accordance with the requirements of the UK City Code

Election	an election made for the Cash Consideration or the Partial Share Alternative, including both an Electronic Election and an election made by the Form of Election, and (where the context so requires) an election deemed to have been made pursuant to the terms of the UK Scheme

Electronic Election	an election made via CREST or the STRATE System for the Cash Consideration or the Partial Share Alternative by a UK Scheme Shareholder who holds UK Scheme Shares in uncertificated form

EPS Participations	EPS Participations S.à r.l.

EPS SA	Eugénie Patri Sébastien SA

Equity Interests	shares, convertible bonds, bonds repayable in shares, subscription rights or other financial instruments giving right to shares

EU or European Union	an economic and political union of 28 member states which are located primarily in Europe

EU Parent-Subsidiary Directive	Council Directive (2011/96/EU) of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by Directive 2014/86/EU of 8 July 2014 and Directive 2015/121/EU of 27 January 2015

EURIBOR	Euro Interbank Offered Rate

Euroclear	CIK SA/NV (Euroclear Belgium)

Euronext Brussels	the regulated market operated by Euronext Brussels NV/SA, a regulated market within the meaning of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC (MiFID)

European Divestitures

the following divestitures:

•       the sale of SABMiller’s Peroni, Grolsch and Meantime brand families and their associated businesses in Italy, the Netherlands, the UK and internationally (excluding certain rights in the U.S.), to Asahi; and

•       the sale of the entirety of assets of SABMiller in Central and Eastern Europe (Hungary, Romania, Czech Republic, Slovakia and Poland), subject to certain third party rights, to one or several purchasers

Exchange Act	the U.S. Securities Exchange Act of 1934, as amended

F-4 Registration Statement	Newbelco’s SEC Registration Statement on Form F-4 dated on or around the date of this Prospectus

Final Dividend	the final dividend for the year ended 31 March 2016 of USD 0.9375 proposed by the SABMiller Board

Final Notarial Deed	the notarial deed acknowledging completion of the Belgian Merger

Finance Committee	the finance committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

FSMA	the Belgian Financial Services and Market Authority (Autorité des Services et Marchés Financiers / Autoriteit voor Financiële Diensten en Markten), which succeeded the Belgian Banking, Finance and Insurance Commission as the financial regulatory agency for Belgium on 1 April 2011

Form of Election	the form of election relating to the Cash Consideration and the Partial Share Alternative to be sent to SABMiller Shareholders who hold their SABMiller Shares in certificated form

FTT	The EU financial transaction tax

FTT Draft Directive	the proposal adopted by the European Commission for a Council Directive on a common financial transaction tax of 14 February 2013

Grupo Modelo	Grupo Modelo, S. de R.L. de C.V.

IFRS	International Financing Reporting Standards, as adopted by the EU

Incorporation Shares	the 6,150,000 registered shares without nominal value issued by Newbelco on 3 March 2016 and outstanding as at the date of this Prospectus, which will be cancelled with effect simultaneously with the completion of the Capital Increase

Initial Newbelco Directors	the members of the Newbelco Board at the date of this Prospectus, comprised of three directors associated with Intertrust (Christophe Tans, Irène Florescu and Wouter Vanmechelen), who are expected to resign upon closing of the Belgian Offer

Initial Newbelco Shares	the ordinary shares in the capital of Newbelco to be issued to UK Scheme Shareholders pursuant to the terms of the UK Scheme

Intertrust	Intertrust (Belgium) NV/SA

Intertrust Engagement Letter	the engagement letter referred to in section 11.1.1.11(c) (Intertrust engagement letter) of Part VI of this Prospectus

January 2016 Notes	the January 2016 U.S. Notes and the January 2016 Taiwan Notes, collectively

January 2016 Taiwan Notes	the USD 1.47 billion aggregate principal amount of notes issued by AB InBev’s subsidiary ABIFI on 29 January 2016, as further detailed in section 11.1.1.1(b) (Replacement bond financing) of Part VI of this Prospectus

January 2016 U.S. Notes	the USD 46 billion aggregate principal amount of bonds issued by AB InBev’s subsidiary ABIFI on 25 January 2016, as further detailed in section 11.1.1.1(b) (Replacement bond financing) of Part VI of this Prospectus

Johannesburg Stock Exchange	the securities exchange operated by the JSE under the South African Financial Markets Act, 19 of 2012 (as amended)

JSE	JSE Limited, a public company incorporated in accordance with the laws of South Africa under registration number 2005/022939/06, and licensed to operate an exchange under the South African Financial Markets Act, 19 of 2012 (as amended)

JSE Listings Requirements	the listings requirements issued by the JSE under the South African Financial Markets Act, 19 of 2012 (as amended), to be observed by issuers of equity securities listed on the Johannesburg Stock Exchange, as amended

JSE Secondary Listing	the secondary listing and admission to trading of the New Ordinary Shares issued pursuant to the Belgian Merger upon Completion on the main board of the Johannesburg Stock Exchange

JSE Secondary Listing Document	means the announcement to be issued by Newbelco in connection with the JSE Secondary Listing

LIBOR	London Interbank Offered Rate

Listing	the admission to listing and trading of the New Ordinary Shares on Euronext Brussels

Listing Agent	BNP Paribas Fortis SA/NV

Long Stop Date	the date falling 18 months after the date of the Rule 2.7 Announcement or such later date as may be agreed in writing by SABMiller and AB InBev (with the UK Panel’s consent and as the UK Court may approve (if such approval(s) is or are required))

LTI stock option(s)	long-term incentive stock option(s)

LTI Stock Option Plan Directors	the AB InBev long-term incentive stock option plan for directors, as further described in section 3.5.1.1 (Overview of AB InBev existing plans) of Part VII of this Prospectus

LTI Stock Option Plan Executives	the AB InBev long-term incentive stock option plan for executives, as further described in section 3.5.1.1 (Overview of AB InBev existing plans) of Part VII of this Prospectus

LTI Warrant Plan	the AB InBev long-term incentive warrant plan, as further described in section 3.5.1.1 (Overview of AB InBev existing plans) of Part VII of this Prospectus

March 2016 Notes	the notes issued by AB InBev on 29 March 2016 under its Euro Medium-Term Note Programme of EUR 13.25 billion aggregate principal amount

Member State	a member state of the European Union

Mexican Secondary Listing	the secondary listing and admission to trading of the New Ordinary Shares on the Mexico Stock Exchange

Mexican Secondary Listing Documents	the listing prospectus (folleto informativo) issued by Newbelco in accordance with the Mexican Securities Exchange Act (Ley del Mercado de Valores) relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores) for the purpose of the Mexican Secondary Listing

Mexico Stock Exchange	the Bolsa Mexicana de Valores, S.A.B de C.V.

MillerCoors	MillerCoors LLC, a joint venture in the U.S. and Puerto Rico between SABMiller and Molson Coors

MillerCoors Divestiture	the divestiture pursuant to the Molson Coors Purchase Agreement

Molson Coors	Molson Coors Brewing Company

Molson Coors Purchase Agreement	the purchase agreement entered into between Molson Coors and AB InBev on 11 November 2015 pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12 billion in cash, subject to certain adjustments described in the Molson Coors Purchase Agreement, as amended by Amendment No. 1

Newbelco	Newbelco SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels)

Newbelco ADS	an ADS of Newbelco, represented by an ADR

Newbelco Articles	the articles of association of Newbelco, to be adopted by the Newbelco General Meeting expected to be held on or around 28 September 2016 and which will be effective upon closing of the Belgian Offer, save for certain specific provisions that will only become effective upon the Listing becoming effective

Newbelco Board	the board of directors of Newbelco

Newbelco Board Committees	the four committees assisting the Newbelco Board, being the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

Newbelco EBM	the executive board of management of Newbelco upon Completion

Newbelco General Meeting	the general meeting of the Newbelco Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newbelco Resolutions

Newbelco Governance Charter	the corporate governance charter of Newbelco, as it will be adopted by the Newbelco Board after Completion

Newbelco Resolutions	any resolutions to be taken by the Newbelco General Meeting (composed, at the moment such resolutions are adopted, of the holders of the Incorporation Shares) as are necessary or useful to approve, implement and effect (i) the Capital Increase; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco with effect from closing of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from closing of the Belgian Offer; (v) the cancellation of the Newbelco Shares held by the incorporators of Newbelco; and (vi) any other step of the Transaction

Newbelco Shareholders	holders of Newbelco Shares and/or Newbelco ADSs from time to time

Newbelco Shares	the Incorporation Shares, the Initial Newbelco Shares, the Restricted Newbelco Shares or the New Ordinary Shares, as applicable

New Ordinary Shares	the ordinary shares in Newbelco (i) resulting from the consolidation of the Initial Newbelco Shares acquired by AB InBev in the context of the Belgian Offer, (ii) to be issued to AB InBev Shareholders pursuant to the Belgian Merger upon Completion, and (iii) to be issued from time to time following Completion and into which the Restricted Newbelco Shares can be converted in accordance with their terms

Nomination Committee	the nomination committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

Nominee Shareholder	a UK Scheme Shareholder that holds UK Scheme Shares in a business or professional capacity for and on behalf of one or more persons

NYSE	the New York Stock Exchange

Offer Agent	BNP Paribas Fortis SA/NV

Partial Share Alternative	the alternative whereby UK Scheme Shareholders (other than Restricted Overseas Shareholders) may elect (or are deemed to elect) to receive Restricted Newbelco Shares and cash instead of the Cash Consideration under and subject to the terms of the Transaction, as further described in section 2.1.1 (Summary description) of Part V of this Prospectus

Permitted Dividend

any dividend announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six month period ending 30 September or 31 March prior to Completion, provided that:

(a) any such dividend shall not exceed:

(i) USD 0.2825 per SABMiller Share for the six month period ended 30 September 2015;

(ii) USD 0.9375 per SABMiller Share for the six month period ended 31 March 2016 (with the sum of (i) and (ii) not to exceed USD 1.22 per SABMiller Share);

(iii) in respect of any subsequent six month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six month period) as compared to the ratio for the six month period ended 30 September 2015; and

(iv) in respect of any subsequent six month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six month period) as compared to the ratio for the six month period ended 31 March 2016

(b) any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in that year;

(c) the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d) the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e) the resolution at the relevant general meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the UK Scheme Effective Time has not occurred prior to that date

Phidias Management SA	Phidias Management SA, a limited liability company (société anonyme / naamloze vennootschap) incorporated under Belgian law with registered office at 97 rue Royale, 1000 Brussels and registered in the Crossroads Bank for Enterprises under number 0447.279.272 RPM/RPR (Brussels) and a subsidiary of Intertrust (Belgium) NV

Pledge	has the meaning given in section 3.1.2.5 (Restricted Newbelco Shares - Pledge) of Part VII of this Prospectus

Pledge Consent	has the meaning given in section 3.1.2.5 (Restricted Newbelco Shares - Pledge) of Part VII of this Prospectus

Pledgee	has the meaning given in section 3.1.2.5 (Restricted Newbelco Shares - Pledge) of Part VII of this Prospectus

Preference Right	a preferential right to subscribe for any Equity Interests, in accordance with Article 592 of the Belgian Companies Code

Price of the Belgian Offer	the cash consideration given by AB InBev for each Initial Newbelco Share tendered into the Belgian Offer, as described in section 3.2 (Cash Consideration) of Part VII of the Belgian Offer Prospectus

Pro Forma Financial Information	the unaudited pro forma financial information set out in Annex 2 to this Prospectus which has been prepared on the basis described in Annex 2 to this Prospectus

Proposed Structure	the proposed structure of the Transaction, as set out in Part V (Overview of the Transaction) of this Prospectus

Prospectus	this document relating to the admission to trading and listing of all New Ordinary Shares on Euronext Brussels

Prospectus Directive	Directive 2003/71/EC of the European Parliament and of the Council of the European Union (as amended, including by Directive 2010/73/EU)

Prospectus Law	the Belgian Law of 16 June 2006 on the public offering of securities and the admission of securities to trading on a regulated market, as amended

Rayvax	Rayvax, Société d’Investissements S.A.

Receiver	has the meaning given in section 3.1.2.5 (Restricted Newbelco Shares—Pledge) of Part VII of this Prospectus

Reclassification and	(a) the automatic reclassification and consolidation of any Initial Newbelco Shares which are retained after closing of the Belgian Offer by UK

Consolidation

Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative on the basis of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of Restricted Newbelco Shares); and

(b)    the automatic consolidation of any Initial Newbelco Shares which are acquired by AB InBev in the context of the Belgian Offer on the basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of New Ordinary Shares);

in each case, upon the passing of the notarial deed acknowledging the closing of the Belgian Offer

Remuneration Committee	the remuneration committee of Newbelco from time to time appointed by the Newbelco Board in accordance with the Newbelco Articles

Restricted Newbelco Shares	restricted shares in the capital of Newbelco, which will come into existence as a result of the Reclassification and Consolidation

Restricted Newbelco Share Directors	the Newbelco directors appointed by the shareholders’ meeting of Newbelco upon proposal by the Restricted Newbelco Shareholders

Restricted Newbelco Shareholders	the holders of Restricted Newbelco Shares

Restricted Overseas Shareholders	a UK Scheme Shareholder whom AB InBev requires SABMiller to treat as a Restricted Overseas Shareholder pursuant to the terms of the UK Scheme

Restricted Transferee	each of any Pledgee, Receiver, anyone to whom any Restricted Newbelco Shares (or any interest in those Restricted Newbelco Shares) are (or are agreed to be) transferred, sold, contributed, offered, granted any option on, or otherwise disposed of in accordance with article 7.3(b)(ii)(aa) or 7.3(b)(ii)(bb) of the Newbelco Articles, and any person referred to in Article 7.5(c) of the Newbelco Articles

Revised Announcement	the announcement made by AB InBev dated 26 July 2016 in relation to the Transaction made pursuant to Rule 2.7 of the UK City Code

Revised Restricted Newbelco Shares	has the meaning given in section 3.1.2.3 (Restricted Newbelco Shares – Conversion) of Part VII of this Prospectus

Rule 2.7 Announcement	the joint announcement made by SABMiller and AB InBev dated 11 November 2015 in relation to the Transaction made pursuant to Rule 2.7 of the UK City Code

SABMiller	SABMiller plc, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416

SABMiller ADS Depositary	the depositary from time to time for the SABMiller ADSs pursuant to a deposit agreement between it, SABMiller and the holders and beneficial owners of SABMiller ADSs

SABMiller ADSs	American Depositary Shares of SABMiller

SABMiller Board	the board of directors of SABMiller

SABMiller Directors	the directors of SABMiller as at the date of this Prospectus or, where the context so requires, the directors of SABMiller from time to time

SABMiller General Meeting	the general meeting of SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the SABMiller Resolution

SABMiller Group	SABMiller and the group of companies owned and/or controlled by SABMiller

SABMiller Group NPR	SABMiller Group Net Producer Revenue

SABMiller International BV	SABMiller International BV, a company incorporated under Dutch law, with registered office at 7548XA Enschede, Brouwerslaan 1, The Netherlands, registered with the companies’ registry under number 24379935, and being a wholly-owned indirectly subsidiary of SABMiller

SABMiller Meetings	the UK Scheme Court Meeting and the SABMiller General Meeting

SABMiller Registrar	the SABMiller UK Registrar and/or the SABMiller South African Registrar

SABMiller Resolution	such shareholder resolution of SABMiller as is necessary to approve, implement and effect the UK Scheme, the Belgian Merger, changes to SABMiller’s articles of association, and the buy-back of the Deferred Shares

SABMiller Shareholders	the holders of SABMiller Shares from time to time

SABMiller Share Award Plan	the SABMiller plc Executive Share Award Plan 2008 (including the China sub-plan)

SABMiller Share Option Plans	the SABMiller plc Executive Share Option Plan 2008; the SABMiller plc Approved Executive Share Option Plan 2008; the SABMiller plc South African Executive Share Option Plan 2008; the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan); the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008; the SABMiller plc Approved Share Option Scheme 1999; the SABMiller plc Executive Share Option (No. 2) Scheme 1999; the SABMiller plc International Employee Stock Appreciation Rights Scheme; the SABMiller plc International Employee Share Scheme; and the SABMiller plc Mirror Executive Share Purchase Scheme

SABMiller Share Plans	the SABMiller Share Award Plan; the SABMiller Share Option Plans; and the SABMiller plc Employee Share Purchase Plan

SABMiller Shares	the ordinary shares of USD 0.10 each in the capital of SABMiller

SABMiller South African Registrar	Computershare Investor Services Proprietary Limited, the registrars of SABMiller in South Africa

SABMiller UK Registrar	Equiniti Limited, the registrars of SABMiller in the United Kingdom

SEC	the United States Securities and Exchange Commission

SEC Registration Statements	any registration statement on Form F-4 (or, if applicable, on another appropriate form) required to be filed with and declared effective by the SEC in respect of (i) New Ordinary Shares to be issued pursuant to the terms of the Belgian Merger, or (ii) Restricted Newbelco Shares that are converted from Initial Newbelco Shares, together with any amendments and supplements thereto, all exhibits thereto and all documents incorporated by reference therein

Securities Act	the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder

SENS	the stock exchange news service of the Johannesburg Stock Exchange

Share-Based Compensation Plan	the AB InBev share-based compensation plan, as further described in section 3.5.1.1 (Overview of AB InBev existing plans) of Part VII of this Prospectus

South Africa	the Republic of South Africa

South African Offer Prospectus	the prospectus to be published by Newbelco on or around the date of this Prospectus pursuant to section 99(2) of the South African Companies Act, 71 of 2008, as amended

South African Register	the branch register of members of SABMiller within the meaning of section 129 of the UK Companies Act 2006 and article 116 of SABMiller’s Articles of Association kept and maintained on behalf of SABMiller by the SABMiller South African Registrar, in South Africa

STRATE	Strate Proprietary Limited, a private company incorporated in accordance with the laws of South Africa under registration number 1998/022242/07, being a registered central security depositary in terms of the South African Financial Markets Act, 19 of 2012 (as amended), and which manages the electronic clearing and settlement system for transactions that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

STRATE System	the system for electronic clearing and settlement and holding of uncertificated securities operated by STRATE for dealings that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

Successor	(i) in respect of any legal entity, any entity (x) to which such person transfers all of its assets and (y) which is (and continues to be) directly or indirectly controlled solely or jointly (within the meaning of articles 5, 8 and 9 of the Belgian Companies Code) by the same entities (or their Successors) or individuals (or any heirs of such individuals) that exercised directly or indirectly sole or joint control over, such shareholder immediately prior to such transfer; or (ii) in respect of any individual, any heir of that individual following his or her death or any individual to whom the assets of such individual are required to be transferred by virtue of applicable law

Summary	the summary of this Prospectus, set out in Part I hereof

Takeover Law	the Belgian law of 1 April 2007 on public takeover bids

Takeover Royal Decree	the Belgian Royal Decree of 27 April 2007 on public takeover bids

Tax Matters Agreement	the tax matters agreement entered into between Altria and AB InBev, dated 11 November 2015, as amended from time to time

Transaction	the proposed business combination between SABMiller and AB InBev, to be effected by the Proposed Structure.

Transaction-related Divestitures	the MillerCoors Divestiture, the CR Snow Divestiture, the European Divestitures and the Distell Divestiture

Transparency Law	the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Agent	a third party agreed by SABMiller and AB InBev, being the agent irrevocably appointed by the UK Scheme Shareholders pursuant to the UK Scheme

UK City Code	the UK City Code on Takeovers and Mergers

UK Court	the High Court of Justice in England and Wales

UK Offer	should the Transaction or a step thereof be implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the UK Companies Act 2006 in the circumstances described in the Rule 2.7 Announcement, the offer to be made by or on behalf of AB InBev to acquire the entire issued and to be issued share capital of SABMiller and, where the context admits, any subsequent revision, variation, extension or renewal of such offer

UK Panel	UK Panel on Takeovers and Mergers

UK Registrar of Companies	the Registrar of Companies in England and Wales

UK Scheme	the proposed scheme of arrangement under Part 26 of the UK Companies Act 2006 between SABMiller and UK Scheme Shareholders to implement the acquisition of SABMiller by Newbelco with or subject to any modification, addition or condition approved or imposed by the UK Court (and agreed to by AB InBev and SABMiller)

UK Scheme Court Meeting	the meeting (or meetings) of holders of UK Scheme Shares (or any class or classes thereof) convened pursuant to section 896 of the UK Companies Act 2006 to consider and, if thought fit, approve the UK Scheme, including any adjournment thereof

UK Scheme Court Order	the order of the UK Court sanctioning the UK Scheme pursuant to section 899 of the UK Companies Act 2006

UK Scheme Court Sanction Hearing	the hearing of the UK Court to sanction the UK Scheme pursuant to section 899 of the UK Companies Act 2006 including any adjournment thereof

UK Scheme Document	the document to be dispatched to SABMiller Shareholders, including the particulars required by section 897 of the UK Companies Act 2006 and incorporating the notice of the SABMiller General Meeting

UK Scheme Effective Time	the time and date at which the UK Scheme becomes Effective in accordance with its terms

UK Scheme Record Time	the time and date specified as such in the UK Scheme

UK Scheme Shareholders	holders of UK Scheme Shares as at the UK Scheme Record Time

UK Scheme Shares

(a) the SABMiller Shares in issue at the date of the UK Scheme Document;

(b) any SABMiller Shares issued after the date of the UK Scheme Document and prior to the Voting Record Time; and

(c) any SABMiller Shares issued at or after the Voting Record Time and at or prior to the UK Scheme Record Time on terms that the holder thereof shall be bound by the UK Scheme, or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by the UK Scheme, in each case remaining in issue at the UK Scheme Record Time, but excluding any SABMiller Shares held by SABMiller in treasury

uncertificated or in uncertificated form	recorded on the relevant register as being held in uncertificated form in CREST or the STRATE System and title to or interests in which may be transferred by means of CREST or the STRATE System, respectively; all references herein to the holding of SABMiller Shares or UK Scheme Shares (in uncertificated form) in the STRATE System must be read to mean the holding of interests in SABMiller Shares or UK Scheme Shares, as relevant, as reflected in the STRATE System

Underlying Shareholder

(a)    in respect of UK Scheme Shares held outside of the STRATE System by a Nominee Shareholder, the person on whose behalf the Nominee Shareholder is holding such UK Scheme Shares; and

(b)    in respect of UK Scheme Shares held in the STRATE System, the person on whose behalf the relevant CSDP is holding such UK Scheme Shares,

in each case irrespective of whether or not such person holds or may hold the beneficial interest in the relevant UK Scheme Shares

U.S., USA or United States	the United States of America

U.S. GAAP	the generally accepted accounting principles adopted by the SEC

U.S. Internal Revenue Code	the United States Internal Revenue Code of 1986, as amended

Value Reduction	the reduction of the value of the Cash Consideration and the Partial Share Alternative in case of any dividend or other distribution announced, declared, made or paid in respect of the SABMiller Shares on or after the date of the Rule 2.7 Announcement and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend

Voting Record Time	6.30 p.m. London time on the day which is two days prior to the date of the UK Scheme Court Meeting or, if the UK Scheme Court Meeting is adjourned, 6.30 p.m. on the day which is two days before the date of such adjourned meeting

Zenzele Scheme	SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme

PART XIV: DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have previously been published or are published simultaneously with this Prospectus, shall be deemed to be incorporated in, and form part of, this Prospectus:

AB InBev documents:

•	the audited consolidated financial statements of AB InBev for the financial years ended 31 December 2013, 2014 and 2015, together, in each case, with the notes thereto and the audit reports thereon, as contained on pages 71 to 148 of AB InBev’s 2013 annual report, on pages 67 to 146 of AB InBev’s 2014 annual report and on pages 67 to 142 of AB InBev’s 2015 annual report, respectively, available on AB InBev’s website (www.ab-inbev.com);

•	the audited statutory financial statements of AB InBev for the financial years ended 31 December 2013, 2014 and 2015, together, in each case, with the notes thereto and the audit reports thereon, available on AB InBev’s website (www.ab-inbev.com);

•	the press release dated 4 May 2016 containing AB InBev’s first quarter 2016 trading update, available on AB InBev’s website (www.ab-inbev.com);

•	the press release dated 29 July 2016 containing AB InBev’s second quarter 2016 and half-year 2016 results, available on AB InBev’s website (www.ab-inbev.com);

•	the unaudited condensed consolidated interim financial statements of AB InBev for the six-month period ended 30 June 2016, together with the notes thereto and the auditor’s report thereon, as contained on pages 20 to 50 of AB InBev’s 2016 Half-Year Financial Report available on AB InBev’s website (www.ab-inbev.com).

SABMiller documents:

•	the audited consolidated financial statements of SABMiller for the financial years ended 31 March 2014, 2015 and 2016, together, in each case, with the notes thereto and the audit reports thereon, as contained on pages 91 to 161 of SABMiller’s 2014 annual report, on pages 102 to 175 of SABMiller’s 2015 annual report and on pages 98 to 170 of SABMiller’s 2016 annual report, respectively, available on SABMiller’s website (www.sabmiller.com);

•	the press release dated 21 July 2016 containing SABMiller’s first quarter 2016 trading update, available on SABMiller’s website (www.sabmiller.com).

save that any statement contained in a document which is incorporated by reference herein shall be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not, except as so modified or superseded, constitute part of this Prospectus.

Where parts of documents are incorporated by reference into this Prospectus, the non-incorporated parts are either not relevant for the investor or are covered elsewhere in the Prospectus. No other documents or information, including the content of AB InBev’s website (www.ab-inbev.com), the content of SABMiller website (www.sabmiller.com), or the websites accessible from hyperlinks on those websites, form part of, or are incorporated by reference into, this Prospectus.

Copies of documents incorporated by reference in this Prospectus may be obtained (without charge) from the websites of AB InBev (www.ab-inbev.com) and/or SABMiller (www.sabmiller.com).

Any documents themselves incorporated by reference in the documents incorporated by reference in this Prospectus shall not form part of this Prospectus.

THE COMPANY

Newbelco SA/NV

Rue Royale 97, 4th Floor

1000 Brussels

Belgium

LEGAL ADVISERS

as to Belgian law Freshfields Bruckhaus Deringer LLP Place du Champ de Mars 5 1050 Brussels Belgium	as to UK law Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS United Kingdom

AUDITORS OF NEWBELCO

Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL

Berkenlaan 8B, 1831 Diegem

Belgium

LISTING AGENT

BNP Paribas Fortis SA/NV

Montagne du Parc/Warandeberg 8

1000 Brussels

Belgium

ANNEX 1: STAND-ALONE FINANCIAL INFORMATION IN RESPECT OF NEWBELCO

PART A: BALANCE SHEET AS OF 3 MARCH 2016 AND EXPLANATORY NOTES

In thousand euros
ASSETS
Cash	61.5

Total assets	61.5

EQUITY AND LIABILITIES
Common equity	61.5

Total equity and liabilities	61.5

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Basis of preparation and measurement

Newbelco’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“IFRS”).

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B) Functional and presentation currency

Unless otherwise specified, all financial information included in these financial statements have been stated in euro. The functional currency of the company is the euro.

(C) Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

No judgments, estimates and assumptions were required to prepare this opening balance sheet.

(D) Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(E) Share capital

Dividends are recognized in the financial statements on the date that the dividends are declared.

F-Pages 1 | 110

PART B: AUDITOR’S REPORT

The auditor’s report on Newbelco’s opening balance sheet as of 3 March 2016, contained in Part A of this Annex 1, follows on the next page.

F-Pages 2 | 110

ANNEX 2: PRO FORMA FINANCIAL INFORMATION AND ASSURANCE REPORT

PART A: PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “unaudited pro forma financial information”) is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction, including the financing structure established to fund the Transaction, as well as the Transaction-related Divestitures described herein. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the Combined Group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the Combined Group for any future date or period.

The unaudited pro forma financial information should be read in conjunction with:

•	AB InBev’s audited consolidated financial statements and related notes contained in AB InBev’s Annual Report on Form 20-F as of and for the fiscal year ended 31 December 2015 filed with the SEC on 14 March 2016 and available on AB InBev’s website; and AB InBev’s unaudited condensed consolidated financial statements and related notes contained in AB InBev’s unaudited report on form 6-K as of and for the six months ended 30 June 2016 filed with the SEC on 29 July 2016 and available via AB InBev’s website; and

•	SABMiller’s audited consolidated financial statements and related notes as of and for the fiscal year ended 31 March 2016 contained in the F-4 Registration Statement, which is available on AB InBev’s website; and SABMiller’s unaudited condensed consolidated financial statements and related notes as of and for the six months ended 30 September 2015, attached as Exhibit 99.2 to AB InBev’s report on Form 6-K filed with the SEC on 21 December 2015 and available via AB InBev’s website.

AB InBev’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union. SABMiller’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev, and are based on limited information available. The unaudited pro forma financial information also includes adjustments to reflect the Transaction-related Divestitures and the financing structure to fund the Transaction. These adjustments reflect AB InBev’s best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the completion of the Transaction and may vary from these preliminary estimates.

The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of this prospectus. Further, these adjustments could materially change as both the determination of the purchase price and the allocation of the purchase price for SABMiller have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the unaudited pro forma financial information.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in certain jurisdictions and the necessary shareholder approvals. AB InBev has announced: its agreement with Molson Coors for the sale of SABMiller’s interests in the MillerCoors joint venture and the Miller brand portfolio outside of the U.S.; its acceptance of the offer from Asahi to acquire certain of the SABMiller Group’s European premium brands; its agreement with China Resources Beer (Holdings) Co. Ltd for the sale of SABMiller’s interest in CR Snow; its commitment to sell SABMiller’s assets in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland); its commitment to sell SABMiller’s share of Distell Group Limited in South Africa; and it may consider other potential asset or business divestitures in connection with the Transaction which may be material to the Combined Group.

AB InBev has also announced its agreement to transfer SABMiller’s Panamanian business to Ambev in exchange for Ambev’s businesses in Colombia, Peru and Ecuador, to allow Ambev to initiate operations in Panama through

F-Pages 3 | 110

the established SABMiller business and further expand its businesses in Central America; however, no effect has been given to such asset exchange within the unaudited pro forma financial information as all businesses will remain within the Combined Group. Any other potential divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the Transaction-related Divestitures described herein) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals AB InBev may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on the Combined Group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

F-Pages 4 | 110

AB InBev

Unaudited Pro Forma Condensed Combined Income Statement for the year ended 31 December 2015

			Pro forma adjustments (US$m)
	Historical AB InBev for the fiscal year ended 31 December 2015	Adjusted SABMiller for the fiscal year ended 31 March 2016 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	43,604	14,895	—	—	(3,043)	55,456
Cost of sales	(17,137)	(5,588)	(106)	—	1,306	(21,525)

Gross profit	26,467	9,307	(106)	—	(1,737)	33,931
Distribution expenses	(4,259)	(1,421)	(6)	—	236	(5,450)
Sales and marketing expenses	(6,913)	(2,211)	265	—	659	(8,200)
Administrative expenses	(2,560)	(1,798)	(8)	—	240	(4,126)
Other operating income/(expenses)	1,032	133	—	—	(68)	1,097

Restructuring	(171)	(17)	—	—	7	(181)
Business and asset disposal	524	—	—	—	—	524
Acquisition costs business combinations	(55)	(160)	194	—	—	(21)
Impairment of assets	(82)	(379)	—	—	—	(461)
Judicial settlement	(80)	—	—	—	—	(80)

Profit from operations	13,904	3,454	339	—	(663)	17,033
Finance cost	(3,142)	(763)	725	(2,083)	—	(5,263)
Finance income	1,689	257	—	—	—	1,946

Net finance cost	(1,453)	(506)	725	(2,083)	—	(3,317)
Share of result of associates and joint ventures	10	1,126	66	—	(952)	250

Profit before tax	12,461	4,074	1,130	(2,083)	(1,615)	13,966
Income tax expense	(2,594)	(1,152)	(51)	—	304	(3,493)

Profit	9,867	2,922	1,079	(2,083)	(1,311)	10,473

Attributable to:
Equity holders of AB InBev (“parent”)	8,273	2,699	1,072	(2,083)	(1,311)	8,649
Non-controlling interest	1,594	223	7	—	—	1,824
Earnings per share
Basic	5.05					4.42 (5)
Diluted	4.96					4.36 (5)
Basic weighted average number of ordinary shares	1,638		317			1,955 (5)
Diluted weighted average number of ordinary shares	1,668		317			1,985 (5)

F-Pages 5 | 110

AB InBev

Unaudited Pro Forma Condensed Combined Income Statement for the six months ended 30 June 2016

			Pro forma adjustments (US$m)
	Historical AB InBev for the six months ended 30 June 2016	Adjusted SABMiller for the six months ended 31 March 2016 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	20,206	7,410	—	—	(1,332)	26,284
Cost of sales	(8,002)	(2,760)	(60)	—	591	(10,231)

Gross profit	12,204	4,650	(60)	—	(741)	16,053
Distribution expenses	(1,964)	(718)	(4)	—	106	(2,580)
Sales and marketing expenses	(3,568)	(1,013)	127	—	288	(4,166)
Administrative expenses	(1,179)	(830)	(5)	—	116	(1,898)
Other operating income/(expenses)	422	108	(1)	—	(55)	474

Restructuring (including impairment losses)	(62)	(32)	—	—	6	(88)
Business and asset disposal (including impairment losses)	2	—	—	—	—	2
Acquisition costs business combinations	(79)	(160)	239	—	—	—
Impairment of assets	—	(379)	—	—	—	(379)

Profit from operations	5,775	1,626	296	—	(280)	7,418
Finance cost	(4,918)	(392)	2,607	(199)	—	(2,902)
Finance income	805	124	(268)	—	—	661

Net finance cost	(4,113)	(268)	2,339	(199)	—	(2,241)
Share of result of associates and joint ventures	3	389	34	—	(325)	101

Profit before tax	1,664	1,747	2,669	(199)	(605)	5,278
Income tax expense	(835)	(582)	(20)	—	125	(1,312)

Profit	829	1,165	2,649	(199)	(480)	3,966

Attributable to:
Equity holders of AB InBev (“parent”)	285	1,059	2,646	(199)	(480)	3,313
Non-controlling interest	544	106	3	—	—	653
Earnings per share
Basic	0.17					1.69 (5)
Diluted	0.17					1.67 (5)
Basic weighted average number of ordinary shares	1,641		317			1,958 (5)
Diluted weighted average number of ordinary shares	1,673		317			1,990 (5)

F-Pages 6 | 110

AB InBev

Unaudited Pro Forma Condensed Combined Balance Sheet as of 30 June 2016

			Pro forma adjustments (US$m)
	Historical AB InBev as of 30 June 2016	Adjusted SABMiller as of 31 March 2016 (2)	Reclassifications to assets held for sale (4)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)	Total pro forma combined
	US$m	US$m					US$m
Assets
Non-current assets
Property, plant and equipment	19,309	7,750	(1,777)	907	—	—	26,189
Goodwill	65,210	14,268	—	75,218	—	—	154,696
Intangible assets	29,634	6,526	(634)	11,424	—	—	46,950
Investments in associates	286	4,114	(1,665)	2,251	—	—	4,986
Investments in joint ventures	—	5,512	(5,512)	—	—	—	—
Investment securities	49	19	(1)	—	—	—	67
Deferred tax assets	1,201	209	—	—	—	—	1,410
Employee benefits	5	—	—	—	—	—	5
Derivatives	213	565	—	—	—	—	778
Trade and other receivables	789	121	(61)	—	—	—	849

	116,696	39,084	(9,650)	89,800	—	—	235,930
Current assets
Investment securities	55,982	—	—	—	(54,506)	—	1,476
Inventories	3,282	993	(202)	—	—	—	4,073
Income tax receivable	994	59	(1)	—	—	—	1,052
Derivatives	1,544	281	—	—	—	—	1,825
Trade and other receivables	6,534	1,742	(486)	—	—	—	7,790
Cash and cash equivalents	6,050	1,430	—	(69,738)	70,985	6,434	15,161
Assets held for sale	47	—	9,491	8,823	—	(16,434)	1,927

	74,433	4,505	8,802	(60,915)	16,479	(10,000)	33,304

Total assets	191,129	43,589	(848)	28,885	16,479	(10,000)	269,234

F-Pages 7 | 110

AB InBev

Unaudited Pro Forma Condensed Combined Balance Sheet as of 30 June 2016

			Pro forma adjustments (US$m)
	Historical AB InBev as of 30 June 2016	Adjusted SABMiller as of 31 March 2016 (2)	Reclassifications to assets held for sale (4)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)	Total pro forma combined
	US$m	US$m					US$m
Equity
Issued capital	1,736	168	—	(168)	—	—	1,736
Share premium	17,620	6,849	—	(6,849)	—	—	17,620
Reserves	(18,053)	(3,130)	—	43,749	6,077	—	28,643
Retained earnings	32,587	19,005	—	(19,805)	—	—	31,787

Equity attributable to equity holders of AB InBev	33,890	22,892	—	16,927	6,077	—	79,786
Non-controlling interest	3,847	1,196	—	3,820	—	—	8,863

	37,737	24,088	—	20,747	6,077	—	88,649

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	101,045	8,814	—	322	9,865	—	120,046
Employee benefits	2,678	179	(20)	—	—	—	2,837
Deferred tax liabilities	11,890	2,250	—	7,826	—	(4,915)	17,051
Derivatives	338	26	—	—	—	—	364
Trade and other payables	1,389	28	—	—	—	—	1,417
Provisions	705	95	(4)	—	—	—	796

	118,045	11,392	(24)	8,148	9,865	(4,915)	142,511
Current liabilities
Bank overdrafts	55	159	—	—	—	—	214
Interest-bearing loans and borrowings	7,586	2,767	—	(10)	10,000	(10,000)	10,343
Income tax payable	430	830	(11)	—	—	4,915	6,164
Derivatives	9,547	213	(2)	—	(9,463)	—	295
Trade and other payables	17,601	3,870	(794)	—	—	—	20,677
Provisions	128	270	(17)	—	—	—	381

	35,347	8,109	(824)	(10)	537	(5,085)	38,074

Total equity and liabilities	191,129	43,589	(848)	28,885	16,479	(10,000)	269,234

F-Pages 8 | 110

Note 1. Basis of preparation

The unaudited pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction, including the financing structure established to fund the Transaction, as well as the Transaction-related Divestitures described herein. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the Combined Group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the Combined Group for any future dates or periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal year ends differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 and financial information for SABMiller for the fiscal year ended 31 March 2016 and the six months ended 31 March 2016 has been used in preparation of the 2015 pro forma income statement and half year 2016 pro forma income statement, respectively. The financial information for SABMiller for the six months ended 31 March 2016 was calculated by taking the audited consolidated income statement of SABMiller for the fiscal year ended 31 March 2016, and subtracting the unaudited consolidated income statement for the six months ended 30 September 2015. Financial information for AB InBev as of 30 June 2016 and financial information of SABMiller as of 31 March 2016 has been used in preparation of the pro forma balance sheet.

The 2015 pro forma income statement and the half year 2016 pro forma income statement are based on the assumption that the Transaction was completed on 1 January 2015. The pro forma balance sheet as of 30 June 2016 is based on the assumption that the Transaction was completed on that day.

Pro forma adjustments reflected in the pro forma balance sheet are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures. Pro forma adjustments reflected in the pro forma income statements are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures, and which are expected to have a continuing impact on the Combined Group’s results of operations. Any nonrecurring items directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures are included in the pro forma balance sheet, but not in the pro forma income statements. In contrast, any nonrecurring items that were already included in AB InBev’s or SABMiller’s historical consolidated financial statements that are not directly related to the Transaction, the Transaction-related financing and the Transaction-related Divestitures have not been eliminated. Such pro forma adjustments are described in further detail in Note 3 and Note 4. The unaudited pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be generated in future periods.

Certain pro forma adjustments have been made to align SABMiller’s financial statement presentation and accounting policies under IFRS to those of AB InBev, which are further described in Note 2.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma financial information are calculated using an assumed estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded, or, where applicable, an estimated effective tax rate. The blended statutory rate and the effective tax rate of the Combined Group could be significantly different depending on the post-Transaction activities, and geographical mix of profit before taxes.

Note 2. Pro forma adjustments to SABMiller’s financial statements

Certain pro forma reclassifications and accounting policy adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev. These pro forma adjustments, set forth in the tables below, reflect AB InBev’s best estimates based upon the information currently available to AB InBev, and could be subject to change once more detailed information is obtained.

F-Pages 9 | 110

	Historical SABMiller for the fiscal year ended 31 March 2016	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the fiscal year ended 31 March 2016
	US$m		US$m
Revenue	19,833	(4,938)	14,895
Cost of sales	—	(5,588)	(5,588)

Gross profit	19,833	(10,526)	9,307
Net operating expenses	(16,379)	16,379	—
Distribution expenses	—	(1,421)	(1,421)
Sales and marketing expenses	—	(2,211)	(2,211)
Administrative expenses	—	(1,798)	(1,798)
Other operating income/(expenses)	—	133	133

Restructuring	—	(17)	(17)
Acquisition costs business combinations	—	(160)	(160)
Other impairment losses	—	(379)	(379)

Profit from operations	3,454	—	3,454
Finance cost	(763)	—	(763)
Finance income	257	—	257

Net finance cost	(506)	—	(506)
Share of result of associates and joint ventures	1,126	—	1,126

Profit before tax	4,074	—	4,074
Taxation	(1,152)	—	(1,152)

Profit	2,922	—	2,922

Attributable to:
Equity holders of the parent	2,699		2,699
Non-controlling interest	223		223

	Historical SABMiller for the six months ended 31 March 2016	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the six months ended 31 March 2016
	US$m		US$m
Revenue	9,843	(2,433)	7,410
Cost of sales	—	(2,760)	(2,760)

Gross profit	9,843	(5,193)	4,650
Net operating expenses	(8,217)	8,217	—
Distribution expenses	—	(718)	(718)
Sales and marketing expenses	—	(1,013)	(1,013)
Administrative expenses	—	(830)	(830)
Other operating income/(expenses)	—	108	108

Restructuring (including impairment losses)	—	(32)	(32)
Acquisition costs business combinations	—	(160)	(160)
Other impairment losses	—	(379)	(379)

Profit from operations	1,626	—	1,626
Finance cost	(392)	—	(392)
Finance income	124	—	124

Net finance cost	(268)	—	(268)
Share of result of associates and joint ventures	389	—	389

Profit before tax	1,747	—	1,747
Taxation	(582)	—	(582)

Profit	1,165	—	1,165

Attributable to:
Equity holders of the parent	1,059		1,059
Non-controlling interest	106		106

F-Pages 10 | 110

	Historical SABMiller as of 31 March 2016	Pro forma reclassifications adjustments (b)	Adjusted SABMiller as of 31 March 2016
	US$m		US$m
Assets
Non-current assets
Property, plant and equipment	7,750	—	7,750
Goodwill	14,268	—	14,268
Intangible assets	6,526	—	6,526
Investments in associates	4,114	—	4,114
Investments in joint ventures	5,512	—	5,512
Available for sale investments	19	(19)	—
Investment securities	—	19	19
Derivative financial instruments	565	—	565
Deferred tax assets	209	—	209
Trade and other receivables	121		121

	39,084	—	39,084
Current assets
Inventories	993	—	993
Income tax receivable	59	—	59
Derivative financial instruments	281	—	281
Trade and other receivables	1,742	—	1,742
Cash and cash equivalents	1,430	—	1,430

	4,505	—	4,505

Total assets	43,589	—	43,589

Equity
Issued capital	168	—	168
Share premium	6,849	—	6,849
Merger relief reserve	3,628	(3,628)	—
Reserves	(6,758)	3,628	(3,130)
Retained earnings	19,005	—	19,005

Equity attributable to equity holders of the parent	22,892	—	22,892
Non-controlling interest	1,196	—	1,196

	24,088	—	24,088

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	8,814	—	8,814
Employee benefits	—	179	179
Deferred tax liabilities	2,250	—	2,250
Derivative financial instruments	26	—	26
Trade and other payables	28	—	28
Provisions	274	(179)	95

	11,392	—	11,392
Current liabilities
Bank overdrafts	—	159	159
Interest-bearing loans and borrowings	2,926	(159)	2,767
Income tax payable	830	—	830
Derivative financial instruments	213	—	213
Trade and other payables	3,870	—	3,870
Provisions	270	—	270

	8,109	—	8,109

Total equity and liabilities	43,589	—	43,589

F-Pages 11 | 110

(a) Pro forma income statement reclassifications and accounting policy adjustments

The following pro forma classification adjustments have been made to SABMiller’s income statements in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

•	Presentation of net operating costs based on function (cost of sales, distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses) rather than based on nature;

•	Reclassification of excise taxes on a gross basis out of net operating expenses to a net basis within revenue, resulting in an offsetting adjustment to revenue and net operating expenses of USD 4.9 billion and USD 2.4 billion for the 2015 pro forma income statement and half year 2016 pro forma income statement, respectively; and

•	Separate disclosure of exceptional items, including restructuring, business and asset disposals and other impairment losses line items in accordance with AB InBev’s disclosure policy.

(b) Pro forma balance sheet reclassifications

The following pro forma classification adjustments have been made to SABMiller’s balance sheet in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

•	Available for sale investments are included as part of investment securities;

•	Merger relief reserve[1] is included as part of reserves.

•	Separate disclosure of employee benefits on the face of the balance sheet; and

•	Separate disclosure of bank overdrafts on the face of the balance sheet.

Note 3. Pro forma adjustments relating to financing

(a) Sources of funding

On 28 October 2015, AB InBev entered into the 2015 Senior Facilities Agreement, pursuant to which several lending institutions have agreed, subject to limited conditions, to provide the financing necessary to pay the cash portion of the consideration payable to SABMiller’s shareholders upon completion of the Transaction, the option shares (see Note 4(a)(ii) and (iii)) and provide the financing for fees, costs and expenses in connection with the Transaction:

•	Disposals Bridge Facility: A USD 10.0 billion multicurrency one year term loan facility;

•	Cash/DCM Bridge Facility A: A USD 15.0 billion multicurrency one year term loan facility;

•	Cash/DCM Bridge Facility B: A USD 15.0 billion multicurrency two year term loan facility;

•	Term Facility A: A USD 25.0 billion multicurrency three year term loan facility; and

•	Term Facility B: A USD 10.0 billion multicurrency five year term loan facility.

Each facility bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan in euro) plus margins ranging from 0.85% to 1.45%. The applicable margin is based on AB InBev’s credit rating as assessed by S&P and Moody’s. As the applicable margin to be applied is determined on a facility by facility basis, there are differing interest rates applied to each facility.

[1]	The merger relief reserve of SABMiller represents the excess of value attributed to the shares SABMiller issued historically as consideration for certain mergers over the nominal value of those shares issued in line with UK Companies Act 2006 requirements.

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For the purposes of the unaudited pro forma financial information, AB InBev expects to receive proceeds of USD 20.0 billion from the Disposals Bridge Facility and from Term Facility B. USD 10.0 billion of the net proceeds from the Transaction-related Divestitures described herein will be used to cancel the Disposals Bridge Facility in entirety, as further discussed in Note 6. Further details for the calculation of the cash purchase consideration are included in Note 4(a)(ii).

Subject to certain exceptions, AB InBev is required to apply the entirety of the proceeds from any asset disposal in excess of USD 1.0 billion to cancel or repay the commitments or outstanding loans under the three bridge facilities, and is required to apply at least 80% of the net proceeds of any debt raising, including any debt capital markets offering (subject to certain exceptions) to cancel or repay the commitments or outstanding loans under the two Cash/DCM bridge facilities.

On 25 January 2016, AB InBev’s subsidiary ABIFI issued USD 46.0 billion aggregate principal amount of bonds. The bonds comprise the following series (collectively, the “January 2016 U.S. Notes”):

•	USD 4.0 billion aggregate principal amount of fixed rate Notes due 1 February 2019 bearing interest at an annual rate of 1.900%;

•	USD 7.5 billion aggregate principal amount of fixed rate Notes due 1 February 2021 bearing interest at an annual rate of 2.650%;

•	USD 6.0 billion aggregate principal amount of fixed rate Notes due 1 February 2023 bearing interest at an annual rate of 3.300%;

•	USD 11.0 billion aggregate principal amount of fixed rate Notes due 1 February 2026 bearing interest at an annual rate of 3.650%;

•	USD 6.0 billion aggregate principal amount of fixed rate Notes due 1 February 2036 bearing interest at an annual rate of 4.700%;

•	USD 11.0 billion aggregate principal amount of fixed rate Notes due 1 February 2046 bearing interest at an annual rate of 4.900%; and

•	USD 500 million aggregate principal amount of floating rate Notes due 1 February 2021 bearing interest at an annual rate of 126 basis points above three-month LIBOR.

On 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (the “January 2016 Taiwan Notes”, and together with the January 2016 U.S. Notes, the “January 2016 Notes”).

The above bond issuances result in aggregate net proceeds of approximately USD 47.0 billion. Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration to be used for the Transaction. USD 4.5 billion of the net proceeds are estimated to be used for general corporate purposes.

Following the receipt of the proceeds from the issuance of the January 2016 U.S. Notes, AB InBev was required to cancel the Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B for an aggregate principal amount of USD 30.0 billion in accordance with the mandatory prepayment provisions of the 2015 Senior Facilities Agreement. AB InBev also voluntarily cancelled USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement.

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium Term Note Programme. The notes comprise the following series (collectively, the “March 2016 Notes”):

•	EUR 1.3 billion aggregate principal amount of floating rate Notes due 17 March 2020;

•	EUR 1.8 billion aggregate principal amount of fixed rate Notes due 17 March 2020 bearing interest at an annual rate of 0.625%;

•	EUR 2.0 billion aggregate principal amount of fixed rate Notes due 17 March 2022 bearing interest at an annual rate of 0.875%;

•	EUR 2.5 billion aggregate principal amount of fixed rate Notes due 17 March 2025 bearing interest at an annual rate of 1.500%;

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•	EUR 3.0 billion aggregate principal amount of fixed rate Notes due 17 March 2028 bearing interest at an annual rate of 2.000%; and

•	EUR 2.8 billion aggregate principal amount of fixed rate Notes due 17 March 2036 bearing interest at an annual rate of 2.750%.

The aggregate proceeds of the March 2016 issuance are approximately USD 14.8 billion, translated into US dollars for the purposes of this unaudited pro forma financial information at a rate of USD 1.1194 per euro.

Substantially all of the net proceeds of the March 2016 Notes will be used to fund a portion of the cash consideration to be used for the Transaction. Following the receipt of these proceeds, AB InBev voluntarily cancelled the remaining USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement. USD 2.3 billion of the net proceeds are estimated to be used for general corporate purposes.

For the purposes of the pro forma debt adjustment, it is assumed that the facilities under the 2015 Senior Facilities Agreement were fully paid down as of 30 June 2016. The financing adjustment to cash reflected in the pro forma balance sheet is as follows:

(US$m)
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Term Facility B	10,000
Gross proceeds from January 2016 Notes	42,500
Gross proceeds from March 2016 Notes	12,500

Gross sources of funding	75,000
Less: Non-qualifying portion of economic hedge	(3,386	) (i)
Less: Debt issuance costs	(629	) (ii)

Net sources of funding	70,985
Investment securities historically recorded in AB InBev balance sheet	54,506
Total cash financing adjustment	16,479

Net sources of funding	70,985

The following represents the reconciliation from the sources of funding detailed above to the debt adjustment in the pro forma balance sheet as of 30 June 2016:

(US$m)
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Term Facility B	10,000
Gross proceeds from January 2016 Notes	42,500
Gross proceeds from March 2016 Notes	12,500

Total gross proceeds	75,000
Less: Debt issuance costs	(629	) (ii)

Total net proceeds	74,371
Investment securities historically recorded in AB InBev balance sheet	54,506
Current portion of interest-bearing loans and borrowings adjustment	10,000
Non-current portion of interest-bearing loans and borrowings adjustment	9,865

Total net proceeds	74,371

(i)	As of 30 June 2016, AB InBev entered into derivative foreign exchange forward contracts with respect to GBP 46.0 billion of the purchase price, to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling, of which GBP 16.7 billion did not qualify for hedge accounting. Considering the forward rate of USD 1.32182 per pound sterling as at 31 July 2016, the non-qualifying portion of the hedged cash consideration is approximately USD 3.4 billion. For the purposes of the pro forma balance sheet, it has been assumed that this USD 3.4 billion derivative liability has been settled in connection with the purchase consideration. Please refer to Note 4(a)(v) for further discussion of this derivative contract.
(ii)	In relation to the 2015 Senior Facilities Agreement, the January 2016 Notes and the March 2016 Notes, debt issuance costs were assumed to be USD 135 million, USD 376 million and USD 118 million of debt issuance costs, respectively, representing a total of USD 629 million.

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The excess net liquidity resulting from the issuance of the January 2016 Notes and the March 2016 Notes of USD 54.5 billion was invested in U.S. Treasury Bills. As a result, USD 54.5 billion of “Investment securities” has been reclassified to “Cash and cash equivalents” to reflect the use of this cash to fund the Transaction for the purposes of the pro forma balance sheet.

(b) Interest expense

Interest expense in the 2015 pro forma income statement and half year 2016 pro forma income statement has been adjusted as follows based on the expected sources of funding described above:

(US$m)	Average principal	Interest rate	Interest expense for the 2015 pro forma income statement	Interest expense for the half year 2016 pro forma income statement
Term Facility B	10,000	2.01%	201	100
January 2016 Notes	42,500	3.74%	1,590	795
March 2016 Notes	12,500	1.57%	196	98

Total average principal	65,000		1,987	993
Debt issuance costs amortization - Senior Facilities Agreement	N/A	N/A	59	30
Debt issuance costs amortization - January 2016 Notes	N/A	N/A	26	13
Debt issuance costs amortization - March 2016 Notes	N/A	N/A	11	6

Total interest expense			2,083	1,042
Adjustment to interest expense			2,083	199
AB InBev historical interest expense 2016 Notes			—	843

Total interest expense			2,083	1,042

Pro forma adjustments to finance cost in the pro forma income statements include an adjustment to reflect the additional interest charges under Term Facility B, the January 2016 Notes and the March 2016 Notes. Term Facility B bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan denominated in euro) plus an applicable margin of 1.25%, as if the borrowing of USD 10.0 billion had occurred on 1 January 2015 for the pro forma income statements. For the purposes of the pro forma interest expense, it is assumed that the other senior facilities were fully paid down as of 1 January 2015, including the Disposals Bridge Facility, which is assumed to be paid down using USD 10.0 billion of the proceeds from divestitures, as described in Note 6.

As of 31 July 2016, AB InBev’s credit rating is A- and A3 with S&P and Moody’s, respectively. For purposes of the interest expense calculation relating to the 2015 Senior Facilities Agreement, AB InBev has assumed an interest rate based on the applicable margin matrix within the 2015 Senior Facilities Agreement for a credit rating of A-/A3. AB InBev has also considered the variability of the applicable margin based on AB InBev’s credit rating in accordance with the applicable margin matrix, which includes a maximum rating of “A+/A1” to a minimum rating of “BBB-/Baa3 or lower (or no rating)”. A change in the credit rating of AB InBev from A-/A3 to BBB-/Baa3 or lower (or no rating) would increase the interest expense for the pro forma income statements by approximately USD 20 million and USD 10 million for 2015 and half year 2016, respectively. A change in the credit rating of AB InBev from A-/A3 to A+/A1 would decrease the interest expense for the pro forma income statements by approximately USD 25 million and USD 13 million for 2015 and half year 2016, respectively.

For the purposes of the interest expense calculation relating to the January 2016 Notes, a weighted average interest rate of 3.74% has been applied to the USD 42.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of the interest expense calculation relating to the March 2016 Notes, a weighted average interest rate of 1.57% has been applied to the USD 12.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of calculating the above interest expense, a three month US dollar LIBOR rate of 0.75910% (plus applicable margin) as of 31 July 2016 has been assumed, which may differ from the rates in place when actually utilizing the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the pro forma income statements by approximately USD 15 million and USD 7 million for 2015 and half year 2016, respectively.

In addition to incremental interest charges, AB InBev has also recorded a pro forma adjustment for debt issuance costs amortization relating to the 2015 Senior Facilities Agreement, the January 2016 Notes and the March 2016 Notes, which will be deferred and amortized over the duration of the borrowing in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”.

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For the purposes of this unaudited pro forma financial information, it has been assumed that the interest expense on the debt financing incurred to fund the Transaction will not be deductible for tax purposes. This assumption may be subject to change and may not be reflective of the deductions that will be available in future periods after completion of the Transaction.

For the purposes of the unaudited pro forma financial information, AB InBev has assumed that the new borrowings under Term Facility B, the January 2016 Notes and the March 2016 Notes will remain unchanged during the fiscal year ended 31 December 2015 and the six-month period ended 30 June 2016.

AB InBev may continue to seek alternatives to refinance a portion of the 2015 Senior Facilities Agreement in order to achieve its long term capital structure target. Except as noted for the Disposals Bridge Facility, the January 2016 Notes and the March 2016 Notes, for the purposes of this unaudited pro forma financial information, AB InBev has assumed that no such financings, refinancings or repayments have occurred.

Note 4. Pro forma adjustments related to the Transaction

(a) Preliminary purchase consideration and allocation

The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business Combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value and limited information available. The actual fair values will be determined upon the completion of the Transaction and may vary from these estimates.

The estimated purchase consideration is calculated as follows:

			Offer per SABMiller share		Transaction equity value
			Share exchange ratio	Cash consideration per share (£)	Newbelco restricted shares	Cash consideration (£m)	Total equity value (£m)
SABMiller shares to be paid at
£45 per share	1,002,262,457			£45.00	—	45,102	45,102	(iii)
SABMiller shares to be exchanged for Newbelco restricted share	655,000,000		0.483969	£4.6588	30,849	3,052	33,901	(ii)

Total SABMiller shares issued	1,657,262,457	(i)			30,849	48,154	79,003
Total equity value (£m)							79,003
Less: Estimated proceeds from options and share appreciation rights (SARs)							(592	) (iv)

Total consideration, net of share option proceeds (£m)							78,411
Total consideration, net of share option proceeds ($m)							112,943	(v)
Less: Non-qualifying portion of economic hedge							(3,386	) (v)

Purchase consideration, net of share option proceeds ($m)							109,557
Add: Fair market value of total debt assumed, including overdrafts							12,052	(vi)
Less: Total cash acquired							(1,430)

Purchase consideration, including debt assumed and net of cash acquired							120,179

The preliminary purchase consideration for pro forma purposes was based on the AB InBev share price as of 31 July 2016. At closing of the Transaction, the Partial Share Alternative and resulting purchase consideration will be valued based on the AB InBev share price of the day of the closing of the Transaction, adjusted for the specificities of the Partial Share Alternative in line with fair value measurement rules under IFRS.

The preliminary allocation of purchase consideration (net of share option proceeds) to fair value of acquired assets and liabilities is as follows:

F-Pages 16 | 110

(US$m)
Net book value of the acquired assets and liabilities, excluding debt assumed and cash acquired	18,934	(vi)
Less: Total debt assumed, including overdrafts	(11,740	) (vi)
Add: Total Cash acquired	1,430	(vi)

Net book value of the acquired assets and liabilities	8,624
Fair value adjustments:
Property, plant and equipment	907	(vi)
Intangible assets	11,424	(vi)
Investments in associates	2,251	(vi)
Interest-bearing loans and borrowings	(312	) (vi)
Deferred taxes, net	(7,826	) (vii)
Assets held for sale, before tax	8,823	(vi)
Noncontrolling interests	(3,820	) (viii)
Goodwill	89,486	(ix)

Total allocation	109,557

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The final purchase price allocation may result in a material change in the fair value of the net assets acquired and consequently in the value of residual goodwill.

(i)	The 1,657,262,457 SABMiller shares issued includes 1,622,117,877 outstanding ordinary shares and total dilutive securities outstanding of 46,228,377, netted off against 11,083,797 ordinary shares held in the SABMiller’s Employee Benefit Trust, as of 30 June 2016.

(ii)	Under the terms of the Transaction, SABMiller shareholders who have elected the Partial Share Alternative will be entitled to receive GBP 4.6588 in cash and 0.483969 unlisted Restricted Shares of Newbelco in respect of each SABMiller ordinary share held. Shareholders of AB InBev will receive one new ordinary share in Newbelco for each AB InBev ordinary share held at the record date for the Belgian Merger.

The pro forma adjustment is based on Altria’s and BEVCO’s irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings of SABMiller shares (430,000,000 and 225,000,000 shares, respectively). Altria and BEVCO collectively hold a total of 655,000,000 SABMiller shares out of the 1,657,262,457 SABMiller shares issued (on a fully-diluted basis) as of 30 June 2016 and subject to the Partial Share Alternative. At an exchange ratio of 0.483969, Altria and BEVCO will receive 316,999,695 Restricted Shares under the Partial Share Alternative.

AB InBev entered into derivative instruments in relation to the Newbelco shares to be issued in relation to the Transaction, to hedge against exposure to changes in the share price of AB InBev. As of 30 June 2016, such derivatives did not qualify for hedge accounting and therefore, no effect has been given to this hedge within the calculation of the stock portion of the purchase consideration for pro forma purposes.

The stock portion of the purchase consideration in relation to the Partial Share Alternative of GBP 30.8 billion has been calculated using AB InBev’s closing share price on 31 July 2016 of EUR 115.30 (translated into pound sterling at a rate of EUR 1.1848 per pound sterling as of 31 July 2016) per Restricted Shares to be issued for 316,999,695 Restricted Shares.

The cash portion of the purchase consideration in relation to the Partial Share Alternative of GBP 3.1 billion has been calculated as GBP 4.6588 in respect of each SABMiller share, for 655,000,000 shares.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and GBP 3,138,153,064 in cash. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections, and the balance of the consideration will be satisfied in cash in accordance with the terms of the Transaction. The actual purchase consideration may fluctuate until this maximum is met, which would result in a corresponding increase of USD 164 million in purchase consideration.

The actual purchase consideration will fluctuate until the date of Transaction and therefore, the final valuation could differ significantly from the current estimate. Before adjusting the purchase consideration for the specificities of the Partial Share Alternative in line with fair value

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measurement rules under IFRS, a hypothetical 5% change in the price of AB InBev ordinary shares would result in a corresponding increase or decrease in the total purchase consideration of USD 2.0 billion, using a rate of USD 1.1113 per euro as of 31 July 2016 and all other factors remaining constant.

(iii)	Under the terms of the Transaction, SABMiller shareholders who have not validly elected (or are not deemed to have elected) for the Partial Share Alternative will be entitled to receive GBP 45.00 in respect of each SABMiller ordinary share held. The remaining 1,002,262,457 of the 1,657,262,457 SABMiller shares as of 30 June 2016 reflect the amount of shares that are not subject to any irrevocable undertakings and thus represent the maximum number of shares that can elect for the Cash Consideration. The purchase consideration related to the Cash Consideration of GBP 45.1 billion has been calculated as GBP 45.00 per SABMiller share, for 1,002,262,457 shares held.

The actual number of shares exchanged under the elections made (or deemed to be made) to receive the Cash Consideration and related purchase consideration may fluctuate to the extent that the elections for the Partial Share Alternative are satisfied to their maximum amounts as described in Note 4(a)(ii) above.

(iv)	The proceeds reflected in the previous table are based on the assumed exercise of 16,424,499 GBP denominated and 6,508,018 ZAR denominated share options and stock appreciation rights, outstanding on 30 June 2016 with a weighted average exercise price of GBP 27.66 and ZAR 410.97 (GBP 20.95), respectively, and 51,645 cash settled options and stock appreciation rights with a weighted average exercise price of GBP 25.77.

(v)	As of the date of preparation of this unaudited pro forma financial information, AB InBev has entered into derivative foreign exchange forward contracts with respect to a total of GBP 46.0 billion of purchase price at an average fixed exchange rate of 1.5276 per pound sterling to economically hedge against exposure to changes in the US dollar exchange rate for the payment of the cash purchase consideration in pound sterling.

As of the date of preparation of this unaudited pro forma financial information, GBP 16.7 billion of the total GBP 46.0 billion hedged cash consideration did not qualify for hedge accounting. The fair value movement on GBP 16.7 billion, arising from the difference between the average fixed exchange rate of USD 1.5276 per pound sterling and the forward rate of USD 1.3218 per pound sterling as at 31 July 2016, has been excluded from the calculation of the purchase consideration for pro forma purposes. The resulting adjustment to the purchase consideration to reflect the hedged cash consideration that did not qualify for hedge accounting is approximately USD 3.4 billion. The remaining unhedged cash consideration of GBP 2.2 billion, the proceeds on exercise of share options of GBP 592 million and the total value of Newbelco shares to be issued of GBP 30.8 billion have been translated at the spot rate of USD 1.3167 per pound sterling as at 31 July 2016. Refer to the calculation as follows:

	£m	$m
Economically hedged cash consideration	46,000	70,267
Unhedged cash consideration	2,154	2,836

Cash consideration	48,154	73,103
Estimated proceeds from options and SARs	(592)	(779)
Total value of Newbelco shares to be issued	30,849	40,619

Total consideration, net of share option proceeds	78,411	112,943
Non-qualifying portion of economic hedge		(3,386)

Purchase consideration, net of share option proceeds		109,557

(vi)	Except as discussed below, the carrying value of SABMiller’s assets and liabilities are considered to approximate their fair values.

The net book value of acquired assets and liabilities of USD 8.6 billion was derived from the SABMiller balance sheet as of 31 March 2016 and represents net assets (excluding historical goodwill) reduced by non-controlling interests.

The fair value of SABMiller’s debt, including overdrafts, is estimated to be USD 12.0 billion compared to a carrying value of USD 11.7 billion, resulting in an adjustment of USD 312 million. The adjustment is based on fair value estimates of publicly traded debt as of 30 June 2016. The

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book value of debt has been adjusted to reflect the premium at which SABMiller’s debt trades in public markets.

The fair value of SABMiller’s property, plant and equipment is estimated to be USD 6.9 billion or a net decrease of USD 870 million compared to a carrying value of USD 7.8 billion. The net decrease results from a fair value adjustment of USD 907 million and a reclassification of USD 1.8 billion of property, plant and equipment relating to the Transaction-related Divestitures to the assets held for sale category. Assuming an estimated effective tax rate of 29.6%, the increase in the deferred tax liability for the fair value adjustment to the remaining property, plant and equipment is estimated to be USD 268 million. The preliminary fair value estimates of property, plant and equipment have been determined by using a version of the indirect method of the cost approach. A secondary method of review was undertaken that consists of a benchmarking analysis, which compares the calculated value to net book value by asset category. However, a detailed analysis has not been completed and actual results may differ from these estimates.

The fair value of SABMiller’s intangible assets is estimated to be USD 17.3 billion or a net increase of USD 10.8 billion compared to a carrying value of USD 6.5 billion. The net increase results from a fair value adjustment of USD 11.4 billion and a reclassification of USD 634 million of intangible assets relating to the Transaction-related Divestitures to the assets held for sale category. Assuming an estimated effective tax rate of 29.6%, the increase in the deferred tax liability for the fair value adjustment to the remaining intangible assets is estimated to be USD 3.4 billion. The primary intangible assets include brands and contracts, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data, as well as the income approach. The assumptions used by AB InBev to arrive at the estimated fair value of the identifiable intangible assets are derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ from these estimates. AB InBev considers brands as intangibles with indefinite life.

Depreciation and amortization expense has been adjusted in the 2015 pro forma income statement to reflect a net decrease of USD 145 million (half year 2016: USD 57 million). The adjustment to depreciation and amortization expense reflects an increase in expense in the 2015 pro forma income statement of USD 134 million (half year 2016: USD 78 million) based on the estimated weighted average useful lives and the estimated fair value for identified amortizable intangible assets (excluding brands and certain distribution rights) and property, plant and equipment. This increase is offset by a decrease in expense of USD 279 million in the 2015 pro forma income statement (half year 2016: USD 135 million) resulting from the reversal of amortization of brands and certain distribution rights reported in the SABMiller income statement for the twelve months ended 31 March 2016 (and six months ended 31 March 2016), as AB InBev considers brands and certain distribution rights as intangible assets with indefinite useful lives, per AB InBev’s accounting policy. The related estimated net increase to income tax expense for the 2015 pro forma income statement is USD 51 million (half year 2016: USD 20 million). Share of result of associates and joint ventures has been adjusted in the 2015 pro forma income statement to reflect a decrease of USD 66 million (half year 2016: USD 34 million). This adjustment results from the reversal of amortization of brands and certain distribution rights held by SABMiller associates for the twelve months ended 31 March 2016 (and six months ended 31 March 2016), as AB InBev considers brands and certain distribution rights as intangible assets with indefinite useful lives.

The fair value of investments in associates is estimated to be USD 4.7 billion, a net increase of USD 586 million compared to a carrying value of USD 4.1 billion. The net increase results from a fair value adjustment of USD 2.3 billion and a reclassification of USD 1.7 billion of investments in associates relating to the Transaction-related Divestitures to the assets held for sale category. For public entities, fair value estimates are based on market data as of 30 June 2016. For non-public entities, the preliminary fair value estimates are based on the market approach or cost approach, as appropriate.

The fair value of assets held for sale (the Transaction-related Divestitures) is estimated to be USD 18.3 billion compared to a carrying value of USD 9.5 billion, resulting in an adjustment of USD 8.8 billion. The preliminary fair value estimate has been determined with reference to the USD 12.0 billion purchase price under the terms of the agreement entered into with Molson Coors on 11 November 2015, the USD 1.6 billion purchase price under the terms of the agreement with China Resources Beer (Holdings) Co. Ltd, the EUR 2.6 billion (USD 2.8 billion) purchase price under the terms of the binding offer received from Asahi, the USD 1.3 billion of SABMiller’s assets in Central and Eastern Europe and the USD 0.6 billion of SABMiller’s share of Distell Group Limited. The net deferred tax liability was increased by USD 4.1 billion relating to the assets held for sale.

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The total deferred tax liability of the Transaction-related Divestitures has been subsequently reclassified to current income tax payable.

(vii)	The total net deferred tax liability is estimated to be USD 9.8 billion or a net increase of USD 7.8 billion compared to a carrying value of USD 2.0 billion. The net increase results from a fair value adjustment relating to property, plant and equipment, intangible assets and assets held for sale as discussed above.

(viii)	The adjustment to non-controlling interest reflects management’s preliminary estimate of the fair value of the non-controlling interest of SABMiller that is anticipated to remain outstanding subsequent to the proposed Transaction. The fair value of non-controlling interest was derived primarily from a market-based multiple valuation approach using publicly available information.

(ix)	The goodwill balance arising from the Transaction is estimated to be USD 89.5 billion, which results in a net adjustment to goodwill of USD 75.2 billion. The goodwill arising from the Transaction of USD 89.5 billion has been calculated as the excess of the purchase consideration (net of share option proceeds) of USD 109.6 billion over the fair value of the net assets acquired of USD 20.1 billion.

(b) Transaction costs

(i)	2015 pro forma income statement

AB InBev incurred USD 53 million in costs related to the Transaction during the fiscal year ended 31 December 2015, of which USD 34 million related to advisory, legal, audit, valuation and other fees and costs recorded on the income statement within “Acquisition costs business combinations” and USD 19 million related to commitment fees for the 2015 Senior Facilities Agreement recorded on the income statement within “Finance cost”. SABMiller incurred USD 160 million in costs related to the Transaction during the fiscal year ended 31 March 2016, recorded on the income statement within “Acquisition costs business combinations”.

AB InBev also incurred nonrecurring finance charges totaling USD 706 million during the fiscal year ended 31 December 2015. This includes USD 688 million related to derivative foreign exchange forward contracts entered into with respect to the purchase price to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and USD 18 million related to mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the Transaction.

For the purposes of the unaudited pro forma financial information, an adjustment has been made to remove those costs from the 2015 pro forma income statement as they are nonrecurring charges directly relating to the Transaction. This results in a total adjustment to “Acquisition costs business combinations” and “Finance cost” of USD 194 million and USD 725 million, respectively.

(ii)	Half year 2016 pro forma income statement

AB InBev incurred USD 321 million in costs related to the Transaction during the six months ended 30 June 2016, of which USD 79 million related to advisory, legal, audit, valuation and other fees and costs recorded on the income statement within “Acquisition costs business combinations” and USD 242 million related to accelerated accretion expenses associated with the 2015 Senior Facilities Agreement following the cancellation of USD 42.5 billion and USD 12.5 billion in January and April 2016, respectively, as well as commitment fees for the 2015 Senior Facilities Agreement recorded on the income statement within “Finance cost”. SABMiller incurred USD 160 million in costs related to the Transaction during the six months ended 31 March 2016, recorded on the income statement within “Acquisition costs business combinations”.

AB InBev also incurred net nonrecurring finance charges totaling USD 2.1 billion during the six months ended 30 June 2016. This includes a charge of USD 2.4 billion related to derivative foreign exchange forward contracts entered into with respect to the purchase price to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling, income of USD 127 million related to mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the Transaction and income of USD 141 million that represents the portion of the mark-to-market adjustments on derivatives entered into to pre-hedge the March 2016 Notes issuance, which directly relates to the funding of the cash consideration to be used for the Transaction.

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For the purposes of the unaudited pro forma financial information, an adjustment has been made to remove those costs from the half year 2016 pro forma income statement as they are nonrecurring charges directly relating to the Transaction. This results in a total adjustment to “Acquisition costs business combinations”, “Finance cost” and “Finance income” of USD 239 million, USD 2.6 billion and USD 268 million, respectively.

(c) Impact on shareholders’ equity

The estimated impact on total shareholders’ equity as of 30 June 2016 is summarized as follows:

	Acquisition					Financing
(US$m)	Transaction costs	Eliminate SABMiller’s equity	Issuance of restricted shares for SABMiller ordinary shares	Transfer to reserves (1)	Total acquisition adjustments to equity	Foreign exchange contracts recognized in equity in relation to the Transaction(2)	Total adjustments to equity
Issued capital	—	(168)	9,928	(9,928)	(168)	—	(168)
Share premium	—	(6,849)	30,691	(30,691)	(6,849)	—	(6,849)
Reserves	—	3,130	—	40,619	43,749	6,077	49,826
Retained earnings	(800)	(19,005)	—	—	(19,805)	—	(19,805)

Total shareholders’ equity	(800)	(22,892)	40,619	—	16,927	6,077	23,004

(1)	To reflect the fact that Newbelco’s share capital and issue premium account will be reduced to create reserves through certain steps decided on by the Newbelco General Meeting in the notarial deed approving the Belgian Merger and in accordance with the Belgian Companies Code, each such step to become effective simultaneously with the Belgian Merger upon Completion.
(2)	To reflect the settlement of the derivative foreign exchange forward contracts that qualify for hedge accounting.

AB InBev expects to incur approximately USD 0.7 billion in transaction costs related to entering into the financing arrangements and approximately USD 1.0 billion in advisory, legal, audit, valuation and other fees. USD 0.8 billion is presented as an acquisition adjustment in the pro forma balance sheet that reduces cash with a corresponding reduction in retained earnings, representing the portion of the transaction costs not incurred by AB InBev as of 30 June 2016.

Note 5. Pro forma earnings per share

Pro forma earnings per share for the pro forma income statements have been recalculated to show the impacts of the Transaction and the Transaction-related Divestitures, on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the Transaction were outstanding at the beginning of the period presented. The pro forma adjustments for the Transaction and Transaction-related Divestitures include the removal of any nonrecurring items directly attributable to the Transaction, which have been historically recorded in the income statements of the companies. The following table presents pro forma earnings per share for the 2015 pro forma income statement and half year 2016 income statement:

	2015 income statement		Half year 2016 income statement
US$m	Historical AB InBev	Pro forma combined group	Historical AB InBev	Pro forma combined group
Profit attributable to equity holders of AB InBev	8,273	8,649	285	3,313
Weighted average number of ordinary shares	1,638	1,955	1,641	1,958

Basic EPS	5.05	4.42	0.17	1.69

Profit attributable to equity holders of AB InBev	8,273	8,649	285	3,313
Weighted average number of ordinary shares (diluted)	1,668	1,985	1,673	1,990

Diluted EPS	4.96	4.36	0.17	1.66

Note 6. Divestitures

The following Transaction-related Divestitures have been reflected in the pro forma income statements and the pro forma balance sheet.

MillerCoors and the Miller Brand Portfolio Outside of the U.S.

Under the terms of the purchase agreement between AB InBev and Molson Coors, Molson Coors will acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller upon completion of the Transaction. Additionally, Molson Coors will acquire full ownership of the Miller brand portfolio outside of the U.S. and retain the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, as well as related trademarks and other intellectual property rights.

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Proceeds from the divestiture of the MillerCoors joint venture and the Miller brand portfolio outside of the U.S. are estimated to be USD 12.0 billion before taxes and USD 7.5 billion after taxes, assuming an estimated statutory tax rate of 37.5%.

European Premium Brands

AB InBev has accepted a binding offer from Asahi to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at EUR 2.6 billion on a debt free/cash free basis.

Proceeds from the divestiture of the Peroni, Grolsch and Meantime brand families and related businesses are estimated to be EUR 2.6 billion (USD 2.8 billion) before and after taxes.

CR Snow

Under the terms of the agreement between AB InBev and China Resources Beer (Holdings) Co. Ltd, China Resources Beer (Holdings) Co. Ltd will acquire SABMiller’s 49% interest in CR Snow and upon completion of the Transaction, CR Snow will become a direct wholly-owned subsidiary of China Resources Beer (Holdings) Co. Ltd.

Proceeds from the divestiture of CR Snow are estimated to be USD 1.6 billion before taxes and USD 1.4 billion after taxes, assuming an estimated statutory tax rate of 10%.

Central and Eastern European Brands

AB InBev has announced its offer to divest the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) as part of an updated package of commitments submitted to the European Commission in connection with its review of the Transaction. As a result, the Central and Eastern European assets are presented as assets held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” in the pro forma balance sheet with an adjustment to remove the corresponding income and expenses from the pro forma income statements.

Ownership in Distell Group Limited

AB InBev has agreed to divest SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is to be concluded after the closing of the Transaction in accordance with the approval (with conditions) given by the South Africa Competition Tribunal. As a result, the 26.5% share of Distell Group assets is presented as an asset held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” in the pro forma balance sheet with an adjustment to remove the corresponding income and expenses from the pro forma income statements.

Use of proceeds from Transaction-related Divestitures

Under the terms of the 2015 Senior Facilities Agreement, the net proceeds from the Transaction-related Divestitures described herein are required to be used to pay down and cancel the Disposals Bridge Facility. Further details of the impact on the financing pro forma adjustments are included within Note 3(a). As a result, the proceeds from the Disposals Bridge Facility are presented net of USD 10.0 billion of the USD 11.7 billion in net proceeds received from the Transaction-related Divestitures within the unaudited pro forma financial information. The remaining USD 1.7 billion in net proceeds are presented as excess cash proceeds from the Transaction-related Divestitures since additional proceeds are not required to be used to pay down any other facilities under the 2015 Senior Facilities Agreement.

The unaudited pro forma financial information reflects the preliminary allocations of the assets, liabilities, revenues and expenses directly attributable to the Transaction-related Divestitures. The allocation methodologies developed for the purposes of these pro forma amounts are considered reasonable by AB InBev’s management to present the unaudited pro forma financial information. The results of the Transaction-related Divestitures include certain allocated costs but the financial information does not necessarily reflect the financial position or results of operations as if these brands and assets were stand-alone entities for the periods presented.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in certain jurisdictions and the necessary shareholder approvals. AB InBev may consider other potential asset or business divestitures in connection with the Transaction which may be material to the Combined Group. Any other potential divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the Transaction-related Divestitures described herein) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals AB InBev may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on the Combined Group’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

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PART B: AUDITOR’S ASSURANCE REPORT ON THE COMPILATION OF THE PRO FORMA

FINANCIAL INFORMATION

The auditor’s assurance report on the compilation of the Pro Forma Financial Information, contained in Part A of this Annex 2, follows on the next page.

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ANNEX 3: OPERATING AND FINANCIAL REVIEW OF AB INBEV AND SABMILLER

PART A: OPERATING AND FINANCIAL REVIEW OF AB INBEV

EXPLANATORY NOTE

The operating and financial review of AB InBev (“AB InBev’s OFR”) set out hereunder has been extracted from AB InBev’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the SEC on 14 March 2016 and which is available on AB InBev’s website (www.ab-inbev.com). AB InBev’s OFR does not reference developments having taken place after 14 March 2016. AB InBev’s OFR is written with reference to AB InBev’s audited consolidated financial statements as at 31 December 2014 and 2015 and for the three years ended 31 December 2015 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

This Prospectus incorporates by reference the audited consolidated financial statements of AB InBev as at and for the years ended 31 December 2013, 2014 and 2015 as contained within AB InBev’s annual reports for the years ended 31 December 2013, 2014 and 2015, prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“AB InBev’s IFRS EU financial statements”). See Part XIV (Documents incorporated by reference) of this Prospectus.

Consequently, the following should be noted in respect of AB InBev’s OFR when read in conjunction with AB InBev’s IFRS EU financial statements:

•	References in AB InBev’s OFR to “we”, “us” and “our” should be understood as references to “AB InBev” or “the AB InBev Group”, as the context requires.

•	References in AB InBev’s OFR to specific items (e.g. “See item 4. Information on the Company.”) are references to other parts of AB InBev’s annual report on Form 20-F, which is available on AB InBev’s website (www.ab-inbev.com).

•	The note references in AB InBev’s OFR to the audited consolidated financial statements included in AB InBev’s annual report on Form 20-F should be understood as references to the equivalent notes within AB InBev’s IFRS EU financial statements as contained within AB InBev’s annual report for the year ended 31 December 2015.

OPERATING AND FINANCIAL REVIEW OF AB INBEV

The following is a review of our financial condition and results of operations as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” for a discussion of certain factors that may affect our business, financial condition and results of operations.

We have prepared our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

See “Presentation of Financial and Other Data” for further information on our presentation of financial information.

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A. KEY FACTORS AFFECTING RESULTS OF OPERATIONS

We consider acquisitions, divestitures and other structural changes, economic conditions and pricing, consumer preferences, our product mix, raw material and transport prices, the effect of our distribution arrangements, excise taxes, the effect of governmental regulations, foreign currency effects and weather and seasonality to be the key factors influencing the results of our operations. The following sections discuss these key factors.

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2015, 2014, and 2013 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

Grupo Modelo Combination

On 4 June 2013, we announced the completion of our combination with Grupo Modelo. The combination was a natural next step given our economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. We established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment of USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014. In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013.

During 2014, we purchased USD 1.0 billion of Grupo Modelo shares through the trust established on 4 June 2013, to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months and, during 2015, we performed a mandatory tender offer and purchased all outstanding Grupo Modelo shares held by third parties for a total consideration of USD 483 million. Following the tender offer, Grupo Modelo became our wholly owned subsidiary and Grupo Modelo was delisted. An amount of USD 2 million was recognized as restricted cash for the outstanding consideration payable to former Grupo Modelo shareholders who did not yet claim their proceeds.

Oriental Brewery Acquisition

In April 2014, we announced the completion of our acquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction was USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This acquisition returned Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of our deleveraging target.

Proposed Acquisition of SABMiller

On 11 November 2015, our board and the board of SABMiller announced that we had reached an agreement on the terms of the Transaction.

The Transaction will be implemented through a series of stages, including the acquisition of SABMiller by Newbelco, a newly incorporated Belgian company formed for the purposes of the Transaction. We will also merge into Newbelco so that, following completion of the Transaction, Newbelco will be the new holding company for the Combined Group.

Under the terms of the Transaction, each SABMiller shareholder will be entitled to receive GBP 44.00 in cash in respect of each SABMiller share. The Transaction will also include a partial share alternative (the “Partial Share Alternative”), under which SABMiller shareholders can elect to receive GBP 3.7788 in cash and 0.483969

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restricted shares in respect of each SABMiller share in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back in accordance with the terms of the Partial Share Alternative).

The Partial Share Alternative is limited to a maximum of 326,000,000 restricted shares and GBP 2,545,387,824 in cash, which will be available for approximately 41.6% of the SABMiller shares. Altria Group, Inc. and BEVCO Ltd. which hold approximately 27% and 14% of the ordinary share capital of SABMiller, respectively, have given irrevocable undertakings to us to elect for the Partial Share Alternative in respect of their entire beneficial holdings in SABMiller. The restricted shares will be unlisted, not admitted to trading on any stock exchange, and will be subject to, among other things, restrictions on transfer until converted into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the Transaction. From completion of the Transaction, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

The total value of the Transaction was, as at 10 November 2015, estimated to be approximately GBP 71 billion. The aggregate value of the Transaction of approximately GBP 71 billion is calculated based on AB InBev’s closing share price of EUR 111.20 on 10 November 2015, based on a GBP:EUR exchange rate of 1.4135 and a fully diluted share capital of SABMiller of 1,654,630,463 shares, assuming that Altria Group, Inc. and BEVCO Ltd. elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller shares respectively, and all other SABMiller shareholders elect for the cash consideration. The board of SABMiller has unanimously recommended the cash offer of GBP 44.00 in respect of each SABMiller share to SABMiller shareholders.

On 11 November 2015, we also announced an agreement with Molson Coors Brewing Company, conditional on completion of the Transaction, regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and in the Miller Global Brand Business to Molson Coors Brewing Company. The total transaction is valued at USD 12 billion and is conditional on completion of the Transaction.

On 10 February 2016, we announced that we had received a binding offer from Asahi to acquire to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.). The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, the UK and internationally at EUR 2,550 million on a debt free/cash-free basis. The parties have commenced the relevant employee information and consultation processes, during which time we have agreed to a period of exclusivity with Asahi in respect of these brands and businesses. Asahi’s offer is conditional on the successful closing of the Transaction.

On 2 March 2016, we announced that we had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional on the successful closing of the Transaction and is subject to any applicable regulatory approvals in China.

The Transaction is subject to regulatory and shareholder approvals and closing is expected to occur during the second half of 2016.

Other Acquisition, Disposals and Structural Changes

During the first quarter of 2015, Constellation Brands, Inc. notified us that it was exercising its rights under the final judgment issued in connection with our purchase of Grupo Modelo to require us to sell all U.S. local distribution rights held by us at the purchase price formula specified by the final judgment.

On 14 August 2014, Monster announced that it had entered into a long-term strategic partnership in the global energy drink category with The Coca-Cola Company and that The Coca-Cola Company would become Monster’s preferred global distributor, including in the United States. In 2015, Monster entered into an investment and distribution arrangement with The Coca-Cola Company and The Coca-Cola Company became Monster’s preferred global distributor, including in the United States. As a result, during 2015 Monster terminated most of its agreements with Anheuser-Busch wholesalers relating to local distribution of Monster products in the United States, including all such agreements with Anheuser-Busch’s wholly owned wholesalers.

During 2015, we undertook a series of acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

In February 2015, we announced the entry into an agreement with RJ Corp Limited under which we would exit our Indian joint venture with RJ Corp Limited. Later in February 2015, we exited the Indian joint venture. We now operate independently in India via our wholly owned subsidiary Crown Beers India Private Limited.

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In 2014, we completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd., which owns the Ginsber brand, as well as a transaction to acquire three breweries in China. The aggregate purchase price of such acquisitions was approximately USD 868 million.

In 2014, we sold our investment in the company Comercio y Distribución Modelo, Mexico and we completed the sale of the glass plant located in Piedras Negras, Coahuila, Mexico.

On 27 April 2013, we completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately USD 439 million.

In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America North, Latin America South, Mexico and Asia Pacific Zones, as well as certain countries within our Europe zone, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our markets in North America and developed countries in Europe. The level of inflation has been particularly significant in our Latin America North and Latin America South Zones and in certain countries within the Europe Zones. For instance, Brazil has periodically experienced extremely high rates of inflation. In 1993, the annual rate of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), reached a hyperinflationary peak of 2,489%. As measured by the same index, Brazilian inflation was approximately 10.7% in 2015. Similarly, Russia and Argentina have, in the past, experienced periods of hyper-inflation. Due to the decontrol of prices in 1992, retail prices in Russia increased by 2,520% in that year, as measured by the Russian Federal State Statistics Service. Argentine inflation in 1989 was 4,924% according to the Instituto Nacional de Estadística y Censos. As measured by these institutes, in 2015, Russian inflation was 12.9% and Argentine inflation was approximately 27.9%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

In addition to affecting demand for our products, the general economic conditions described above may cause consumer preferences to shift between on-trade consumption channels, such as restaurants and cafés, bars, sports and leisure venues and hotels, and off-trade consumption channels, such as traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in off-trade consumption channels typically generate higher volumes and lower margins per retail outlet than those sold in on-trade consumption channels, although on-trade consumption channels typically require higher levels of investment. The relative profitability of on-trade and off-trade consumption channels varies depending on various factors, including costs of invested capital and the distribution arrangements in the different countries in which we operate. A shift in consumer preferences towards lower-margin products may adversely affect our price realization and profit margins.

Consumer Preferences

We are a consumer products company, and our results of operations largely depend on our ability to respond effectively to shifting consumer preferences. Consumer preferences may shift due to a variety of factors, including changes in demographics, changes in social trends, such as consumer health concerns, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather or negative publicity resulting from regulatory action or litigation.

Product Mix

The results of our operations are substantially affected by our ability to build on our strong family of brands by relaunching or reinvigorating existing brands in current markets, launching existing brands in new markets and introducing brand extensions and packaging alternatives for our existing brands, as well as our ability to both acquire and develop innovative local products to respond to changing consumer preferences. Strong, well-recognized brands that attract and retain consumers, for which consumers are willing to pay a premium, are critical to our efforts to maintain and increase market share and benefit from high margins. See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer” for further information regarding our brands.

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Raw Material and Transport Prices

We have significant exposure to fluctuations in the prices of raw materials, packaging materials, energy and transport services, each of which may significantly impact our cost of sales or distribution expenses. Increased costs or distribution expenses will reduce our profit margins if we are unable to recover these additional costs from our customers through higher prices (see “—Economic Conditions and Pricing”).

The main raw materials used in our beer and other alcoholic malt beverage production are malted barley, corn grits, corn syrup, rice, hops and water, while those used in our non-beer production are flavored concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, end-user demand, governmental regulations, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. Increases in the prices of our products could affect demand among consumers, and thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

As further discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” we use both fixed-price purchasing contracts and commodity derivatives to minimize our exposure to commodity price volatility when practicable. Fixed-price contracts generally have a term of one to two years although a small number of contracts have a term up to five years. See “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Raw Materials and Packaging” for further details regarding our arrangements for sourcing of raw and packaging materials.

Distribution Arrangements

We depend on effective distribution networks to deliver our products to our customers. Generally, we distribute our products through (i) own distribution, in which we deliver to points of sale directly, and (ii) third-party distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. Third-party distribution networks may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while we retain the sales function through an agency framework. We use different distribution networks in the markets in which we operate, as appropriate, based on the structure of the local retail sectors, local geographic considerations, scale considerations, regulatory requirements, market share and the expected added-value and capital returns.

Although specific results may vary depending on the relevant distribution arrangement and market, in general, the use of own distribution or third-party distribution networks will have the following effects on our results of operations:

•	Revenue. Revenue per hectoliter derived from sales through own distribution tends to be higher than revenue derived from sales through third parties. In general, under own distribution, we receive a higher price for our products since we are selling directly to points of sale, capturing the margin that would otherwise be retained by intermediaries;

•	Transportation costs. In our own distribution networks, we sell our products to the point of sale and incur additional freight costs in transporting those products between our plant and such points of sale. Such costs are included in our distribution expenses under IFRS. In most of our own distribution networks, we use third-party transporters and incur costs through payments to these transporters, which are also included in our distribution expenses under IFRS. In third-party distribution networks, our distribution expenses are generally limited to expenses incurred in delivering our products to relevant wholesalers or independent distributors in those circumstances in which we make deliveries; and

•	Sales expenses. Under fully third-party distribution systems, the salesperson is generally an employee of the distributor, while under our own distribution and indirect agency networks, the salesperson is generally our employee. To the extent that we deliver our products to points of sale through direct or indirect agency distribution networks, we will incur additional sales expenses from the hiring of additional employees (which may offset to a certain extent increased revenue gained as a result of own distribution).

In addition, in certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. To the extent that we

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rely on counterparties to distribution agreements to distribute our products in particular countries or regions, the results of our operations in those countries and regions will, in turn, be substantially dependent on our counterparties’ own distribution networks operating effectively.

Excise Taxes

Taxation on our beer, other alcoholic beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing (MUP), make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States, Russia and Ukraine in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—The beer and beverage industry may be subject to adverse changes in taxation.”

Governmental Regulations

Governmental restrictions on beer consumption in the markets in which we operate vary from one country to another, and in some instances, within countries. The most relevant restrictions are:

•	Legal drinking ages;

•	Global and national alcohol policy reviews and the implementation of policies aimed at preventing the harmful effects of alcohol misuse (including, among others, relating to underage drinking, drink driving, drinking while pregnant and excessive or abusive drinking);

•	Restrictions on sales of alcohol generally or beer specifically, including restrictions on distribution networks, restrictions on certain retail venues, requirements that retail stores hold special licenses for the sale of alcohol, restrictions on times or days of sale and minimum alcohol pricing requirements;

•	Advertising restrictions, which affect, among other things, the media channels employed, the content of advertising campaigns for our products and the times and places where our products can be advertised, including in some instances, sporting events;

•	Restrictions imposed by antitrust or competition laws;

•	Deposit laws (including those for bottles, crates and kegs);

•	Heightened environmental regulations and standards, including regulations addressing emissions of gas and liquid effluents and the disposal of waste and one-way packaging, compliance with which imposes costs; and

•	Litigation associated with any of the above.

Please refer to “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for a fuller description of the key laws and regulations to which our operations are subject.

Foreign Currency

Our financial statements presentation and reporting currency is the U.S. dollar. A number of our operating companies have functional currencies (that is, in most cases, the local currency of the respective operating company) other than our reporting currency. Consequently, foreign currency exchange rates have a significant impact on our consolidated financial statements. In particular:

•

Changes in the value of our operating companies’ functional currencies against other currencies in which their costs and expenses are priced may affect those operating companies’ cost of sales and operating expenses, and thus negatively impact their operating margins in functional currency terms. Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions, while monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date. Except for exchange differences on transactions entered into in order to hedge certain foreign currency risk and exchange rate differences on monetary items that form part of the net investment in the foreign operations, gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities in currencies other than an operating company’s functional currency are recognized in the income statement. Historically, we have been able to raise prices and implement cost saving initiatives to partly offset cost and expense increases due to exchange rate volatility. We also have hedge policies designed to manage commodity price and foreign currency risks to protect our exposure to

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currencies other than our operating companies’ respective functional currencies. Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Market Risk, Hedging and Financial Instruments” for further detail on our approach to hedging commodity price and foreign currency risk.

•	Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes as translational exposures are not hedged. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to other comprehensive income (that is, in a translation reserve). Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2014 and 2015, several currencies, such as the Argentine peso, the Mexican peso, the Brazilian real, the Canadian dollar, the Russian ruble and the euro, underwent significant devaluation compared to the U.S. dollar. Our total consolidated revenue was USD 43.6 billion for the year ended 31 December 2015, a decrease of USD 3.5 billion compared to the year ended 31 December 2014. The negative impact of unfavorable currency translation effects on our consolidated revenue in the year ended 31 December 2015 was USD 6.0 billion, primarily as a result of the impact of the currencies listed above.

For further details regarding the currencies in which our revenue is realized and the effect of foreign currency fluctuations on our results of operations see “—F. Impact of Changes in Foreign Exchange Rates” below.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—Our results of operations are affected by fluctuations in exchange rates” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

Weather and Seasonality

Weather conditions directly affect consumption of our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool or wet weather, especially during the spring and summer months, adversely affect our sales volumes and, consequently, our revenue. Accordingly, product sales in all of our business segments are generally higher during the warmer months of the year (which also tend to be periods of increased tourist activity) as well as during major holiday periods.

Consequently, for most countries in the Latin America North and Latin America South Zones (particularly Argentina and most of Brazil), volumes are usually stronger in the first and fourth quarters due to year-end festivities and the summer season in the Southern Hemisphere, while for Mexico and the countries in the North America, Europe and Asia Pacific Zones, volumes tend to be stronger during the spring and summer seasons in the second and third quarters of each year.

Based on 2015 information, for example, we realized 57% of our total 2015 volumes in Europe in the second and third quarters, compared to 43% in the first and fourth quarters of the year, whereas in Latin America South, we realized 43% of our sales volume in the second and third quarters, compared to 57% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B. SIGNIFICANT ACCOUNTING POLICIES

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

Although each of our significant accounting policies reflect judgments, assessments or estimates, we believe that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to our business operations and the understanding of its results: revenue recognition; accounting for business combinations and impairment of goodwill and intangible assets; pension and other post-retirement

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benefits; share-based compensation; contingencies; deferred and current income taxes; and accounting for derivatives. Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

Summary of Changes in Accounting Policies

Effective 1 January 2014, we created a single Europe zone by combining the Western Europe zone and the Central & Eastern Europe zone, we transferred the responsibility for our Spanish operations from Global Export & Holding Companies to the Europe zone, we transferred the export of Corona to a number of European countries, and we transferred the management responsibility for operations in Cuba through our subsidiary Ambev to the Latin America North zone. The 2013 Western Europe and Central & Eastern Europe and Latin America North information has been adjusted in this Form 20-F for comparative purposes.

Revenue Recognition

Our products are sold for cash or on credit terms. In relation to the sale of beverages and packaging, we recognize revenue when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Our sales terms do not allow for a right of return.

Our customers can earn certain incentives, which are treated as deductions from revenue. These incentives primarily include volume-based incentive programs, free beer and cash discounts. In preparing the financial statements, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts recorded as deductions from revenue. Management also considers past results in making such estimates. The actual amounts ultimately paid may be different from our estimates. Such differences are recorded once they have been determined and have historically not been significant.

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deductions from revenue recorded by us in relation to these taxes was approximately USD 11.2 billion, USD 13.2 billion, and USD 10.6 billion for the years ended 31 December 2015, 2014, and 2013, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Anheuser-Busch and Grupo Modelo.

As of 31 December 2015, our total goodwill amounted to USD 65.1 billion and our intangible assets with indefinite useful lives amounted to USD 27.7 billion.

We apply the acquisition method of accounting to account for acquisition of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill. If the business combination is achieved in stages, the acquisition date carrying value of our previously held interest in the acquiree is remeasured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in profit or loss. We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include, in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may have resulted in different estimates of value of assets acquired and liabilities assumed. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

We test our goodwill and other long-lived assets for impairment annually or whenever events and circumstances indicate that the recoverable amount, determined as the higher of the asset’s fair value less cost to sell and value in use, of those assets is less than their carrying amount. The testing methodology consists of applying a discounted free cash flow approach based on acquisition valuation models for our major business units and the business units showing a high invested capital to EBITDA, as defined, multiple, and valuation multiples for our other business units. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting

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impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•	In the second to fourth years of the model, free cash flows are based on our strategic plan as approved by key management. Our strategic plan is prepared per business unit and is based on external sources in respect of macroeconomic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•	For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.4% for the United States, 0.0% and 3.4% for Brazil and 0.0% and 2.6% for Mexico;

•	Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric. The WACC ranged primarily between 7% and 17% in U.S. dollar nominal terms for goodwill impairment testing conducted for 2015. For the three main cash generating units, the WACC applied in U.S. dollar nominal terms ranged between 7% and 9% for the United States, 9% and 11% for Brazil, and 8% and 10% for Mexico; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macroeconomic conditions.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

Pension and Other Post-Retirement Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. Usually, pension plans are funded by payments made both by us and our employees, taking into account the recommendations of independent actuaries. We maintain funded and unfunded plans.

Defined Contribution Plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined Benefit Plans

For defined benefit plans, liabilities and expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, net interest cost/(income), past service costs and the effect of any settlements and curtailments. Past service costs are recognized at the earlier of when the amendment/curtailment occurs or when we recognize related restructuring or termination costs.

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The net defined benefit plan liability recognized in the statement of financial position is measured as the current value of the estimated future cash outflows using a discount rate equivalent to high-quality corporate bond yields with maturity terms similar to those of the obligation, less the fair value of any plan assets. Where the calculated amount of a defined benefit plan liability is negative (an asset), we recognize such asset to the extent that economic benefits are available to us either from refunds or reductions in future contributions.

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Re-measurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 23 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

A significant portion of our plan assets is invested in equity and debt securities. The equity and debt markets have experienced volatility in the recent past, which has affected the value of our pension plan assets. This volatility may impact the long-term rate of return on plan assets. Actual asset returns that differ from the interest income recognized in our income statement are fully recognized in other comprehensive income.

Other Post-Employment Obligations

We and our subsidiaries provide health care benefits and other benefits to certain retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that used for defined benefit plans.

Share-Based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 24 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 30 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

Under IFRS, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically those events will occur over a number of years in the future. The accruals are adjusted as further information becomes available.

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 30 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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Deferred and Current Income Taxes

We recognize deferred tax effects of tax loss carry-forwards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our consolidated balance sheet. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. We reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available. If the final outcome of these matters differs from the amounts initially recorded, differences may positively or negatively impact the income tax and deferred tax provisions in the period in which such determination is made.

We are subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of our subsidiaries are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Accounting for Derivatives

Our risk management strategy includes the use of derivatives. The main derivative instruments we use are foreign currency rate agreements, exchange traded foreign currency futures, interest rate swaps and options, cross currency interest rate swaps and forwards, exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. Our policy prohibits the use of derivatives in the context of speculative trading.

Derivative financial instruments are recognized initially at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Subsequent to initial recognition, derivative financial instruments are re-measured to fair value at balance sheet date. For derivative financial instruments that qualify for hedge accounting, we apply the following policy: for fair value hedges, changes in fair value are recorded in the income statement and for cash flow and net investment hedges, changes in fair value are recognized in the other comprehensive income and/or in the income statement for the effective and/or ineffective portion of the hedge relationship, respectively.

The estimated fair value amounts have been determined by us using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. The fair values of financial instruments that are not traded in an active market (for example, unlisted equities, currency options, embedded derivatives and over-the-counter derivatives) are determined using valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. Changes in these assumptions may cause us to recognize impairments or losses in future periods.

Although our intention is to maintain these instruments through maturity, they may be realized at our discretion. Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be eliminated.

C. BUSINESS SEGMENTS

Both from an accounting and managerial perspective, we are organized according to business segments, which, with the exception of Global Export & Holding Companies, correspond to geographic regions in which our operations are based, and which we call “Zones.” The Global Export & Holding Companies segment includes our

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headquarters and the countries in which our products are sold only on an export basis and in which we generally do not otherwise have any operations or production activities, as well as certain intra-group transactions.

On 31 December 2015, our seven business segments were: North America, Mexico, Latin America North (including Brazil, Dominican Republic, Guatemala, and Cuba), Latin America South (including Bolivia, Paraguay, Uruguay, Argentina, Chile, Ecuador, Peru and Colombia), Europe, Asia Pacific and Global Export & Holding Companies.

Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Mexico zone, the Export business is reported in the Global Export & Holding Companies segment and the sale of Grupo Modelo brands by our affiliates is reported in the respective Zones where these affiliates operate. Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The Oriental Brewery business is reported in the Asia Pacific zone as from 1 April 2014.

Effective 1 January 2014, we created a single Europe zone by combining the Western Europe zone and the Central & Eastern Europe zone, we transferred the responsibility of our Spanish operations from Global Export & Holding Companies to the Europe zone, we transferred the export of Corona to a number of European countries, and we transferred the management responsibility for operations in Cuba through our subsidiary Ambev to the Latin America North zone. The Western Europe and Central & Eastern Europe and Latin America North information for 2013 has been adjusted in this 20-F for comparative purposes.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.

In 2015, Latin America North accounted for 27.0% of our consolidated volumes, North America accounted for 25.8%, Asia Pacific for 19.3%, Europe for 9.4%, Mexico for 9.1%, Latin America South for 7.9% and Global Export & Holding Companies for 1.5%. A substantial portion of our operations is carried out through our three largest subsidiaries, Anheuser-Busch (wholly owned), Ambev (62% owned as of 31 December 2015) and Grupo Modelo (wholly owned as of 31 December 2015) and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, we also have non-beer activities (primarily consisting of soft drinks) within certain countries in Latin America, in particular Brazil, the Dominican Republic, Bolivia, Uruguay and Argentina. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

The 2013 combination with Grupo Modelo was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer for all outstanding Grupo Modelo shares that we did not own at that time for USD 9.15 per share. By 4 June 2013 and following the settlement of the tender offer, we owned approximately 95% of Grupo Modelo’s outstanding shares. Thereafter, we established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination.

During 2014, we purchased USD 1.0 billion of Grupo Modelo shares through the trust established on 4 June 2013, to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months and, during 2015, we performed a mandatory tender offer and purchased all outstanding Grupo Modelo shares held by third parties for a total consideration of USD 483 million. Following the tender offer, Grupo Modelo became our wholly owned subsidiary and Grupo Modelo was delisted. An amount of USD 2 million was recognized as restricted cash for the outstanding consideration payable to former Grupo Modelo shareholders who did not yet claim their proceeds.

Following the 2013 combination with Grupo Modelo, we fully consolidated Grupo Modelo in our consolidated financial statements as of 4 June 2013, which resulted in the derecognition of the investment in associates previously held in Grupo Modelo as of that date.

For further details of the combination with Grupo Modelo, see “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Transaction Agreement.”

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E. RESULTS OF OPERATIONS

Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Following the closing of the Oriental Brewery acquisition in South Korea on 1 April 2014, we are reporting the results and volumes of the company as of that date.

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(thousand hectoliters)		(%)(1)
North America	118,151	121,150	(2.5)
Mexico	41,629	38,800	7.3
Latin America North	123,468	125,418	(1.6)
Latin America South	35,985	36,826	(2.3)
Europe	42,955	44,278	(3.0)
Asia Pacific	88,218	82,529	6.9
Global Export & Holding Companies	6,911	9,800	(29.5)

Total	457,317	458,801	(0.3)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes were 457 million hectoliters for the year ended 31 December 2015. This represented a decrease of 1.5 million hectoliters, or 0.3%, as compared to our consolidated volumes for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015.

•	The 2014 acquisitions include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for the year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China. The 2014 disposals of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico had an immaterial impact on our 2014 consolidated volumes.

•	The 2015 acquisitions and disposals include the termination of certain distribution rights in Europe, the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru. Furthermore, our 2015 volumes compared to 2014 volumes were impacted by the discontinuance of the reporting of volumes sold to Constellation Brands, Inc. mentioned above.

•	These 2014 and 2015 transactions positively impacted our volumes, in the aggregate, by 1.3 million hectoliters (net) for the year ended 31 December 2015 compared to the year ended 31 December 2014.

For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 0.6%, with our own beer volumes essentially flat and non-beer volumes decreasing 4.7% in the year ended 31 December 2015 compared to our beer volumes for the year ended 31 December 2014.

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North America

In the year ended 31 December 2015, our volumes in North America decreased by 3.0 million hectoliters, or 2.5%, compared to the year ended 31 December 2014. Excluding volume changes attributable to the acquisitions and disposals described above, our volumes would have declined by 1.9% compared to the same period in 2014.

We estimate that the United States industry’s beer sales-to-retailers adjusted for the number of selling days declined by 0.3% in the year ended 31 December 2015 compared to the same period last year. On the same basis, we estimate that our shipment volumes in the United States and our beer sales-to-retailers adjusted for the number of selling days declined by 2.2% and 1.7%, respectively. We estimate that our total market share, based on beer sales-to-retailers adjusted for the number of selling days, declined by approximately 65 bps during 2015 compared to 2014. We estimate that Budweiser sales-to-retailers adjusted for the number of selling days declined by low single digits, with the brand’s share of total market down approximately 20 bps in 2015. On the same basis, we estimate that Bud Light’s share of total market was down approximately 40 bps, with some share loss in the premium light category. Our portfolio of above premium brands performed well during the year, with sales-to-retailers adjusted for the number of selling days up mid-single digits, leading to a gain of approximately 30 bps of total market share, based on our estimate.

In Canada, beer volumes increased by low single digits in 2015, on the back of a good industry performance. We estimate we gained market share.

Mexico

In the year ended 31 December 2015, our volumes in Mexico increased by 2.8 million hectoliters or 7.3% compared to the year ended 31 December 2014, driven by a favorable macroeconomic environment, and good performances by Corona, Bud Light and Victoria. Our focus brands, which represent approximately 90% of our total volumes, continue to grow ahead of the total portfolio, increasing by 9.0% during 2015. We estimate that beer will continue to gain share of total alcohol in Mexico, with good volume growth in all regions of the country. We estimate that our market share was marginally up in the year ended 31 December 2015, reaching a level of just over 58%, driven by the strong performance of our focus brands.

Latin America North

In the year ended 31 December 2015, our volumes in Latin America North decreased by 2.0 million hectoliters, or 1.6%, compared to the year ended 31 December 2014, with our beer volumes and soft drinks decreasing 0.9% and 3.6%, respectively.

In Brazil, beer volumes and soft drinks decreased by 1.8% and 5.2%, respectively. These results were delivered despite a very challenging macroeconomic environment, a difficult FIFA World Cup comparable, and unfavorable weather in the fourth quarter of 2015. We estimate that the volumes of our premium and near beer brands, which now account for almost 10% of our total beer volumes, delivered good growth, led by Budweiser, Stella Artois, Corona, Original and Skol Beats Senses. We estimate that our total beer market share, according to AC Nielsen, was 67.5% in 2015.

Latin America South

Latin America South volumes for the year ended 31 December 2015 decreased by 0.8 million hectoliters or 2.3% compared to the year ended 31 December 2014. Excluding the acquisitions and disposals described above, our volumes would have increased by 0.6%, with beer volumes increasing 5.1% and non-beer volumes decreasing 6.7%. Our beer volumes in Argentina increased by low single digits, as a result of growth of our premium brands, Stella Artois and Corona, as well as a good performance by MixxTail.

Europe

Our volumes, including subcontracted volumes, for the year ended 31 December 2015 decreased by 1.3 million hectoliters, or 3.0%, compared to the year ended 31 December 2014. Excluding the acquisitions and disposals described above, own beer volumes for the year ended 31 December 2015 decreased 1.3% compared to the year ended 31 December 2014, mainly driven by a weak beer industry in Russia and Ukraine. On the same basis, our beer volumes declined by low-single digits in Belgium and Germany mainly due to a difficult FIFA World Cup comparable. In the United Kingdom, our own products volumes grew by mid-single digits, driven by strong performance from our Stella Artois and Corona activations. We estimate we gained market share in the majority of our markets, driven by organic growth from our focus brands, especially in France, Italy and the Netherlands.

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Asia Pacific

For the year ended 31 December 2015, our volumes increased by 5.7 million hectoliters, or 6.9%, compared to the year ended 31 December 2014. Excluding the acquisitions described above, our total volumes remained basically flat over the same period. In China, we estimate that the total industry volumes declined by approximately 6.0% in 2015, mainly driven by continuing economic headwinds, with most of the impact being felt in the value and core categories. Our own beer volumes grew by 0.4% and we estimate we gained approximately 100 bps market share in 2015, reaching 18.6%, driven by our commercial strategy of growing the premium and super premium brands nationally, and increasing distribution in the growth channels. The combined volumes of our core+, premium and super premium brands grew double digits in the year, and now represent more than 50% of our total China volume.

The acquisition of Oriental Brewery closed on 1 April 2014. Year-over-year, for the period Oriental Brewery was consolidated, our beer volumes in South Korea were down mid-single digits, due to an estimated market share loss in a very competitive environment.

Global Export & Holding Companies

For the year ended 31 December 2015, Global Export & Holding Companies volumes decreased by 2.9 million hectoliters. The change in volume performance mainly results from the discontinued reporting of the volumes sold to Constellation Brands, Inc. referred to above.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2015 as compared to our revenue for the year ended 31 December 2014.

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	15,603	16,093	(3.0)
Mexico	3,951	4,619	(14.5)
Latin America North	9,096	11,269	(19.3)
Latin America South	3,458	2,961	16.8
Europe	4,012	4,865	(17.5)
Asia Pacific	5,555	5,040	10.2
Global Export & Holding Companies	1,929	2,216	(13.0)

Total	43,604	47,063	(7.3)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 43,604 million for the year ended 31 December 2015. This represented a decrease of USD 3,459 million, or 7.3%, as compared to our consolidated revenue for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 acquisitions and disposals include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for the year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China, as well as the disposal of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico (collectively, the “2014 acquisitions and disposals”). Furthermore, our 2015 consolidated results were impacted by the phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. in connection with the disposal of the Piedras Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru (collectively, the “2015 acquisitions and disposals,” and together with the 2014 acquisitions and disposals, the “2014 and 2015 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 348 million (net) for the year ended 31 December 2015 compared to the year ended 31 December 2014.

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•	Our consolidated revenue for the year ended 31 December 2015 also reflects an unfavorable currency translation impact of USD 5,957 million mainly arising from currency translation effects in Latin America North and South, Europe and Mexico.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific previously reported in administrative expenses, our revenue would have increased 6.3%, and by 7.0% on a per hectoliter basis, in the year ended 31 December 2015 compared to the year ended 31 December 2014 driven by revenue management initiatives and brand mix, as we continue to implement our premiumization strategies. Our consolidated revenue for the year ended 31 December 2015 was partly impacted by the developments in volumes discussed above. Revenues of our three global brands grew by 12.6% in 2015, with global revenues for Budweiser growing by 7.6%, for Stella Artois by 12.5% and for Corona by 23.0%.

The main business Zones contributing to growth in our consolidated revenues were (i) Latin America North, benefitting from our revenue management initiatives, increased own distribution and premium brand mix; (ii) Latin America South, mainly as a result of growth of our premium and super premium brands, Stella Artois and Corona, as well as good performances by MixxTail in Argentina; (iii) Mexico driven by our revenue management initiatives and a positive impact on our brands mix, driven by Bud Light; and (iv) Asia Pacific, with a 9.8% increase in China, mainly driven by improved brand mix, driven by the growth of Budweiser and our super premium portfolio.

Cost of Sales

The following table reflects changes in cost of sales across our Zones for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	(6,122)	(6,391)	4.2
Mexico	(1,034)	(1,374)	24.7
Latin America North	(3,032)	(3,741)	19.0
Latin America South	(1,232)	(1,081)	(14.0)
Europe	(1,667)	(2,081)	19.9
Asia Pacific	(2,758)	(2,552)	(8.1)
Global Export & Holding Companies	(1,294)	(1,538)	15.9

Total	(17,137)	(18,756)	8.6

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 17,137 million for the year ended 31 December 2015. This represented a decrease of USD 1,619 million or 8.6%, as compared to our consolidated cost of sales for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 237 million for the year ended 31 December 2015 compared to year ended 31 December 2014.

•	Our consolidated cost of sales for the year ended 31 December 2015 also reflects a positive currency translation impact of USD 2,097 million mainly arising from currency translation effects in Latin America North and South, Europe and Mexico.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 3.9%, and by 4.5% on a per hectoliter basis, driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments and product mix. These increases were partly offset by procurement savings and the synergies delivered in Mexico. Our consolidated cost of sales for the year ended 31 December 2015 was partly impacted by the developments in volumes discussed above.

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Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2015 as compared to the year ended 31 December 2014. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2015 were USD 12,700 million, representing a decrease of USD 299 million, or 2.3% compared to our operating expenses for 2014.

Distribution Expenses

The following table reflects changes in distribution expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	(1,317)	(1,324)	0.5
Mexico	(403)	(453)	11.0
Latin America North	(1,137)	(1,404)	19.0
Latin America South	(327)	(290)	(12.8)
Europe	(407)	(477)	14.7
Asia Pacific	(464)	(434)	(6.9)
Global Export & Holding Companies	(202)	(175)	(15.4)

Total	(4,259)	(4,558)	6.6

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 4,259 million for the year ended 31 December 2015. This represented a decrease of USD 299 million, or 6.6%, as compared to the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above positively impacted our consolidated distribution expenses by USD 2 million for the same period last year.

•	Our consolidated distribution expenses for the year ended 31 December 2015 also reflect a positive currency translation impact of USD 672 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, distribution expenses would have increased 8.3%, driven mainly by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South.

Sales and Marketing Expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

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	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	(2,293)	(2,136)	(7.4)
Mexico	(720)	(808)	10.9
Latin America North	(980)	(1,253)	21.8
Latin America South	(394)	(315)	(25.1)
Europe	(888)	(1,067)	16.8
Asia Pacific	(1,399)	(1,227)	(14.0)
Global Export & Holding Companies	(238)	(230)	(3.5)

Total	(6,913)	(7,036)	1.7

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 6,913 million for the year ended 31 December 2015. This represented a decrease of USD 123 million, or 1.7%, as compared to our sales and marketing expenses for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 83 million for the year ended 31 December 2015 compared to the same period last year.

•	Our consolidated sales and marketing expenses for the year ended 31 December 2015 also reflect a positive currency translation impact of USD 867 million.

Excluding the effects of the 2014 and 2015 acquisitions and disposals and currency translation effects, our overall sales and marketing expenses for the year ended 31 December 2015 would have increased 9.4%, with increased support behind the long-term growth of our brands, innovations and sales activations. The increase during the year ended 31 December 2015 compared to a growth of 12.5% in the year ended 31 December 2014, which reflected our FIFA World Cup activations.

Administrative Expenses

The following table reflects changes in administrative expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	(503)	(473)	(6.3)
Mexico	(347)	(430)	19.3
Latin America North	(483)	(581)	16.9
Latin America South	(129)	(106)	(21.7)
Europe	(321)	(362)	11.3
Asia Pacific	(332)	(400)	17.0
Global Export & Holding Companies	(445)	(440)	(1.1)

Total	(2,560)	(2,791)	8.3

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 2,560 million for the year ended 31 December 2015. This represented a decrease of USD 231 million, or 8.3%, as compared to our consolidated administrative expenses for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

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•	The 2014 and 2015 acquisitions and disposals negatively impacted our consolidated administrative expenses by USD 10 million for the year ended 31 December 2015 compared to the year ended 31 December 2014.

•	Our consolidated administrative expenses for the year ended 31 December 2015 also reflect a positive currency translation impact of USD 396 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific to revenue, administrative expenses would have increased by 8.3%, mainly due to variable compensation accruals.

Other Operating Income/(Expense)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	50	299	(83.3)
Mexico	222	237	(6.3)
Latin America North	557	689	(19.2)
Latin America South	16	5	220.0
Europe	19	28	(32.1)
Asia Pacific	140	90	55.6
Global Export & Holding Companies	27	39	(30.8)

Total	1,032	1,386	(25.5)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the year ended 31 December 2015 was USD 1,032 million. This represented a decrease of USD 354 million, or 25.5%, compared to the year ended 31 December 2014.

Other operating income in the year ended 31 December 2014 included a one-time positive accounting adjustment of USD 223 million, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the United States. Furthermore, the results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated, other operating income by USD 58 million for the year ended 31 December 2015 compared to the same period last year.

•	Our other operating income for the year ended 31 December 2015 also reflects a negative currency translation impact of USD 266 million.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2015, exceptional items consisted of restructuring charges, acquisition costs of business combinations, business and asset disposal, impairment of assets and judicial settlement. Exceptional items were as follows for the years ended 31 December 2015 and 2014:

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	Year ended 31 December 2015	Year ended 31 December 2014(1)
	(USD million)
Restructuring	(171)	(158)
Acquisition costs business combination	(55)	(77)
Business and asset disposal	524	157
Impairment of assets	(82)	(119)
Judicial settlement	(80)	—

Total	136	(197)

Notes:

(1)	Reclassified to conform to the 2015 presentation.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 171 million for the year ended 31 December 2015 as compared to a net cost of USD 158 million for the year ended 31 December 2014. These charges primarily relate mainly to the integration of Grupo Modelo and to organizational alignments in North America and Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition Costs and Business Combinations

Acquisition costs of USD 55 million for the year ended 31 December 2015 primarily related to costs incurred in relation to the proposed acquisition of SABMiller.

Business and Asset Disposal

Business and asset disposals amounted to a net benefit of USD 524 million for the year ended 31 December 2015. This gain consists primarily of gains on property sales, and compensation for the termination agreements with Crown imports for the distribution of Grupo Modelo products thought our wholly owned distributors in the U.S., and with Monster for the distribution of its brands through the Anheuser-Busch distribution system.

Impairment of Assets

During the year ended 31 December 2015, we incurred USD 50 million impairment losses related to goodwill and other assets in respect of our operations in Ukraine and impairment of non-core brands for an amount of USD 32 million.

Judicial Settlement

The judicial settlement for the year-end 31 December 2015 relates to the settlement reached between CADE, the Brazilian Antitrust Authority, and Ambev regarding the “Tô Contigo” customer loyalty program. Please also refer to note 30 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
North America	5,520	6,063	(9.0)
Mexico	1,700	1,685	0.9
Latin America North	3,937	4,957	(20.6)
Latin America South	1,380	1,163	18.7
Europe	818	774	5.7
Asia Pacific	833	432	92.8
Global Export & Holding Companies	(283)	37	—

Total	13,904	15,111	(8.0)

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Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 13,904 million for the year ended 31 December 2015. This represented a decrease of USD 1,207 million, or 8.0%, as compared to our profit from operations for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015, currency translation effects and the effects of certain exceptional items as described above.

•	The 2014 and 2015 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 493 million for the year ended 31 December 2015 compared to the same period last year.

•	Our consolidated profit from operations for the year ended 31 December 2015 also reflects a negative currency translation impact of USD 2,111 million.

•	Our profit from operations for the year ended 31 December 2015 was positively impacted by USD 136 million of certain exceptional items, as compared to a negative impact of USD 197 million for the year ended 31 December 2014. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2015 and 2014.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
Profit	9,867	11,302	(12.7)
Net finance cost	1,453	1,319	(10.2)
Income tax expense	2,594	2,499	(3.8)
Share of result of associates	(10)	(9)	11.1

Profit from operations	13,904	15,111	(8.0)
Depreciation, amortization and impairment	3,153	3,353	6.0

EBITDA, as defined	17,057	18,464	(7.6)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

A performance measure such as EBITDA, as defined, is a non-IFRS measure. The financial measure most directly comparable to EBITDA, as defined, presented in accordance with IFRS in our consolidated financial statements, is profit. EBITDA, as defined, is a measure used by our management to evaluate our business performance and is defined as profit from operations before depreciation, amortization and impairment. EBITDA, as defined, is a key component of the measures that are provided to senior management on a monthly basis at the group level, the zone level and lower levels. We believe EBITDA, as defined, is useful to investors for the following reasons.

We believe EBITDA, as defined, facilitates comparisons of our operating performance across our Zones from period to period. In comparison to profit, EBITDA, as defined, excludes items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from EBITDA, as defined, are our share of results of associates, depreciation and amortization, impairment, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance. Because EBITDA, as defined, includes only items management can directly control or influence, it forms part of the basis for many of our performance targets. For example, certain options under our share-based compensation plan were granted such that they vest only when certain targets derived from EBITDA, as defined, were met.

We further believe that EBITDA, as defined, and measures derived from it, are frequently used by securities analysts, investors and other interested parties in their evaluation of us and in comparison to other companies, many of which present an EBITDA performance measure when reporting their results.

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EBITDA, as defined, does, however, have limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to profit as a measure of operating performance, or to cash flows from operating activities as a measure of liquidity. As a result, you should not consider EBITDA, as defined, in isolation from, or as a substitute analysis for, our results of operations. Some limitations of EBITDA, as defined, are:

•	EBITDA, as defined, does not reflect the impact of financing costs on our operating performance. Such costs are significant in light of our increased debt;

•	EBITDA, as defined, does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

•	EBITDA, as defined, does not reflect the impact of charges for existing capital assets or their replacements;

•	EBITDA, as defined, does not reflect our tax expense; and

•	EBITDA, as defined, may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations.

Additionally, EBITDA, as defined, is not intended to be a measure of free cash flow for management’s discretionary use, as it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows.

We compensate for these limitations, in addition to using EBITDA, as defined, by relying on our results calculated in accordance with IFRS.

Our EBITDA, as defined, amounted to USD 17,057 million for the year ended 31 December 2015. This represented a decrease of USD 1,407 million, or 7.6%, as compared to our EBITDA, as defined, for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2014 and 2015 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 218 million (before impairment losses) of certain exceptional items in the year ended 31 December 2015, as compared to a negative impact of USD 78 million (before impairment losses) during the year ended 31 December 2014. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2015 and 2014.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2015 and 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD million)		(%)(1)
Net interest expense	(1,466)	(1,634)	10.3
Net interest on net defined benefit liabilities	(118)	(124)	4.8
Accretion expense	(326)	(364)	10.4
Other financial results	671	294	—

Net finance costs before exceptional finance results	(1,239)	(1,828)	32.2
Mark-to-market adjustment on derivatives	(195)	509	—
Other	(19)	—	—

Exceptional net finance income/(cost)	(214)	509	—

Net finance income/(cost)	(1,453)	(1,319)	(10.2)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2015 was USD 1,453 million, as compared to USD 1,319 million for the year ended 31 December 2014, representing an increase of USD 134 million.

The decrease in net finance costs before exceptional items is driven primarily by lower net interest expenses and positive other financial results, mainly due to net foreign exchange gains on U.S. dollar cash held in Mexico

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and a positive mark-to-market adjustment of USD 844 million linked to the hedging of our share-based payment programs. In 2014, mark-to-market adjustment linked to the hedging of our share-based payment programs amounted to USD 711 million.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices are as follows:

	Year ended 31 December 2015	Year ended 31 December 2014
Share price at the start of the period (in euro)	93.86	77.26
Share price at the end of the period (in euro)	114.4	93.86
Number of derivative equity instruments at the end of the period (in millions)	35.5	33.7

Exceptional net finance cost in 2015 includes a negative mark-to-market adjustment of USD 688 million related to the portion of the hedging of the purchase price of the proposed acquisition of SABMiller that does not qualify for hedge accounting under IFRS rules. This is partly offset by a favorable mark-to-market adjustment of USD 511 million on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a favorable mark-to-market adjustment of USD 509 million in 2014.

The deferred share instrument was hedged at an average price of EUR 68 per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices are as follows:

	Year ended 31 December 2015	Year ended 31 December 2014
Share price at the start of the period (in euro)	93.86	77.26
Share price at the end of the period (in euro)	114.4	93.86
Number of derivative equity instruments at the end of the period (in millions)	23.1	23.1

Share of Result of Associates

Our share of result of associates for the year ended 31 December 2015 was USD 10 million as compared to USD 9 million for the year ended 31 December 2014.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2015 amounted to USD 2,594 million, with an effective tax rate of 20.8%, as compared to an income tax expense of USD 2,499 million and an effective tax rate of 18.1% for the year ended 31 December 2014. The increase in the effective tax rate mainly results from non-deductible foreign exchange losses from certain derivatives entered into in relation to the proposed acquisition of SABMiller that could not qualify for hedge accounting under IFRS rules, as well as unfavorable outcome of tax claims and uncertain tax positions. Changes in country profit mix are also impacting the effective tax rate. See also notes 8, 12 and 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

In 2015 and 2014, we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2015 by USD 44 million. In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

We benefit from tax exempted income and tax credits which are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will expire in 2017. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

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Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 1,594 million for the year ended 31 December 2015, a decrease of USD 492 million from USD 2,086 million for the year ended 31 December 2014, with an improved operating performance of Ambev being offset by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2015 was USD 8,273 million (compared to USD 9,216 million for the year ended 31 December 2014) with basic earnings per share of USD 5.05, based on 1,638 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2015. For the definition of weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.”

Excluding the after-tax exceptional items and unfavorable outcome of tax claims and uncertain tax positions discussed above, profit attributable to our equity holders for the year ended 31 December 2015 would have been USD 8,513 million and basic earnings per share would have been USD 5.20.

Year Ended 31 December 2014 Compared to the Year Ended 31 December 2013

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. Following the closing of the Oriental Brewery acquisition in South Korea on 1 April 2014, we are reporting the results and volumes of the company as of that date.

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(thousand hectoliters)		(%)(1)
North America	121,150	122,116	(0.8)
Mexico	38,800	22,366	73.5
Latin America North	125,418	120,427	4.1
Latin America South	36,826	36,918	(0.2)
Europe	44,278	46,271	(4.3)
Asia Pacific	82,529	65,787	25.4
Global Export & Holding Companies	9,800	12,054	(18.7)

Total	458,801	425,939	7.7

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated volumes were 459 million hectoliters for the year ended 31 December 2014. This represented an increase of 32.9 million hectoliters, or 7.7%, as compared to our consolidated volumes for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and 2014.

•	Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as of that date. In the first five months of 2014, Grupo Modelo contributed an increase of 18.3 million hectoliters to our consolidated volumes. The acquisition primarily affects the Mexico zone and, to a lesser degree, our European and Global Export & Holding Companies volumes.

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•	The 2013 acquisition of four breweries in China impacted positively our volumes by 1.0 million hectoliters for the period in the year ended 31 December 2014 corresponding to the period in 2013 for which volumes from these acquisitions were not included in our consolidated financial reporting.

•	The 2014 acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for the year ended 31 December 2014, increased our volumes by 10.8 million hectoliters.

•	On the same basis, the 2014 acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China impacted positively our volumes by 3.9 million hectoliters while the 2014 acquisitions in the United States and the disposal of Comercio y Distribución Modelo in Mexico had an immaterial impact on our volumes.

For further details of these acquisitions and disposals, see “Item 5. Operating and Financial Review—A. Key Factors affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in our 2014 Annual Report on Form 20-F.

Excluding volume changes attributable to the acquisitions and the discontinued reporting of the interim supply agreement volumes referred to above, our own beer volumes increased 0.3% in the year ended 31 December 2014 compared to our beer volumes for the year ended 31 December 2013. On the same basis, in the year ended 31 December 2014, our non-beer volumes increased by 1.3% compared to the year ended 31 December 2013.

North America

In the year ended 31 December 2014, our volumes in North America decreased by 1.0 million hectoliters or 0.8% compared to the year ended 31 December 2013. We estimate that our shipment volumes in the United States declined by 1.5% and our beer sales-to-retailers adjusted for the number of selling days declined by 1.7% during the year ended 31 December 2014 compared to the year ended 31 December 2013. On the same basis, we estimate that United States beer industry sales-to-retailers adjusted for the number of selling days declined by 0.6% compared to an estimated decline of 1.8% during 2013. We estimate that market share was down approximately 50 bps during 2014 compared to 2013, largely due to Budweiser.

In Canada, we began distributing our Grupo Modelo brands which we assumed from Molson Coors at the beginning of March 2014. Excluding the effect of the distribution of Grupo Modelo brands in Canada, our beer volumes decreased by 0.7% during the year ended 31 December 2014 compared to the year ended 31 December 2013, mainly driven by very cold weather during the first quarter 2014, partly offset by a better industry performance in the fourth quarter 2014.

Mexico

Our volumes in Mexico were 38.8 million hectoliters in the year ended 31 December 2014.

Our combination with Grupo Modelo closed on 4 June 2013. Year-over-year, for the period Grupo Modelo was consolidated, Grupo Modelo volumes grew by 1.2%. We estimate that Mexican beer industry volumes grew by low single digits, driven primarily by a stronger economy.

On the same basis, we estimate that we lost some market share in 2014 driven by regional mix. Industry growth was weaker in the Central region, where we have a high market share, while growth was much stronger in the North, where we have a lower, but growing, market share, based on estimates. We estimate our focus brands grew, with the Corona family continuing to perform well despite supply shortages during the first half of the year, and Bud Light and Victoria volumes also increasing in 2014.

Latin America North

In the year ended 31 December 2014, our volumes in Latin America North increased by 5.0 million hectoliters, or 4.1%, compared to the year ended 31 December 2013, with our beer volumes and soft drinks increasing 4.7% and 2.3%, respectively.

In Brazil, beer volumes increased by 4.7% and soft drinks increased 1.4% during the year ended 31 December 2014 compared to the year ended 31 December 2013. On the same basis, we estimate that beer industry volumes grew by approximately 4.3% during 2014, benefiting from a strong summer and the FIFA World

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Cup. We estimate that our year-over-year market share increased by approximately 30 bps to 68.2%. Premium brands continued to outperform the rest of our portfolio, due to a strong performance by Budweiser.

The consumer environment in Brazil continues to be challenging, and our pack price, returnable package and innovation strategies remain major business priorities.

Latin America South

Latin America South volumes for the year ended 31 December 2014 decreased 0.2% compared to the year ended 31 December 2013, with beer volumes basically flat and non-beer volumes declining 0.6%. On the same basis, beer volumes in Argentina decreased 1.7%, with some market share loss, based on our estimates, due to competitive pressure.

Europe

Our volumes, including subcontracted volumes, for the year ended 31 December 2014 decreased by 2.0 million hectoliters, or 4.3%, compared to the year ended 31 December 2013. Excluding the acquisitions described above, own beer volumes for the year ended 31 December 2014 decreased 6.1% compared to the year ended 31 December 2013, mainly driven by a weak beer industry in Ukraine and Russia, as well as high promotional pressure in Germany. Volume decreases in Europe were partially offset by FIFA World Cup activations in Belgium, Germany and the United Kingdom. Own beer volumes were flat in Belgium, declined by 2.8% in Germany and grew by 2.4% in the United Kingdom.

Asia Pacific

For the year ended 31 December 2014, our volumes grew 16.7 million hectoliters, or 25.4%, compared to the year ended 31 December 2013. Excluding the acquisitions described above, our total volumes would have increased by 1.7% over the same period. On the same basis, we estimate that industry volumes in China declined by approximately 4%, while our volumes increased by 1.6%.

Our focus brands, Budweiser, Harbin and Sedrin, which represent nearly 73% of our portfolio in China, grew by 7.8% in the year ended 31 December 2014 compared to the year ended 31 December 2013. On the same basis, we estimate that we gained market share in 2014, reaching 15.9%.

Global Export & Holding Companies

For the year ended 31 December 2014, Global Export & Holding Companies volumes decreased by 2.3 million hectoliters, or 18.7%, compared to the year ended 31 December 2013. The volume performance mainly results from the combination with Grupo Modelo and by the discontinued reporting of the interim supply agreement volumes referred to above.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2014 as compared to our revenue for the year ended 31 December 2013.

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	16,093	16,023	0.4
Mexico	4,619	2,769	66.8
Latin America North	11,269	11,009	2.4
Latin America South	2,961	3,269	(9.4)
Europe	4,865	4,932	(1.4)
Asia Pacific	5,040	3,354	50.3
Global Export & Holding Companies	2,216	1,839	20.5

Total	47,063	43,195	9.0

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated revenue was USD 47,063 million for the year ended 31 December 2014. This represented an increase of USD 3,868 million, or 9.0%, as compared to our consolidated revenue for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 acquisition of four breweries in China, the 2014 acquisition of Oriental Brewery in South Korea, the acquisition of Siping Ginsber Draft Beer Co., Ltd. and three breweries in China, as well as the disposal of Comercio y Distribución Modelo (further referred to as “2013 and 2014 acquisitions and disposals”), positively impacted our consolidated revenue by USD 1,264 million for the year ended 31 December 2014 compared to year ended 31 December 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 2,384 million to our consolidated revenue.

•	Our consolidated revenue for the year ended 31 December 2014 also reflects an unfavorable currency translation impact of USD 2,371 million mainly arising from currency translation effects in Europe, Latin America North and Latin America South.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our revenue would have increased 6.0% in the year ended 31 December 2014 compared to the year ended 31 December 2013. Our consolidated revenue for the year ended 31 December 2014 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the year ended 31 December 2014 improved, driven by revenue management initiatives and brand mix improvements from our premiumization strategies.

The main business Zones contributing to growth in our consolidated revenues were (i) Latin America North, due to our revenue management initiatives, an increase in own distribution, premium brand mix and package mix; (ii) Latin America South, driven by price increases to offset inflation; and (iii) Asia Pacific, driven primarily by improved brand mix, with consumers trading up to our core plus and premium-priced brands, especially Budweiser and Harbin Ice.

Cost of Sales

The following table reflects changes in cost of sales across our Zones for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	(6,391)	(6,519)	2.0
Mexico	(1,374)	(869)	(58.1)
Latin America North	(3,741)	(3,576)	(4.6)
Latin America South	(1,081)	(1,185)	8.8
Europe	(2,081)	(2,238)	7.0
Asia Pacific	(2,552)	(1,885)	(35.4)
Global Export & Holding Companies	(1,538)	(1,323)	(16.3)

Total	(18,756)	(17,594)	(6.6)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated cost of sales was USD 18,756 million for the year ended 31 December 2014. This represented an increase of USD 1,162 million or 6.6%, as compared to our consolidated cost of sales for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

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•	The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated cost of sales by USD 553 million for the year ended 31 December 2014 compared to year ended 31 December 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 861 million to our consolidated cost of sales.

•	Our consolidated cost of sales for the year ended 31 December 2014 also reflects a positive currency translation impact of USD 864 million mainly arising from currency translation effects in Europe, Latin America North and Latin America South.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 3.5%. Our consolidated cost of sales for the year ended 31 December 2014 was partly impacted by the developments in volumes discussed above. The increase in our cost of sales is also driven primarily by higher depreciation and packaging costs in Brazil, as well as additional bottle costs in Mexico related to higher than expected demand for Corona globally, partly mitigated by procurement savings and efficiency gains.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2014 as compared to the year ended 31 December 2013. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2014 were USD 12,999 million, representing an increase of USD 1,601 million, or 14.0% compared to our operating expenses for 2013.

Distribution Expenses

The following table reflects changes in distribution expenses across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	(1,324)	(1,235)	(7.2)
Mexico	(453)	(232)	(95.3)
Latin America North	(1,404)	(1,351)	(3.9)
Latin America South	(290)	(309)	6.1
Europe	(477)	(497)	4.0
Asia Pacific	(434)	(302)	(43.7)
Global Export & Holding Companies	(175)	(135)	(29.6)

Total	(4,558)	(4,061)	(12.2)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated distribution expenses were USD 4,558 million for the year ended 31 December 2014. This represented an increase of USD 497 million, or 12.2%, as compared to the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated distribution expenses by USD 107 million for the year ended 31 December 2014 compared to the year ended 31 December 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 216 million to our consolidated distribution expenses.

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•	Our consolidated distribution expenses for the year ended 31 December 2014 also reflect a positive currency translation impact of USD 281 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have increased 11.3%, mainly driven by increases in freight rates in the U.S., increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium brands in Brazil, and higher fuel costs and wage increases for unionized workers in Latin America South.

Sales and Marketing Expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	(2,136)	(1,908)	(11.9)
Mexico	(808)	(484)	(66.9)
Latin America North	(1,253)	(1,147)	(9.2)
Latin America South	(315)	(346)	9.0
Europe	(1,067)	(1,049)	(1.7)
Asia Pacific	(1,227)	(833)	(47.3)
Global Export & Holding Companies	(230)	(191)	(20.4)

Total	(7,036)	(5,958)	(18.1)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated sales and marketing expenses were USD 7,036 million for the year ended 31 December 2014. This represented an increase of USD 1,078 million, or 18.1%, as compared to our sales and marketing expenses for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated sales and marketing expenses by USD 274 million for the year ended 31 December 2014 compared to the year ended 31 December 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 352 million to our consolidated sales and marketing expenses.

•	Our consolidated sales and marketing expenses for the year ended 31 December 2014 also reflect a positive currency translation impact of USD 288 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects described above, our overall sales and marketing expenses for the year ended 31 December 2014 would have increased 12.5%, with increased support for our brands, innovations and sales activations in most Zones. The increased investments include the FIFA World Cup activations, particularly in Latin America North and South, Mexico and Europe, as well as investments behind proven trade marketing programs and new programs, such as the Bud Light summer campaign in the United States.

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Administrative Expenses

The following table reflects changes in administrative expenses across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	(473)	(497)	4.8
Mexico	(430)	(234)	(83.8)
Latin America North	(581)	(592)	1.9
Latin America South	(106)	(112)	5.4
Europe	(362)	(359)	(0.8)
Asia Pacific	(400)	(317)	(26.2)
Global Export & Holding Companies	(440)	(429)	(2.6)

Total	(2,791)	(2,539)	(9.9)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our consolidated administrative expenses were USD 2,791 million for the year ended 31 December 2014. This represented an increase of USD 252 million, or 9.9%, as compared to our consolidated administrative expenses for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated administrative expenses by USD 63 million for the year ended 31 December 2014 compared to the year ended 31 December 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial reporting as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 207 million to our consolidated administrative expenses.

•	Our consolidated administrative expenses for the year ended 31 December 2014 also reflect a positive currency translation impact of USD 99 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have increased by 3.2%.

Other Operating Income/(Expense)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	299	67	346.3
Mexico	237	104	127.9
Latin America North	689	807	(14.6)
Latin America South	5	(5)	(200.0)
Europe	28	30	(6.7)
Asia Pacific	90	109	(17.4)
Global Export & Holding Companies	39	48	(18.8)

Total	1,386	1,160	19.5

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

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The net positive effect of our other operating income and expenses for the year ended 31 December 2014 was USD 1,386 million. This represented an increase of USD 226 million, or 19.5%, compared to the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect a negative translation impact of USD 64 million.

The other operating income of USD 1,386 million includes a one-time positive accounting adjustment of USD 223 million, reported in North America, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans.

Excluding the effects of the business acquisitions and disposals, currency translation effects and the one-time accounting adjustment described above, our other operating income and expenses would have increased by 4.2% for the year ended 31 December 2014 as compared to the year ended 31 December 2013. This increase was mainly due to income from government incentives.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2014, exceptional items consisted of restructuring charges, business and asset disposal and acquisition costs of business combinations. Exceptional items were as follows for the years ended 31 December 2014 and 2013:

	Year ended 31 December 2014(1)	Year ended 31 December 2013(1)
	(USD million)
Restructuring	(158)	(118)
Fair value adjustments	—	6,410
Acquisition costs business combinations	(77)	(82)
Business and asset disposal	157	30
Impairment of assets	(119)	—

Total	(197)	6,240

Notes:

(1)	Reclassified to conform to the 2015 presentation.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 158 million for the year ended 31 December 2014 as compared to a net cost of USD 118 million for the year ended 31 December 2013. These charges relate mainly to the integration of Grupo Modelo, organizational alignments in Asia Pacific and Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements.

Business and Asset Disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 157 million for the year ended 31 December 2014 mainly attributable to additional proceeds from the sale of the Central European operations to CVC Capital Partners and the disposal of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico. See note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in our 2014 Annual Report on Form 20-F.

Acquisitions Costs Business Combinations

Acquisition costs of USD 77 million for the year ended 31 December 2014 primarily relate to cost incurred for the acquisition of Oriental Brewery that closed on 1 April 2014. See note 6 to our audited consolidated financial statements as of 31 December 2014 and 2013, and for the three years ended 31 December 2014 included in our 2014 Annual Report on Form 20-F.

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Impairment of assets

Impairment of assets mainly relates to the closure of the Angarsk and Perm breweries in Russia.

Fair value adjustments

Fair value adjustments recognized during the year ended 31 December 2013 of USD 6,410 million mainly relate to the exceptional, non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

	Year ended 31 December 2014	Year ended 31 December 2013(2)	Change
	(USD million)		(%)(1)
North America	6,063	5,927	2.3
Mexico	1,685	1,000	68.5
Latin America North	4,957	5,145	(3.7)
Latin America South	1,163	1,306	(10.9)
Europe	774	782	(1.0)
Asia Pacific	432	101	327.7
Global Export & Holding Companies	37	6,181	—

Total	15,111	20,443	(26.1)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect changes in the segment reporting. See “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

Our profit from operations amounted to USD 15,111 million for the year ended 31 December 2014. This represented a decrease of USD 5,332 million, or 26.1%, as compared to our profit from operations for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014, currency translation effects and the effects of certain exceptional items as described above.

•	The 2013 and 2014 acquisitions and disposals positively impacted our consolidated profit from operations by USD 412 million for the year ended 31 December 2014 compared to the year ended 31 December 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013 and was included in our consolidated financial volumes as from that date. In the first five months of 2014, Grupo Modelo contributed an increase of USD 771 million to our consolidated profit from operations.

•	Our consolidated profit from operations for the year ended 31 December 2014 also reflects a negative currency translation impact of USD 858 million.

•	Our profit from operations for the year ended 31 December 2014 was negatively impacted by USD 197 million of certain exceptional items, as compared to a positive impact of USD 6,240 million for the year ended 31 December 2013. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2014 and 2013.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2014 as compared to the year ended 31 December 2013:

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	Year ended 31 December 2014	Year ended 31 December 2013	Change
	(USD million)		(%)(1)
Profit	11,302	16,518	(31.6)
Net finance cost	1,319	2,203	40.1
Income tax expense	2,499	2,016	(24.0)
Share of result of associates	(9)	(294)	—

Profit from operations	15,111	20,443	(26.1)
Depreciation, amortization and impairment	3,353	2,985	(12.3)

EBITDA, as defined	18,464	23,428	(21.2)

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

See “—Year Ended 31 December 2015 Compared to the Year ended 31 December 2014—EBITDA, as defined” above for more information about our definition of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 18,464 million for the year ended 31 December 2014. This represented a decrease of USD 4,964 million, or 21.2%, as compared to our EBITDA, as defined, for the year ended 31 December 2013. The results for the year ended 31 December 2014 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2013 and 2014 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 78 million (before impairment losses) of certain exceptional items in the year ended 31 December 2014, as compared to a positive impact of USD 6,240 million during the year ended 31 December 2013. See “—Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2014 and 2013.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2014 and 2013:

	Year ended 31 December 2014	Year ended 31 December 2013	Change
	(USD million)		(%)(1)
Net interest expense	(1,634)	(1,719)	4.9
Net interest on net defined benefit liabilities	(124)	(156)	20.5
Accretion expense	(364)	(360)	(1.1)
Other financial results	294	(251)	217.1

Net finance costs before exceptional items	(1,828)	(2,486)	26.5
Mark-to-market adjustment on derivatives	509	384	32.6
Other financial results	—	(101)	—

Exceptional finance income/(cost)	509	283	79.9

Net finance costs	(1,319)	(2,203)	40.1

Notes:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2014 was USD 1,319 million, as compared to USD 2,203 million for the year ended 31 December 2013, representing a decrease of USD 884 million. The decrease is mainly driven by lower interest expenses, currency gains reported in other financial results, and a mark-to-market gain of USD 711 million linked to the hedging of our share based payment programs, compared to a gain of USD 456 million during the year ended 31 December 2013. The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the 12-month period ended 31 December 2014 and 2013, are shown in the table below:

	Year ended 31 December 2014	Year ended 31 December 2013
Share price at the start of the period (in euro)	77.26	65.74
Share price at the end of the period (in euro)	93.86	77.26
Number of derivative equity instruments at the end of the period (in millions)	33.7	28.3

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Exceptional net finance income was USD 509 million resulting from gains related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a gain of USD 283 million during the year ended 31 December 2013, of which USD 101 million cost related to commitment and utilization fees incurred for the 2012 Facility agreement entered into to fund the Grupo Modelo combination and USD 384 million gain related to gains on derivatives entered to hedge the deferred share instrument mentioned above. By 31 December 2014, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the quarter, are shown in the table below:

	Year ended 31 December 2014	Year ended 31 December 2013
Share price at the start of the period (in euro)	77.26	65.74
Share price of additional hedges in the period (in euro)	—	69.47
Share price at the end of the period (in euro)	93.86	77.26
Number of derivative equity instruments at the start of the period (in millions)	23.1	9.5
Number of derivative equity instruments at the end of the period (in millions)	23.1	23.1

Share of Result of Associates

Our share of result of associates for the year ended 31 December 2014 was USD 9 million as compared to USD 294 million for the year ended 31 December 2013. In 2013, the share of results of associates reflected our equity investment in Grupo Modelo. The results of Grupo Modelo have been fully consolidated since the combination with Grupo Modelo on 4 June 2013.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2014 amounted to USD 2,499 million, with an effective tax rate of 18.1%, as compared to an income tax expense of USD 2,016 million and an effective tax rate of 11.1% for the year ended 31 December 2013. The increase in the effective tax rate mainly resulted from the 2013 non-taxable, exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo, and changes in country profit mix, including the impact resulting from the combination with Grupo Modelo.

In 2014 and 2013. we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 and the merger of Beverage Associates Holding Limited (“BAH”) into Ambev in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger between InBev Holding Brasil S.A. and Ambev in July 2005 expired in 2013, and the impact of the tax deductible goodwill resulting from the merger of BAH into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2014 by USD 81 million. In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the merger between InBev Holding Brasil S.A. and Ambev. In the event Ambev is required to pay these amounts, we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs. In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of BAH into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Special Goodwill Reserve” for further information.

We benefit from tax exempted income and tax credits that are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will expire in 2017. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 2,086 million for the year ended 31 December 2014, a decrease of USD 38 million from USD 2,124 million for the year ended 31 December 2013, with improved operating performance in Ambev being offset by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2014 was USD 9,216 million (compared to USD 14,394 million for the year ended 31 December 2013) with basic earnings per share of USD 5.64, based on 1,634 million shares outstanding, representing the weighted average number of shares outstanding

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during the year ended 31 December 2014. For the definition of weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.” The decrease in profit attributable to our equity holders during the year ended 31 December 2014 was mainly driven by the exceptional impact in 2013 of revaluing the initial investment held in Grupo Modelo (see “Exceptional Items” above), partially offset by higher profit from operations, including the results from Modelo for the year ended 31 December 2014 and the results of Oriental Brewery as from 1 April 2014 and lower net finance costs. Profit attributable to our equity holders for the year ended 31 December 2014 also includes the benefit of a one-time gain of USD 223 million following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the year ended 31 December 2014 would have been USD 8,865 million and basic earnings per share would have been USD 5.43.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2015, 2014 and 2013:

	Year ended 31 December
	2015	2014	2013
U.S. dollar	34.0%	32.4%	35.3%
Brazilian real	18.5%	22.1%	23.8%
Mexican peso	11.1%	11.9%	7.9%
Chinese yuan	9.6%	8.2%	7.7%
Euro	6.0%	6.6%	6.4%
Canadian dollar	4.1%	3.6%	4.6%
Argentine peso	4.8%	4.2%	4.6%
South Korean won	3.0%	2.4%	—
Russian ruble	1.2%	1.7%	2.4%
Other	7.7%	6.9%	7.3%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2015, 2014 and 2013:

•	We recorded a negative translation impact of USD 5,957 million on our revenue for the year ended 31 December 2015 (as compared to a negative impact of USD 2,371 million on our revenue in 2014 and 1,466 million on our revenue in 2013) and a negative translation impact of USD 2,111 million on our profit from operations for the year ended 31 December 2015 (as compared to a negative impact of USD 858 million on our profit from operations in 2014 and a negative impact of USD 491 million in 2013).

•	Our reported profit (after tax) was negatively affected by a USD 1,492 million translation impact for the year ended 31 December 2015 (as compared to a negative translation impact of USD 534 million in 2014 and USD 389 million in 2013), while the negative translation impact on our earnings per share base for the year ended 31 December 2015 (profit attributable to our equity holders) was USD 1,109 million or USD 0.68 per share (as compared to a negative impact of USD 316 million or USD 0.19 per share in 2014 and USD 167 million or USD 0.10 per share in 2013).

•	Our net debt decreased by USD 1,100 million in the year ended 31 December 2015 as a result of translation impacts (as compared to a decrease of USD 447 million in 2014, and an increase of USD 606 million in 2013).

•	Equity attributable to our equity holders decreased by USD 6,157 million in the year ended 31 December 2015 as a result of translation impacts (as compared to a decrease of USD 4,374 million in 2014 and a decrease of USD 3,109 million in 2013).

G. LIQUIDITY AND CAPITAL RESOURCES

General

Our primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. Our material cash requirements have included the following:

•	Debt service;

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•	Capital expenditures;

•	Investments in companies participating in the brewing, carbonated soft drink and malting industries;

•	Increases in ownership of our subsidiaries or companies in which we hold equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

We are of the opinion that our working capital, as an indicator of our ability to satisfy our short-term liabilities, is, based on our expected cash flow from operations for the coming 12 months, sufficient for the 12 months following the date of this Form 20-F. Over the longer term, we believe that our cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward. As part of our cash flow management, we manage capital expenditures by optimizing use of our existing brewery capacity and standardizing operational processes to make our capital investments more efficient. We are also attempting to improve operating cash flow through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers.

Equity attributable to our equity holders and non-controlling interests amounted to USD 45.7 billion as of 31 December 2015 (USD 54.2 billion as of 31 December 2014 and USD 55.3 billion as of 31 December 2013) and our net debt amounted to USD 42.2 billion as of 31 December 2015 (USD 42.1 billion as of 31 December 2014 and USD 38.8 billion as of 31 December 2013). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

In connection with the proposed acquisition of SABMiller, we entered into a USD 75.0 billion senior facilities agreement (the “2015 Senior Facilities Agreement”) on 28 October 2015, consisting of a USD 15.0 billion 364-day bridge facility, a second USD 15.0 billion 364-day bridge facility (with an option to extend for an additional 12 months), a USD 10.0 billion 364-day disposals bridge facility, a USD 25.0 billion two-year term facility (with an option to extend for an additional 12 months) and a USD 10.0 billion five-year term facility. As of 31 December 2015, we had not made any drawdowns under the 2015 Senior Facilities Agreement.

In January 2016, we issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion (see “—Funding Sources—Borrowings.”). Upon receipt of these proceeds, we were required to cancel the two USD 15.0 billion bridge facilities under the 2015 Senior Facilities Agreement, and in addition, we elected to cancel USD 12.5 billion of the two-year term facility. As a result of such cancellations, as of the date of this Form 20-F, the total committed amount under the 2015 Senior Facilities Agreement comprised USD 22.5 billion under the term facilities and USD 10.0 billion under the disposals bridge facility.

We also have a revolving facility under our 2010 Senior Facilities Agreement, with a total commitment of USD 9.0 billion, maturing in August 2020. As of 31 December 2015, the revolving facility was fully undrawn.

Our ability to manage the maturity profile of our debt and repay our outstanding indebtedness in line with management plans will nevertheless depend upon market conditions. If such uncertain market conditions as experienced in the period between late 2007 and early 2009 and again in 2011 continue in the future, our financing costs could increase beyond what is currently anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due would have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Existing Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions.”

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2015 amounted to USD 6,965 million.

As of 31 December 2015, we had total liquidity of USD 15,965 million, which consisted of USD 9.0 billion available under committed long-term credit facilities and USD 6,965 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

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Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2015, 2014 and 2013:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Cash flow from operating activities	14,121	14,144	13,864
Cash flow from (used in) investing activities(1)	(4,930)	(11,060)	(10,182)
Cash flow from (used in) financing activities(1)	(9,281)	(3,947)	242

Net increase/(decrease) in cash and cash equivalents	(90)	(863)	3,924

Notes:

(1)	Reclassified to conform to the 2015 presentation.

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2015, 2014 and 2013 were as follows:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Profit (including non-controlling interests)	9,867	11,302	16,518
Revaluation of initial investment Grupo Modelo	—	—	(6,415)
Interest, taxes and non-cash items included in profit	6,859	7,029	7,135

Cash flow from operating activities before changes in working capital and provisions	16,726	18,331	17,238
Change in working capital(1)	1,786	815	866
Pension contributions and use of provisions	(449)	(458)	(653)
Interest and taxes (paid)/received	(3,964)	(4,574)	(4,193)
Dividends received	22	30	606

Cash flow from operating activities	14,121	14,144	13,864

Notes:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Non-cash items included in profit include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for a more comprehensive overview of our cash flow from operating activities.

Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the 2008 Anheuser-Busch acquisition, the 2013 Grupo Modelo combination and the proposed acquisition of SABMiller), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow from Investing Activities” and “—Cash Flow from Financing Activities,” below.

Net cash from operating activities in 2015 decreased by USD 23 million, or 0.2%, from USD 14,144 million in 2014 to USD 14,121 million in 2015, mainly explained by unfavorable foreign exchange translational impacts, partly offset by strong working capital management and increases of trade payables at year-end, related to the timing of our capital expenditures, these payables having, on average, longer payment terms.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD

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1,786 million to operational cash flow in 2015. This contribution includes USD 300 million cash inflow from derivatives. By the end of 2014, we had satisfied ahead of schedule our target of delivering USD 500 million of working capital improvements within two years of the completion of the combination with Grupo Modelo.

Net cash from operating activities in 2014 increased by USD 280 million, or 2.0%, from USD 13,864 million in 2013 to USD 14,144 million in 2014. The increase mainly results from higher profits generated in 2013 following the combination with Grupo Modelo.

Cash Flow from Investing Activities

Our cash flows from investing activities for the years ended 31 December 2015, 2014 and 2013 were as follows:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Net capital expenditure(1)	(4,337)	(4,122)	(3,612)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of	(918)	(6,700)	(17,397)
Proceeds from the sale of / (investment in) short-term debt securities	169	(187)	6,707
Net of tax proceeds from the sale of assets held for sale	397	(65)	4,002
Other(2)	(241)	14	118

Cash flow from (used in) investing activities	(4,930)	(11,060)	(10,182)

Notes:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	Reclassified to conform to the 2015 presentation.

Net cash used in investing activities was USD 4,930 million in 2015 as compared to USD 11,060 million in 2014.

Our net capital expenditures amounted to USD 4,337 million in 2015 and USD 4,122 million in 2014. Out of the total capital expenditures of 2015, approximately 52% was used to improve our production facilities while 36% was used for logistics and commercial investments. Approximately 12% was used for improving administrative capabilities and purchase of hardware and software.

Net cash used in investing activities was USD 11,060 million in 2014 as compared to USD 10,182 million in 2013. The evolution of the cash used in investment activities in 2014 mainly reflects the Oriental Brewery acquisition.

Cash Flow from Financing Activities

Our cash flows from financing activities for the years ended 31 December 2015, 2014 and 2013 were as follows:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Dividends paid(1)	(7,966)	(7,400)	(6,253)
Net (payments on) / proceeds from borrowings	457	3,223	4,458
Net proceeds from the issue of share capital	5	83	73
Share buyback	(1,000)	—
Cash received for deferred shares instrument	—	—	1,500
Other (including net financing costs other than interest)(2)	(777)	147	464

Cash flow from (used in) financing activities	(9,281)	(3,947)	242

Notes:

(1)

Dividends paid in 2015 consisted primarily of USD 6.6 million paid by Anheuser-Busch InBev SA/NV and USD 1.3 million paid by Ambev. Dividends paid in 2014 consisted primarily of USD 5.4 billion paid by Anheuser-Busch InBev SA/NV and USD 2.0 billion paid by Ambev. Dividends paid in 2013 consisted

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primarily of USD 4,821 million paid by Anheuser-Busch InBev SA/NV and USD 1,281 million paid by Ambev.

(2)	Reclassified to conform to 2015 presentation.

Cash outflow from financing activities amounted to USD 9,281 million in 2015, as compared to a cash outflow of USD 3,947 million in 2014. The cash outflow from financing activities in 2015 reflects the share buyback and higher dividends paid.

See “—Borrowings” below for details of long-term debt we entered into during 2015.

Cash flows from financing activities amounted to USD 3,947 million in 2014, as compared to a cash inflow of USD 242 million in 2013. The cash flow from financing activities in 2014 reflects the funding of the Oriental Brewery acquisition and higher dividends paid.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 25.7% of our actual reported profit from operations for the year ended 31 December 2015, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.

Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from Ukraine are subject to obtaining specific permits.

Funding Sources

Funding Policies

We aim to secure committed credit lines with financial institutions to cover our liquidity risk on a 12-month and 24-month basis. Liquidity risk is identified using both the budget and strategic planning process input of the group on a consolidated basis. Depending on market circumstances and the availability of local debt capital markets, we may decide, based on liquidity forecasts, to secure funding on a medium- and long-term basis.

We also seek to continuously optimize our capital structure targeting to maximizing shareholder value while keeping desired financial flexibility to execute strategic projects. Our capital structure policy and framework aims to optimize shareholder value through cash flow distribution to us from our subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below our weighted average cost of capital.

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments less bank overdrafts at each of 31 December 2015, 2014 and 2013 were as follows:

	Year ended 31 December (audited)
	2015	2014	2013
	(USD million)
Cash and cash equivalents	6,923	8,357	9,839
Bank overdrafts	(13)	(41)	(6)
Investment in short-term debt securities	55	301	123

Cash and Cash Equivalents and Short-Term Investments	6,965	8,616	9,956

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Borrowings

In 2010, we entered into a senior facilities agreement (the “2010 Senior Facilities Agreement”). The 2010 Senior Facilities Agreement comprised a USD 5.0 billion term loan maturing in 2013, which was fully prepaid and terminated in April 2013, and a USD 8.0 billion multi-currency revolving credit facility maturing in 2015. In 2013, we amended the terms of the revolving facility, extending the provision of USD 7.2 billion to a revised maturity of July 2018. On 28 August 2015, we further amended the terms of the revolving facility to increase the total commitment to USD 9.0 billion and to extend the maturity to August 2020. As of 31 December 2015, the revolving facility was fully undrawn.

In connection with the proposed acquisition of SABMiller, we entered into a USD 75.0 billion senior facilities agreement on 28 October 2015, consisting of a USD 15.0 billion 364-day bridge facility, a second USD 15.0 billion 364-day bridge facility (with an option to extend for an additional 12 months), a USD 10.0 billion 364-day disposals bridge facility, a USD 25.0 billion two-year term facility (with an option to extend for an additional 12 months) and a USD 10.0 billion five-year term facility. As of 31 December 2015, we had not made any drawdowns under the 2015 Senior Facilities Agreement and, on 27 January 2016, we cancelled USD 42.5 billion of the USD 75.0 billion available under the 2015 Senior Facilities Agreement. The terms of the Revolving Facility and the 2015 Senior Facilities Agreement, as well as their intended uses, are described under “Item 10. Additional Information—C. Material Contracts.”

Furthermore, in 2015 and in 2016 to date, we completed the following debt capital market offerings:

•	On 20 April 2015, we issued EUR 3.0 billion aggregate principal amount of bonds, consisting of EUR 1.25 billion aggregate principal amount of fixed rate notes due 2030; EUR 1.0 billion aggregate principal amount of fixed rate notes due 2023; and EUR 0.75 billion aggregate principal amount of floating rate notes due 2018. The fixed rate notes bear interest at an annual rate of 1.500% for the 2030 notes and 0.800% for the 2023 notes. The floating rate notes bear interest at an annual rate of 25.00 basis points above the three-month EURIBOR.

•	On 23 July 2015, we issued USD 565 million aggregate principal amount of fixed rate notes due 2045. The fixed rate notes bear interest at an annual rate of 4.600%. The use of the proceeds of such issuance was for general corporate purposes.

•	On 25 January 2016, we issued USD 46.0 billion aggregate principal amount of notes, consisting of USD 500 million aggregate principal amount of floating rate notes due 2021; USD 4.0 billion aggregate principal amount of fixed rate notes due 2019; USD 7.5 billion aggregate principal amount of fixed rate notes due 2021; USD 6.0 billion aggregate principal amount of fixed rate notes due 2023; USD 11.0 billion aggregate principal amount of fixed rate notes due 2026; USD 6.0 billion aggregate principal amount of fixed rate notes due 2036 and USD 11.0 billion aggregate principal amount of fixed rate notes due 2046. The floating rate notes bear interest at an annual rate of 126 basis points above three-month LIBOR. The fixed rate notes bear interest at an annual rate of 1.900% for the 2019 notes, 2.650% for the 2021 notes, 3.300% for the 2023 notes, 3.650% for the 2026 notes, 4.700% for the 2036 notes and 4.900% for the 2046 notes. Substantially all of the net proceeds of the offering will be used to fund a portion of the purchase price for the acquisition of SABMiller and related transactions. The remainder of the net proceeds will be used for general corporate purposes. The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the acquisition of SABMiller is not consummated on or prior to 11 November 2016 (which date is extendable at our option to 11 May 2017) or if, prior to such date, we announce the withdrawal or lapse of the acquisition of SABMiller and that we are no longer pursuing the acquisition of SABMiller.

•	On 29 January 2016, we issued USD 1.47 billion aggregate principal amount of fixed rate notes due 2046. The fixed rate notes bear interest at an annual rate of 4.915% . Substantially all of the net proceeds of the offering are expected to be used to fund a portion of the purchase price for the acquisition of SABMiller and related transactions. The remainder of the net proceeds will be used for general corporate purposes.

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings are incurred to fund significant acquisitions of subsidiaries, such as the borrowings to fund the combination with Grupo Modelo. Although seasonal factors affect the business, they have little effect on our borrowing requirements.

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We have a Euro Medium-Term Notes Programme (the “EMTN Programme”) under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc. and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 43.4 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon, or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes, there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2015, the total outstanding debt under the EMTN Programme amounted to EUR 13.4 billion (USD 14.6 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.1 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 3.0 billion. As of 31 December 2015, the total outstanding commercial paper under these programs amounted to USD 2.1 billion. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under this commercial programs as they becomes due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2015, after certain hedging and fair value adjustments, USD 6.1 billion, or 12.4%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 43.3 billion, or 87.6%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar, the euro, the Brazilian real, the pound sterling and the Canadian dollar. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

The currency of borrowing is driven by various factors in the different countries of operation, including a need to hedge against functional currency inflation, currency convertibility constraints, or restrictions imposed by exchange control or other regulations. In accordance with our policy aimed at achieving an optimal balance between cost of funding and volatility of financial results, we seek to proactively address and manage the relationship between borrowing liabilities and functional currency cash flow, and we may enter into certain financial instruments in order to mitigate currency risk.

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of EBITDA, as defined, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—EBITDA, as defined.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

We were in compliance with all our debt covenants as of 31 December 2015. The 2010 Senior Facilities Agreement and the 2015 Senior Facilities Agreement do not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 22 of our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

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The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2015 and 2014:

	Year ended 31 December (audited)
	2015	2014
	(USD million)
Secured bank loans	277	286
Commercial papers	2,087	2,211
Unsecured bank loans	1,469	820
Unsecured bond issues	45,442	47,549
Unsecured other loans	52	82
Finance lease liabilities	126	133

Total	49,453	51,081

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2015:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	277	102	72	20	28	55
Commercial papers	2,087	2,087	—	—	—	—
Unsecured bank loans	1,469	1,380	84	—	5	—
Unsecured bond issues	45,442	2,330	6,415	4,613	10,163	21,921
Unsecured other loans	52	9	10	8	9	16
Finance lease liabilities	126	4	4	5	15	98

Total	49,453	5,912	6,585	4,646	10,220	22,090

Notes:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2015.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of 31 December 2015, our credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was A2 for long-term obligations and P-1 for short-term obligations, and was under review for downgrade. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 4,337 million during 2015 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2015, approximately 52% was used to improve our production facilities while 36% was used for logistics and commercial investments. Approximately 12% was used for improving administrative capabilities and purchase of hardware and software.

We spent USD 4,122 million during 2014 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2014, approximately 50% was used to improve our production facilities while 40% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software. Our capital expenditures are primarily funded through cash from operating activities.

We spent USD 3,612 million during 2013 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2013, approximately 57% was used to improve our production facilities while 34% was used for logistics and commercial investments. Approximately 9% was used for improving administrative capabilities and purchase of hardware and software.

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Research and Development

In 2015, we spent USD 207 million (USD 217 million in 2014 and USD 185 million in 2013) on research and development. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development. For further information, see “Item 4. Information on the Company—B. Business Overview—10. Intellectual Property; Research and Development—Research and Development.”

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations— Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2015, 2014, and 2013. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

Net Debt and Equity

We define net debt as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in our overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging.

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2015	2014
	(USD million)
Non-current interest bearing loans and borrowings	43,541	43,630
Current interest bearing loans and borrowings	5,912	7,451
Total	49,453	51,081
Bank overdrafts	13	41
Cash and cash equivalents	(6,923)	(8,357)
Interest-bearing loans granted (included within Trade and other receivables)	(286)	(308)
Debt securities (included within Investment securities) (1)	(72)	(322)

Total net debt	42,185	42,135

Notes:

(1)	See note 22 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

Net debt as of 31 December 2015 was USD 42.2 billion, an increase of USD 0.1 billion as compared to 31 December 2014. Apart from operating results net of capital expenditures, the net debt is mainly impacted by share buyback (USD 1.0 billion), dividend payments to shareholders of AB InBev and Ambev (USD 8.0 billion ), the payment of interests and taxes (USD 4.0 billion) and the impact of changes in foreign exchange rates (USD 1.1 billion decrease of net debt).

Net debt as of 31 December 2014 was USD 42.1 billion, an increase of USD 3.3 billion as compared to 31 December 2013. Apart from operating results net of capital expenditures, the net debt was mainly impacted by the Oriental Brewery acquisition (USD 5.5 billion), dividends paid to shareholders of AB InBev and Ambev (USD 7.4 billion), the payment of interests and taxes (USD 4.6 billion) and the impacts of changes in foreign exchange rates (USD 447 million decrease of net debt).

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2015 was USD 42,137 million, compared to USD 49,972 million as at 31 December 2014. The combined effect of the weakening of mainly the closing rates of the Argentine peso, the Brazilian real, the Canadian dollar, the Chinese yuan, the euro, the Mexican peso, the pound sterling, the Russian ruble and the South Korean won resulted in a negative foreign exchange translation adjustment of USD 6,157 million.

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Consolidated equity attributable to equity holders of AB InBev as at 31 December 2014 was USD 49,972 million, compared to USD 50,365 million as at 31 December 2013. The combined effect of the weakening of mainly the closing rates of the euro, the Brazilian real, the Argentine peso, the Mexican peso, the pound sterling, the Russian ruble and the Chinese yuan resulted in a negative foreign exchange translation adjustment of USD 4,374 million.

Further details on equity movements can be found in our consolidated statement of changes in equity to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended, 31 December 2015.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. We expect our net debt to EBITDA, as defined (adjusted for exceptional items) ratio to increase meaningfully in excess of 2x upon completion of the Transaction.

See “—Borrowings” above for details of long-term debt we entered into during 2015.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2015:

			Payment Due By Period
Contractual Obligations	Contractual cash flows(2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	(340)	(115)	(81)	(27)	(39)	(78)
Commercial papers	(2,089)	(2,089)	—	—	—	—
Unsecured bank loans	(1,740)	(1,446)	(216)	(56)	(22)	—
Unsecured bond issues	(63,694)	(3,434)	(8,036)	(6,209)	(12,546)	(33,469)
Unsecured other loans	(114)	(15)	(16)	(14)	(15)	(54)
Finance lease liabilities	(218)	(13)	(14)	(14)	(32)	(145)
Bank overdraft	(13)	(13)	—	—	—	—
Operating lease liabilities	(1,099)	(108)	(105)	(103)	(190)	(593)
Purchase commitments	(8,830)	(4,902)	(2,056)	(1,261)	(303)	(308)
Trade and other payables	(19,082)	(17,616)	(454)	(184)	(392)	(436)

Total	(97,219)	(29,751)	(10,978)	(7,868)	(13,539)	(35,083)

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.
(2)	The loan and bond F-Pages 67 | 1110 issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—Item G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 23 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2016 onwards. In 2015, our employer

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contributions to defined benefit and defined contribution pension plans amounted to USD 365 million. Contributions to defined benefit pension plans for 2016 are estimated to be approximately USD 242 million for our funded defined benefit plans, and USD 61 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 23 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2015 and 2014:

	Year ended 31 December (audited)
	2015	2014
	(USD million)
Collateral given for own liabilities	562	641
Collateral and financial guarantees received for own receivables and loans to customers	194	193
Contractual commitments to purchase property, plant and equipment	750	647
Contractual commitments to acquire loans to customers	14	13
Other commitments	1,713	1,801

On 23 July 2015, we entered into a subscription agreement for private placement of shares of Guangzhou Zhujiang Brewery Co., Ltd (“Zhujiang Brewery”), investing no less than RMB 1.6 billion (approximately USD 258 million) to increase its holdings in Zhujiang Brewery to 29.99%, subject to various regulatory approvals. This additional investment allows us to further deepen the strategic partnership with Zhujiang Brewery which started in the early 1980s.

On 11 November 2015, one of our indirect subsidiaries entered into an agreement to acquire the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of our subsidiaries. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business. The transaction closed on 20 January, 2016.

As at 31 December 2015, the following M&A related commitments existed with respect to the combination with Grupo Modelo:

•	In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. Pending the delivery of AB InBev shares, we will pay a coupon on each undelivered share, so that the Deferred Share Instrument holders are compensated on an after-tax basis, for dividends they would have received had AB InBev shares been delivered to them prior to the record date for such dividend.

•	On 7 June 2013, in a transaction related to the combination with Grupo Modelo, we entered into a three-year transition services agreement with Constellation Brands, Inc. by virtue of which Grupo Modelo or its affiliates agreed to provide certain transition services to Constellation Brands, Inc. to ensure a smooth operational transition of the Piedras Negras brewery. We have also entered into an interim supply agreement with Constellation Brands, Inc. for an initial three-year term, whereby Constellation can purchase inventory from us or our affiliates under a specified pricing while the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the U.S. demand.

As at 31 December 2015, the following M&A related commitments existed with respect to the proposed acquisition of SABMiller:

•	On 11 November 2015, our board and the board of SABMiller announced that we had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by us. Under the terms of the Transaction, each SABMiller shareholder will be entitled to receive GBP 44.00 in cash in respect of each SABMiller share, with a partial share alternative available for approximately 41.6% of the SABMiller shares. The board of SABMiller has unanimously recommended the cash offer of GBP 44.00 per SABMiller share to SABMiller shareholders. The Transaction is subject to regulatory and shareholder approvals and closing is expected to occur during the second half of 2016.

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•	On 11 November 2015, we also announced an agreement with Molson Coors Brewing Company, conditional on completion of the Transaction, regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and in the Miller Global Brand Business to Molson Coors Brewing Company. The total transaction is valued at USD 12 billion and is conditional on completion of the Transaction.

•	On 10 February 2016, we announced that we had received a binding offer from Asahi to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.). The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands and the UK and internationally at EUR 2,550 million on a debt free/cash basis. The parties have commenced the relevant employee information and consultation processes, during which time we have agreed to a period of exclusivity with Asahi in respect of these brands and businesses. Asahi’s offer is conditional on the successful closing of the Transaction.

•	On 2 March 2016, we announced that we had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional on the successful closing of the Transaction and is subject to any applicable regulatory approvals in China.

•	There is no guarantee that the regulatory pre-conditions and conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Transaction not being completed and, in certain circumstances, including if any regulatory pre-condition or condition is not satisfied by the specified long stop date of 11 May 2017 (unless extended), we may be required to pay or procure the payment to SABMiller of a break payment of USD 3.0 billion.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

Contingencies

We are subject to various contingencies with respect to tax, labor, distributors and other claims. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. To the extent that we believe these contingencies will probably be realized, a provision has been recorded in our balance sheet.

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 30 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject. Please also refer to note 29 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

In order to fulfill our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 15 million of our own ordinary shares. We shall pay the lenders any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2015, 10.6 million loaned securities were used to fulfill our stock option plan commitments. Please also refer to note 29 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015.

J. OUTLOOK AND TREND INFORMATION

We continue to expect the Transaction to complete in the second half of 2016, subject to the satisfaction or waiver of the conditions and pre-conditions thereto. However, given the uncertainty regarding the timing of completion, we present our outlook for 2016 excluding any impact from the Transaction except where specified.

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In terms of our outlook for 2016, we expect revenue per hectoliter to grow organically ahead of inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix.

In the United States, we expect industry volumes to continue to improve in 2016. We expect our own sales-to-wholesalers and sales-to-retailers to converge on a full-year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix.

In Mexico, we expect another year of solid growth in industry volumes, driven by a favorable macro-environment and our own commercial initiatives.

In Brazil, we expect the economy to remain challenging in 2016. We expect our own net revenues to grow organically by mid to high single digits in 2016, after an expected weak first quarter due to a tough comparable.

In China, we expect industry volumes to remain under pressure in 2016. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands.

We expect cost of sales per hectoliter to increase by mid-single digits on a constant geographic basis, driven by unfavorable foreign exchange transactional impacts and growth in our premium brands.

We expect distribution expenses per hectoliter to increase organically by high single digits, driven by the growth in our premium brands, as well as an increase in own distribution in Brazil, both of which we expect to be more than offset by the increase in net revenue.

We expect sales and marketing investments to grow by high single to low double digits, weighted towards the first half of the year, as we continue to invest behind our brands and global platforms for the long-term.

We expect the average rate of interest on net debt in 2016, excluding the impact of the Transaction, to be in the range of 3.5% to 4.0%. Net pension interest expense and accretion expenses are expected to be approximately USD 30 million and USD 85 million per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs. The net cost of the pre-funding of the SABMiller purchase price will be accounted for in net interest expense and is expected to amount to approximately USD 400 million in a full quarter.

We expect net capital expenditure of approximately USD 4.0 billion in 2016. This represents a reduction of approximately USD 300 million compared to 2015, driven by favorable foreign exchange translation, which offsets increased investments in our consumer and commercial initiatives and capacity expansion.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. Approximately one third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro.

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PART B: OPERATING AND FINANCIAL REVIEW OF SABMILLER

EXPLANATORY NOTE

The management’s discussion and analysis of financial condition and results of operations of SABMiller (“SABMiller’s MD&A”) set out hereunder has been extracted from the F-4 Registration Statement, which is available on AB InBev’s website (www.ab-inbev.com). SABMiller’s MD&A is written with reference to SABMiller’s audited consolidated financial statements as at 31 March 2015 and 2016 and for the three years ended 31 March 2016 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

This Prospectus incorporates by reference the audited consolidated financial statements of SABMiller as at and for the years ended 31 March 2014, 2015 and 2016 as contained within SABMiller’s annual reports for the years ended 31 March 2014, 2015 and 2016, prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“SABMiller’s IFRS EU financial statements”). See Part XIV (Documents incorporated by reference) of this Prospectus.

Consequently, the following should be noted in respect of SABMiller’s MD&A when read in conjunction with SABMiller’s IFRS EU financial statements:

•	References in SABMiller’s MD&A to “this prospectus” should be understood as references to “Newbelco’s U.S. prospectus, included in the SEC Registration Statement on Form F-4”.

•	The note references in SABMiller’s MD&A to the audited consolidated financial statements of SABMiller should be understood as references to the equivalent notes within SABMiller’s IFRS EU financial statements, it being understood however that the following note references in SABMiller’s MD&A should be replaced as follows in respect of SABMiller’s IFRS EU financial statements as at and for the year ended 31 March 2014:

o	Note 29 is replaced with Note 30; and

o	Note 30 is replaced with Note 31.

In addition, the following should be noted in respect of SABMiller’s MD&A for the year ended 31 March 2014:

•	Group EBITA and Share of associates’ and joint ventures’ operating profit before exceptional items: The adoption of IFRS 10, ‘Consolidated financial statements’, IFRS 11, ‘Joint arrangements’ and IFRS 12, ‘Disclosure of interests in other entities’ with effect from 1 April 2014, resulted in an increase of US$7 million in EBITA and in the SABMiller Group’s share of associates’ and joint ventures’ operating profit before exceptional items in SABMiller’s IFRS EU financial statements as at and for the year ended 31 March 2014. The comparative 2014 information that appears in SABMiller’s IFRS EU financial statements as at and for the year ended March 2015 has been restated for the adoption of those accounting standards.

•	Segmental reporting: From 1 July 2014, SABMiller’s Africa and South Africa: Beverages divisions were consolidated into one division. This resulted in a combined Africa division which was presented as a single segment in SABMiller’s IFRS EU financial statements as at and for the year ended 31 March 2015. This change in segment impacts the SABMiller Group NPR and EBITA for the Africa segment as at and for the year ended 31 March 2014. The comparative 2014 information that appears in SABMiller’s IFRS EU financial statements as at and for the year ended March 2015 has been restated for the change in segment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SABMILLER

The following is a review of SABMiller’s financial condition and results of operations as at 31 March 2016 and 2015 and for the three years ended 31 March 2016, and of the key factors that have affected or are expected to be likely to affect its ongoing and future operations. You should read the following discussion and analysis in conjunction with SABMiller’s consolidated financial statements and the accompanying notes included in this prospectus.

On 11 November 2015, AB InBev announced an agreement under which Molson Coors will purchase the whole of the SABMiller Group’s interest in MillerCoors, as well as the Miller brand portfolio outside of the U.S.A. The MillerCoors divestiture is conditional upon, and will take effect shortly after, completion of the Transaction.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional upon, and will take effect shortly after, completion of the Transaction. In addition, on 29 April 2016, AB InBev announced that it had offered the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestment. The divestiture of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and is expected to take place after completion of the Transaction.

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at USD 1.6 billion. The sale is conditional upon, and will take effect shortly after, completion of the Transaction.

AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is expected to take place after completion of the Transaction in accordance with the approval (with conditions) given by the Competition Tribunal of South Africa.

The discussion of SABMiller’s financial condition and results of operations below reflects SABMiller’s business as of the date of this prospectus and does not reflect the transactions referred to above.

In addition, some of the information contained in this discussion, including information with respect to the SABMiller Group’s plans and strategies for its business and its expected sources of financing, contain forward-looking statements that involve risk and uncertainties. In particular, any failure to complete the Transaction or any disruption to the business of SABMiller resulting from its management’s focus on the Transaction could cause actual results to differ materially from those suggested by these statements. You should read “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the risks related to those statements. You should also read “Risk Factors” for a discussion of certain factors that may affect the SABMiller Group’s business, financial condition and results of operations as part of the Combined Group.

See “Note on Presentation—Presentation of SABMiller Financial Information” for further information on SABMiller’s presentation of financial information.

Key Factors Affecting Results of Operations

SABMiller considers the factors set forth below to be key factors influencing the results of its operations.

Economic Conditions

Beer consumption in many of the countries in which the SABMiller Group operates is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale prices for the SABMiller Group’s products.

Beer consumption also increases or decreases in accordance with changes in disposable income. Currently, disposable income is low in many of the countries in which the SABMiller Group operates relative to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in

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income taxes, the cost of living or other factors would be likely to have an adverse effect on the demand for beer in those countries.

A central element of the SABMiller Group’s strategy for achieving sustained profitable volume growth is its ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

Foreign Currency Exchange Rate and Interest Rate Fluctuation

The majority of the SABMiller Group’s business is transacted in euro, South African rand, U.S. dollars, Colombian pesos, Australian dollars, pounds sterling and other local currencies. The functional and presentation currency of SABMiller is the U.S. dollar, although dividends are also payable in sterling and rand. In each country of operation, the SABMiller Group generates revenue and incurs costs primarily in local currency. Consequently, fluctuations in exchange rates between the U.S. dollar and local currencies have an impact on the SABMiller Group’s results.

The SABMiller Group seeks to manage foreign exchange rate and interest rate exposure within a framework of policies including hedging and funding activity. The SABMiller Group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures. See “—Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk” for further detail on the SABMiller Group’s approach to hedging foreign currency risk. This activity includes the use of derivative financial instruments, including forward foreign currency contracts, cross currency swaps and interest rate swaps. These expose the SABMiller Group to movements in foreign exchange and interest rates and the accounting for them results in volatility in its net assets caused by marking to market these derivative contracts at each balance sheet date.

General Competitive Factors, Consumer Preferences and Product Mix

Globally, brewers compete mainly on the basis of brand image, price, customer service, distribution networks and, particularly in developed markets, quality. While globally the beer industry is not highly concentrated, in many of the countries in which the SABMiller Group has operations, including the United States of America, two or three brewers account for a very large proportion of the market and smaller local brewers make up the balance. Consolidation has significantly increased the capital base and geographic reach of the SABMiller Group’s competitors in certain of the markets in which they operate, which has led to increasing competition. Competition is expected to increase further as the trend towards consolidation among companies in the beer industry continues.

In addition to competition among brewers, the SABMiller Group competes against alternative beverages on the basis of factors over which it has little or no control and which may result in fluctuations in demand for its products. Such factors include variation and perceptions in health consciousness, changes in prevailing economic conditions, changes in the demographic make-up of target consumers, changing social trends and attitudes regarding alcoholic beverages and changes in consumer preferences for beverages. Consumer tastes and behaviors are constantly evolving, and at an increasingly rapid rate. Competition in the beverage industry is intensifying and the industry is becoming more complex and sophisticated. Competition with brewers and producers of alternative beverages in its various markets could cause the SABMiller Group to reduce pricing, increase capital, marketing and other expenditure or lose market share, any of which could affect the results of its operations.

The results of the SABMiller Group’s operations are also substantially affected by its ability to build on its strong family of brands by relaunching or reinvigorating existing brands in current markets, launching existing brands in new markets and introducing brand extensions and packaging alternatives for its existing brands, as well as its ability to both acquire and develop innovative local products to respond to changing consumer preferences. Strong, well-recognized brands that attract and retain consumers, for which consumers are willing to pay a premium, are critical to the SABMiller Group’s efforts to maintain and increase market share and benefit from high margins. See “The Business of SABMiller” for further information regarding the SABMiller Group’s brands.

Weather and Seasonality

Demand for the SABMiller Group’s products may be affected by adverse weather conditions. Demand is affected by seasonal consumption cycles, whereby the SABMiller Group experiences the strongest demand for its products during the summer months in each of the regions in which it operates. Adverse weather conditions, especially in the summer months, such as unseasonably cool or wet weather can affect sales volumes and revenue.

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Raw Material and Transport Prices

The supply and price of raw materials used to produce the SABMiller Group’s products can be affected by a number of factors beyond its control, including the level of crop production around the world, export demand, government regulations and legislation affecting agriculture, adverse weather conditions, currency fluctuations, economic factors affecting growth decisions, various plant diseases and pests. The SABMiller Group cannot predict future availability or prices of the products and materials required for its products. The markets in the relevant commodities may experience price increases or suffer from disruptions in supply. The foregoing may affect the price and availability of ingredients that the SABMiller Group uses to produce its products as well as the cans, bottles and kegs in which the SABMiller Group’s products are packaged. In particular, in recent years, the SABMiller Group has experienced periods of significant increases in the market prices of malt, barley and hops. Prices of oil and other energy products also affect transport costs, as well as input costs for glass and aluminum. The impact of rising prices on the SABMiller Group’s profitability has been tempered by savings achieved through its global procurement program, through supply contracts for future requirements and an active hedging program, combined with programs to support the development of local farming in certain of the countries in which the SABMiller Group operates. However, such measures may not provide complete protection over the longer term.

As further discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Price risk”, the SABMiller Group manages commodity price risk within minimum and maximum guard rails principally through multi-year fixed price contracts with suppliers and, where appropriate, derivative contracts. See “The Business of SABMiller” for further details regarding the SABMiller Group’s arrangements for sourcing of raw and packaging materials.

Governmental Regulations and Excise Taxes

The SABMiller Group’s business is highly regulated by the European Union and other national and local government entities and, in the case of MillerCoors LLC, is subject to extensive regulation in the United States by federal, state and quasi-governmental authorities. These regulations govern many parts of the SABMiller Group’s operations, including brewing, bottling, branding, marketing and advertising, transportation, distributor relationships and sales. Other regulations governing taxation, environmental impact and labor relations also affect the SABMiller Group’s operations. Changes in any of the relevant regulations could adversely restrict or otherwise affect its business and/or result in material costs or liabilities in connection with its compliance with the regulatory requirements. Please refer to “The Business of SABMiller” for a fuller description of the key laws and regulations to which the SABMiller Group’s operations are subject.

The level of regulation to which the business of the SABMiller Group is subject can be affected by changes in the public perception of beer and sugar consumption. Governmental bodies may respond to any public concerns by implementing further regulatory restrictions on opening hours, drinking ages or advertising, by varying, revoking or suspending the licenses, permits or approvals under which the SABMiller Group operates or by imposing minimum unit pricing requirements on alcohol retailers, or introducing additional taxes. Such steps could adversely affect the sale and consumption of beer and soft drinks and therefore the SABMiller Group’s business.

Various legislative authorities in the countries in which the SABMiller Group operates consider proposals from time to time to impose additional excise and other taxes or fees on the production and sale of alcoholic beverages, including beer, as well as on soft drinks containing sugar. Changes in such duties applicable to the SABMiller Group’s products affect the prices at which they are sold. Increases in the levels of fees, excise and other taxes (either on an absolute basis or relative to the levels applicable to other beverages) could have an adverse impact on sales volumes. In addition, there is no assurance that the operations of the SABMiller Group’s breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities. In addition, the introduction of restrictions by local governments on the SABMiller Group’s ability to access foreign exchange could adversely affect the profitability of the operations in those countries. Changes in corporate income tax rates or regulations on repatriation of dividends and capital could also adversely affect the SABMiller Group’s cash flow and its ability to distribute earnings.

Distribution Arrangements

The SABMiller Group depends on effective distribution networks to deliver its products to its customers. Generally, the SABMiller Group distributes its products through (i) own distribution, in which it delivers to points of sale directly and (ii) third-party distribution, in which delivery to points of sale occurs through wholesalers and independent distributors. Third-party distribution may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while the SABMiller Group retains the sales function through an agency framework. The SABMiller Group uses different distribution models in the markets in which it operates, as appropriate, based on the structure of the local retail sectors, local geographic considerations, scale considerations, regulatory requirements, market share and the expected added-value and capital returns.

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Although specific results may vary depending on the relevant distribution arrangement and market, in general, the use of own distribution or third-party distribution will have the following effects on the SABMiller Group’s results of operations:

•	Revenue. Revenue per hectoliter derived from sales through own distribution tends to be higher than revenue derived from sales through third parties. In general, under own distribution, the SABMiller Group receive a higher price for its products since it is selling directly to points of sale, capturing the margin that would otherwise be retained by intermediaries;

•	Distribution costs. Using its own distribution, the SABMiller Group sells its products to the point of sale and incurs additional freight costs in transporting those products between its plants and such points of sale. Such costs are included in selling, marketing and distribution costs under IFRS. In most of its own distribution, the SABMiller Group uses third-party transporters and incurs costs to pay these transporters, which are also included in selling, marketing and distribution costs under IFRS. With third-party distribution, distribution costs are generally limited to expenses incurred in delivering products to relevant wholesalers or independent distributors; and

•	Employee costs. Under fully third-party distribution models, the salesperson is generally an employee of the distributor, while under own distribution and indirect agency models, the salesperson is generally an employee of the SABMiller Group. To the extent that the SABMiller Group delivers its products to points of sale through direct or indirect agency distribution, it will incur additional employee costs (which may offset to a certain extent increased revenue gained as a result of own distribution).

In addition, in certain countries, the SABMiller Group enters into exclusive importer arrangements and depends on its counterparties to these arrangements to market and distribute its products to points of sale. To the extent that the SABMiller Group relies on counterparties to distribution agreements to distribute its products in particular countries or regions, the results of its operations in those countries and regions will, in turn, be substantially dependent on those counterparties’ own distribution networks operating effectively.

SABMiller’s Ability to Influence its Strategic Partnerships.

A proportion of the SABMiller Group’s global portfolio consists of strategic partnerships in new or developing markets such as China, Turkey, the Commonwealth of Independent States, and a number of countries in Africa. There are challenges in influencing these diverse cultures to ensure that the SABMiller Group integrates these business interests successfully into its wider global portfolio. In addition, the SABMiller Group has a partnership in the United States, where decision making is shared equally. There can be challenges in ensuring that decisions are taken in such partnerships which promote the strategic and business objectives of the SABMiller Group.

Change of control of SABMiller plc

A change of control of SABMiller plc may give The Coca-Cola Company the ability to exercise certain rights under its bottling agreements with various subsidiaries of SABMiller plc, and would also give The Coca-Cola Company certain rights under a shareholders’ agreement in relation to CCBA. In certain limited circumstances, a change of control may give China Resources Beer (Holdings) Company Limited the ability to exercise certain rights under a shareholders’ agreement in relation to the SABMiller Group’s associate CR Snow. A change of control may also give the Molson Coors Brewing Company the ability to exercise certain rights under the MillerCoors operating agreement, and would result in certain minority protection rights contained in the SABMiller Group’s relationship agreement with the Anadolu Group and Anadolu Efes ceasing to apply. The SABMiller Group also has a number of facility agreements with banks which contain provisions giving rights to the banks upon a change of control of the company.

Delivering Business Transformation

The SABMiller Group is executing a major cost and efficiency programme designed to simplify its business processes, reduce costs and allow local management teams to focus more closely on their own markets. If the SABMiller Group fails for any reason to successfully complete the delivery of this programme as planned or to derive the expected benefits from the programme, there is a risk of increased programme costs, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

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Management Capability

In order to develop, support and market its products, SABMiller must hire and retain skilled employees with particular expertise. Failure to maintain this capacity at a high level or maintain its effective organizational leadership process, which can capture shared learning and leverage global synergies and expertise, could jeopardize its growth potential.

Information and Cyber Security

SABMiller is increasingly reliant on its information technology and systems as it maintains operations in different regions and relies on its information systems to maintain and improve its operational efficiency. These systems may be vulnerable to operational or security challenges.

Acquisition of Carlton & United Breweries (“CUB”)

A key aspect of the SABMiller Group’s acquisition of Carlton & United Breweries in 2012 was the delivery of a turnaround plan with specific and communicated financial value creation, including commercial and operational excellence targets and synergy and cost-saving commitments. The integration programme was completed during year ended 31 March 2015 and delivered both savings and capability build ahead of expectations, with cumulative annualized synergies of approximately AUD 210 million by the end of that financial year. For further detail regarding CUB, see “The Business of SABMiller—Overview by business segment—Asia Pacific—Australia”.

Acquisitions and Divestitures

In August 2014, the SABMiller Group completed the sale of its investment in Tsogo Sun Holdings Ltd (“Tsogo Sun”), its hotels and gaming associate listed on the Johannesburg Stock Exchange, through an institutional placing and share buyback. SABMiller received net proceeds of USD 971 million and realized a post-tax profit of USD 239 million.

In June 2015, the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a UK modern craft brewer.

In addition, during the periods under review, the SABMiller Group has made a number of small acquisitions and disposals, none of which had a material effect on the SABMiller Group’s results of operations.

Significant Accounting Policies

The SEC has defined a significant accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. For a summary of all of SABMiller’s significant accounting policies, see note 1 to its audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Although each of SABMiller’s significant accounting policies reflects judgments, assessments or estimates, SABMiller management believes that the following accounting policies reflect the areas of most significant judgment and estimation for the SABMiller Group due to their greater complexity and/or their particular susceptibility to the exercise of judgement: impairment reviews; taxation; business combinations, exceptional items and share-based compensation. These specific choices of policy, assumptions or accounting estimates to be followed could materially affect the reported results or net position of the SABMiller Group should it later be determined that a different choice be more appropriate.

Impairment Reviews

The SABMiller Group has made acquisitions that have included a significant amount of goodwill. As at 31 March 2016, the SABMiller Group’s total goodwill amounted to USD 14,268 million. The SABMiller Group also had USD 5,512 million of investments in joint ventures, and USD 4,114 million of investments in associates as at 31 March 2016.

SABMiller tests its goodwill and its investments in joint ventures and associates for impairment at least annually or whenever events and circumstances indicate that this is necessary. Impairment reviews are based on future cash flows discounted using the weighted average cost of capital for the relevant country with terminal values calculated applying a long-term growth rate. The future cash flows, which are based on business forecasts, the long-term growth rates and the discount rates used in SABMiller’s impairment reviews are dependent on SABMiller management estimates and judgments. SABMiller uses both value in use and fair value less costs of

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disposal calculations to determine recoverable amounts for its cash generating units. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse impact on the results and net position of the SABMiller Group.

The key judgments, estimates and assumptions used in SABMiller’s impairment reviews are as follows:

•	Future Cash Flows and Compound Annual Growth Rate: Future cash flows are based on financial forecasts approved by SABMiller management for each cash-generating unit covering five-year periods. These forecasts are dependent on SABMiller management’s expected volume compound annual growth rates, pricing and mix, which have been determined based on past experience and planned initiatives, with reference to external sources in respect of macro-economic assumptions. Expected growth rates over the five-year forecast period are generally higher than the long-term average growth rates for the economies in which the SABMiller Group’s cash generating units operate, as a steady state is not necessarily expected to be reached in this period. The cash flow forecasts used in fair value less costs of disposal calculations are based on SABMiller management’s best estimates of expected volume compound annual growth rates and incorporate cash flows associated with enhancing the asset’s performance, such as capital expenditures, where appropriate in order to determine the fair value less costs of disposal from a market participant’s perspective. The expected volume five-year compound annual growth rate for goodwill impairment testing conducted for the year ended 31 March 2016 ranged between 2.9% and 3.9% for cash generating units in Latin America, between 3.7% and 11.3% for cash generating units in Africa, (0.1)% for cash generating units in Asia Pacific, between (0.9)% and 3.2% for cash generating units in Europe and was 22.2% for cash generating units in the SABMiller Group’s international business in North America.

•	Discount Rate: The discount rate is the weighted average cost of capital calculated using a methodology which reflects returns from the 20-year U.S. Treasury note, an equity risk premium adjusted for specific industry and country risks and inflation differentials. The SABMiller Group applies local post-tax discount rates to local post-tax cash flows. For a value in use calculation, where a potential impairment is identified on a post-tax basis, the impairment review is reperformed on a pre-tax basis. The post-tax discount rate for goodwill impairment testing conducted for the year ended 31 March 2016 ranged between 8.4% and 12.7% for cash generating units in Latin America, between 12.2% and 19.3% for cash generating units in Africa, 7.4% for cash generating units in Asia Pacific, between 6.9% and 9.0% for cash generating units in Europe and was 6.7% for cash generating units in the SABMiller Group’s international business in North America.

•	Long-Term Growth Rate: Cash flows after the first five-year period are extrapolated using a long-term growth rate in order to calculate the terminal recoverable amount. The long-term growth rate is estimated using historical trends and expected future trends in inflation rates, based on external data. The long-term growth rate for goodwill impairment testing conducted for the year ended 31 March 2016 ranged between 1.9% and 3.7% for cash generating units in Latin America, between 5.4% and 8.6% for cash generating units in Africa, 2.6% for cash generating units in Asia Pacific, between 1.4% and 2.3% for cash generating units in Europe and was 1.9% for cash generating units in the SABMiller Group’s international business in North America.

For additional information on goodwill, intangible assets and investments in joint ventures and associates, see notes 10, 11, 13 and 14 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Taxation

The SABMiller Group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax, as the tax treatment is often by its nature complex and cannot be finally determined until a formal resolution has been reached with the relevant tax authority, which may take several years to conclude. Amounts provided are accrued based on management’s interpretation of country-specific tax laws and the likelihood of settlement. Actual liabilities could differ from the amount provided which could have a consequent adverse impact on the results and net position of the SABMiller Group. Further significant judgement is required in determining whether a deferred tax asset is recoverable, and thus recognized. This is based on management’s expectations with regard to taxable temporary differences and forecasts of future taxable profits.

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or directly in equity, respectively. Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The

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SABMiller Group’s liability for current taxation is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, on a non-discounted basis, using the liability method in respect of all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements, except where the temporary difference arises from goodwill (in the case of deferred tax liabilities) or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither accounting nor taxable profit. Deferred tax liabilities are recognized where the carrying value of an asset is greater than its tax base, or where the carrying value of a liability is less than its tax base. Deferred tax is recognized in full on temporary differences arising from investment in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the SABMiller Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it is expected that sufficient existing taxable temporary differences will reverse in the future or there will be sufficient taxable profit available against which the temporary differences (including carried forward tax losses) can be utilized.

Deferred tax is measured at the tax rates expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at balance sheet date.

Business Combinations

The SABMiller Group applies the acquisition method of accounting to account for acquisition of businesses. The identifiable net assets (including intangibles) are incorporated into SABMiller’s consolidated financial statements on the basis of their fair value from the effective date of control of those assets and the results of subsidiary undertakings acquired during the financial year are included in the SABMiller Group’s results from that date.

On the acquisition of a company or business, a determination of the fair value of the assets acquired and liabilities assumed, and the useful life of intangible assets and property, plant and equipment acquired is performed, which requires the application of SABMiller management judgement. Future events could cause the assumptions used by the SABMiller Group to change, which could have a significant impact on the results and net position of the SABMiller Group.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets (including intangibles) and liabilities acquired. Fair values of the assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, either using market rates or risk-free rates and risk-adjusted expected future cash flows. The consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, and also includes the SABMiller Group’s estimate of the fair value of any deferred compensation payable. On an acquisition-by-acquisition basis, the SABMiller Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Where the business combination is achieved in stages and results in a change in control, the acquisition date fair value of the SABMiller Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Goodwill arising on consolidation represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets (including intangibles), liabilities and contingent liabilities of the acquired entity at the date of acquisition.

Exceptional Items

Exceptional items are expense or income items recorded in a period which have been determined by SABMiller management as being material by their size or incidence and are presented separately within the SABMiller Group’s results. The determination of which items are disclosed as exceptional items requires a degree of judgement and will affect the presentation of measures including EBITA, as defined. For details relating to exceptional items reported during the year ended 31 March 2016, see note 4 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

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Share-based Compensation

Accounting for share-based compensation requires the SABMiller Group to make certain assumptions in order to determine the amounts to be recognized in the income statement in accordance with IFRS 2. The income statement charge spreads the fair value of each award at the grant date over the vesting period on a straight-line basis, after considering an estimate of the share awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge recognized immediately. The completion of the proposed Transaction has not been assumed in determining the extent and timing of vesting of awards. The fair value at the date of grant is calculated by various binomial model calculations and Monte Carlo simulations, which require various management assumptions including, among others, forfeiture rates, dividend yield, volatility and risk-free interest rates.

The SABMiller Group operates a variety of equity-settled share-based compensation plans. The equity-settled plans comprise share option and stock appreciation rights plans (with and without market performance conditions attached), performance share award plans (with and without market performance conditions attached) and awards related to the employee element of the Broad-Based Black Economic Empowerment scheme in South Africa. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. A corresponding adjustment is made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

In addition, the SABMiller Group has granted an equity-settled share-based payment to retailers in relation to the retailer element of the Broad-Based Black Economic Empowerment scheme. A one-off charge has been recognized based on the fair value at the grant date, with a corresponding adjustment to equity. The charge will not be adjusted in the future. The charges are based on the fair value of the awards as at the date of grant, as calculated by various binomial model calculations and Monte Carlo simulations.

The charges are not reversed if the options and awards are not exercised because the market value of the shares is lower than the option price at the date of grant. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Details of the assumptions used in determining fair values of grants in the year are set out in note 25 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Segmental Reporting

SABMiller’s operating segments reflect the management structure of the SABMiller Group and the way performance is evaluated and resources are allocated based on SABMiller Group NPR and EBITA, as defined, by the SABMiller Group’s executive directors, its chief operating decision makers. See “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures” for SABMiller’s definition of SABMiller Group NPR and EBITA, as defined.

On 31 March 2016, SABMiller’s six segments were: Latin America, Africa, Asia Pacific, Europe, North America and Corporate.

The SABMiller Group is focused geographically and, while not meeting the definition of a reportable segment, the SABMiller Group reports Corporate separately as a segment, as it believes this provides useful additional information. Prior to 31 March 2015, the SABMiller Group also reported separately as a segment its South Africa: Hotels and Gaming operations; however, following the disposal of its investment in Tsogo Sun, the holding company for the SABMiller Group’s hotels and gaming operations, in August 2014, the SABMiller Group discontinued reporting of this segment effective 31 March 2015.

The financial performance of each business segment, including its sales volume and revenue, is measured based on the SABMiller Group’s product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere. With the exception of South Africa: Hotels and Gaming (which has been disposed of as described above), all reportable segments derive their revenue from the sale of beverages. Throughout the world, the SABMiller Group is primarily active in the beer business. However, the SABMiller Group also has other beverage activities (primarily consisting of soft drinks) in all its reportable segments. Beverage volumes comprise sales of brands that it owns or licenses and sales of third-party brands that the SABMiller Group brews and markets as a sub-contractor. Revenue is derived from a large number of customers, which are internationally dispersed, with no customer being individually material.

For the year ended 31 March 2016, Latin America accounted for 22% of SABMiller Group NPR, Africa accounted for 28%, Asia Pacific for 15%, Europe for 16% and North America for 19%.

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Results of Operations

The year ended 31 March 2016 compared with the year ended 31 March 2015

	Year ended 31 March
	2016	2015
	(in USD millions)
Revenue	19,833	22,130
Net operating expenses	(16,379)	(17,746)

Operating profit	3,454	4,384

Operating profit before exceptional items	4,010	4,459
Exceptional items	(556)	(75)

Net finance costs	(506)	(637)

Finance costs	(763)	(1,047)
Finance income	257	410

Share of post-tax results of associates and joint ventures	1,126	1,083

Profit before taxation	4,074	4,830
Taxation	(1,152)	(1,273)

Profit for the year	2,922	3,557

Profit attributable to non-controlling interests	223	258
Profit attributable to owners of the parent	2,699	3,299

	2,922	3,557

Revenue

Revenue (which excludes the SABMiller Group’s share of associates’ and joint ventures’ revenue) was USD 19,833 million for the year ended 31 March 2016, representing a decrease of 10% from USD 22,130 million for the year ended 31 March 2015, principally as a result of the impact of currency weakness on translated results.

SABMiller Group NPR

The following table sets forth changes in SABMiller Group NPR for the year ended 31 March 2016 as compared with the year ended 31 March 2015, as well as a reconciliation of SABMiller Group NPR to revenue for those periods. SABMiller Group NPR is a non-GAAP measure, most directly comparable to revenue as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting SABMiller Group NPR is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2016	2015
	(in USD millions)
Revenue	19,833	22,130
Share of associates’ and joint ventures’ revenue	10,817	11,428
Excise duties and other similar taxes	(4,938)	(5,596)
Share of associates’ and joint ventures’ excise duties and other similar taxes	(1,563)	(1,674)

SABMiller Group NPR	24,149	26,288

SABMiller Group NPR was USD 24,149 million for the year ended 31 March 2016, representing a decrease of 8% from USD 26,288 million for the year ended 31 March 2015. The results of the SABMiller Group for the year ended 31 March 2016 reflect the performance of its business after currency translation effects and the impact of certain acquisitions and disposals:

•	SABMiller Group NPR for the year ended 31 March 2016 reflects an unfavorable currency translation impact of USD 3,524 million, arising from currency translation effects in Latin America, Africa and, to a lesser extent, Asia Pacific and Europe.

•	The disposal of its Tsogo Sun business in South Africa in August 2014, as well as certain other acquisitions and disposals, negatively impacted SABMiller Group NPR by USD 50 million for the year ended 31 March 2016.

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Excluding currency translation effects and the effect of the acquisition and disposal activity, SABMiller Group NPR grew by 5% in the year ended 31 March 2016 compared with the year ended 31 March 2015, driven by the SABMiller Group’s developing market operations in Africa and Latin America, as well as growth in Europe and Asia Pacific, through a combination of improved mix, particularly brand mix, and selective price increases. Volume growth added a further 2% improvement.

Net operating expenses

Net operating expenses were USD 16,379 million for the year ended 31 March 2016, representing a decrease of 8% from USD 17,746 million for the year ended 31 March 2015. Net operating expenses included USD 556 million of net exceptional charges for the year ended 31 March 2016 compared with USD 75 million of net exceptional charges in the year ended 31 March 2015. Excluding these exceptional items, net operating expenses decreased by 9% for the year ended 31 March 2016 compared with the year ended 31 March 2015 as a result of the impact of currency depreciation and cost efficiencies, partly offset by higher costs due to growth in the underlying business.

Within net operating expenses, cost of inventories recognized as an expense of USD 4,177 million for the year ended 31 March 2016 decreased by 8% from USD 4,552 million in the year ended 31 March 2015; excise duties and other similar taxes of USD 4,938 million in the year ended 31 March 2016 decreased by 12% from USD 5,596 million in the year ended 31 March 2015; employee costs of USD 2,232 million in the year ended 31 March 2016 decreased by 10% from USD 2,483 million in the year ended 31 March 2015; and selling, marketing and distribution costs of USD 2,132 million for the year ended 31 March 2016 decreased by 12% from USD 2,428 million in the year ended 31 March 2015.

Operating profit

Operating profit was USD 3,454 million for the year ended 31 March 2016, representing a decrease of 21% from USD 4,384 million for the year ended 31 March 2015. Operating profit included USD 556 million of net exceptional charges for the year ended 31 March 2016 compared with USD 75 million of net exceptional charges in the year ended 31 March 2015. Operating profit before exceptional items was USD 4,010 million for the year ended 31 March 2016, representing a decrease of 10% from USD 4,459 million for the year ended 31 March 2015. Operating profit before exceptional items decreased principally as a result of the adverse impact of foreign currency movements on the translation of the SABMiller Group’s results which more than offset the impact of increased volumes, selective price increases, favorable brand mix and cost efficiencies.

Exceptional items

Net exceptional charges of USD 721 million before tax for the year ended 31 March 2016 resulted from USD 556 million of net exceptional charges included in operating profit, USD 64 million included in finance costs, and USD 101 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges. This compared with net exceptional charges of USD 153 million before tax for the year ended 31 March 2015, resulting from USD 75 million of net exceptional charges included in operating profit, USD 15 million of exceptional charges included in finance costs, and USD 63 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges.

The net exceptional charges of USD 721 million in the year ended 31 March 2016 included USD 572 million of charges related to impairments and related charges in Angola and South Sudan. These costs, including USD 64 million in finance costs relating to foreign exchange losses and loan guarantees, all resulted from the decisions to scale back operations in both countries following the significant devaluations of the local currencies in Angola and South Sudan during the year ended 31 March 2016 and the lack of availability of hard currency. Net exceptional charges also included a USD 160 million charge associated with costs related to the proposed Transaction; a USD 36 million charge related to the SABMiller Group’s cost and efficiency programme (as described below under “The Business of SABMiller—Business Capability Programme and Cost and Efficiency Programme”); a USD 29 million credit related to the integration and restructuring costs in Asia Pacific related to the Foster’s and Pacific Beverages acquisitions; a USD 68 million charge, which represented the SABMiller Group’s share of MillerCoors’ restructuring costs relating to the closure of its brewery in Eden, North Carolina, including accelerated depreciation and severance costs; and a credit of USD 86 million, which represented the SABMiller Group’s share of the gain recognized on the reclassification of the Tunisian operations of BIH Brasseries Internationales Holding Limited (“BIH”) from associate to subsidiary status following the acquisition by BIH of additional shares in that business.

The net exceptional charges of USD 75 million included in operating profit in the year ended 31 March 2015 included a USD 313 million charge in respect of the impairment of the SABMiller Group’s business in India, a USD 69 million charge related to the SABMiller Group’s cost and efficiency programme as described above under “The Business of SABMiller—Business Capability Programme and Cost and Efficiency Programme”), a

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USD 139 million charge related to the final year of the integration and restructuring programme in Asia Pacific related to the Foster’s and Pacific Beverages acquisition, partially offset by a credit of USD 401 million, after associated costs, on the disposal of the SABMiller Group’s investment in the Tsogo Sun hotels and gaming business and a USD 45 million credit related to additional profit on the disposal of the SABMiller Group’s Angolan operations in Africa in 2012.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2015 included an impairment of USD 63 million relating to goodwill and intangible assets in Anadolu Efes’ Russian and Ukrainian businesses.

EBITA, as defined

The following table sets forth changes in the SABMiller Group’s EBITA, as defined, for the year ended 31 March 2016 as compared with the year ended 31 March 2015, as well as a reconciliation of EBITA, as defined, to operating profit for those periods. EBITA, as defined, comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. EBITA, as defined, is a non-GAAP measure, most directly comparable to operating profit as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting EBITA, as defined, is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2016	2015
	(in USD millions)
Operating profit	3,454	4,384
Exceptional items	556	75

Operating profit before exceptional items	4,010	4,459
Share of associates’ and joint ventures’ operating profit before exceptional items	1,450	1,485
Amortization of intangible assets (excluding computer software)	279	335
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	71	88

EBITA, as defined	5,810	6,367

EBITA, as defined, was USD 5,810 million for the year ended 31 March 2016, representing a decrease of 9% from USD 6,367 million for the year ended 31 March 2015, primarily as a result of the depreciation of key currencies and the impact of certain acquisitions and disposals:

•	EBITA, as defined, for the year ended 31 March 2016 reflects an unfavorable currency translation impact of USD 1,054 million, mainly arising from currency translation effects in Latin America and Africa.

•	The disposal of its Tsogo Sun business in South Africa in 2015, as well as certain other acquisitions and disposals, negatively impacted EBITA, as defined, by USD 20 million for the year ended 31 March 2016 compared with the year ended 31 March 2015.

Excluding currency translation effects and the effect of the acquisition and disposal activity, EBITA, as defined, increased by 8% for the year ended 31 March 2016, primarily as a result of increased volumes, selective price increases, favorable brand mix and cost efficiencies.

Net finance costs

Net finance costs were USD 506 million for the year ended 31 March 2016, representing a decrease of 21% from USD 637 million for the year ended 31 March 2015, primarily as a result of the reduction in net debt at the end of the prior financial year and during the year ended 31 March 2016, partially offset by foreign exchange losses.

Net finance costs for the year also included net exceptional finance costs of USD 64 million, including a USD 20 million provision in relation to loan guarantees in Angola and a USD 44 million foreign exchange loss on net monetary liabilities related to the SABMiller Group’s business in South Sudan.

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Finance costs

Finance costs were USD 763 million for the year ended 31 March 2016, representing a decrease of 27% from USD 1,047 million for the year ended 31 March 2015. Finance costs decreased principally as a result of the reduction in net debt, partially offset by foreign exchange losses.

Finance Income

Finance income was USD 257 million for the year ended 31 March 2016, a decrease of 37% from USD 410 million for the year ended 31 March 2015, primarily as a result of a reduction in fair value gains and interest on derivatives and an exceptional gain in the year ended 31 March 2015 arising on the recycling of foreign currency translation reserves following the repayment of an intercompany loan.

Share of post-tax results of associates and joint ventures

Share of post-tax results of associates and joint ventures was USD 1,126 million for the year ended 31 March 2016, representing an increase of 4% from USD 1,083 million for the year ended 31 March 2015. Share of post-tax results of associates and joint ventures increased principally as a result of stronger performance in Asia Pacific related to the SABMiller Group’s associate CR Snow, achieved through focused management of sales costs together with reduced overheads in the face of the industry downturn, as well as in Europe related to the SABMiller Group’s associate Anadolu Efes, as a result of impairment charges recognized in the year ended 31 March 2015, partially offset by weaker performance in Africa as a result of impairments and related charges associated with the SABMiller Group’s Angolan associate.

Profit before taxation

Profit before taxation was USD 4,074 million for the year ended 31 March 2016, a decrease of 16% from USD 4,830 million for the year ended 31 March 2015. Profit before taxation included net exceptional charges of USD 721 million for the year ended 31 March 2016 compared with net exceptional charges of USD 153 million for the year ended 31 March 2015. Excluding these exceptional items, profit before taxation decreased by 4% for the year ended 31 March 2016, primarily as a result of the adverse impact of foreign currency movements, which more than offset the impact of increased volumes, selective price increases, favorable brand mix, cost efficiencies and lower net finance costs.

Taxation

Taxation was USD 1,152 million for the year ended 31 March 2016, representing a decrease of 10% from USD 1,273 million for the year ended 31 March 2015. The effective tax rate, before the amortization of intangible assets (excluding computer software) and exceptional items and including the group’s share of associates’ and joint ventures’ tax on a similar basis, of 26.3% was 30 basis points higher than the year ended 31 March 2015.

Profit for the year

As a result of the foregoing, profit was USD 2,922 million for the year ended 31 March 2016, representing a decrease of 18% from USD 3,557 million for the year ended 31 March 2015.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was USD 223 million for the year ended 31 March 2016, representing a decrease of 14% from USD 258 million for the year ended 31 March 2015. Profit attributable to non-controlling interests decreased principally as a result of the adverse impact of currency depreciation.

Profit attributable to owners of the parent

Profit attributable to owners of the parent was USD 2,699 million for the year ended 31 March 2016, representing a decrease of 18% from USD 3,299 million for the year ended 31 March 2015 primarily as a result of the adverse impact of currency depreciation and higher exceptional charges, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, cost efficiencies and lower finance costs.

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The year ended 31 March 2015 compared with the year ended 31 March 2014

	Year ended 31 March
	2015	2014
	(in USD millions)
Revenue	22,130	22,311
Net operating expenses	(17,746)	(18,069)

Operating profit	4,384	4,242
Operating profit before exceptional items	4,459	4,439
Exceptional items	(75)	(197)
Net finance costs	(637)	(645)
Finance costs	(1,047)	(1,055)
Finance income	410	410
Share of post-tax results of associates and joint ventures	1,083	1,226

Profit before taxation	4,830	4,823
Taxation	(1,273)	(1,173)

Profit for the year	3,557	3,650

Profit attributable to non-controlling interests	258	269
Profit attributable to owners of the parent	3,299	3,381

	3,557	3,650

Revenue

Revenue (which excludes the SABMiller Group’s share of associates’ and joint ventures’ revenue) was USD 22,130 million for the year ended 31 March 2015, representing a decrease of 1% from USD 22,311 million for the year ended 31 March 2014, with the decrease primarily in Europe and Australia, as a result of soft trading and the impact of currency weakness on translated results, partly offset by good revenue growth in Africa.

SABMiller Group NPR

The following table sets forth changes in SABMiller Group NPR, for the year ended 31 March 2015 as compared with the year ended 31 March 2014, as well as a reconciliation of SABMiller Group NPR to revenue for those periods. SABMiller Group NPR is a non-GAAP measure, most directly comparable to revenue as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting SABMiller Group NPR is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2015	2014
	(in USD millions)
Revenue	22,130	22,311
Share of associates’ and joint ventures’ revenue	11,428	11,773
Excise duties and other similar taxes	(5,596)	(5,607)
Share of associates’ and joint ventures’ excise duties and other similar taxes	(1,674)	(1,758)

SABMiller Group NPR	26,288	26,719

SABMiller Group NPR was USD 26,288 million for the year ended 31 March 2015, representing a decrease of 2% from USD 26,719 million for the year ended 31 March 2014. The results of the SABMiller Group for the year ended 31 March 2015 reflect the performance of its business after currency translation effects and the impact of certain acquisitions and disposals:

•	SABMiller Group NPR for the year ended 31 March 2015 also reflects an unfavorable currency translation impact of USD 1,417 million, mainly arising from currency translation effects in Latin America, Africa and Europe.

•	The disposal of its Tsogo Sun business in South Africa in August 2014, as well as certain other acquisitions and disposals, negatively impacted SABMiller Group NPR by USD 231 million for the year ended 31 March 2015.

Excluding currency translation effects and the effect of the acquisition and disposal activity, SABMiller Group NPR grew by 5% in the year ended 31 March 2015 compared with the year ended 31 March 2014, driven by the SABMiller Group’s developing market operations in Africa and Latin America, with growth also in Europe

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and Asia Pacific, through a combination of improved mix, particularly brand mix, selective pricing and volume growth.

Net operating expenses

Net operating expenses were USD 17,746 million for the year ended 31 March 2015, representing a decrease of 2% from USD 18,069 million for the year ended 31 March 2014. Net operating expenses included USD 75 million of net exceptional charges for the year ended 31 March 2015 compared with USD 197 million of net exceptional charges in the previous year. Excluding these exceptional items, net operating expenses decreased by 1% for the year ended 31 March 2015 compared with the previous year as a result of the impact of currency depreciation and cost efficiencies, partly offset by higher costs due to growth in the underlying business.

Within net operating expenses, cost of inventories recognized as an expense of USD 4,552 million for the year ended 31 March 2015 decreased by 3% from USD 4,711 million in the year ended 31 March 2014; excise duties and other similar taxes of USD 5,596 million in the year ended 31 March 2015 were broadly in line with the USD 5,607 million in the year ended 31 March 2014; employee costs of USD 2,483 million in the year ended 31 March 2015 were also in line with the USD 2,491 million in the year ended 31 March 2014; and selling, marketing and distribution costs of USD 2,428 million for the year ended 31 March 2015 decreased by 2% from USD 2,468 million in the year ended 31 March 2014.

Operating profit

Operating profit was USD 4,384 million for the year ended 31 March 2015, representing an increase of 3% from USD 4,242 million for the year ended 31 March 2014. Operating profit included USD 75 million of net exceptional charges for the year ended 31 March 2015 compared with USD 197 million of net exceptional charges in the previous year. Operating profit before exceptional items was USD 4,459 million for the year ended 31 March 2015, in line with USD 4,439 million for the year ended 31 March 2014. Operating profit before exceptional items increased principally as a result of a positive sales mix, selective price increases and cost efficiencies.

Exceptional items

Net exceptional charges of USD 138 million before finance costs and tax for the year ended 31 March 2015 resulted from USD 75 million of net exceptional charges included in operating profit and USD 63 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges. This compared with net exceptional charges of USD 202 million before finance costs and tax for the year ended 31 March 2014, resulting from USD 197 million of net exceptional charges included in operating profit and USD 5 million of the SABMiller Group’s share of associates’ and joint ventures’ exceptional charges.

The net exceptional charges of USD 75 million included in operating profit in the year ended 31 March 2015 included a USD 313 million charge in respect of the impairment of the SABMiller Group’s business in India, a USD 69 million charge related to the SABMiller Group’s cost and efficiency programme (as described above under “The Business of SABMiller—Business Capability Programme and Cost and Efficiency Programme”) and a USD 139 million charge related to the final year of the integration programme and restructuring costs in Asia Pacific related to the Foster’s and Pacific Beverages acquisition, partially offset by a credit of USD 401 million, after associated costs, on the disposal of the SABMiller Group’s investment in the Tsogo Sun hotels and gaming business and a USD 45 million credit related to additional profit on the disposal of the SABMiller Group’s Angolan operations in Africa in 2012.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2015 included an impairment of USD 63 million relating to the impairment of goodwill and intangible assets in Anadolu Efes’ Russian and Ukrainian businesses.

The net exceptional charges of USD 197 million included in operating profit in the year ended 31 March 2014 included a USD 133 million charge related to the SABMiller Group’s business capability programme launched in 2009, which included a new global procurement programme and the establishment of a regional manufacturing operation in Europe; a USD 103 million charge related to integration and restructuring costs in Asia Pacific and a USD 33 million charge related to Broad-Based Black Economic Empowerment initiatives in South Africa. These charges were partially offset by a USD 47 million credit on the disposal of the SABMiller Group’s milk and juice business in Latin America and a USD 25 million credit related to additional profit on the disposal of the SABMiller Group’s Angolan operations as described above.

The SABMiller Group’s share of associates’ and joint ventures’ exceptional items in the year ended 31 March 2014 comprised a USD 5 million charge relating to a restructuring associated with the SABMiller Group’s business capability programme in its MillerCoors joint venture in North America.

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EBITA, as defined

The following table sets forth changes in the SABMiller Group’s EBITA, as defined, for the year ended 31 March 2015 as compared with the year ended 31 March 2014, as well as a reconciliation of EBITA, as defined, to operating profit for those periods. EBITA, as defined, comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis. EBITA, as defined, is a non-GAAP measure, most directly comparable to operating profit as presented in SABMiller’s financial statements. For reasons why the SABMiller Group believes presenting EBITA, as defined, is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

	Year ended 31 March
	2015	2014
	(in USD millions)
Operating profit	4,384	4,242
Exceptional items	75	197

Operating profit before exceptional items	4,459	4,439
Share of associates’ and joint ventures’ operating profit before exceptional items	1,485	1,585
Amortization of intangible assets (excluding computer software)	335	361
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	88	75

EBITA, as defined	6,367	6,460

EBITA, as defined, was USD 6,367 million for the year ended 31 March 2015, representing a decrease of 1% from USD 6,460 million for the year ended 31 March 2014, primarily as a result of the depreciation of key currencies and the disposal of the SABMiller Group’s investment in Tsogo Sun:

•	EBITA, as defined, for the year ended 31 March 2015 reflects an unfavorable currency translation impact of USD 372 million, mainly arising from currency translation effects in Latin America and Africa.

•	The disposal of its Tsogo Sun business in South Africa, as well as certain other acquisitions and disposals, negatively impacted EBITA, as defined, by USD 89 million for the year ended 31 March 2015 compared with the year ended 31 March 2014.

Excluding currency translation effects and the effect of the acquisition and disposal activity, EBITA, as defined, increased by 6% for the year ended 31 March 2015, primarily as a result of increased volumes, selective price increases, favorable brand mix and cost efficiencies.

Net finance costs

Net finance costs were USD 637 million for the year ended 31 March 2015, representing a decrease of 1% from USD 645 million for the year ended 31 March 2014, primarily as a result of the reduction in net debt over the course of the year, including the repayment of some higher interest rate bonds, partially offset by foreign exchange losses.

Net finance costs for the year also included net exceptional finance costs of USD 15 million, including a charge of USD 48 million as a result of SABMiller exercising its issuer call option to redeem in full its USD 850 million 6.5% notes due 2016, partially offset by a gain of USD 33 million on the recycling of foreign currency translation reserves following the repayment of an intercompany loan.

Finance costs

Finance costs were USD 1,047 million for the year ended 31 March 2015, representing a decrease of 1% from USD 1,055 million for the year ended 31 March 2014. Finance costs decreased principally as a result of the reduction in net debt, partially offset by foreign exchange losses and early redemption costs relating to the redemption of SABMiller’s 6.5% notes due 2016 as described above.

Finance income

Finance income was USD 410 million for the year ended 31 March 2015, unchanged from the year ended 31 March 2014 and included a USD 33 million exceptional gain on the recycling of foreign currency

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translation reserves following the repayment of an intercompany loan. Fair value gains on derivatives were broadly offset by a reduction in interest received on derivatives.

Share of post-tax results of associates and joint ventures

Share of post-tax results of associates and joint ventures was USD 1,083 million for the year ended 31 March 2015, representing a decrease of 12% from USD 1,226 million for the year ended 31 March 2014. Share of post-tax results of associates and joint ventures decreased principally as a result of adverse currency movements, the sale of the Tsogo Sun business in August 2014 and weaker performance in Europe due to the SABMiller Group’s associate Anadolu Efes’ declining profits as a result of geopolitical uncertainty in Ukraine, a decline in the Russian beer market and an economic slowdown in Turkey, together with an impairment of its Russian and Ukrainian businesses.

Profit before taxation

Profit before taxation was USD 4,830 million for the year ended 31 March 2015, essentially level with USD 4,823 million for the year ended 31 March 2014. Profit before taxation included net exceptional charges of USD 153 million for the year ended 31 March 2015 compared with net exceptional charges of USD 202 million for the year ended 31 March 2014. Excluding these exceptional items, profit before taxation decreased by 1% for the year ended 31 March 2015 primarily as a result of the adverse impact of currency depreciation, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, cost efficiencies and lower finance costs.

Taxation

Taxation was USD 1,273 million for the year ended 31 March 2015, representing an increase of 9% from USD 1,173 million for the year ended 31 March 2014. The effective tax rate, before the amortization of intangible assets (excluding computer software) and exceptional items and including the group’s share of associates’ and joint ventures’ tax on a similar basis, of 26.0% was unchanged from the year ended 31 March 2014.

Profit for the period

As a result of the foregoing, profit was USD 3,557 million for the year ended 31 March 2015, representing a decrease of 3% from USD 3,650 million for the year ended 31 March 2014.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was USD 258 million for the year ended 31 March 2015, representing a decrease of 4% from USD 269 million for the year ended 31 March 2014. Profit attributable to non-controlling interests decreased principally as a result of the adverse impact of currency depreciation.

Profit attributable to owners of the parent

Profit attributable to owners of the parent was USD 3,299 million for the year ended 31 March 2015, representing a decrease of 2% from USD 3,381 million for the year ended 31 March 2014 primarily as a result of the adverse impact of currency depreciation, which more than offset the positive impact of increased volumes, positive sales mix and selective price increases, cost efficiencies and lower finance costs.

Segmental Analysis

The following table shows revenue, SABMiller Group NPR and EBITA, as defined, for: (i) Latin America, (ii) Africa, (iii) Asia Pacific, (iv) Europe, (v) North America and (vi) South Africa: Hotels and Gaming and for the years ended 31 March 2016, 2015 and 2014, each in accordance with IFRS.

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	Year ended 31 March
	2016	2015	2014
	(in USD millions)
SABMiller Group NPR
Latin America	5,211	5,768	5,745
Africa	6,781	7,462	7,421
Asia Pacific	3,650	3,867	3,944
Europe	3,832	4,398	4,574
North America	4,675	4,682	4,665
South Africa: Hotels and Gaming	—	111	370

SABMiller Group NPR	24,149	26,288	26,719
Share of associates’ and joint ventures’ revenue	(10,817)	(11,428)	(11,773)
Excise duties and other similar taxes	4,938	5,596	5,607
Share of associates’ and joint ventures’ excise duties and other similar taxes	1,563	1,674	1,758

Revenue	19,833	22,130	22,311

EBITA, as defined
Latin America	1,959	2,224	2,192
Africa	1,708	1,907	1,954
Asia Pacific	753	768	845
Europe	636	700	703
North America	865	858	804
Corporate	(111)	(122)	(161)
South Africa: Hotels and Gaming	—	32	123

EBITA, as defined	5,810	6,367	6,460
Share of associates’ and joint ventures’ operating profit before exceptional items	(1,450)	(1,485)	(1,585)
Amortization of intangible assets (excluding computer software)	(279)	(335)	(361)
Share of associates’ and joint ventures’ amortization of intangible assets (excluding computer software)	(71)	(88)	(75)

Operating profit before exceptional items	4,010	4,459	4,439
Exceptional items	(556)	(75)	(197)

Operating profit	3,454	4,384	4,242

Latin America

The SABMiller Group’s brewing and beverage operations cover seven countries across South and Central America: Argentina, Colombia, Ecuador, El Salvador, Honduras, Panama and Peru. It is the largest brewer by market share in each of those countries except Argentina. SABMiller also bottles Coca-Cola products in El Salvador and Honduras and PepsiCo and Schweppes products in Panama. See “The Business of SABMiller—Overview by business segment—Latin America”.

Discussion of results of operations for Latin America for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR for Latin America was USD 5,211 million for the year ended 31 March 2016, which represented a decline of 10% from USD 5,768 million in the year ended 31 March 2015. However, excluding currency translation effects, which negatively impacted SABMiller Group NPR by USD 1,020 million, SABMiller Group NPR in Latin America grew by 8% for the year ended 31 March 2016. SABMiller Group NPR increased principally as a result of beverage volume growth of 5%, underpinned by the SABMiller Group’s affordability strategy together with the successful targeting of new consumption occasions with innovations and effective marketing. SABMiller Group NPR growth was further supported by momentum in the SABMiller Group’s above mainstream and premium brands, with premium lager volume growth of 7% and soft drinks volume growth of 4%, together with favorable lager pricing.

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Lager and soft drinks volumes were 46.6 million hl and 20.6 million hl, respectively, for the year ended 31 March 2016, representing an increase of 6% and 4%, respectively, compared with the prior year, for the reasons discussed below.

In Colombia, excluding the currency translation effects discussed above, SABMiller Group NPR growth of 11% reflected total volume growth of 8%, selective price increases, trading up by consumers and continued focus on revenue management. Lager volume growth of 11% reflected the SABMiller Group’s bulk pack affordability strategy and the success of its enhanced sales service model. Lager volume growth, which was further supported by shifts in consumer spending away from durable goods, and favorable weather, lifted the SABMiller Group’s volume share of the alcohol market by 220 basis points. The SABMiller Group’s above mainstream brand Aguila Light and the alcohol-free Aguila Cero brand delivered double digit growth, with robust growth from the SABMiller Group’s mainstream brands. Premium brands performed well, particularly the Club Colombia brand family, which achieved double digit volume growth and exceeded one million hectoliters for the year. Volumes of the SABMiller Group’s non-alcoholic malt beverage brand, Pony Malta, declined 13% following an unfounded social media rumor.

In Peru, excluding the currency translation effects discussed above, SABMiller Group NPR grew by 7%, reflecting beverage volume growth of 4% with lager volumes up 2%. SABMiller Group NPR was further enhanced by selective price increases and positive brand mix reflecting the continued trade up by consumers from Cristal to the SABMiller Group’s above mainstream brand Pilsen Callao. The SABMiller Group’s local premium brand Cusqueña saw a return to growth through increased distribution and rate of sale, and the success of its brand variants. The expansion of the SABMiller Group’s direct sales and distribution model helped to offset the impact of heavy rains that affected parts of the country. The SABMiller Group’s volume share of the alcohol market continued to grow, up 180 basis points, as a result of expansion in the category, with gains captured mostly from informal alcohol. Soft drinks volumes grew by double digits driven by the SABMiller Group’s water brand San Mateo and sparkling soft drink Guarana.

EBITA, as defined

EBITA, as defined, for Latin America decreased by 12% to USD 1,959 million for the year ended 31 March 2016 from USD 2,224 million for the year ended 31 March 2015, with strong topline performance more than offset by the impact of currency pressure on imported raw materials, and the translational effects of the depreciation of certain operating currencies against the U.S. dollar, which disproportionately impacted the SABMiller Group’s key Colombian operation. Excluding currency translation effects, which negatively impacted EBITA, as defined, by USD 431 million, EBITA, as defined, grew 7% for the year ended 31 March 2016 compared with the year ended 31 March 2015.

Discussion of results of operations for Latin America for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR for Latin America was USD 5,768 million for the year ended 31 March 2015, essentially in line with the year ended 31 March 2014. However, excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted SABMiller Group NPR by USD 348 million and USD 9 million, respectively, SABMiller Group NPR in Latin America grew by 7% for the year ended 31 March 2015. SABMiller Group NPR increased principally as a result of favorable lager pricing, growth in the premium and above mainstream categories and strong soft drinks volume growth.

Lager and soft drinks volumes were 44.2 million hl and 19.9 million hl, respectively, for the year ended 31 March 2015, representing an increase of 1% and 7%, respectively, compared with the prior year, for the reasons discussed below.

In Colombia, excluding the currency translation effects discussed above, SABMiller Group NPR growth of 6% reflected total volume growth of 2%, selective price increases and premiumization, buoyed by strong non-alcoholic malt volume growth. Lager volumes were in line with the previous year, although the SABMiller Group’s share of the alcoholic beverages market increased by 180 basis points. The SABMiller Group’s above mainstream brand Aguila Light and bulk packs continued to grow, together with strong performance in its premium brands, Club Colombia and Miller Lite, offsetting a decline in its mainstream brands, Aguila and Poker. The SABMiller Group’s premium category growth was underpinned by a new proprietary bottle for Club Colombia, differentiated seasonal offerings and increased reach. Trading, generally, was negatively impacted by dry laws during the presidential elections and the FIFA World Cup. Soft drinks volumes benefited from double-digit growth, driven by the success of the SABMiller Group’s non-alcoholic malt brand Pony Malta and the PET bulk pack offering.

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In Peru, excluding the currency translation effects discussed above, SABMiller Group NPR grew by 5%, driven by total volume growth of 4%. Lager volumes increased by 2%, with the SABMiller Group’s above mainstream brand Pilsen Callao achieving double-digit growth, as consumers continue to trade up from mainstream, more than offsetting a decline in its premium Cusqueña brand. The SABMiller Group’s international premium brand offerings continued to expand their reach with double-digit volume growth. Its share of lager market volumes continued to improve, increasing by 60 basis points, underpinned by strong trade execution during the summer and the World Cup soccer activities, which overcame the effect of adverse weather conditions and social disruption from activities against illegal mining in the country. Soft drinks volumes were up by 13% with growth coming from Guarana, San Mateo and the SABMiller Group’s non-alcoholic malt brand Maltin Power, all boosted by pack innovations.

EBITA, as defined

EBITA, as defined, for Latin America increased by 1% to USD 2,224 million for the year ended 31 March 2015 from USD 2,192 million for the year ended 31 March 2014, driven by strong soft drinks volume growth and a reduction in real unit production costs, notwithstanding currency pressure on imported raw materials, and fixed cost productivity. Excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted EBITA, as defined, by USD 132 million and USD 2 million, respectively, EBITA, as defined, grew 8% for the year ended 31 March 2015.

Africa

The SABMiller Group operates in 17 countries in Africa: Botswana, Comores, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mayotte, Mozambique, Namibia, Nigeria, South Africa, South Sudan, Swaziland, Tanzania, Uganda and Zambia. In addition, the SABMiller Group has a strategic alliance with Castel, pursuant to which Castel’s holding company has a 38% economic interest in the SABMiller Group’s principal African holding company and the SABMiller Group has a 20% economic interest in Castel’s African beverage operations (BIH Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations), other than in relation to Castel’s operations in Angola, where the SABMiller Group’s interest is 27.5%. This alliance capitalizes on the complementary nature of the companies’ geographic portfolios. Castel has lager and soft drinks interests in 22 largely French-speaking countries of West, Central and North Africa and the Indian Ocean. Its operations cover Algeria, Angola, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Republic of Congo, Côte d’Ivoire, Democratic Republic of Congo, Equatorial Guinea, Ethiopia, Gabon, Gambia, Guinea, Madagascar, Mali, Morocco, Niger, Senegal, Togo and Tunisia. In addition, the SABMiller Group has associated undertakings in Algeria, Morocco and Zimbabwe, and a procurement company in Mauritius. See “The Business of SABMiller—Overview by business segment—Africa”.

Discussion of results of operations for Africa for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR in Africa was USD 6,781 million for the year ended 31 March 2016, down 9% from USD 7,462 million for the year ended 31 March 2015. Excluding currency translation effects, which negatively impacted SABMiller Group NPR in Africa by USD 1,519 million, and the net effect of acquisitions and disposals, which positively impacted SABMiller Group NPR by USD 43 million, SABMiller Group NPR in Africa grew by 11% for the year ended 31 March 2016. The increase in SABMiller Group NPR reflected beverage volume growth of 6% supported by the SABMiller Group’s affordability strategy, selective price increases and continued premiumization in South Africa.

Lager and soft drinks volumes were 50.8 million hl and 37.8 million hl respectively for the year ended 31 March 2016, representing an increase of 5% in lager volumes and an increase of 8% in soft drinks volumes from the year ended 31 March 2015, with the growth in soft drinks volumes coming against a strong comparable. In addition, other alcoholic beverage volumes were 7.8 million hl for the year ended 31 March 2016, an increase of 2% from the year ended 31 March 2015.

The Castle Lite brand continued to grow strongly, which helped to drive premium brand growth of 11% for the SABMiller Group’s subsidiaries in the region and increased premium mix. The SABMiller Group’s strategy of price moderation assisted the growth in its mainstream portfolio while in the affordable category, Impala, the SABMiller Group’s cassava-based beer, and Eagle were the main drivers of growth. The SABMiller Group’s innovation pipeline delivered double digit growth for the premium flavored beer Flying Fish, along with the successful pan-African launch in the second half of the year of the SABMiller Group’s premium, single malt beer Carling Blue Label. Traditional beer volumes returned to growth in the second half of the year ended 31

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March 2016, which resulted in growth of 1% for the full year. Chibuku Super grew by double digits driving its share of the SABMiller Group’s traditional beer volumes to 27%.

In South Africa, excluding currency translation effects and the net effect of acquisitions and disposals discussed above, SABMiller Group NPR grew by 10%, supported by selective pricing and premiumization against a tough economic backdrop in which consumers’ disposable income continued to be under pressure. Beverage volumes increased by 6% and lager volumes grew by 2%, with share gains across both the beer and total alcohol markets. This was driven by premium brand volume growth of 13%, led by Castle Lite and Castle Milk Stout. Volumes of mainstream lager brands declined by 1% driven by Hansa Pilsener, partially offset by the growth of Castle Lager. In the flavored beer category, there were strong performances from Redd’s and Brutal Fruit. Soft drinks volume growth of 10% in an increasingly promotion-driven trading environment was supported by robust growth of 17% in the second half of the financial year ended 31 March 2016, which benefited from hot weather over the peak trading period.

In Tanzania, excluding the currency translation effects discussed above, SABMiller Group NPR grew 5%, with beverage volume growth of 7%. Lager volumes grew by 7%, with strong growth in the affordable category of brands, led by Eagle, as well as the expansion into draught and smaller pack sizes of Balimi. Other alcoholic beverages grew by 3%, spurred by the growth of Chibuku Super, partially offset by a subdued performance from wines and spirits.

Excluding currency translation effects and the net effect of acquisitions and disposals discussed above, Castel, the SABMiller Group’s associate, delivered SABMiller Group NPR growth of 6%. Beverage volumes were down 1%, constrained by weak economic fundamentals in Angola where the local currency has devalued substantially and there is limited access to foreign currency. Beverage volumes in Angola were down 19%, driven by the 18% decline in lager volumes. Castel has scaled back activity in Angola significantly. Excluding Angola, Castel’s volumes were up mid single digits driven by double digit growth in the Republic of Congo, Madagascar, and Burkina Faso.

EBITA, as defined

EBITA, as defined, declined by 10% to USD 1,708 million for the year ended 31 March 2016 from USD 1,907 million for the year ended 31 March 2015, largely due to the depreciation of the South African rand, Tanzanian shilling and euro against the U.S. dollar (the euro being Castel’s functional currency). The depreciation of key currencies against the U.S. dollar also created significant pressure on raw material input costs which was only partially offset by efficiencies achieved in manufacturing and distribution. The SABMiller Group’s regional performance in Africa reflected its focus on cost management, premiumization and the introduction of more affordable pack sizes. Excluding currency translation effects, which had a negative impact on EBITA, as defined, of USD 423 million, and the net positive impact of acquisitions and disposals of USD 8 million, EBITA, as defined, grew by 11% for the year ended 31 March 2016.

Discussion of results of operations for Africa for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR in Africa was USD 7,462 million for the year ended 31 March 2015, up 1% from USD 7,421 million for the year ended 31 March 2014. Excluding currency translation effects and the net effect of acquisitions and disposals, which negatively impacted SABMiller Group NPR in Africa by USD 636 million and USD 13 million, respectively, SABMiller Group NPR in Africa grew by 9% for the year ended 31 March 2015. SABMiller Group NPR increased principally as a result of share gains across a number of markets, total volume growth of 5%, selective pricing and continued premiumization in lager.

Lager and soft drinks volumes were 48.4 million hl and 34.9 million hl respectively for the year ended 31 March 2015, representing an increase of 4% in lager volumes, and an increase of 9% in soft drinks volumes from the previous year. In addition, other alcoholic beverage volume was 7.6 million hl for the year ended 31 March 2015, unchanged from the previous year. Growth in lager volumes was tempered by declines in Tanzania and Zambia, as a result of excise-related pricing, and Zimbabwe, which was challenged due to weak economic fundamentals. The majority of the SABMiller Group’s markets performed well through strong local portfolios with continued premiumization and growth of its affordable brands. The SABMiller Group recorded strong growth in its soft drinks portfolio resulting from price moderation and strong retail execution.

In South Africa, excluding currency translation effects and the net effect of acquisitions and disposals discussed above, strong SABMiller Group NPR growth of 9% was delivered in the context of weak economic growth. Lager volume growth of 2% was driven by market share gains, selectivity in inflation-related price increases and improved mix resulting from the double-digit growth of the SABMiller Group’s premium brands Castle Lite and Castle Milk Stout. In the mainstream category, sustained growth in Castle Lager and Carling Black

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Label volumes was partially offset by a decline in Hansa Pilsener. Innovation in the flavored beer category continued to deliver strong growth from both Flying Fish and Castle Lite Lime. Soft drinks volume growth of 8% in a highly competitive environment was aided by improved trade execution, price restraint and pack innovation. Strong growth continued in 2 liter PET packs supported by the growth of 440 ml cans and 330 ml PET bottles.

In Tanzania, lager volumes declined by 7% due to excise-related pricing and a weak agricultural harvest affecting rural consumer sentiment, although the SABMiller Group still gained share of the lager market. Excluding the currency translation effects discussed above, SABMiller Group NPR still grew by 6%, reflecting positive lager brand mix driven by Castle Lite in the premium category and Castle Lager in mainstream, price increases in the context of mid-single digit inflation, and growth in spirits volumes. The growth in the latter was across the portfolio, aided by brand renovations and increased investment in the SABMiller Group’s sales force.

Castel, the SABMiller Group’s associate, delivered volume growth of 6% with notable performances in lager achieved in the competitive markets of the Democratic Republic of Congo and Ethiopia, as well as Burkina Faso and Cameroon. This was supported by soft drinks growth in Angola, Algeria and the Ivory Coast. All these factors assisted SABMiller Group NPR growth during the year.

EBITA, as defined

EBITA, as defined, declined by 2% to USD 1,907 million for the year ended 31 March 2015 from USD 1,954 million for the year ended 31 March 2014, largely due to the depreciation of key currencies against the U.S. dollar. Currency weaknesses created raw material input cost pressures which were partially offset by the SABMiller Group’s focus on improving production efficiencies and sustainable development initiatives, such as its ‘Go Farming’ approach. Excluding currency translation effects and the net effect of acquisitions and disposals, which had negative impacts on EBITA, as defined, of USD 152 million and USD 4 million, respectively, EBITA, as defined, grew by 6% for the year ended 31 March 2015.

Asia Pacific

In Asia Pacific, the SABMiller Group conducts business primarily in Australia, China and India, with operations also in South Korea and Vietnam. In China, the SABMiller Group’s interests are through CR Snow, an associate in which the SABMiller Group has a 49% interest, and which is the biggest brewer by volume in China. See “The Business of SABMiller—Overview by business segment—Asia Pacific”.

Discussion of results of operations for Asia Pacific for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR in Asia Pacific was USD 3,650 million for the year ended 31 March 2016, representing a decrease of 6% from USD 3,867 million for the year ended 31 March 2015. This decline mainly reflected the depreciation of currencies against the U.S. dollar. Excluding adverse foreign currency translation effects of USD 328 million, SABMiller Group NPR in Asia Pacific grew by 3% for the year ended 31 March 2016 compared with the year ended 31 March 2015, reflecting a combination of price increases supported by positive brand mix.

Total beverage volumes were 70.3 million hl for the year ended 31 March 2016 (including 0.1 million hl of other alcoholic beverages), representing a decrease of 1% in volumes from the year ended 31 March 2015.

In Australia, excluding currency translation effects, SABMiller Group NPR growth of 4% was driven by SABMiller Group NPR per hl growth of 3% with price increases complemented by premiumization as a result of the shift into premium and contemporary brands. Volumes were marginally up on the prior year, with improved momentum in the second half of the year ended 31 March 2016, up 3% during that period. This performance was underpinned by improved customer relationships, excellent execution as well as product innovation. As a result, the SABMiller Group outperformed key competitors in a market where the rate of decline has been more muted. During the year ended 31 March 2016, the SABMiller Group focused on rebalancing its portfolio, leveraging the consumer shift from classic to contemporary and premium brand categories. Premium lager volume growth of 16% was led by strong momentum in Great Northern in the SABMiller Group’s contemporary portfolio, together with the sustained double digit growth of the Peroni and Yak brand families. The successful relaunch of the SABMiller Group’s premium brand Pure Blonde in June 2015 supported the SABMiller Group’s expansion of the category. The SABMiller Group’s classic mainstream brands Victoria Bitter and Carlton Draught continued to decline, in line with trends in the mainstream brand category, although this was partially mitigated by the strong performance of Carlton Dry.

In China, excluding currency translation effects, SABMiller Group NPR grew by 1% and SABMiller Group NPR per hl grew by 3%, which reflected the continued roll out of one-way packaging and the continuing

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focus on premiumization. Volumes were down 2%, primarily due to tough industry and macroeconomic headwinds, in a market that declined by mid single digits for the second consecutive year.

The SABMiller Group’s associate, CR Snow, maintained national leadership as a result of being well represented in the growth segments of the on-premise channel, with good penetration of night outlets in targeted cities through a full portfolio of premium brands, particularly Snow Brave the World and Snow Draft. CR Snow also grew strongly in the off-premise channel with notable growth in cans. Snow Brave the World, which was launched in 2008, continued to grow by double digits and now represents over 20% of CR Snow’s total volume.

EBITA, as defined

EBITA, as defined, in Asia Pacific decreased by 2% to USD 753 million for the year ended 31 March 2016 from USD 768 million for the year ended 31 March 2015, principally due to depreciation of certain operating currencies against the U.S. dollar. Excluding currency translation effects, which had a net negative impact of USD 116 million, EBITA, as defined, increased by 13% for the year ended 31 March 2016, primarily reflecting the SABMiller Group’s topline performance together with its continued cost control discipline. The focus on cost optimization in Australia throughout the year included improving production and logistic efficiencies, as well as the streamlining of back office processes.

Discussion of results of operations for Asia Pacific for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR for its operations in Asia Pacific was USD 3,867 million for the year ended 31 March 2015, representing a decrease of 2% from USD 3,944 million for the year ended 31 March 2014. This decline mainly reflected the depreciation of currencies against the U.S. dollar. Excluding adverse foreign currency translation effects of USD 141 million and the net positive impact of acquisitions and disposals of USD 34 million, SABMiller Group NPR in Asia Pacific grew by 1% for the year ended 31 March 2015 compared with the year ended 31 March 2014, reflecting pricing together with premiumization in China and a change in the relative weighting of volumes in Australia compared with China.

Total beverage volumes were 71.3 million hl for the year ended 31 March 2015 (including 0.1 million hl of other alcoholic beverages), representing a decrease of 2% in volumes from the previous year, excluding the effect of acquisitions and disposals.

In Australia, excluding currency translation effects, SABMiller Group NPR declined by 2%, reflecting a volume decline of 1%. Consumer sentiment remained subdued with continued pressure on consumer spending affecting beer category volumes, which declined by low single digits. While the SABMiller Group gained share in a weaker market, the lager volume decline reflected a softer mainstream category, with declines in core brands, which was only partially offset by strong growth in its premium portfolio. Increased trade investment activities during the first half of the year, driven by investment in key customer trading terms and promotions in a highly competitive retail trading environment, were largely compensated by price increases taken later in the year which, together with positive momentum in the contemporary and premium categories, resulted in an improved SABMiller Group NPR per hl trend in the second half of the year.

In China, excluding currency translation effects and the net impact of acquisitions and disposals, SABMiller Group NPR grew by 2% even though volumes declined by 3% on the same basis. The SABMiller Group’s associate, CR Snow, maintained national leadership in a market that declined during the second half of calendar 2014 due to an abnormally cold and wet summer peak period, especially in the central provinces of Hubei, Anhui and Jiangsu along the Yangtze river. A return to volume growth in the final quarter of SABMiller’s financial year reflected strong performances in the northeast and west, together with an improved trend in the key central region. SABMiller Group NPR per hl grew by 5% driven by the continued focus on premium brands and outlets led by Snow Draft and Snow Brave the World.

EBITA, as defined

EBITA, as defined, in Asia Pacific decreased by 9% to USD 768 million for the year ended 31 March 2015 from USD 845 million for the year ended 31 March 2014, principally due to depreciation of currencies against the U.S. dollar and declines in volumes in Australia and China. Excluding currency translation effects and the net effect of acquisitions and disposals, which had a net negative impact of USD 44 million and a net positive impact of USD 1 million on EBITA, as defined, respectively, EBITA, as defined, declined by 4% for the year ended 31 March 2015 primarily due to the lower volumes, pricing pressures in Australia and costs associated with the integration of Kingway in China.

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Europe

The SABMiller Group’s primary brewing operations cover nine European countries: the Czech Republic, Hungary, Italy, the Netherlands, Poland, Romania, Slovakia, the Canary Islands (Spain) and the United Kingdom. In the majority of these countries, the SABMiller Group is the number one or two brewer by market share. The SABMiller Group also sells to a further six European markets, the largest being Germany and France. A further 16 countries including Russia, Turkey and the Ukraine are covered in the strategic alliance with Anadolu Efes through brewing, soft drinks and export operations. See “The Business of SABMiller—Overview by business segment—Europe”.

Discussion of results of operations for Europe for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR was USD 3,832 million for the year ended 31 March 2016, representing a decrease of 13% from USD 4,398 million for the year ended 31 March 2015, impacted by the weakening of European currencies against the U.S. dollar. Excluding negative currency translation effects of USD 656 million, and the net positive impact of acquisitions and disposals of USD 17 million, SABMiller Group NPR grew by 2% in the year ended 31 March 2016.

Lager and soft drinks volumes were 43.1 million hl and 15.8 million hl, respectively, for the year ended 31 March 2016, with lager volumes down 1% from the previous year and soft drinks volumes increasing by 2% from the previous year.

In the Czech Republic and Slovakia business, excluding currency translation effects, SABMiller Group NPR was up by 3%, with beverage volumes up by 1%. The business grew through a continued focus on sales execution and was supported by favorable weather throughout the year. Growth in Pilsner Urquell offset the decline of the SABMiller Group’s mainstream brand Gambrinus 10. The SABMiller Group continued to focus on expanding the beer category, with innovations in brand variants driving growth in Birell, its non-alcoholic lager which is consumed on soft drinks occasions. In the Czech Republic, the SABMiller Group’s volume share of the beer market increased by 10 basis points. In Slovakia, the SABMiller Group lost 120 basis points of market share on the same basis.

In Poland, excluding currency translation effects, SABMiller Group NPR declined by 9%. The beverage volume decline of 5% reflected significant competitor activity in the first half of the financial year. Initiatives launched in the second quarter to restore the SABMiller Group’s competitive position, particularly that of its lower mainstream brand Zubr, and a strengthened sales model, supported lager volume growth of 6% in the second half of the financial year. The SABMiller Group’s volume share of the beer market declined by 150 basis points, although sequential improvements in market share were achieved during the second half of the year.

The SABMiller Group’s associate, Anadolu Efes, continued to be affected by economic and political instability in its key lager markets. Total beverage volumes decreased by 3%, with the volume decline in lager partly offset by growth in soft drinks volumes. The lager volume weakness was mainly driven by continuing challenges in Ukraine, Russia and Turkey. Excluding currency translation effects, SABMiller Group NPR per hl improved as a result of price increases and favorable mix.

EBITA, as defined

EBITA, as defined, was USD 636 million for the year ended 31 March 2016, down 9% from USD 700 million for the year ended 31 March 2015, principally impacted by the weakening of European currencies against the U.S. dollar. Excluding currency translation effects, which had a negative impact of USD 105 million, and the net positive impact of net acquisitions and disposals of USD 4 million, EBITA, as defined, increased by 5% for the year ended 31 March 2016 with the topline performance supported by cost reductions and efficiencies, partially offset by the relatively weaker performance of the SABMiller Group’s associate, Anadolu Efes.

Discussion of results of operations for Europe for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 4,398 million for the year ended 31 March 2015, representing a decrease of 4% from USD 4,574 million for the year ended 31 March 2014, impacted by the weakening of European currencies against the U.S. dollar. Excluding negative currency translation effects of USD 281 million, SABMiller Group NPR grew by 2% for the year ended 31 March 2015.

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Lager and soft drinks volumes were 43.6 million hl and 15.5 million hl respectively for the year ended 31 March 2015, with lager volumes level with the previous year, and soft drinks volumes increasing by 5% from the previous year.

In the integrated Czech Republic and Slovakia business, excluding currency translation effects, SABMiller Group NPR was up by 4% with volume growth of 5% reflecting strong performance ahead of the market in both countries and in both the on-premise and off-premise channels. Volume growth was driven by the off-premise channel due to good execution of effective promotions and assisted by two Easter trading periods occurring in the financial year. The premium portfolio grew strongly, boosted by the performance of Pilsner Urquell during the key occasions of Easter and Christmas and by the continued growth of Kozel 11, while the SABMiller Group’s core mainstream brand Gambrinus continued to decline.

In Poland, volumes grew by 2%, marginally behind the market. Excluding currency translation effects, SABMiller Group NPR declined by 2%, reflecting a sustained challenging pricing environment. Channel dynamics resulted in adverse mix with modern trade retailers and traditional trade key accounts increasing their share of the SABMiller Group’s sales. Mainstream volumes grew, driven by Zubr but partly offset by a decline in Tyskie. Lech grew strongly, benefiting from strategic repositioning along with reinvigorated marketing.

Growth in Anadolu Efes’ contribution to SABMiller Group NPR moderated in the full year after a more challenging second half year during which a decline in consumer confidence in Turkey suppressed soft drinks volumes while lager volumes continued to be impacted by the uncertain market conditions in Russia and Ukraine.

EBITA, as defined

EBITA, as defined, was USD 700 million for the year ended 31 March 2015, in line with USD 703 million for the year ended 31 March 2014, principally impacted by the weakening of European currencies against the U.S. dollar. Excluding currency translation effects, which had a negative impact of USD 42 million, EBITA, as defined, increased by 6% for the year ended 31 March 2015 underpinned by cost savings delivered as the SABMiller Group optimizes its operating model.

North America

The SABMiller Group has a 58% economic interest in MillerCoors LLC (“MillerCoors”) and Molson Coors has a 42% economic interest in MillerCoors following the establishment of the MillerCoors joint venture through the combination of the operations of the SABMiller Group’s and Molson Coors Brewing Company’s respective subsidiaries (Miller Brewing Company (“Miller”) and Coors Brewing Company) located in the United States and Puerto Rico (the “MillerCoors Transaction”). As part of the MillerCoors Transaction, Miller transferred substantially all of its operating assets (excluding its international assets, which represented a small percentage of Miller’s total operating assets) to MillerCoors. MillerCoors is accounted for as a joint venture by the SABMiller Group using equity accounting. As a result, after the completion of the MillerCoors Transaction, the SABMiller Group’s share of profits in MillerCoors is reflected in the SABMiller Group’s share of post-tax results of joint ventures, but not in the SABMiller Group’s revenue or operating profit. The North America segment includes the SABMiller Group’s 58% share in MillerCoors and 100% of Miller Brewing International. See “The Business of SABMiller—Overview by business segment—North America”.

Discussion of results of operations for North America for the two years ended 31 March 2016 and 2015

SABMiller Group NPR

SABMiller Group NPR was USD 4,675 million for the year ended 31 March 2016, in line with SABMiller Group NPR of USD 4,682 million for the year ended 31 March 2015. The impact of lower volumes was offset in large part by improved SABMiller Group NPR per hl, as a result of net pricing and favorable sales mix.

Lager volumes were 38.0 million hl for the year ended 31 March 2016 (of which 36.4 million hl were attributable to MillerCoors), with lager volumes decreasing by 1% from the previous year. MillerCoors domestic sales to wholesalers and domestic sales to retailers were both down by 2% compared with the year ended 31 March 2015.

MillerCoors premium light domestic sales to retailers declined by low single digits, although MillerCoors gained share of the category for the last four consecutive quarters to 31 March 2016. Miller Lite growth momentum improved in the second half of the financial year, to end the full year in line with the prior year. This performance reflected the continuing emphasis on the brand’s authenticity and originality, further evidenced through the success of the limited edition release of the Steinie bottle. Coors Light declined by low single digits for the year, with improved performance in the fourth quarter supported by a new marketing campaign.

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MillerCoors’ domestic sales to retailers in the above premium category were only marginally up, as the successful launch of Henry’s Hard Soda in the fourth quarter largely offset the double digit decline of Miller Fortune, which has been deprioritized. Domestic sales to retailers of the Redd’s brand family increased by high single digits, although volumes declined by low single digits in the fourth quarter as the brand family is now cycling strong comparatives. Both the Blue Moon brand family and the Leinenkugel’s portfolio were up low single digits for the year.

The MillerCoors below premium portfolio declined by mid single digits with both Keystone Light and Milwaukee’s Best down high single digits and Miller High Life down by mid single digits. This was partially offset by Steel Reserve which grew by low single digits owing to the continuing success of the Alloy Series, the brand’s line of flavored malt beverages.

EBITA, as defined

EBITA, as defined, was USD 865 million for the year ended 31 March 2016 representing a 1% increase from USD 858 million for the year ended 31 March 2015. EBITA, as defined, growth in MillerCoors was offset by increased marketing and fixed cost investment to support the expansion of the SABMiller Group’s international operations in Brazil and Canada, following changes to the route to market in both countries.

Discussion of results of operations for North America for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 4,682 million for the year ended 31 March 2015, in line with USD 4,665 million for the year ended 31 March 2014. The impact of lower volumes was offset in large part by improved SABMiller Group NPR per hl, as a result of firm pricing and favorable brand mix.

Lager volumes were 38.5 million hl for the year ended 31 March 2015 (of which 37.2 million hl were attributable to MillerCoors), with lager volumes decreasing by 2% from the previous year. In line with its strategy, MillerCoors continued to expand its brand portfolio within the growing above premium category, with both established brands and new offerings. However, volume declines in the premium light, premium regular and economy categories led to a 2% decrease in both U.S. domestic STRs and U.S. domestic sales to wholesalers for the year ended 31 March 2015.

Premium light volumes were down low single digits for the year, with similar declines for both Coors Light and Miller Lite. Although volumes declined, Miller Lite grew share within the category, which was largely attributed to the brand reverting back to its original Lite packaging design, emphasizing its authenticity. The premium regular volumes were down low single digits with a double-digit decline in Miller Genuine Draft, partly offset by low single digit growth in Coors Banquet, which maintained momentum generated by the introduction of the stubby heritage bottle.

MillerCoors’ above premium brand portfolio grew mid-single digits for the year and gained share within the above premium category driven by both organic growth and new brand offerings. Double-digit growth from the Redd’s franchise enhanced MillerCoors’ position within the flavored malt beverage category and the Leinenkugel’s and Blue Moon franchises continued to grow. In addition, brand innovations such as Miller Fortune and Smith & Forge Hard Cider contributed to the full year growth within the category, although Miller Fortune declined in the fourth quarter as it cycled its launch in February 2014. Growth within this category was partially offset by double-digit declines in strategically deprioritized brands, including Third Shift and Batch 19.

While Miller High Life trends showed improvement over the course of the year, the economy portfolio declined mid-single digits driven primarily by high single digit declines in both Keystone Light and Milwaukee’s Best.

EBITA, as defined

EBITA, as defined, was USD 858 million for the year ended 31 March 2015 representing a 7% increase from USD 804 million for the year ended 31 March 2014, as the impact of lower volumes and increased marketing spend was more than offset by improved SABMiller Group NPR per hl and lower fixed costs.

South Africa: Hotels and Gaming

In line with its strategy to focus on its core beverage operations, in August 2014, SABMiller completed the disposal of its investment in Tsogo Sun, the holding company for its hotels and gaming business. The SABMiller Group discontinued reporting of this segment effective 31 March 2015 following the disposal of the Tsogo Sun business.

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Discussion of results of operations for South Africa: Hotels and Gaming for the two years ended 31 March 2015 and 2014

SABMiller Group NPR

SABMiller Group NPR was USD 111 million for the year ended 31 March 2015, representing a decrease of 70% from USD 370 million for the year ended 31 March 2014 driven by the disposal of the business during the year and depreciation of the South African rand against the U.S. dollar.

EBITA, as defined

EBITA, as defined, declined by 74% to USD 32 million for the year ended 31 March 2015 from USD 123 million for the year ended 31 March 2014 driven by depreciation of the South African rand against the U.S. dollar and the disposal of the business during the year.

Liquidity and Capital Resources

General

The SABMiller Group’s material cash requirements include the following:

•	debt service;

•	capital expenditure;

•	operating expenses;

•	investments in subsidiaries, joint ventures and associates;

•	taxes; and

•	dividend payments to shareholders.

The SABMiller Group finances its operations through cash generated by the business and a mixture of short-term and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper. In this way, it ensures that it is not over-reliant on any particular liquidity source and that maturities of borrowings sourced in this way are not overly concentrated. It uses cash on hand, cash from operations and short-term borrowings to manage liquidity. Subsidiaries have access to local bank credit facilities, but are principally funded by the SABMiller Group.

The SABMiller Group’s committed undrawn borrowing facilities decreased from USD 3,644 million at 31 March 2015 to USD 3,613 million at 31 March 2016. As at 31 March 2016, committed headroom, including committed undrawn borrowing facilities and cash and cash equivalents, was sufficient to cover all maturing facilities until 31 March 2018.

The SABMiller Group’s cash and cash equivalents amounted to USD 1,430 million as at 31 March 2016, compared with USD 965 million as at 31 March 2015.

Equity attributable to the SABMiller Group’s equity holders and non-controlling interests amounted to USD 24,088 million as at 31 March 2016 (USD 24,355 million as at 31 March 2015) and its net debt amounted to USD 9,638 million as at 31 March 2016 (USD 10,465 million as at 31 March 2015).

The SABMiller Group is of the opinion that it has adequate liquidity and access to financial resources to fulfill its business needs for the foreseeable future. The SABMiller Group is of the opinion that its lenders are willing and able to advance funds in accordance with their legal obligations. The SABMiller Group continues to monitor the quality of its credit providers and is not aware of any potential future non-performance by these providers.

Cash Flow

The following table sets forth the SABMiller Group’s consolidated cash flows for the years ended 31 March 2016, 2015 and 2014:

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	Year ended 31 March
	2016	2015	2014
	(USD million)
Cash flow from operating activities	3,415	3,722	3,431
Cash flow (used in) / generated from investing activities	(484)	659	(626)
Cash flow (used in) / generated from financing activities	(2,295)	(5,382)	(2,835)
Effects of exchange rate changes	(115)	(117)	(61)

Net increase / (decrease) in cash and cash equivalents	521	(1,118)	(91)

Cash Flow from Operating Activities

The following table sets forth the SABMiller Group’s cash flows from operating activities for the years ended 31 March 2016, 2015 and 2014:

	Year ended 31 March
	2016	2015	2014
	(USD million)
Operating profit	3,454	4,384	4,242
Depreciation	743	821	854
Container breakages, shrinkages and write-offs	41	57	80
Profit on disposal of businesses, available for sale investments and investments in associates	—	(449)	(72)
(Gain)/loss on dilution of investment in associates	—	(2)	18
Profit on disposal of property, plant and equipment	(34)	(18)	(17)
Loss on disposal of intangible assets	2	—	—
Amortization of intangible assets	352	410	427
Impairment of goodwill, intangible assets, investments in associates and property, plant and equipment	379	365	60
Impairment of working capital balances	44	68	55
Amortization of advances to customers	34	35	40
Unrealized net fair value loss/(gain) on derivatives included in operating profit	20	(15)	(8)
Dividends received from other investments	—	(1)	(1)
Charge with respect to share options and Broad-Based Black Economic Empowerment scheme	90	117	154
Other non-cash movements	(70)	(92)	(155)

Net cash generated from operations before working capital movements	5,055	5,680	5,677
Net inflow in working capital	61	132	93

Net cash generated from operations	5,116	5,812	5,770
Net interest paid	(386)	(651)	(743)
Tax paid	(1,315)	(1,439)	(1,596)

Net cash generated from operating activities	3,415	3,722	3,431

Net cash generated from operations for the year ended 31 March 2016 decreased by USD 696 million, or 12%, from USD 5,812 million for the year ended 31 March 2015 to USD 5,116 million for the year ended 31 March 2016, reflecting the decrease in operating profit principally due to adverse currency translational impacts together with higher exceptional charges than the prior year.

Net cash generated from operating activities of USD 3,415 million for the year ended 31 March 2016 decreased by USD 307 million, or 8%, compared with the year ended 31 March 2015, primarily reflecting the adverse currency translational impacts referred to above, partially offset by lower net interest paid as a result of the reduction in net debt and lower tax paid.

Net cash generated from operations for the year ended 31 March 2015 increased by USD 42 million, or 1%, from USD 5,770 million for the year ended 31 March 2014 to USD 5,812 million for the year ended 31 March 2015. Although operating profit increased, notwithstanding the adverse impact of currency exchange rate movements, this was partially offset by the impact of net non-cash exceptional items, being the profit on the disposal of the SABMiller Group investment in Tsogo Sun, the impairment charges in relation to its Indian business and the additional profit on its Angola disposal in 2012.

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Net cash generated from operating activities of USD 3,722 million for the year ended 31 March 2015 increased by USD 291 million, or 8%, compared with the year ended 31 March 2014, primarily reflecting lower net interest paid as a result of the reduction in net debt, partly offset by the early redemption payment relating to SABMiller’s 6.5% notes due 2016 and lower tax paid due to the cycling of the tax prepayment to the Australian Tax Office in the prior year, partly offset by tax paid on the disposal of the investment in Tsogo Sun.

Cash (used in) / from Investing Activities

The following table sets forth the SABMiller Group’s cash flows used in or from investing activities for the years ended 31 March 2016, 2015 and 2014:

	Year ended 31 March
	2016	2015	2014
	(USD million)
Net capital expenditure(1)	(1,239)	(1,504)	(1,415)
Net proceeds from (investments in) / disposal of associates	(4)	976	(199)
Net (acquisition) / proceeds from the sale of businesses(2)	(191)	(5)	49
Investments in joint ventures	(301)	(216)	(188)
Dividends received from joint ventures and associates	1,251	1,406	1,127
Other	—	2	—

Cash flow (used in) / generated from investing activities	(484)	659	(626)

Notes:

(1)	Net capital expenditure consists of purchases of property, plant and equipment and of intangible assets, minus proceeds from the sale of property, plant and equipment and intangible assets.
(2)	Net of cash acquired/disposed.

Net cash used in investing activities was USD 484 million for the year ended 31 March 2016, compared with net cash generated from investing activities of USD 659 million for the year ended 31 March 2015. The decrease in net cash flow from investing activities for the year ended 31 March 2016 mainly reflected a difficult comparable as a result of the proceeds from the disposal of the SABMiller Group’s investment in Tsogo Sun in the year ended 31 March 2015, as well as the cash outflow for the acquisition of businesses in the year ended 31 March 2016.

Net capital expenditure amounted to USD 1,239 million for the year ended 31 March 2016 (USD 1,504 million for the year ended 31 March 2015), affected by the translational impact of currency depreciation against the U.S. dollar, with expansion spend primarily in Africa and Latin America.

Net cash flow from investing activities was USD 659 million for the year ended 31 March 2015, compared with net cash used in investment activities of USD 626 million for the year ended 31 March 2014. The increase in cash flow from investing activities for the year ended 31 March 2015 mainly reflected the proceeds from the disposal of the SABMiller Group’s investment in Tsogo Sun.

Net capital expenditure amounted to USD 1,504 million for the year ended 31 March 2015 (USD 1,415 million for the year ended 31 March 2014), with expansion spend primarily in Africa and Latin America.

Cash Flow used in Financing Activities

The following table sets forth the SABMiller Group’s cash flows used in financing activities for the years ended 31 March 2016, 2015 and 2014:

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	Year ended 31 March
	2016	2015	2014
	(USD million)
Dividends paid	(2,013)	(1,878)	(1,834)
Net repayments of borrowings	(783)	(3,819)	(1,244)
Net proceeds from the issue of share capital	113	231	108
Purchase of own shares for share trusts(1)	(149)	(146)	(79)
Net cash receipts from derivative finance instruments	547	243	228
Other	(10)	(13)	(14)

Cash flow (used in) financing activities	(2,295)	(5,382)	(2,835)

Note:

(1)	The SABMiller Employees’ Benefit Trust (“EBT”) holds shares in SABMiller plc for the purposes of SABMiller’s various executive share incentive plans. At 31 March 2016, the EBT held 11,476,675 shares (31 March 2015: 8,997,945 shares and 31 March 2014: 6,833,632 shares). The EBT used funds provided by SABMiller to purchase shares in the open market. See note 26a in SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for further details on EBT share purchases.

Cash used in financing activities amounted to USD 2,295 million in the year ended 31 March 2016, compared with USD 5,382 million in the year ended 31 March 2015, primarily as a result of a reduction in cash outflows related to the repayment of bonds. The cash outflow from financing activities in the year ended 31 March 2016 primarily reflected the payment of dividends.

Cash used in financing activities amounted to USD 5,382 million in the year ended 31 March 2015, compared with USD 2,835 million in the year ended 31 March 2014. The cash outflow from financing activities in the year ended 31 March 2015 primarily reflected the repayment of bonds.

Restrictions on Transfers from Subsidiaries

The amount of dividends payable by the SABMiller Group’s operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate.

As at 31 March 2016, the SABMiller Group held cash and short-term deposits of USD 109 million (31 March 2015: USD 117 million) in certain African countries (including South Africa) that were subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than through normal dividends. As normal dividends are generally able to be paid, these restrictions are not expected to have a material impact on the SABMiller Group’s ability to meet its ongoing obligations.

Funding Sources

Cash and Cash Equivalents and Short-Term Investments

The SABMiller Group’s cash and cash equivalents and short-term investments as at 31 March 2016 and 2015 were as follows:

	31 March
	2016	2015
	(USD million)
Cash and Cash Equivalents and Short-Term Investments	1,430	965

Borrowings

The SABMiller Group finances its operations through cash generated by the business and a mixture of short and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper with a range of maturity dates. In this way, the SABMiller Group ensures that it is not overly reliant on any particular liquidity source and that the maturities of its borrowings are not overly concentrated.

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The following table sets forth the level of the SABMiller Group’s current and non-current interest-bearing loans and borrowings as at 31 March 2016 and 2015:

	31 March
	2016	2015
	(USD million)
Overdrafts	159	215
Unsecured bank loans	666	1,360
Unsecured bond issues	10,845	10,915
Finance lease liabilities	61	53
Secured other loans	9	1

Total	11,740	12,544

The following table sets forth the contractual maturities of the SABMiller Group’s interest-bearing liabilities as at 31 March 2016:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	(USD million)
Overdrafts	159	159	—	—	—	—	—
Secured and unsecured bank loans	675	430	190	55	—	—	—
Unsecured bond issues	10,845	2,324	67	1,859	1,158	540	4,897
Finance lease liabilities	61	13	13	10	8	7	10
Net derivative financial assets(2)	(672)	(125)	(16)	(104)	(22)	(7)	(398)

Total	11,068	2,801	254	1,820	1,144	540	4,509

Notes:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 March 2016.
(2)	Includes net financing-related derivative financial instruments only. Please refer to note 22 of SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for further details.

The SABMiller Group’s borrowings are linked to different interest rates, both variable and fixed. As at 31 March 2016, after taking into account interest rate derivatives, 40% of the SABMiller Group’s net debt (which includes loans, borrowings, financing derivative financial instruments, bank overdrafts and finance leases) bore a fixed interest rate. The SABMiller Group’s interest rate risk is monitored based on net debt exposures. The SABMiller Group’s practice is to borrow (direct or synthetically) in floating rates, reflecting the fact that floating rates are generally lower than fixed rates over the medium term. The extent to which SABMiller Group borrowings may be in floating rates is restricted by policy such that the impact of a 1% increase in interest rates on finance costs can be no more than an agreed proportion of adjusted EBITDA, which is comprised of operating profit before exceptional items, depreciation and amortization and includes the SABMiller Group’s share of MillerCoors’ operating profit on a similar basis. The policy excludes borrowings arising from acquisitions in the previous six months. Exposure to movements in interest rates in SABMiller Group borrowings is managed through interest rate derivatives.

Please refer to note 21 of SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 and “—Quantitative and Qualitative Disclosures about Market Risk” for further details on the SABMiller Group’s approach to managing interest rate risk.

The SABMiller Group’s net debt is denominated in various currencies, though primarily in the U.S. dollar, the Australian dollar, the euro, the Colombian peso, and the South African rand. The SABMiller Group is subject to exposure on the translation of the foreign currency denominated net assets of subsidiaries, associates and joint ventures into the SABMiller Group’s U.S. dollar reporting currency. The SABMiller Group seeks to mitigate this exposure, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of derivatives. The SABMiller Group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures. As at 31 March 2016, an approximate nominal value equivalent to USD 2,519 million (as at 31 March 2015: USD 3,691 million) of borrowings has been swapped into currencies that match the currency of the underlying operations of the SABMiller Group, including those mentioned above.

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Gross debt, comprising borrowings, overdrafts and finance leases of the SABMiller Group together with the fair value of financing derivative assets and liabilities held to manage interest rate and foreign currency risk of borrowings for the SABMiller Group, decreased by 3% to USD 11,068 million as at 31 March 2016 from USD 11,430 million as at 31 March 2015, primarily as a result of the repayment of outstanding commercial paper. Short-term gross debt (i.e., due within one year) as at 31 March 2016 amounted to USD 2,801 million, compared with USD 1,608 million as at 31 March 2015. The SABMiller Group’s medium and long-term borrowings (i.e., due in more than one year) (excluding derivative financial instruments) amounted to USD 8,814 million as at 31 March 2016 and USD 10,583 million as at 31 March 2015, while the SABMiller Group had undrawn committed borrowing facilities in place totaling USD 3,613 million as at 31 March 2016 and USD 3,644 million as at 31 March 2015, respectively. Please refer to note 21 of SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for a description of the currencies of the SABMiller Group’s financial liabilities and a description of the financial instruments the SABMiller Group uses to hedge its liabilities.

The weighted average interest rate on the SABMiller Group’s gross debt portfolio was 3.2% as at 31 March 2016, having decreased from 3.5% as at 31 March 2015, primarily reflecting the repayment of some high interest rate debt during the course of the year, as well as declines in interest rates in a number of key currencies.

As at the date of this prospectus, the SABMiller Group has the following principal debt facilities in place:

Group Syndicated Loan Facilities

The SABMiller Group has the following core bank credit facilities, which are available for general corporate purposes:

•	SABMiller: USD 2,500 million committed syndicated revolving credit facility; and

•	SABMiller Holdings Inc. (guaranteed by SABMiller): USD 1,000 million committed syndicated revolving credit facility.

In April 2016, the SABMiller Group extended its existing USD 2,500 million and USD 1,000 million committed syndicated facilities by one year to May 2021, with the exception of USD 117 million, for which the maturity date is May 2020. Each facility contains provisions entitling the lenders to cancel their commitments and demand repayment upon a change of control of SABMiller.

2003 SABMiller Bonds

On 7 August 2003, SABMiller issued USD 300 million 6.625% notes due August 2033. Since September 2010, SABMiller has been the sole obligor following the release of all guarantees in respect of the notes. The notes are redeemable in whole, or in part, at any time at the option of SABMiller at a redemption price equal to the make-whole amount.

2006 SABMiller Commercial Paper Programme

On 11 October 2006, SABMiller established a commercial paper programme with a programme limit of USD 1,000 million (or its equivalent in other currencies). Since July 2008, commercial paper issued under this programme has not been guaranteed.

2008 SABMiller Bonds

On 11 July 2008, SABMiller issued USD 700 million 6.50% notes due July 2018. The notes are redeemable in whole, or in part, at any time at the option of SABMiller at a redemption price equal to the make-whole amount and contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

2012 SABMiller Holdings Inc. Bonds

On 17 January 2012, SABMiller Holdings Inc. issued USD 2,000 million 2.45% notes due January 2017, USD 2,500 million 3.75% notes due January 2022 and USD 1,500 million 4.95% notes due January 2042, all guaranteed by SABMiller. The notes are redeemable in whole, or in part, at any time at the option of SABMiller Holdings Inc. or SABMiller at a redemption price equal to the make-whole amount and contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

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On 6 December 2012, SABMiller Holdings Inc. issued EUR 1,000 million 1.875% notes due January 2020, guaranteed by SABMiller. The notes contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

2012 Domestic Medium Term Note Programme and 2013 SABSA Holdings Limited Bonds

On 13 December 2012, SABMiller and SABSA Holdings Limited established the 2012 Domestic Medium Term Note Programme with a programme limit of ZAR 6,000 million (or its equivalent in other currencies), under which both bonds and commercial paper may be issued by SABSA Holdings Limited, in each case guaranteed by SABMiller. On 28 March 2013, SABSA Holdings Limited issued ZAR 1,000 million 7.125% notes due March 2018.

2013 SABMiller Holdings Inc. Bonds

On 9 August 2013, SABMiller Holdings Inc. issued USD 750 million 2.200% notes due August 2018 and USD 350 million floating rate notes due August 2018, all guaranteed by SABMiller. The fixed rate notes are redeemable in whole, or in part, at any time at the option of SABMiller Holdings Inc. or SABMiller at a redemption price equal to the make-whole amount. All of the notes contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

2013 SABMiller Holdings Inc. Commercial Paper Programme

On 30 September 2013, SABMiller Holdings Inc. established a commercial paper programme with a programme limit of USD 500 million (or its equivalent in other currencies). On 15 January 2015, the programme limit was increased to USD 1,000 million. Commercial paper issued under this programme is guaranteed by SABMiller.

Foster’s Guaranteed Medium Term Note Programme and Bonds

On 3 June 1996, FBG Finance Ltd issued USD 300 million 7.875% notes due June 2016 and on 28 June 2005, FBG Finance Ltd issued USD 300 million 5.875% notes due June 2035. All of these notes are guaranteed by Foster’s Group Pty Ltd (“Foster’s”). The 2035 notes are redeemable in whole or in part at any time at the option of FBG Finance Ltd at a redemption price equal to the make-whole amount. On 1 June 2016, the USD 300 million 7.875% notes due June 2016 were repaid from cash resources of the SABMiller Group.

On 21 July 2015, FBG Finance Pty Ltd and FBG Treasury (Aust) Pty Ltd established a Guaranteed Medium Term Note Programme with a programme limit of AUD 3,000 million. Notes under this programme may be issued by FBG Finance Pty Ltd and/or FBG Treasury (Aust) Pty Ltd, in each case guaranteed by SABMiller. On 7 August 2015, FBG Treasury (Aust) Pty Ltd issued AUD 700 million 3.75% notes due August 2020 under this programme. The notes are redeemable in whole or in part at any time at the option of FBG Treasury (Aust) Pty Ltd at a redemption price equal to the make-whole amount and contain a put option in favor of noteholders upon a change of control of SABMiller if it results in the credit rating in respect of the notes being downgraded to non-investment grade or withdrawn.

SABMiller Holdings Inc. Contingent Guarantee

On 11 June 2012, SABMiller Holdings Inc. entered into a contingent guarantee of the obligations of SABMiller in respect of the SABMiller bonds and loan facilities described above and certain of SABMiller’s other present and future external borrowings. This guarantee takes effect upon the occurrence of certain insolvency events in relation to SABMiller.

Credit Rating

Since it was first rated in 2003, and until July 2012, the SABMiller Group was rated Baa1/stable outlook by Moody’s Investors Service (“Moody’s”) and BBB+/stable outlook by S&P Global Ratings (“S&P”). In July 2012, S&P revised its rating to BBB+/positive outlook and Moody’s rating remained unchanged. In July 2014, S&P revised its rating to A-/stable outlook and in October 2014, Moody’s revised its rating to Baa1/positive outlook. In June 2015, Moody’s revised its rating to A3/stable outlook. In October 2015, the rating was placed on review with direction uncertain by Moody’s following the joint announcement of the Transaction. In June 2016, this was changed to a review for downgrade from direction uncertain following Moody’s downgrade of AB InBev in May 2016, removing the potential for the SABMiller Group’s rating to be upgraded. Any change in the SABMiller Group’s credit ratings could have a significant impact on its cost of debt capital and/or its ability to raise capital in the debt markets.

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Research and Development

To ensure improved overall operational effectiveness, the SABMiller Group places considerable emphasis on research and development in the SABMiller Group’s global technical activities. This enables it to develop new products, packaging, processes and manufacturing technologies. During the year ended 31 March 2016, continued progress was made in the SABMiller Group’s research in the key areas of raw materials, brewing, flavor stability, packaging materials and energy and water saving. For the year ended 31 March 2016, the SABMiller Group spent USD 4 million (USD 5 million in the year ended 31 March 2015 and USD 4 million in the year ended 31 March 2014) on research and development.

Investments and Disposals

In June 2015, the SABMiller Group acquired 100% of Meantime Brewing Company Ltd, a modern UK craft brewer, with a brewery in Greenwich, London and a number of retail sites.

The SABMiller Group completed the sale of its investment in Tsogo Sun Holdings Limited, its hotels and gaming associate listed on the Johannesburg Stock Exchange, in August 2014 through an institutional placing and share buyback. The SABMiller Group received net proceeds of USD 971 million, and realized a post-tax profit of USD 239 million.

In December 2013, the SABMiller Group acquired the trade and assets of a wine and spirits business in Africa.

On 17 September 2013, the SABMiller Group’s associate CR Snow completed the acquisition of the brewery business of Kingway Brewery Holdings Limited and the results of this business were included in the results of CR Snow from the second half of the financial year ended 31 March 2014.

In May 2013, the SABMiller Group completed the disposal of its non-core milk and juice business in Panama.

Net Debt and Equity

The SABMiller Group defines net debt as gross debt (including borrowings, financing derivative financial instruments, overdrafts and finance leases) net of cash and cash equivalents (excluding overdrafts). Net debt is a financial performance indicator that is used by SABMiller management to highlight changes in its overall liquidity position. For reasons why the SABMiller Group believes presenting net debt is useful to investors, see “Note on Presentation—Presentation of SABMiller Financial Information—Non-GAAP Financial Measures”.

The following table provides a reconciliation of the SABMiller Group’s net debt to its interest bearing loans and borrowings as at 31 March 2016 and 2015:

	31 March
	2016	2015
	(USD million)
Interest bearing overdrafts, loans and borrowings	(11,679)	(12,491)
Cash and cash equivalents	1,430	965
Derivative financial instruments	672	1,114
Finance leases	(61)	(53)

Net debt(1)	(9,638)	(10,465)

Note:

(1)	See note 27c to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Net debt as at 31 March 2016 was USD 9,638 million, a decrease of USD 827 million, compared with 31 March 2015, reflecting positive free cash flow during the year.

Net debt as at 31 March 2015 was USD 10,465 million, a decrease of USD 3,838 million compared with 31 March 2014. Apart from strong cash flow from operations net of capital expenditures, this was primarily as a result of USD 1,278 million of currency exchange benefits from the SABMiller Group’s treasury risk management policy and the receipt of USD 971 million in proceeds from the disposal of the SABMiller Group’s investment in Tsogo Sun.

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Consolidated equity attributable to equity holders of SABMiller as at 31 March 2016 was USD 24,088 million, compared with USD 24,355 million as at 31 March 2015. The decrease was mainly because of the impact of the translation of local currency denominated net assets into U.S. dollars and the payment of dividends, partly offset by the profit for the year.

Consolidated equity attributable to equity holders of SABMiller as at 31 March 2015 was USD 24,355 million, compared with USD 27,482 million as at 31 March 2014. The decrease was primarily owing to the impact of the translation of local currency denominated net assets into U.S. dollars and the payment of dividends, partly offset by the profit for the year.

Further details on equity movements can be found in SABMiller’s consolidated statement of changes in equity in its audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

See “—Funding Sources—Borrowings” above for details of the SABMiller Group’s long-term debt.

Contractual Obligations and Contingencies

Contractual Obligations

The following tables reflect certain of the SABMiller Group’s contractual obligations, and the effect such obligations are expected to have on the SABMiller Group’s liquidity and cash flows in future periods, as at 31 March 2016:

		Payment Due By Period
Contractual Obligations	Contractual cash flows(1)	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(USD million)
Borrowings	(14,979)	(3,305)	(598)	(4,305)	(6,771)
Net settled derivative financial instruments	(103)	(92)	(9)	(2)	—
Gross settled derivative financial instruments - inflows	2,715	2,596	114	5	—
Gross settled derivative financial instruments - outflows	(2,841)	(2,715)	(120)	(6)	—
Trade and other payables	(3,347)	(3,325)	(17)	(1)	(4)
Financial guarantee contracts(2)	(120)	(120)	—	—	—

Total(3)	(18,675)	(6,961)	(630)	(4,309)	(6,775)

Notes:

(1)	Contractual cash flows are presented on an undiscounted basis.
(2)	The amounts disclosed for financial guarantee contracts represent the maximum possible cash outflows for guarantees provided in respect of associates’ and third-party bank facilities, which would only be payable upon the occurrence of certain default events. Should such events occur certain remedies are available that could mitigate the impact.
(3)	“Total” amounts refer to financial liabilities including interest payments.

Please refer to “—Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding the SABMiller Group’s short-term borrowings and long-term debt.

Please refer to note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016, and in particular to the discussions therein on “Liquidity Risk”, for more information regarding the maturity of the SABMiller Group’s contractual obligations, including interest payments and derivative financial assets and liabilities.

In addition to the contractual obligations set forth in the table above, at 31 March 2016, the SABMiller Group had USD 1,294 million of contracts placed for future expenditure not provided in its financial information. As at 31 March 2016, the SABMiller Group’s share of its joint ventures’ other commitments was USD 512 million. See “—Collateral and Contractual Commitments” below for further details of these commitments.

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		Payment Due By Period
Contractual Lease Obligations	Contractual cash flows(1)	Less than 1 year	1-5 years	More than 5 years
	(USD million)
Operating lease commitments(1)	(266)	(108)	(137)	(21)
Finance lease commitments	(73)	(16)	(45)	(12)

Total(2)	(339)	(124)	(182)	(33)

Notes:

(1)	The amounts disclosed for operating lease commitments are minimum lease rentals to be paid under non-cancellable leases.
(2)	“Total” amounts refer to financial liabilities including interest payments.

Please refer to note 20 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for more information regarding the SABMiller Group’s finance lease obligations. Please refer to note 29 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for details of its operating lease commitments.

Information regarding the SABMiller Group’s pension and post-retirement commitments and funding arrangements is described in note 30 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016. For the year ended 31 March 2016, the SABMiller Group’s income statement charge in relation to pension and other post-retirement benefits amounted to USD 112 million (year ended 31 March 2015: USD 125 million). Contributions to defined benefit pension schemes for 2017 are estimated to be USD 18 million.

Collateral and Contractual Commitments

The following table reflects the SABMiller Group’s collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as at 31 March 2016 and 2015:

	31 March
	2016	2015
	(USD million)
Collateral and financial guarantees received for own trade receivables	7	9
Contractual commitments to purchase property, plant and equipment	190	151
Contracts placed for future expenditure for intangible assets	1	1
Share of capital commitments of joint ventures	65	66
Guarantees to third parties	11	9
Other contingent liabilities	6	6

In addition, at 31 March 2016, the SABMiller Group had USD 1,294 million of contracts placed for future expenditure not provided in its financial information, compared with USD 1,799 million as at 31 March 2015. As at 31 March 2016, the SABMiller Group’s share of its joint ventures’ other commitments was USD 512 million, compared with USD 390 million as at 31 March 2015. Contracts placed for future expenditure primarily relate to minimum purchase commitments for raw materials and packaging materials. The SABMiller Group’s share of joint ventures’ other commitments primarily relate to MillerCoors’ various long-term non-cancellable advertising and promotion commitments.

Please refer to notes 16 and 29 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016 for more information regarding collateral for trade receivables and contractual commitments for the acquisition of property, plant and equipment and other commitments.

Contingencies and Legal Proceedings

SABMiller and Altria entered into a tax matters agreement on 30 May 2002 to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

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The SABMiller Group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of its directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the SABMiller Group’s financial position, except insofar as already provided in SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

In addition, the SABMiller Group has exposures to various environmental risks. Although it is difficult to predict the SABMiller Group’s liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the SABMiller Group’s financial position, except insofar as already provided in SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

As a result of the proposed Transaction, the SABMiller Group has various commitments which are contingent on the completion of the Transaction, including advisors’ fees and staff-related costs, principally reflecting the impact of accelerated vesting of share-based compensation. These contingent liabilities, which have not been recognized in the SABMiller Group’s results for the year ended 31 March 2016, are estimated to range from USD 250 million to USD 300 million.

Other than as set forth below, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened against the SABMiller Group of which the SABMiller Group is aware) which may have, or have had in the recent past, significant effects on the SABMiller Group’s financial position or profitability.

Demerged Entities

During the year ended 31 March 1998 the SABMiller Group recognized a provision of USD 73 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2016 USD 1 million (year ended 31 March 2015: USD 1 million) of this provision was utilized in regard to costs associated with SAB Ltd’s previously disposed of remaining retail interests. The residual balance of USD 4 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in the SABMiller Group’s previous audited consolidated financial statements, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd.

Taxation

The SABMiller Group has recognized various provisions in relation to taxation exposures it believes may arise. The provisions principally relate to non-corporate taxation and interest and penalties on corporate taxation in respect of a number of SABMiller Group companies. Any settlement in respect of these amounts will occur as and when the assessments are finalized with the respective tax authorities.

Off-Balance Sheet Arrangements

The SABMiller Group does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which the SABMiller Group is subject.

Outlook and Trend Information

The SABMiller Group expects to deliver good underlying performance in the year ahead and that its cost and efficiency programme, as discussed above under “—Results of Operations”, is on track to reach targeted annualized savings of at least USD 1,050 million per annum by the financial year ending 31 March 2020. The SABMiller Group anticipates that it will continue to face foreign exchange volatility and the results of certain of its key operations would be impacted by currency depreciation against the U.S. dollar.

The outlook and trend information presented here is for the existing SABMiller Group business and does not reflect the Transaction, the Transaction related Divestitures and the CCBA transaction.

Trading Update

On 21 July 2016, SABMiller issued a trading update for the quarter ended 30 June 2016. SABMiller Group NPR for the quarter declined by 4% on a reported basis as compared with the quarter ended 30 June 2015,

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due to the adverse translational impact of the depreciation of the SABMiller Group’s key operating currencies against the U.S. dollar. Excluding currency translation effects and the effect of certain acquisitions and disposals, SABMiller Group NPR grew by 2% , driven by price and mix realization.

Beverage volumes and lager volumes were in line with the quarter ended 30 June 2015. Soft drinks volumes were up by 2% over the same period, with growth in Africa and Europe partly offset by a decline in Latin America, while other alcoholic beverage volumes were down by 11%, driven by a decline in Africa. SABMiller Group NPR for its premium lager brands grew by 10% as compared with the quarter ended 30 June 2015, supported by SABMiller Group NPR growth in its global lager brands of 5% (in each case on a subsidiary basis and excluding home markets for global brands).

SABMiller’s subsidiaries had another quarter of good underlying momentum, with SABMiller Group NPR growth of 7%, beverage volume growth of 4% and lager volume growth of 5% as compared with the quarter ended 30 June 2015. Europe, South Africa, Colombia, Peru and Australia in particular delivered good growth. Overall performance was, however, tempered by a more challenging quarter in some markets in the rest of Africa, where volumes were negatively impacted by economic volatility and challenging trading conditions.

For SABMiller’s associates and joint ventures, SABMiller Group NPR, beverage volumes and lager volumes declined by 4%, 4% and 5%, respectively, as compared with the quarter ended 30 June 2015, reflecting continued industry trends in the USA and macro-economic and trading headwinds in the major markets of SABMiller’s associates, in particular China, Angola and Turkey.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, the SABMiller Group’s activities expose it to the following financial risks:

•	market risk (including foreign exchange, interest rate and price risk)

•	credit risk

•	liquidity risk

The directors are ultimately responsible for the establishment and oversight of the SABMiller Group’s risk management framework. An essential part of this framework is the role undertaken by the audit committee of the board, supported by the internal audit function, and by the chief financial officer, who in this regard is supported by the treasury committee and the SABMiller Group’s treasury function. Amongst other responsibilities, the audit committee reviews the internal control environment and risk management systems within the SABMiller Group and it reports its activities to the board. The board also receives a quarterly report on treasury activities, including confirmation of compliance with treasury risk management policies.

The SABMiller Group’s treasury function is responsible for the management of cash, borrowings and the financial risks arising in relation to interest rates, foreign exchange rates and the price risk of some commodities. The responsibility for the management of the remaining commodities exposures primarily lies with the centralized procurement function, SABMiller Procurement GmbH. Some of the risk management strategies include the use of derivatives in order to manage the currency, interest rate and commodities exposures arising from the SABMiller Group’s operations. It is the policy of the SABMiller Group that no trading in financial instruments be undertaken.

The SABMiller Group’s treasury policies are established to identify and analyze the financial risks faced by the SABMiller Group, to set appropriate risk limits and controls and to monitor exposures and adherence to limits.

The SABMiller Group’s assessment of its vulnerability to financial risks as at 31 March 2016 is more fully described in note 21 to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

Foreign exchange risk

The SABMiller Group is subject to exposure on the translation of the foreign currency denominated net assets of subsidiaries, associates and joint ventures into the SABMiller Group’s U.S. dollar reporting currency. The SABMiller Group seeks to mitigate this exposure, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of derivatives. As at 31 March 2016, an approximate nominal value of USD 2,519 million of borrowings had been swapped into currencies that match the currency of the underlying operations of the SABMiller Group, including the Australian dollar, Colombian peso, Czech koruna, Peruvian nuevo sol, Polish zloty and South African rand.

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The SABMiller Group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures.

The SABMiller Group is also exposed to transactional currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of its SABMiller Group entities. These exposures are managed primarily by the SABMiller Group’s treasury function which, subject to regulatory constraints or currency market limitations, hedges a proportion of the foreign currency exposures estimated to arise over a period of up to 18 months. Committed transactional exposures that are certain are hedged fully without limitation in time. The SABMiller Group principally uses forward exchange contracts to hedge currency risk.

The SABMiller Group held foreign currency cash flow hedges totaling USD 2,388 million as at 31 March 2016. The foreign exchange gains or losses on these contracts are recorded in the cash flow hedging reserve until the hedged transactions occur, at which time the respective gains and losses are transferred to inventory, property, plant and equipment, goodwill or to the income statement as appropriate.

The SABMiller Group held net investment hedges totaling USD 2,220 million as at 31 March 2016. The foreign exchange gains or losses on these instruments are recorded in the net investment hedging reserve and partially offset the foreign currency translation risk on the SABMiller Group’s foreign currency net assets.

Interest rate risk

The SABMiller Group’s interest rate risk is monitored based on net debt exposures. As at 31 March 2016, 40% of net debt was in fixed rates taking into account interest rate derivatives. The SABMiller Group’s practice is to borrow (direct or synthetically) in floating rates, reflecting the fact that floating rates are generally lower than fixed rates over the medium term. The extent to which SABMiller Group borrowings may be in floating rates is restricted by policy such that the impact of a 1% increase in interest rates on finance costs can be no more than an agreed proportion of adjusted EBITDA. The policy excludes borrowings arising from acquisitions in the previous six months. Exposure to movements in interest rates in SABMiller Group borrowings is managed through interest rate derivatives.

Price risk

Commodity price risk

The SABMiller Group is exposed to variability in the price of commodities used in the production or in the packaging of finished products, such as the price of malt, barley, sugar, diesel and aluminum. Commodity price risk is managed within minimum and maximum guard rails principally through multi-year fixed price contracts with suppliers and, where appropriate, derivative contracts.

As at 31 March 2016, the notional value of commodity derivatives amounted to USD 184 million, compared with USD 142 million as at 31 March 2015.

Equity securities price risk

The SABMiller Group is exposed to equity securities price risk because of investments held by the SABMiller Group and classified on the balance sheet as available-for-sale investments.

Credit risk

The SABMiller Group is exposed to credit risk if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Financial instruments

The SABMiller Group limits its exposure to financial institutions by setting credit limits on a sliding scale based on its credit ratings and generally dealing only with counterparties with a minimum credit rating of BBB- from S&P and Fitch, and Baa3 from Moody’s. For banks with a lower credit rating, or with no international credit rating, a maximum limit of USD 5 million is applied, unless specific approval is obtained from either the chief financial officer or the audit committee of the board. The utilization of credit limits is regularly monitored. To reduce credit exposures, the SABMiller Group has ISDA Master Agreements with most of its counterparties for financial derivatives, which permit net settlement of assets and liabilities in certain circumstances.

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Trade and other receivables

There is no significant concentration of credit risk with respect to trade receivables as the SABMiller Group has a large number of customers which are internationally dispersed. The type of customers range from wholesalers and distributors to smaller retailers. The SABMiller Group has implemented policies that require appropriate credit checks on potential customers before sales commence. Credit risk is managed by limiting the aggregate amount of exposure to any one counterparty.

The SABMiller Group considered its maximum credit risk to be USD 3,884 million as at 31 March 2016, which was the total of the SABMiller Group’s financial assets at that date, compared with USD 3,760 million as at 31 March 2015.

Liquidity risk

The SABMiller Group finances its operations through cash generated by the business and a mixture of short-term and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper with a range of maturity dates. In this way, the SABMiller Group ensures that it is not overly reliant on any particular liquidity source or that maturities of borrowings sourced in this way are not overly concentrated.

Subsidiaries have access to local bank credit facilities, but are principally funded by the SABMiller Group.

Liquidity risk faced by the SABMiller Group is mitigated by having diverse sources of finance available to it and by maintaining substantial unutilized banking facilities and reserve borrowing capacity, as indicated by the level of undrawn facilities. See note 21c to SABMiller’s audited consolidated financial statements as at 31 March 2016 and 2015 and for the three years ended 31 March 2016.

As at 31 March 2016, the SABMiller Group had the following core lines of credit that were available for general corporate purposes:

•	SABMiller: USD 2,500 million committed syndicated revolving credit facility, which was due to expire in May 2020.

•	SABMiller Holdings Inc.: USD 1,000 million committed syndicated revolving credit facility, which was due to expire in May 2020.

In April 2016, the SABMiller Group extended its existing USD 2,500 million and USD 1,000 million committed syndicated facilities by one year to May 2021, with the exception of USD 117 million, for which the maturity date is May 2020.

*

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Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.